Form 20-F
period 2024-03-31
Solowin Holdings, Ltd.
filed 2024-07-26
CIK 1959224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

Commission file number: 001-41776

SOLOWIN HOLDINGS

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Mr. Shing Tak Tam, Director and Chief Executive Officer

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(852)3428-3893 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, $0.0001 par value	SWIN	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2024): 15,500,000 ordinary shares, $0.0001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐	Other ☐
Standards as issued by the International
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Annual Report on Form 20-F

Year Ended March 31, 2024

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“AUM” are to Asset Under Management;

●	“HK$” or “Hong Kong dollar(s)” are to the legal currency of Hong Kong;

●	“Hong Kong” and “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HKEX” are to Hong Kong Exchanges and Clearing Limited;

●	“HKSFC” are to Hong Kong Securities and Futures Commission;

●	“HK Subsidiaries” are to Solomon JFZ (Asia) Holdings Limited and Solomon Private Wealth Limited, each a Hong Kong corporation.
●	“IPO” are to the initial public offering of Solowin’s 2,000,000 ordinary shares at a public offering price of $4.00 per share, which was closed on September 8, 2023.
●	“mainland China” are to the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau;

●	“Nasdaq” refer to Nasdaq Stock Market LLC;

●	“PRC” and “China” are to the People’s Republic of China, including Hong Kong SAR and the Macau Special Administrative Region except when we reference specific laws and regulations adopted by the PRC, but excluding, for the purposes of this report only, Taiwan. For purpose of this report, the legal and operational risks associated with operations in China also apply to operations in Hong Kong;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“Solowin” are to SOLOWIN HOLDINGS, a holding company incorporated in the Cayman Islands as an exempted company;

●	“Solomon JFZ” are to Solowin’s 100% owned subsidiary Solomon JFZ (Asia) Holdings Limited, a Hong Kong corporation;

●	“Solomon VA+” refer to Solomon JFZ’s institutional-grade all-in-one smart trading platform, which innovatively upgraded with virtual assets trading and wealth management functions. Solomon VA+ is an app accessible via any mobile device and is designed to be secure and simple to use, with a bilingual user interface and fast and efficient order execution to provide a great user experience;

●	“Solomon Wealth” are to Solowin’s 100% owned subsidiary Solomon Private Wealth Limited, a Hong Kong corporation; and

●	“U.S. dollars,” “dollars,” “USD,” “US$” or “$” are to the legal currency of the United States.

Solowin is a holding company with no operations of its own. Currently all of operations are conducted in Hong Kong through Solowin’s Hong Kong operating subsidiaries, Solomon JFZ and Solomon Wealth. Throughout this report, unless the context indicates otherwise, the terms “Solowin” and “the Company” refer to SOLOWIN HOLDINGS, the Cayman Islands holding company and references to “we,” “us,” “our,” and “our company” are to Solowin and its subsidiaries, as a whole. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by HK Subsidiaries. Each HK Subsidiary’s reporting currency is Hong Kong dollars. This report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader.

These translations from Hong Kong dollars into U.S. dollars are determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). No representation is made that HK$ or US$ amount represents or could have been, or could be converted, realized or settled into US$ or HK$, as the case may be, at any particular rate, or at all.

Numerical figures included in this report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Our fiscal year end is March 31. References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

For the sake of clarity, this report follows the English naming convention of given name followed by family name, regardless of whether an individual’s name is Chinese or English. For example, the name of Solowin’s Chief Executive Officer will be presented as “Shing Tak Tam” even though, in Chinese, Mr. Tam’s name is presented as “Tam Shing Tak.”

We have proprietary rights to trademarks used in this report that are important to HK Subsidiaries’ business. Solely for convenience, the trademarks, service marks and trade names referred to in this report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This report may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, the effects of the global COVID-19 pandemic, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, uncertainties related to PRC legal and regulatory system, the political risks associated with conducting business in Hong Kong, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in Item 3 “Key information-D. Risk Factors” and elsewhere in this annual report.

Readers are urged to carefully review and consider the various disclosures made by us in this report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. Our ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) are listed on Nasdaq, under the symbol “SWIN.” As a holding company with no material operations of its own, Solowin currently conducts its operations primarily through its wholly owned subsidiaries, Solomon JFZ and Solomon Wealth, each a limited liability corporation incorporated in Hong Kong. This holding company structure involves unique risks to investors, and you may never directly hold equity interests in our operating subsidiaries. We face various legal and operational risks and uncertainties associated with being based in or having operations in Hong Kong, having clients who are PRC individuals or companies that have shareholders or directors that are PRC individuals and the complex and evolving PRC laws and regulations. The legal and operational risks associated with operations in China will apply to HK Subsidiaries’ operations in Hong Kong, should recent statements and regulatory actions by China’s government apply to us in the future. In that case, we will face risks associated with regulatory approvals on foreign investment in Hong Kong-based issuers, anti-monopoly regulatory actions, oversight on cybersecurity, data privacy and personal information. The PRC government may also intervene or impose restrictions on HK Subsidiaries’ ability to move cash out of Hong Kong to distribute earnings and pay dividends to Solowin or U.S. investors. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require us to obtain regulatory approval from PRC authorities for any future securities offering. These risks could result in a material adverse change in HK Subsidiaries’ business operations and the value of the Ordinary Shares, restrictions in HK Subsidiaries’ ability to accept foreign investments, significantly limit or completely hinder Solowin’s ability to continue to offer securities to investors or continued listing of the Ordinary Shares on a U.S. or other foreign exchange, or cause the value of such securities to significantly decline or become worthless. For a detailed description of these legal and operational risks, see Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in Jurisdictions We Operate.”

Specifically, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies, stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively the “New Overseas Listing Rules”). Among others, the New Overseas Listing Rules provide that PRC domestic companies seeking to offer and list securities (which, for the purposes of the New Overseas Listing Rules, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, must file with the CSRC within three working days after their application for an overseas listing is submitted. The New Overseas Listing Rules came into effect on March 31, 2023. As of the date of this report, we are not subject to the New Overseas Listing Rules because we do not own any PRC entity and we are not deemed a “domestic company” as defined under the New Overseas Listing Rules. However, given that the New Overseas Listing Rules were introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and/or fully comply with the relevant new rules on a timely basis for future offerings, if at all. Furthermore, as more stringent standards have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, Solowin’s securities may be prohibited from trading if our auditor cannot be fully inspected by the PCAOB. Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to the PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive “non-inspection” years instead of three and thus, reduces the time before Solowin’s securities may be prohibited from trading or delisted. In December 2022, an omnibus spending bill was passed by Congress and later signed into law, which included the enactment of provisions under the AHFCAA to accelerate the timeline for implementation of trading prohibitions under the HFCA Act from three consecutive years to two consecutive years. Pursuant to the HFCA Act, on December 16, 2021, the PCAOB issued its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our auditor, WWC, P.C., as our auditor is based in the U.S. and is registered with the PCAOB and subject to the PCAOB inspection. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong and as a result, PCAOB vacated its previous 2021 determination. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations if needed. While our auditor is based in the U.S. and is subject to the PCAOB inspection, in the event the PCAOB later determines that it is unable to inspect or investigate completely our auditor, then such lack of inspection could cause Solowin’s securities to be delisted from the U.S. stock exchange. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in Jurisdictions We Operate-The Ordinary Shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China or Hong Kong. The delisting of the Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” In addition, we cannot assure you that Nasdaq or other regulatory agencies will not apply additional or more stringent requirements to us. Such uncertainty could cause the market price of the Ordinary Shares to be materially and adversely affected.

Transfer of Cash Through Our Organization

Subject to the Companies Act (As Revised) of the Cayman Islands and Solowin’s amended and restated memorandum and articles of association, Solowin’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend it will be able to pay its debts as they become due in the ordinary course of business. For Solowin to transfer cash to HK Subsidiaries, Solowin may provide funding to HK Subsidiaries through loans or capital contributions without restrictions on the amount of the funds. As a holding company, Solowin may rely on dividends and other distributions on equity paid by HK Subsidiaries for its cash and financing requirements. Under Hong Kong law, HK Subsidiaries are permitted to provide funding to Solowin through dividend distribution without restrictions on the amount of the funds under the condition that dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by HK Subsidiaries. HK Subsidiaries have not made any dividends or other distributions to Solowin as of the date of this report. In the future, cash proceeds raised from financings conducted outside of Hong Kong, may be transferred by Solowin to HK Subsidiaries via capital contribution or shareholder loans, as the case may be. See Item 4. “Information of the Company-A. History and Development of the Company-Corporate Structure” for more details.

As of the date of this report, neither Solowin nor any HK Subsidiary has paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors. Neither Solowin nor any of the HK Subsidiaries currently has plans to distribute earnings or declare cash dividends in the foreseeable future.

During the years ended March 31, 2024, 2023 and 2022, and up to the date of this report, the transfer of cash between Solowin and HK Subsidiaries totaled approximately $774,000. This amount represented the repayment by Solowin to Solomon JFZ for certain IPO related expenses paid by Solomon JFZ. There has been no transfer of other types of assets between Solowin and HK Subsidiaries. HK Subsidiaries, which conduct our substantive operations, maintain the cash. Currently, other than complying with the applicable Hong Kong laws and regulations, we do not have our own cash management policy or procedures that dictate how funds are transferred. Neither Solowin nor any of the HK Subsidiaries currently has plans to distribute earnings or declare cash dividends in the foreseeable future. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The Companies Act (As Revised) of the Cayman Islands permits, subject to a solvency test and the provisions, if any, of Solowin’s amended and restated memorandum and articles of association, the payment of dividends and distributions out of the share premium account. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, Solowin is permitted under the laws of Cayman Islands to provide funding to our HK Subsidiaries through loans or capital contributions without restrictions on the amount of the funds.

If we determine to pay dividends on any of the Ordinary Shares in the future, as a holding company, Solowin will be dependent on receipt of funds from our HK Subsidiaries by way of dividend payments.

Each of our HK Subsidiaries is permitted under the laws of Hong Kong to provide funding to Solowin through dividend distribution. Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. In addition, there are no restrictions on foreign exchange and there are no limitations on the abilities of Solowin to transfer cash to or from our HK Subsidiaries or to investors under Hong Kong law. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between Solowin and our HK Subsidiaries, across borders and to U.S. investors. Nor are there any restrictions and limitations on distributing earnings from HK Subsidiaries to Solowin or U.S. investors, or paying amounts owed. Solowin has not established cash management policies that dictate how funds are transferred.

See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Solowin relies on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Solowin may have, and any limitation on the ability of its subsidiaries to make payments to Solowin could have a material adverse effect on our ability to conduct our business” for more information.

The table below presents the cash flows between our subsidiaries for the fiscal years ended March 31, 2024 and 2023.

	Years Ended March 31,
Cash Flows Between Subsidiaries	2024	2023
Solomon JFZ (Asia) Holdings Limited	774,000	-

Restrictions on Cash Transfers

There are currently no such restrictions on foreign exchange or our ability to transfer cash or assets between Solowin and HK Subsidiaries. However, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to HK Subsidiaries, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on HK Subsidiaries’ ability to transfer funds or assets by the PRC government. Furthermore, we cannot assure you that the PRC government will not intervene or impose restrictions on Solowin or HK Subsidiaries in their transferring or distributing cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of Hong Kong. Any limitation on the ability of HK Subsidiaries to pay dividends or make other distributions to Solowin could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends to U.S. investors, or otherwise fund and conduct our business. In addition, if any HK Subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends. See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Solowin relies on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Solowin may have, and any limitation on the ability of its subsidiaries to make payments to Solowin could have a material adverse effect on our ability to conduct our business.”

Regulatory Permissions to Operate Business and for the Offering of Securities to Foreign Investors

Save as disclosed below, other than those requisite for a domestic company in Hong Kong engaged in the same business, we are not required to obtain any additional permission from any Hong Kong authorities.

Save as disclosed below, as of the date of this report, HK Subsidiaries have received from Hong Kong authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted by them in Hong Kong, and no permission or approval has been denied. Such licenses and permissions include Type 1 license (dealing in securities), Type 4 license (Advising on securities), Type 6 license (advising on corporate finance) and Type 9 license (Asset management). The following table summarizes the licenses and permissions held by our HK Subsidiaries.

License/Permit	Issuing Authority	Issuance Date	Term	Restrictions
Type 1 license (dealing in securities)	HKSFC	January 10, 2017	No expiration date

(virtual asset dealing services)		Mar 25, 2024	No expiration date

With respect to providing virtual asset dealing services, the licensee or registered institution shall comply with the “Terms and conditions for licensed corporations or registered institutions providing virtual asset dealing services under an omnibus account arrangement” (as amended from time to time). The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.

With respect to providing virtual asset dealing services, the licensee or registered institution shall only provide such services to persons which are, and remain at all times, its clients in respect of its business in Type 1 regulated activity (dealing in securities). The term “dealing in securities” is specified in Part 2 of Schedule 5 to the Securities and Futures Ordinance. The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.

Type 4 license (Advising on securities)	HKSFC	October 16, 2019	No expiration date

(Virtual asset advisory services)		March 25, 2024	No expiration date

With respect to providing virtual asset advisory services, the licensee or registered institution shall comply with the “Terms and conditions for licensed corporations or registered institutions providing virtual asset advisory services” (as amended from time to time). The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.

With respect to providing virtual asset advisory services, the licensee or registered institution shall only provide such services to persons which are, and remain at all times, clients of the licensed corporation or registered institution in respect of its business in Type 4 regulated activity (advising on securities). The term “advising on securities” is specified in Part 2 of Schedule 5 to the Securities and Futures Ordinance. The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.

Type 6 license (advising on corporate finance, excluding acting as a sponsor of a listing applicant in an initial public offering or advising on the code on takeovers and mergers and share repurchases)	HKSFC	May 13, 2021	No expiration date	The licensee shall not advise on matters/transactions falling within the ambit of the Codes on Takeovers and Mergers and Share Buy-backs issued by the Commission & shall not act as sponsor in respect of an application for the listing on a recognized stock market of any securities

Type 9 license (Asset management)	HKSFC	October 16, 2019	No expiration date	No Licensing Condition

To conduct any regulated activity, a licensed corporation must appoint at least two responsible officers for each type of regulated activity. Among these officers, at least one should be an executive director, responsible for supervising the respective regulated activity. As of the date of this report, Solomon JFZ has four responsible officers to carry out Type 1 regulated activities, three responsible officers to carry out Type 4 regulated activities, two responsible officers to carry out Type 6 regulated activities and two responsible officers to carry out Type 9 regulated activities. Among the responsible officers, at least one of them is an executive director. As a result, we are currently in full compliance with the HKSFC requirements on this matter.

In addition, we do not believe our operations in Hong Kong and future offerings in the United States are subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the CSRC. Specially, we do not currently expect the revised Cybersecurity Review Measures (the “revised CRM”), published by CAC on December 28, 2021, to have an impact on our business, operations or future offerings as we do not believe that any of our HK Subsidiaries is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review, because: (i) each of our HK Subsidiaries is incorporated and operating in Hong Kong and the revised CRM remains unclear whether it shall be applied to a Hong Kong company; (ii) each of our HK Subsidiaries operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this report, our HK Subsidiaries collected and stored personal information of approximately 15,000 PRC individual clients, far less than one million users; and (vi) as of the date of this report, none of our HK Subsidiaries has been informed by any PRC governmental authority that it is required to file for a cybersecurity review.

However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our HK Subsidiaries is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our HK Subsidiaries’ operation could be subject to CAC’s cybersecurity review in the future. If any of our HK Subsidiaries (i) does not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (ii) inadvertently concluded that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and any of our HK Subsidiaries is required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless. In addition, if we do not receive or maintain our existing licenses, or we inadvertently conclude that governmental approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future and we fail to obtain such approval on a timely basis, we may be subject to governmental investigations, fines, penalties, orders to suspend operations and rectify any non-compliance, or prohibitions from conducting certain business or any financing, which could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause our securities to significantly decline in value or become worthless.

See Item 3 “Key Information-D. Risk Factors-Risks Relating to Doing Business in Jurisdictions We Operate-We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Ordinary Shares to significantly decline or be worthless.”

Enforceability of Civil Liabilities

Cayman Islands

Solowin is incorporated under the laws of the Cayman Islands as an exempted company with limited liability. It is incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Solowin’s constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between the company, its officers, directors and shareholders, be subject to arbitration.

Substantially all of our assets are located outside the United States. In addition, most of the directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and the officers and directors.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or the directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or the directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

All of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

There is uncertainty as to whether the courts of Hong Kong would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, but Hong Kong courts do not entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a monetary sum (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong in actions for enforcement of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States, whereas original actions predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States would not be entertained by Hong Kong courts.

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding our securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in the section titled “Risk Factors” below. These risks include, but are not limited to:

●	Hong Kong’s securities brokerage industry is highly competitive, and Solomon JFZ is subject to extensive and evolving regulatory requirements in the jurisdictions in which it operates. See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate” on page 9.

●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents. See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents” on page 10.

●	Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability. See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability” on page 13.

●	We derived a substantial portion of revenue from a small number of key clients. See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We derived a substantial portion of revenue from a small number of key clients” on page 19.

●	Solowin relies on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Solowin may have, and any limitation on the ability of its subsidiaries to make payments to Solowin could have a material adverse effect on our ability to conduct our business. See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business and Industry-Solowin relies on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Solowin may have, and any limitation on the ability of its subsidiaries to make payments to Solowin could have a material adverse effect on our ability to conduct our business” on page 25.

●	Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to operations in Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in Jurisdictions We Operate-Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to operations in Hong Kong. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 28.

●	The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiaries. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in Jurisdictions We Operate-The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law) could impact our Hong Kong operating subsidiaries” on page 29.

●	There are political risks associated with conducting business in Hong Kong. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in Jurisdictions We Operate-There are political risks associated with conducting business in Hong Kong” on page 30.

●	The Ordinary Shares may be delisted under the HFCA At if the PCAOB is unable to inspect our auditors. The delisting of the Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. In December 2022, an omnibus spending bill was signed into law, which included the enactment of provisions under the AHFCAA to accelerate the timeline for implementation of trading prohibitions under the HFCA Act from three consecutive years to two consecutive years. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. This list does not include our auditor, WWC, P.C. While our auditor is based in the U.S. and is registered with the PCAOB and subject to the PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in Jurisdictions We Operate-The Ordinary Shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China or Hong Kong. The delisting of the Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 30.

●	We may become subject to certain new PRC laws and regulations regarding cyber security, data protection and overseas listing. See Item 3 “Key Information-D. Risk Factors-Risks Related to Doing Business in Jurisdictions We Operate-We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Ordinary Shares to significantly decline or be worthless” on page 33.

●

The Ordinary Shares experienced extreme price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Ordinary Shares and investors may experience losses on their investment. See Item 3 “Key Information-D. Risk Factors-Risks Relating to Ownership of the Ordinary Shares-We experienced extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Ordinary Shares” on page 35.

●	We may not be able to maintain a listing of the Ordinary Shares on Nasdaq. See Item 3 “Key Information-D. Risk Factors-Risks Relating to Ownership of the Ordinary Shares-We may not be able to maintain a listing of the Ordinary Shares on Nasdaq” on page 35.

●	We have not historically declared or paid dividends on the Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Ordinary Shares. See Item 3 “Key Information-D. Risk Factors-Risks Relating to Ownership of the Ordinary Shares-We have not historically declared or paid dividends on the Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Ordinary Shares” on page 36.

●	Solowin’s directors, officers and principal shareholders have significant voting power. See Item 3 “Key Information-D. Risk Factors-Risks Relating to Ownership of the Ordinary Shares-Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders” on page 36.

●	We are exempt from certain provisions under the Exchange Act applicable to U.S. domestic public companies See Item 3 “Key Information-D. Risk Factors-Risks Relating to Ownership of the Ordinary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” on page 37.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Ordinary Shares. See Item 3 “Key Information-D. Risk Factors-Risks Relating to Ownership of the Ordinary Shares-As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of the Ordinary Shares” on page 37.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Solowin is incorporated under Cayman Islands law. See Item 3 “Key Information-D. Risk Factors- Risks Relating to Ownership of the Ordinary Shares-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Solowin is incorporated under Cayman Islands law” on page 38.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in the Company’s securities involves a high degree of risk. INVESTORS PURCHASING OUR SECURITIES ARE PURCHASING SECURITIES OF SOLOWIN HOLDINGS, THE CAYMAN ISLANDS HOLDING COMPANY RATHER THAN SECURITIES OF SOLOWIN HOLDINGS’ HK SUBSIDIARIES THAT HAVE SUBSTANTIVE BUSINESS OPERATIONS IN HONG KONG. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the value of the Company’s securities could significantly decline or be worthless and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

We operate in a highly-regulated industry and must comply with the applicable regulatory requirements in the jurisdictions we operate. Our major regulators include Cayman Islands Monetary Authority (CIMA) and Securities and Futures Commission of Hong Kong, or HKSFC. These regulators and self-regulatory organizations govern our business operations in a variety of ways and conduct regular examinations of our business to monitor our compliance with applicable regulations. Among other things, we are subject to regulations with regard to (i) our sales practices, including our interaction with and solicitation of clients and our marketing activities; (ii) the custody, control and safeguarding of our clients’ assets; (iii) maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries; (iv) submitting regular financial and other reports to regulators; (v) licensing for our operating subsidiaries and our employees; and (vi) the conduct of our directors, officers, employees and affiliates. In addition, as the online brokerage service industry in Hong Kong is at a relatively early stage of development, interpretation and enforcement of the applicable regulatory regime are subject to significant uncertainties, which may result in difficulties in determining whether our existing practices violate any applicable laws and regulations.

Compliance with these regulations is complicated, time-consuming and expensive. Our ability to comply with all applicable laws and regulations is largely dependent on our internal compliance system, as well as our ability to attract and retain qualified compliance personnel. While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, we cannot assure you that we are able to prevent all possible violations. Non-compliance with applicable laws or regulations could result in sanctions being levied against us, including the imposition of fines or penalties, censures, restrictions on certain business activities, suspension or expulsion from a jurisdiction or market or the revocation or limitation of licenses, which could adversely affect our reputation, prospects, revenues and earnings. Furthermore, any future change in the regulatory, legal and industry environment for the securities brokerage, investment advisory, corporate finance and asset management may have a significant impact on our business.

In addition, we are subject to regular investigations, inquiries and inspections from the relevant regulatory bodies. For example, from time to time, Solomon JFZ, our HKSFC-licensed subsidiary, may be subject to or required to assist in inquiries or investigations by regulatory authorities in Hong Kong, principally the HKSFC. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise Solomon JFZ’s business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, its financial soundness. Similarly, Solowin may be subject to CIMA’s on-site inspections and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews, investigation or inspections, the relevant regulatory authorities may take disciplinary actions against us. There also remains a risk that we may not be able to rectify our practices to be in compliance with the relevant rules and regulations following the identification of any such misconduct or material non-compliance, which may result in regulators taking additional actions against it. We have not been inspected by HKSFC so far. We have an external audit carried out every year, and we have hired an external compliance consulting company since September 1, 2021 on compliance review and checking.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC or otherwise relating to PRC residents.

We operate in a heavily regulated industry, which requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our clients include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may in the future take the position that we are required to obtain licenses or otherwise comply with local laws and regulations in order to conduct our business with residents living in those jurisdictions. In any jurisdictions, if we fail to comply with the regulatory requirements, we may risk being disqualified for our existing businesses or being rejected for renewal of our qualifications and/or licenses upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

Specifically, we do not hold any licenses or permits from any PRC regulatory bodies for Solomon JFZ’s securities related business. Currently, a large number of our clients are PRC residents and some independent contractors are providing supporting services remotely from the PRC. We believe that since the transactions on Solomon JFZ’s trading platform are all conducted outside PRC, Solomon JFZ’s current activities in China do not require a securities brokerage license, a making license or permit under existing PRC securities laws and regulations. However, it is noted on December 30, 2022, CSRC issued a rectification request to similarly situated companies, specifically described as “Futu Holdings and UP Fintech Holding Limited have conducted cross-border securities business for domestic investors without the approval of the CSRC, which constitutes illegal operation of securities business under the Securities Law and other relevant laws and regulations, and the CSRC intends to require Futu Holdings and UP Fintech Holding Limited to rectify the aforementioned violations.” Moreover, CSRC has promulgated Administrative Measures on Securities Brokerage Services effective on February 28, 2023, which clarifies that CSRC will strengthen the daily supervision of illegal cross-border brokerage business and steadily and orderly promote the rectification and standardization of such activity. Therefore, we tend to believe that CSRC is now gradually strengthening its regulation of this cross-border online brokerage business, and Solomon JFZ’s business involving PRC residents may also need to comply with the new regulatory requirements in the future. As a result, there remains uncertainties as to how the current and any future PRC laws and regulations will be interpreted or implemented in the context of operating securities-related business in China. We cannot assure you that our current operating model will not be deemed as operating securities brokerage business in China, subjecting us to further inquiries or rectifications. If certain of Solomon JFZ’s activities in China were deemed by PRC regulators to be providing securities brokerage services, investment consulting services or stock options brokerage business in China, we would be required to obtain the required licenses or permits from the relevant regulatory bodies, including CSRC. The failure to obtain such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of Solomon JFZ’s business relations with PRC individuals and entities, and temporary suspension or removal of our websites and mobile application in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations.

A majority of our clients are PRC residents and are therefore subject to the restrictions under the rules and regulations promulgated by the State Administration of Foreign Exchange (the “SAFE”), regarding the conversion of Renminbi into foreign currencies and the remittance and the use of such funds outside China. Under current PRC foreign exchange regulations, which are Administrative Measures on Individual Foreign Exchange issued in December 2006 and Implementation Regulations for the Administrative Measures on Individual Foreign Exchange issued in January 2007, each PRC citizen is permitted to convert up to an aggregate of $50,000 equivalent Renminbi each year for appropriate personal use. Such appropriate use does not include direct investment into secondary stock markets, futures, insurances, asset management products or other trading. PRC residents who intend to convert Renminbi into U.S. dollars exceeding such quota are required to go through additional application and review procedures with commercial banks designated by the SAFE. In fact, according to the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Round-tripping by Chinese Residents through Special Purpose Vehicles (Hui Fa [2014] No.37), except for the red chip model (individuals in China set up SPVs abroad and return to invest) recognized by SAFE , PRC residents can only invest in overseas markets indirectly through channels such as Shanghai-Shenzhen-Hong Kong Stock Exchange, mutual recognition of funds between the Mainland and Hong Kong or purchase of QDII/RQDII products. Although we require our clients to comply with the relevant rules and regulations pursuant to the agreements we enter into with them, we cannot assure you that our clients will follow the rules and regulations or the provisions in the agreements at all times. We have not accepted any direct Renminbi deposit from mainland China since start-up and do not handle the Renminbi cross-border currency conversion for our Chinese clients through any of our accounts or entities, and we do not require our clients to submit evidence of approval or registration with respect to the foreign currency used for offshore investments. We cannot assure you that our current operating model, which includes redirecting our clients to open accounts with third party service provider, will be not deemed as assisting with the currency conversion by SAFE. In such cases, we may face regulatory warnings, correction orders, condemnation and fines, and may not be able to conduct our current business in the future. In addition, any misbehavior or violation by our clients of applicable laws and regulations could lead to regulatory inquiries, investigations or penalties that involve us. Moreover, in accordance with the rectification requirements imposed by the CSRC on December 30, 2022 in respect of Futu Holdings and UP Fintech Holding Limited, it cannot be ruled out that we will not subsequently be penalized by the relevant PRC authorities due to foreign exchange control issues for our PRC residents clients and Solomon JFZ may also be prohibited from accepting incremental fund transfers to such investors’ accounts in violation of PRC foreign exchange control regulations due to this issue, like above mentioned those two companies, which may make it more difficult for us to develop new PRC residents customers subsequently.

Since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant discretion in interpreting, implementing and enforcing the foreign exchange rules and regulations, and due to many other factors that are beyond our control and ability to anticipate, we may face more severe consequences, including being asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our clients, remove our account opening functions, or suspend our operations pending an investigation or indefinitely. In such cases, we may face regulatory warnings, correction orders, condemnation, fines and confiscation of income, and may not be able to conduct our current business in the future. We may also be subject to regular inspections from relevant authorities from time to time. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

In addition, if the PRC government further tightens the amount of currency exchange allowed for PRC residents, increases control over the remittance of currency out of the PRC, restricts the assistance or participation of any non-resident entities in the currency conversion, or specifically prohibits any exchanges for securities-related investment purposes, the trading activities of Chinese residents on our platform could be restricted, which would significantly reduce the trading volume on our platform. As our revenues from brokerage commission and market making income depends heavily on the total trading volume facilitated on our platform, the occurrence of any of the above regulatory changes would have a material and adverse impact on our business, operating and financial results.

If we were deemed to be an investment company under the Investment Company Act of 1940, we may be required to institute burdensome compliance requirements and our activities may be restricted, which could adversely affect the price of the Ordinary Shares and our business.

An entity will generally be deemed an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe we are not an “investment company” and do not intend to become registered as an “investment company” within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities. As of March 31, 2024, Solomon JFZ’s operations mainly consisted of four business segments: (i) securities related services, (ii) investment advisory services, (iii) corporate consultancy services, and (iv) asset management services to our customers. Solomon JFZ charges brokerage commission fees to clients for trades made using its trading platform based on the transaction amount, subject to a minimum charge per transaction. Solomon JFZ provides investment advice to our clients based on their financial needs and risk appetite, and it charges them an investment advisory fee based on a percentage of the AUM. Solomon JFZ also provides corporate consultancy services to unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. It charges our clients advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. For its asset management services, Solomon JFZ generates revenue through fund subscription fees, fund management fees, and performance fees. Solomon JFZ’s management funds provide eligible investors with the chance to invest under professional management. The subscription fees for asset management services vary based on the subscription amount, ranging from 1% to 5% for specific funds and investors. See “Business—Products and Services” for more details. In addition, as of March 31, 2024, Solomon JFZ’s investment securities represented less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis calculated in accordance with Section 3(a)(1)(C) of the 1940 Act. The Company does not own any securities as defined as “investment securities” under Section 3(a)(2) of the 1940 Act. Because neither Solowin nor Solomon JFZ owns securities of other companies, they will not receive any dividend or interest income, nor will they recognize gains or losses from sales of securities and there is no expectation that these circumstances will change in the foreseeable future. We intend to continue to conduct our operations so that we will not be deemed an investment company.

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the 1940 Act. If we were to become subject to the 1940 Act, any violation of the 1940 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the 1940 Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the 1940 Act. Finally, failure to avoid being deemed an investment company under the 1940 Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq, which would have a material adverse effect on the liquidity and value of the Ordinary Shares.

We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

We derive a significant portion of our revenues from Solomon JFZ’s commissions based upon the trading volume or the number of relevant transaction contracts executed by our clients. The historically rapidly growing trading volume on Solomon JFZ’s platform was primarily driven by the increasing number of our active clients in the past. However, our total revenue-generating clients have declined over the past three fiscal years. As of March 31, 2024, 2023 and 2022, we had 1,240, 1,400 and 2,100 revenue-generating clients, respectively. Revenue-generating clients are active clients who have assets in their trading accounts and have trading activities. We have seen a significant decrease in this group of clients, primarily due to a sharp increase in withdrawals and limited growth in new clients depositing money after opening their accounts. The high number of withdrawals is directly tied to a decline in investor confidence because of bad performance in the Hong Kong stock market, which was evidenced by a 22% drop in the HSI index over a six-month period from March 31 2022 to September 30, 2022. Investors who lost interest in trading chose to withdraw their money and avoid making impulsive trading. The limited growth in new client deposits is largely due to the absence of appealing initial public offerings in the Hong Kong stock market. According to statistical data from HKEX, the number of IPOs in the Hong Kong stock market declined significantly during the past years from 154 in 2020 to 90 in 2022, or a compounded decrease of 24%. Additionally, in 2022, 31 of the 90 IPOs had trading prices falling on their first day of trading, while 49 companies underperformed their initial offering prices throughout the year, representing 34% and 54% of the total number of IPOs in the year, respectively. To further grow our business and expand our operation, we rely on continuous efforts in retaining existing clients and attracting new ones.

Our ability to retain existing clients is dependent upon multiple factors, some of which are beyond our control. Our clients may not continue to place trading orders or increase the level of their trading activities on Solomon JFZ’s platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices and provide a satisfactory experience will cause our clients to lose confidence in us and use our platform less frequently or even stop using Solomon JFZ’s platform altogether. Even if we are able to provide high-quality and satisfactory services on Solomon JFZ’s platform in a timely manner and at favorable pricing terms, we cannot assure you that we will be able to retain existing clients, encourage repeat and increase trading transactions, in part due to reasons beyond our control, such as the personal financial situation of our clients or the deterioration of capital markets generally. We have taken efforts in attracting new clients and expanding our brand influence, and we plan to continue doing so. However, these efforts may not be cost effective and we cannot assure you that we will be able to grow our client base as we expect, which may in turn materially and adversely affect our business operations and prospects.

Our level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

A significant portion of our revenue is derived from advisory fees charged to clients for Solomon JFZ’s investment advisory services. Revenues generated from investment advisory fees amounted to approximately $2.86 million, or 67%, approximately $2.52 million, or 56% and approximately $0.73 million, or 22% of our total revenue for the fiscal years ended March 31, 2024, 2023 and 2022, respectively.

Solomon JFZ generates revenue through advisory fees utilizing a pricing model that carefully balances cost, value, and affordability. When determining the cost elements, factors such as human resources, sales commissions, and operational expenses are taken into consideration. Additionally, Solomon JFZ may implement a reduced percentage fee structure to accommodate affordability or to attract new clients.

Revenue from commissions charged to clients for Solomon JFZ’s securities related services amounted to $51,000, or 1%, $74,000, or 2% and $1.84 million, or 57% of our total revenue for the fiscal years ended March 31, 2024, 2023 and 2022. The significant decrease in the fiscal year ended March 31, 2024 is mainly due to the poor equity market performance in Hong Kong and a lack of attractive IPOs in the Hong Kong stock market.

In terms of online trading commission fees, our fees are about 60% lower than those of banks, which charge high fees due to their reputation for securing assets and providing convenient access to purchasing power. However, our fees are less competitive compared to those of larger online securities companies with a larger client base, such as Futu Securities. For IPO subscription fees, we offer competitive rates similar to those of banks, charging a fee of HKD 100 per subscription and winning lot charge.

We may experience pressure on our commission or fee rates as a result of competition in the financial service industry and online brokerage industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able to offer trading services at lower commissions or fee rates than we currently offer or may be able to offer. For example, some banks in Hong Kong and the United States have started offering zero commission fees or similar promotions to attract clients. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives we may not be able to offer, such as rebates or discounts in order to induce trading in their systems, which may in turn materially and adversely affect our operating and financial results.

We cannot guarantee the profitability of our clients’ investments or ensure that our clients will make rational investment judgements.

We cannot guarantee the profitability of the investments made by clients on Solomon JFZ’s trading platform. The profitability of our clients’ investments is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities and futures transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed.

Moreover, many of our clients are retail investors, who are less sophisticated compared with institutional investors. Although we include prominent risk warnings and disclaimers on our apps throughout the transaction process and, in accordance with relevant regulations, have designed an appropriateness test to assess the level of experience and risk level of the client to assess whether certain services or products are appropriate for such client, there is no guarantee that the appropriateness test for any product is adequate.

Clients who have suffered from unfavorable trading results, financial losses, or even liquidity issues in connection with the financial losses may attribute their losses to us and/or may discontinue trading with us, which may have a material and adverse effect on our business and results of operation. Some clients who have suffered substantial losses on Solomon JFZ’s platform may seek to recover their damages from us or bring lawsuits against us. These allegations against us, regardless of their veracity, may negatively affect our reputation and clients’ confidence with us. If we were to become the subject of any unfavorable allegations or lawsuits, whether such allegations are proven to be true or untrue and regardless of the outcome of the lawsuits, we may have to expend a significant amount of resources to investigate and/or defend itself, which could divert our management’s attention from the day-to-day operations. In addition, if any litigation or other legal proceeding to which we are a party is resolved adversely, we may be ordered to pay a substantial amount of damages or compensation to the other party, which could adversely affect our business, financial condition and results of operations.

Failure to comply with regulatory capital requirements set by local regulatory authorities could materially and negatively affect our business operation and overall performance.

Solomon JFZ, our major operating subsidiary in Hong Kong, is subject to various regulatory capital requirements, including minimum capital requirements, capital ratios and buffers established by competent authorities in their respective jurisdiction. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our business and financial position.

As of the date of this report, Solomon JFZ is in compliance with its respective regulatory capital requirements. However, if Solomon JFZ fails to remain well-capitalized for regulatory purposes, CIMA and HKSFC may take actions against it and its business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

Our risk management policies and procedures may not be adequate and effective, which may expose us to unidentified or unexpected risks.

Our business activities expose us to various risks, including regulatory environment risk, market condition risk, credit risk, liquidity risk, capital adequacy risk and operational risk. We are dependent on our risk management policies and procedures and adherence to our Internal Control and Compliance Manual as well as the latest regulatory policies and procedures by our staff to manage the risks inherent in our business. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks. Some of our methods for managing risks are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur losses or cause our risk management strategies to be ineffective.

In addition, we may fail to update our risk management system as needed or as fast as the industry evolves, which may weaken our ability to identify, monitor and control new risks. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. These may adversely affect our results of operations and financial conditions.

Fluctuations in exchange rates could have a material adverse effect on our results of operations.

The functional currency for HK Subsidiaries is Hong Kong dollars. However, the financial statements we provided to you and filed with the SEC are presented in U.S. dollars. Our assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Any such translation may result in gains or losses, which are recorded under other comprehensive income (loss) in the financial statements. Changes in the exchange rates between the Hong Kong dollars or other currencies to the U.S. dollars could have a material effect on our results of operations. The value of Hong Kong dollars against U.S. dollars and other currencies is affected by a variety of factors which are beyond our control, including, among other things, changes in Hong Kong’s or China’s political and economic conditions. Changes in the conversion rate between the U.S. dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to $1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Our reputation, or the reputation of our industry as a whole, may be harmed.

The reputation of our brand is critical to our business and competitiveness. If we fail, or are perceived to have failed, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. Such issues may include mishandling client complaints, potential conflicts of interest, privacy breaches, client data leak, improper sales practices, as well as failures to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce clients’ confidence in us or increase client attrition rate, which may adversely affect our reputation and business. In addition, any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of us, including our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

Negative publicity about the securities brokerage industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Moreover, negative publicity about our partners, service providers or other counterparties, such as negative publicity about their client complaints and any failure by them to adequately protect the information of our investors and borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We had incurred net losses in the past, and we may incur losses again in the future.

We recorded a net income of $1.35 million in the fiscal year ended March 31, 2023. However, we had a net loss of $4.56 million and $0.98 million in the fiscal years ended March 31, 2024 and 2022, respectively. We cannot assure you that we will be able to generate net income in the future. We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, attract new clients, enhance our risk management capabilities and increase our brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other external and internal factors that could negatively affect our financial condition. For example, the trading volume achieved on Solomon JFZ’s platform may be lower than expected, which may lead to lower than expected revenues. Furthermore, we may adopt a new share incentive plan in the future, which will result in significant share based compensations to us. We generated approximately 1%, 2% and 57%, of our total revenues from securities related services charged to our clients who trade on our platform in fiscal years ended March 31, 2024, 2023 and 2022, respectively. Any material decrease in our commissions would have a substantial impact on our financial conditions. As a result of the foregoing and other factors, we may continue to incur net losses in the future.

We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these services, it could adversely affect our business and harm our reputation.

We collaborate with a number of external service providers in providing services to our clients for technology, processing and supporting functions, including, other market makers to which we pass on certain orders, referring brokers we collaborate with for client acquisition, custody banks, securities exchanges, clearing agents and online payment service providers. Furthermore, external content providers provide us with financial information, market news, charts, option and stock quotes and other fundamental data that we offer to our clients.

These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of their confidential client, employee or company information, deterioration in their performance, interruption in these third-party services or software, or other improper operation could interfere with our trading activities, cause losses due to erroneous or delayed responses, harm our reputation or otherwise be disruptive to our business. For instance, when there is a sudden surge in trading volume caused by a large amount of concurrent orders, usually subsequent to a major social event, we may not be able to retrieve the real-time quote due to delays or interruptions of third party systems, which may cause a delay in the exercise of automatic settlements initiated by our risk management system. Such delays may result in negative balance in our clients’ account and a potential loss to it. Also, we have contracted with external payment service providers to facilitate our clients’ payment procedures for trading and transactions through our platform. Any failure by these service providers to continue with good business operations, comply with applicable laws and regulations or any negative publicity on these parties could damage our reputation, expose us to significant penalties and decrease our total revenues and profitability.

Furthermore, if our arrangements with any of these external service providers are terminated, we may not be able to find an alternative source to support us on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition and results of operations. For instance, Solomon JFZ’s online trading business is conducted through the Solomon VA+ platform, which is licensed from third-party Hundsun Ayers Technologies Limited (“Hundsun Ayers”) and can be easily accessed via our app, software, and websites. The platform offers clients seamless, efficient, and secure access to comprehensive brokerage and value-added services such as trade execution, account management, and customer support. The license is renewed annually, and we may change providers based on cost, technical support, and customization needs. However, if we are unable to continue obtaining licenses from Hundsun Ayers, it would take us several months to launch a new platform that meets our user experience needs. In addition, Solomon JFZ conducts the securities trading management and settlement services through Hundsun UFG 3.0 system, which was supported by third party Hundsun Ayers. The system has been customized for our use and provides client account management and trade settlement services. Due to Hundsun Ayers’ leading position with over 50% market share in one-stop trading solutions, we have limited options for changing service providers. Furthermore, our KYC procedures are performed through the World-Check One screening system, supported by Refinitiv, a leading provider of financial market data and infrastructure. Solomon JFZ uses World-Check One for essential screening during account opening and ongoing risk monitoring, which supports its due diligence efforts against financial crime, bribery, and corruption. However, if World-Check One’s service becomes unavailable, our compliance efficiency may be adversely impacted.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased client satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including unexpected interruptions to the internet infrastructure, technological failures, changes to our systems, changes in client usage patterns, linkages with third-party systems and power failures. Our systems are also vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyber-attacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting our key business partners and vendors, and other similar events.

It could take an extended period of time to restore full functionality to our IT systems or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle client transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and client confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

While we devote substantial attention and resources to the reliability, capacity and scalability of our systems, extraordinary trading volume could cause our computer systems to operate at unacceptably slow speeds or even fail, affecting our ability to process client transactions and potentially resulting in some clients’ orders being executed at prices they did not anticipate. Disruptions in service and slower system response time could result in substantial losses and decreased client satisfaction. We are also dependent on the integrity and performance of securities exchanges, clearinghouses and other intermediaries to which client orders are routed for execution and clearing. System failures and constraints and transaction errors at such intermediaries could result in delays and erroneous or unanticipated execution prices, cause substantial losses for our clients and for ourselves, and subject us to claims from our clients for damages.

We currently maintain a disaster recovery and business continuity plan, which is intended to minimize service interruptions and secure data integrity, however, our plan may not work effectively during an emergency. IT system failures may lead to interruption of our operations, which in turn will prevent our clients from trading and hence significantly reduce client satisfaction and confidence in us, cause loss or reduce potential gain for our clients, or cause regulatory authorities’ investigation and penalization. Any such system failure could impair our reputation, damage our brand, subject us to claims and materially and adversely affect our business, financial condition, operating results or prospects.

Failure of third-party systems upon which we rely could adversely affect our business operation.

Due to the rapid pace of technological changes in online securities brokerage industry, as described above parts of our business rely on technologies developed or licensed by third parties, for example, Solomon JFZ conducts securities related and online trading business through a trading platform licensed from third parties. Any interruption in the third parties’ services, or deterioration in the third parties’ performance or quality could adversely affect Solomon JFZ’s business operation. Moreover, Solomon JFZ may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all, which could materially impact our business and results of operations.

We may be subject to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions on us our external service providers.

Solomon JFZ’s platform collects, stores and processes certain personal and other sensitive data from our users. The massive data that we have processed and stored makes us or external service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulation in numerous jurisdictions, any inability to protect confidential information of our clients could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

We also face indirect technology, cybersecurity and operational risks relating to the third parties whom we work with to facilitate or enable our business activities. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on our counterparties. Any cyber-attack, computer virus, physical or electronic break-ins or similar disruptions of such third-party service providers could, among other things, adversely affect our ability to serve our users, and could even result in the misappropriation of funds of our investors and borrowers. If that were to occur, both we and third-party service providers could be held liable to clients who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could also expose us to risk relating to misappropriation of funds of our clients, which may subject us to liabilities, reduce the attractiveness of our marketplace and cause reputational harm and adversely impact our results of operations and financial condition.

We invest significantly in research and development, and to the extent our research and development investments are not directed efficiently or do not result in material enhancements to our technology competencies, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to enhance the features, functionality, performance, security, availability and ease of use of Solomon JFZ’s platform and software offerings to address additional applications and use cases that will broaden the appeal of Solomon JFZ’s platform and facilitate the broad use of its platform across customers with digital transformation needs. If we do not spend our research and development budget efficiently or effectively on compelling enhancements, innovations and technologies, our business may be harmed, and we may not realize the expected benefits of our strategy at all or on the timeline we expect. We will need to appropriately deploy our human resources and may need to hire new employees with highly technical skills, or we may not be able to effectively execute on our research and development strategy. Moreover, research and development projects can be technically challenging and expensive. As a result of the nature of research and development cycles, there will be delays between the time we incur expenses associated with research and development activities and the time we are able to offer compelling enhancements to Solomon JFZ’s platform and software offerings and generate revenue, if any, from those activities. Additionally, anticipated customer demand for a platform or application enhancement we are developing could decrease after the development cycle has commenced. If we expend a significant amount of resources on research and development efforts that do not lead to the successful introduction of functionality or platform improvements that are competitive in our current or future markets, our business and results of operations will suffer.

We may encounter potential conflicts of interest from time to time, and the failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; and (v) our clients and our employees. As we expand the scope of our business and client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appears to fail, to deals appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

We derived a substantial portion of revenue from a small number of key clients.

We derived a substantial portion of our revenue from a small number of key clients. We had a concentration of revenues of 92%, 78% and 84% from the top five customers for the years ended March 31, 2024, 2023 and 2022, respectively.

We have experienced significant growth in the number of customers due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. From the fiscal year 2022 to the fiscal year 2024, our client base increased at a CAGR of 0.4% from approximately 15,300 to 15,500. As of March 31, 2024, we had more than 15,500 clients who had opened trading accounts with us and over 1,200 active clients who were registered and had assets in their trading accounts. However, a fast increase in client base did not immediately result in revenue growth due to poor equity market performance in Hong Kong and a lack of attractive IPOs in the Hong Kong stock market.

Our revenue was initially primarily derived from securities-related services which is typically highly correlated with the size of the client base. We successfully diversified our revenue sources during fiscal years 2024 and 2023. Our significant growth in revenue, at a CAGR of 15%, from the fiscal year 2022 to the fiscal year 2024, was mainly attributable to our revenue diversification strategy by adding investment advisory services, corporate consultancy services and asset management services. In the fiscal year ended March 31, 2024, our top five customers represented approximately 29%, 26%, 19%, 12% and 6% of the total revenue, respectively, which consisted of one from the securities brokerage segment, three from the investment advisory service segment, and one from the asset management service segment. In the fiscal year ended March 31, 2023, our top five customers represented approximately 30%, 13%, 13%, 11% and 11% of the total revenue, respectively, which consisted of one from the securities brokerage segment, three from the investment advisory service segment, and one from the corporate consultancy service segment. In the fiscal year ended March 31, 2022, our top five customers represented approximately 51%, 17%, 10%, 3% and 3% of the total revenue, respectively, which consisted of two from securities brokerage, two from investment advisory service, and one from asset management service.

There are inherent risks whenever a large percentage of revenues are concentrated in a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their trading volume. If these key clients trade less frequently on our platform or suspend or terminate their relationship with us, our business and results of operation will be adversely affected.

We may fail to implement new business lines, or introduce new products and services to our clients, or we may fail to successfully expand our business.

Our future success is dependent upon on our ability to implement new business lines and offer new products and services, to better respond to market changes and clients’ evolving needs. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. We may invest significant time and resources in developing and marketing new lines of business and/or new products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. In addition, new service offerings may not be accepted by the market or be as profitable as we expect. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

In addition, our strategy to expand business operation and enter into new markets may subject us to additional risks. As we enter into markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. To continue to expand our services internationally, we may have to comply with the regulatory controls of each country in which we conduct or intend to conduct business, the requirements of which may not be clearly defined. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results.

Fraud, misconduct or errors by our directors, officers, employees, agents and other third-party service providers could harm our business and reputation.

It is not always possible to identify and deter fraud, misconduct or errors by directors, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. Although we have not identified any material fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties since Solomon JFZ commenced its current business in 2016, if any of these persons or entities were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.

A significant decrease in our liquidity could negatively affect our business and financial management as well as reduce client confidence in us.

Maintaining adequate liquidity is crucial to our business operations. We are subject to liquidity and capital adequacy requirements in Hong Kong, China and Cayman Islands. We meet our liquidity needs primarily through cash generated by operating activities and capital contribution, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in regulatory treatment of client deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our clients’ confidence, which could result in the loss of client trading accounts or cause us to fail to satisfy liquidity requirements of regulatory authorities. In addition, failure to meet regulatory capital guidelines can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights.

In addition, our ability to satisfy our liquidity and capital needs may be affected by a variety of factors, some of which are beyond our control, including, macroeconomic and socio-political conditions, fluctuations in cash or deposit balances, increased capital requirements, changes in regulatory guidance or interpretations, or other regulatory changes. If cash generated by client trading activities and operating earnings is not sufficient for our liquidity needs, we may be forced to seek external financing. During periods of disruptions in the credit and capital markets, potential sources of external financing could be reduced, and borrowing costs could increase. Financing may not be available on acceptable terms, or at all, due to market conditions or disruptions in the credit markets. If we experience any significant decrease in our liquidity, our business, financial condition and results of operations could be adversely impacted.

We may not succeed in promoting and sustaining our brand.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing clients to our platform. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new investors and borrowers in a cost-effective manner or convert potential investors and borrowers into active investors and borrowers on our marketplace.

Our efforts to build our brand may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We face risks related to our know-your-customer, or KYC procedures when our clients provide outdated, inaccurate, false or misleading information.

We collect client information during the account opening and during registration for members and we screen accounts against public databases and collaborate with external know-your-customer (KYC)/ anti-money laundering (AML) vendors for the purpose of verifying client identity and detecting risks. Although we require our clients to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For example, to reduce the risk of being subject to complex U.S. laws and regulations, we do not allow U.S. citizens or residents to open an account with us. We require our potential clients to provide their passports or identity cards as well as self declaration about the foreign status of beneficial owner, we have licensed personnel review the applications and resolve KYC results before approving for account opening. However, if a potential client only provides his PRC identity card, which is usually valid for 10 years or more, and misinforms us that he does not also possess a U.S. passport or permanent resident card, we might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update us in a timely manner, our customer database might not be entirely accurate at all times. Despite our efforts to exclude persons who reside in jurisdictions where we have no license or permit such as the United States, our provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which we may have no awareness until we are warned by the relevant supervising authorities. Despite our safeguards, we could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations. In particular, following the consummation of the Business Combination, as we become increasingly renowned in the United States and worldwide, there is no assurance that we will be able to successfully identify and exclude all persons who resides in jurisdictions where we have no license or permit to operate, including the United States. If U.S. citizens and residents were to register on and begin using our platform, we may be subject to the scrutiny of U.S. regulatory agencies and required to comply with applicable laws and regulations in the United States, including the requirements to obtain relevant licenses and permits for providing our products to U.S. citizens and residents. We currently do not intend to apply for such licenses and permits in the United States, and if we determine to do so, there is no guarantee that we will successfully obtain such licenses in a timely fashion, or at all. We could be subject to disciplinary or other actions by the U.S. regulatory agencies due to claimed noncompliance which could have a material adverse effect on our business, financial condition and results of operations.

Our clients may engage in fraudulent or illegal activities on our platform.

We have implemented stringent internal control policies, insider trading, anti-money laundering and other anti-fraud rules and mechanisms on our platform, for example, we cooperated with third party search system service provider to check if our clients are politically exposed persons or on certain sanction lists (including but not limited to the lists of money laundering, terrorist financing or other crimes). Nevertheless, we remain subject to the risk of fraudulent or illegal activities both on our platform and associated with our clients, funding and other business partners, and third parties handling client information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraudulent or illegal activities.

Any misbehavior of or violation by our clients of applicable laws and regulations could lead to regulatory inquiries and investigations that involve it, which may affect our business operation and prospects. We might also incur higher costs than expected in order to take additional steps to reduce risks related to fraudulent and illegal activities. High-profile fraudulent or illegal activities, for example, money laundering, insider trading and securities fraud, could also lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional regulatory and litigation expenses and costs. Although our client agreements require clients to acknowledge that they will observe all insider trading, money laundering and securities fraud laws and regulations in applicable jurisdictions and to assume liabilities for all restrictions, penalties and other responsibilities arising from conducts suspected to constitute insider trading, money laundering and/or, securities fraud, we cannot verify whether every transaction conducted by our clients is in compliance with such laws and regulations because our clients may circumvent our due diligence measures to commit insider trading and/or money laundering. Significant increases in fraudulent or illegal activities could negatively impact our brand and reputation, reduce the trading volume on our platform and therefore harm our operating and financial results.

In addition, we could also suffer serious harm to our reputation, financial condition, client relationships and even be subject to regulatory sanctions and significant legal liability, if any of our employees engage in illegal or suspicious activities or other misconduct. See “-Fraud, misconduct or errors by our directors, officers, employees, agents and other third-party service providers could harm our business and reputation” above. Although we have not experienced any material business or reputational harm as a result of fraudulent or illegal activities in the past, we cannot rule out the possibility that any of the foregoing may occur, causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

Legislative and regulatory changes may adversely affect the use, transfer, exchange and value of virtual assets.

Residents, tax residents or persons having a relevant connection with certain jurisdictions are excluded from carrying out virtual asset transactions in Hong Kong. Changes in the investor’s place of domicile or the applicable laws may result in the investor violating any legal or regulatory requirements of the applicable jurisdiction with respect to virtual assets. The investor is responsible for ensuring that any virtual assets transaction is, and remains lawful despite changes to applicable laws, the investor’s place of domicile and circumstances.

Securities related to virtual assets such as virtual asset ETFs may be overseen by the legal and regulatory authorities of a number of jurisdictions globally. We may receive notices, queries, warnings, requests or rulings from one or more authorities upon short notice, or may even be ordered to suspend or terminate any action in connection with any virtual asset related securities as a whole without prior notice. Furthermore, many aspects of virtual asset related securities involve untested areas of law and regulation and could be subject to new laws or regulations. Therefore, their legal and regulatory outcome in all relevant jurisdictions is not possible to predict. The planning, development, marketing, promotion, execution or otherwise of the virtual assets may be seriously affected, hindered, postponed or terminated as a result of such new laws and/or regulations. Since regulatory policies can change with or without prior notice, any existing regulatory permissions for or tolerance of virtual assets in any jurisdiction may be withdrawn without warning. Cryptographic-tokens and cryptocurrencies could be deemed from time to time as a commodity or virtual commodity, a digital asset or even as money, securities or currency in various jurisdictions and therefore virtual asset related securities could be prohibited from being purchased, traded or held in certain jurisdictions pursuant to local regulations. In turn, the virtual assets could be deemed to be a regulated or restricted product. There is no guarantee that virtual assets can maintain any particular legal or regulatory status in any particular jurisdiction at any time.  Changes in regulatory circumstances may impact our ability to provide virtual assets trading or advisory services.

The nature of virtual assets exposes us to an increased risk of fraud or cyberattack.

Attempts to steal virtual assets on Solomon JFZ’s trading platform may occur due to the inherent nature of virtual assets, which exposes customers to an increased risk of fraud or cyberattack. Virtual assets, investor accounts, custodian exchange services, and our system may be targeted by malicious actors who may attempt to steal virtual assets or fiat currency, or otherwise intervene in a virtual asset transaction or any service provided by the Company.  These threats include, without limitation, distributed denial of service, cyberattacks, phishing, social engineering, hacking, smurfing, malware, double spending, majority-mining, consensus-based or other mining attacks, misinformation campaigns, forking and spoofing.  Such events can adversely affect our operations, preventing us from providing services, and potentially result in regulatory investigations. Under new Item 106 of Regulation S-K, we are required to promptly report material cybersecurity incidents. If we suffer a significant cybersecurity breach, the market price of our Ordinary Shares could be negatively impacted.

Malicious entities may also target the investor directly in an attempt to steal any asset held by the investor, or to claim any asset that the investor may have purchased. This may involve unauthorized access to accounts with us, private keys, addresses, passwords, email or social media accounts, log-in details or devices such as computers and smartphones used by the investor. Even if the loss of virtual assets is due to investor error, dissatisfaction with our services may arise, adversely affecting our reputation.

We may not have adequate sources of recovery if the virtual assets held by us are lost, stolen or destroyed due to third-party virtual assets custodial services or if we cannot redeem or withdraw our virtual assets invested in crypto lending or investing activities. Such incidents could have a material adverse effect on our business, financial condition and results of operations.

Solomon JFZ provides trading of various virtual assets trading in the regulated digital assets trading exchanges, including Bitcoin, Ethereum, Bitcoin spot ETF and Ethereum spot ETF, supporting in kind subscription of virtual assets spot ETF. Substantially all of our virtual assets were held in custody on Solomon VA+, licensed from third-party Hundsun Ayers. We believe that the security procedures that Hundsun Ayers utilizes, such as issuing username, password and hardware tokens, are reasonably designed to safeguard Bitcoin, Ethereum, Bitcoin spot ETF and Ethereum spot ETF and other virtual assets from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. If such virtual assets are lost, stolen or destroyed under circumstances rendering a third party liable to us, it is possible that Hundsun Ayers may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed cryptocurrencies due to governing network protocols and the strength of the cryptographic systems associated with such virtual assets. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.

If such services are commercially available, we will consider adding regulated banks, rather than solely relying on crypto custodian, as the custodian for a material amount of our cryptocurrencies. Obtaining cryptocurrency custody services from a regulated bank may confer benefits such as improved security and reduced fraud. Nevertheless, until now, banks have generally declined to provide custody services for cryptocurrencies and other virtual assets, due to the absence of clarity on permissibility and on regulators’ views of these activities generally in Hong Kong.

Our business depends on the continued efforts of our senior managements, Mr. Shing Tak Tam, Ms. Lili Liu, Mr. Tze Bun Cheng and Mr. Pong Ming Ting. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management. While we provide a variety of attractive incentives to our management, we cannot assure you that we can continue to retain their services. We cannot assure you that our existing senior management members will not terminate their employment with us in the future. In addition, we do not have any key man insurance for our executive officers or key employees. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, there is no assurance that any member of our management team will not join one of our competitors or form a competing business. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

User growth and activity on mobile devices depend upon effective use of mobile operating system, networks and standards, over which we do not have control.

As of the date of this report, a majority of our clients access our services through PC, however, we expect to see a growing number of our clients access our services through our mobile apps in the future. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these new devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In April 2021, Solomon JFZ launched its newly developed all-in-one Solomon app. There are substantial uncertainties associated with the newly launched app, including compatibility with mobile operating systems, and we cannot assure you we could operate successfully or as we expected.

In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our services into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app stores, or if we face increased costs to distribute or have users utilize our services on mobile devices. We are further dependent on the interoperability of providing our services on popular mobile operating systems that we do not control, such as iOS, Android and PC platform, and any changes in such systems that degrade the accessibility of our services or give preferential treatment to competing products could adversely affect the usability of our services on mobile devices. In the event that it is more difficult for our users to access and utilize our services on their mobile devices, or if our users choose not to access or utilize our services on their mobile devices or to use mobile operating systems that do not offer access to our services, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See Item 4. “Information of the Company-B. Business Overview-Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

It is often difficult to maintain and enforce intellectual property rights. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, PRC, the Cayman Islands, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We have no business liability or disruption insurance, which could expose us to significant costs and business disruption.

The insurance industry in Hong Kong is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not have any business liability or disruption insurance to cover our HK Subsidiaries’ business operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

Solowin relies on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Solowin may have, and any limitation on the ability of its subsidiaries to make payments to Solowin could have a material adverse effect on our ability to conduct our business.

Solowin is a holding company, and it relies on dividends and other distributions on equity paid by its subsidiaries for Solowin’s cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to its shareholders and service any debt it may incur. While Solowin does not expect to pay cash dividends in the foreseeable future, if any of its subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict such subsidiary’s ability to pay dividends or make other distributions to Solowin.

The Companies Act (As Revised) of the Cayman Islands permits, subject to a solvency test and the provisions, if any, of the Company’s amended and restated memorandum and articles of association, the payment of dividends and distributions out of the share premium account. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our HK Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if any of our HK subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends.

We incur substantially increased costs as a result of being a public company.

We incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

A resurgence of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

The COVID-19 outbreak led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. The outbreak of COVID-19 caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations were severely affected by the COVID-19 outbreak. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients were adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 outbreak slowed down the global economy and caused significant market volatility and declines in general economic activities. This may continue to dampen confidence in global markets and potential clients.

Our IPO business, which consists of IPO handling fees and IPO subscription financing, was severely impacted by the decline of the Hong Kong IPO market activities during the outbreak of COVID-19. For the fiscal year ended March 31, 2024, revenue from securities brokerage commissions and handling income was $51,000, compared to $74,000 for the fiscal year ended March 31, 2023, representing a 31% decline. The main reason for this decrease was the drop in handling income from IPO subscriptions in Hong Kong, which was impacted by the COVID-19 pandemic and continuous uncertain economic conditions in Hong Kong continuously.

According to the statistical data from HKEX, the number of IPOs in the Hong Kong stock market has decreased continuously for the past 3 years, reaching 73 in 2023 compared to 90 in 2022 and 98 in 2021. The consistent decline also adversely affected investor confidence. In terms of fundraising, the total amount raised in the Hong Kong IPO market in 2023 was HK$46.32 billion, down 55.7% from HK$104.57 billion in 2022. The COVID-19 outbreak made it challenging for clients to open accounts and slowed our active client effective rate. Our active client effective rates for periods during the fiscal years ended March 31, 2022, 2023 and 2024, which rates are accounted by active client/account opening client, were 53%, 66%, 28%, respectively.

Most of the restrictive measures previously adopted by the Hong Kong and mainland Chinese governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. As a result, we have gradually resumed normal operations since January 2023. We have recorded a total revenue of $4,291,000 for the fiscal year ended March 31, 2024, compared to $4,453,000 for the year ended March 31, 2023, a slightly decrease of $162,000, or 4%. However, the extent to which the COVID-19 pandemic may continue to impact our results will depend on future developments, which are highly uncertain and cannot be certain, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak on the corporate finance markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected.

Risks Relating to Doing Business in Jurisdictions We Operate

Substantially all our operations are in Hong Kong. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Solowin is a holding company and we conduct our operation primarily through our operating subsidiaries in Hong Kong. Solomon JFZ’s operations are primarily located in Hong Kong and most of our clients are residing in PRC, New Zealand, and Australia. Hong Kong is a Special Administrative Region of the PRC. The laws previously enacted in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. As at the date of this report, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong, should recent statements and regulatory actions by China’s government apply to us in the future. Due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. Specifically the revised CRM provides that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We believe that we are not subject to PRC cybersecurity review for the following reasons: (i) we do not hold critical information infrastructure; (ii) we believe our operations will not affect national security; (iii) we do not hold personal information of more than one million users. In addition, as of the date of this report, we are not subject to the review or prior approval of the CAC nor the CSRC. We have not received any notice of and is not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority. However, since Solomon JFZ’s Solomon VA+ is available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. According to PRC regulations, the content provider engaged in disseminating analysis, forecasting, advisory of other information related to security needs to obtain the Securities Investment Consultancy Qualifications. Currently, we do not apply for any PRC license regarding the Solomon VA+. We believe that the Solomon VA+ does not need any PRC license for the following reasons: (i) we do not have any entity or subsidiary in the PRC; (ii) we conduct our business and operations primarily through our operating subsidiaries in Hong Kong. However, the PRC government has the ultimate authority to decide whether we have to get the licenses and we cannot assure that without any PRC license, we will not be subject to regulatory measures including warnings, public condemnation, suspension of Solomon VA+ in the PRC and other measures. We can assure that we will follow any PRC government’s rule, regulation or instruction regarding Solomon VA+ as soon as we were informed of the requirements. As such, we collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the DSL and the PRC PIPL, we cannot assure you that we will comply with such regulations in all respects. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer the Ordinary Shares to investors, and cause the value of such shares to significantly decline or become worthless. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

The enactment of Law of the PRC on Safeguarding the Hong Kong National Security Law could impact our Hong Kong operating subsidiaries.

On June 30, 2020, the SCNPC adopted the Hong Kong National Security Law (the “Hong Kong National Security Law”). This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including then-HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022.

In July 2021, President Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If we and our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

A downturn in the Hong Kong, China or the global economy, and changes in economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;

●	is in the early stages of development of a market-oriented economy;

●	has experienced rapid growth; and

●	has a tightly controlled foreign exchange policy

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of Solomon JFZ. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law enacted by the SCNPC in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China.

These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of the Ordinary Shares could be adversely affected.

The Ordinary Shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China or Hong Kong. The delisting of the Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

U.S. public companies that have substantially all of their operations in China and Hong Kong have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. In addition, if the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act and it was signed into law on December 18, 2020.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before the Ordinary Shares may be prohibited from trading or delisted. In December 2022, an omnibus spending bill was signed into law, which included the enactment of provisions under the AHFCAA to accelerate the timeline for implementation of trading prohibitions under the HFCA Act from three consecutive years to two consecutive years.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. Accordingly, if we are determined by the SEC to be a Commission-Identified Issuer, we will incur additional costs in complying with the submission and disclosure requirements in the annual report for each year in which we are identified. In the event that we are deemed to have had two consecutive “non-inspection” years by the SEC, our securities will be prohibited from trading on any national securities exchange or over-the-counter markets in the United States.

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which are subject to these determinations. Our current registered public accounting firm, WWC, P.C., is not headquartered in the PRC or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. WWC, P.C. is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no current intention of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. Furthermore, the PCAOB is able to inspect the audit workpapers of our Hong Kong subsidiaries, as such workpapers are electronic files possessed by our registered public accounting firms. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in our securities would be prohibited under the HFCA Act.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in China and Hong Kong and as a result, vacated its December 16, 2021 determination. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. When the PCAOB reassesses its determinations in the future, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Ordinary Shares would force holders of the Ordinary Shares to sell their Ordinary Shares. The market price of the Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

PRC regulations relating to offshore investment activities by PRC residents may subject us or our PRC resident beneficial owners to liability or penalties, limit our ability to conduct business in the PRC or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to beneficial owners of the Ordinary Shares who are PRC residents. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We cannot provide any assurance that our current or future PRC resident beneficial owners will always comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC resident beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, or restrict our cross-border business activities, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed were compromised, it could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

By contrast, China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. As a result, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules, and many have retroactive effects. Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. We may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties could adversely affect our business that relates to China or PRC citizens.

Hong Kong regulatory requirement of prior approval for transfer of shares in excess of certain threshold may restrict future takeovers and other transactions.

Section 132 of Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) requires a person (including a corporation) to apply for prior approval from the HKSFC to become a substantial or continue to be shareholder of a HKSFC-licensed company in Hong Kong. Under the SFO, a person is regarded as a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in share in the licensed company the aggregate number of which shares is equal to more than 10% of the total number of issued shares of the licensed company, or is entitled to, either directly or indirectly, exercise or control the exercise of the voting power of more than 10% of the voting power at general meetings of the licensed company, or hold shares in any other corporation which entitles the person, either alone or with any of his associates and either directly or indirectly, exercises or control the exercise of 35% or more of the voting power at the general meetings of the other corporation, of or a further corporation, that controls either alone or with any of its associates and either directly or indirectly, more than 10% of the voting power at general meetings of the licensed company. Further, all potential parties who will be new substantial shareholder(s) of Solomon JFZ, our HKSFC-licensed subsidiary, is required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of Solomon JFZ, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of the Ordinary Shares upon the consummation of a future proposed business combination.

We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Ordinary Shares to significantly decline or be worthless.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, data protection and overseas offering. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

On June 10, 2021, the SCNPC enacted the PDSL, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security and no organization or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent authorities of the PRC.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, with the approval of the State Council, the CSRC issued the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, domestic enterprises are required to file with CSRC by submitting filing reports, legal opinions and other relevant materials in the following two situations: (i) a domestic company that seeks to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. In addition, if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the revenues, profits, total assets or net assets of the domestic operating entity in the most recent fiscal year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or mainland China residents. The determination will be based on the “substance over form” principle, requiring securities companies and law firms to conduct comprehensive verification and identification to determine whether the filing documents fail to prove whether the enterprise falls into the above situations that require the filing. When an issuer makes an application for an initial public offering in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted overseas.

On July 10, 2021, the CAC issued the Revised Draft, which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised CRM, which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. The revised CRM provides that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that (1) our HK Subsidiaries are incorporated and located in Hong Kong and none of them controls more than one million users’ personal information; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; (3) the primary focus of our business operations is located outside mainland China and the majority of our senior management personnel, who are responsible for the daily operation and management, are Hong Kong citizens and do not reside in mainland China; (4) we possess minimum amount of personal information to achieve the purpose of processing in our business operations with minimal impact on the rights and interests of individuals; (5) all of the data and personal information of our clients are securely stored on equipment owned by an HKEX certified server provider located in Hong Kong; (6) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities ; and (7) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), We do not currently expect the revised CRM, the DSL, the PRC PIPL, and the New Overseas Listing Rules to have an impact on our business, operations, or future offerings.

Nevertheless, the legal and operational risks associated with operations in China may apply to our operations in Hong Kong, should recent statements and regulatory actions by China’s government apply to us in the future. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiaries, their abilities to accept foreign investments and the listing of the Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the New Overseas Listing Rules further expand their scope of application, we may be required to make a filing with the CSRC. If the revised CRM or the PRC PIPL or any other PRC regulations like the Draft Assessment Measures for the Security of Personal Information Leaving the Country are required to be applicable to our operating HK Subsidiaries by PRC authorities, our business operation could be subject to the CAC’s cybersecurity review or a CSRC review in the future. If any of our operating subsidiaries becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiaries will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiaries may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of the Ordinary Shares to significantly decline or be worthless.

We may be treated as a non-resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to income tax on our income from PRC residents.

Under the PRC Enterprise Income Tax Law and its implementation rules, a foreign enterprise which has no establishment or place in the PRC but derives profit from sources in the PRC will be subject to the enterprise income tax on its PRC income. We believe that our income from PRC residents may not be the profit from sources in the PRC and hence, we are not a non-resident enterprise subject to PRC income tax for the following reasons: (i) we conduct our operations through our operating subsidiaries in Hong Kong; (ii) we have no subsidiary, VIE structure, nor any direct operations in the PRC; (iii) we do not have income directly from PRC accounts. However, whether we have income from sources in the PRC is subject to determination by the PRC tax authorities. There is uncertainty that with the development of our business, part of our profit might be deemed as profit from sources in the PRC and we might be subject to PRC income tax.

In addition to the uncertainty as to the application of the “non-resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, such as the potential imposition of transaction taxes, or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

Risks Relating to Ownership of the Ordinary Shares

We have experienced extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Ordinary Shares.

The US stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines in 2022 and such share price volatility seemed unrelated to the issuers’ performance subsequent to their recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with a small public float, the share price of the Ordinary Shares has experienced extreme volatility and we may also experience lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of the Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The extreme volatility may confuse public investors regarding the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of the Ordinary Shares, regardless of our actual or expected operating performance. Should the Ordinary Shares continue to experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of the Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of the Ordinary Shares are low, holders of the Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in the Ordinary Shares.

We may not be able to maintain a listing of the Ordinary Shares on Nasdaq.

If we fail to meet Nasdaq’s continued listing requirements, the Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of the Ordinary Shares from Nasdaq may materially impair our shareholders’ ability to buy and sell the Ordinary Shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Ordinary Shares. The delisting of the Ordinary Shares could significantly impair our ability to raise capital and the value of your investment.

If securities or industry analysts publish unfavorable research, or do not continue to cover us, our share price and trading volume could decline.

The trading market for the Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us. We do not have any control over these analysts. If an analyst downgrades the Ordinary Shares or publishes unfavorable research about our business, the price of Ordinary Shares would likely decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Ordinary Shares could decrease, which could cause the share price or trading volume to decline.

We have not historically declared or paid dividends on the Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Ordinary Shares.

We have not historically declared or paid dividends on the Ordinary Shares. We currently intend to invest our future earnings, if any, to fund our growth, to develop business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Ordinary Shares will appreciate in value or even maintain their current value.

Any decision to pay dividends in the future will be at the full discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant.

We may issue additional equity or debt securities, which are senior to the Ordinary Shares as to distributions and in liquidation, which could materially adversely affect the market price of the Ordinary Shares.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders of Ordinary Shares. In addition, any additional preferred shares, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our shareholders of Ordinary Shares. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your Ordinary Shares and diluting your interest in our company.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

Our directors, officers and principal shareholders hold in aggregate approximately 68.84% of our shares. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company. These shareholders, however, if they act together, will be able to control the management and affairs of our company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of the Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we may publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC in reports on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country, the Cayman Islands, in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain Ordinary Share issuances. We intend to comply with the requirements of Nasdaq listing rules to have a majority of the board be independent and to appoint a compensation committee and a nominating and corporate governance committee. We may, however, in the future consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We would lose our foreign private issuer status if, for example, more than 50% of the Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Solowin’s amended and restated memorandum and articles of association do not provide its shareholders with any right to requisition a general meeting or to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Certain judgments obtained against us by Solowin’s shareholders may not be enforceable.

Solowin is a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in Hong Kong by Solomon JFZ.

In addition, all of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “-Enforceability of Civil Liabilities” above.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Solowin is incorporated under Cayman Islands law.

Solowin is an exempted company incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by its amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of the shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like Solowin have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Solowin’s amended and restated memorandum and articles of association have provisions that provide our shareholders with the right to inspect the register of members without charge, and to receive the annual audited financial statements of the Company. Subject to the foregoing, our directors have discretion under the amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Solowin’s amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit Solowin’s shareholders’ opportunity to sell their shares at a premium.

Solowin’s amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving Solowin’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, Solowin’s board of directors has the authority, without further action by its shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If Solowin’s board of directors decides to issue preferred shares, the price of the Ordinary Shares may fall and the voting and other rights of the holders of the Ordinary Shares may be materially and adversely affected. In addition, Solowin’s amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Ordinary Shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is less than certain, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act, 2018 of the Cayman Islands (“ES Act”) that came into force on January 1,2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Solowin; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

General Risk Factors

Adverse developments in general business and economic conditions as well as conditions in the global capital market could have an adverse effect on the demand for our products, the business, and the financial condition and results of operations and our customers.

Volatility in the global capital market, which impacts interest rates, currency exchange rates and the availability of credit, could have an adverse effect on our business, financial condition and results of operations and our customers. Financial difficulties of customers, whether as a result of a downturn in general economic or industry conditions or otherwise, may result in failures of customers to timely pay amounts due or adversely affect the collectability of our accounts receivable, which could have a material adverse effect on our business, financial condition and results of operations. A bankruptcy or liquidity event by one or more of our customers could have a material adverse effect on our business, financial condition and results of operations.

We and our directors and officers may be subject to litigation, arbitration or other legal proceeding risk.

We and our directors and officers may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this report, we or our directors and officers are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.  Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. The amounts involved in the trades we execute, together with rapid price movements in our currency pairs, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients may make claims against us regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands.

In addition, even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even claims without merit can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. The initiation of any claim, proceeding or investigation against us, or an adverse resolution of any such matter could have a material adverse effect on our reputation, business, financial condition and results of operations and cash flows.

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles, incur unpredicted costs or may not enhance our business as we expected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results.

Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our marketplace. Moreover, apart from COVID-19, our business could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where most of our directors and management and a majority of our employees currently reside. In addition, some of our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.

Our revenues depend substantially on our clients’ trading volume, which are influenced by the general trading activities in the market. Trading activities are directly influenced by a variety of factors beyond our control, including economic and political conditions, macro trends in business and finance, investors’ interest level in trading and legislative and regulatory changes in the jurisdictions where we operate. Any of these or other factors may cause trading activity levels in our industry to fluctuate and adversely affect our business and results of operations.

For example, since June 2019, there has been large and frequent riots in Hong Kong following the forfeited extradition bill, many of which have been violent. The sustained riot has already caused a material adverse effect on Hong Kong’s economy and social order, which in turn negatively impacted on our insurance agency business as fewer Chinese clients had come to Hong Kong for insurance purchase. There can be no assurance when these tensions will end or that situation will not escalate in the future. Any future increase in tension or failure to restore public and social order by the Hong Kong government could adversely impact the security and stability of Hong Kong, in particular, Hong Kong’s financial market.

Moreover, following the outbreak and spread of COVID-19 as well as the OPEC-Russia oil price war, on March 9, 2020, all three major U.S. trading indexes, Dow Jones Industrial Average, S&P 500 Index and the NASDAQ-100 dropped significantly, leading to a 15-minute circuit breaker that halted the trading. The circuit breaker was triggered several additional times during the days that followed, which led to multiple large declines in the trading indexes. Other stock markets in the rest of the world have also experienced similar falls in stock prices. The volatility of global stock market may adversely affect our clients’ confidence and willingness in trading and/or investing in the financial market. As a result, our operating results may be subject to significant and unpredictable fluctuations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, the Gaza Strip or any other geopolitical tensions.

Global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Although the length and impact of the ongoing military conflict is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine, the Gaza Strip and globally and assessing its potential impact on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this report.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is SOLOWIN HOLDINGS. SOLOWIN HOLDINGS is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. The registered office of the Company is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The address of our principal place of business is Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. Our telephone number is (852)3428-3893. Our registered office is currently located at the office of Conyers Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands which may be changed from time to time at the discretion of directors.

Our Corporate History and Structure

Solowin is a holding company incorporated in the Cayman Islands without material operations of its own. Solomon JFZ was established under the Hong Kong laws on July 25, 2016. Solomon JFZ does not have any subsidiaries.

From July 2021 to October 2022, we carried out a series of transactions to reorganize our corporate structure. As part of the reorganization, Solowin was incorporated as an exempted company under the laws of Cayman Islands on July 23, 2021.

Upon incorporation on July 23, 2021, one ordinary share, par value $1 per share, of Solowin was allotted and issued to Ogier Global Subscriber (Cayman) Limited, who transferred the share to Ling Ngai Lok on July 27, 2021. On the same day, Solowin issued an additional 49,999 Ordinary Shares, par value $1 per share, to Ling Ngai Lok. On June 9, 2022, in anticipation of a share exchange transaction among Solowin, Solomon JFZ and Master Venus Limited, the then sole shareholder of Solomon JFZ, Ling Ngai Lok transferred (i) 17,000 Ordinary Shares to Gemini Asia Holdings Limited; (ii) 16,500 Ordinary Shares to FORTUNE DYNASTY GLOBAL LIMITED and (iii) 16,500 Ordinary Shares to Vulcan Worldwide Holdings Limited. On October 17, 2022, Solowin, Solomon JFZ and Master Venus Limited completed the share exchange transaction, in which Master Venus Limited transferred 100% ownership of Solomon JFZ to Solowin. Master Venus Limited was then owned by three shareholders, Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited. As a result of the above series of reorganization transactions, Solomon JFZ became the wholly-owned subsidiary of Solowin and the shareholders of Master Venus Limited became the owners of 100% of the then outstanding Ordinary Shares of Solowin.

On December 7, 2022, (i) each of the existing issued and unissued shares of par value of $1.00 each of Solowin was subdivided into 10,000 shares of par value of $0.0001 each of Solowin; and (ii) the authorized share capital of Solowin was increased to $100,000 divided into 1,000,000,000 shares of $0.0001 each. On the same day, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited surrendered 165,920,000 Ordinary Shares, 161,040,000 Ordinary Shares and 161,040,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share, to Solowin. As a result of the above surrenders, each of Gemini Asia Holdings Limited, FORTUNE DYNASTY GLOBAL LIMITED and Vulcan Worldwide Holdings Limited held 4,080,000 Ordinary Shares, 3,960,000 Ordinary Shares and 3,960,000 Ordinary Shares, respectively, each of a par value of $0.0001 per share.

On September 8, 2023, we completed our initial public offering and issued and sold 2,000,000 Ordinary Shares.

On December 4, 2023, as a part of our strategic expansion into the private wealth management business, Solowin formed a new wholly owned subsidiary, Solomon Wealth, under the laws of Hong Kong.

On March 5, 2024, Solowin entered into a membership interest purchase agreement with Cambria Capital and Cambria Asset Management, Inc., pursuant to which Solowin will purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000. As of the date of this report, Solowin owns 24.9% of Cambria Capital.

The following diagram illustrates our corporate structure as of the date of this report:

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our web site address is https://www.solomonwin.com.hk. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report.

Principal Capital Expenditures and Divestitures

We did not incur any capital expenditure and divestitures for the fiscal years ended March 31, 2024, 2023 and 2022. We plan to make capital expenditures and divestitures in the future to meet the needs that may result from the expected growth of our business.

B. Business Overview

General

Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. As a holding company with no material operations of its own, Solowin currently conducts its operations primarily through its wholly owned subsidiaries, Solomon JFZ and Solomon Wealth, each a limited liability corporation incorporated in Hong Kong. See “-Our Corporate History and Structure” above for more information of our corporate structure. Our total revenue was $4,291,000 for the fiscal year ended March 31, 2024, representing a decrease of $162,000, or 4% from $4,453,000 for the fiscal year ended March 31, 2023. The decrease in revenue was mainly driven by the decrease of revenue from corporate consultancy services. We recorded loss from operations of $4,433,000 for the fiscal year ended March 31, 2024, compared to income from operations of $1,288,000 for the fiscal year ended March 31, 2023, a decrease of $5,721,000 or 444%.

Solomon JFZ, one of our HK Subsidiaries, is one of the few Chinese investor-focused, versatile securities brokerage companies in Hong Kong and it offers a wide spectrum of products and services, spanning from traditional assets to virtual assets through its advanced and secured one-stop electronic platform. Solomon JFZ currently is primarily engaged in providing (i) securities related services, (ii) investment advisory services, (iii) corporate consultancy services and (iv) asset management services to customers. It is licensed with the HKSFC and a participant of the Hong Kong Stock Exchange to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management). Solomon JFZ strictly follows the requirements of the HKSFC for internal regulation and risk control to maximize the safety of investors’ assets. It provides online account opening and trading services via its Front Trading and Back-office Clearing systems, in conjunction with Solomon VA+ (– a highly integrated application accessible via any mobile device, tablet, or desktop, all of which are licensed from third parties. With strong financial and technical capabilities, Solomon JFZ has been providing brokerage services to global Chinese investors residing both inside and outside the PRC and institutional investors in Hong Kong and has been recognized and appreciated by users and industry professionals.

Solomon JFZ’s trading platform allows investors to trade over 10,000 listed securities and their derivative products listed on the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. In addition, it provides Hong Kong IPO underwriting, Hong Kong IPO Public Offer application and International Placing subscription, Hong Kong IPO margin financing services, Hong Kong Pre-IPO securities trading and US IPO subscription. Hong Kong IPO margin financing services refer to loans offered by a licensed financial institution to clients for the purpose of purchasing securities in an IPO before the issuers are listed on the Hong Kong Stock Exchange. The loan, commonly referred to as an IPO loan, enables clients to invest more than the required deposit of 5% or 10% of funds. The loan, which is short-term and interest-bearing, typically covers 90% or 95% of the investment amount and is repaid right after the allotment result release. Once the investor is allotted shares costing over the required deposit and a part of loan is used for the shares, the shares can be sold and the proceeds are utilized to repay the loan of the financial institution, with any remaining balance going to the investor. Our customers may also use Solomon JFZ’s platforms to trade various listed financial products, such as ETFs, Warrants and Callable Bull/Bear Contracts. Besides securities related service, Solomon JFZ also offers asset management services as an investment manager. Our High-Net-Worth customers may also subscribe to private fund products through Solomon JFZ.

Our clients are mostly Chinese investors residing in Asia as well as institutional clients in Hong Kong, Australia and New Zealand. We classify those who have registered on Solomon JFZ’s platform as users and the users who have opened accounts on Solomon JFZ’s platform as clients. As of March 31, 2024, we had more than 15,500 clients who had opened trading accounts with Solomon JFZ and over 1,200 active clients who had assets in their trading accounts.

As of March 31, 2024, Solomon JFZ’s operations mainly consisted of four business segments: (i) securities related services, (ii) investment advisory services, (iii) corporate consultancy services and (iv) asset management services to customers.  The following summary describes the products and services offered in each of the reportable segments:

●	Securities Related Services. We always believe that our clients deserve a more convenient and reliable way to invest and manage their money, and Solomon JFZ uses advanced Internet technology to provide investors with faster brokerage services. Solomon JFZ provides securities related services through Solomon VA+. Its professional securities brokerage network offers the clients access to multiple stock exchanges, including the HKSE, NYSE, Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. It provides HKSE securities trading, IPO subscription and placement services, bond trading, fund subscription, equity custodian and agent services, investment immigrant account management services, enterprise employee shareholding exercise services, professional investment research services, and instant quotation service. Solomon JFZ charges brokerage commission fees to clients for trades made using its trading platform based on the transaction amount, subject to a minimum charge per transaction. To better serve the individual needs of the clients, Solomon JFZ may vary the commissions it charges based on the types of products or services, eligibility for discounts and other factors. For fund subscription, it charges clients with the fund subscription fee based on the subscription amount. Solomon JFZ also offers stock custodian and nominee services to the clients as ancillary services to securities related services. For the fiscal years ended March 31, 2024, 2023 and 2022, the securities related services segment accounted for 10%, 14% and 68% of our consolidated revenues, respectively.

●	Investment Advisory Services. Solomon JFZ provides timely, accurate and valuable investment solutions advisory services for our clients, through a team consisting of financial analysts, experienced financial advisors and investment managers. It provides investment advice to our clients based on their financial needs and risk appetite, and Solomon JFZ charges them an investment advisory fee based on a percentage of the AUM. For the fiscal years ended March 31, 2024, 2023 and 2022, the investment advisory services segment accounted for 67%, 56% and 22% of our consolidated revenues, respectively.

●	Corporate Consultancy Services. Solomon JFZ possesses the licenses issued by HKSFC to carry out regulated activities under Type 6 Advising on Corporate Finance. Type 6 license allows brokers to conduct activities relating to (i) acting as a sponsor of a listing applicant in an initial public offering; (ii) advising on the code on takeovers and mergers and share repurchases; and (iii) advising listed companies on the HKSE Listing Rules. Although Solomon JFZ Type 6 licensing condition restricts Solomon JFZ from acting as a sponsor of a listing applicant in an initial public offering and advising on the code on takeovers and mergers and share repurchase, it can conduct businesses related to (iii) above. It provides financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. Solomon JFZ acts as financial adviser to its corporate clients advising them on the terms and structures of proposed transactions and the relevant implications and compliance matters under the HKSE Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”). In addition, it acts as independent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong. Solomon JFZ charges them advisory fees according to the type and size of the transaction, duration of the engagement, complexity of the transaction and the expected manpower requirements. For the fiscal years ended March 31, 2024, 2023 and 2022, the corporate consultancy services segment accounted for 3%, 21% and 0% of our consolidated revenues, respectively.

●	Asset Management Services. Our asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetite and to preserve and enhance the value of their assets. Solomon JFZ provides asset management services by applying different investment strategies to optimize their asset allocation. Solomon JFZ offers its own Fund products to professional investors, which are run by professional portfolio managers. It has entered into agreements with regulated financial institutions to provide services covering a broad range of products such as stocks, bonds, indexes, futures, and fund of funds. It issues and manages various fund products according to market trends and demand conditions. At this stage, Solomon JFZ focuses on developing active traditional private equity funds, such as balanced funds and equity funds, and plans to develop a more diversified product line as part of our long-term growth initiative. Solomon JFZ charges a management fee of 2% according to the AUM. In addition, it charges performance fees subject to high water marks. For the fiscal years ended March 31, 2024, 2023 and 2022, the asset management services segment accounted for 20%, 9% and 10% of our consolidated revenues, respectively.

Recent Developments

On March 14, 2024, the Company announced its strategic expansion into the private wealth management business under its newly formed Hong Kong subsidiary, Solomon Wealth, which was incorporated on December 4, 2023. We expect to serve a broad range of high-net-worth individuals, family offices, and trusts, by offering wealth management services and solutions that span traditional and virtual asset classes. We are optimistic about Solomon Wealth’s future and its role in Solowin’s growth strategy. By emphasizing quality over speed, we aim to provide excellent value to our clients and gain a strong position in the private wealth management sector. We endeavor to find high net worth clients who share our vision and focus on building a strong foundation to develop high quality services. Notwithstanding, the early stage of client acquisition is crucial for our long-term success. We believe our efforts will lead to a solid client base and future revenue. As of the date of March 31, 2024, Solomon Wealth had not generated any revenue.

On March 5, 2024, Solowin entered into a membership interest purchase agreement with Cambria Capital, LLC (“Cambria Capital”), a Utah limited liability company and broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”), and Cambria Asset Management, Inc., a Nevada corporation, the sole owner of the Cambria Capital. Pursuant to the agreement, Solowin will purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000. The transaction will be completed through two closings, the first of which consists of the payment of $200,000 in exchange for an acquisition of 24.9% of Cambria Capital’s membership interests. The parties have closed the acquisition of the 24.9% interest and are working on a continuing membership application requesting approval for a change of ownership, control, or business operations to be filed with FINRA in accordance with FINRA Rule 1017 (the “Rule 1017 Application”). In the event that FINRA approves the Rule 1017 Application and Cambrian Capital’s application to conduct firm commitment underwritten offerings, Solowin will have the right to consummate the second closing, pursuant to which Solowin will pay $500,000 in exchange for the remaining 75.1% of the membership interests in Cambria Capital. As of the date of March 31, 2024, Cambria Capital has not generated any revenue

In addition to providing services related to traditional assets, Solomon JFZ had been approved by the HKSFC to provide virtual asset dealing services and advisory services as of March 25, 2024. Virtual assets related services are subject to a new regulatory framework in Hong Kong. Solomon JFZ has been among the initial group of HKSFC approved licensed companies to provide virtual assets trading and advisory services to retail investors.

On April 16, 2024, the Company announced that Solomon JFZ has been selected as one of the three participating dealers for Harvest Global’s spot Bitcoin and Ethereum ETF in Hong Kong, Amoun the same period, Solomon JFZ enter into participation agreement with Harvest Global Investments Limited (“Harvest Global”) and China Asset Management (Hong Kong) Limited ( “China AMC”) as the participating dealer for the VA spot ETFs. As the date of this report, Solomon JFZ has become the largest holder of customer assets in the ChinaAMC Bitcoin ETF (HKEX: 9042), ChinaAMC Ethereum ETF (HKEX: 9046), and Harvest Bitcoin Spot ETF (HKEX: 3439). Solomon is also among the top holders of ChinaAMC Bitcoin ETF (HKEX: 3042) and ChinaAMC Ethereum ETF (HKEX: 3046).

On April 26, 2024, the Company announced that it strengthened its partnership with OSL Digital Securities (“OSL”), the digital asset platform of OSL Group (863.HK), which is Hong Kong’s only publicly listed company fully dedicated to digital assets, to facilitate the in-kind subscription and redemption processes. In addition, Solomon JFZ has been among the first group of HKSFC approved participating dealers of in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong, enabling investors to subscribe to or redeem ETF shares directly with the underlying digital assets.

On May 28, 2024, the Company announced a strategic partnership with MaiCapital Limited (“MaiCapital”), a leading virtual assets investment manager in Hong Kong, to expand virtual asset allocation opportunities. MaiCapital is licensed to manage funds that may comprise up to 100% virtual assets which directly complements Solomon’s licensing for the trading of virtual assets.

On July 16, the Company announced the launch of Solomon VA+, an institutional-grade all-in-one smart trading app, which is innovatively upgraded from the former one-stop electronic platform, Solomon Win. Solomon VA+ offers integrated financial services infrastructure designed to meet the evolving needs of next-generation and high-net-worth investors, which is the first all in one app in Hong Kong that combining traditional assets trading, virtual assets trading and wealth management services into one app, marking a significant industry development. The Solomon VA+ trading platform offers various virtual assets trading to professional investors and Bitcoin and Ethereum to retail investors, supporting clients with in-kind subscription of Bitcoin spot ETF and Ethereum spot ETF. Clients are also expected to deposit & withdraw the cryptocurrencies via the APP within a short period, realizing a comprehensive allocation of traditional financial and virtual assets.

As of the date of March 31, 2024, virtual assets services have not generated any revenue. We kept actively collaborating with prominent players in the virtual asset market, nurturing positive relationships with them. Leveraging these partnerships, we are poised to expand our own business and provide comprehensive services. Solomon JFZ’s virtual assets services is expected to build large trading volumes and an exponential client assets base for Solomon JFZ in the near future.

With the recent development of the company and the expanding subsidiaries, our vision is to build an integrated financial services infrastructure for next generation investors, and our continuous efforts focus on being a one-stop comprehensive financial services provider. The business segment of the company has expanded into four new business segments: (i) investment banking services, (ii) wealth management services, (iii) asset management services and (iv) virtual assets services to customers. The following summary describes the products and services offered in each of the reportable segments:

●	Investment Banking Services. We are redefining investment banking by offering underwriting, private placement and investment advisory solutions tailored to guide investors and corporates through complex financial landscapes, ensuring transactions are executed with strategic insight that meets today’s capital market’s needs. Our investment banking services including capital raising, debt financing, secondary offerings and financial advisory services, which covers the former segments (ii) investment advisory services, (iii) corporate consultancy services.

●	Wealth Management Services. Our wealth management division is dedicated to empowering investors with a comprehensive suite of services designed to manage, retain, and grow wealth with confidence. Our offerings are split into two main categories: Brokerage Services and Integrated Investment Solutions. Which covers the former segment (i) securities related services, by add into advisory services for high-net-worth individuals and institutional investors such as family office and trusts.

●	Asset Management Services. our asset management services are crafted to meet the diverse investment goals of our clients through a broad range of asset classes and investment strategies. By expanding services from the former segment (iv) asset management services, we current asset management services offer investment funds, managed accounts, and external asset management, each designed to optimize your portfolio’s performance.

●

Virtual Assets Services. We are providing secure and innovative solutions in the virtual asset space including virtual assets trading, virtual assets spot ETFs creation and redemption, security token offerings, and blockchain solutions such as real-world assets tokenization. Solomon JFZ had been approved by the HKSFC to provide virtual asset dealing services and advisory services, and we are at the forefront of offering cutting-edge Web3 products that cater to the needs of modern investors and businesses, leveraging blockchain for secure and innovative virtual asset solutions.

Industry Overview

This report includes statistical and other industry and market data that we obtained from government, regulatory bodies, stock exchange’s data, industry publications, and public data source from internet and estimates by our management based on such data. Our management has no reason to believe that such information presented in this section is false or misleading or that any fact has been omitted that would render such information and/or statistics false or misleading in any material respect.

In 2021, the combined turnover of the three main U.S. equities market amounted to around 142 trillion U.S. dollars. As of March 2024, the combined average monthly turnover of the three main U.S. equities market operators - the New York Stock Exchange (NYSE), the Nasdaq, and Chicago Board Options Exchange (CBOE) Global Markets - amounted to around 6.6 trillion U.S. dollars.

Combined average monthly turnover of the three main U.S. equities market operators

Source: Statista Research Department

Hong Kong is the world’s third largest online securities market, with annual trading volume around HK$ 41 trillion in 2021, which has increased 190% in the last 5 years. For the years in 2022 and 2023, the total turnover of securities market in Hong Kong reached HKD30,727 billion and HKD25,518 billion, compared with the pre-2020 period, the turnover of Hong Kong’s securities market has increased significantly and remained at a high level, further demonstrating the rapid development and continued vitality of Hong Kong’s equity market and its recognition by global investors.

Source: HKEx Market Statistics

China HK Stock Connect turnover around RMB 27.6 trillion, which has experienced a 1,120% increase by 2021, with a CAGR of 86.9%. Turnover refers to the value of listed shares traded (buy and sell) in respective currency (Hong Kong Dollars or Renminbi). In China HK Stock Connect, northbound trades (from Hong Kong to Shanghai and Shenzhen) are denominated in Renminbi while southbound trades (from Shanghai or Shenzhen to Hong Kong) are denominated in Hong Kong Dollars. For the years in 2021, 2022 and 2023, the total turnover of stock connect in Hong Kong was RMB27,630, RMB23,283 billion, and RMB25,121 billion for Northbound trading and HKD9,343 billion, HKD 7,236 billion and HKD7,185 billion for Southbound trading, which both greatly increased in contrast with the total turnover in years from 2017 to 2020. The average daily turnover volume and amount of the HK Stock Connect also showed a significant upward trend, indicating the rapid development and continuous growth of the HK Stock Connect.

Source: HKEx Market Statistics

HKEX is gaining global importance from the point of equity fund raising. Equity fund raising in secondary market in Hong Kong keeps the momentum from 2019 to 2021. In 2020, the equity fund raising in secondary market amounted to approximately HK$346.82 billion, representing 147.7% increase, as compared with 2019 figure. In 2021, the amount further increased to approximately HK$441.94 billion and there was an increase of approximately 27.4% when compared to that in 2020. In 2022, the IPO market slowed down due to the downturn of the economy, and the total equity funds raised decrease to HK$99 billion. It is estimated to climb back to the level as in 2019 which is approximately HK$470 billion in 2024.

For the years in 2021, 2022 and 2023, the equity fund raising in primary market amounted to approximately HK$331 billion, HK$105 billion and HK$46 billion and the equity fund raising in secondary market amounted to approximately HK$442 billion, HK$150 billion, and HK$104 billion. For the years in 2021, 2022 and 2023, the number of companies newly listed on HKEx is 98, 90, 73. However, considering the gradual stabilization of the global economy and the U.S. Federal Reserve System’s target to cut interest rates in the last quarter of 2024, we believe that there will be more companies listed on the Hong Kong Stock Exchange and the amount of capital raised will increase.

The gross income for IPO sponsors in 2024 is expected to be approximately HK$450 million whereas 90 new IPO and sponsor fee approximately HK$5 million per IPO. The gross income for IPO fund raising and secondary market fund raising in 2024 is expected to be approximately HK$11 billion and HK$8.75 billion whereas the commission rate is 5% and 3.5% respectively.

Source: HKEX

The rapid growth of equity fund raising encouraged the development of the online brokerage service industry.

With popularization of mobile technology and growing acceptance of online trading, the global online securities market has grown faster than the overall securities market, by a trend that traditional brokers are shifting online while purely offline brokers are increasingly at a disadvantage.

Chinese investors have contributed to the market growth by deploying a significant proportion of their increasing overseas investable assets in online securities trading, especially in Hong Kong and the United States, which provide us with a unique opportunity to develop our business as an online investing platform.

We believe the online brokerage platform that Solomon JFZ developed provides a superior customer experience by offering over 10,000 listed securities and derivative products with fast online account opening, trading, clearing and settlement services. Solomon JFZ embraces and offers products and services internationally to Chinese investors and has developed the one-stop electronic platform, where it offers users online account opening in 5 minutes, immediate fund transfer supported by EDDA, cross market buying power, real time Lv.2 market data free or at low cost, aggregated insightful research and news that are non-comparable to the rest in the industry.

Asset Management in Hong Kong

Business of asset management involves the investment advisory and management of investment funds and/or securities, using the license of Type 4 (advising on securities) and Type 9 (asset management). According to the Asset and Wealth Management Activities Survey 2023 published by the HKSFC in July 2024, the AUM of Hong Kong’s asset and wealth management business amounted to HK$31,193 billion (US$3,993 billion) as at 31 December 2023, representing a 2% year-on-year increase and the net fund inflows of $389 billion (US$50 billion) were recorded for the asset and wealth management business during 2023.

Source: Asset and Wealth Management Activities Survey 2017, 2018, 2019, 2020, 2021,2022,2023

In terms of product types, public funds, including both HKSFC-authorized funds and those from other jurisdictions, accounted for 34% of the asset management and fund advisory business in Hong Kong in 2023, followed by managed accounts (30%) and private funds (19%). Pension funds (8%) and other funds like Hedge funds and private equity and venture capital (9%). The AUM attributable to public funds slightly decreased from HK$7,984 billion to HK$7,856 billion and managed accounts increased 7.6% year-on-year from $6,373 billion to $6,856 billion. The following table shows the breakdown by product type in respect of the asset management and fund advisory business from 2017 to 2023:

	2017	2018	2019	2020	2021	2022	2023
HK$ billions
Public Funds	6,532	5,658	7,505	9,044	9,337	7,984	7,856
Managed accounts	4,741	4,204	6,320	7,378	7,954	6,373	6,873
Private funds	2,730	2,910	2,963	3,808	4,443	4,495	4,346
Pension funds (including MPF and ORSO Schemes)	1410	1617	1383	1666	1779	1,558	1702
Others	1,821	1,778	1,580	1,904	2,143	1,787	2,118
Total	17234	16167	19751	23800	25656	22,197	22,895

Source: Asset and Wealth Management Activities Survey 2017, 2018, 2019, 2020, 2021, 2022, 2023

Note: Excluded REITs

The following table is a breakdown of the investor base of asset and wealth management business. From 2017 to 2023, the Hong Kong’s AUM percentage has slightly increased and there are some fluctuations with AUM percentages from mainland China and North America. The Europe and rest of Asia-Pacific ’s AUM percentage has remained relatively stable.

AUM by investor base*	2017	2018	2019	2020	2021	2022	2023
Hong Kong	32%	31%	36%	36%	35%	36%	36%

Non-Hong Kong	68%	69%	64%	64%	65%	64%	64%
Mainland China	17%	15%	10%	10%	9%	9%	10%
Rest of Asia-Pacific (including Australia and New Zealand)	14%	14%	14%	13%	13%	14%	13%
North America	15%	17%	22%	22%	23%	23%	24%
Europe (including the UK)	9%	10%	10%	11%	10%	11%	10%
Others	13%	13%	8%	8%	10%	7%	7%

Source: Asset and Wealth Management Activities Survey 2017, 2018, 2019, 2020, 2021, 2022, 2023

Note: Excluded REITs

The asset management and fund advisory business recorded a year-on-year AUM increase of 3% to HK$23,060 billion as at 31 December 2023 and net fund inflows (exclude REITs) of HK$48 billion for 2023. The growth in AUM was largely driven by an increase in the values of clients’ portfolio assets, coupled with net fund inflows.

The gross income for Asset Management and Fund Advisory Business of LC (including REITs) increased from HK$156.3 billion in 2017 to HK$230.45 billion in 2021 and is expected to reach HK$314.48 billion in 2024, assumed 1% fee on AUM. The asset management business maintains the major driver for the income of licensed corporation.

Asset and Wealth Management in Hong Kong

In the past few decades, strong economic growth of Asia, driven by China, has attracted wide attention from the global capital market, which has also prompted the development of wealth management centers such as Hong Kong and Singapore. Hong Kong leads in asset and wealth management in the Asia Pacific region. According to the SFC’s annual report Survey on Asset and Wealth Management Activities, the number of high-net-worth individuals, or billionaires, in Hong Kong ranked second in the world in 2019, after New York.

As of 2022, Total assets under management (AUM) of Hong Kong’s asset and wealth management business stood at $30,541 billion (about US $3.9 trillion) as at end-2022 and net fund inflows of $88 billion (about US $11 billion) were recorded. The AUM drop of 14% year-on-year was similar to the 15% drop for the AUM of worldwide regulated funds and slightly outran major market indices, while many other major fund markets saw net fund outflows. The AUM of Hong Kong’s asset and wealth management business recorded long-term healthy growth of 143% over the last 10 years.

At the end of June 2023, the assets under management of funds incorporated in Hong Kong reached HK $1.3 trillion (approximately US $171 billion). The three quarters from the fourth quarter of 2022 to the first half of 2023 saw a total net inflow of HK $69 billion (approximately US $8.9 billion), an increase of more than 300% from the net inflow of HK $17 billion (approximately US $2.2 billion) in the first three quarters of 2022.

The following chart illustrates the four areas of Hong Kong Wealth Management:

Source: SFC Asset and Wealth Management Activities Survey 2022

Over the long term, assets under management in the asset and wealth management in Hong Kong have been growing steadily, registering a 143% growth over the past decade. In Hong Kong wealth management, the proportion of Chinese management and fund advisory business is large, while the proportion of assets held in trust is relatively small. From the source of investors, non-local investors brought the main net inflow of funds, accounting for more than 60%, of which European, American and mainland Chinese investors accounted for a relatively large proportion.

The Global Development of Virtual Assets

Virtual assets, also commonly referred to as digital asset, include all types of representation of value or claims in digital form that rely on the use of distributed ledger technology (“DLT”), excluding central bank digital currencies (“CBDC”), which are digital forms of national currencies that are legal tender. Virtual assets encompass a wide range of digital representations of value that can be digitally traded or transferred, which mainly include, but are not limited to, cryptocurrencies, tokens, and other forms of digital representations of value. Cryptocurrencies, tokens, stablecoins and Non-Fungible Tokens (“NFTs”) are all key types of virtual assets. The market for virtual assets has seen significant growth over the past decade, driven by advancements in blockchain technology, increased adoption of cryptocurrencies, and the rise of decentralized finance (“DeFi”).

The market capitalization of virtual assets has increased from US$10.3 billion in 2013 to US$1,076.6 billion in January 2023, or to approximately 2% of the combined equity market capitalization of the New York Stock Exchange (NYSE) and Nasdaq. The number of cryptocurrencies has risen significantly from seven in April 2013 to 22,375 at the end of January 2023. As of March 2024, there are 13,217 cryptocurrencies in existence. However, not all cryptocurrencies are active or valuable. Discounting many “dead” cryptos leaves only around 8,985 active cryptocurrencies. There are around 420 million cryptocurrency users across the globe and the number is estimated to further grow to 425 million in December 2026. Nowadays, approximately 18,000 businesses now accept a form of crypto as payment. Virtual assets are part of a global trend, with market revenues is projected to reach US$80.80 billion in 2024.

The data and graphs below illustrate the market capitalization of cryptocurrencies from 2014 to 2024:

Source: CoinMarketCap.com. Data as of 31 May 2024

The data and graphs below illustrate the number of cryptocurrencies from 2013 to 2024:

Source: https://www.statista.com/statistics/863917/number-crypto-coins-tokens/

The data and graphs below illustrate the market share of cryptocurrencies 2024

Source: CoinMarketCap.com. Data as of 31 May 2024.

According to the Securities and Futures Commission of Hong Kong (SFC), investors bought HK$10 billion in virtual asset funds via overseas platforms in 2021, up from HK$8 million in 2020, and investors have been gaining a better understanding of the risks of trading virtual assets. The ether futures ETF is also the first in the world. Subsequently, the market saw the listing of the third virtual asset ETF in January 2023, making two ETFs available on bitcoin futures and one ETF on ether futures. These ETFs adopt active management strategies of standardized, cash-settled futures contracts traded on the CME. The ADT of these ETFs was about HK$9.3 million from 16 December 2022 to 7 February 2023.

Total daily turnover of virtual asset ETFs listed in Hong Kong (Dec 2022- Feb 2023)

Source: Calculated based on daily turnover of individual ETFs from Bloomberg.

Competitive Landscape of the Business of Regulated Activities in Hong Kong

Entry barriers

The main entry barriers in Hong Kong’s securities brokerage business are the financial requirements including the paid-up share capital and the maintenance of liquid capital and the licensing requirements as stipulated by the HKSFC under the SFO. Securities dealing is a regulated activity under the SFO and is governed by the relevant rules and regulations. New entrants intend to carry on such regulated activity must be licensed with the HKSFC as licensed corporation. Each licensed corporation must have at least two responsible officers to directly supervise the regulated activity. Depending on the type of regulated activity, licensed corporations have to at all times maintain paid-up share capital and required liquid capital above the specified amounts according to the FRR. Upon the fit and proper criteria is being fulfilled and approved by HKSFC, licensed corporation can roll out business. Theoretically, there is no limit on number of licensed corporations and the competition of stock market industry is very keen.

Competition

Exchange Participants of SEHK are classified into three groups:

Category A – Position 1 to 14 by market turnover;

Category B – Position 15-65 by market turnover; and

Category C – Position > 65 by market turnover.

As of December 31, 2021, there were 638 Exchange Participants – trading and 64 Exchange Participants – non trading, representing an increase in 127 Exchange Participants – trading and 25 Exchange Participants – non trading, as compared with the figures in 2012. Competition had been increasing in recent years. Below is the distribution of their market share from 2012 to 2021:

	Category A		Category B		Category C
	(Position 1-14)		(Position 15-65)		(Position >65)
Year	Range %	Total (%)	Range %	Total (%)	Range %	Total (%)
2012	7.68 - 2.60	57.72	2.28 - 0.21	31.83	0.21 - 0.00	10.45
2013	7.20 - 2.11	55.97	1.87 - 0.22	32.54	0.21 - 0.00	11.49
2014	7.21 - 2.04	54.24	1.94 - 0.23	34.15	0.22 - 0.00	11.61
2015	7.35 - 2.08	52.31	1.89 - 0.25	35.30	0.25 - 0.00	12.39
2016	7.97 - 2.15	56.55	1.91 - 0.25	32.94	0.24 - 0.00	10.51
2017	6.41 - 2.30	54.64	1.93 - 0.25	34.88	0.24 - 0.00	10.48
2018	6.13 - 2.22	55.65	2.00 - 0.26	35.67	0.25 - 0.00	8.68
2019	6.89 - 2.54	57.97	2.48 - 0.24	34.04	0.22 - 0.00	7.99
2020	6.18 - 2.28	58.15	2.11 - 0.20	34.50	0.19 - 0.00	7.35
2021	6.47 - 2.20	59.03	2.16 - 0.17	33.82	0.17 - 0.00	7.15

Source: HKEX

Note: The market share and turnover data shown in the report above includes all Exchange Participants which had transactions during the period reported but excludes Southbound trading of Special Participants via Stock Connect.

As illustrated above, the brokerage business in Hong Kong is dominated by Exchange Participants in Category A. The top 14 firms accounted for 52.31% to 59.03 of the market turnover during the year 2012-2021. This intensified the competition among Exchange Participants in Category B and Category C. In 2021, the top 65 Exchange Participants accounted for 92.85% of total market share. The next 573 Exchange Participants only took 7.15% of total market share.

Year	1997	2021
Category C: Number of Trading Member or EP	427	574
Average daily turnover (HK$ billion)	14.3	166.73
Market % of Category C	40%	7.15%
Average daily turnover equally shared by each member/EP HK$ million)	13.40	20.77
Brokerage commission rate	0.25%	0.05%
Average daily gross commission income by each member/EP (HK$, buy and sell trade)	66,978.92	20,768.63

Source: HKEX fact book, HKSFC research paper

The average daily turnover shared by each member/EP increased from HK$13.40 million to HK$20.77 million from 1997 to 2021. The average daily gross commission income however decreased from HK$66,978.92 to HK$20,768.63 owing to the cancelation of minimum of commission rate 0.25 % and big decrease in market share of Category C. The licensed corporation purely relied on brokerage income would face tougher ongoing industry environment and competition. Hence, valued added services offered to clients such as asset management, corporate finance, etc. would contribute more portions on the revenue of the licensed corporation.

Opportunities

IPO financing and share margin financing

In January 2007, the Hong Kong Monetary Authority (“HKMA”) issued guidelines on “New Share Subscription and Share Margin Financing”, which stipulated that authorized lending institutions should impose reasonable margin requirements on loans to individual clients. At present, the market generally collects a margin of 10.0% on lending (IPO margin financing). The authorized lending institutions should act prudently when determining margin rates and consider the relevant financial capacity, liquidity and price volatility of individual securities. The prevailing market standards are: (i) 50.0% to 60.0% for blue-chip securities (some authorized lending institutions adopt 70.0%); and (ii) 30.0% to 40.0% for second and third tier securities.

According to the annual reports of 2017-18, 2018-19, 2019-20, 2020-21and 2021-22 of the HKSFC, the following data was extracted from monthly financial returns submitted to the HKSFC in accordance with the FRR by licensed corporations licensed for dealing in securities or securities margin financing:

As at 31 December	2017	2018	2019	2020	2021
Number of active margin clients	337,599	463,970	601,842	1,470,396	2,219,721
Amounts of receivables from margin clients (HK$ million)	205,977	180,800	165,919	201,916	218,436
Average collateral coverage (Note)	4.1	3.7	3.9	4.6	4.2

Source: HKSFC annual report 2017-18, 2018-19, 2019-20, 2020-21and 2021-22

Note: The number of times the aggregate market value of securities collateral deposited by clients covers the amounts receivables from margin clients on a given date on an industry-wide basis.

Margin business developed rapidly and the number of active margin clients increased from 337,599 in 2017 to 2,219,721 in 2021, representing a CAGR of 60.13%. The amounts receivable from active margin clients increased from HK$205.98 billion in 2017 to HK$218.44 billion in 2021, representing a CAGR of 1.48% and the average collateral coverage fluctuated between 3.7 and 4.6 times. Clients opened margin accounts to grasp the opportunities in IPO or share trading. The financing facility provided by Exchange Participants augmented the competitive advantages.

As for margin interest income, the income was approximately HK$26.21 billion in 2021 assumed 12% annual margin interest rate and is expected to increase to approximately HK$30.58 billion in 2024, given the same size of amounts of receivables from margin client as in 2021 and annual margin interest rate increase to 14%.

Online securities brokerage

Driven by investors’ rising preference for digital investment channels, the global online securities market demonstrated strong growth in the past five years. The trading volume of the global online securities market grew rapidly at a CAGR of 21.5% from US$66.0 trillion in 2017 to US$143.5 trillion in 2021.

The global online securities market will continue to experience robust growth due to the expansion of global capital markets, growing acceptance of online financial services and products and technology upgrades of online brokers. The trading volume of the global online securities market is projected to increase at a CAGR of 7.7% from 2021 to 2026 and reach US$208.1 trillion in 2026. The online securities trading penetration rate is estimated to reach 62.2% globally in 2026, while retail investors’ contribution to global online securities trading is expected to grow from 58.6% in 2021 to 59.2% in 2026.

Source: HKEX, NYSE, Nasdaq, SGX, SSE, SZSE, CSDC, WFE, CIC

Online account opening has played an important role for the brokerage onboarding clients, according to the Report on the review of licensed corporations providing online brokerage, distribution and advisory services survey. The SFC conducted a survey of 50 LCs which provided brokerage, distribution and advisory services online to retail investors to understand their business models. A total of over 3,000,000 new client accounts were opened by the surveyed LCs from July 2020 to June 2021 (Relevant Period). Non-FTF client onboarding approaches were popular among the surveyed LCs. About 96% of the new accounts were opened using these approaches.

Source: Report on the review of licensed corporations providing online brokerage, distribution and advisory services August 2022

Note: Face-to-face (FTF) approach means that account opening documents were executed in the presence of an employee of an LC. Non-FTF approach means that these documents were not executed in the presence of an employee of the LC.

Development of the asset management industry in Hong Kong

In order to facilitate the development of the asset and wealth management industry in Hong Kong, the new regime for Open-ended Fund Companies (OFC) has taken effect since 30 July 2018. Private OFCs are able to benefit from the profits tax exemption provided by the Inland Revenue (Amendment) (No.2) Ordinance 2018, which also commences on July 30, 2018. HKSFC-authorized public OFCs are entitled to the same profits tax exemption as other HKSFC-authorized funds. As of 31 March 2022, a total of 62 OFCs with 118 OFC sub-funds (including 23 ETFs with a total market capitalization of $13 billion) have been set up. Beside the establishment of market infrastructure, in order to broaden the investor base for Hong Kong funds, promote the development of local investment expertise and strengthen Hong Kong’s position as an asset and wealth management center and fund domicile, the HKSFC promotes cross-border offerings of qualified Hong Kong public funds into overseas markets through mutual recognition arrangements. During the year ended 31 March 2023, the SFC registered 69 OFCs with 126 sub-funds, including 37 SFC-authorised funds which comprised 10 ETFs with a total market capitalization of over $250 million. The SFC registered four re-domiciled private OFCs between April 2022 and June 2023. The HKSFC works closely with the Government and other local regulators on policies to promote Hong Kong as an onshore fund management hub and a preferred domicile for investment funds. The HKSFC has been actively participating in recent Government-driven initiatives to establish a limited partnership regime for funds and provide a tax concession for carried interest to attract private equity funds. In light of the favorable industry outlook, Hong Kong is continuing development as an asset management hub.

With the continuous increase in the scale of AUM, the income of the asset management business has exceeded more than 70% of the total income of securities industry of Hong Kong.

Competitive Strengths

We believe that the following strengths contribute to The Company’s success and differentiate it from its competitors:

●	Solomon JFZ offers a diversified product portfolio for trading in global financial markets. Customers can use Solomon JFZ’s online platform to trade a variety of financial products in different geographical regions, including Hong Kong equity, US equity, and China A shares, ETFs, warrants, and callable bull/bear contracts, bonds, mutual funds, as well as virtual assets. We intend to enter into more equity markets, including Singapore, the United Kingdom, and Japan, and develop our virtual assets services, to broaden the investment universe available to our investors.

●	Solomon JFZ provides state-of-the-art account opening technology and aim to maintain superior user experience to our clients. During the period when China imposed travel restrictions to contain the spread of Covid, Solomon JFZ was one of the few online securities brokerage providers that had successfully captured the opportunity to bring state-of-the-art, contactless, and borderless online account opening services to Chinese investors in the post-Covid stage. Our users are able to open accounts remotely and trade in a wide range of financial products using the Solomon VA+ with a bilingual user interface and fast and efficient order execution to provide a great user experience. We constantly enhance the functions of the Solomon VA+ to meet our clients’ evolving needs.

●	We believe we are well positioned in a fast-growing financial service segment with substantial growth demand. Solomon JFZ is one of the few Chinese investors-focused online trading platforms that offer a diverse range of products and services. In the long run, Chinese investors are shifting and over-weighting their investments from traditional real estate holdings to financial assets, and from local to global markets. We believe we are well positioned to capitalize on the opportunities created by this expansion because of Solomon JFZ’s existing foundation as a renowned financial service provider.

●	We have an experienced and talented management team. We have a skilled and experienced management team. Our team of experts brings together a wealth of experience in traditional finance, technology, and digital assets, with significant expertise in developing corporate strategies, monitoring compliance, decision making, credit risk management, and day-to-day operations, ensuring that our clients receive the highest level of support and guidance. We are confident that our experienced and talented management team will be able to collaborate and steer the Company toward our growth objectives.

●	We are the first mover in launching virtual assets business in Hong Kong. We are among the pioneering HKSFC licensed platforms that can provide clients with both traditional and virtual assets related services. We are fully compliant with regulatory requirements and international standards of AML/ Countering the Financing of Terrorism (CTF), committed to the highest standards of security. Our platform has been designed to serve institutional, professional and retail investors for trading virtual assets, facilitate the in-kind subscription and redemption process, and provide investors with seamless and effective access to investing in virtual assets.

Our Products and Services

Securities Related Services

Solomon JFZ is licensed to carry out regulated activities under Type 1 (Dealing in Securities), which includes:

●	online account opening and KYC

●	trading, clearing & settlement

●	market data & information services

●	social interaction functions & community

●	margin financing

●	IPO subscription and underwriting; and

●	Virtual assets dealing.

Solomon VA+ Trading Platform and Solomon JFZ’s Financial Products

Solomon JFZ’s centralized trading platform facilitates Hong Kong and international securities trading for its customers. With a single account, users may trade not just Hong Kong equities but also key global markets and transmit trading orders rapidly. The Solomon VA+ trading system is compatible with mobile devices and enables customers to trade Hong Kong, US, and China A-shares as well as virtual assets by simply connecting to the Internet, allowing them to seize investment opportunities at any time. The 24-hour accessibility of the Solomon VA+ trading platform enables consumers to manage their funds at any time.

The Solomon VA+ trading platform offers flexible stock margin (sub-development) financing and IPO financing services to increase customers’ purchasing power and aid them in seizing profitable investment opportunities through stock financing services. During the subscription period for an IPO, the users can apply for IPO financing services to subscribe for additional shares with a loan-to-value ratio of up to 90%. In addition, Solomon JFZ’s Hong Kong stock trading system provides T+0 trading, allowing customers to sell equities and have the money appear in their accounts instantly, without having to wait for settlement to be finalized.

The Solomon VA+ trading platform offers Hong Kong and global stock products, as well as global bonds, funds, and financial derivatives (including stock options, derivative warrants, and CBBCs, among others). Clients can achieve global asset allocation and risk diversification with the right investing methods.

 Through objective, impartial, and thorough professional research and a research platform covering China and Hong Kong, stock markets, Solomon JFZ gives its customers with the most forward-looking investing analysis of markets, sectors, and individual companies.

Services

Hong Kong securities trading services. Solomon JFZ’s Solomon VA+ provides trading of various securities products listed on the Hong Kong Stock Exchange, including company stocks (equity securities), exchange-traded products (ETFs), real estate investment trusts (REITS), exchange-traded bonds, and financial derivatives, such as derivative warrants, bull/bear contracts, etc.

Virtual assets trading services. Solomon JFZ provides trading of various virtual assets trading in the regulated digital assets trading exchanges, including Bitcoin, Ethereum, Bitcoin spot ETF and Ethereum spot ETF, supporting in kind subscription of virtual assets spot ETF.

IPO subscription and placement services. Solomon JFZ’s IPO subscription and placement services include subscription for IPO and placement of companies listed on the Stock Exchange of Hong Kong, as well as related subscription financing arrangements. Solomon JFZ generates IPO subscription service income from provision of new share subscription services in relation to IPOs in the Hong Kong capital market. It provides both IPO subscription services in cash and margin to clients.

For the IPO subscription in cash, Solomon JFZ charges a handling fee of HK$10 per application. For the IPO subscription in margin, it charges a handling fee of HK$100 for 90% margin financing ratio and HK$120 for 95% margin financing ratio. All of the margin financing quota are limited, and clients are eligible to apply through the app.

In IPO margin financing, Solomon JFZ extends credit to the clients, subject to various regulatory and internal margin requirements, collateralized by cash (deposit) in the client’s account. IPO loans are exposed to credit risk from clients who fail to repay the loans upon IPO stock allotment. Solomon JFZ monitor its clients’ collateral level and have the right to dispose the newly allotted stocks once the stocks start trading.

IPO loans for subscription of new shares are normally settled within one week from the drawdown date. Once IPO stocks are allotted, the Operating Company requires clients to repay the IPO loans. Force liquidation action would be taken if the clients fail to settle their shortfall after the IPO allotment result is announced.

Interest income is recognized over the period that the IPO financing is outstanding. Solomon JFZ offers IPO financing to individual customers as a principal. Interest income is directly charged at fixed percentage over the financing amount from the customer’s account when customers repay the principal amount of IPO financing. To maintain Solomon JFZ’s capitalization, it may choose to offer IPO financing to the customers from other brokers when providing IPO financing services. The interest expenses associated with this type of lending are charged at a fixed percentage over the period that the IPO financing is outstanding.

Bond trading services. Solomon JFZ provides bond trading services in the secondary market for Hong Kong and international bonds, including those issued by listed and unlisted firms, various government bonds, Exchange Fund bonds, public institutions, and public utilities.

Fund subscription services. Solomon JFZ intends to offer fund products from well-known asset management companies around the world and covers mutual funds that are managed in different parts of the world.

Equity custodian and agent services. Solomon JFZ provides various liquidation and agent services for custodian securities including securities custodian, depository, withdrawal, transfer, registration and transfer, collecting dividends and bonuses on behalf of the company, carrying out rights and responsibilities (share splitting, rights issue, share consolidation), pursuing rights and interests on behalf of the company, applying to attend shareholders’ meetings and proxying voting rights on behalf of the company.

Services for the management of investment immigrant accounts. Solomon JFZ provides account management services in line with Hong Kong investment immigrants, such as securities trading, investment advice, and ongoing services for Hong Kong Immigration Department reporting.

Enterprise employee shareholding exercise services. Solomon JFZ provides enterprise employee shareholding exercise services that are in line with the listed company’s share incentive scheme, offer shareholding work exercise, trading, settlement, and financing services.

Professional investment research services. Solomon JFZ provides professional investment research services, including professional daily updated market analysis, industry and individual stock research and analysis services.

Instant quotation service. Solomon JFZ provides instant quotation service which gives real-time quotes for stocks listed on the American Stock Exchange, New York Stock Exchange, and Nasdaq Exchange, among other major markets in Hong Kong and the United States.

Existing Technology and Infrastructure

Our technology and infrastructure are critical to our goal of providing the above-mentioned services to our customers. Between January 2021 and August 2023, Solomon JFZ engaged with two licensed third parties for technical support to provide online trading services with competitive fees through its Front Trading and Back-office systems: Hundsun Ayers Technologies Limited (“Hundsun Ayers”) for Front Trading and Back office Clearing systems, and Link Software (Hangzhou) Co., Ltd. (“Link Software”) for its trading app and account opening systems, which are developed through API development as our user-friendly Solomon Pro trading platform. In August 2023, Solomon JFZ launched a new trading app called Solomon Win, provided by Eddid Fintech Limited (“Eddid”), replacing the services previously provided by Link Software. In July 2024, Solomon JFZ launched a new trading app called Solomon VA+, provided by Hundsun Ayers, replacing the services previously provided by Eddid. We continue to use Hundsun Ayers’s Front Trading and Back office Clearing systems. We strongly believe in enhancing the technology to adapt to the constantly evolving environment and to increase customer satisfaction by improving customers’ experience and providing smooth transactions. Hundsun Ayers have agreed to provide application services, support, and customize services to Solomon JFZ at a fixed charge over a period of time. The fees charged are independent of the trading volume or our revenues. The contract terms are reviewed and renegotiated from time to time.

In August 2023, Solomon JFZ engaged with Hundsun Ayers to connect the trading system with OSL or Hashkey, which are the only two licensed virtual assets trading platform for virtual assets trading, the enhancing technology is to adapt to the evolving virtual assets regulation environments and the increasing virtual assets allocation needs of next generation investors. The connection is available online by end of November 2023, enabled Solomon JFZ managing virtual assets trading systematically.

See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business And Industry-We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these services, it could adversely affect our business and harm our reputation.”

Material Agreements with Hundsun Ayers

Below is the summary of the material agreements with Hundsun Ayers:

●	Technical Service Framework Agreement

On January 11, 2021, Solomon JFZ entered into a Technical Service Framework Agreement (“Framework Agreement”) with Hundsun Ayers, which has a term of five years and will be continuously automatically renewed for one more year unless either party provides a written objection 60 days prior to the expiration. Pursuant to the Framework Agreement, Hundsun Ayers agreed to provide system functions and technical services to meet Solomon JFZ’s IT service needs for securities related business. The parties may enter into separate service contracts for specific system functions and technical service content that Solomon JFZ may require during the term of the Framework Agreement. Solomon JFZ agreed to prepare the hardware equipment and network environment as well as data source in accordance with Hundsun Ayers’ requirements for installation and maintenance of the system functions.

●	Technical Service Agreement

On January 11, 2021, Solomon JFZ entered into a Technical Service Agreement (“Service Agreement”) with Hundsun Ayers in connection with the Hundsun international securities management system UF3.0 (“Hundsun UF3.0”). This agreement has a term of two years and will be continuously automatically renewed for one more year unless either party provides a written objection 90 days prior to the expiration. Pursuant to the Service Agreement, Hundsun Ayers agreed to provide system functions and technical services for global market trading function with Hundsun UF3.0. Solomon JFZ agreed to pay a one-time installation fee in the amount of HK$120,000 (approximately $ 15,000) and an annual maintenance service fee in the amount of HK$1,704,000 per year (approximately $218,000). Hundsun Ayers will provide hardware equipment, system, and network environment in accordance with the requirements for installation and maintenance of the software, not including hardware equipment and network environment connected directly to HKEX and licensed data.

●	Software and Market Data Agreement

On April 10, 2024 Solomon JFZ entered into a Software License and Market Data Agreement (“Software License Agreement”) with Hundsun Ayers in connection with the license of the Licensed Systems and the software of the Licensed Systems (“Software”). This agreement has a term of two years and will be continuously automatically renewed for one more year unless either party provides a written objection 90 days prior to the expiration. Pursuant to the Software License Agreement, the Software is granted to Solomon JFZ with a one-off license fee in the amount of HKD23,000 (approximately $3,000) and monthly license subscription fee in the amount of HKD23,000 per month (approximately $3,000) for the development of the Solomon VA+ bundle with middle office system. Hundsun Ayers agreed to provide online monitoring service and technical support on software application, as well as bug fixing and software standard version upgrade. Hundsun Ayers also agreed to provide consultation on system customization.

Fees

Solomon JFZ generates revenue through commission, handling fees and financing interests for its securities related services.

Trading Fee (HK Market and Pre-IPO Market)

Types	Fees	Charged By
Commission	0.1% × total trading amount, minimum HKD 60 per trade (via Internet and phone)	Solomon JFZ
Stamp Duty	0.13% * Trade Value Min. HKD 0.01. If HKD 2.01, the actual charge is HKD 3.00	HK Government
CCASS Fee	0.005% × amount of executed trade, minimum HKD 5	HKSCC
Trading Fee	0.005% * Trade Value Min. HKD 0.01	HKEX
Transaction Levy	0.0027% * Trade Value Min. HKD 0.01	HKSFC
FRC Transaction Levy	0.00015% * Trade Value Min. HKD 0.01	Financial Reporting Council
Trading Tariff	HKD 0.50 per transaction	HKEX

Trading Fee (A-Share Northbound Stock Connect)

Types	Fees	Charged By
Commission	0.1% × total trading amount, minimum RMB 60 per trade (via Internet and phone)	Solomon JFZ
Stamp Duty	0.1% * Trade Value	STA
Handling Fees	0.00487% of transaction amount	SSE/SZSE
Securities management Fees	0.002% of transaction amount	CSRC
Transfer Fees	0.001% of transaction amount	CSDC
Transfer Fees	0.002% of transaction amount	HKEX
Portfolio Fees	Stock Holdings value * 0.008% / 365 (Calculate by day, charge by month) no minimum charge	HKEX

Trading Fee (US Market)

Types	Fees	Charged By
Commission	0.2% of transaction amount (minimum USD 6, during promotion period)	Solomon JFZ
Settlement Fee	USD 0.003 × number of executed stock trades	U.S. Settlement Agency
SEC Fee	USD 0.0000229 × trading amount, minimum. USD 0.01	SEC
Trading Activity Fee	USD 0.00013 × sell amount, minimum USD 0.01, maximum USD 6.49	FINRA

IPO Subscription Fee (HK Market)

Types	Fees	Charged By
Subscription Fee #	Cash Subscription: HKD 10 90% Margin Financing Subscription: HKD 100 95% Margin Financing Subscription: HKD 120	Solomon JFZ
Winning Lot Fee	1.00785% of the amount of the winning lot	HKSFC, HKEX, Brokerage firm

#	Subscription fees are payable regardless of whether the winning lot is awarded or the new shares are listed.

Custodian Service Fees

Types	Fees	Charged By
HK Market-Transfer Stocks In	Free of charge
HK Market-Transfer Stocks Out	HKD 200 per stock each time + 0.02% of stock market value	Solomon JFZ
US Market-Transfer Stocks In	Free of charge
US Market-Transfer Stocks Out	USD 100 per stock each time	Solomon JFZ
ISI	Free of charge
Physical Stocks Deposit	Each stock/ stamp duty fee per deed HKD 5	HKSCC
Physical Stocks Withdrawal	HKD 5 per lot, minimum HKD 30 (odd lot are also considered as 1 lot)	Solomon JFZ
Currency Exchange	Free of charge, according to the current exchange rate of Bank
Deposit Funds	Free of charge
Withdraw Funds	Free of charge

●	There is service fee by the bank for withdrawal of fund to oversea banks;

●	The bank might charge a handling fee when transferring funds across banks. (Including remitting, receiving and intermediary banks).

Overdue Balance Interest Charges (HKD/RMB/USD)

Types	Fees	Charged By
Securities Cash A/C	HKD :10.375% p.a. (Prime +5% p.a.) * CNY : 10.375% p.a. USD : 10.375% p.a.	Solomon JFZ

*	Prime =5.375% (The interest rate will change over time, Solomon JFZ may adjust the interest rate from time to time.)

The fee schedule is effective as of November 2, 2022, fees and rates are for reference only, Solomon JFZ reserves the right to use without prior notice.

Other Fees

Types	Fees	Charged By
Registration and transfer fee	HKD 1.5 per lot; quantities less than 1 lot are deemed as 1 lot	HKEX
Cash Dividend/ Bonus Share Collection Fee	0.2% of the total cash dividend amount, minimum HKD 30	Solomon JFZ
Corporate Action Handling Fee	HKD 100 per stock each time, HKSCC charges HKD 0.8 per lot	Solomon JFZ, HKSCC
Attend Annual General Meeting	Attend a general meeting of shareholders for an “administrative fee” of HKD 50 per application	Solomon JFZ
Reissue Monthly Statement	HKD 100 per month for each copy	Solomon JFZ
Mailing Daily or Monthly Statement	HKD 50 for each copy	Solomon JFZ
Request For Account Opening Certificate /Account Documents	HKD 200 for each copy	Solomon JFZ

Investment Advisory Services

Solomon JFZ is licensed to carry out regulated activities under Type 4 (Advising on Securities), which includes:

●	Investment Advisory Service

●	Investor Relationship Management

Services

Investment Advisory Services.

Solomon JFZ provides investment advisory services to individuals, corporations and third-party fund managers. Its investment advisory services to third-party private equity fund managers primarily consist of (i) providing total solutions for private equity fund establishment; (ii) assisting with transactions, custody, liquidation, valuation, risk control and other matters; and (iii) providing post-establishment services for funds, including investment solutions, arranging road shows, assisting in the introduction of investors, etc.

Solomon JFZ tailored investment plans that take into account the client’s history, current financial situation, risk acceptance, and investment goals, all while striking a balance between the client’s risk tolerance and risk acceptance. Its customers have the option of selecting either a performance fee plan or one without a performance fee plan. Its services are with a high level of transparency, including prompt delivery of customer statements that include information on purchase and sale items, securities, and cash balances. This helps customers gain a deeper comprehension of the investments they have entrusted the company with.

Investor Relationship Management.

As a HKSFC regulated licensed investment advisor, Solomon JFZ holds the highest standards and fiduciary duty that puts the client’s interests first. The key point for its good relationship management with clients is to provide high quality advisory services. Make sure it has a comprehensive understanding of the client’s financial profile, expected return and risk tolerance level: Solomon JFZ would thoroughly discuss with its clients about their needs and circumstances, then carefully match products and services for an optimal portfolio.

Solomon JFZ maintains only a manageable client base: Solomon JFZ only accepts new business after its Investment Committee consideration in terms of resources, it would make sure that it is at capacity and turn away business to prioritize existing clients.

Make clear communication with its clients: Solomon JFZ would review its client’s investment policy statement regularly and explain the plan and services including fee charges with the clients clearly in a simple and understandable language.

Fees

Solomon JFZ generates revenue through advisory fee on portfolio analysis, risk appetite and return analysis for its investment advisory services. Advisory fees charged to clients are based on a pricing model that balance the cost, value, and affordability. When determining the cost elements, factors such as human resources, sales commissions, and operational expenses are taken into consideration.

The following table shows the fee structure type after we balance the pricing elements.

Types	Fees	Target clients
Percentage fee based on Client’s AUM	1% -2.5% of Client’s AUM	For clients who require for portfolio review and balances frequently for short-term investment advises
Flat Fees	USD 100,000-USD 500,000 per month	For clients who require for investing advisory and information on a regular basis and customized list of services
Hourly Rates	$100/hour to $300/hour according to advisor experiences	For clients who require for simple suggestions and general oversight

Corporate Consultancy Services.

Solomon JFZ is licensed to carry out regulated activities under Type 6 (Advising on Corporate Finance), which includes Investment Banking (Including Financial Advisory)/

Our Services

Solomon JFZ started providing corporate consultancy services to its clients in May 2021. It provides investment banking services to companies who want to list on Hong Kong Stock Exchange. It advises its clients on compliance with the HKEX Listing Rules, the Code on takeovers, mergers and share repurchases; and advising on the disposal of securities in connection with offers or offers to transfer to the public.

Solomon JFZ provides financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. It acts as financial adviser to the clients advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”). In addition, it acts as independent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong.

Our Fees

Solomon JFZ charges them advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. It generates revenue through financial advisory fee for its corporate consultancy services.

The fee structure agreed with its clients varies depending on the nature of the engagement. Solomon JFZ’s typical remuneration provision is advisory fee, usually a fixed amount between HKD 200,000 to HKD 2,000,000。It charges advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements regardless of whether or not it completes. It would consider a discount if the transaction fails to complete. There may be a success fee or commission be structured as either a fixed amount or as a percentage of a specified value it provides.

Asset Management Services.

Solomon JFZ is licensed to carry out regulated activities under Type 9 (Asset Management), which includes:

●	Asset Management Services

●	Private funds subscription

Services

Solomon JFZ’s asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetites and to preserve and enhance the value of their assets.

Fund Management. Solomon JFZ issues and manages various fund products according to market trends and demand conditions. At this point, it will focus on making active traditional private equity funds, like balanced funds and equity funds, and its long-term goal is to make a product line with a wider range of options (public and private equity, active and passive, traditional and alternative).

Solomon JFZ provides professional asset management services for financial institutions and private institutions in Hong Kong, mainland China, and overseas, which including designing long-term investment and financing strategies. It also provides tailored financial services for individual investors, which including matching individual risk levels and building personalized investment portfolios.

Private funds subscription.

Solomon JFZ provides offshore private fund investment service, e.g. Cayman Islands incorporated funds, research management and investment strategies for its clients in mainland China, and other locations. It is a customized asset management services to the clients through discretionary management accounts with tailor-made investment strategies and product solutions, to create and implement specific solutions to achieve the investment objectives within acceptable risk limits. This includes identifying private funds subscription opportunities in Hong Kong and other international markets.

Following is the funds subscription service process:

Fees

Solomon JFZ generates revenue through fund subscription fee, fund management fee, performance fees for its asset management services.

Its management funds are designed to provide Eligible Investors with the opportunity of investing under professional management. Each Fund issues one or more Classes relating to different Segregated Portfolios. Each Segregated Portfolio in effect represents an investment fund with its own investment portfolio, rights and value, providing investors with the means conveniently to balance their portfolios according to their own investment profile and under professional management.

The subscription fees are based on subscription amount, pricing range from 1%-5% for specific funds and investors. The Management Fees are based on the managed NAV, for a monthly Min. $2,500 or 2% of the NAV annually. Performance Fees are based in part upon unrealized gains /losses, 20% of the performance during the Performance Period above the High Water Mark. Solomon JFZ sets the highwater marks to protect investors from paying a fee for poor performance, and from paying a fee repeatedly every time the fund earns a profit. It designs both hard lock-up period up to 6 months (tailored for a specific Segregated Portfolio) and soft lock-up period from 6-12 months (applied to all Segregated Portfolios) to make sure fairness and smooth funds operation.

For redemption matters, Solomon JFZ also sets the minimum holding of $100,000 and minimum redemption amount of $100,000. Redemption fees ranging from 1%-5% based on Redemption proceeds may be charged if the investors require an unscheduled redemption, since substantial redemption by investors in the Fund could require the Fund to liquidate its positions more rapidly than otherwise desired in order to raise the cash necessary to fund those redemptions. The Fund may find it difficult to liquidate its positions on favorable terms in such a situation, possibly reducing the value of the Fund’s assets and/or disrupting the investment strategies.

Wealth Management Services

Solomon Wealth generates revenue through wealth management fee assessed by private wealth managers. Private wealth managers offer a range of financial services tailored to the specific needs and goals of our clients, and assess fee by three different structures: (i) charge fees based on a percentage of assets under management, ranging from 1%-5% for specific AUM; (ii) charge a fixed or flat fee for their services regardless of the size of the client’s portfolio. This fee structure can be beneficial for clients with larger portfolios, annual fee ranges from $100,000 to $200,000; and (iii) charge wrap fee that bundle various services into a single, all-inclusive fee, which cover investment management, financial planning, and other services. The tailor-made wrap fee ranges from $100,000 to $500,000.

Virtual Assets Services

Virtual Assets business charges trading fee, virtual assets spot ETF creation and redemption fee, as well as financing fee and ETF lending and borrowing fee. The virtual assets trading fee is charged as a commission of 0.2% of trading value; ETF lending and borrowing charges 1% of lending value; financing fee is charged as USD: 10.375% p.a. of loan value; and the ETF creation and redemption fee is charged as following:

		Individual/Corporate		Financial Institution
	USD	Creation	Redemption	Creation	Redemption
Tier 1	-	1.000%	0.250%	0.050%	0.050%
Tier 2	3,000,000.00	0.500%	0.150%	0.030%	0.030%
Tier 3	12,000,000.00	negotiable	0.150%	0.010%	0.010%

Investment Banking Services

Solomon JFZ provides investment banking services to companies relevant to the US capital market since March 2024. Financial advisory services advise its clients on compliance with the Listing Rules, the Code on takeovers, mergers and share repurchases; and advising on the disposal of securities in connection with offers or offers to transfer to the public. Solomon JFZ provides financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. The fee structure agreed with its clients varies depending on the nature of the engagement. It usually a fixed amount between 100,000 USD to 400,000 USD. The fee structure will consider factor including type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. It would consider a discount if the transaction fails to complete. There may be a success fee or commission be structured as either a fixed amount or as a percentage of a specified value it provides.

The Underwriting and private placement services covers Hong Kong and the US capital market. For financing transactions undertaken by Cambria capital or Solomon JFZ, we charge underwriting fees in connection with the Offering (i) 5.0 % up to 9.0% of the total gross proceeds of the Offering for investors introduced by the company, (ii) 3.0 % up to 4.0% of the gross proceeds of the Offering for investors sourced by the client at the closing of the Offerings; and (iii) a non-cash compensation usually consists of warrants for private placement and following on offerings.

Seasonality

Seasonality does not materially affect HK Subsidiaries’ business or operating results. Historically, HK Subsidiaries experienced fluctuations based on trading volume of our key clients. See Item 3 “Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We derived a substantial portion of revenue from a small number of key clients.” Our revenues also depend substantially on our clients’ trading volumes, which are influenced by the general trading activities of the market, see “Item 3 “Key Information-D. Risk Factors-General Risk Factors-Our business is sensitive to general economic and political conditions and other factors beyond our control, and our results of operation are prone to significant and unpredictable fluctuations.”

Customers

HK Subsidiaries’ clients are mostly Chinese investors residing in Asia as well as institutional clients in Hong Kong, Australia and New Zealand. Solomon JFZ provides securities related services to its clients who have opened trading accounts with it through the Solomon VA+ platform as well as provides investment advisory services and asset management services to high-net-worth individual clients, corporate clients, and institutional clients.

Solomon JFZ classifies those who have registered on its platform as its users and those who have opened accounts on its platform as clients. As of March 31, 2024, we had more than 15,500 clients who had opened trading accounts with Solomon JFZ and over 1,200 active clients who had assets in their trading accounts.

Solomon JFZ’s customers can open and activate trading accounts through Solomon VA+ which can be downloaded for free from iOS, Android and webpage. After filling in personal information online, Solomon JFZ’s customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

Solomon JFZ has experienced significant growth in number of customers due to its reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. From the fiscal year 2022 to fiscal year 2024, our client base increased by CAGR 0.4% from approximately 15,300 to 15,500. However, the large increase in client base did not immediately result in revenue growth due to poor equity market performance in Hong Kong and a lack of attractive IPOs in the Hong Kong stock market.

Solomon JFZ derived a substantial portion of its revenue from a small number of key clients. It had a concentration of revenues of 92%, 78% and 84% from the top five customers for the years ended March 31, 2024, 2023 and 2022, respectively. The following table outlines the concentration of each of the top five customers comparing to our total revenues:

	As of March 31,
	2024		2024	2023		2023	2022	2022
	$’000%			$’000%			$’000%
Largest customer	1,232	*	29%	1,341	*	30%	1,655	51%
2nd largest customer	1,100		26%	599		13%	567	17%
3rd largest customer	815		19%	575	*	13%	333	10%
4th largest customer	528	*	12%	500		11%	112	3%
5th largest customer	261		6%	498		11%	106	3%
Total	3,936		92%	3,513		78%	2,773	84%

*	Related parties within the same group

For the fiscal year ended March 31, 2024, Solomon JFZ’s three largest customers represented approximately 29%, 26% and 19% of its total revenue. For the fiscal year ended March 31, 2023, Solomon JFZ’s three largest customers represented approximately 30%, 13% and 13% of its total revenue. Below are the lists of Solomon JFZ’s top three largest customers for the fiscal years ended March 31, 2024 and 2023, respectively:

	Fiscal Year Ended March 31, 2024
	$’000%
Biogts Green Energy Co Limited	1,232	29%
Scienjoy Holding Corporation	1,100	26%
Solomon Capital Fund SPC	815	19%

	Fiscal Year Ended March 31, 2023
	$’000%
Biogts Green Energy Co Limited	1,341	30%
Scienjoy Holding Corporation	599	13%
Terncy Technology Limited	575	13%

We expect to serve a broad range of high-net-worth individuals, family offices, and trusts, by offering wealth management services and solutions that span traditional and virtual asset classes. We endeavor to find high net worth clients who share our vision and focus on building a strong foundation to develop high quality services. As of the date of this report, Solomon Wealth has not generated any revenue.

Notwithstanding, the early stage of client acquisition is crucial for our long-term success. We believe our efforts will lead to a solid client base and future revenue. By emphasizing quality over speed, we aim to provide excellent value to our clients and gain a strong position in the private wealth management sector. We are optimistic about Solomon Wealth’s future and its role in Solowin’s growth strategy.

Marketing

HK Subsidiaries cultivate and strengthen their relationships with users through online, offline, and promotional activities. Solowin’s subsidiaries do external marketing and promotional campaigns on its electronic platform such as WeChat Official Account Platform. In addition, our customer base is expanded by referrals from Solowin’s subsidiaries’ business partners for services such as IPO underwriting and group account formation. To be specific, Solowin subsidiaries’ marketing activities are listed below:

(i)	Direct channel. In executing our direct marketing strategy, Solowin’s subsidiaries would employ a combination of traditional marketing campaigns, such as online and offline advertising, promotion on its app, optimizing Internet search results, high quality marketing and promotion news, and participation in industry trade exhibitions, for the intention to increase its brand awareness and brand recognition.

(ii)	Indirect channel. Solowin’s subsidiaries would establish partnerships with financial services companies and take advantage of its agent management platform, including key opinion leader (KOL) partnerships and introducing brokers as well as individual analysts. These companies and brokers can provide their existing customers with securities trading services through Solomon JFZ’s channel.

(iii)	Internal cycle from Solowin’s subsidiaries’ business ecosystem. Solowin subsidiaries’ Corporate Finance financial advisory service and Private Wealth Management as the “source” of brand promotion and the associated end-clients, such as individual retail clients, professional investors and institutional investors are the “result.”

Research and Development

Currently, our research and development team is comprised of four internal R&D product officers, in charge of user experience products development. Their responsibilities include back-end development, front-end development API and Fix connection development of the trading system including retail and institutional solutions, user interface development, testing and maintenance. We believe that the R&D team has substantial experience in software product development, architecture design and trading solutions of our digital platforms to meet our current needs. To improve the user experience, Solomon JFZ has issued over 20 versions of trading platform upgrades and over 8 upgrades of its dealing control systems, as well as high frequency trading, Algo trading and market making solutions for institutions.

Our research and development efforts are an essential part of HK Subsidiaries’ operations and the core strength in maintaining its competitive position. All of our patents and software copyrights are researched in-house by Solomon JFZ’s research and development team. For the years ended March 31, 2024, 2023 and 2022, we invested approximately $0.4 million, $0.31 million, $0.57 million, or 21%, 22%, 52% of our general and administrative expenses in research and development, respectively, to improve our technology infrastructure, optimize product offerings and enhance supply chain capabilities. Such decrease was mainly due to the slow development of trading activities in Hong Kong stock market, and we have already established a well-developed all in one trading system, which offers our clients easy and seamless trading opportunities worldwide.

Competition

Solomon JFZ operates in the Hong Kong online securities brokerage market that is rapidly evolving, fragmented, and competitive. It currently faces fierce competition from other online brokerage platforms, other investment and trading platforms as well as traditional brokerage and financial institutions. Our competitors may compete with us in a variety of ways, including (i) providing services that are similar to, or more attractive to clients than ours; (ii) providing products and services we do not offer; (iii) offering more aggressive rebates to gain market share and to promote other businesses; (iv) adapting at a faster rate to market conditions, new technologies and clients’ demands; (v) offering better, faster and more reliable technology; (vi) broadening their client base more cost effectively or faster and (vii) marketing, promoting and providing their services more effectively. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors.

We seek to differentiate ourselves from competitors through offering of friendly interface and smooth transaction experience to clients, which would significantly reduce our clients’ costs without compromising our clients’ needs. With Solomon JFZ’s exceptional products and services, loyal customer base, and data-driven approach, we believe we will continue to efficiently scale and generate strong returns.

Growth Strategies

It is anticipated that the demand for online brokerage services among Chinese investors’ markets would continue to rise due to the increasing desire for a globally diversified asset allocation and better functionality of online brokers. Our objective is for Solomon JFZ to establish a dominant position in the Hong Kong securities brokerage industry and to capitalize on the industry’s growth potential. We target to expand our customer base, boost our trading volume, provide our customers with access to more equities and derivative products around the globe on a 24/7 basis, and improve our technology and social networking capabilities via Solomon VA+, Solomon JFZ’s user-friendly, consumer-focused platform. In addition, we want to consolidate Solomon JFZ’s current market position in Hong Kong, bolster its competitive edge, and increase its corporate consultancy services for institutional clients, such as listed firms or potential clients eligible for listing. Through these strategies, we believe that Solomon JFZ is able to offer our retail clients a greater variety of IPO placing and underwriting services. In addition, to help clients diversify their portfolios, Solomon JFZ provides investment advisory and asset management services to help them achieve their long-term investment return and global diversification goals. We intend to execute the following strategies in order to attain these objectives.

●

Grow our client base and enhance our brand through regulated and compliant solutions. We distinguish ourselves trough licensed platform for secure and compliant access to traditional assets and virtual assets investment. We are fully compliant with regulatory requirements and committed to the highest standards of security. Our subsidiaries have received from Hong Kong authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted by them in Hong Kong, and no permission or approval has been denied.

●	Strengthen technological infrastructure. We anticipate developing Solomon JFZ’s technological infrastructure and integrating the trading systems of other brokers via Application Programming Interface (API). With an improved technology infrastructure, Solomon JFZ can provide customized Business-to-Business (B2B) solutions to different institutional clients. We plan to transform Solomon JFZ to specialize in the agency brokerage, wealth management, private client, and retail brokerage divisions of regulated brokers in AML-compliant nations, such as the United Kingdom, New Zealand, and Australia. To provide our users with the most user-friendly interface and seamless transaction experience, we aim to optimize Solomon JFZ’s trading system, increase system concurrent accesses, improve the system’s stability and security, and increase the speed in execution & order matching.

●	Attract and build strong team of key talent. We believe that our employees are critical to our continued growth. Solomon JFZ aspires to be a full-service financial services provider, so it is important that we have a team of experts in the field of securities dealing, corporate finance, investment advisory, and asset management. Solomon Wealth aims to be a high-performance wealth management advisor, and a team of experienced professionals is essential to establishing and growing its wealth management services. We strive to attract and retain skilled individuals with management, financial, sales, marketing, and technological experience by offering competitive compensation packages that include, but are not limited to, an equity incentive plan.

●	Enlarge our market share by expanding our product offering. We strive to provide comprehensive brokerage and value-added services to our customers across a broad product spectrum from traditional to virtual assets. Solomon JFZ targets to apply for the Type 2 license – Dealing in Futures Contracts with the HKSFC. Once it obtains the Type 2 license, Solomon JFZ’s Solomon VA+ platform will be able to provide future contracts trading services for users. Also, we target to provide virtual asset management services by upgrading our current Type 9 license.

●	Leverage our competitive edge by strength our strategic partnerships. Our creative collaborating with valuable partners offered great potential to showcase our unique advantage. The strategic partnerships allow the company tap into a wider pool of potential customers who are already primed to appreciate the value our competitive edge. Partners with brands clients trusted has increasing our brand awareness among an ideal audience that help the trust extends to the company as well. In the first half of 2024, the company has forged strategic alliances with prominent financial institutions. By collaborating with industry leading players such as OSL, MaiCapital, China AMC and Harvest Global etc, has underscores our commitment to offering more regulated and high-quality comprehensive products to our clients.

Intellectual Property

Intellectual property and proprietary rights are critical to the success of our business. We rely on a combination of patent, copyright, trademark, and trade secret laws in Hong Kong and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand.

The following provide the details of the registered trademarks that Solomon JFZ currently has in the Hong Kong SAR:

Application #	Goods/Services	Mark	Country	Approval Date	Registration Date	Expiration date
305215211	Class No: 36	logo	China	September 11, 2020	March 11, 2020	March 10, 2030
305717061	Class No: 9, 35, 36, 42	logo	China	January 4, 2022	August 13, 2021	August 12, 2031
306185430	Class No. 36	logo	China	July 21, 2023	March 7, 2023	March 6, 2033
306185421	Class No. 36	logo	China	July 21, 2023	March 7, 2023	March 6, 2033
306185412	Class No. 36	logo	China	July 21, 2023	March 7, 2023	March 6, 2033

Regulation

Currently, substantially all of our business operations are conducted in Hong Kong through HK Subsidiaries. This section sets forth a summary of the most significant rules and regulations that affect HK Subsidiaries’ business activities in Hong Kong.

Licensing And Registration Under The SFO Administered By The HKSFC

The HKSFC is an independent statutory body set up in 1989 to regulate Hong Kong’s securities and futures markets. It operates independently of the Government of Hong Kong, and is funded mainly by transaction levies and licensing fees.

The HKSFC derives its investigative, remedial and disciplinary powers from the SFO and the subsidiary legislations thereunder. The SFO, in particular, vested the HKSFC with multiple roles and sets out its regulatory objectives, including:

(i)	to maintain and promote the fairness, efficiency, competitiveness, transparency and orderliness of the securities and futures industry;

(ii)	to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

(iii)	to provide protection for members of the public investing in or holding financial products;

(iv)	to minimize crime and misconduct in the securities and futures industry;

(v)	to reduce systemic risks in the securities and futures industry; and

(vi)	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate steps in relation to the securities and futures industry.

The HKSFC is one of the four financial regulators in Hong Kong charged with oversight of finance and investing, but it is the only Hong Kong financial regulator that is given the mandate to educate the investing public.

Following the enactment of the Securities and Futures (Amendment) Ordinance 2012, the Investor Education Centre (now known as the Investor and Financial Education Council) was formed as a HKSFC subsidiary to educate the public on a broad range of retail financial products and services.

Licensing regime under the SFO

Under the SFO, any person who carries on a business in a regulated activity or holds itself out as carrying on a business in a regulated activity must be licensed under the relevant provisions of the SFO to carry on that regulated activity, unless any exemption under the SFO applies. This applies to a corporation carrying on a business in a regulated activity and to any individuals acting on behalf of that corporation in carrying on such activities, as further described below. It is an offense for a person to conduct any regulated activity without the appropriate license issued by the HKSFC.

Further, if a person (whether by itself or another person on his behalf, and whether in Hong Kong or from a place outside of Hong Kong) actively markets to the public in Hong Kong any services that it provides and such services, if provided in Hong Kong, would constitute a regulated activity, then that person is also subject to the licensing requirements under the SFO.

Types of regulated activities

Schedule 5 to the SFO stipulates 10 types of regulated activities, namely:

Type 1: Dealing in securities

Type 2: Dealing in futures contracts

Type 3: Leveraged foreign exchange trading

Type 4: Advising on securities

Type 5: Advising on futures contracts

Type 6: Advising on corporate finance

Type 7: Providing automated trading services

Type 8: Securities margin financing

Type 9: Asset management

Type 10: Providing credit rating services

Licensed corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong and the licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated business as detailed in the business plan submitted to the HKSFC.

Responsible Officers

In order for a licensed corporation to carry on any of the regulated activities, it must appoint no less than two responsible officers (the “Responsible Officers”) for each regulated activity conducted by a licensed corporation, at least one of whom must be an executive director, to supervise each regulated activity. The same individual could apply to be a Responsible Officer for more than one regulated activity simultaneously, provided that he/she meets the fit and proper (including competence) requirements for the regulated activity concerned, and can demonstrate that there is no conflict of interest if he/she carries on the regulated activities concurrently.

An “executive director” of a licensed corporation is defined under the SFO as a director of the corporation who (a) actively participates in or (b) is responsible for directly supervising, the business of a regulated activity or activities for which the corporation is licensed. Every executive director of the licensed corporation who is an individual must apply to the HKSFC to be approved as a responsible officer of such licensed corporation in relation to the regulated activities.

During the period from July 10, 2022 to January 12, 2023, Solomon JFZ had only one Responsible Officer to carry out Type 9 (asset management) regulated activities, namely, Mr. Wai Kin Leung who is not an executive director of Solomon JFZ. On November 16, 2022, Solomon JFZ submitted an application to register Mr. Ling Ngai Lok, an executive director of Solomon JFZ, as an additional Responsible Officer to carry out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities. On November 30, 2022, HKSFC accepted the application and Solomon JFZ paid HKSFC the requisite registration fees on December 6, 2022. On January 12, 2023, HKSFC approved our application. As of the date of this report, we have four Responsible Officers to carry out Type 1 regulated activities, three Responsible Officers to carry Type 4 regulated activities, two Responsible Officers to carry out Type 6 regulated activities and two Responsible Officers to carry out Type 9 regulated activities. Among the Responsible Officers carrying out each above type of regulated activities, we have at least one executive director. As a result, we are currently in full compliance with the HKSFC requirements on this matter.

Sponsors and compliance advisers

A sponsor is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity and permitted under its license or certificate of registration to undertake work as a sponsor in respect of an application for the listing of any securities on a recognized stock market under the GEM Listing Rules or the Listing Rules (as the case may be).

A compliance adviser is a licensed corporation or registered institution licensed or registered under the SFO for Type 6 (advising on corporate finance) regulated activity, that is permitted under its license or certificate of registration to undertake work as a sponsor to act as a compliance adviser under the GEM Listing Rules or the Listing Rules (as the case may be). The main role of a compliance adviser is to ensure that the listed company is properly guided and advised as to compliance with the GEM Listing Rules or the Listing Rules (as the case may be) and all other applicable rules, laws, codes and guidelines. Only firms eligible to act as sponsors are eligible to act as compliance advisers.

Under the sponsor regime established in January 2007, in order to act as a sponsor, apart from holding a Type 6 (advising on corporate finance) license, an application for sponsor license should be submitted to the HKSFC to demonstrate that it can meet the eligibility criteria pursuant to the “Additional competence requirements for corporations and individuals engaging in sponsor and compliance adviser work” set out in Appendix A to the Guidelines on Competence published by the HKSFC (“Sponsor Guidelines”). In considering the sponsor license application, the HKSFC will take into account the competency of the firm to act as a sponsor, based on the criteria set out in the Sponsor Guidelines, and will also consider more generally the firm’s fitness and properness as a corporate finance advisory firm under the Fit and Proper Guidelines published by the HKSFC.

Effective from October 1, 2013, the enhanced regulations on IPO sponsors and the key obligations of IPO sponsors have been consolidated in paragraph 17 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong (“Code of Conduct”). The key requirements for a sponsor under the new sponsor regime are as follows:

●	to advise and guide a listing applicant in preparation for a listing;

●	to take reasonable due diligence steps in respect of a listing application;

●	to take reasonable steps to ensure that true, accurate and complete disclosure about a listing applicant is made to the public;

●	to deal with the regulators in a truthful, cooperative and prompt manner;

●	to maintain proper books and records that are sufficient to demonstrate its compliance with the Code of Conduct;

●	to maintain sufficient resources and effective systems and controls for proper implementation and adequate management oversight of the sponsor work;

●	to act as the overall manager of a public offer to ensure that the public offer is conducted in a fair and orderly manner; and

●	to take reasonable steps to ensure analysts do not receive material information not disclosed in the listing document.

In addition, pursuant to Appendix 28 of the Listing Rules in relation to transition arrangements for eligible issuer (as defined in Rule 9A.01A of the Listing Rules) (“Eligible Issuer’”), an Eligible Issuer must appoint a sponsor to conduct due diligence in connection with the transfer of its listing from GEM to the Main Board during the transitional period of three years from February 15, 2018 to February 14, 2021.

The Listing Rules, the GEM Listing Rules, the Sponsor Guidelines and the Corporate Finance Advisor Code of Conduct published by the HKSFC regulate sponsor’s obligations and responsibilities. The intermediary and its management (includes a sponsor’s board of directors, managing director, chief executive officer, responsible officers, executive officers and other senior management personnel) shall be responsible for ensuring that the firm satisfies all specific and ongoing eligibility criteria of the Sponsor Guidelines and paragraph 17 of the Code of Conduct, as well as complies with all other relevant codes, guidelines and regulations prescribed by the HKSFC.

In order to maintain the eligibility as sponsor, a sponsor should have at least two sponsor principals, who should be engaged by the sponsor for the purpose of conducting sponsor-related work on a full-time basis, at all times to discharge its role in supervising the transaction team. The GEM Listing Rules or the Listing Rules (as the case may be) require an issuer to appoint a compliance adviser during an initial period after being admitted to listing and the compliance adviser’s core role is to assist the issuer to comply with certain obligations under the Listing Rules or GEM Listing Rules (as the case may be) during such a period.

Solomon JFZ, a Hong Kong subsidiary of Solowin, is granted a license by the HKSFC in January 2017 to carry out Type 1 (dealing in securities) regulated activities; is granted a license by the HKSFC in October 2019 to carry out Type 4 (advising on securities) regulated activities; is granted a license by the HKSFC in May 2021 to carry out Type 6 (advising on corporate finance) regulated activities but not admitted as a sponsor; and is granted a license by the HKSFC in October 2019 to carry out Type 9 (asset management) regulated activities.

Key ongoing obligations

Remaining fit and proper

Licensed corporations, licensed representatives, Responsible Officers and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the HKSFC.

Section 116(3) of the SFO provides that the HKSFC shall refuse to grant a license to carry on a regulated activity unless the applicant for license satisfies the HKSFC that, inter alia, the applicant is a fit and proper person to be licensed for the regulated activity. The applicant must remain fit and proper at all times after the grant of such licenses by the HKSFC. In simple terms, a fit and proper person means one who is financially sound, competent, honest, reputable and reliable. Pursuant to section 129(1) of the SFO, in considering whether a person, an individual, corporation or institution, is fit and proper for the purpose of licensing or registration, the HKSFC shall, in addition to any other matter that the HKSFC may consider relevant, have regard to the following:

(a)	the financial status or solvency;

(b)	the educational or other qualifications or experience having regard to the nature of the functions to be performed;

(c)	the ability to carry on the regulated activity competently, honestly and fairly; and

(d)	the reputation, character, reliability and financial integrity.

of the applicant and other relevant persons as appropriate. The above fit and proper criteria serve as the fundamental basis when the HKSFC considers each license or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence published by the HKSFC.

Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the Securities and Futures (Financial Resources) Rules (Cap. 571N of the laws of Hong Kong) (the “FRR”).

The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain for Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management) regulated activities:

Regulated activity	Minimum paid-up share capital	Minimum liquid capital
Type 1 (dealing in securities)
(a) in the case where the corporation is an approved introducing agent or a trader	Not applicable	HK$500,000
(b) in the case where the corporation provides securities margin financing	HK$10,000,000	HK$3,000,000
(c) in any other case	HK$5,000,000	HK$3,000,000

Type 4 (advising on securities)
(a) In the case where in relation to Type 4 (advising on securities) regulated activity, the corporation is subject to the licensing condition that it shall not hold client assets	Not applicable	HK$100,000
(b) In any other case	HK$5,000,000	HK$3,000,000
Type 6 (advising on corporate finance)
(a) In the case where in relation to Type 6 (advising on corporate finance) regulated activity, the corporation acts as a sponsor - hold client assets - not hold client assets	HK$10,000,000 HK$10,000,000	HK$3,000,000 HK$100,000
(b) In the case where in relation to Type 6 (advising on corporate finance) regulated activity, the corporation does not act as a sponsor - hold client assets - not hold client assets	HK$5,000,000 Not applicable	HK$3,000,000 HK$100,000
Type 9 (asset management)
(a) In the case where in relation to Type 9 (asset management) regulated activity, the corporation is subject to the licensing condition that it shall not hold client assets	Not applicable	HK$100,000
(b) In any other case	HK$5,000,000	HK$3,000,000

Pursuant to the FRR, if the licensed corporation is licensed for more than one regulated activity, the minimum paid-up share capital and liquid capital that the corporation should maintain shall be the highest amount required among those regulated activities.

Solomon JFZ is required to have a minimum paid-up share capital of HK$10,000,000 and to maintain a minimum liquid capital of HK$3,000,000. Solomon JFZ maintains capital levels greater than the above minimum capital requirements and is in compliance with these HKSFC rules.

Notification to the HKSFC of certain events and changes

Pursuant to sections 123 and 135 of the SFO and the Securities and Futures (Licensing and Registration) (Information) Rules (Chapter 571S of the Laws of Hong Kong), licensed corporations, licensed individuals and registered institutions are required to notify the HKSFC within the specified time limit of certain events and changes in their particulars, which include, inter alia, any intended cessation to carry on any regulated activity for which he/she/it is licensed, any intended change of address at which it proposes to carry on the regulated activity for which it is licensed and any cessation to be a director of a licensed corporation.

Submission of audited accounts

Section 156(1) of the SFO provides that licensed corporations and associated entities of intermediaries (except those which are authorized financial institutions) shall submit their audited accounts and other required documents within four months after the end of each financial year. If a licensed corporation ceases carrying on all of the regulated activities for which it is licensed, it should submit to the HKSFC its audited accounts and other required documents, made up to the date of cessation, not later than four months after the date of the cessation. The same requirement applies to an associated entity (which is not an authorized financial institution) of an intermediary upon its ceasing to be an associated entity of the intermediary under section 156(2) of the SFO.

Submission of financial resources returns

Licensed corporations are required to submit monthly financial resources returns to the HKSFC. However, pursuant to section 56 of the FRR, corporations that are licensed only for Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance), Type 9 (asset management) and/or Type 10 (providing credit rating services) regulated activities and whose licenses are subject to the condition that they shall not hold client assets, are only required to submit semi-annual financial resources returns.

Payment of annual fees

Sections 138(1) and (2) of the SFO provide that each licensed person or registered institution shall pay an annual fee to the HKSFC within one month after each anniversary date of his/her/its license or registration. Failure to make full payment of the annual fee before the due date will attract a surcharge on the outstanding amount and possible suspension and revocation of a license or registration under sections 138(3), 195(4)(a) and 195(6) of the SFO.

Pursuant to circulars published by the HKSFC on March 24, 2016 and March 15, 2018, the HKSFC waived the obligation of all licensed corporations, registered institutions, responsible officers and representatives to pay the annual licensing fees that would otherwise be payable by them during the period from April 1, 2016 to March 31, 2019.

Pursuant to a circular published by the HKSFC on March 25, 2019, the HKSFC decided to resume the collection of annual licensing fees at a concession rate from April 1, 2019 to March 31, 2021. However, announced by the HKSFC in December 4, 2019 and pursuant to a circular published by the HKSFC on March 30, 2020, the HKSFC waived the annual licensing fees for the period from April 1, 2020 to March 31, 2021.

Pursuant to circulars published by the HKSFC on March 19, 2021 and March 25, 2022, the HKSFC decided to waive the annual licensing fees of all intermediaries and licensed individuals incurred during the period from April 1, 2021 to March 31, 2022 and April 1, 2022 to March 31, 2023 respectively.

Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the HKSFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

Continuous professional training (“CPT”)

Licensed corporations and registered institutions are primarily responsible for designing and implementing a continuous education program best suited to the training needs of the Licensed Representatives or relevant individuals they engage.

The HKSFC has issued in January 2022 the revised Guidelines on Continuous Professional Training pursuant to section 399 of the SFO. Licensed representatives and relevant individuals of registered institutions are required to complete ten CPT hours per calendar year regardless of the number and type of regulated activities which they may engage in. Responsible Officers or executive officers are required to complete twelve CPT hours including two CPT hours on regulatory compliance. Further, at least five CPT hours per calendar year attended by an individual should be on topics directly relevant to the regulated activities for which he or she is licensed at the time the CPT hours are undertaken and not less than two CPT hours on topics relating to ethics or compliance per calendar year. Failure to comply with the guidelines on CPT may reflect adversely on the fitness and properness of a person to continue to carry on the regulated activity.

Obligation for substantial shareholders

Under section 132 of the SFO, a person (including a corporation) has to apply for the HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the SFO. A person who has become aware that he/she/it has become a substantial shareholder of a licensed corporation without the HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he/she/it becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

Variation of regulated activity specified in license or certificate of registration

Under section 127(1) of the SFO, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC to vary the regulated activity specified in its license or certificate of registration. Prior approval would also need to be obtained from the HKSFC in cases such as addition or reduction of regulated activity, modification or waiver of licensing conditions and change of financial year end.

Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

Maintenance of insurance against specified risks

Under section 116(3)(c)(ii) of the SFO, corporations that are licensed to carry on certain regulated activities are required, as a condition of their licenses, to take out and maintain insurance in the manner prescribed by the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong). In particular, before or at such time when the corporation becomes a Stock Exchange Participant and is licensed for Type 1 (dealing in securities) regulated activity, it should take out the required insurance under the relevant approved master policy for an insured amount of no less than HK$15,000,000 for the specified risks.

Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation:

●	payment of the prescribed fees to the HKSFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

●	keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

●	exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

●	compliance with business conduct requirements under the Code of Conduct, the Internal Control Guidelines and other applicable codes and guidelines issued by the HKSFC.

Anti-Money Laundering and Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Anti-Money Laundering Guideline.

In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i) the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”).

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO.

(ii) the Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong) (“DTROP”)

It is an offence under the DTROP if a person deals with any property knowing or having reasonable grounds to believe it to represent the proceeds of drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) represents the proceeds of drug trafficking or is intended to be used or was used in connection with drug trafficking. Failure to make such disclosure constitutes an offence under the DTROP.

(iii) the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) (“OSCO”)

The OSCO empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the courts jurisdiction to confiscate the proceeds of organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

(iv) the United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong) (“UNATMO”)

The UNATMO provides that it would be a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

(v) the United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (“UNSO”)

The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. As of the date of this report, there were more than 80 subsidiary legislations made under this ordinance relating to around 21 jurisdictions, including but not limited to Liberia, Libya, Afghanistan, Eritrea and the Democratic Republic of the Congo. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the above jurisdictions.

(vi) the Weapons of Mass Destruction (Control of Provision of Services) Ordinance (Chapter 526 of the Laws of Hong Kong) (“WMDO”)

The WMDO provides that it is a criminal offence for a person to provide services to another person where the first-mentioned person believes or suspects, on reasonable grounds, that the services will or may assist the development, production, acquisition or stockpiling of weapons of mass destruction. The provision of services for the purposes of the WMDO covers a wide range of activities. The WMDO also provides for the criminal liability of the director, manager, secretary or other similar officer of a body corporate for offences committed by the body corporate with the consent and connivance of such officials.

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counterfinancing of terrorism statutory and regulatory requirements, and the anti-money laundering and counterfinancing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

Supervision by the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, as well as to assess and monitor the financial soundness of intermediaries.

Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	revocation or suspension of the approval granted to a responsible officer;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from applying to be licensed or registered or to be approved as a responsible officer, executive director or relevant individual;

●	prohibition of a regulated person from, among others, applying to be licensed, registered or approved as a responsible officer in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

Takeovers And Mergers

Financial advisers and independent financial advisers licensed by the HKSFC may act for Hong Kong listed issuers as regards transactions principally involving the Listing Rules, the GEM Listing Rules and the Takeovers Code.

In Hong Kong, any takeover, merger, privatization and share repurchase activities affecting public companies are regulated by the Takeovers Code which is issued by the HKSFC in consultation with the Takeovers and Mergers Panel. The primary purpose of the Takeovers Code is to afford fair treatment for shareholders who are affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Code seeks to achieve fair treatment by requiring equality of treatment of shareholders, mandating disclosure of timely and adequate information to enable shareholders to make an informed decision as to the merits of an offer and ensuring that there is a fair and informed market in the shares of companies affected by takeovers, mergers, privatizations and share buy-backs. The Takeovers Code also provides an orderly framework within which takeovers, mergers, privatizations and share buy-backs activities are to be conducted.

In addition, any other persons who issue circulars or advertisements to shareholders in connection with takeovers, mergers, privatizations and share buy-backs must observe the highest standards of care and consult with the Executive Director of the Corporate Finance Division of the HKSFC or any delegate thereof (the “Executive”) prior to the release thereof.

The roles and responsibilities of financial advisers and other professional advisers are of particular importance given the non-statutory nature of the Takeovers Code, and it is part of their responsibilities to use all reasonable efforts, subject to any relevant requirements of professional conduct, to ensure that their customers understand, and abide by, the requirements of the Takeovers Code, and to co-operate to that end by responding to inquiries from the Executive or any delegate thereof, the Takeovers and Mergers Panel or the Takeovers Appeal Committee.

The Stock Exchange

Apart from the HKSFC, the Stock Exchange also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. The Stock Exchange is a recognized exchange controller under the SFO. It owns and operates the only stock exchange and futures exchange in Hong Kong, namely the Stock Exchange and Hong Kong Futures Exchange Limited, and their related clearing houses. The duty of the Stock Exchange is to ensure orderly and fair markets and that risks are managed prudently, and shall act in the interest of the public and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, the Stock Exchange (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services.

C. Organizational Structure

See “A. History and Development of the Company-Corporate Structure” above for details of our current organizational structure.

D. Property, Plant and Equipment

Our corporate headquarters are located at Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. Solomon JFZ entered into an office tenancy agreement with Wide Harvest Investment Limited on December 20, 2022, pursuant to which Solomon JFZ leased the premises that our corporate headquarters are currently located at for a term of two years, from November 2, 2022 until November 1, 2024. Solomon JFZ agreed to pay the landlord a monthly rent in an amount of HK$107,580 (approximately $13,800).

Our wealth management center is located at Unit Nos.8505B-8506A of Level 85, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. Solowin entered into an office tenancy agreement with Sun Hung Kai Real Estate (Sales and Leasing) Agency Limited, agent for the landlord, “City Lion Investment Limited” on January 12, 2024, pursuant to which Solowin leased the premises as office for a term of two years, from January 12, 2024 until January 11, 2026. Solowin agreed to pay the landlord a monthly rent in an amount of HK$376,575 (approximately $48,278).

The following table summarizes the information of the real property leased by the Company:

Location	Type of Right	Area	Usage	Term
Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	Lease	Land use right area 3,586 sf/property area 3,586 sf	Other commercial service land/office space	Land use right ends November 1, 2024
Unit Nos.8505B-8506A of Level 85, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong	Lease	Land use right area5,021 sf./property area 5, 021 sf.	Other commercial service land/office space	Land use right ends January 11, 2026

Each of the tenancy agreements was duly stamped and registered at the Land Registry of Hong Kong. No legal title will be transferred to us at the end of the lease period. We intent to renew the lease upon its expiration. We believe the above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes-Forward-looking Information.”

A. Operating Results

Overview

Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. As a holding company with no material operations of its own, Solowin currently conducts its operations primarily through its wholly owned subsidiaries, Solomon JFZ and Solomon Wealth, each a limited liability corporation incorporated in Hong Kong. See Item 4 “Information on the Company-History and Development of the Company-Our Corporate History and Structure” above for more information of our corporate structure. Our total revenue was $4,291,000 for the fiscal year ended March 31, 2024, representing a decrease of $162,000, or 4% from $4,453,000 for the fiscal year ended March 31, 2023. The decrease in revenue was mainly driven by the decrease of revenue from corporate consultancy services. We recorded loss from operations of $4,433,000 for the fiscal year ended March 31, 2024, compared to income from operations of $1,288,000 for the fiscal year ended March 31, 2023, a decrease of $5,721,000 or 444%.

Solomon JFZ, one of our HK Subsidiaries, is one of the few Chinese investor-focused, versatile securities brokerage companies in Hong Kong and it offers a wide spectrum of products and services, spanning from traditional assets to virtual assets through its advanced and secured one-stop electronic platform. Solomon JFZ currently is primarily engaged in providing (i) securities related services, (ii) investment advisory services, (iii) corporate consultancy services and (iv) asset management services to customers. It is licensed with the HKSFC and a participant of the Hong Kong Stock Exchange to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management). Solomon JFZ strictly follows the requirements of the HKSFC for internal regulation and risk control to maximize the safety of investors’ assets. It provides online account opening and trading services via its Front Trading and Back-office Clearing systems, in conjunction with Solomon VA+ (formerly known as “Solomon Pro”) – a highly integrated application accessible via any mobile device, tablet, or desktop, all of which are licensed from third parties. With strong financial and technical capabilities, Solomon JFZ has been providing brokerage services to global Chinese investors residing both inside and outside the PRC and institutional investors in Hong Kong and has been recognized and appreciated by users and industry professionals.

Solomon JFZ’s trading platform allows investors to trade over 10,000 listed securities and their derivative products listed on the Hong Kong Stock Exchange (HKSE), New York Stock Exchange (NYSE), Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. In addition, it provides Hong Kong IPO underwriting, Hong Kong IPO Public Offer application and International Placing subscription, Hong Kong IPO margin financing services, Hong Kong Pre-IPO securities trading and US IPO subscription. Hong Kong IPO margin financing services refer to loans offered by a licensed financial institution to clients for the purpose of purchasing securities in an IPO before the issuers are listed on the Hong Kong Stock Exchange. The loan, commonly referred to as an IPO loan, enables clients to invest more than the required deposit of 5% or 10% of funds. The loan, which is short-term and interest-bearing, typically covers 90% or 95% of the investment amount and is repaid right after the allotment result release. Once the investor is allotted shares costing over the required deposit and a part of loan is used for the shares, the shares can be sold and the proceeds are utilized to repay the loan of the financial institution, with any remaining balance going to the investor. Our customers may also use Solomon JFZ’s platforms to trade various listed financial products, such as ETFs, Warrants and Callable Bull/Bear Contracts. Besides securities related service, Solomon JFZ also offers asset management services as an investment manager. Our High-Net-Worth customers may also subscribe to private fund products through Solomon JFZ.

Our clients are mostly Chinese investors residing in Asia as well as institutional clients in Hong Kong, Australia and New Zealand. We classify those who have registered on Solomon JFZ’s platform as users and the users who have opened accounts on Solomon JFZ’s platform as clients. As of March 31, 2024, we had more than 15,500 clients who had opened trading accounts with Solomon JFZ and over 1,200 active clients who had assets in their trading accounts.

As of March 31, 2024, Solomon JFZ’s operations mainly consisted of four business segments: (i) securities related services, (ii) investment advisory services, (iii) corporate consultancy services and (iv) asset management services to customers.  The following summary describes the products and services offered in each of the reportable segments:

●	Securities Related Services. We always believe that our clients deserve a more convenient and reliable way to invest and manage their money, and Solomon JFZ uses advanced Internet technology to provide investors with faster brokerage services. Solomon JFZ provides securities related services through Solomon VA+. Its professional securities brokerage network offers the clients access to multiple stock exchanges, including the HKSE, NYSE, Nasdaq, Shanghai Stock Exchange and Shenzhen Stock Exchange. It provides HKSE securities trading, IPO subscription and placement services, bond trading, fund subscription, equity custodian and agent services, investment immigrant account management services, enterprise employee shareholding exercise services, professional investment research services, and instant quotation service. Solomon JFZ charges brokerage commission fees to clients for trades made using its trading platform based on the transaction amount, subject to a minimum charge per transaction. To better serve the individual needs of the clients, Solomon JFZ may vary the commissions it charges based on the types of products or services, eligibility for discounts and other factors. For fund subscription, it charges clients with the fund subscription fee based on the subscription amount. Solomon JFZ also offers stock custodian and nominee services to the clients as ancillary services to securities related services. For the fiscal years ended March 31, 2024, 2023 and 2022, the securities related services segment accounted for 10%, 14% and 68% of our consolidated revenues, respectively.

●	Investment Advisory Services. Solomon JFZ provides timely, accurate and valuable investment solutions advisory services for our clients, through a team consisting of financial analysts, experienced financial advisors and investment managers. It provides investment advice to our clients based on their financial needs and risk appetite, and Solomon JFZ charges them an investment advisory fee based on a percentage of the AUM. For the fiscal years ended March 31, 2024, 2023 and 2022, the investment advisory services segment accounted for 67%, 56% and 22% of our consolidated revenues, respectively.

●	Corporate Consultancy Services. Solomon JFZ possesses the licenses issued by HKSFC to carry out regulated activities under Type 6 Advising on Corporate Finance. Type 6 license allows brokers to conduct activities relating to (i) acting as a sponsor of a listing applicant in an initial public offering; (ii) advising on the code on takeovers and mergers and share repurchases; and (iii) advising listed companies on the HKSE Listing Rules. Although Solomon JFZ Type 6 licensing condition restricts Solomon JFZ from acting as a sponsor of a listing applicant in an initial public offering and advising on the code on takeovers and mergers and share repurchase, it can conduct businesses related to (iii) above. It provides financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. Solomon JFZ acts as financial adviser to its corporate clients advising them on the terms and structures of proposed transactions and the relevant implications and compliance matters under the HKSE Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”). In addition, it acts as independent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong. Solomon JFZ charges them advisory fees according to the type and size of the transaction, duration of the engagement, complexity of the transaction and the expected manpower requirements. For the fiscal years ended March 31, 2024, 2023 and 2022, the corporate consultancy services segment accounted for 3%, 21% and 0% of our consolidated revenues, respectively.

●	Asset Management Services. Our asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetite and to preserve and enhance the value of their assets. Solomon JFZ provides asset management services by applying different investment strategies to optimize their asset allocation. Solomon JFZ offers its own Fund products to professional investors, which are run by professional portfolio managers. It has entered into agreements with regulated financial institutions to provide services covering a broad range of products such as stocks, bonds, indexes, futures, and fund of funds. It issues and manages various fund products according to market trends and demand conditions. At this stage, Solomon JFZ focuses on developing active traditional private equity funds, such as balanced funds and equity funds, and plans to develop a more diversified product line as part of our long-term growth initiative. Solomon JFZ charges a management fee of 2% according to the AUM. In addition, it charges performance fees subject to high water marks. For the fiscal years ended March 31, 2024, 2023 and 2022, the asset management services segment accounted for 20%, 9% and 10% of our consolidated revenues, respectively.

As indicated above, we have two business segments with incomes being calculated based on AUM: investment advisory services and asset management services. Solomon JFZ provides investment solutions advisory services to our clients and charges clients with advisory service fee. The fee structures vary for clients and currently there are three fee structure types listed in the table below, which are Percentage fee based on 1%-2.5% of Client’s AUM, Flat Fees of $100,000-$500,000 per month and fee charged by Hourly Rates from $100/hour to $300/hour according to advisor’s experiences. One of them is based on AUM which refers to our client’s Asset Base for advisory solutions, not AUM managed by Solomon JFZ. For asset management services, Solomon JFZ provides such services to our clients by applying different investment strategies to optimize their asset allocations. It charges a management fee of 2% according to AUM. In addition, it charges performance fee subject to a high-water mark.

As of March 31, 2024, Solomon JFZ had acted as an investment manager, managing the funds: Solomon Capital SP1, Solomon Capital SP2, Blue Tulip Capital SP, Grow World LPF, Solomon Capital SP9 and Grow World II LPF which were launched in April 2021, July 2021, September 2021, November 2021, January 2022 and May 2023 respectively.

Solomon Capital SP1 focuses on HK/US IPO market investment. Solomon Capital SP2 focuses on US IPO and follow on offerings. Blue Tulip Capital SP focuses on US Stock quantitative investment. Grow World LPF focuses on Pre-IPO/IPO investment specified on biochemistry/health concepts, Solomon Capital SP9 focuses on Private Equity investment and Grow World II LPF focuses on strategic funding investment.

As of March 31, 2024, the AUM managed by Solomon JFZ is $19,018,000 in total, an increase of $4,594,000, or 32% as compared to $14,424,000 as of March 31, 2023. Such increase was primarily due to (i) the increase of Blue Tulip Capital SP, an increase of $2,028,000, or 57% from $3,553,000 as of March 31, 2023 to $5,581,000 as of March 31, 2024; (ii) the increase of Solomon Capital SP9, an increase of $1,173,000, or 21% from $5,556,000 as of March 31, 2023 to $6,729,000 as of March 31, 2024; and (iii) the AUM of Grow World II LPF of $4,421,000 which were launched during the year ended March 31, 2024.

The funds managed by Solomon JFZ grow faster and significantly concentrated in US stock quantitative investment and private equity investments. Quantitative investment and data analysis play an important role in trading and portfolio allocation decisions. Private equity that takes into more risks for higher return are fitting for our client’s appetite. The annual growth rate of Blue Tulip Capital SP, which are focused on US Stock quantitative investment, reached 57% from March 2023 to March 2024, respectively. Private equity fund is another trend of the fund’s development. The annual growth rate of Solomon Capital SP9, which is specialized in private equity investment, reached 21% from March 2023 to March 2024.

The following chart illustrates the fast growth and development of Funds managed by Solomon JFZ in AUM:

The following table sets forth the changes in AUM for Solomon Capital SP1 as of the dates indicated below:

Solomon JFZ
AUM, as of the establishment	$-
Subscription	9,025,213
Redemption	(8,115,603)
Appreciation/(deprecation)	265,389
Fees	(160,461)
AUM, as of March 31, 2022	1,014,538
Subscription	2,875,129
Redemption	(1,057,249)
Appreciation/(deprecation)	113,335
Fees	(87,545)
AUM, as of March 31, 2023	2,858,208
Subscription	494,987
Redemption	(3,237,749)
Appreciation/(deprecation)	111,631
Fees	(95,807)
AUM, as of March 31, 2024	131,270

The following table sets forth the changes in AUM for Solomon Capital SP2 as of the dates indicated below:

Solomon JFZ
AUM, as of the establishment	$-
Subscription	1,639,882
Redemption	-
Appreciation/(deprecation)	(1,014,901)
Fees	(64,100)
AUM, as of March 31, 2022	560,881
Subscription	945,779
Redemption	(364,135)
Appreciation/(deprecation)	452,308
Fees	(188,883)
AUM, as of March 31, 2023	1,405,950
Subscription	-
Redemption	-
Appreciation/(deprecation)	767,794
Fees	(323,638)
AUM, as of March 31, 2024	1,850,106

The following table sets forth the changes in AUM for Blue Tulip Capital SP as of the dates indicated below:

Solomon JFZ
AUM, as of the establishment	$-
Subscription	3,564,300
Redemption	-
Appreciation/(deprecation)	110,340
Fees	(79,158)
AUM, as of March 31, 2022	3,595,482
Subscription	603,971
Redemption	(426,596)
Appreciation/(deprecation)	(86,370
Fees	(133,611)
AUM, as of March 31, 2023	3,552,876
Subscription	1,726,794
Redemption	(837,686)
Appreciation/(deprecation)	1,570,013
Fees	(431,527)
AUM, as of March 31, 2024	5,580,470

The following table sets forth the changes in AUM for Grow World LPF as of the dates indicated below:

Solomon JFZ
AUM, as of the establishment	$-
Subscription	1,641,000
Redemption	-
Appreciation/(deprecation)	3,513
Fees	(29,956)
AUM, as of March 31, 2022	1,614,557
Subscription	327,500
Redemption	(863,965)
Appreciation/(deprecation)	7,009
Fees	(34,232)
AUM, as of March 31, 2023	1,050,869
Subscription	-
Redemption	(720,906)
Appreciation/(deprecation)	4,794
Fees	(28,406)
AUM, as of March 31, 2024	306,351

The following table sets forth the changes in AUM for Solomon Capital SP9 as of the dates indicated below:

Solomon JFZ
AUM, as of the establishment	$-
Subscription	600,000
Redemption	-
Appreciation/(deprecation)	10,290
Fees	(15,909)
AUM, as of March 31, 2022	594,381
Subscription	4,966,491
Redemption	-
Appreciation/(deprecation)	141,513
Fees	(146,501)
AUM, as of March 31, 2023	5,555,884
Subscription	3,106,560
Redemption	(1,968,695)
Appreciation/(deprecation)	218,122
Fees	(182,856)
AUM, as of March 31, 2024	6,729,015

The following table sets forth the changes in AUM for Grow World II LPF as of the dates indicated below:

Solomon JFZ
AUM, as of the establishment	$-
Subscription	4,406,742
Redemption	-
Appreciation/(deprecation)	72,983
Fees	(59,019)
AUM, as of March 31, 2024	4,420,706

Recent Developments

On September 8, 2023, the Company closed its initial public offering of 2,000,000 Ordinary Shares at a public offering price of US$4.00 per ordinary share. The Ordinary Shares commenced trading on the Nasdaq Capital Market on September 7, 2023 under the ticker symbol “SWIN”. The Company received aggregate gross proceeds of US$8.0 million from its initial public offering, before deducting underwriting discounts and other related expenses.

On March 14, 2024, the Company announced its strategic expansion into the private wealth management business under its newly formed Hong Kong subsidiary, Solomon Wealth, which was incorporated on December 4, 2023. We expect to serve a broad range of high-net-worth individuals, family offices, and trusts, by offering wealth management services and solutions that span traditional and virtual asset classes. We are optimistic about Solomon Wealth’s future and its role in Solowin’s growth strategy. By emphasizing quality over speed, we aim to provide excellent value to our clients and gain a strong position in the private wealth management sector. We endeavor to find high net worth clients who share our vision and focus on building a strong foundation to develop high quality services. Notwithstanding, the early stage of client acquisition is crucial for our long-term success. We believe our efforts will lead to a solid client base and future revenue. As of the date of March 31, 2024, Solomon Wealth has not generated any revenue.

On March 5, 2024, Solowin entered into a membership interest purchase agreement with Cambria Capital, a Utah limited liability company and broker-dealer registered with FINRA, and Cambria Asset Management, Inc., a Nevada corporation, the sole owner of the Cambria Capital. Pursuant to the agreement, Solowin will purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000. The transaction will be completed through two closings, the first of which consists of the payment of $200,000 in exchange for an acquisition of 24.9% of Cambria Capital’s membership interests. The parties have closed the acquisition of the 24.9% interest and are working on a continuing membership application requesting approval for a change of ownership, control, or business operations to be filed with FINRA in accordance with the Rule 1017 Application. In the event that FINRA approves the Rule 1017 Application and Cambrian Capital’s application to conduct firm commitment underwritten offerings, Solowin will have the right to consummate the second closing, pursuant to which Solowin will pay $500,000 in exchange for the remaining 75.1% of the membership interests in Cambria Capital. As of the date of March 31, 2024, Cambria Capital has not generated any revenue.

In addition to providing services related to traditional assets, Solomon JFZ had been approved by the HKSFC to provide virtual asset dealing services and advisory services as of March 25, 2024. Virtual assets related services are subject to a new regulatory framework in Hong Kong. Solomon JFZ has been among the initial group of HKSFC approved licensed companies to provide virtual assets trading and advisory services to retail investors.

On April 16, 2024, the Company announced that Solomon JFZ has been selected as one of the three participating dealers for Harvest Global’s spot Bitcoin and Ethereum ETF in Hong Kong, Amoun the same period, Solomon JFZ enter into participation agreement with Harvest Global Investments Limited (“Harvest Global”) and China Asset Management (Hong Kong) Limited (“China AMC”) as the participating dealer for the VA spot ETFs. As the date of this report, Solomon JFZ has become the largest holder of customer assets in the ChinaAMC Bitcoin ETF (HKEX: 9042), ChinaAMC Ethereum ETF (HKEX: 9046), and Harvest Bitcoin Spot ETF (HKEX: 3439). In addition, Solomon is also among the top holders of ChinaAMC Bitcoin ETF (HKEX: 3042) and ChinaAMC Ethereum ETF (HKEX: 3046).

On April 26, 2024, the Company announced that it strengthened its partnership with OSL, the digital asset platform of OSL Group (863.HK), which is Hong Kong’s only publicly listed company fully dedicated to digital assets, to facilitate the in-kind subscription and redemption processes. Solomon JFZ has been among the first group of HKSFC approved participating dealers of in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong, enabling investors to subscribe to or redeem ETF shares directly with the underlying digital assets.

On May 28, 2024, the Company announced a strategic partnership with MaiCapital, a leading virtual assets investment manager in Hong Kong, to expand virtual asset allocation opportunities. MaiCapital is licensed to manage funds that may comprise up to 100% virtual assets which directly complements Solomon’s licensing for the trading of virtual assets.

On July 16, the Company announced the launch of Solomon VA+, an institutional-grade all-in-one smart trading app, which is innovatively upgraded from the former one-stop electronic platform, Solomon Win. Solomon VA+ offers integrated financial services infrastructure designed to meet the evolving needs of next-generation and high-net-worth investors, which is the first all in one app in Hong Kong that combining traditional assets trading, virtual assets trading and wealth management services into one app, marking a significant industry development. The Solomon VA+ trading platform offers various virtual assets trading to professional investors and Bitcoin and Ethereum to retail investors, supporting clients with in-kind subscription of Bitcoin spot ETF and Ethereum spot ETF. Clients are also expected to deposit & withdraw the cryptocurrencies via the APP within a short period, realizing a comprehensive allocation of traditional financial and virtual assets.

As of the date of March 31, 2024, virtual assets services have not generated any revenue. We kept actively collaborating with prominent players in the virtual asset market, nurturing positive relationships with them. Leveraging these partnerships, we are poised to expand our own business and provide comprehensive services. Solomon JFZ’s virtual assets services is expected to build large trading volumes and an exponential client assets base for Solomon JFZ in the near future.

With the recent development of the company and the expanding subsidiaries, our vision is to build an integrated financial services infrastructure for next generation investors, and our continuous efforts focus on being a one-stop comprehensive financial services provider. The business segment of the company has expanded into four new business segments: (i) investment banking services, (ii) wealth management services, (iii) asset management services and (iv) virtual assets services to customers. The following summary describes the products and services offered in each of the reportable segments:

●	Investment Banking Services. We are redefining investment banking by offering underwriting, private placement and investment advisory solutions tailored to guide investors and corporates through complex financial landscapes, ensuring transactions are executed with strategic insight that meets today’s capital market’s needs. Our investment banking services including capital raising, debt financing, secondary offerings and financial advisory services, which covers the former segments (ii) investment advisory services, (iii) corporate consultancy services.

●	Wealth Management Services. Our wealth management division is dedicated to empowering investors with a comprehensive suite of services designed to manage, retain, and grow wealth with confidence. Our offerings are split into two main categories: Brokerage Services and Integrated Investment Solutions. Which covers the former segment (i) securities related services, by add into advisory services for high-net-worth individuals and institutional investors such as family office and trusts.

●	Asset Management Services. our asset management services are crafted to meet the diverse investment goals of our clients through a broad range of asset classes and investment strategies. By expanding services from the former segment (iv) asset management services, we current asset management services offer investment funds, managed accounts, and external asset management, each designed to optimize your portfolio’s performance.

●

Virtual Assets Services. We are providing secure and innovative solutions in the virtual asset space including virtual assets trading, virtual assets spot ETFs creation and redemption, security token offerings, and blockchain solutions such as real-world assets tokenization. Solomon JFZ had been approved by the HKSFC to provide virtual asset dealing services and advisory services, and we are at the forefront of offering cutting-edge Web3 products that cater to the needs of modern investors and businesses, leveraging blockchain for secure and innovative virtual asset solutions.

Principal Factors Affecting Our Financial Performance

Our consolidated operating results are primarily affected by the following factors:

●	our ability to develop an increasing client base, provide evolving and high-quality services.

Solomon JFZ has spent significant financial resources on agent systems and marketing activities to attract new clients in a cost effective manner, providing satisfactory services on its platform in a timely manner and at favorable price terms. However, the trading needs are evolving as their investment demands change. If we fail to acquire new clients and retain existing clients by offering services that cater to their evolving investment and trading needs, Solomon JFZ may not be able to maintain and continue to grow the trading volume on its platform.

●	our ability to retain existing clients, in particular those that have highly frequent transactions.

Our clients may not continue to place or increase their trading orders on Solomon JFZ’s platform if it cannot match the prices offered by other market players or if it fails to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use Solomon JFZ’s platform less frequently or even stop using Solomon JFZ’s platform altogether, which in turn will materially and adversely affect our performance.

●	clients’ trading volume, which fluctuates and is affected by factors beyond our control.

Weaknesses in the markets in which we operate, including economic slowdowns, have historically resulted in reduced trading volumes for us. Declines in market values of securities can result in lower revenues and profitability from transaction execution activities, which can further result in our reduced revenues and profitability.

●	general economic and political conditions in Hong Kong, the PRC and the United States.

Economic and political conditions such as macroeconomic and monetary policies, legislation and regulations affecting the financial and securities industries, upward and downward trends in the business and financial sectors, inflation, currency fluctuations, availability of short-term and long-term funding sources, cost of funding and the level and volatility of interest rates could positively or negatively impact our revenues and profitability. For example, a trade dispute between China and the United States could negatively impact the performance of the market, which further results in a significant fluctuation of our income and operating results.

Taxation

Cayman Islands

Solowin is incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Our subsidiaries incorporated in Hong Kong each are subject to Hong Kong profit tax at a rate of (1) 8.25% on the assessable profits up to HK$2,000,000; and (2) 16.5% on any part of assessable profits over HK$2,000,000. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiaries for the fiscal year ended March 31, 2024, 2023 and 2022. Income tax expense of $155,000 was recorded for the fiscal year ended March 31, 2024. Hong Kong does not impose a withholding tax on dividends.

Our Reportable Segments

As of March 31, 2024, our operations were organized into four reportable segments: (i) securities related services, (ii) investment advisory services, (iii) corporate consultancy services, and (iv) asset management services. Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

Results of Operations

Comparison of Years Ended March 31, 2024, 2023 and 2022

	Year Ended March 31			Increase (Decrease) For Year Ended March 31
	2024	2023	2022	2024 and 2023		2023 and 2022
	$’000	$’000	$’000	$’000	%	$’000	%
Revenues
Securities brokerage commissions and handling income	51	74	1,844	(23)	(31)%	(1,770)	(96)%
Investment advisory fees	2,860	2,515	728	345	14%	1,787	245%
Corporate consultancy service income	120	951	-	(831)	(87)%	951	100%
Asset Management income - related parties	871	389	333	482	124%	56	17%
Interest income	128	27	351	101	374%	(324)	(92)%
Referral income	261	497	-	(236)	(47)%	497	100%
Total revenues	4,291	4,453	3,256	(162)	(4)%	1,197	37%
Expenses
Marketing and promotion expense	927	444	703	483	109%	(259)	(37)%
Commission and handling expenses	15	7	1,370	8	114%	(1,363)	(99)%
Professional fee	774	371	199	403	109%	172	86%
Information technology expenses	383	439	332	(56)	(13)%	107	32%
Office expenses	342	227	231	115	51%	(4)	(2)%
Allowance for expected credit losses	854	18	99	836	4,644%	(81)	(82)%
Employee benefits expenses	5,043	1,289	944	3,754	291%	345	37%
Interest expenses	-	-	229	-	-	(229)	(100)%
Share of results of an associate	3	-	-	3	100%	-	-
Other general and administrative expenses	383	370	325	13	4%	45	14%
Total expenses	8,724	3,165	4,432	5,559	176%	(1,267)	(29)%
(Loss) Income from operations	(4,433)	1,288	(1,176)	(5,721)	(444)%	2,464	210%
Other income
Interest income	29	-	1	29	100%	(1)	(100)%
Other income	3	61	196	(58)	(95)%	(135)	(69)%
Total other income	32	61	197	(29)	(48)%	(136)	(69)%
(Loss) Income before income tax expense	(4,401)	1,349	(979)	(5,750)	(426)%	2,328	238%
Income tax expense	155	-	-	155	100%	-	-
Net (loss) income	(4,556)	1,349	(979)	(5,905)	(438)%	2,328	238%
Other comprehensive loss
Foreign currency translation adjustment	16	(8)	(5)	24	300%	(3)	(60)%
Total comprehensive (loss) income	(4,540)	1,341	(984)	(5,881)	(439)%	2,325	236%
Basic and diluted net (loss) income per share	(0.33)	0.11	(0.09)	(0.44)	(400)%	0.20	222%
Weighted average number of shares outstanding - basic and diluted	13,724,658	12,000,000	10,364,300	1,724,658	14%	1,635,700	16%

Year ended March 31, 2024

	Securities related services segment	Investment advisory services segment	Asset management services segment	Corporate consultancy services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	312	2,860	871	120	-	4,163
Revenues - interest income	128	-	-	-	-	128
Total revenues	440	2,860	871	120	-	4,291

Commission and handling expenses	(15)	-	-	-	-	(15)
General and administrative expenses	(387)	-	52	-	(1,517)	(1,852)
Marketing and promotion expenses	-	-	-	-	(927)	(927)
Allowance for expected credit losses	(364)	(21)	(59)	-	(410)	(854)
Depreciation of property and equipment	-	-	-	-	(23)	(23)
Amortization of intangible assets	-	-	-	-	(7)	(7)
Employee benefits expenses	-	-	-	-	(5,043)	(5,043)
Share of results of an associate	-	-	-	-	(3)	(3)
Total expenses	(766)	(21)	(7)	-	(7,930)	(8,724)

Interest income	-	-	-	-	29	29
Other income	-	-	-	-	3	3
Total other income	-	-	-	-	32	32

(Loss) income before income tax expense	(326)	2,839	864	120	(7,898)	(4,401)

Year ended March 31, 2023

	Securities related services segment	Investment advisory services segment	Asset management services segment	Corporate consultancy services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	571	2,515	389	951	-	4,426
Revenues - interest income	27	-	-	-	-	27
Total revenues	598	2,515	389	951	-	4,453

Commission and handling expenses	(7)	-	-	-	-	(7)
General and administrative expenses	(493)	(2)	(1)	-	(893)	(1,389)
Marketing and promotion expenses	(6)	(108)	-	-	(330)	(444)
Allowance for expected credit losses	(18)	-	-	-	-	(18)
Depreciation of property and equipment	-	-	-	-	(18)	(18)
Employee benefits expenses	-	-	-	-	(1,289)	(1,289)
Total expenses	(524)	(110)	(1)	-	(2,530)	(3,165)

Other income	-	-	1	-	60	61

Income (loss) before income tax expense	74	2,405	389	951	(2,470)	1,349

Year ended March 31, 2022

	Securities related services segment	Investment advisory services segment	Asset management services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	1,844	728	333	-	2,905
Revenues - interest income	351	-	-	-	351
Total revenues	2,195	728	333	-	3,256

Commission and handling expenses	(1,370)	-	-	-	(1,370)
General and administrative expenses	(408)	-	(35)	(625)	(1,068)
Marketing and promotion expenses	(40)	(446)	(195)	(22)	(703)
Allowance for expected credit losses	(99)	-	-	-	(99)
Depreciation of property and equipment	-	-	-	(19)	(19)
Employee benefits expenses	-	-	-	(944)	(944)
Interest expenses	(229)	-	-	-	(229)
Total expenses	(2,146)	(446)	(230)	(1,610)	(4,432)

Other income	15	-	4	177	196
Interest income	-	-	-	1	1
Total other income	15	-	4	178	197
Income (loss) before income tax expense	64	282	107	(1,432)	(979)

Comparison of the years ended March 31, 2024 and 2023

Revenue. We have generated revenue through securities brokerage commissions and handling income, investment advisory fees, asset management income, consultancy service income, interest income and referral income. Our total revenue was $4,291,000 for the fiscal year ended March 31, 2024, compared to $4,453,000 for the year ended March 31, 2023, a decrease of $162,000, or 4%. The decrease in revenue was mainly driven by the decrease of revenue from corporate consultancy services.

The following table sets forth the breakdown of our revenue by our reportable segments for the periods presented:

	For the years ended March 31,
	2024		2023
	(in thousands)	% of revenue	(in thousands)	% of revenue
Securities brokerage commissions and handling income	51	1%	74	2%
Investment advisory fees	2,860	67%	2,515	56%
Corporate consultancy service income	120	3%	951	21%
Asset management income	871	20%	389	9%
Interest income	128	3%	27	1%
Referral income	261	6%	497	11%
Total	4,291	100%	4,453	100%

Revenue from securities brokerage commissions and handling income decreased by $23,000, or 31%, to $51,000 for the fiscal year ended March 31, 2024 from $74,000 for the fiscal year ended March 31, 2023. Among others, the securities brokerage commissions had declined from $55,000 for the year ended March 31, 2023 to $25,000 for the year ended March 31, 2024. The main reason for the decrease was due to poor equity market performance in Hong Kong, a consequence of COVID-19 pandemic and continuous uncertain economic conditions in Hong Kong. The decrease in the number of revenue-generating clients from approximately 1,400 on March 31, 2023 to 1,240 on March 31, 2024 also contributed to the decrease in revenue from securities brokerage. Revenue from securities brokerage commissions and handling income accounted for only 1% of the total revenue for the year ended March 31, 2024, compared to 2% for the year ended March 31, 2023. We started to provide such services in January 2017.

Revenue from investment advisory fees increased by $345,000, or 14% to $2,860,000 for the fiscal year ended March 31, 2024 from $2,515,000 for the fiscal year ended March 31, 2023. Such increase was primarily due to add value services to institutional clients and referral of institutional clients. Investment advisory services accounted for 67% of our total revenue for the fiscal year ended March 31, 2024, as compared to 56% for the fiscal year ended March 31, 2023. We began to provide such services in October 2021.

Revenue from corporate consultancy service income decreased by $831,000, or 87% to $120,000 for the fiscal year ended March 31, 2024 from $951,000 for the fiscal year ended March 31, 2023. Such decrease was primarily due to decrease in referral of business partners. Corporate consultancy service income accounted for 3% of our total revenue for the fiscal year ended March 31, 2024, as compared to 21% for the fiscal year ended March 31, 2023. We began to provide such services in December 2021.

Revenue from asset management income increased by $482,000, or 124% to $871,000 for the fiscal year ended March 31, 2024 from $389,000 for the fiscal year ended March 31, 2023. Such increase was primarily due to increase of performance fee derived from Solomon Capital SP2 and Blue Tulip Capital SP. Asset management services accounted for 20% of our total revenue for the fiscal year ended March 31, 2024, as compared to 9% for the fiscal year ended March 31, 2023. We began to provide such services in April 2021.

For the fiscal years ended March 31, 2024 and 2023, we had interest income of $128,000 and $27,000, respectively. The increase was primarily due to increase in outstanding from the rolling balance cash clients in relation to the securities brokerage services. Interest income accounted for 3% of total revenue for the year ended March 31, 2024, compared to 1% for the year ended March 31, 2023.

Referral income decreased by $236,000, or 47% to $261,000 for the fiscal year ended March 31, 2024 from $497,000 for the fiscal year ended March 31, 2023. We had referral income by referring investors to our corporate customers or brokers for IPO subscriptions in oversea market. We acted as agent and earned referral income in a percentage of subscription amount stipulated in the agreement. Referral income accounted for 6% of total revenue for the year ended March 31, 2024, as compared to 11% for the fiscal year ended March 31, 2023.

Expenses. Our expenses include commission and handling expenses, general and administrative expenses, marketing and promotion expenses, allowance for expected credit losses, employee benefits expenses and interest expenses. Our expenses increased by $5,559,000, or 176%, to $8,724,000 for the fiscal year ended March 31, 2024 from $3,165,000 for the fiscal year ended March 31, 2023. Such increase was mainly due to increase in general and administrative expenses, marketing and promotion expenses and employee benefits expenses for the fiscal year ended March 31, 2024.

Commission and handling expenses – Our commission and handling expenses are derived from our securities related services and consist primarily of brokerage fees paid to other financial institutions for trading activities in oversea markets. Our commission and handling expenses increased by $8,000, or 114% to $15,000 for the fiscal year ended March 31, 2024 from $7,000 for the fiscal year ended March 31, 2023. Such increase was mainly due to more trading activities in US market. As a percentage of revenue from securities brokerage, commission and handling expenses increased from 9% for the fiscal year ended March 31, 2023 to 29% for the fiscal year ended March 31, 2024.

General and administrative expenses – Our general and administrative expenses consist primarily of depreciation of property and equipment, amortization of intangible assets, professional fee, information technology expenses, office leases, and general office expenses. Our general and administrative expenses increased by $475,000, or 34% from $1,407,000 for the fiscal year ended March 31, 2023 to $1,882,000 for the fiscal year ended March 31, 2024. As a percentage of revenue, general and administrative expenses increased to 44% for the fiscal year ended March 31, 2024 from 32% for the fiscal year ended March 31, 2023.

The following table sets forth the breakdown of our general and administrative expenses by our reportable segments for the periods presented:

	For the years ended March 31,
	2024		2023
	(in thousands)	% of general and administrative expenses	(in thousands)	% of general and administrative expenses
Securities related services	387	-	493	-
Investment advisory services	-	-	2	-
Asset management services	(52)	-	1	-
Corporate – unallocated	1,547	100%	911	100%
Total	1,882	100%	1,407	100%

General and administrative expenses from securities related services consist primarily of information technology expenses and market data expenses. Our general and administrative expenses from securities related services decreased by $106,000, or 22% from $493,000 for the fiscal year ended March 31, 2023 to $387,000 for the fiscal year ended March 31, 2024. Such decrease was primarily due to the transition to a new service provider for our trading app and account opening systems, which resulted in lower costs for technical support and infrastructure.

Other unallocated general and administrative expenses from corporate increased by $636,000, or 70% from $911,000 for the fiscal year ended March 31, 2023 to $1,547,000 for the fiscal year ended March 31, 2024. Such increase was mainly due to increase in professional and consultation fee in relation to the virtual assets business and increase in audit fee incurred after listing.

Marketing and promotion expenses – Our marketing and promotion expenses consist primarily of referral fees, advertising, and other promotional activities. Our marketing and promotion expenses increased by $483,000, or 109%, from $444,000 for the fiscal year ended March 31, 2023, to $927,000 for the fiscal year ended March 31, 2024. This increase includes expenses related to our listing ceremony and other significant marketing events which were aimed to enhance brand visibility, promote our services, and expand our market reach to attract more investors and potential clients. All marketing and promotion expenses for the fiscal year ended March 31, 2024 were attributed to the corporate segment for the fiscal year ended March 31, 2024.

Allowance for Expected Credit Losses – Our allowance for expected credit losses increased by $836,000, or over 100%, from $18,000 for the fiscal year ended March 31, 2023, to $854,000 for the fiscal year ended March 31, 2024. This increase is primarily due to the receivables from customers for securities related services and loan receivables, as we adopted a more conservative approach to estimating potential credit losses. The loan had been fully repaid and settled in July 2024.

Employee Benefits Expenses – Our employee benefits expenses increased substantially by $3,754,000, or 291%, to $5,043,000 for the fiscal year ended March 31, 2024, from $1,289,000 for the fiscal year ended March 31, 2023. This significant increase was mainly due to the implementation of the 2023 Equity Incentive Plan under which 1,500,000 ordinary shares were issued to employees as share rewards and higher staff costs associated with retaining and recruiting employees to support our expanded business operations.

Share of Results of an Associate – For the fiscal year ended March 31, 2024, we recorded a share of results of an associate amounting to $3,000. This reflects our equity method accounting for our investment in an associate company.

(Loss) Income from operations. As a result of the foregoing, we recorded loss from operations of $4,433,000 for the fiscal year ended March 31, 2024, compared to income from operation of $1,288,000 for the fiscal year ended March 31, 2023, a decrease of $5,721,000 or 444%.

Total other income. We had $32,000 in total other income for the fiscal year ended March 31, 2024, as compared to $61,000 for the fiscal year ended March 31, 2023. Total other income for the fiscal year ended March 31, 2024 mainly due to the interest income from the bank deposits while total other income for the fiscal year ended March 31, 2023 mainly consisted of subsidies from The Hong Kong Special Administrative Region Government (“HKSAR”) From May to July 2022, the HKSAR launched the 2022 Employment Support Scheme under the Anti-Epidemic Fund to provide wage subsidies to employers in order to retain the current employees or even employ more staff when the business revives as soon as the epidemic situation permits. No such subsidies were received for the fiscal year ended March 31, 2024.

Income tax expense. No income tax expenses were recorded for the fiscal year ended March 31, 2023. Income tax expense of $155,000 was recorded for the six months ended March 31, 2024. See also “—Taxation” above.

Net (loss) income. As a result of the cumulative effect of the factors described above, our net loss attributable to our shareholders increased by $5,905,000, or 438%, to $4,556,000 for the fiscal year ended March 31, 2024 from net income of $1,349,000 for the fiscal year ended March 31, 2023.

Comparison of the years ended March 31, 2023 and 2022

Revenue. We have generated revenue through securities brokerage commissions and handling income, investment advisory fees, asset management income, consultancy service income, interest income and referral income. Our total revenue was $4,453,000 for the fiscal year ended March 31, 2023, compared to $3,256,000 for the year ended March 31, 2022, an increase of 1,197,000, or 37%. Such increase was mainly driven by the revenue from investment advisory services and corporate consultancy services.

The following table sets forth the breakdown of our revenue by our reportable segments for the periods presented:

	For the years ended March 31,
	2023		2022
	(in thousands)	% of revenue	(in thousands)	% of revenue
Securities brokerage commissions and handling income	74	2%	1,844	57%
Investment advisory fees	2,515	56%	728	22%
Corporate consultancy service income	951	21%	-	-
Asset management income	389	9%	333	10%
Interest income	27	1%	351	11%
Referral income	497	11%	-	-
Total	4,453	100%	3,256	100%

Revenue from securities brokerage commissions and handling income decreased by $1,770,000, or 96%, to $74,000 for the fiscal year ended March 31, 2023 from $1,844,000 for the fiscal year ended March 31, 2022. Among others, the handling income from IPO subscriptions had declined from $1,603,000 for the year ended March 31, 2022 to less than $1,000 for the year ended March 31, 2023. The main reason for this significant decrease was the drop in handling income from IPO subscriptions in Hong Kong, which in turn was due to poor equity market performance in Hong Kong and a lack of attractive IPOs in the Hong Kong stock market, a consequence of COVID-19 pandemic and continuous uncertain economic conditions in Hong Kong. The decrease in the number of revenue-generating clients from approximately 2,100 on March 31, 2022 to 1,500 on March 31, 2023 also contributed to the decrease in revenue from securities brokerage. Revenue from securities brokerage commissions and handling income accounted for only 2% of the total revenue for the year ended March 31, 2023, compared to 57% for the year ended March 31, 2022. We started to provide such services in January 2017.

Revenue from investment advisory fees of $728,000 were first recognized for the fiscal year ended March 31, 2022 and increased by $1,787,000, or 245% to $2,515,000 for the fiscal year ended March 31, 2023. Such increase was primarily due to add value services to institutional clients and referral of institutional clients. Investment advisory services accounted for 56% of our total revenue for the fiscal year ended March 31, 2023, as compared to 22% for the fiscal year ended March 31, 2022. We began to provide such services in October 2021.

Revenue from corporate consultancy service income of $951,000 were first recognized for the fiscal year ended March 31, 2023. Such increase was primarily due to diversification of business in launching corporate consultancy service and referral of business partners. Corporate consultancy service income accounted for 21% of our total revenue for the fiscal year ended March 31, 2023. We began to provide such services in December 2021.

Revenue from asset management income of $333,000 were first recognized for the fiscal year ended March 31, 2022 and increased by $56,000, or 17% to $389,000 for the fiscal year ended March 31, 2023. Such increase was primarily due to increase of performance fee derived from Solomon Capital SP2, as well as increase of management fee derived from increase of AUM of Solomon Capital SP9. Asset management services accounted for 9% of our total revenue for the fiscal year ended March 31, 2023, as compared to 10% for the fiscal year ended March 31, 2022. We began to provide such services in April 2021.

For the fiscal years ended March 31, 2023 and, 2022, we had interest income of $27,000 and $351,000, respectively. The decrease was primarily due to the interest income arising from IPO subscription financing of $322,000 for the year ended March 31, 2022 while there was no such interest income for the year ended March 31, 2023 as fewer IPO subscriptions were applied for by investors due to the underperformance of Hong Kong IPOs during this period and continued uncertain economic conditions in Hong Kong. Interest income accounted for 1% of total revenue for the year ended March 31, 2023, compared to 11% for the year ended March 31, 2022.

For the fiscal year ended March 31, 2023, we had referral income of $497,000 by referring investors to our corporate customers or brokers for IPO subscriptions in oversea market. We acted as agent and earned referral income in a percentage of subscription amount stipulated in the agreement. Referral income accounted for 11% of total revenue for the year ended March 31, 2023. No such income was derived in the fiscal year March 31, 2022.

Expenses. Our expenses include commission and handling expenses, general and administrative expenses, marketing and promotion expenses, allowance for expected credit losses, employee benefits expenses and interest expenses. Our expenses decreased by $1,267,000, or 29%, to $3,165,000 for the fiscal year ended March 31, 2023 from $4,432,000 for the fiscal year ended March 31, 2022. Such decrease was mainly due to decrease in commission and handling expenses for the fiscal year ended March 31, 2023.

Commission and handling expenses – Our commission and handling expenses are derived from our securities related services and consist primarily of brokerage fees paid to other financial institutions for trading activities in oversea markets and IPO subscriptions on behalf of our customers. Our commission and handling expenses decreased by $1,363,000, or 99% to $7,000 for the fiscal year ended March 31, 2023 from $1,370,000 for the fiscal year ended March 31, 2022. Such significant decrease was in line with our decreased handling income for IPO subscriptions. As a percentage of revenue from securities brokerage, commission and handling expenses decreased from 74% for the fiscal year ended March 31, 2022 to 9% for the fiscal year ended March 31, 2023.

General and administrative expenses – Our general and administrative expenses consist primarily of information technology expenses, professional fees, insurance, office leases, general office expenses and depreciation of property and equipment. Our general and administrative expenses increased by $320,000, or 29% from $1,087,000 for the fiscal year ended March 31, 2022 to $1,407,000 for the fiscal year ended March 31, 2023. As a percentage of revenue, general and administrative expenses decreased to 32% for the fiscal year ended March 31, 2023 from 33% for the fiscal year ended March 31, 2022.

The following table sets forth the breakdown of our general and administrative expenses by our reportable segments for the periods presented:

	For the years ended March 31,
	2023		2022
	(in thousands)	% of general and administrative expenses	(in thousands)	% of general and administrative expenses
Securities related services	493	-	408	-
Investment advisory services	2	-	-	-
Asset management services	1	-	35	-
Corporate – unallocated	911	100%	644	100%
Total	1,407	100%	1,087	100%

General and administrative expenses from securities related services consist primarily of information technology expenses and market data expenses. Our general and administrative expenses from securities related services increased by $85,000, or 21% from $408,000 for the fiscal year ended March 31, 2022 to $493,000 for the fiscal year ended March 31, 2023. Such increase was primarily due to system optimization efforts, which included upgrading and enhancing our trading and back-office systems to improve efficiency and provide a better user experience for our clients using our brokerage services.

Other unallocated general and administrative expenses from corporate increased by $267,000, or 41% from $644,000 for the fiscal year ended March 31, 2022 to $911,000 for the fiscal year ended March 31, 2023. Such increase was mainly due to the audit fee of $299,000 incurred for the preparation of this initial public offering.

Marketing and promotion expenses – Our marketing and promotion expenses consist primarily of referral fees and advertising. Our marketing and promotion expenses decreased by $259,000, or 37%, from $703,000 for the fiscal year ended March 31, 2022, to $444,000 for the fiscal year ended March 31, 2023. Such decrease was mainly due the decrease in the referral fee from investment advisory and asset management services as the source of income referred by shareholders became more stable in the fiscal year ended March 31, 2023. The referral fee contributed to 6% of or $1,915,000 investment advisory income that was generated from the customers referred by shareholders in the fiscal year ended March 31, 2023, compared to 79% or $567,000 in the fiscal year ended March 31, 2022.

Employee Benefits Expenses – Our employee benefits expenses increased by $345,000, or 37%, from $944,000 for the fiscal year ended March 31, 2022, to $1,289,000 for the fiscal year ended March 31, 2023. This increase was mainly due to higher staff costs for retaining and recruiting employees to support our business operations.

Allowance for Expected Credit Losses – We recorded an allowance for expected credit losses of $18,000 for the fiscal year ended March 31, 2023, compared to $99,000 for the fiscal year ended March 31, 2022. This decrease reflects improved credit management practices.

Interest expenses – Our interest expenses are derived from our securities related services and consist primarily of interest paid to other financial institutions for IPO subscription financing. To maintain our capitalization, when we provided the IPO financing service to our clients, we may choose to make the IPO subscription through other financial institutions. In this case, we act as an intermediary and receive interest income from our clients for providing the financing service, while the other financial institutions act as lenders as they are offering to lend the funds needed for the IPO subscription. Interest expenses are the cost of borrowing the IPO financing and are paid to the other financial institutions by us. The interest expenses were charged at a fixed rate over the period that the IPO financing is outstanding, and are vary from stock to stock depending on the agreement between us and the financial institutions.

No interest expense was incurred for the fiscal year ended March 31, 2023 compared to the interest expenses of $229,000 for the fiscal year ended March 31, 2022, which represented 65% of interest income. Such decrease was in line with the changes of our interest income for IPO subscription financing.

Income (Loss) from operations. As a result of the foregoing, we recorded income from operations of $1,288,000 for the fiscal year ended March 31, 2023, compared to loss from operation of $1,176,000 for the fiscal year ended March 31, 2022, an increase of $2,464,000 or 210%.

Total other income. We had $61,000 in total other income for the fiscal year ended March 31, 2023, as compared to $197,000 for the fiscal year ended March 31, 2022. Total other income for the fiscal year ended March 31, 2023 mainly consisted of subsidies from The Hong Kong Special Administrative Region Government (“HKSAR”) while total other income mainly consisted of other consultancy income for the fiscal year ended March 31, 2022. From May to July 2022, the HKSAR launched the 2022 Employment Support Scheme under the Anti-Epidemic Fund to provide wage subsidies to employers in order to retain the current employees or even employ more staff when the business revives as soon as the epidemic situation permits. No such subsidies were received for the fiscal year ended March 31, 2022.

Income tax expense. No income tax expenses were recorded for the fiscal years ended March 31, 2023 and 2022. See also “—Taxation” above.

Net income (loss). As a result of the cumulative effect of the factors described above, our net income attributable to our shareholders increased by $2,328,000, or 238%, to $1,349,000 for the fiscal year ended March 31, 2023 from net loss of $979,000 for the fiscal year ended March 31, 2022.

B. Liquidity and Capital Resources

As of March 31, 2024, we had cash and cash equivalents of $2,140,000 and cash segregated for regulatory purpose of $5,111,000. To date, we have financed our operations primarily through net cash flow from operations and the financing ability of existing shareholders.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Cash Flows for the Years Ended March 31, 2024, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended March 31,
	2024	2023	2022
	$’000	$’000	$’000
Net cash used in operating activities	(5,607)	(443)	(5,738)
Net cash (used in) provided by investing activities	(1,376)	225	114
Net cash provided by (used in) financing activities	6,720	(341)	1,460
Net decrease in cash and cash equivalents and cash segregated for regulatory purpose	(263)	(559)	(4,164)
Cash and cash equivalents and cash segregated for regulatory purpose at beginning of the year	7,514	8,073	12,237
Cash and cash equivalents and cash segregated for regulatory purpose at end of the year	7,251	7,514	8,073

Operating Activities

Net cash used in operating activities was $5,607,000 and $443,000 for the fiscal years ended March 31, 2024 and 2023, respectively. For the fiscal year ended March 31, 2024, the net loss of $4,556,000, the increase of $2,038,000 in receivables from customers and increase of $1,656,000 in prepaid expenses and other current assets, were the primary drivers of the cash used in operating activities.

For the fiscal year ended March 31, 2023, the increase of $1,050,000 in receivables from customers and decrease of $941,000 in payables to customers, offset by the net income of $1,349,000, were the primary drivers of the cash used in operating activities.

For the fiscal year ended March 31, 2022, the net loss of $979,000, increase of $110,000 in receivables from brokers-dealers and clearing organizations, and decrease of $4,690,000 in payables to customers, were the primary drivers of the cash used in operating activities.

Investing Activities

Net cash used in investing activities was $1,376,000 for the fiscal year ended March 31, 2024, mainly consisted of loan to third party in the amount of $958,000 and acquisition of an associate in the amount of $257,000.

Net cash provided by investing activities was $225,000 for the fiscal year ended March 31, 2023, consisted of repayment of loan to a director in the amount of $233,000, offset by purchase of property and equipment in the amount of $8,000.

Net cash provided by investing activities was $114,000 for the fiscal year ended March 31, 2022, consisted of repayment of loan to a director in the amount of $131,000, offset by purchase of property and equipment in the amount of $17,000.

Financing Activities

Net cash provided by financing activities was $6,720,000 for the fiscal year ended March 31, 2024, mainly consisted of consisted of net proceeds from IPO after deducting any payment for IPO costs, in the amount of $6,656,000.

Net cash used in financing activities was $341,000 for the fiscal year ended March 31, 2023, mainly consisted of deferred IPO costs in the amount of $343,000 and advance to related parties in the amount of 4,000, offset by advance from a director in the amount of $6,000.

Net cash provided by financing activities was $1,460,000 for the fiscal year ended March 31, 2022, mainly consisted of proceeds from shareholders’ contribution in the amount of $1,520,000, offset by advance to related parties in the amount of $64,000.

Capital Expenditures

We did not incur any capital expenditure for the fiscal years ended March 31, 2024, 2023 and 2022. We plan to make capital expenditures in the future to meet the needs that may result from the expected growth of our business.

Holding Company Structure

Solowin is a holding company with no material operations of its own. We conduct our operations primarily through our HK Subsidiaries. As a result, Solowin’s ability to pay dividends depends upon dividends paid by its subsidiaries. If its existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Solowin.

C. Research and Development

Currently, our research and development team is comprised of four internal R&D product officers, in charge of user experience products development. Their responsibilities include back-end development, front-end development API and Fix connection development of the trading system including retail and institutional solutions, user interface development, testing and maintenance. We believe that the R&D team has substantial experience in software product development, architecture design and trading solutions of our digital platforms to meet our current needs. To improve the user experience, Solomon JFZ has issued over 20 versions of trading platform upgrades and over 8 upgrades of its dealing control systems, as well as high frequency trading, Algo trading and market making solutions for institutions.

Our research and development efforts are an essential part of HK Subsidiaries’ operations and the core strength in maintaining its competitive position. All of our patents and software copyrights are researched in-house by Solomon JFZ’s research and development team. For the years ended March 31, 2024, 2023 and 2022, we invested approximately $0.4 million, $0.31 million, $0.57 million, or 21%, 22%, 52% of our general and administrative expenses in research and development, respectively, to improve our technology infrastructure, optimize product offerings and enhance supply chain capabilities. Such decrease was mainly due to the slow development of trading activities in Hong Kong stock market, and we have already established a well-developed all in one trading system, which offers our clients easy and seamless trading opportunities worldwide.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trend, uncertainty, demand, commitment or event that is reasonably likely to have a material effect on our net revenues and income from continuing operations, profitability, liquidity, capital resources, or would cause reported financial information not necessarily to be indicative of future operation results or financial condition.

E. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Receivables from customers and broker-dealers and clearing organizations

Receivables from customers arise from (i) the business of dealing in investment securities for cash customers; (ii) investment advisory business; (iii) corporate consultancy business; and (iv) asset management business.

Receivables from broker-dealers and clearing organizations arise from the business of investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

The balance of receivables from customers related to the Company’s customer in (i) trading activities; (ii) rendering the investment advisory services; (iii) rendering the corporate consultancy services; and (iv) rendering the asset management services.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current economic trends.

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers, broker-dealers and clearing organizations. As of March 31, 2024 and 2023, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers, broker-dealers and clearing organizations. As of March 31, 2024 and 2023, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two days after the trade execution.

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. The receivables from customers related to trading activities are secured in the form of underlying equity securities. The Company is entitled to dispose such collateral held on behalf of the customers for the purpose of settling any liability owed. The Company applies the practical expedient based on collateral maintenance provisions under ASC 326, Financial Instruments – Credit Losses, in estimating an allowance for credit losses for receivables from customers. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. As of March 31, 2024 and 2023, the allowance for expected credit losses on receivables from customers were $575,000 and $223,000, and the allowance for expected credit losses on receivables from broker-dealers and clearing organizations were $15,000 and nil, respectively.

Revenue Recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company currently generates its revenue from the following main sources:

Securities brokerage commissions and handling income

Securities brokerage commission income generated by provision of securities brokerage services of executing trades to customers, who are individual customers or brokers, and is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Company acts as an agent. The transaction price is a variable consideration as the price is determined by a fixed percentage of transaction amounts. Commission fees are directly charged from the customer’s account when the transactions are executed.

Handling income generated from providing services such as settlement (clearing) of securities, new share subscription services in relation to IPOs and dividend collection, to individual customers or brokers. Securities settlement service income is recognized at a point in time when the transactions are completed. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully submitting IPO subscription to banks on behalf of customers. New share subscription handling income is fixed per IPO subscription order and no variable consideration in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Dividend collection handling income is charged at fixed percentage of dividend collected and therefore the transaction price is a variable consideration as the price is determined to be a fixed percentage of dividend amount. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed.

Investment advisory service income

Investment advisory income are recognized when the relevant advice has been provided or the relevant services have been rendered. The Company enters into a distinct contract with its customers as a principal for the provision of investment advisory services. The Company provides customers with global economic information, industry analysis, investment recommendations and portfolio allocation strategies. The Company concludes that each monthly investment advisory service is both (1) distinct and (2) it meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly investment advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Company recognizes revenues from investment advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. The Company issues invoices to customers quarterly and the contractual payment terms are typically due no more than 30 days from invoicing.

Corporate consultancy service income

Corporate consultancy service income generated by acting as financial advisers (a) to customers, including but not limited to listed companies or companies planning for IPO, advising on the terms and structures of the proposed corporate transactions, or the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies; and (b) to customers pursuing listing on other stock exchange, such as Nasdaq Stock Market, in return for consultancy service fee.

The Company enters into a distinct contract with its customers for the provision of corporate consultancy services. The scope of work under consultancy services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

The transaction price might be variable even when the stated price in the contract is fixed because the Company may be entitled to upfront payment only when the contract is lapsed before completion of consultancy services. Payment is typically made in installments, with an upfront payment received upon signing the contract and subsequent payments made based on the completion of specific service stages as outlined in the contract between the Company and the customer. The transaction price and payment terms are stated in the contract for each individual engagement.

Corporate consultancy service income received from customers is non-refundable and the Company is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the consultancy service contract.

There were no contract asset balances as of March 31, 2024 and 2023. As of March 31, 2024 and 2023, the contract liability balances were nil and $120,000, respectively, which were generated from corporate consultancy service.

Asset management service income

Revenue from asset management is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management services to individual customers as a principal, which are recorded over the period of service provided. Asset management service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide asset management services directly to individual customers. The services include market research, asset allocation, equity selection, regular portfolio oversight, risk reassessment and rebalancing as needed. The Company charges customers management fees at a fixed percentage of asset value under management in accordance with the agreement. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

Performance fees are accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated on an annual basis. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Company.

Subscription fees charged to fund subscriber for subscription of funds are recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges fund subscription fee at fixed rate with reference to size of subscription amount to fund subscriber through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

Interest income

The Company earns interest income primarily from its rolling cash balance accounts or IPO financing offered by the Company to customers in relation to the securities brokerage services. Revenue is recognized over the period that the rolling cash balance account or IPO financing are outstanding. The Company offers rolling cash balance account or IPO financing to individual customers as a principal. Interest income is directly charged at fixed percentage over the financing amount from the customer’s account when customers repay the balance account or principal amount of IPO financing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

Referral income

Referral income generated by provision of referral services by acting as agent to corporate customers or brokers. The Company refers investors to corporate customers or brokers and earns referral income. The Company enters into a distinct referral agreement with corporate customers or brokers for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction, either IPO or fund raised in other fundraising activities. Revenue from providing referral services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO or fundraising activities.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the FASB issued Accounting Standards Update No. 2016 - 13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016 - 13”). ASU 2016 - 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivables, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted the new standard effective April 1, 2023, which didn’t have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statements of (loss) income and comprehensive (loss) income and statements of cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our company is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

We may invest the net proceeds we receive from the initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

We do not believe the impact of inflation on our company is material. Our operations are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 1.2% for 2024, 2% for 2023 and 1.9% for 2022.

The inflation rate is expected to stay moderate at around 2% on a year basis in Hong Kong. While the headline inflation rate was notably higher, and import prices will continue to rise notably amid high inflation in many major economies, and those of energy-related items soared further, but price pressures on other major components were broadly in check in Hong Kong.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding Solowin’s directors and executive officers.

NAME	AGE	POSITION
Shing Tak Tam	40	Chief Executive Officer and Director
Lili Liu	41	Chief Financial Officer
Ling Ngai Lok	41	Chairman
Tze Bun Cheng	38	Chief Operation Officer
Pong Ming Ting	57	Director of Solomon JFZ
Wing Yan Ho	43	Independent Director
Cha Hwa Chong	58	Independent Director
Ho Kuen Tam	49	Independent Director

Shing Tak Tam, CFA. Mr. Tam has served as Solowin’s Chief Executive Officer and director since June 2022 and Solomon JFZ’s Director since July 2019 and Responsible Officer since September 2019. Mr. Tam is mainly responsible for Solomon JFZ’s Overall Management Oversight and formulating overall business strategies.

Mr. Tam has over 15 years of experiences in the securities brokerage industry. Prior to joining Solomon JFZ (Asia) Holdings Limited in 2019, he worked in several major securities brokerage firms, i.e., Bright Smart Securities, Sun Hung Kai Investment Services and Zhongtai International Securities Limited. His expertise includes the functions of securities dealer, compliance, risk management, asset management, research and advisory services activities. Mr. Tam graduated from the City University of Hong Kong in 2008 with a Bachelor of Business Administration. He is currently a chartered member of the CFA Institute and The Chartered Institute for Securities & Investment in the UK.

Lili Liu. Ms Liu has served as Solowin’s Chief Financial Officer since June 2022 and Solomon JFZ’s Chief Financial Officer since November 2021. She is mainly responsible for Solomon JFZ’s financial and internal control. Her expertise spans finance and risk management, public and private transactions including IPOs, M&A, private placement and follow-on offerings in the US and HK capital markets. Prior to joining us, Ms. Liu has served as the Risk Manager and Internal Audit Manager of Shenzhen Huihua Jincheng Asset Management Co., Ltd, a private equity firm from 2017 to 2019. From 2011 to 2016, Ms. Liu served as the Chief Financial Officer at Henan Guangyuan Landscape Co., Ltd, a construction company in Henan Province in China, where she was mainly responsible for the financial management and internal control. From 2007 to 2009, Ms. Liu served as an Operation Manager in ATM Business Department of JiangSu HengBao Co., LTD., a company listed on the Shenzhen Stock Exchange. Ms. Liu obtained her master’s degree in Economics from University of International Business and Economics in Beijing in 2007. She further obtained a second master’s degree in financial engineering in City University of Hong Kong in 2021.

Ling Ngai Lok. Mr. Lok served as Solowin’s director from July 2021 to June 2022 and Solomon JFZ’s Director since January 2019. On November 28, 2022, Mr. Lok was re-appointed as director and became Chairman of Solowin on November 29, 2022. He has been the General Partner in Grow World LPF since February 2021 and Grow World II LPF since March 2021. He oversees operation of the LPF, including engaging Fund Administrator, Fund Managers and Custodian. He has been the Fund Director in Solomon Capital Fund SPC since March 2019, oversees operation of the SPC Fund and review and evaluate the performance of the fund. Mr. Lok’s expertise is in the area of Finance, Fund Management, Capital Market and fund-raising, this contributes significantly to the growth of Solomon in terms of capital.

Tze Bun Cheng. Mr. Cheng has served as Solomon JFZ’s Operation Director since December 2019 and Solowin’s Chief Operation Officer since June 2022. Mr. Cheng has 10 years of experiences in the securities brokerage and investment industry where he mainly focused on financial services, administrative and management functions. Prior to joining Solomon in 2019, he has worked as a RO since 2016 in several securities brokerage companies such as Grand China Securities, Riche Bright Securities and DA International Financial Services. Mr. Cheng graduated with a master’s degree in Accounting & Finance from Kingston University in 2009.

Pong Ming Ting, MBA, FCPA, FCCA. Mr. Ting has served as Solomon JFZ’s director since May 2021. He is licensed by the Securities and Futures Commission to act as a Responsible Officer to carry out Type 6 (corporate finance) regulated activity under the Securities and Futures Ordinance of Hong Kong. Prior to joining Solomon JFZ in 2021, Mr. Ting served as the senior vice president of JS Capital Limited from 2019 to 2020, a Hong Kong corporate finance company. From 2016 to 2018, he served as the senior vice president of Changjiang Corporate Finance Limited, a Hong Kong corporate finance company. Mr. Ting graduated from the University of Hong Kong with a bachelor’s degree of science. He obtained a master’s degree of Business Administration at the University of Strathclyde in the United Kingdom in 1997 and a second bachelor’s degree in law at Tsing Hua University in the PRC in 2006. He is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Institute of Certified Public Accountants. Mr. Ting has more than 25 years of experience in accounting and corporate finance.

Wing Yan Ho. Ms. Ho has severed as Solowin’s independent director since September 2023. Ms. Ho holds a Bachelor Degree of Business Administration in Applied Economics from Hong Kong Baptist University and a Master Degree of Corporate Governance from The Open University of Hong Kong (currently known as Hong Kong Metropolitan University). Ms. Ho is an Associate Member of both The Hong Kong Chartered Governance Institute (“HKCGI”) and The Chartered Governance Institute. She is also a holder of the Practitioner’s Endorsement issued by HKCGI. Ms. Ho is a director of BMI Listed Corporate Services Limited and is responsible for managing the business operations of the company secretarial and administrative services for the reputable listed groups in various industries. Ms. Ho has been serving as director for BMI Listed Corporate Services Limited since August 2012, where her main responsibility relates to company secretarial services. She has extensive experience in a diversified range of professional corporate services for Hong Kong and offshore companies from various business sectors. Ms. Ho particularly specializes in corporate governance advisory, corporate restructuring, corporate financing and directors’ professional development with emphasis on listed companies and she continues to advise on these matters on a consultancy basis. Ms. Ho actively participates in the formulation and execution of strategy at the companies.

Cha Hwa Chong. Mr. Chong has severed as Solowin’s independent director since September 2023. Mr. Chong is a fellow member of the Association of Chartered Certified Accountants and a member of the Malaysian Institute of Accountants. Mr. Chong holds a bachelor degree of management with honours from the University of Science, Malaysia. He has more than 20 years of experience in the accounting and finance area servicing private and publicly listed companies in Hong Kong and the Southern Asia region. Mr. Chong is an independent non-executive director of China Beidahuang Industry Group Holdings Limited (000039.HK) since December 2018. He was also an independent non-executive director of Sino Energy International Holdings Group Limited (01096.HK) from March 2021 to October 2022. And he was an executive director of Aurum Pacific (China) Group Limited (08148.HK) from October 2020 to April 2021. The shares of the above companies are listed respectively on Main Board and GEM of The Stock Exchange of Hong Kong Limited.

Ho Kuen Tam. Mr. Tam has severed as Solowin’s independent director since September 2023. Mr. Tam has over 20 years of experience in the financial industry in Hong Kong and has led over 50 projects in capital market transactions. He has led significant mid-size IPOs in Hong Kong such as Zijin Mining Group Ltd (02899.HK) and China Datang Corp Renewable Power Co Ltd (01798.HK). Throughout his career, Mr. Tam has held various senior positions in the financial industry, including Vice President at CITIC Securities International Company Limited, Director at Essence International Securities (HK) Limited, and Vice President at China Everbright Securities (HK) Limited. From March 2019 to June 2020, Mr. Tam served as Head of Brokerage for Global Inheritance Asset Management Limited, a brokerage company. From January 2018 to December 2018, he was the Responsible Officer for HF Securities and Futures Limited, a brokerage company based in Hong Kong. Mr. Tam obtained Chartered Financial Analyst (CFA) designation in 2001 and is a member of both the CFA Institute and The Hong Kong Society of Financial Analysts. He earned his Bachelor of Science in Finance from City University of Hong Kong.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

For the fiscal year ended March 31, 2024, the aggregate cash compensation and benefits that we paid to the executive officers were approximately $0.53 million, and we did not pay any compensation separately to the employee directors for their services as directors of Solowin and HK Subsidiaries. None of the directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended March 31, 2024. Our HK Subsidiaries operate a mandatory provident fund scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong) for employees employed under the jurisdiction of Hong Kong Employment Ordinance (Chapter 57 of the laws of Hong Kong). The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, HK Subsidiaries and each of the employees are required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000.

2023 Equity Incentive Plan

In November 2023, we adopted the Company’s 2023 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging employees, directors and consultants to focus on the Company’s performance, (b) encouraging the attraction and retention of employees, directors and consultants with exceptional qualifications and (c) linking employees, directors and consultants directly to shareholder interests through increased share ownership. The Plan permits the grant of incentive share options, nonstatutory share options, restricted shares, restricted share units, and share appreciation rights as the Company may determine. Under the Plan, the maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 5,000,000 Ordinary Shares, which have been reserved for issuance pursuant to the Plan.

The following paragraphs summarize the principal terms of the Plan:

Administration. The Plan may be administered by the board or a committee. The Plan is currently being administered by our Compensation Committee as the Administrator of the Plan. The Administrator has the authority to determine the specific terms and conditions of all awards granted under the Plan, including, without limitation, the number of Ordinary Shares subject to each award, the price to be paid for the award and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the Plan.

Eligibility. We may grant awards to our employees, directors and consultants.

Notice of Grant. Each award under the Plan shall be evidenced by an award agreement to be entered into by the grantee and our company, in such form as the Administrator may from time to time determine.

Conditions of Award. The Administrator shall determine the provisions, terms, and conditions of each award including, but not limited to, eligible participant, vesting schedule, and other terms and conditions that the award is subject to.

Transferability. Unless otherwise provided in the Plan or otherwise determined by the Administrator, all awards under the Plan are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.

Term of the Plan. The Plan will expire on, and no award may be granted pursuant to the Plan after, the tenth anniversary of the effective date of the Plan. Any awards that are outstanding on the tenth anniversary of the effective date will remain in force according to the terms of the Plan and the applicable award agreement.

Termination of, or Amendments to, the Plan. The board may at any time amend, alter, suspend or terminate the Plan, provided that the Company will obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with applicable laws. No termination, amendment, or modification of the Plan shall adversely affect in any material way any award previously granted pursuant to the Plan without the prior written consent of the participant. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to awards granted prior to the date of such termination.

All of the restricted shares vested immediately upon the grant date.

As of the date of this report, we have issued 1,980,000 restricted shares under the Plan and no options to purchase ordinary shares are outstanding.

C. Board Practices

Terms of Directors and Executive Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or otherwise are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the amended and restated memorandum and articles of association.

Board Composition and Committees

Board of Directors

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Solowin’s board of directors currently consists of five directors, and three of them are independent directors.

A director is not required to hold any shares in the Company to qualify to serve as a director. Solowin’s board of directors may exercise all the powers of Solowin to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third-party.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with Solowin is required to declare the nature of his interest at a meeting of the directors. Following a declaration being made, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of the Nasdaq and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee of Solowin’s board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of three directors, namely, Wing Yan Ho, Cha Hwa Chong and Ho Kuen Tam, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Cha Hwa Chong is the chairperson of our audit committee. The board of directors has also determined that Cha Hwa Chong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with Solowin’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee consists of three directors, namely, Wing Yan Ho, Cha Hwa Chong and Ho Kuen Tam, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Ho Kuen Tam is the chairperson of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to Solowin’s directors and executive officers. Solowin’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for the Company’s chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of the Company’s non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of three directors, namely, Wing Yan Ho, Cha Hwa Chong and Ho Kuen Tam, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Wing Yan Ho is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, Solowin’s directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. The directors must also exercise their powers only for a proper purpose. The directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with the memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

The functions and powers of the board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or otherwise are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the amended and restated memorandum and articles of association.

Board Diversity

The matrix below summarizes the gender and ethnic diverse attributes on our Board.

Board Diversity Matrix (as of the date of this report)
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

We had 25, 16 and 17 employees as of March 31, 2024, 2023 and 2022, respectively. As of March 31, 2024, we had a total of 25 full-time employees in Hong Kong to support our business operations. The following table sets forth the number of our employees by function as of March 31, 2024:

Function	Number of Employees	Percentage
Client Onboarding	1	4%
Compliance	1	4%
Finance and Accounting	2	8%
Management	3	12%
Operational Control and Review	2	8%
AML and CTF	1	4%
Risk Management	1	4%
Product R&D	4	16%
Human Resources and Administration	3	12%
Investment and Financing	3	12%
Business development	2	8%
Asset Management	2	8%
Total	25	100%

Solomon JFZ enters into standard labor contracts with its key employees. The labor contract with its key personnel typically includes a confidentiality covenant that requires employees to protect its confidential information during and after their employment.

None of Solomon JFZ’s employees are subject to collective bargaining agreements. As required by laws and regulations in Hong Kong, Solomon JFZ contributed to MPF under the Hong Kong Mandatory Provident Fund Schemes Ordinance. In addition, Solomon JFZ provides medical benefits to the staff. We consider Solomon JFZ’s relations with its employees to be good, and we have never experienced a strike or significant work stoppage.

As of the date of this report, Solomon Wealth has no employees.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of the Ordinary Shares as of the date of this report by (i) each of the directors and executive officers; (ii) all of the directors and executive officers as a group; and (iii) each person known to us to own beneficially more than 5% of the Ordinary Shares. Unless otherwise indicated, the business address of each of the individuals below is Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Directors and Executive Officers:
Shing Tak Tam, Chief Executive Officer and Director	0	*
Lili Liu, Chief Financial Officer	0	*
Ling Ngai Lok, Chairman(4)	4,080,000	25.53%
Tze Bun Cheng, Chief Operation Officer	0	*
Pong Ming Ting, Director of Solomon JFZ	0	*
Wing Yan Ho, Independent Director	0	*
Ho Kuen Tam, Independent Director	0	*
Cha Hwa Chong, Independent Director	0	*
All directors and executive officers as a group (8 persons)	4,080,000	25.53%

Other Principal Shareholders:
Vulcan Worldwide Holdings Limited(3)	2,960,000	18.52%
Gemini Asia Holdings Limited(4)	4,080,000	25.53%
Fortune Dynasty Global Limited(5)	3,960,000	24.78%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the Ordinary Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)	A total of 15,980,000 Ordinary Shares are considered to be issued and outstanding pursuant to SEC Rule 13d-3(d)(1) as of the date of this report.

(3)	Vulcan Worldwide Holdings Limited is incorporated in the British Virgin Islands. Xiaohang Zhang, the sole director and sole shareholder, has sole voting and investment power over the shares held by Vulcan Worldwide Holdings Limited.

(4)	Gemini Asia Holdings Limited is incorporated in the British Virgin Islands. Ling Ngai Lok, the sole director and sole shareholder, has sole voting and investment power over the shares held by Gemini Asia Holdings Limited.

(5)	Fortune Dynasty Global Limited is incorporated in the Republic of Seychelles. Xue Yao, the sole director and sole shareholder, has sole voting and investment power over the shares held by FORTUNE DYNASTY GLOBAL LIMITED.

As of the date of this report, to our knowledge, none of the outstanding Ordinary Shares are held in the United States. None of the major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years.

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Nature of relationships with related parties

Name	Relationship with the Company
Grow World LPF	Entity controlled by Mr. Lok and Ms. Yao
Grow World II LPF	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Tek Fong Group Limited	Entity controlled by Mr. Lok and Ms. Yao
Master Venus Limited	Entity controlled by Mr. Zhang, Mr. Lok and Ms. Yao
Mr. Lok	Shareholder and director of the Company
Ms. Yao	Shareholder and director of SJFZ
Mr. Shing Tak Tam (“Mr. Tam”)	Chief Executive Officer and director of the Company

Related parties’ transactions

		For the years ended March 31,
Name	Nature	2024	2023	2022
		$’000	$’000	$’000
Grow World LPF	Asset management income	10	40	-
Solomon Capital Fund SPC	Asset management income	815	349	333
Grow World II LPF	Asset management income	46	-	-
Total asset management income		871	389	333

Solomon Capital Asset Management Limited	Expense for referral of customers (included in general and administrative expenses)	-	-	59
Tuoyin Technology Limited	Expense for referral of customers (included in general and administrative expenses)	-	-	136
Tek Fong Group Limited	Expense for referral of customers (included in general and administrative expenses)	-	45	-
Mr. Lok	Expense for referral of customers (included in general and administrative expenses)	-	64	-
Mr. Tam	Expense for referral of customers (included in general and administrative expenses)	-	6	10
Ms. Yao	Expense for referral of customers (included in general and administrative expenses)	-	-	447
Total expense for referral of customers		-	115	652

Tuoyin Technology Limited	Consultancy income (included in other income)	-	-	100
Mr. Lok	Loan interest income	-	-	1

Balance with related parties

Name	Nature	As of March 31,
		2024	2023
		$’000	$’000
Grow World LPF	Receivable from customers	1	40
Grow World II LPF	Receivable from customers	19	-
Solomon Capital Fund SPC	Receivable from customers	200	269
Total receivable from customers		220	309

Solomon Capital Fund SPC	Amount due from related parties	26	36
Master Venus Limited	Amount due from related parties	-	51
Total amount due from related parties		26	87

Mr. Lok	Amount due from a director	-	28
Mr. Lok	Amount due to a director	(3)	-
Ms. Yao	Amount due to a related party	(6)	(6)

Amounts due from (to) related parties and directors are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature except for $220,000 (as of March 31, 2023: $309,000) represented asset management income receivables as of March 31, 2024.

See also Item 6 “Directors, Senior Management and Employees-B. Compensation.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See Item 18 “Financial Statements.”

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. As at the date of this report, we are not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Dividend Policy

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on the Ordinary Shares. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

Solowin’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid, or would be in violation of the relevant provisions, if any, of the Company’s amended and restated memorandum and articles of association. Even if the board of directors of Solowin decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Solowin is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its subsidiaries for its cash requirements, including any payment of dividends to its shareholders. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on the Ordinary Shares will be paid in U.S. dollars.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Solowin’s Ordinary Shares have been listed on the Nasdaq Capital Market on September 7, 2023 under the ticker symbol “SWIN.”

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s amended and restated memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of the Company’s amended and restated memorandum and articles of association and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands companies.

Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. Solowin adopted an amended and restated memorandum of association on 7 December 2022, which became effective and replaced its former articles of association in its entirety immediately prior to the completion of the initial public offering. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares. As of the date of this report, Solowin’s authorized share capital is $100,000 divided into 1,000,000,000 shares, with a par value of $0.0001 each.

Ordinary Shares. The Ordinary Shares are issued in registered form and are issued when registered in Solowin’s register of members. Solowin may not issue shares to bearer. Solowin’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of the Ordinary Shares are entitled to such dividends as may be declared by the board of directors. The amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, Solowin may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of its share premium if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to the amended and restated memorandum and articles of association, a reduction of its share capital and the winding up of the Company. The shareholders may, among other things, divide or combine their shares by ordinary resolutions.

General Meetings of Shareholders. As a Cayman Islands exempted company, Solowin is not obliged by the Companies Act to call shareholders’ annual general meetings. Its amended and restated memorandum and articles of association provide that it shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by its directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of the board of directors or by a majority of the board of directors. Advance notice of at least ten clear days is required for the convening of the annual general shareholders’ meeting (if any) and any other general meeting of the shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in the Company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. These rights may be provided in a company’s articles of association. However, Solowin’s amended and restated memorandum and articles of association do not provide its shareholders with any right to requisition a general meeting or to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of the shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by the board of directors. Notwithstanding the foregoing, the Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

The board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. The board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the directors may from time to time require is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as the board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as the board may determine.

Liquidation. On the winding up of the Company, if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If the assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by the shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Solowin may issue shares on terms that such shares are subject to redemption, at its option or at the option of the holders of these shares, on such terms and in such manner as may be determined by the board of directors. The Company may also repurchase any of its shares on such terms and in such manner as have been approved by the board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of the Company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the Company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of Solowin is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. The amended and restated memorandum and articles of association authorizes the board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

The amended and restated memorandum and articles of association also authorizes the board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The board of directors may issue preference shares without action by the shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of the Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or the corporate records. However, the amended and restated memorandum and articles of association have provisions that provide the shareholders the right to inspect the register of shareholders without charge, and to receive the annual audited financial statements.

Anti-Takeover Provisions. Some provisions of the amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that:

●	authorize the board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by the shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, the directors may only exercise the rights and powers granted to them under the memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. Solowin is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved, in the case of a shareholder scheme, by seventy-five percent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and, in the case of a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, Solowin has entered into indemnification agreements with the directors and executive officers that provide such persons with additional indemnification beyond that provided in its amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Solowin’s amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with Solowin’s amended and restated articles of association or may be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Solowin’s amended and restated articles of association do not provide its shareholders with such right. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but the amended and restated articles of association do not provide for cumulative voting. As a result, the shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Solowin’s amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of the shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under Solowin’s amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of Solowin’s amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Solowin’s amended and restated articles of association, if its share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, Solowin’s amended and restated memorandum and articles of association may only be amended with a special resolution of its shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by Solowin’s amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on its shares. In addition, there are no provisions in Solowin’s amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects-F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

D. Exchange Controls

Cayman Islands Exchange Controls

There are no exchange controls restrictions on payment of dividends, interest or other payments to the holders of our ordinary shares or on the conduct of our operations in the Cayman Islands, where we were incorporated. There are no Cayman Islands laws that impose any exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our ordinary shares. Cayman Islands law and our articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our ordinary shares.

Hong Kong Exchange Controls

Hong Kong does not impose foreign exchange controls. This means there are no restrictions on the movement of capital into or out of the territory. Individuals and businesses can freely convert and transfer currencies without government intervention. The Hong Kong Monetary Authority (HKMA) ensures that the region maintains a high degree of financial openness, facilitating a free flow of capital. This openness is a cornerstone of Hong Kong’s financial policy and contributes to its status as a major global financial hub.

The Hong Kong dollar (HKD) is pegged to the U.S. dollar (USD) within a tight range, which provides stability and predictability for foreign exchange transactions. The peg is maintained through the Linked Exchange Rate System, where the HKMA intervenes in the currency market to maintain the exchange rate within the specified range.

There are no restrictions on the repatriation of profits, dividends, interest, or capital. Foreign investors can freely repatriate their investment returns, which makes Hong Kong an attractive destination for international business and investment.

E. Taxation

The following is a general summary of certain material Cayman Islands, Hong Kong and U.S. federal income tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Ordinary Shares, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling the Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of the Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the following rates:

(i)	7.5% on the assessable profits up to HK$2,000,000; and 15% on any part of assessable profits over HK$2,000,000; and

(ii)	8.25% on the assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong such as, for example, on Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Ordinary Shares and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of the Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. Our goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by us in each category. We would be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or may become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Ordinary Shares from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. Under circumstances where our revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds the Ordinary Shares unless, in such case, we cease to qualify as a PFIC and such U.S. Holder makes a deemed sale election.

Dividends

Any cash distributions paid on the Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our Ordinary Shares are currently readily tradeable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the applicability of the lower income tax rate on dividends paid with respect to the Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on the Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to its Ordinary Shares. If a U.S. Holder makes this election with respect to the Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, although such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or exchange of the Ordinary Shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss. Such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Ordinary Shares should be treated as marketable stock at the time they are listed on Nasdaq Capital Market. We anticipate that the Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Ordinary Shares if we are or become a PFIC.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with Nasdaq Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at https://www.solomonwin.com.hk. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our company is exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses incurred on bank borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

We may invest the net proceeds we receive from the initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

We do not believe the impact of inflation on our company is material. Our operations are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 1.2% for 2024, 2% for 2023 and 1.9% for 2022.

The inflation rate is expected to stay moderate at around 2% on a year basis in Hong Kong. While the headline inflation rate was notably higher, and import prices will continue to rise notably amid high inflation in many major economies, and those of energy-related items soared further, but price pressures on other major components were broadly in check in Hong Kong.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

We do not have any American Depositary Shares.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-271525) (the “F-1 Registration Statement”) in relation to our initial public offering of 20,000,000 ordinary shares, at an initial offering price of $4.00 per ordinary share. EF Hutton, division of Benchmark Investments, LLC acted as sole book-running manager for the offering.

The F-1 Registration Statement became effective on September 6, 2023. For the period from the effective date of the F-1 Registration Statement to March 31, 2024, the total expenses incurred for the Company’s account in connection with our IPO was approximately $1.69 million, which included $0.72 million in underwriting discounts and commissions for the IPO and approximately $0.97 million in other costs and expenses. We received net proceeds of approximately $7.07 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 6, 2023, the date that the F-1 Registration Statement was declared effective by the SEC, to March 31, 2024, we used approximately $5 million of the net proceeds from our initial public offering for sales and marketing, general corporate purposes and working capital, including strategic investments and acquisitions. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Shing Tak Tam and our Chief Financial Officer, Ms. Lili Liu, of the effectiveness of the design and operation of our disclosure controls and procedures, as of March 31, 2024. Based upon, and as of the date of this evaluation, Mr. Tam and Ms. Liu, determined that, as of March 31, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, we determined that, as of March 31, 2024, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Cha Hwa Chong is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of Nasdaq. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023. Our code of ethics is also posted on the corporate governance page of our website at https://www.solomonwin.com.hk. During the fiscal year ended March 31, 2024, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended March 31,
	2024	2023
Audit Fees	$160,000	$120,000
Tax Fees	-	-
TOTAL	$160,000	$120,000

“Audit Fees” consisted of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and review of the interim financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). The percentage of services provided for which we paid audit-related fees, tax fees, or other fees that were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC was 100%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our Audit Committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this Annual Report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law, our amended and restated memorandum and articles of association. In addition, because our ordinary shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice that does not require us to seek shareholders’ approval for an equity compensation arrangement, pursuant to which stock may be acquired by officers, directors, employees, or consultants in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

Our Cayman Islands counsel has provided a relevant letter to Nasdaq certifying that under Cayman Islands law, we are not required to seek shareholders’ approval in the above circumstance.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Solowin has adopted insider trading policies and procedures on May 24, 2024 governing the purchase, sale, and other dispositions of its securities by directors, officers, and employees. These policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable U.S. federal, state and foreign securities laws. A copy of the SOLOWIN HOLDINGS Insider Trading Policy is attached as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We maintain a technology and cybersecurity program, which includes information security, as part of our overall risk management process with the aim that our information systems, including those of our suppliers and other third-parties, will be resilient, effective and capable of safeguarding against emerging risks and cybersecurity threats. We endeavor to assure our program is appropriately resourced and to attract and retain expert talent to execute it.

As to date, Hong Kong law does not impose any cybersecurity obligations on critical infrastructures. Currently, the program is based on the PRC Cybersecurity Law, aiming to comply with applicable laws and regulations. We use the PRC Cybersecurity Law as a guideline to help us identify, assess, and manage cybersecurity risks related to our business operations.

Under the PRC Cybersecurity Law, we have established preventive measures that are consistent with the national cybersecurity level. We fulfill our security obligations to protect our networks from interference, damage, or unauthorized access, and to prevent the leakage, theft, or alteration of network data. As part of our supplier risk management program, we conduct security assessments prior to engagement of high-risk suppliers and other third-party providers and have a monitoring program to evaluate ongoing compliance with our cybersecurity standards.

A key element of our technology and cybersecurity program strategy is fostering training and awareness. Our training and awareness program includes annual cybersecurity awareness training and role-based phishing tests for our employees and for third parties with access to our systems.

Our technology and cybersecurity program focuses on the defense, rapid detection and rapid remediation of cybersecurity threats and incidents. Our approach aims to deliver the control capabilities specified in the PRC Cybersecurity Law. Additionally, our program incorporates comprehensive cybersecurity policies and crisis response and management procedures, aimed at rapidly addressing, responding to, and effectively communicating about cybersecurity threats and incident.

Our cybersecurity crisis management program sets forth the items, procedures and actions we expect to address and follow in the event of a cybersecurity incident, including detection, response, mitigation and remediation. When a potential threat or incident is identified, our cyber security incident response team will assign a risk level classification and initiate the escalation and other steps called for by our plan. All incidents that are initially assessed by the cybersecurity incident response team as potentially high-risk are escalated promptly to our Chief Financial Officer, who will determine whether and what elements of our cybersecurity crisis response and management plan should be activated, including escalation to other senior management. Our Chief Financial Officer will inform our board of directors of cybersecurity incidents, as appropriate, considering a variety of factors, including financial, operational, legal or reputational impact.

Our program’s maturity and operational readiness are regularly evaluated by independent experts using the PRC Cybersecurity Law’s cybersecurity framework and penetration tests that are consistent with the national cybersecurity level. Our program, and the results of these independent evaluations and testing, are regularly reviewed by our senior management and members of our board of directors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

The Hong Kong Government recently tabled a legislative proposal to regulate the cybersecurity obligations of critical infrastructure operators to the Legislative Council Panel on Security for consultation on July 2, 2024. Upon the Panel consultation, the Government will further consult relevant industry sectors on the legislative proposals over a one-month period. According to the current timetable, the relevant bill has been included in the 2024 Legislative Program. This signifies the imminent enactment of Hong Kong’s first cybersecurity legislation. We will review and update the program based on the Hong Kong Cybersecurity Law as soon as possible to comply with applicable laws and regulations.

Risk Governance

We are committed to appropriate cybersecurity governance and oversight.

Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

For additional information on our cybersecurity risks, please see Item 3 “Key information-D. Risk Factors

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
2.1	Description of Rights of Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of March 31, 2024
4.1	Form of Indemnification Agreement between the registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
4.2	Form of Employment Agreement between the registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
4.3	English Translation of Technical Service Agreement between Hundsun Ayers Technologies Limited and Solomon JFZ (Asia) Holdings Limited, dated January 11, 2021 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
4.4

English Translation of Technology Services Framework Agreement between Hundsun Ayers Technologies Limited and Solomon JFZ (Asia) Holdings Limited, dated January 11, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)

4.5	English Translation of Software and Market Data Agreement between Link Software (Hangzhou) Co., Ltd. and Solomon JFZ (Asia) Holdings Limited, dated January 22, 2021 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
4.6	English Translation of Securities Account Opening System CA Certification Service Agreement between Link Software (Hangzhou) Co., Ltd. and Solomon JFZ (Asia) Holdings Limited, dated February 23, 2021 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
4.7	Office Tenancy Agreement between Wide Harvest Investment Limited and Solomon JFZ (Asia) Holdings Limited, dated December 20, 2022 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
4.8	Form of Loan Agreement between Ling Ngai Lok and Solomon JFZ (Asia) Holdings Limited (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
4.9	SOLOWIN HOLDINGS 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form S-8 (File No. 333-275337) filed with the Securities and Exchange Commission on November 6, 2023)
4.10	Membership Interest Purchase Agreement, by and among SOLOWIN HOLDINGS, Cambria Capital, LLC and Cambria Asset Management, Inc., dated March 5, 2024 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on March 6, 2024)
8.1	List of the registrant’s subsidiaries
11.1	Code of Ethics of the registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the Securities and Exchange Commission on April 28, 2023)
11.2	Insider Trading Policy of the registrant
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from WWC, P.C., Independent Registered Public Accounting Firm
97.1	Clawback Policy of the registrant
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 26, 2024	SOLOWIN HOLDINGS

/s/ Shing Tak Tam
Shing Tak Tam
Chief Executive Officer

SOLOWIN HOLDINGS

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Solowin Holdings

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Solowin Holdings and its subsidiaries (collectively the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2022.

San Mateo, California

July 26, 2024

SOLOWIN HOLDINGS

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	As of March 31,
	2024	2023
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	2,140	1,925
Cash segregated for regulatory purpose	5,111	5,589
Receivables from:
Customers, net of allowance for expected credit losses of $516,000 and $223,000 as of March 31, 2024 and 2023, respectively	2,668	970
Customers - related parties, net of allowance for expected credit losses of $59,000 and nil as of March 31, 2024 and 2023	220	309
Brokers-dealers and clearing organizations, net of allowance for expected credit losses of $15,000 and nil as of March 31, 2024 and 2023	664	303
Prepaid expenses and other current assets, net	1,392	513
Loan receivables, net of allowance for expected credit losses of $410,000 and nil as of March 31, 2024 and 2023	574	-
Amount due from a director	-	28
Amount due from related parties	26	87
Total current assets	12,795	9,724

Non-current assets:
Investment in an associate	254	-
Property and equipment, net	150	32
Right-of-use assets, net	1,057	251
Intangible assets, net	77	64
Refundable deposits	618	156
Prepaid expenses, net	450	-
Total non-current assets	2,606	503
TOTAL ASSETS	15,401	10,227

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables to customers	5,111	6,346
Accruals and other current liabilities	232	163
Contract liabilities	-	120
Income taxes payable	55	-
Lease liabilities - current	631	156
Amount due to a director	3	-
Amount due to a related party	6	6
Total current liabilities	6,038	6,791

Non-current liabilities:
Lease liabilities - non-current	439	95
Total non-current liabilities	439	95
TOTAL LIABILITIES	6,477	6,886

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares (US$0.0001 par value per share; 1,000,000,000 shares authorized; 15,500,000 and 12,000,000 shares issued and outstanding as of March 31, 2024 and 2023)*	1	1
Additional paid-in capital	14,908	4,785
Accumulated losses	(5,984)	(1,428)
Accumulated other comprehensive losses	(1)	(17)
Total shareholders’ equity	8,924	3,341

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,401	10,227

*	Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000
Revenues
Securities brokerage commissions and handling income	51	74	1,844
Investment advisory fees	2,860	2,515	728
Corporate consultancy service income	120	951	-
Asset management income - related parties	871	389	333
Interest income	128	27	351
Referral income	261	497	-
Total revenues	4,291	4,453	3,256

Expenses
Marketing and promotion expenses	927	329	51
Marketing and promotion expenses - related parties	-	115	652
Commission and handling expenses	15	7	1,370
Professional fee	774	371	199
Information technology expenses	383	439	332
Office expenses	342	227	231
Allowance for expected credit losses	854	18	99
Employee benefits expenses	5,043	1,289	944
Interest expenses	-	-	229
Share of results of an associate	3	-	-
Other general and administrative expenses	383	370	325
Total expenses	8,724	3,165	4,432

Other income
Interest income	29	-	1
Other income	3	61	196
Total other income	32	61	197

(Loss) income before income tax expense	(4,401)	1,349	(979)

Income tax expense	155	-	-

Net (loss) income	(4,556)	1,349	(979)

Other comprehensive (loss) income
Foreign currency translation adjustment	16	(8)	(5)
Total comprehensive (loss) income	(4,540)	1,341	(984)

Basic and diluted net (loss) income per share*	(0.33)	0.11	(0.09)
Weighted average number of shares outstanding - basic and diluted*	13,724,658	12,000,000	10,364,300

*	Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	Ordinary shares			Additional		Accumulated other	Total
	Number of shares*	Amount		paid-in capital	Accumulated losses	comprehensive losses	shareholders’ equity
		$’000		$’000	$’000	$’000	$’000
Balance as of April 1, 2021	8,081,300	1		3,265	(1,798)	(4)	1,464
Shareholders’ contribution	3,918,700	-	**	1,520	-	-	1,520
Foreign currency translation adjustment	-	-		-	-	(5)	(5)
Net loss	-	-		-	(979)	-	(979)

Balance as of March 31, 2022	12,000,000	1		4,785	(2,777)	(9)	2,000
Foreign currency translation adjustment	-	-		-	-	(8)	(8)
Net income	-	-		-	1,349	-	1,349

Balance as of March 31, 2023	12,000,000	1		4,785	(1,428)	(17)	3,341
Issuance of ordinary shares through public offering, net	2,000,000	-	**	6,313	-	-	6,313
Share based compensations	1,500,000	-	**	3,810	-	-	3,810
Foreign currency translation adjustment	-	-		-	-	16	16
Net loss	-	-		-	(4,556)	-	(4,556)

Balance as of March 31, 2024	15,500,000	1		14,908	(5,984)	(1)	8,924

*	Retrospectively restated for effect of share reorganization (see Note 1)

**	Less than US$1,000

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000
Cash flows from operating activities:
Net loss (income)	(4,556)	1,349	(979)
Adjustment to reconcile net (loss) income to cash used in operating activities:
Amortization of intangible assets	7	-	-
Depreciation of property and equipment	23	18	19
Allowance for expected credit losses	854	18	99
Share based compensations	3,810	-	-
Share of results of an associate	3	-	-
Interest income from loan to a third party	(26)	-	-
Lease expense	257	168	171
Change in operating assets and liabilities:
Change in receivables from customers	(2,038)	(1,050)	(79)
Change in receivables from brokers-dealers and clearing organizations	(376)	(101)	(110)
Change in refundable deposits	(462)	2	(48)
Change in prepaid expenses and other current assets	(1,656)	(125)	(3)
Change in amount due from a director	28	2	-
Change in loan to a director	-	176	-
Change in payables to customers	(1,235)	(941)	(4,690)
Change in contract liabilities	(120)	120	-
Change in accruals and other current liabilities	69	89	53
Change in income taxes payable	55	-	-
Change in lease liabilities	(244)	(168)	(171)
Cash used in operating activities	(5,607)	(443)	(5,738)

Cash flows from investing activities
Purchase of intangible assets	(20)	-	-
Purchase of property and equipment	(141)	(8)	(17)
Acquisition of an associate	(257)	-	-
Repayment of loan to a director	-	233	131
Loan to a third party	(958)	-	-
Cash (used in) provided by investing activities	(1,376)	225	114

Cash flows from financing activities
Proceeds from shareholders’ contribution	-	-	1,520
Net proceeds from initial public offering (“IPO”)	7,065	-	-
Payment for IPO costs	(409)	(343)	-
Advance to related parties	61	(4)	(64)
Repayment from a director	-	-	4
Advance from a related party	-	6	-
Advance from a director	3	-	-
Cash provided by (used in) financing activities	6,720	(341)	1,460

Net change in cash, cash equivalents and cash segregated for regulatory purpose	(263)	(559)	(4,164)
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the year	7,514	8,073	12,237
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the year	7,251	7,514	8,073

Supplementary cash flows information
Cash paid for interest	-	-	229
Cash received from interest	29	-	1
Cash paid for income taxes	101	-	-

Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,044	313	-

	As of March 31,
	2024	2023	2022
	$’000	$’000	$’000
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	2,140	1,925	977
Cash segregated for regulatory purpose	5,111	5,589	7,096
Total cash, cash equivalents and cash segregated for regulatory purpose	7,251	7,514	8,073

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Solowin Holdings (collectively the “Company”) is a company incorporated in Cayman Islands with limited liability on July 23, 2021. The Company is an investment holding company.

Solomon JFZ (Asia) Holdings Limited (“SJFZ”) was incorporated on July 25, 2016. SJFZ is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management).

On December 4, 2023, as a part of the strategic expansion into the private wealth management business, the Company formed a new wholly owned subsidiary, Solomon Private Wealth Limited, under the laws of Hong Kong.

The Company together with its subsidiaries (collectively the “Group”) are primarily engaged in providing securities brokerage, investment advisory service, corporate consultancy service and asset management service in Hong Kong.

Details of the Company and its subsidiaries are set out in the table as follows:

	Date of	Percentage of effective ownership March 31,		Place of
Name	incorporation	2024	2023	incorporation	Principal activities
Solowin Holdings	July 23, 2021	N/A	N/A	Cayman Islands	Investment holding
Solomon JFZ (Asia) Holdings Limited	July 25, 2016	100%	100%	Hong Kong	Securities dealings and brokerage; advising on securities; corporate consultancy services; and asset management services
Solomon Private Wealth Limited	December 4, 2023	100%	N/A	Hong Kong	Wealth management and financial planning services

Reorganization

Previous to a group reorganization (the “Group Reorganization”), both the Company and Master Venus Limited (the “Predecessor Parent Company”), a company incorporated in Samoa, were ultimately owned 33% by Ms. Xue Yao (“Ms. Yao”), 34% by Mr. Ling Ngai Lok (“Mr. Lok”) and 33% by Mr. Xiaohang Zhang (“Mr. Zhang”).

Pursuant to the Group Reorganization to rationalize the structure of the Company and its subsidiary in preparation for the listing of the shares, the Company becomes the holding company of SJFZ on October 17, 2022, which involves the transfer of the entire equity interest of SJFZ by the Predecessor Parent Company. The Company, together with its wholly-owned subsidiary, is effectively controlled by the same controlling shareholders, i.e., ultimately held as to 33% by Ms. Yao, 34% by Mr. Lok and 33% by Mr. Zhang, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiary has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of (loss) income and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the years ended March 31, 2024 and 2023, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of March 31, 2024 and 2023 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

On December 7, 2022, the Company’s shareholders and Board of Directors approved to amend the authorized share capital from US$10,000, divided into 10,000 ordinary shares of a par value of US$1 per share, to US$100,000, divided into 1,000,000,000 ordinary shares of a par value of US$0.0001 per share. The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. On the same day, the shareholders of the Company surrendered 488,000,000 ordinary shares of US$0.0001 par value each for no consideration. The issued and outstanding shares of the Company changed from 500,000,000 to 12,000,000. As a result, the Company had 1,000,000,000 authorized shares, par value of US$0.0001, of which 12,000,000 shares were issued and outstanding as of March 31, 2023.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Cont)

Initial Public Offering

On September 6, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, US$0.0001 par value per share at an offering price of US$4.00 per share for a total of US$8,000,000 in gross proceeds. The Company raised total net proceeds of US$7,065,000, which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on September 7, 2023 under the symbol “SWIN”.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, useful lives and impairment for investment in an associate, property and equipment and intangible assets, fair value of financial instruments, share based compensations and contingencies. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying audited consolidated financial statements are presented in United States dollars (“$”). The functional currency of the Company is $ and the functional currency of the Company’s subsidiaries is the Hong Kong Dollars (“HKD”). The Company’s assets and liabilities are translated into $ from HKD at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of March 31,
	2024	2023
Year-end spot rate	7.8257	7.8496

	For the years ended March 31,
	2024	2023	2022
Average rate	7.8243	7.8383	7.7843

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, cash segregated for regulatory purpose, receivables from customers, brokers-dealers and clearing organizations, other current assets, loan receivables, amount due from (to) a director, amount due from (to) related parties, payables to customers, accruals and other current liabilities and contract liabilities has determined that the carrying value approximates their fair values. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less. The Company’s cash is held at well capitalized financial institutions, but they are not Federal Deposit Insurance Corporation (“FDIC”) insured. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Cash segregated for regulatory purpose

The balance of cash segregated for regulatory purpose represents the bank balance that the Company held on behalf of customers. The Company maintains segregated bank accounts with authorized institutions to hold customers’ monies arising from its normal course of business. The Company’s cash segregated for regulatory purpose is held at well capitalized financial institutions, but they are not FDIC insured. The segregated customers account balance is restricted for customer transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance. The Company has classified such segregated customers account balances as cash segregated for regulatory purpose and recognized the corresponding accounts payable to the respective customers under the liabilities section. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash segregated for regulatory purpose.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Receivables from customers and broker-dealers and clearing organizations

Receivables from customers arise from (i) the business of dealing in investment securities for cash customers; (ii) investment advisory business; (iii) corporate consultancy business; and (iv) asset management business.

Receivables from broker-dealers and clearing organizations arise from the business of investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

The balance of receivables from customers related to the Company’s customer in (i) trading activities; (ii) rendering the investment advisory services; (iii) rendering the corporate consultancy services; and (iv) rendering the asset management services.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current economic trends.

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers, broker-dealers and clearing organizations. As of March 31, 2024 and 2023, no receivables from customers and broker-dealers are past due or delinquent based on the repayment history of customers, broker-dealers and clearing organizations. As of March 31, 2024 and 2023, no receivables from clearing organizations are past due or delinquent as the receivables are normally being settled within two days after the trade execution.

The Company regularly reviews the adequacy and appropriateness of the allowance for expected credit losses. The receivables are written off after all collection efforts have ceased. The receivables from customers related to trading activities are secured in the form of underlying equity securities. The Company is entitled to dispose such collateral held on behalf of the customers for the purpose of settling any liability owed. The Company applies the practical expedient based on collateral maintenance provisions under ASC 326, Financial Instruments – Credit Losses, in estimating an allowance for credit losses for receivables from customers. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral’s fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. As of March 31, 2024 and 2023, the allowance for expected credit losses on receivables from customers were $575,000 and $223,000, and the allowance for expected credit losses on receivables from broker-dealers and clearing organizations were $15,000 and nil, respectively.

Recently adopted accounting pronouncements – allowance for expected credit losses

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective April 1, 2023, the first day of the Company’s fiscal year, using the modified retrospective method for all financial assets in scope. The adoption of this guidance did not materially impact on the net earnings and financial position and has no impact on the cash flows.

Prepaid expenses and other current assets, net

Prepayments and other current assets consist of cash advanced to suppliers for purchasing goods or services that have not been received or provided to the Company and prepayments to professional parties and marketing companies. Cash advanced to suppliers is refundable and bears no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, SEC filing and print related costs. As of March 31, 2024, all the IPO costs was charged against the gross proceeds upon the completion of IPO on September 6, 2023. As of March 31, 2023, the Company recorded a charge of $343,000 related to the IPO.

Refundable deposit

As a clearing member firm of HKEx, the Company is exposed to clearing member credit risk.

HKEx requires member firms to deposit cash to a clearing fund. If a clearing member defaults in its obligations to clearing organizations in an amount larger than its own margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of the other clearing members. HKEx has the authority to assess their members for additional funds if the clearing fund is depleted. A large clearing member default could result in a substantial cost if the Company is required to pay such additional funds.

Rental deposits represent security payments made to lessors for the Company’s lease agreements entered. The Company made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Company.

Loan receivables

Loan receivables are recognized when the Company, as a lender, provides the loan to borrowers as per the loan agreement. Loan receivables are initially measured at the amount of the loan provided. Subsequent to initial recognition, loan receivables are measured at amortized cost using the effective interest method, which includes the recognition of interest income less any allowance for expected credit losses.

As of March 31, 2024 and 2023, the allowance for expected credit losses on loan receivables were $410,000 and nil, respectively.

Investment in an associate

An associate is an entity over which the Company has significant influence, but not control or joint control, over the financial and operating policies of the entity. Significant influence is presumed to exist when the Company holds 20% or more of the voting power of another entity. The Company accounts for its investment in an associate using the equity method.

On acquisition of the investment, any excess of the cost of the investment over the Company’s share of the net fair value of the investee’s identifiable assets and liabilities represents goodwill and is included in the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the Company’s share of the associate’s profit or loss in the period in which the investment is acquired.

Under the equity method, the investment in an associate is carried at cost plus post-acquisition changes in the Company’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in an associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within “Share of results of an associate” in the consolidated statements of (loss) income and comprehensive (loss) income.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the item to its present working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of (loss) income and comprehensive (loss) income in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Property and equipment, net (Cont)

Depreciation is provided to write off the cost of items of property and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight-line method, at the following estimated useful lives:

Furniture and fixtures	5 years
Office equipment	5 years
Computer equipment	3.3 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of (loss) income and comprehensive (loss) income in the year the asset is derecognized.

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of the trading platform system and eligibility rights to trade on or through HKEx. The trading platform system is considered by the management as having a finite useful life of two years. Accordingly, the trading platform system is amortized on a straight-line basis over two years. The estimated useful life and amortization method of an intangible asset with finite life are reviewed at the end of each reporting period, with the effect of any changes in estimated being accounted for on a prospective basis. Management has determined that trading rights have indefinite useful lives. These trading rights are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2024, 2023 and 2022.

Payables to customers

Payables to customers arise from the business of dealing in investment securities. Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers.

Contract liabilities

Contract liabilities arise from corporate consultancy services. The Company is entitled to receive an upfront payment upon signing the financial advisory contract as contract liabilities. These payments are non-refundable and contract liabilities will be recognized as revenue in future periods when the Company completes its performance obligations based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the financial advisory contract.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of March 31, 2024 and 2023.

Revenue recognition

In May 2014, the FASB issued Topic 606, “Revenue from Contracts with Customers”. This topic clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP. Simultaneously, this topic supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenue recognition (Cont)

The Company currently generates its revenue from the following main sources:

Securities brokerage commissions and handling income

Securities brokerage commission income generated by provision of securities brokerage services of executing trades to customers, who are individual customers or brokers, and is recognized at a point in time (trade date) when the performance obligation has been satisfied by the completion of trades and the risks and rewards of ownership have been transferred to/from the customer. The Company acts as an agent. The transaction price is a variable consideration as the price is determined by a fixed percentage of transaction amounts. Commission fees are directly charged from the customer’s account when the transactions are executed.

Handling income generated from providing services such as settlement (clearing) of securities, new share subscription services in relation to IPOs and dividend collection, to individual customers or brokers. Securities settlement service income is recognized at a point in time when the transactions are completed. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully submitting IPO subscription to banks on behalf of customers. New share subscription handling income is fixed per IPO subscription order and no variable consideration in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Dividend collection handling income is charged at fixed percentage of dividend collected and therefore the transaction price is a variable consideration as the price is determined to be a fixed percentage of dividend amount. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed.

Investment advisory service income

Investment advisory income are recognized when the relevant advice has been provided or the relevant services have been rendered. The Company enters into a distinct contract with its customers as a principal for the provision of investment advisory services. The Company provides customers with global economic information, industry analysis, investment recommendations and portfolio allocation strategies. The Company concludes that each monthly investment advisory service is both (1) distinct and (2) it meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly investment advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Company recognizes revenues from investment advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. The Company issues invoices to customers quarterly and the contractual payment terms are typically due no more than 30 days from invoicing.

Corporate consultancy service income

Corporate consultancy service income generated by acting as financial advisers (a) to customers, including but not limited to listed companies or companies planning for IPO, advising on the terms and structures of the proposed corporate transactions, or the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies; and (b) to customers pursuing listing on other stock exchange, such as Nasdaq Stock Market, in return for consultancy service fee.

The Company enters into a distinct contract with its customers for the provision of corporate consultancy services. The scope of work under consultancy services can vary from project to project and generally involves a series of tasks which are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task. Therefore, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

The transaction price might be variable even when the stated price in the contract is fixed because the Company may be entitled to upfront payment only when the contract is lapsed before completion of consultancy services. Payment is typically made in installments, with an upfront payment received upon signing the contract and subsequent payments made based on the completion of specific service stages as outlined in the contract between the Company and the customer. The transaction price and payment terms are stated in the contract for each individual engagement.

Corporate consultancy service income received from customers is non-refundable and the Company is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the consultancy service contract.

There were no contract asset balances as of March 31, 2024 and 2023. As of March 31, 2024 and 2023, the contract liability balances were nil and $120,000, respectively, which were generated from corporate consultancy service.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Revenue recognition (Cont)

Asset management service income

Revenue from asset management is primarily in connection with (i) services as an investment manager or an advisor from funds or investments; and (ii) fund subscription services to customers. The Company rendered management services to individual customers as a principal, which are recorded over the period of service provided. Asset management service fee is charged by the Company to funds monthly and collected directly out of custodial accounts. The Company acts as a principal to provide asset management services directly to individual customers. The services include market research, asset allocation, equity selection, regular portfolio oversight, risk reassessment and rebalancing as needed. The Company charges customers management fees at a fixed percentage of asset value under management in accordance with the agreement. The fee is due and paid within the specified terms of payment. The transaction price is a variable consideration as the price is determined to be a fixed percentage of asset value.

Performance fees are accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated on an annual basis. Performance fees are a form of variable consideration. The Company recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Company.

Subscription fees charged to fund subscriber for subscription of funds are recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges fund subscription fee at fixed rate with reference to size of subscription amount to fund subscriber through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

Interest income

The Company earns interest income primarily from its rolling cash balance accounts or IPO financing offered by the Company to customers in relation to the securities brokerage services. Revenue is recognized over the period that the rolling cash balance account or IPO financing are outstanding. The Company offers rolling cash balance account or IPO financing to individual customers as a principal. Interest income is directly charged at fixed percentage over the financing amount from the customer’s account when customers repay the balance account or principal amount of IPO financing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

Referral income

Referral income generated by provision of referral services by acting as agent to corporate customers or brokers. The Company refers investors to corporate customers or brokers and earns referral income. The Company enters into a distinct referral agreement with corporate customers or brokers for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction, either IPO or fund raised in other fundraising activities. Revenue from providing referral services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO or fundraising activities.

Other income

Interest income is mainly generated from loan to third party, savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Government subsidies

Government subsidies are recognized as income over periods necessary to match them with the related costs they are intended to compensate, on a systematic basis when there is reasonable assurance that the Company will comply with the conditions attaching of them, such as the Company is required to stay in the same level of employment, are fulfilled and the subsidies will be received. A government subsidy that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company, with no future related costs or obligations, is recognized as income of the period in which it becomes receivable.

During the years ended March 31, 2024, 2023 and 2022, the Company recognized government subsidies of $3,000, $49,000 and nil, respectively, in other income.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Commission and handling expenses

Commission and handling expenses for executing and/or clearing transactions are accrued on a trade-date basis and are expensed as incurred.

General and administrative expenses

General and administrative expenses mainly consist of staff cost, lease expense, office supplies and upkeep expenses, legal and professional fees, and other miscellaneous administrative expenses.

Leasing

The Company is a lessee of non-cancellable operating leases for offices. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and liabilities.

The Company may recognize the lease payments in the consolidated statements of (loss) income and comprehensive (loss) income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2024, 2023 and 2022, the Company did not have any impairment loss against its operating lease right-of-use assets.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expenses of $38,000, $31,000 and $29,000 for the years ended March 31, 2024, 2023 and 2022, respectively.

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. For the years ended March 31, 2024, 2023 and 2022, there were temporary differences of US$9,000, US$16,000 and nil, respectively. As of March 31, 2024 and 2023, no deferred tax asset or liability recognized.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Income taxes (Cont)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2024, 2023 and 2022.

(Loss) earnings per share

The Company computes net (loss) earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net (loss) earnings per share (“EPS”) on the face of the consolidated statements of (loss) income and comprehensive (loss)income. Basic EPS is computed by dividing income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of March 31, 2024 and 2023.

Share based compensations

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share based compensations cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In June 2016, the FASB issued Accounting Standards Update No. 2016 - 13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016 - 13”). ASU 2016 - 13 added a new impairment model (known as the CECL model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, accounts receivables, notes receivables, loans receivable, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As an emerging growth company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted the new standard effective April 1, 2023, which didn’t have a material impact on the consolidated financial statements.

New accounting standards not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Recent accounting pronouncements (Cont)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statements of (loss) income and comprehensive (loss) income and statements of cash flows.

3. SEGMENT INFORMATION

The Company has four reportable segments: securities related services, investment advisory services, asset management services and corporate consultancy services. Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The securities related services segment generated commission and handling income by offering securities dealing and brokerage services, securities underwriting and placing services, IPO subscription and other financing services. The investment advisory services segment generated income when the relevant investment advice services have been provided or the relevant services have been rendered. The corporate consultancy services segment generated income when the relevant corporate consultancy services have been provided. The asset management services segment generated asset management fee, performance fee and fund subscription fee by providing asset management services. All assets of the Company are located in Hong Kong and all revenues are all generated in Hong Kong.

Key financial performance measures of the segments are as follows:

Year ended March 31, 2024

	Securities related services segment	Investment advisory services segment	Asset management services segment	Corporate consultancy services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues - excluding interest income	312	2,860	871	120	-	4,163
Revenues - interest income	128	-	-	-	-	128
Total revenues	440	2,860	871	120	-	4,291

Commission and handling expenses	(15)	-	-	-	-	(15)
General and administrative expenses	(387)	-	52	-	(1,517)	(1,852)
Marketing and promotion expenses	-	-	-	-	(927)	(927)
Allowance for expected credit losses	(364)	(21)	(59)	-	(410)	(854)
Depreciation of property and equipment	-	-	-	-	(23)	(23)
Amortization of intangible assets	-	-	-	-	(7)	(7)
Employee benefits expenses	-	-	-	-	(5,043)	(5,043)
Share of results of an associate	-	-	-	-	(3)	(3)
Total expenses	(766)	(21)	(7)	-	(7,930)	(8,724)

Interest income	-	-	-	-	29	29
Other income	-	-	-	-	3	3
Total other income	-	-	-	-	32	32

(Loss) income before income tax expense	(326)	2,839	864	120	(7,898)	(4,401)

Total assets	7,851	619	246	-	6,685	15,401
Total liabilities	(5,136)	-	-	-	(1,341)	(6,477)

Net assets (liabilities)	2,715	619	246	-	5,344	8,924

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Cont)

Year ended March 31, 2023

	Securities related services segment	Investment advisory services segment	Asset management services segment	Corporate consultancy services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues - excluding interest income	571	2,515	389	951	-	4,426
Revenues - interest income	27	-	-	-	-	27
Total revenues	598	2,515	389	951	-	4,453

Commission and handling expenses	(7)	-	-	-	-	(7)
General and administrative expenses	(493)	(2)	(1)	-	(893)	(1,389)
Marketing and promotion expenses	(6)	(108)	-	-	(330)	(444)
Allowance for expected credit losses	(18)	-	-	-	-	(18)
Depreciation of property and equipment	-	-	-	-	(18)	(18)
Employee benefits expenses	-	-	-	-	(1,289)	(1,289)
Total expenses	(524)	(110)	(1)	-	(2,530)	(3,165)

Other income	-	-	1	-	60	61

Income (loss) before income tax expense	74	2,405	389	951	(2,470)	1,349

Total assets	6,068	320	345	600	2,894	10,227
Total liabilities	(6,349)	-	-	(120)	(417)	(6,886)

Net assets (liabilities)	(281)	320	345	480	2,477	3,341

Year ended March 31, 2022

	Securities related services segment	Investment advisory services segment	Asset management services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000

Revenues - excluding interest income	1,844	728	333	-	2,905
Revenues - interest income	351	-	-	-	351
Total revenues	2,195	728	333	-	3,256

Commission and handling expenses	(1,370)	-	-	-	(1,370)
General and administrative expenses	(408)	-	(35)	(625)	(1,068)
Marketing and promotion expenses	(40)	(446)	(195)	(22)	(703)
Allowance for expected credit losses	(99)	-	-	-	(99)
Depreciation of property and equipment	-	-	-	(19)	(19)
Employee benefits expenses	-	-	-	(944)	(944)
Interest expenses	(229)	-	-	-	(229)
Total expenses	(2,146)	(446)	(230)	(1,610)	(4,432)

Other income	15	-	4	177	196
Interest income	-	-	-	1	1
Total other income	15	-	4	178	197

Income (loss) before income tax expense	64	282	107	(1,432)	(979)

Total assets	7,354	112	122	1,871	9,459
Total liabilities	(7,318)	-	-	(141)	(7,459)

Net assets	36	112	122	1,730	2,000

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT IN AN ASSOCIATE

On March 5, 2024, the Company (as the buyer) entered into a membership interest purchase agreement with Cambria Capital, LLC (“Cambria Capital”), a Utah limited liability company and broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”), and Cambria Asset Management, Inc., a Nevada corporation, the sole owner of the Cambria Capital. Pursuant to the agreement, the Company will purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000, subject to the satisfaction or waiver of the conditions precedent set forth in the membership interest purchase agreement. The transaction will be completed through two closings, the first of which consists of the payment of $200,000 in exchange for an acquisition of 24.9% of Cambria Capital’s membership interests.

The parties have closed the acquisition of the 24.9% interest on March 25, 2024 and are working on a continuing membership application requesting approval for a change of ownership, control, or business operations to be filed with FINRA in accordance with FINRA Rule 1017 (the “Rule 1017 Application”). In the event that FINRA approves the Rule 1017 Application and Cambrian Capital’s application to conduct firm commitment underwritten offerings, The Company will have the right to consummate the second closing, pursuant to which The Company will pay $500,000 in exchange for the remaining 75.1% of the membership interests in Cambria Capital. As of the date these consolidated financial statements are available, the transaction was not completed.

The Company’s investment in an associate is summarized below:

As of March 31,
2024
$’000
Beginning balance	-
Cost of acquisition	257
Share of post-acquisition loss	(3)
Ending balance	254

The following table illustrates the summarized unaudited financial information of the Company’s associate as of March 31, 2024 (and not the Company’s share of those amounts), adjusted for difference in accounting policies between the Company and the associate, if any.

As of March 31,
2024
$’000
Current assets	376
Non-current assets	1
Current liabilities	(61)
Net assets of the associate	316

Revenue	92
Loss for the year	(167)

Reconciliation of the summarized financial information presented to the carrying amount of the Company’s investment in the associate is as follows:

As of March 31,
2024
$’000
Net assets	316

Group’s equity interest	24.9%
Group share of net assets	79
Goodwill	175
Carrying value	254

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of March 31,
	2024	2023
	$’000	$’000
Leasehold improvement	106	33
Computers equipment	64	41
Furniture and fixtures	48	6
Office equipment	6	3
Less: accumulated depreciation	(74)	(51)
Property and equipment, net	150	32

Depreciation expense for the years ended March 31, 2024, 2023 and 2022, was $23,000, $18,000 and $19,000, respectively.

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for corporate office in Hong Kong. The Company’s ROU assets and operating lease liabilities recognized in the consolidated balance sheets consist of the following:

	As of March 31,
	2024	2023
	$’000	$’000
Operating lease ROU assets	1,057	251

	As of March 31,
	2024	2023
	$’000	$’000
Operating lease liabilities
Current portion	631	156
Non-current portion	439	95
Total	1,070	251

	As of March 31,
	2024	2023
Operating leases:
Weighted average remaining lease term (years)	2	2
Weighted average discount rate	5.83%	5. 38%

During the years ended March 31, 2024, 2023 and 2022, the Company incurred lease expense of approximately $257,000, $168,000 and $171,000, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of March 31, 2024 is as follows:

Operating leases
$’000

Year ending March 31, 2024	674
Year ending March 31, 2025	450
Total undiscounted lease obligations	1,124
Less: imputed interest	(54)
Lease liabilities recognized in the consolidated balance sheet	1,070

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of March 31,
	2024	2023
	$’000	$’000
Trading rights	64	64
Trading platform system	20	-
Less: accumulated amortization	(7)	-
Intangible assets, net	77	64

Amortization expense for the years ended March 31, 2024, 2023 and 2022, was $7,000, nil and nil, respectively.

8. RECEIVABLES FROM CUSTOMERS AND BROKER-DEALERS AND CLEARING ORGANIZATION, NET

Receivables from customers and broker-dealers and clearing organizations, net comprised the following:

	As of March 31
	2024	2023
	$’000	$’000
Receivables from:
Customers	3,463	1,502
Brokers-dealers and clearing organizations	679	303
Sub-total	4,142	1,805
Less: allowance for expected credit losses	(590)	(223)
Total	3,552	1,582

The movement of the allowance for expected credit losses for receivables from customers and broker-dealers and clearing organizations was as follows:

	As of March 31
	2024	2023
	$’000	$’000
Beginning balance	223	205
Allowance for expected credit losses recognized	444	18
Write-offs	(77)	-
Ending balance	590	223

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2024	2023
	$’000	$’000

Current
Prepaid professional fee (note a)	460	72
Prepaid information technology expenses	30	60
Prepaid office expenses	82	29
Prepaid marketing expenses (note b)	813	-
Deferred IPO costs	-	343
Others	7	9
Total prepaid expenses and other current assets, net - current	1,392	513

Non-current
Prepaid professional expenses (note a)	450	-
Total prepaid expenses - non-current	450	-

Note:

(a)	Prepaid professional fee are virtual asset business solutions consultancy fee advanced to the advisors. The service is expected to be provided from year 2024 to year 2028.

(b)	Prepaid marketing expenses are associated with marketing, branding creation, and AI video production services that are paid for in advance to marketing firms.

10. LOAN RECEIVABLES, NET

	As of March 31
	2024	2023
	$’000	$’000

Loan to a third party (including interest receivable of $26,000)	984	-
Less: allowance for expected credit losses	(410)	-
Total	574	-

On October 18, 2023, the Company (as the lender) entered into a loan agreement with a Hong Kong company (as the borrower), which is an independent third party of the Company, pursuant to which the Company agreed to provide a 1-year loan of HK$7,500,000 (equivalent to approximately US$958,000) to the borrower for its current activities, with a fixed interest of HK$400,000 (equivalent to approximately US$51,000) which is due in full upon repayment of the loan on the maturity date of October 17, 2024. As of March 31, 2024, the net carrying amount of the loan receivables was $574,000, which included an interest receivable of $26,000. The loan had been fully repaid and settled in July 2024.

Interest income for the loan receivables for the years ended March 31, 2024, 2023 and 2022 was $26,000, nil and nil, respectively.

The movement of the allowance for expected credit losses for loan receivables was as follows:

	As of March 31
	2024	2023
	$’000	$’000
Beginning balance	-	-
Allowance for expected credit losses recognized	410	-
Ending balance	410	-

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of March 31,
	2024	2023
	$’000	$’000

Accrued payroll and welfare expenses	8	5
Accrued professional fee	156	136
Other accruals and payables	68	22
Total	232	163

12. SHAREHOLDERS’ EQUITY

On September 6, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, US$0.0001 par value per share at an offering price of US$4.00 per share for a total of US$8,000,000 in gross proceeds. The Company raised total net proceeds of US$7,065,000, which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses. During the process of IPO, the Company incurred an aggregate of approximately US$720,000 for underwriting discounts and commissions and US$967,000 for total offering expenses as of March 31, 2024. At the date of closing of IPO, the underwriting discounts and commissions and total offering expenses of approximately US$1,687,000 were offset against the gross proceeds of US$8,000,000 resulted in net amount of approximately US$6,313,000 which was recognized in additional paid-in capital of the Company.

Share-based payments

The Company has adopted an Equity Incentive Plan on November 6, 2023, pursuant to which the Company is authorized to grant equity awards in the form of incentive share options, nonstatutory share options, restricted shares, restricted share units and share appreciation rights to employees, directors, and consultants of the Company or any affiliates of the Company.

On November 7, 2023, the Company approved to grant equity awards of 1,500,000 shares to employees of SJFZ for their past efforts in services, which were vested immediately upon grant. On the same day, the Company issued 1,500,000 ordinary shares to the employees. The shares were valued at US$3,810,000, which was based on the value of the Company’s ordinary shares at the grant date. The total outstanding restricted shares at March 31, 2024 is 1,500,000. During the year ended March 31, 2024, the total expenses related to share-based compensation amounted to US$3,810,000. All outstanding awards are settleable with ordinary shares and not cash.

13. DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000

Securities brokerage services
Securities brokerage commission income	25	55	117
Securities brokerage handling income	26	19	1,727
Total securities brokerage services income	51	74	1,844

Asset management services
Fund subscription fee – related parties	22	3	195

Corporate consultancy services
Consultancy service income	120	951	-

Other services
Referral income	261	497	-

Total revenues recognized at a point in time	454	1,525	2,039

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. DISAGGREGATED REVENUE (Cont)

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000

Interest income
IPO financing	-	-	322
Other securities brokerage financing	128	27	29
Total interest income	128	27	351

Investment advisory services
Consultancy income	2,860	2,515	728

Asset management services
Management fee income – related parties	311	236	95
Performance fee income – related parties	538	150	43
Total asset management services income	849	386	138

Total revenues recognized over a period of time	3,837	2,928	1,217

14. OTHER INCOME

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000

Government subsidies	3	49	-
Other consultancy income	-	-	160
Exchange gain on foreign currency translation	-	11	16
Others	-	1	20
Total	3	61	196

Note:

The government subsidies were granted for the year ended March 31, 2024 by the Reimbursement of Maternity Leave Pay Scheme from the Hong Kong Government to reimburse partial statutory maternity leave pay under the Employment Ordinance that is required to be paid and has been paid to the employee.

The government subsidies for the year ended March 31, 2023 were granted by the Employment Support Scheme (“ESS”) under the Anti-epidemic fund from the Hong Kong Government to provide financial support to enterprises to retain their employees. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. There were no unfulfilled conditions nor other contingencies attached to the ESS funding.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. EMPLOYEE BENEFITS EXPENSES

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000

Salaries and other short term employee benefits	1,195	1,258	915
Payments to defined contribution pension schemes	38	31	29
Share based compensations	3,810	-	-
Total	5,043	1,289	944

16. INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

SJFZ is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2024, 2023 and 2022 Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

(Loss) income before income tax expense is attributable to the following tax jurisdictions:

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000

Hong Kong	1,559	1,358	(979)
Cayman Islands	(5,960)	(9)	-
(Loss) income before income tax expense	(4,401)	1,349	(979)

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. INCOME TAX (Cont)

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the years ended March 31, 2024, 2023 and 2022.

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000

(Loss) income before income tax expense	(4,401)	1,349	(979)

Tax at Hong Kong statutory tax rate of 16.5%	(726)	223	(162)
Effect of tax-exempt for the Company incorporated in Cayman Islands	984	1	-
Tax effect on non-assessable income	-	(8)	-
Tax effect on non-deductible expenses	60	53	4
Tax effect on deductible temporary differences	(2)	6	17
Tax effect on tax losses not recognized	-	-	141
Tax effect of utilization of tax losses previously not recognized	(140)	(275)	-
Tax concession	(21)	-	-
Income tax expense	155	-	-

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023
	$’000	$’000

Deferred tax assets, net:
Net operating loss carryforwards	-	140
Less: valuation allowance	-	(140)
Deferred tax assets, net:	-	-

The movement of valuation allowance is as follows:

	As of March 31,
	2024	2023
	$’000	$’000

Beginning balance	140	415
Operating loss utilized	(140)	(275)
Ending balance	-	140

The Group had nil and $816,000 unused tax losses carried forward as of March 31, 2024 and 2023. As of March 31, 2023, no deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Grow World LPF	Entity controlled by Mr. Lok and Ms. Yao
Grow World II LPF	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Tek Fong Group Limited	Entity controlled by Mr. Lok and Ms. Yao
Master Venus Limited	Entity controlled by Mr. Zhang, Mr. Lok and Ms. Yao
Mr. Lok	Shareholder and director of the Company
Ms. Yao	Shareholder and director of SJFZ
Mr. Shing Tak Tam (“Mr. Tam”)	Chief Executive Officer and director of the Company

Related parties transactions

		For the years ended March 31,
Name	Nature	2024	2023	2022
		$’000	$’000	$’000
Grow World LPF	Asset management income	10	40	-
Solomon Capital Fund SPC	Asset management income	815	349	333
Grow World II LPF	Asset management income	46	-	-
Total asset management income		871	389	333

Solomon Capital Asset Management Limited	Expense for referral of customers (included in general and administrative expenses)	-	-	59
Tuoyin Technology Limited	Expense for referral of customers (included in general and administrative expenses)	-	-	136
Tek Fong Group Limited	Expense for referral of customers (included in general and administrative expenses)	-	45	-
Mr. Lok	Expense for referral of customers (included in general and administrative expenses)	-	64	-
Mr. Tam	Expense for referral of customers (included in general and administrative expenses)	-	6	10
Ms. Yao	Expense for referral of customers (included in general and administrative expenses)	-	-	447
Total expense for referral of customers		-	115	652

Tuoyin Technology Limited	Consultancy income (included in other income)	-	-	100
Mr. Lok	Loan interest income	-	-	1

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY TRANSACTIONS AND BALANCES (Cont)

Balance with related parties

Name	Nature	As of March 31,
		2024	2023
		$’000	$’000
Grow World LPF	Receivable from customers	1	40
Grow World II LPF	Receivable from customers	19	-
Solomon Capital Fund SPC	Receivable from customers	200	269
Total receivable from customers		220	309

Solomon Capital Fund SPC	Amount due from related parties	26	36
Master Venus Limited	Amount due from related parties	-	51
Total amount due from related parties		26	87

Mr. Lok	Amount due from a director	-	28
Mr. Lok	Amount due to a director	(3)	-
Ms. Yao	Amount due to a related party	(6)	(6)

Amounts due from (to) related parties and directors are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature except for $220,000 (as of March 31, 2023: $309,000) represented asset management income receivables as of March 31, 2024.

Remuneration to senior management for the years ended March 31, 2024, 2023 and 2022 were:

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000

Salaries and other short term employee benefits	518	706	255
Payments to defined contribution pension schemes	12	11	7
Total	530	717	262

18. REGULATORY REQUIREMENTS

The following table summarizes the minimum regulatory capital as established by the HKSFC that the Company were required to maintain as of March 31, 2024 and 2023 and the actual amounts of capital that were maintained.

Capital requirements as of March 31, 2024	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000

Solomon JFZ (Asia) Holdings Limited	383	3,573

Capital requirements as of March 31, 2023	Minimum regulatory capital requirements	Capital levels maintained
	$’000	$’000

Solomon JFZ (Asia) Holdings Limited	383	1,632

The Company’s operation subsidiary maintains a capital level greater than the minimum regulatory capital requirements and it is in compliance with the minimum regulatory capital established by the HKSFC.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. CONCENTRATIONS AND RISKS

Credit risk

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries is located.

Cash segregated for regulatory purpose is deposited in financial institutions as required by the Hong Kong Securities and Futures Ordinance. These financial institutions are of sound credit ratings and hence management believes that there is no significant credit risk related to cash held for regulatory purpose.

Receivables from customers

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as of March 31, 2024 and 2023.

In connection with its clearing activities, the Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions by the settlement date, generally two business days after the trade date. If customers do not fulfil their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring customers to deposit sufficient cash and/or securities into their account prior to placing an order.

Other current assets

The Company is exposed to risk from other current assets. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Concentration of credit risk

The Company’s exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. CONCENTRATIONS AND RISKS (Cont)

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the years ended March 31,
	2024	2024	2023	2023	2022	2022
	$’000%		$’000%		$’000%
Customer A	1,760	41%	1,916	43%	*	*
Customer B	1,100	26%	599	13%	567	17%
Customer C - a related party	815	19%	*	*	333	10%
Customer D	*	*	498	11%	1,655	51%
Customer E	-	-	500	11%	-	-
Customer F	-	-	451	10%	-	-

Details of the customers accounting for 10% or more of total receivables from customers are as follows:

	As of March 31,
	2024	2024	2023	2023
	$’000%		$’000%
Customer G	1,997	69%	-	-
Customer A	619	21%	320	25%
Customer C - a related party	*	*	269	21%
Customer F	-	-	350	27%
Customer E	-	-	250	20%

Details of the customers accounting for 10% or more of total payables to customers are as follows:

	As of March 31,
	2024	2024	2023	2023
	$’000%		$’000%
Customer H	1,559	30%	1,554	24%
Customer I	1,396	27%	1,392	22%
Customer J	649	13%	646	10%

*	Less than 10%

The disclosure of customers represents separate and distinct customers and there are no customers listed that also comprise a significant percentage of either the Company’s revenues or receivables or payables for any year presented.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. CONCENTRATIONS AND RISKS (Cont)

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the financial instruments. The Company is not exposed to significant transactional foreign currency risk since almost all of its transactions, assets and liabilities are denominated in HKD which is the functional currency of the operating subsidiaries.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

20. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or operating results.

21. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2024, up through July 26, 2024, which is the date of these consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these consolidated financial statements.

On May 28, 2024, the Company entered into a share purchase agreement with certain shareholder of BA Fintech Lab (“BA”), an exempt limited liability company incorporated under the laws of the Cayman Islands, pursuant to which, the Company acquired 2.47% of the total outstanding share capital of BA for an aggregate purchase price of $290,000. BA wholly owns MaiCapital Limited, a virtual assets investment manager in Hong Kong.

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. CONDENSED PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Solowin Holdings.

Condensed balance sheets

	As of March 31,
	2024	2023
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	1,357	5
Prepaid expenses and other current assets, net	1,312	-
Loan receivables net of allowance for expected credit losses of $410,000 and nil as of March 31, 2024 and 2023	574	-
Amount due from a director	-	1
Total current assets	3,243	6

Non-current assets:
Interests in subsidiaries	4,688	4,687
Investment in an associate	254	-
Property and equipment, net	124	-
Right-of-use assets, net	962	-
Refundable deposits	288	-
Prepaid expenses	450	-
Total non-current assets	6,766	4,687
TOTAL ASSETS	10,009	4,693

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accruals and other current liabilities	158	-
Lease liabilities - current	536	-
Amount due to a director	3	-
Amount due to a related party	6	6
Amount due to a subsidiary	25	4,695
Total current liabilities	728	4,701

Non-current liabilities:
Lease liabilities - non-current	439	-
Total non-current liabilities	439	-
TOTAL LIABILITIES	1,167	4,701

Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value per share; 1,000,000,000 shares authorized; 15,500,000 and 12,000,000 shares issued and outstanding as of March 31, 2024 and 2023)	1	1
Additional paid-in capital	14,810	-
Accumulated losses	(5,969)	(9)
Total shareholders’ equity (deficit)	8,842	(8)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	10,009	4,693

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Cont)

Condensed statements of loss

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000
Interest income	29	-	-

Expenses
Allowance for expected credit losses	410	-	-
Employee benefits expenses	3,852	-	-
Share of results of an associate	3	-	-
Professional fee	421	8	-
Office expenses	117	-	-
Marketing and promotion expenses	921	-	-
Other general and administrative expenses	265	1	-
Total expenses	5,989	9	-

Loss before income tax expense	(5,960)	(9)	-

Income tax expense	-	-	-
Net loss	(5,960)	(9)	-

Condensed statements of cash flows

	For the years ended March 31,
	2024	2023	2022
	$’000	$’000	$’000
Cash flows from operating activities:
Net loss	(5,960)	(9)	-
Adjustment to reconcile net loss to cash used in operating activities:			-
Depreciation	4	-	-
Allowance for expected credit losses	410	-	-
Share based compensations	3,810	-	-
Share of results of an associate	3	-	-
Interest income from loan to a third party	(26)	-	-
Lease expense	93	-	-
Change in operating assets and liabilities:			-
Change in refundable deposits	(288)	-	-
Change in prepaid expenses and other current assets	(1,763)	-	-
Change in amount due from a director	1	-	-
Change in accruals and other current liabilities	158	-	-
Change in lease liabilities	(80)	-	-
Change in amount due to a subsidiary	39	8	-
Cash used in operating activities	(3,599)	(1)	-

Cash flows from investing activities			-
Purchase of property and equipment	(128)	-	-
Investment in an associate	(257)	-
Loan to a third party	(958)	-
Cash used in investing activities	(1,343)	-	-
			-
Cash flows from financing activities
Net proceeds from IPO	7,065	-	-
Advance to a subsidiary	(774)	-	-
Advance from a director	3	6	-
Cash provided by financing activities	6,294	6	-

Net change in cash, cash equivalents and cash segregated for regulatory purpose	1,352	5	-
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the year	5	-	-
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the year	1,357	5	-

Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,044	-	-

SOLOWIN HOLDINGS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Cont)

(i)	Basis of Presentation

The Company was incorporated under the laws of the Cayman Islands as an exempted company with limited liability on July 23, 2021 and as a holding company.

The condensed parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Solowin Holdings exceed 25% of the consolidated net assets of Solowin Holdings. A significant portion of the Company’s operations and revenue are conducted and generated by the Company’s wholly-owned subsidiary, SJFZ, which is licensed by the SFC in Hong Kong. The ability of this operating subsidiary to pay dividends to the Company may be restricted because this SFC licensed operating subsidiary is subject to the minimum paid-up capital and liquid capital requirements imposed by the SFO to maintain its business license and due to the availability of cash balances of this operating subsidiaries.

As of March 31, 2024 and 2023, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.