Form 20-F
period 2025-03-31
Solowin Holdings, Ltd.
filed 2025-06-30
CIK 1959224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Mr. Ling Ngai Lok, Director and Chief Executive Officer

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(852)3428-3893

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Class A Ordinary Shares, $0.0001 par value	SWIN	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2025): 8,440,000 Class A Ordinary Shares, $0.0001 par value, and 8,040,000 Class B Ordinary Shares, $0.0001 par value.

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

Year Ended March 31, 2025

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“memorandum and articles of association” are to Solowin’s Second Amended and Restated Memorandum and Articles of Association, currently in effect;

●	“AUM” are to Asset Under Management;

●	“CAC” are to Cyberspace Administration of China;

●	“Class A Ordinary Shares” are to class A ordinary shares of Solowin, par value $0.0001 per share. Each Class A Ordinary Share is entitled to one (1) vote on all matters requiring shareholder approval;

●	“Class B Ordinary Shares” are to class B ordinary shares of Solowin, par value $0.0001 per share. Each Class B Ordinary Share is entitled to ten (10) votes on all matters requiring shareholder approval;

●	“HK$” or “Hong Kong dollar(s)” are to the legal currency of Hong Kong;

●	“Hong Kong” and “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HK Subsidiaries” are to Solomon JFZ (Asia) Holdings Limited, and Solomon Private Wealth Limited, each a Hong Kong corporation; each, a HK Subsidiary;

●	“HKEX” are to Hong Kong Exchanges and Clearing Limited;

●	“HKSFC” are to Hong Kong Securities and Futures Commission;

●	“IPO” are to initial public offering.

●	“mainland China” are to the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares;

●	“PRC” and “China” are to the People’s Republic of China, including Hong Kong SAR and the Macau Special Administrative Region except when we reference specific laws and regulations adopted by the PRC, but excluding, for the purposes of this report only, Taiwan. For purpose of this report, the legal and operational risks associated with operations in China also apply to operations in Hong Kong;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SEC” are to U.S. Securities and Exchange Commission;

●	“SFO” are to Hong Kong Securities and Futures Ordinance;

●	“Solowin” are to SOLOWIN HOLDINGS, a holding company incorporated in the Cayman Islands as an exempted company;

●	“Solomon JFZ” are to Solowin’s 100% owned subsidiary Solomon JFZ (Asia) Holdings Limited, a Hong Kong corporation;

●	“Solomon VA+” refer to Solomon JFZ’s institutional-grade all-in-one smart trading platform, which innovatively upgraded with virtual assets trading and wealth management functions. Solomon VA+ is an app accessible via any mobile device and is designed to be secure and simple to use, with a bilingual user interface and fast and efficient order execution to provide a great user experience;

●	“Solomon Wealth” are to Solowin’s 100% owned subsidiary Solomon Private Wealth Limited, a Hong Kong corporation;

●	“U.S. dollars,” “dollars,” “USD,” “US$” or “$” are to the legal currency of the United States; and

●	“Web3” refers to a decentralized internet ecosystem built on blockchain technology, enabling user ownership, smart contracts, and trustless interactions without intermediaries.

Solowin is a holding company with no operations of its own. Currently our operations are primarily conducted in Hong Kong through Solowin’s HK Subsidiaries, Solomon JFZ and Solomon Wealth. Throughout this report, unless the context indicates otherwise, the terms “Solowin” and “the Company” refer to SOLOWIN HOLDINGS, the Cayman Islands holding company and references to “we,” “us,” “our,” and “our company” are to Solowin and its subsidiaries, as a whole. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by Solowin’s subsidiaries. Our reporting currency is Hong Kong dollars. This report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader.

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

For the sake of clarity, this report follows the English naming convention of given name followed by family name, regardless of whether an individual’s name is Chinese or English. For example, the name of Solowin’s Chief Executive Officer is presented here as “Ling Ngai Lok,” even though Mr. Lok’s name in Chinese is presented as “Lok Ling Ngai.”

We have proprietary rights to trademarks used in this report that are important to our business. Solely for convenience, the trademarks, service marks and trade names referred to in this report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

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

Forward-Looking Information

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Such statements include, among others, those concerning market and industry segment growth and demand and acceptance of new and existing products; any projections of sales, earnings, revenue, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations; and any statements regarding future economic conditions or performance, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, among other things, changes in domestic and foreign laws, regulations and taxes, uncertainties related to PRC legal and regulatory system, the political risks associated with conducting business in Hong Kong, the volatility of the securities markets; and other risks including, but not limited to, those that we discussed or referred to in Item 3 “Key information—D. Risk Factors” and elsewhere in this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

Disclosures Related to Our Hong Kong-Based Operations

Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. Our Class A Ordinary Shares, par value $0.0001 per share, are listed on Nasdaq, under the symbol “SWIN.” As a holding company with no material operations of its own, Solowin currently conducts its operations primarily through its wholly owned HK Subsidiaries, Solomon JFZ and Solomon Wealth, each a limited liability corporation incorporated in Hong Kong. This holding company structure involves unique risks to investors, and you may never directly hold equity interests in our operating subsidiaries.

We face various legal and operational risks and uncertainties associated with being based in or having operations in Hong Kong, having clients who are PRC individuals or companies that have shareholders or directors that are PRC individuals, and the complex and evolving PRC laws and regulations. The legal and operational risks associated with operations in China could extend to our HK Subsidiaries, if regulatory actions by the Chinese government apply to us in the future. In that scenario, we would face risks related to obtaining regulatory approvals for foreign investment in Hong Kong-based issuers, potential anti-monopoly actions, and increased oversight on cybersecurity, data privacy and personal information. The PRC government may also intervene or impose restrictions on HK Subsidiaries’ ability to move cash out of Hong Kong to distribute earnings and pay dividends to Solowin or U.S. investors. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implement rules that require us to obtain regulatory approval from PRC authorities for any future securities offering. These risks could result in a material adverse change in HK Subsidiaries’ business operations and the value of the Class A Ordinary Shares, restrict HK Subsidiaries’ ability to accept foreign investments, significantly limit or completely hinder Solowin’s ability to continue to offer securities to investors or continued listing of the Class A Ordinary Shares on a U.S. or other foreign exchange, or cause the value of such securities to significantly decline or become worthless. For a detailed description of these legal and operational risks, see Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate.”

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

As of the date of this report, we are not subject to the New Overseas Listing Rules, because we do not own any PRC entity, and we are not deemed a “domestic company” as defined under the New Overseas Listing Rules. However, given that the New Overseas Listing Rules were introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and/or fully comply with the relevant new rules on a timely basis for future offerings, if at all.

Implications of the Holding Foreign Companies Accountable Act

As more stringent standards have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, Solowin’s securities may be prohibited from trading if our auditor cannot be fully inspected by the PCAOB. Pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) enacted in 2020, if the auditor of a U.S. listed company’s financial statements is not subject to the PCAOB inspections for three consecutive “non-inspection” years, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as NYSE and Nasdaq, or in U.S. over-the-counter markets. On December 29, 2022, the Consolidated Appropriations Act, 2023 was enacted, which contained an identical provision to the Accelerating Holding Foreign Companies Accountable Act, and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

Pursuant to the HFCA Act, on December 16, 2021, the PCAOB issued its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or in Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that were headquartered in mainland China or Hong Kong. This list did not include our auditor, WWC, P.C., as our auditor is based in the U.S. and is registered with the PCAOB and subject to the PCAOB inspection. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, or the MOF, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong and as a result, PCAOB vacated its previous 2021 determination. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations if needed. While our auditor is based in the U.S. and is subject to the PCAOB inspection, in the event the PCAOB later determines that it is unable to inspect or investigate completely our auditor, then such lack of inspection could cause Solowin’s securities to be delisted from the U.S. stock exchange.

See also Item 3 “Key Information—D. Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate—Our Class A Ordinary Shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of the Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment”

Transfer of Cash Through Our Organization

As of the date of this report, neither Solowin nor any HK Subsidiary has paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors.

During the years ended March 31, 2023, 2024 and 2025, and the subsequent period up to the date of this report, the transfer of cash between Solowin and HK Subsidiaries totaled approximately $2,465,000. This amount mainly represented the repayment of $774,000 by Solowin to Solomon JFZ for certain IPO related expenses advanced by Solomon JFZ, as well as advances made by Solowin to Solomon JFZ and Solomon Wealth to support their operations. There has been no transfer of other types of assets between Solowin and HK Subsidiaries. HK Subsidiaries, which conduct our substantive operations, maintain the cash. Currently, other than complying with the applicable Hong Kong laws and regulations, we do not have our own cash management policy or procedures that dictate how funds are transferred.

Neither Solowin nor any of the HK Subsidiaries currently has plans to distribute earnings or declare cash dividends in the foreseeable future. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. If we determine to pay dividends on any of the Class A Ordinary Shares in the future, as a holding company, Solowin will be dependent on receipt of funds from our HK Subsidiaries by way of dividend payments.

The Companies Act (As Revised) of the Cayman Islands permits, subject to a solvency test and the provisions, if any, of Solowin’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, Solowin is permitted under the laws of Cayman Islands to provide funding to our HK Subsidiaries through loans or capital contributions without restrictions on the amount of the funds.

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

See also Item 3 “Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Solowin relies on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Solowin may have, and any limitation on the ability of its subsidiaries to make payments to Solowin could have a material adverse effect on our ability to conduct our business” for more information.

The table below presents the cash flows from Solowin to its subsidiaries for the fiscal years ended March 31, 2025, 2024 and 2023, and the subsequent period up to the date of hereof.

	Years Ended March 31			Period from April 1, 2025
Cash Flows Between Solowin and Subsidiaries	2025	2024	2023	-Present
Solomon JFZ (Asia) Holdings Limited	$7,000	774,000	-	$798,000
Solomon Private Wealth Limited	544,000	-	-	$342,000

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

See also Item 3 “Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Solowin relies on dividends and other distributions on equity paid by its subsidiaries to fund any cash and financing requirements Solowin may have, and any limitation on the ability of its subsidiaries to make payments to Solowin could have a material adverse effect on our ability to conduct our business.”

Regulatory Permissions for Our Business Operations and Securities Offerings

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

With respect to providing virtual asset dealing services, the licensee or registered institution shall only provide such services through operating an omnibus account established and maintained with an SFC-licensed platform. The term “SFC-licensed platform” refers to a virtual asset trading platform operator which is licensed by the SFC pursuant to section 116 of the Securities and Futures Ordinance and/or section 53ZRK of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (AMLO). The term “virtual asset” is defined in section 53ZRA of the AMLO.

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

To conduct any regulated activity, a licensed corporation must appoint at least two responsible officers for each type of regulated activity. Among these officers, at least one should be an executive director, responsible for supervising the respective regulated activity. As of the date hereof, we have four Responsible Officers to carry out Type 1 regulated activities, two Responsible Officers to carry Type 4 and Type 9 regulated activities, and one Responsible Officer to carry out Type 6 regulated activities. Among the Responsible Officers carrying out each above type of regulated activities, we have at least one executive director for each type of regulated activity. As a result, we are currently in full compliance with the HKSFC requirements for Type 1, Type 4 and Type 9 regulated activities, but have not been in full compliance with the requirements as to the number of responsible officers for Type 6 (advising on corporate finance) regulated activities since March 3, 2025 because of Mr. Shing Tak Tam’s resignation. Solomon JFZ has taken measures to ensure ongoing compliance with HKSFC requirements for Type 6 activities, despite having only one Responsible Officer currently assigned to it. On March 11, 2025, Solomon JFZ submitted applications to register Mr. Tze Bun Cheng as an additional Responsible Officers to carry out Type 6 activities. However, the approval process for registering new Responsible Officers usually takes 8 to 10 weeks. As of the date hereof, we have not received further notice from HKSFC regarding approval or restriction on the relevant activities. In addition, Solomon JFZ will continue to focus on Web3 solutions, investment advisory services and asset management services, and has not, and will not, actively engage in providing investment banking services (Type 6 advising on corporate finance) to customers, until the additional Responsible Officer is approved.

In addition, we do not believe our operations in Hong Kong and future offerings in the United States are subject to the review or prior approval of the CAC or the CSRC. Specially, we do not currently expect the revised Cybersecurity Review Measures (the “revised CRM”), published by CAC on December 28, 2021, to have an impact on our business, operations or future offerings as we do not believe that any of our HK Subsidiaries is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review, because: (i) each of our HK Subsidiaries is incorporated and operating in Hong Kong and the revised CRM remains unclear whether it shall be applied to a Hong Kong company; (ii) each of our HK Subsidiaries operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this report, our HK Subsidiaries collected and stored personal information of approximately 15,000 PRC individual clients, far less than one million users; and (vi) as of the date of this report, none of our HK Subsidiaries has been informed by any PRC governmental authority that it is required to file for a cybersecurity review.

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

See Item 3 “Key Information—D. Risk Factors—Risks Relating to Doing Business in Jurisdictions We Operate—We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.”

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

Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and the officers and directors.

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

Dual Class Structure

On December 17, 2024, we held an extraordinary general meeting of shareholders, during which our shareholders approved the re-classification and re-designation of the Company’s ordinary shares. As a result of such re-classification and re-designation, the Company’s authorized share capital was re-classified and re-designated into 950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares and then issued and outstanding 16,172,300 ordinary shares of par value of $0.0001 each in the Company were re-classified and re-designated into 8,132,300 Class A Ordinary Shares of par value US$0.0001 each with one (1) vote per share and 8,040,000 Class B Ordinary Shares of par value $0.0001 each with ten (10) votes per share. On December 23, 2024, we filed an amendment to our Form 8-A to reflect that the class of security registered under Section 12(b) of the Exchange Act had changed from ordinary shares to Class A Ordinary Shares, and that the class of our security traded on Nasdaq had accordingly changed from ordinary shares to Class A Ordinary Shares.

Under our memorandum and articles of association in effect, we are authorized to issue two classes of ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares. We are authorized to issue (i) 950,000,000 Class A Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value $0.0001 per share. Class A Ordinary Shares are entitled to one (1) vote per share on proposals requiring or requesting shareholder approval, unless prohibited by law. Class B Ordinary Shares are entitled to ten (10) votes per Class B Ordinary Share on any such matter.

Class B Ordinary Shares are convertible into Class A Ordinary Shares on a 1:1 basis as follows: (i) at the option of the holder of Class B Ordinary Shares without the payment of additional consideration, and (ii) automatically upon any sale, transfer, assignment or disposition of Class B Ordinary Shares to a person or entity which is not an affiliate of such holder. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Other than voting and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares have the same rights and preferences and rank equally.

Holders of Class B Ordinary Shares collectively hold approximately 62.1% of the voting power of our outstanding share capital as of the date of this report. As a result, if they act together, they will have the ability to control the management of our Company, including the election, removal or addition of directors to expand the board. Their interests may not be the same as or even conflict with the interests of holders of our Class A Ordinary Shares.

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding our securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in Item 3.D. “Risk Factors” below. These risks include, but are not limited to:

Risks Related to Our Business and Industry

●	Decreases in certain types of our revenues and increase in expenses in recent financial periods have significantly reduced our profitability.

●	We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these services, it could adversely affect our business and harm our reputation.

●	Hong Kong’s securities brokerage industry is highly competitive and we operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities across multiple jurisdictions, especially in the PRC or in relation to PRC residents.

●	We derived a substantial portion of revenue from a small number of key clients.

For more detailed information, see Item 3.D. “Risk Factors—Risks Related to Our Business and Industry” beginning on page 9.

Risks Related to Doing Business in Jurisdictions We Operate

●	Substantially all our operations are in Hong Kong, and a majority of our clients are PRC residents. As such, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations. A majority of our clients are PRC residents subject to China’s strict foreign exchange regulations, which limit annual Renminbi-to-foreign-currency conversions to $50,000 for personal use and prohibit direct investment into certain financial products. Clients seeking to exceed this quota must undergo additional procedures. We do not accept Renminbi deposits or handle cross-border conversions, instead directing clients to third-party providers. However, this may still be viewed by regulators as assisting with currency conversion. If deemed non-compliant, we could face regulatory penalties, operational restrictions, or even suspension, particularly given the precedent set by recent CSRC actions. Any client violations could also trigger investigations involving us. Furthermore, if the PRC further tightens foreign exchange controls, our platform’s trading volume and our revenues could be significantly impacted, threatening our business operations and financial health.

●	We may face regulatory risks due to differences in virtual asset regulations between Hong Kong and mainland China, particularly given our mainland Chinese client base.

●	There are political risks associated with conducting business in Hong Kong.

●	Our Class A Ordinary Shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of the Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

●	We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

For more detailed information, see Item 3.D. “Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate” beginning on page 23.

Risks Related to Ownership of Our Securities

●	If we fail to maintain compliance with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult for us.

●	The market price of our Class A Ordinary Shares has been volatile, and this volatility may continue, potentially leading to a depressed value at the time you wish to sell your holdings.

●	Our dual class voting structure has the effect of concentrating the voting control in holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices.

●	We have experienced extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class A Ordinary Shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Solowin is incorporated under Cayman Islands law.

For more detailed information, see Item 3.D. “Risk Factors—Risks Related to Ownership of Our Securities” beginning on page 33.

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

Risks Related to Our Business and Industry

Decreases in certain types of our revenues and increase in expenses in recent financial periods have significantly reduced our profitability.

Our total revenue was $2,819,000 for the fiscal year ended March 31, 2025, representing a decrease of $1,472,000, or 34%, from $4,291,000 for the fiscal year ended March 31, 2024. The decrease in revenue was mainly driven by the decrease in revenue from investment advisory fees.

A significant portion of our revenue is derived from advisory fees charged to clients for Solomon JFZ’s investment advisory services. Revenues generated from investment advisory fees were approximately $1.03 million, or 36%, $2.86 million, or 67% and $2.52 million, or 56% of our total revenue for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. Our revenue from investment advisory fees decreased by 64% to $1.03 million for the fiscal years ended March 31, 2025, from $2.86 million for the fiscal years ended March 31, 2024. The decrease was primarily due to reduced demand for value-added services among institutional clients and a decline in institutional client referrals.

We had a net loss of $8.54 million and $4.56 million in the fiscal years ended March 31, 2025 and 2024, respectively, despite a net income of $1.35 million in the fiscal year ended March 31, 2023. Our expenses from operation increased to $10.95 million for the fiscal year ended March 31, 2025, from $8.72 million for the same period of 2024. The increase was mainly due to (i) increase in professional fees in relation to the newly launched virtual assets business and the proposed follow-on offering; (ii) increase in office lease expenses for a new office; (iii) increase in marketing and promotion expenses in order to enhance brand visibility; and (iv) share-based compensation under which 480,000 ordinary shares were issued to a consultant as share rewards during the fiscal year ended March 31, 2025.

We may continue to incur operating and net losses in the foreseeable future. Our potential profitability is dependent upon continued increase in customer needs for creative financial solutions and our success in competing against other participants in the markets in which we operate, which may not occur. Our revenues may not grow sufficiently to offset the increase in our expenses as we are pursuing creative solutions in virtual assets services and real-world assets development. Because we will incur the costs and expenses from these efforts before we receive incremental revenues with respect thereto, our losses in future periods could be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

We operate in a highly-regulated industry and must comply with the applicable regulatory requirements in the jurisdictions we operate. Our major regulators include Securities and Futures Commission of Hong Kong, or HKSFC, and Cayman Islands Monetary Authority (CIMA). These regulators and self-regulatory organizations govern our business operations in a variety of ways and conduct regular examinations of our business to monitor our compliance with applicable regulations. Among other things, we are subject to regulations with regard to (i) our sales practices, including our interaction with and solicitation of clients and our marketing activities; (ii) the custody, control and safeguarding of our clients’ assets; (iii) maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries; (iv) submitting regular financial and other reports to regulators; (v) licensing for our operating subsidiaries and our employees; and (vi) the conduct of our directors, officers, employees and affiliates. In addition, as the online brokerage service industry in Hong Kong is at a relatively early stage of development, interpretation and enforcement of the applicable regulatory regime are subject to significant uncertainties, which may result in difficulties in determining whether our existing practices violate any applicable laws and regulations.

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

In addition, we are subject to regular investigations, inquiries and inspections from the relevant regulatory bodies. For example, from time to time, Solomon JFZ, our HKSFC-licensed subsidiary, may be subject to or required to assist in inquiries or investigations by regulatory authorities in Hong Kong, principally the HKSFC. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise Solomon JFZ’s business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, its financial soundness. Similarly, Solowin may be subject to CIMA’s on-site inspections and inquiries from time to time. If any misconduct is identified as a result of inquiries, reviews, investigation or inspections, the relevant regulatory authorities may take disciplinary actions against us. There also remains a risk that we may not be able to rectify our practices to be in compliance with the relevant rules and regulations following the identification of any such misconduct or material non-compliance, which may result in regulators taking additional actions against it. We have not been inspected by HKSFC or CIMA so far. We have an external audit carried out every year, and we have hired an external compliance consulting company since September 1, 2021 on compliance review and checking.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities across multiple jurisdictions, especially in the PRC or in relation to PRC residents.

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

Specifically, we do not hold any licenses or permits from any PRC regulatory bodies for Solomon JFZ’s securities related business. Currently, a majority of our clients are PRC residents, and some independent contractors are providing supporting services remotely from the PRC. We believe that since the transactions on Solomon JFZ’s trading platform are all conducted outside PRC, Solomon JFZ’s current activities in China do not require a securities brokerage license, or any other license or permit under existing PRC securities laws and regulations. However, it is noted on December 30, 2022, CSRC issued a rectification request to similarly situated companies, titled “Futu Holdings and UP Fintech Holding Limited have conducted cross-border securities business for domestic investors without the approval of the CSRC, which constitutes illegal operation of securities business under the PRC Securities Law and other relevant laws and regulations, and the CSRC intends to require Futu Holdings and UP Fintech Holding Limited to rectify the aforementioned violations.” Moreover, CSRC has promulgated Administrative Measures on Securities Brokerage Services effective on February 28, 2023, which clarifies that CSRC will strengthen the daily supervision of illegal cross-border brokerage business and steadily and orderly promote the rectification and standardization of such activity. Therefore, we tend to believe that CSRC is now gradually strengthening its regulation of the cross-border online brokerage market, and Solomon JFZ’s business involving PRC residents may need to comply with PRC regulatory requirements in the future. As a result, there remains uncertainties as to how the current and any future PRC laws and regulations will be interpreted or implemented in the context of operating securities-related business in China. We cannot assure you that our current operating model will not be deemed as operating securities brokerage business in China, subjecting us to inquiries or rectifications. If certain of Solomon JFZ’s activities in China were deemed by PRC regulators to be providing securities brokerage services, investment consulting services or stock options brokerage business in China, we would be required to obtain the required licenses or permits from the relevant PRC regulatory bodies, including CSRC. The failure to obtain such licenses or permits may subject us to regulatory actions and penalties, including fines, suspension of parts or all of Solomon JFZ’s business relations with PRC individuals and entities, and temporary suspension or removal of our websites and mobile application in China. In such cases, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we were deemed to be an investment company under the Investment Company Act of 1940, we may be required to institute burdensome compliance requirements and our activities may be restricted, which could adversely affect the price of the Class A Ordinary Shares and our business.

An entity will generally be deemed an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe we are not an “investment company” and do not intend to become registered as an “investment company” within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities. As of March 31, 2025, Solomon JFZ’s operations mainly consisted of: (i) corporate finance services, (ii) wealth management services, (iii) asset management services, and (iv) virtual assets services, to our customers. Solomon JFZ charges brokerage commission fees to clients for trades made using its trading platform based on the transaction amount, subject to a minimum charge per transaction. Solomon JFZ provides investment advice to clients based on their financial needs and risk appetite, and it charges them an investment advisory fee based on a percentage of the AUM. Solomon JFZ also provides corporate consultancy services to unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. It charges clients advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. For its asset management services, Solomon JFZ generates revenue through fund subscription fees, fund management fees, and performance fees. Solomon JFZ’s managed funds provide eligible investors with the chance to invest under professional management. The subscription fees for asset management services vary based on the subscription amount, ranging from 1% to 5% for specific funds and investors. In addition, as of March 31, 2025, neither Solowin nor Solomon JFZ owned “investment securities” within the definition of Section 3(a)(1)(C) of the 1940 Act. Accordingly, they have not received any dividend or interest income on securities, nor will they recognize gains or losses from sales of securities, and there is no expectation that these circumstances will change in the foreseeable future. We intend to continue to conduct our operations so that we will not be deemed an investment company.

If, at any time, we become or are determined to be primarily engaged in the business of investing, reinvesting or trading in securities, we could become subject to regulation under the 1940 Act. If we were to become subject to the 1940 Act, any violation of the 1940 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as a foreign private issuer, we would not be eligible to register under the 1940 Act. Accordingly, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the 1940 Act. Finally, failure to avoid being deemed an investment company under the 1940 Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of the Class A Ordinary Shares.

We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

We derive a significant portion of our revenues from Solomon JFZ’s commissions, which are based upon the trading volume or the number of relevant transaction contracts executed by our clients. The historically rapidly growing trading volume on Solomon JFZ’s platform was primarily driven by an increasing number of our active clients in the past. However, the growth in our total number of revenue-generating clients has stalled or declined over the past three fiscal years. As of March 31, 2025, 2024 and 2023, we had 1,240, 1,240 and 1,400 revenue-generating clients, respectively. Revenue-generating clients are active clients who have assets in their trading accounts and engage in trading activities. We have seen a significant decrease in this group, primarily due to a sharp increase in withdrawals and limited growth in new clients depositing money after opening their accounts. The high number of withdrawals was directly tied to declining investor confidence because of the sluggish performance of the Hong Kong stock market, particularly the IPO market since 2022. Many investors who lost interest in trading chose to withdraw their money and avoid impulsive trades.

To further grow our business and expand our operation, we rely on continuous efforts in retaining existing clients and attracting new ones.

Our ability to retain existing clients is dependent upon multiple factors, some of which are beyond our control. Our clients may not continue to place trading orders or increase the level of their trading activities on Solomon JFZ’s platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices and provide a satisfactory experience will cause our clients to lose confidence in us and use our platform less frequently or even stop using Solomon JFZ’s platform altogether. Even if we are able to provide high-quality and satisfactory services on Solomon JFZ’s platform in a timely manner and at favorable pricing terms, we cannot assure you that we will be able to retain existing clients, encourage repeat and increased trading transactions, in part due to reasons beyond our control, such as the personal financial situation of our clients or the deterioration of capital markets generally. We have taken efforts to attract new clients and expand our brand influence, and we plan to continue doing so. However, these efforts may not be cost effective and we cannot assure you that we will be able to grow our client base as we expect, which may in turn materially and adversely affect our business operations and prospects.

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

As of the date of this report, Solomon JFZ is in compliance with its respective regulatory capital requirements. However, if Solomon JFZ fails to remain well-capitalized for regulatory purposes, CIMA and HKSFC may take actions against it and its business operation, and we may face penalties, including limitations and prohibitions on our business activities or suspension or revocation of our licenses and trading rights. This could affect client confidence, our ability to grow, our costs of funds and professional insurance costs, our ability to pay dividends on Class A Ordinary Shares, our ability to make acquisitions, and in turn, our business, results of operations and financial condition.

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

The functional currency for our subsidiaries is Hong Kong dollars. However, the financial statements we provided to you and filed with the SEC are presented in U.S. dollars. Our assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Any such translation may result in gains or losses, which are recorded under other comprehensive (loss) income in the financial statements. Changes in the exchange rates between the Hong Kong dollars or other currencies to the U.S. dollars could have a material effect on our results of operations. The value of Hong Kong dollars against U.S. dollars and other currencies is affected by a variety of factors which are beyond our control, including, among other things, changes in Hong Kong’s or China’s political and economic conditions.

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

Furthermore, if our arrangements with any of these external service providers are terminated, we may not be able to find an alternative source to support us on a timely basis or on commercially reasonable terms. This could also have a material adverse effect on our business, financial condition and results of operations. For instance, Solomon JFZ’s online trading business is conducted through the Solomon VA+ platform, which is currently licensed from a third-party, Full Node Technology Limited (“Full Node”), and can be easily accessed via our app, software, and websites. The platform offers clients seamless, efficient, and secure access to comprehensive brokerage and value-added services such as trade execution, account management, and customer support. The license is renewed annually, and we may change providers based on cost, technical support, and customization needs. However, if we are unable to continue obtaining licenses from Full Node, it would take us several months to launch a new platform that meets our user experience needs. In addition, Solomon JFZ conducts securities trading management and settlement services supported by Full Node. The system has been customized for our use and provides client account management and trade settlement services. Due to the high level of customization and integration required for our operations provided by Full Node, we have limited options for changing service providers. Furthermore, our KYC procedures are performed through the E2KYC Name Screening system (“E2KY”), supported by Aereve Company Limited, a leading provider of financial market data and infrastructure. Solomon JFZ uses E2KYC for essential screening during account opening and ongoing risk monitoring, which supports its due diligence efforts against financial crime, bribery, and corruption. However, if E2KYC’s service becomes unavailable, our compliance efficiency may be adversely impacted.

We derived a substantial portion of revenue from a small number of key clients.

We derived a substantial portion of our revenue from a small number of key clients. Approximately 81%, 92% and 78% of our total revenues were contributed by the top five customers for the years ended March 31, 2025, 2024 and 2023, respectively.

We historically experienced significant growth in the number of customers, driven by our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. However, this growth has stalled in recent years. From fiscal year 2023 to fiscal year 2025, our client base increased at a CAGR of 0.8% from approximately 15,500 to 15,600. As of March 31, 2025, we had more than 15,600 clients who had opened trading accounts with us and over 1,200 active clients who were registered and had assets in their trading accounts. However, a fast increase in client base did not immediately result in revenue growth due to poor equity market performance in Hong Kong and a lack of attractive IPOs in the Hong Kong stock market.

In the fiscal year ended March 31, 2025, our top five customers represented approximately 21%, 19%, 16%, 14% and 11% of the total revenue, respectively, which consisted of two from investment advisory service, two from the corporate consultancy service and one from asset management service. In the fiscal year ended March 31, 2024, our top five customers represented approximately 29%, 26%, 19%, 12% and 6% of the total revenue, respectively, which consisted of one from the securities brokerage service, three from the investment advisory service, and one from the asset management service. In the fiscal year ended March 31, 2023, our top five customers represented approximately 30%, 13%, 13%, 11% and 11% of the total revenue, respectively, which consisted of one from the securities brokerage service, three from the investment advisory service, and one from the corporate consultancy service.

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

Maintaining adequate liquidity is crucial to our business operations. We are subject to liquidity and capital adequacy requirements in Hong Kong and Cayman Islands. We meet our liquidity needs primarily through cash generated by operating activities and capital contribution, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in regulatory treatment of client deposits or market conditions, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our clients’ confidence, which could result in the loss of client trading accounts or cause us to fail to satisfy liquidity requirements of regulatory authorities. In addition, failure to meet regulatory capital guidelines can result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations or prohibitions on our future business activities or suspension or revocation of our licenses or trading rights.

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

We collect client information during the account opening and during registration for members and we screen accounts against public databases and collaborate with external KYC/AML vendors for the purpose of verifying client identity and detecting risks. Although we require our clients to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our clients may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For example, to reduce the risk of being subject to complex U.S. laws and regulations, we do not allow U.S. citizens or residents to open an account with us. We require our potential clients to provide their passports or identity cards as well as self declaration about the foreign status of beneficial owner, we have licensed personnel review the applications and resolve KYC results before approving for account opening. However, if a potential client only provides his PRC identity card, which is usually valid for 10 years or more, and misinforms us that he does not also possess a U.S. passport or permanent resident card, we might not be able to detect such misinformation. In addition, as a client who is not a U.S. citizen or resident at the time of account registration may later obtain U.S. citizenship or residential status and fail to update us in a timely manner, our customer database might not be entirely accurate at all times. Despite our efforts to exclude persons who reside in jurisdictions where we have no license or permit such as the United States, our provision of products and services to such clients could be in violation of the applicable laws and regulations in those jurisdictions, of which we may have no awareness until we are warned by the relevant supervising authorities. Despite our safeguards, we could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations. In particular, following the consummation of the Business Combination, as we become increasingly renowned in the United States and worldwide, there is no assurance that we will be able to successfully identify and exclude all persons who resides in jurisdictions where we have no license or permit to operate, including the United States. If U.S. citizens and residents were to register on and begin using our platform, we may be subject to the scrutiny of U.S. regulatory agencies and required to comply with applicable laws and regulations in the United States, including the requirements to obtain relevant licenses and permits for providing our products to U.S. citizens and residents. We currently do not intend to apply for such licenses and permits in the United States, and if we determine to do so, there is no guarantee that we will successfully obtain such licenses in a timely fashion, or at all. We could be subject to disciplinary or other actions by the U.S. regulatory agencies due to claimed noncompliance which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we could also suffer serious harm to our reputation, financial condition, client relationships and even be subject to regulatory sanctions and significant legal liability, if any of our employees engage in illegal or suspicious activities or other misconduct. See “—Fraud, misconduct or errors by our directors, officers, employees, agents and other third-party service providers could harm our business and reputation” above. Although we have not experienced any material business or reputational harm as a result of fraudulent or illegal activities in the past, we cannot rule out the possibility that any of the foregoing may occur, causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

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

Attempts to steal virtual assets on Solomon JFZ’s trading platform may occur due to the inherent nature of virtual assets, which exposes customers to an increased risk of fraud or cyberattack.  Virtual assets, investor accounts, custodian exchange services, and our system may be targeted by malicious actors who may attempt to steal virtual assets or fiat currency, or otherwise intervene in a virtual asset transaction or any service provided by the Company.  These threats include, without limitation, distributed denial of service, cyberattacks, phishing, social engineering, hacking, smurfing, malware, double spending, majority-mining, consensus-based or other mining attacks, misinformation campaigns, forking and spoofing.   Such events can adversely affect our operations, preventing us from providing services, and potentially result in regulatory investigations. Under new Item 106 of Regulation S-K, we are required to promptly report material cybersecurity incidents. If we suffer a significant cybersecurity breach, the market price of our Class A Ordinary Shares could be negatively impacted.

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

Solomon JFZ provides trading of various virtual assets trading in the regulated digital assets trading exchanges, including Bitcoin, Ethereum, Bitcoin spot ETF and Ethereum spot ETF, supporting in kind subscription of virtual assets spot ETF. Substantially all of our virtual assets were held in custody on Solomon VA+, licensed from third-party Full Node. We believe that the security procedures that Full Node utilizes, such as issuing username, password and hardware tokens, are reasonably designed to safeguard Bitcoin, Ethereum, Bitcoin spot ETF and Ethereum spot ETF and other virtual assets from theft, loss, destruction or other issues relating to hackers and technological attack. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. If such virtual assets are lost, stolen or destroyed under circumstances rendering a third party liable to us, it is possible that Full Node may not have the financial resources or insurance sufficient to satisfy any or all of our claims against the third party, or have the ability to retrieve, restore or replace the lost, stolen or destroyed cryptocurrencies due to governing network protocols and the strength of the cryptographic systems associated with such virtual assets. To the extent that we are unable to recover on any of our claims against any such third party, such loss could have a material adverse effect on our business, financial condition and results of operations.

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

Our business depends on the continued efforts of our senior managements, Mr. Ling Ngai Lok, Ms. Lili Liu, Ms. Xue Yao, Mr. Tze Bun Cheng and Mr. Pong Ming Ting. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

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

As of the date hereof, a majority of our clients access our services through PC, however, we expect to see a growing number of our clients access our services through our mobile apps in the future. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these new devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In April 2021, Solomon JFZ launched its all-in-one Solomon app, which has since been upgraded to Solomon VA+. Our ability to attract, retain, and engage users for our mobile app depends on our ability to deliver a high-quality experience across diverse mobile devices and operating systems, such as iOS and Android, as well as across various mobile networks. We rely on third parties to provide and support these operating systems, app stores, networks, and hardware, and have no control over the technical standards, policies, or business decisions of these third parties.

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

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur compliance costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior September 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Risks Related to Doing Business in Jurisdictions We Operate

Substantially all our operations are in Hong Kong, and a majority of our clients are PRC residents. As such, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Solowin is a holding company and we conduct our operation primarily through our operating subsidiaries in Hong Kong. Solomon JFZ’s operations are primarily located in Hong Kong and most of our clients are residing in PRC, New Zealand, and Australia. Hong Kong is a Special Administrative Region of the PRC. The laws previously enacted in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. As at the date of hereof, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong, should recent statements and regulatory actions by China’s government apply to us in the future. Due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

We believe that we are not subject to PRC cybersecurity review for the following reasons: (i) we do not hold critical information infrastructure; (ii) we believe our operations will not affect national security; (iii) we do not hold personal information of more than one million users. In addition, as of the date hereof, our securities offerings in the United States have not been subject to the review or prior approval of the CAC nor the CSRC. We have not received any notice of and are not currently subject to any proceedings initiated by the CAC or any other PRC regulatory authority.

However, since Solomon JFZ’s Solomon VA+ is available to download in the app stores of China and most of our users are PRC citizens, which may subject us to certain laws and regulations in China. According to PRC regulations, the content provider engaged in disseminating analysis, forecasting, and advisory of other information related to security needs to obtain the PRC Securities Investment Consultancy Qualifications. Currently, we do not apply for any PRC license regarding the Solomon VA+. We believe that the Solomon VA+ does not need any PRC license for the following reasons: (i) we do not have any entity or subsidiary in the PRC; (ii) we conduct our business and operations primarily through our operating subsidiaries in Hong Kong. However, the PRC government has the ultimate authority to decide whether we must get the licenses and we cannot assure that without any PRC license, we will not be subject to regulatory measures including warnings, public condemnation, suspension of Solomon VA+ in the PRC and other measures. We can assure you that we will follow any PRC government’s rules, regulation or instruction regarding Solomon VA+ as soon as we were informed of the requirements. As such, we collect certain personal data from our customers in connection with our business and operations and we are subject to various regulatory requirements relating to the security and privacy of data in various jurisdictions. In addition, we may be subject to heightened regulatory scrutiny from PRC governmental authorities in the future. As there remains significant uncertainty in the interpretation and enforcement of the DSL and the PRC PIPL, we cannot assure you that we will comply with such regulations in all respects. In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer the Class A Ordinary Shares to investors, and cause the value of such shares to significantly decline or become worthless. Any non-compliance with these laws and regulations may subject us to fines, orders to rectify or terminate any actions that are deemed illegal by regulatory authorities, other penalties, including but not limited to removal of our apps in China market, as well as reputational damage or legal proceedings against us, which may affect our business, financial condition or results of operations.

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

Under current PRC foreign exchange regulations, which are Administrative Measures on Individual Foreign Exchange issued in December 2006 and Implementation Regulations for the Administrative Measures on Individual Foreign Exchange issued in January 2007, each PRC citizen is permitted to convert up to an aggregate of $50,000 equivalent Renminbi each year for appropriate personal use. Such appropriate use does not include direct investment into secondary stock markets, futures, insurances, asset management products or other trading. PRC residents who intend to convert Renminbi into U.S. dollars exceeding such quota are required to go through additional application and review procedures with commercial banks designated by the SAFE. In fact, according to the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Round-tripping by Chinese Residents through Special Purpose Vehicles (Hui Fa [2014] No.37), except where individuals in China set up SPVs abroad and return to invest (which is recognized by SAFE), PRC residents can only invest in overseas markets indirectly through channels such as Shanghai-Shenzhen-Hong Kong Stock Exchange, mutual recognition of funds between the Mainland and Hong Kong or purchase of QDII/RQDII products. Although we require our clients to comply with the relevant rules and regulations pursuant to the agreements we enter into with them, we cannot assure you that our clients will follow the rules and regulations or the provisions in the agreements at all times. We have not accepted any direct Renminbi deposit from mainland China since inception and do not handle the Renminbi cross-border currency conversion for our Chinese clients through any of our accounts or entities, and we do not require our clients to submit evidence of approval or registration with respect to the foreign currency used for offshore investments. We cannot assure you that our current operating model, which includes redirecting our clients to open accounts with third party service providers, will not be deemed as assisting with the currency conversion by SAFE. In such cases, we may face regulatory warnings, correction orders, condemnation and fines, and may not be able to conduct our current business in the future. In addition, any misbehavior or violation by our clients of applicable laws and regulations could lead to regulatory inquiries, investigations or penalties that involve us. On December 30, 2022, the CSRC posted an announcement stating that Futu Holdings Limited (NASDAQ: FUTU) (“Futu”) and UP Fintech Holding Limited had conducted certain cross-border securities business for domestic investors without obtaining the requisite approval from the CSRC. The CSRC determined that Futu’s conduct constituted the illegal operation of a securities business and required Futu to cease accepting incremental funds from PRC domestic investor accounts that would violate China’s foreign exchange management regulations. In light of the CSRC’s decision regarding Futu Holdings and UP Fintech Holding Limited, there is a risk that we could be subject to similar scrutiny or penalties by relevant PRC authorities in connection with foreign exchange control issues related to our PRC clients. Solomon JFZ may also be prohibited from accepting incremental fund transfers to such clients’ accounts, which could adversely affect our ability to serve existing PRC clients and hinder our efforts to acquire new ones.

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

We may face regulatory risks due to differences in virtual asset regulations between Hong Kong and Mainland China, particularly given our Mainland Chinese client base.

There are significant differences between the regulatory frameworks governing virtual assets in Hong Kong and Mainland China. Mainland China has explicitly prohibited business activities involving virtual assets, including trading and related services. In contrast, Hong Kong has adopted a more permissive approach by establishing a regulatory framework that allows retail investors to trade virtual assets through licensed platforms under specified conditions.

As a Hong Kong-based company with a substantial number of clients who are residents of Mainland China, we may be exposed to increased regulatory risks when engaging in virtual asset-related business. Although we comply with the relevant laws and regulations of Hong Kong, our activities may still attract scrutiny from Mainland Chinese authorities if they are deemed to involve PRC residents or otherwise violate Mainland policies. This regulatory divergence creates uncertainty and complexity in ensuring full compliance across jurisdictions.

If we are found to be in violation of Mainland China’s laws or policies, we could be subject to regulatory inquiries, investigations, penalties, or other enforcement actions. Such developments could materially and adversely affect our reputation, business operations, and financial condition, and may hinder our ability to serve clients residing in Mainland China or expand our client base in that market.

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

The Companies Act (As Revised) of the Cayman Islands permits, subject to a solvency test and the provisions, if any, of the Company’s memorandum and articles of association, as amended, the payment of dividends and distributions out of the share premium account. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiaries’ ability by the PRC government to transfer cash. Any limitation on the ability of our HK Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, if any of our HK subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends.

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

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the fact that it:

●	has a high level of government involvement;

●	is in the early stages of development of a market-oriented economy;

●	has experienced rapid growth; and

●	has a tightly controlled foreign exchange policy

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

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of our HK Subsidiaries. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law enacted by the SCNPC in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China.

These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of the Class A Ordinary Shares could be adversely affected.

Our Class A Ordinary Shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of the Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

In December 2021, the SEC adopted rules (the “Final Rules”) to implement the Holding Foreign Companies Accountable Act, or the HFCA Act. The HFCA Act includes requirements for the SEC to identify issuers (the “Commission-Identified Issuers”) who file annual reports with audit reports issued by independent registered public accounting firms located in foreign jurisdictions that the Public Company Accounting Oversight Board, or PCAOB, is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm’s jurisdiction. The HFCA Act also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s independent registered public accounting firm for three consecutive years since 2021, the SEC shall prohibit the issuer’s securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, because of a position taken by one or more authorities in such jurisdictions. In addition, the PCAOB’s report identified specific registered public accounting firms which were subject to these determinations. Our current registered public accounting firm, WWC, P.C., is not headquartered in the PRC or Hong Kong and was not identified as a firm subject to the PCAOB’s determination. WWC, P.C. is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no current intention of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. Furthermore, the PCAOB is able to inspect the audit workpapers of our HK Subsidiaries, as such workpapers are electronic files possessed by our auditor. However, if the PCAOB determines in the future that it cannot inspect or fully investigate our auditor at such future time, trading in our securities would be prohibited under the HFCA Act.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB vacated its December 16, 2021 determination. However, uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. When the PCAOB reassesses its determinations in the future, it could still determine that it is unable to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. There can be no assurance that we will continue to be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if the PCAOB is not able to fully inspect any component of our auditor’s work papers in the future. Delisting of the Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of the Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

Section 132 of Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong), or the SFO, requires a person (including a corporation) to apply for prior approval from the HKSFC to become a substantial or continue to be shareholder of a HKSFC-licensed company in Hong Kong. Under the SFO, a person is regarded as a “substantial shareholder” of a licensed company if he, either alone or with associates, has an interest in share in the licensed company the aggregate number of which shares is equal to more than 10% of the total number of issued shares of the licensed company, or is entitled to, either directly or indirectly, exercise or control the exercise of the voting power of more than 10% of the voting power at general meetings of the licensed company, or hold shares in any other corporation which entitles the person, either alone or with any of his associates and either directly or indirectly, exercises or control the exercise of 35% or more of the voting power at the general meetings of the other corporation, of or a further corporation, that controls either alone or with any of its associates and either directly or indirectly, more than 10% of the voting power at general meetings of the licensed company. Further, all potential parties who will be new substantial shareholder(s) of Solomon JFZ, our HKSFC-licensed subsidiary, is required to seek prior approval from the HKSFC. This regulatory requirement may discourage, delay or prevent a change in control of Solomon JFZ, which could deprive our shareholders the opportunity to receive a premium for their shares as part of a future sale and may reduce the price of the Class A Ordinary Shares upon the consummation of a future proposed business combination.

We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

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

Although (a) a majority of our clients are PRC residents, (b) Solomon JFZ, one of our HK Subsidiaries, is a Chinese investor-focused securities brokerage company, and (c) approximately 29% of our employees who work for our HK Subsidiaries are PRC citizens, we shall not be deemed as a PRC domestic company, and we do not need to make any filing with CSRC under the New Overseas Listing Rules. This is because according to the New Overseas Listing Rules, (i) the direct overseas offering and listing by a domestic company refers to the overseas offering and listing by a joint stock limited company registered and established within the PRC; and (ii) the indirect overseas offering and listing by a domestic company refers to the overseas offering and listing by a domestic company whose major business activities are conducted within the PRC, carried out in the name of a company registered outside the PRC, based on the equity, assets, earnings, or other similar interests of the domestic company. Specifically, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company, only if (i) any of the revenues, profits, total assets or net assets of the domestic operating entity in the most recent fiscal year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (ii) its major operational activities are carried out in the PRC or its main places of business are located in the PRC, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or PRC residents.

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

Given that (1) our HK Subsidiaries are incorporated and located in Hong Kong and none of them controls more than one million users’ personal information; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; (3) the primary focus of our business operations is located outside mainland China and the majority of our senior management personnel, who are responsible for the daily operation and management, are not PRC citizens and do not reside in mainland China; (4) we possess minimum amount of personal information to achieve the purpose of processing in our business operations with minimal impact on the rights and interests of individuals; (5) all of the data and personal information of our clients are securely stored on equipment owned by an HKEX certified server provider located in Hong Kong; (6) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities ; and (7) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the revised CRM, the DSL, or the PRC PIPL to have an impact on our business, operations, or our securities offerings.

Nevertheless, the legal and operational risks associated with operations in China may apply to our operations in Hong Kong, should recent statements and regulatory actions by China’s government apply to us in the future. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiaries, their abilities to accept foreign investments and the continued listing of the Class A Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the New Overseas Listing Rules further expand their scope of application, we may be required to make a filing with the CSRC. If the revised CRM or the PRC PIPL or any other PRC regulations like the Draft Assessment Measures for the Security of Personal Information Leaving the Country are required to be applicable to our operating HK Subsidiaries by PRC authorities, our business operation could be subject to the CAC’s cybersecurity review or a CSRC review in the future. If any of our operating subsidiaries becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiaries will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiaries may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

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

Risks Related to Ownership of Our Securities

If we fail to maintain compliance with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult for us.

Our Class A Ordinary Shares are traded and listed on the Nasdaq Capital Market under the symbol of “SWIN.” Our shares may be delisted, if we fail to maintain compliance with certain continued listing requirements of Nasdaq.

If we fail to maintain compliance with the Nasdaq continued listing requirements, our Class A Ordinary Shares may lose their status on Nasdaq Capital Market and they would likely be traded on the over-the-counter market. As a result, selling our Class A Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our Class A Ordinary Shares are delisted, broker dealers would have to bear certain regulatory burdens which may discourage broker dealers from effecting transactions in our Class A Ordinary Shares and further limiting the liquidity of our shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our Class A Ordinary Shares. Such delisting from Nasdaq and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

If our Class A Ordinary Shares were delisted from Nasdaq, we may become subject to the trading complications experienced by “Penny Stocks” in the over-the-counter market.

Delisting from Nasdaq may cause our Class A Ordinary Shares to become subject to the SEC’s “penny stock” rules. The SEC generally defines a penny stock as an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. One such exemption is to be listed on Nasdaq. The market price of our Class A Ordinary Shares is currently below $5.00 per share. Therefore, were we to be delisted from Nasdaq, our Class A Ordinary Shares will become subject to the SEC’s “penny stock” rules. These rules require, among other things, that any broker engaging in a purchase or sale of our securities provide its customers with: (i) a risk disclosure document, (ii) disclosure of market quotations, if any, (iii) disclosure of the compensation of the broker and its salespersons in the transaction, and (iv) monthly account statements showing the market values of our securities held in the customer’s accounts. A broker would be required to provide the bid and offer quotations and compensation information before effecting the transaction. This information must be contained on the customer’s confirmation. Generally, brokers are less willing to effect transactions in penny stocks due to these additional delivery requirements. These requirements may make it more difficult for shareholders to purchase or sell our Ordinary Shares. Because the broker, not us, prepares this information, we would not be able to assure that such information is accurate, complete or current.

The market price of our Class A Ordinary Shares has been volatile, and this volatility may continue, potentially leading to a depressed value at the time you wish to sell your holdings.

The US stock market has experienced instances of extreme price increases followed by rapid declines, especially in 2022, with share price fluctuations that appeared unrelated to the issuers’ performance after their initial public offerings. This trend has been particularly noticeable among companies with relatively smaller public floats. We have had a small public float due to the limited size of our initial public offering in September 2023 and the concentration of ownership in our principal shareholders. As a small-cap company with a limited public float, the market price of our Class A Ordinary Shares has been volatile, and such volatility may persist.

From September 7, 2023, through June 27, 2025, the closing price of our Class A Ordinary Shares on the Nasdaq Capital Market has ranged from a high of $47.00 to a low of $1.16. While the specific causes of this volatility remain unclear, our small public float could magnify the impact of actions by a few shareholders, causing the share price to deviate—potentially significantly—from a price that better reflects the underlying performance of our business. This extreme volatility may confuse public investors about the true value of our shares, distort market perceptions of our financial performance and public image, and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating results. If the Class A Ordinary Shares experience price fluctuations that seem unrelated to our business performance, investors may find it difficult to assess the true value of our shares, and our ability to access capital markets could be materially adversely affected. Furthermore, if trading volumes of our Class A Ordinary Shares are low, holders may find it difficult to liquidate their investment or may be forced to sell at depressed prices due to low trading volume. As a result, investors may experience losses on their investment in the Class A Ordinary Shares.

Historically, companies that have experienced periods of price volatility in their shares have sometimes faced securities class action litigation. If we become involved in similar litigation in the future, it could result in significant costs, divert management’s attention and resources, and harm our share price, business prospects, financial condition, and results of operations.

Our dual class voting structure has the effect of concentrating the voting control in holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices.

We have adopted a dual class voting structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Class B Ordinary Shares are entitled to ten (10) votes per share on proposals requiring or requesting shareholder approval and Class A Ordinary Shares are entitled to one (1) vote per share on any such matters. As of the date hereof, there are 8,040,000 Class B Ordinary Shares outstanding which are entitled to ten (10) votes per share and 49,046,060 Class A Ordinary Shares outstanding which are entitled to one (1) vote per share.

As a result, holders of Class B Ordinary Shares collectively control approximately 62.1% of the voting power of the outstanding Ordinary Shares of the Company. If they act together, they will be able to control the management of our Company, including the election, removal or addition of directors to expand the board.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class A Ordinary Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

We have not historically declared or paid dividends on the Class A Ordinary Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares.

We have not historically declared or paid dividends on the Class A Ordinary Shares. We currently intend to invest our future earnings, if any, to fund our growth, to develop business, for working capital needs, to reduce debt and for general corporate purposes. We do not expect to declare or pay any dividends in the foreseeable future. Therefore, the success of an investment in the Class A Ordinary Shares will depend upon any future appreciation in their value. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain their current value.

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

Following our home country governance practices may afford less protection to investors than the Nasdaq listing rules applicable to U.S. issuers. Specifically, the Company has followed or intends to follow the provisions of the laws of the Cayman Islands and its memorandum and articles of association in lieu of certain corporate governance requirements under the Nasdaq listing rules with respect to the following matters:

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

●	Rule 5635(c), pursuant to which shareholder approval is required for the establishment of or any material amendments to our equity compensation arrangements for officers, directors, employees or consultants.

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing 20% or more of our shares or voting power outstanding before the issuance at a price lower than the “Minimum Price.”

●	Rule 5620(a), pursuant to which holding annual shareholders’ meetings is required.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s notification of non-compliance requirement (Nasdaq Rule 5625). Further, we must have a written charter for our audit committee specifying the authority and responsibilities required by Exchange Act Rule 10A-3 and requiring that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii). If we rely on home country practice exemptions, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We would lose our foreign private issuer status if, for example, more than 50% of our voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

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

Solowin’s memorandum and articles of association, as amended, do not provide its shareholders with any right to requisition a general meeting or to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Solowin is an exempted company incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by its memorandum and articles of association, as amended, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of the shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like Solowin have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Solowin’s memorandum and articles of association, as amended, have provisions that provide our shareholders with the right to inspect the register of members without charge, and to receive the annual audited financial statements of the Company. Subject to the foregoing, our directors have discretion under the memorandum and articles of association, as amended, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Solowin’s memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit Solowin’s shareholders’ opportunity to sell their shares at a premium.

Solowin’s memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving Solowin’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, Solowin’s board of directors has the authority, without further action by its shareholders, to issue one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Companies Act (As Revised) of the Cayman Islands. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If Solowin’s board of directors decides to issue preferred shares, the price of the Class A Ordinary Shares may fall and the voting and other rights of the holders of the Class A Ordinary Shares may be materially and adversely affected. In addition, Solowin’s memorandum and articles of association, as amended, contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the Class A Ordinary Shares.

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

Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is less than certain, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the Class A Ordinary Shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds the Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act of the Cayman Islands (as revised) (“ES Act”) that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is Solowin; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, including in Hong Kong, it is not required to satisfy the economic substance test set out in the ES Act.

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

Our headquarters are located in Hong Kong, where all of our directors and management and a majority of our employees currently reside. In addition, some of our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Adverse market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes and other events or circumstances beyond our control could have a material adverse effect on us.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes between the U.S. and other countries resulting in the imposition of increased tariffs on products imported into the U.S., and the availability and cost of credit can contribute to increased volatility, diminished expectations for the global economy and the markets. Market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, uncertainty or volatility from matters such as the implementation of the governing agenda of President Donald J. Trump, and changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies in the United States may adversely affect the global economy and financial markets, our financial condition, results of operations, and the trading price of our Class A Ordinary Shares. Any such disruptions may also magnify the impact of other risks described in this report.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Information

The current legal and commercial name of the Company is SOLOWIN HOLDINGS. SOLOWIN HOLDINGS is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. The registered office of the Company is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which may be changed from time to time at the discretion of directors.

The address of our principal place of business is Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. Our telephone number is (852)3428-3893.

Our Corporate History and Structure

Solowin is a holding company incorporated in the Cayman Islands without material operations of its own. Our subsidiary Solomon JFZ was established under the Hong Kong laws on July 25, 2016.

Pre-IPO Reorganization

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

IPO

On September 8, 2023, we completed our initial public offering and issued and sold 2,000,000 ordinary shares, par value $0.0001 per share.

Reclassification and Dual Class Structure

On December 17, 2024, we held an extraordinary general meeting of shareholders, during which our shareholders approved the re-classification and re-designation of the Company’s ordinary shares. As a result of such re-classification and re-designation, the Company’s authorized share capital was re-classified and re-designated into 950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares and then issued and outstanding 16,172,300 ordinary shares of par value of $0.0001 each in the Company were re-classified and re-designated into 8,132,300 Class A Ordinary Shares of par value US$0.0001 each with one (1) vote per share and 8,040,000 Class B Ordinary Shares of par value $0.0001 each with ten (10) votes per share.

On December 23, 2024, we filed an amendment to our Form 8-A to reflect that the class of security registered under Section 12(b) of the Exchange Act had changed from ordinary shares to Class A Ordinary Shares, and that the class of our security traded on Nasdaq had accordingly changed from ordinary shares to Class A Ordinary Shares.

Group Structure and Acquisitions

On December 4, 2023, as a part of our strategic expansion into the private wealth management business, Solowin formed a new wholly owned subsidiary, Solomon Wealth, under the laws of Hong Kong.

On March 5, 2024, Solowin entered into a membership interest purchase agreement with Cambria Capital and Cambria Asset Management, Inc. (the “Purchase Agreement”), pursuant to which Solowin agreed to purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000 by December 31, 2024. In January 2025, following the non-completion of the second closing to acquire the remaining 75.1% by December 31, 2024, Solowin notified Cambria Capital of the termination in accordance with the terms of the Purchase Agreement. On April 4, 2025, the Company entered into an interests buyback and release agreement with Cambria Asset Management, Inc. and Cambria Capital, pursuant to which the Company agreed to sell the 24.9% equity in Cambria Capital back to Cambria Asset Management, Inc. for $100,000. The Company had already received $50,000, with the remaining $50,000 due no later than August 31, 2025. Solowin ceased to have significant influence over Cambria Capital in February 2025, and had derecognized the investment as of March 31, 2025.

On March 12, 2025, Solomon Wealth acquired Solomon Global Asset Management Limited, or Solomon Global, which was duly incorporated in British Virgin Islands (BVI) under the BVI Business Companies Act on August 4, 2023, for a total purchase price of $1.00. Solomon Global is regulated by the BVI Financial Services Commission (FSC) which approved it to be an investment manager on September 11, 2023 with certificate number IBR/AIM/23/0979. The certificate is in force unless suspended. On May 7, 2025, Solomon Wealth transferred 100% ownership of Solomon Global to Solowin. As a result, Solomon Global became a wholly-owned subsidiary of Solowin.

On June 16, 2025, Solowin entered into a sale and purchase agreement with two individuals, pursuant to which Solowin purchased from them, a 48% stake in Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong (“Tiger Coin”), for a total purchase price of $7,500,000. Such purchase price was satisfied by the issuance of an aggregate of 7,500,000 Class A Ordinary Shares of Solowin to them, with each person receiving 3,750,000 Class A Ordinary Shares.

The following diagram illustrates our corporate structure as of the date of this report:

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our web site address is https://solowin.io. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report.

Principal Capital Expenditures and Divestitures

We did not incur any capital expenditure and divestitures for the fiscal years ended March 31, 2025, 2024 and 2023. We plan to make capital expenditures and divestitures in the future to meet the needs that may result from the expected growth of our business.

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

Solomon JFZ currently is primarily engaged in providing (i) corporate finance services, (ii) wealth management services, (iii) asset management services and (iv) virtual assets services to customers. It is licensed with the HKSFC and a participant of the Hong Kong Stock Exchange to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management).

Solomon JFZ strictly follows the requirements of the HKSFC for internal regulation and risk control to maximize the safety of investors’ assets. It provides online account opening and trading services via its Front Trading and Back-office Clearing systems, in conjunction with Solomon VA+, a highly integrated application accessible via any mobile device, tablet, or desktop, all of which are licensed from third parties. With strong financial and technical capabilities, Solomon JFZ has been providing brokerage services to global Chinese investors residing both inside and outside the PRC and institutional investors in Hong Kong, Australia and New Zealand, and has been recognized and appreciated by users and industry professionals.

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

Our clients are mostly Chinese investors residing in Asia as well as institutional clients in Hong Kong, Australia and New Zealand. PRC residents account for more than half of our total client base. We classify those who have registered on Solomon JFZ’s platform as users and the users who have opened accounts on Solomon JFZ’s platform as clients. As of March 31, 2025, we had more than 15,600 clients who had opened trading accounts with Solomon JFZ and over 1,200 active clients who had assets in their trading accounts.

As of March 31, 2025, the Company had reorganized its business segments which consisted of: (i) Corporate Finance Services, (ii) Wealth Management Services, (iii) Asset Management Services and (iv) Virtual Assets Services. As part of this segment reorganization, the Company has:

(a)	rebranded the former “Corporate Consultancy Services” as “Corporate Finance Services”;

(b)	combined the former “Securities Related Services” and “Investment Advisory Services” into a single segment, “Wealth Management Services”; and

(c)	introduced a new segment, “Virtual Assets Services.”

The following summary describes the products and services offered in each of the reorganized segments:

●	Corporate Finance Services (rebranded from the former “Corporate Consultancy Services” segment). We are redefining corporate finance by offering underwriting, private placement and investment advisory solutions tailored to guide investors and corporations through complex financial landscapes, ensuring transactions are executed with strategic insight that meets today’s capital market’s needs. Our corporate finance services include capital raising, debt financing, secondary offerings and financial advisory services. For the fiscal years ended March 31, 2025, 2024 and 2023, the Corporate Finance Services segment accounted for 36%, 3% and 21% of our consolidated revenues, respectively.

●	Wealth Management Services (formed by combining the former “Securities Related Services” and “Investment Advisory Services” segments). Our wealth management division is dedicated to empowering investors with a comprehensive suite of services designed to manage, retain, and grow wealth with confidence. Our offerings under this segment include two main categories: “brokerage services” and “integrated investment solutions.” This Wealth Management Services segment has evolved from the merger of the former “Securities Related Services” and “Investment Advisory Services” segments, along with the addition of advisory services for high-net-worth individuals and institutional investors such as family offices and trusts. For the fiscal years ended March 31, 2025, 2024 and 2023, the wealth management services segment accounted for 40%, 77% and 70% of our consolidated revenues, respectively.

●	Asset Management Services (corresponding to the former “Asset Management Services” segment). Our asset management services are crafted to meet the diverse investment goals of our clients through a broad range of asset classes and investment strategies. Under this segment, we offer investment fund products managed by professional portfolio managers, generating both management and performance-based income. Additionally, we provide managed account services for individual and institutional clients, managing their assets based on their investment objectives and delivering tailored investment strategies. However, the managed account services have not yet contributed to revenue. We have also launched external asset management services where we partner with well-established financial institutions such as China AMC, granting our clients access to their select fund allocations, which allow us to earn distribution fees and reduced management fees offered by the issuer. For the fiscal years ended March 31, 2025, 2024 and 2023, the asset management services segment accounted for 23%, 20% and 9% of our consolidated revenues, respectively. All asset management revenues during such periods were derived from management and performance fees of investment fund products.

●	Virtual Assets Services (a newly introduced segment). We provide secure and innovative solutions in the virtual asset space including virtual assets trading, virtual assets spot ETFs creation and redemption, security token offerings, and blockchain solutions such as real-world assets tokenization. Solomon JFZ had been approved by the HKSFC to provide virtual asset dealing services and advisory services, and we are at the forefront of offering cutting-edge Web3 solutions that cater to the needs of modern investors and businesses, leveraging blockchain for secure and innovative virtual asset solutions. For the fiscal years ended March 31, 2025, 2024 and 2023, the virtual assets services segment accounted for 1%, 0% and 0% of our consolidated revenues, respectively.

Industry and Our Market Opportunities

The description under this heading includes statistical and other industry and market data that we obtained from government, regulatory bodies, stock exchange’s data, industry publications, and public data source from internet and estimates by our management based on such data. Our management has no reason to believe that such information presented in this section is false or misleading or that any fact has been omitted that would render such information and/or statistics false or misleading in any material respect.

Hong Kong Securities Market

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

The gross income for IPO sponsors in 2024 was expected to be approximately HK$450 million whereas 90 new IPO and sponsor fee approximately HK$5 million per IPO. The gross income for IPO fund raising and secondary market fund raising in 2024 is expected to be approximately HK$11 billion and HK$8.75 billion whereas the commission rate is 5% and 3.5% respectively.

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

Emergence of Hong Kong as a Global Web 3 Hub

Hong Kong Monetary Authority and the Securities and Futures Commission (SFC) have crafted a forward-thinking regulatory environment that balances innovation with stability under the principle of “same activity, same risk, same regulation.” Initiatives like Project Ensemble, launched in 2024, are testing tokenized assets in a sandbox, while the Stablecoins Ordinance, effective August 2025, regulates fiat-backed stablecoins, ensuring transparency and financial security . Meanwhile, Project e-HKD+, the second phase of the city’s digital currency pilot, explores programmable payments and tokenized assets, involving giants like Hang Seng Bank and Aptos Labs.

The SFC’s ASPIRe Roadmap outlines 12 virtual asset initiatives, from token listings to staking, while the government invests HK$50 million annually to fuel Web 3 growth through hubs like Cyberport . Hong Kong’s tokenized securities framework also allows retail investors to trade digital assets, making it a trailblazer in inclusive finance.

Hong Kong’s Web 3 market is experiencing robust growth. By 2024, the fintech sector expanded to over 1,200 firms, with approximately 41.5% focusing on blockchain and digital assets, a 250% increase since 2022.   Web3.0 Tools and Services take up another 23.9%. Nine SFC-licensed virtual asset trading platforms are operational, with virtual asset futures ETFs attracting HKD 529 million (approximately $67.8 million USD) in inflows in Q1 2024.  Stablecoins account for 40% of the city’s digital asset transaction volume, driven by demand for stable assets amid currency devaluation concerns.  The global tokenized assets market (excluding cryptocurrencies) is projected to reach $2 trillion by 2030.

Source: investhk.gov.hk: Hong Kong Fintech Ecosystem Report, March 2025

Since the 2022 FSTB Policy Statement, over 80 virtual asset firms have established operations in Hong Kong, fueled by global Web 3 investments totaling $94 billion since 2021. The city’s tokenized green bonds, pioneered in February 2023, underscore its leadership in Asia’s tokenization race. Solowin seeks to capitalize on this growth by exploring partnerships with SFC-licensed exchanges and aligning with global investment trends to tap into stablecoin and tokenized asset markets.

Advancement of Tokenized Money Market Funds in Hong Kong

Tokenized money market funds are transforming Hong Kong’s investment landscape, providing on-chain access to stable, liquid yields. Globally, these funds manage over $1 billion in assets, with BlackRock’s BUIDL fund approaching $2 billion. In Hong Kong, firms like Franklin Templeton and Aptos Labs are driving adoption, distributing tokenized MMFs through SFC-licensed platforms. A landmark development is the ChinaAMC HKD Digital Money Market Fund, Hong Kong’s first tokenized money market fund for retail investors, launched on February 28, 2025. Issued by China Asset Management (Hong Kong) Limited (ChinaAMC HK), this SFC-approved fund invests in HKD-denominated short-term deposits and high-quality money market instruments, leveraging blockchain for enhanced accessibility and transparency. SOLOWIN HOLDINGS, through its securities brokerage platform Solomon JFZ (Asia) Holdings Limited, distributes this fund alongside OSL Digital Securities, participating in the HKMA’s Project Ensemble Sandbox with partners like HSBC and Hang Seng Bank.

SFC regulations mandate robust cybersecurity and smart contract audits, though secondary trading for retail investors remains limited. Solowin plans to explore the development of additional compliant tokenized MMF products, consider partnerships with blockchain providers like Securitize, and target institutional clients for innovative treasury solutions, building on its role in distributing the ChinaAMC fund. Integrating these funds into DeFi protocols for enhanced yields presents additional opportunities.

Evolution of Stablecoin Payment Solutions in Hong Kong

Stablecoins are revolutionizing payments in Hong Kong, offering speed and cost efficiency. Globally, 90% of payment firms are embracing stablecoins, with 48% citing faster settlements.  Hong Kong’s Stablecoin Sandbox, launched in 2024, tests issuance and compliance, while Standard Chartered and Animoca Brands plan an HKD-pegged stablecoin by 2025. Use cases range from cross-border payments—71% in Latin America—to B2B settlements and programmable payments via smart escrow.

With 86% of firms boasting stablecoin-ready infrastructure, the focus is on compliance and treasury integration. The Stablecoin Ordinance mandates high-quality reserves, like bank deposits or short-term bonds, ensuring stability. Interoperability challenges persist, but the market is poised for growth.

Tokenization of Real-World Assets in Hong Kong

Hong Kong is leading Asia’s RWA tokenization boom, with the global market projected to reach $18.9 trillion by 2033.  From tokenized green bonds to fractional real estate ownership, the city leverages its financial expertise and regulatory clarity. HSBC, BlackRock, and HashKey are key players, while Project Ensemble enables “atomic” settlement of tokenized assets via wholesale CBDC.

 Hong Kong’s strengths include abundant commercial real estate, the world’s second-largest art auction market, and innovative green finance. Tokenization unlocks liquidity, transparency, and efficiency—potentially saving $100 billion annually in collateral management. However, fragmented infrastructure and high development costs ($2M–$100M) pose persisting challenges.

Our Products and Services

Wealth Management (A combination of former “Securities Related Services” and “Investment Advisory Services”)

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

Our wealth management division is dedicated to empowering investors with a comprehensive suite of services designed to manage, retain, and grow wealth with confidence, including:

●	Hong Kong securities trading services. Solomon JFZ’s Solomon VA+ provides trading of various securities products listed on the Hong Kong Stock Exchange, including company stocks (equity securities), exchange-traded products (ETFs), real estate investment trusts (REITS), exchange-traded bonds, and financial derivatives, such as derivative warrants, bull/bear contracts, etc.

●	Virtual assets trading services. Solomon JFZ provides trading of various virtual assets trading in the regulated digital assets trading exchanges, including Bitcoin, Ethereum, Bitcoin spot ETF and Ethereum spot ETF, supporting in kind subscription of virtual assets spot ETF.

●	IPO subscription and placement services. Solomon JFZ’s IPO subscription and placement services include subscription for IPO and placement of companies listed on the Stock Exchange of Hong Kong, as well as related subscription financing arrangements. Solomon JFZ generates IPO subscription service income from provision of new share subscription services in relation to IPOs in the Hong Kong capital market. It provides both IPO subscription services in cash and margin to clients.

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

●	Bond trading services. Solomon JFZ provides bond trading services in the secondary market for Hong Kong and international bonds, including those issued by listed and unlisted firms, various government bonds, Exchange Fund bonds, public institutions, and public utilities.

●	Fund subscription services. Solomon JFZ intends to offer fund products from well-known asset management companies around the world and covers mutual funds that are managed in different parts of the world.

●	Equity custodian and agent services. Solomon JFZ provides various liquidation and agent services for custodian securities including securities custodian, depository, withdrawal, transfer, registration and transfer, collecting dividends and bonuses on behalf of the company, carrying out rights and responsibilities (share splitting, rights issue, share consolidation), pursuing rights and interests on behalf of the company, applying to attend shareholders’ meetings and proxying voting rights on behalf of the company.

●	Services for the management of investment immigrant accounts. Solomon JFZ provides account management services in line with Hong Kong investment immigrants, such as securities trading, investment advice, and ongoing services for Hong Kong Immigration Department reporting.

●	Enterprise employee shareholding exercise services. Solomon JFZ provides enterprise employee shareholding exercise services that are in line with the listed company’s share incentive scheme, offer shareholding work exercise, trading, settlement, and financing services.

●	Professional investment research services. Solomon JFZ provides professional investment research services, including professional daily updated market analysis, industry and individual stock research and analysis services.

●	Instant quotation service. Solomon JFZ provides instant quotation service which gives real-time quotes for stocks listed on the American Stock Exchange, New York Stock Exchange, and Nasdaq Exchange, among other major markets in Hong Kong and the United States.

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

In February 2025, Solomon JFZ change its Front Trading and Back Office Clearing systems and trading app Solomon VA+ by using a new licensed third parties for technical support: Full Node Technology Limited (“Full Node”), replacing the services previously provided by Hundsun Ayers and Eddid. We strongly believe in enhancing the technology to adapt to the constantly evolving environment and to increase customer satisfaction by improving customers’ experience and providing smooth transactions. Hundsun Ayers have agreed to provide application services, support, and customize services to Solomon JFZ at a fixed charge over a period of time. The fees charged are independent of the trading volume or our revenues. The contract terms are reviewed and renegotiated from time to time.

Material Agreements with Full Node – Licence Agreement

Below is the summary of the material agreements with Full Node:

On June 3, 2024, Solomon JFZ entered in to a Licence Agreement with Full Node in connection with the SiefaTrader Global Trading System and SiefaBOS Global Clearing and Settlement System and the trading app which enable the investors to route orders to buy and sell the Products through exchange or other 3rd party broker and assist the users to perform corresponding settlement / clearing operations. This agreement has a term of 24 months starting from Official Launch Date and will be automatically renewed for 24 months when expired, unless either party provides a written notice three months prior to the expiry date. Solomon JFZ agreed to pay a one-time installation fee in the amount of HK$110,000 (approximately $14,000) and an annual maintenance service fee in the amount of HK$1,200,000 per year (approximately $154,000).

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

Fees for Securities Related Services

Solomon JFZ generates revenue through commission, handling fees and financing interests for its securities related services.

Trading Fee (HK Market and Pre-IPO Market)

Types	Fees	Charged By
Commission	0.1% × total trading amount, minimum HKD 60 per trade (via Internet and phone)	Solomon JFZ
Stamp Duty	0.1% × transaction amount, rounded up to the nearest HK dollar. For example, HK$2.01 will be rounded up to HK$3.00	HKSAR Government
Settlement Fee	0.0042% ×Trade Value	HKEX
Trading Fee	0.00565% × Trade Value Min. HKD 0.01	HKEX
Transaction Levy	0.0027% × Trade Value Min. HKD 0.01	HKSFC
AFRC Transaction Levy	0.00015% × Trade Value	Accounting Financial Reporting Council
Italian Financial Transaction Tax (IFTT)	Net number of shares purchased on the day x weighted average purchase price on the day x tax rate (0.2%) (only applicable to Italian companies listed in Hong Kong)	Italy Government

Trading Fee (A-Share Northbound Stock Connect)

Types	Fees	Charged By
Commission	0.1% × transaction amount, minimum RMB 60 per trade (via Internet and phone)	Solomon JFZ
Stamp Duty	0.05% of transaction amount (sells only)	SAT
Handling Fees	0.00341% of transaction amount	SSE/SZSE
Securities management Fees	0.002% of transaction amount	CSRC
Transfer Fees	0.001% of transaction amount	CSDC
Transfer Fees	0.002% of transaction amount	HKSCC
Portfolio Fees	Stock Holdings value * 0.008% / 365 (Calculate by day, charge by month) no minimum charge	HKSCC

Trading Fee (US Market)

Types	Fees	Charged By
Commission	Online trading can be as low as US$0.0059/share, minimum US$1.99/trade, up to 1% of the transaction amount	Solomon JFZ
Platform Fees	Online trading can be as low as US$0.01/share, minimum US$2/trade, up to 1% of the transaction amount	Solomon JFZ
Settlement Fee	US$0.003/Share, min US$0.01/trade	U.S. Settlement Agency
US SEC Fee	US0% x transaction amount, min US$0/trade (sells only)	SEC
Trading Activity Fee	US$0.000166/Share, min US$0.01/trade, max US$8.30/trade (sells only)	FINRA
ECN Fee	US$0.003/Share, only applicable to pre-market and after-hours session order	U.S. Settlement Agency

Trading Fee (Virtual Assets)

Types	Fees	Charged By
Crypto Commission	0.28% with minimum charge of USD 2.00 per transaction, via electronic channels/telephone/email	Solomon JFZ
Platform Fee	USD0	Solomon JFZ
Custody Fee	monthly fee of 0.05% of portfolio market value	Solomon JFZ

IPO Subscription Fee (HK Market)

Types	Fees	Charged By
Subscription Fee #	Cash Subscription: HKD 10 90% Margin Financing Subscription: HKD 100 95% Margin Financing Subscription: HKD 120	Solomon JFZ
Commission	1% of the Allotment Amount, minimum HK$0.01	Solomon JFZ
Transaction Levy	0.0027% of the Allotment Amount, minimum HK$0.01	HK SFC
Trading Fee	0.00565% of the Allotment Amount, minimum HK$0.01	HKEX
FRC Levy	0.00015% of the Allotment Amount	HK FRC

#	Subscription fees are payable regardless of whether the winning lot is awarded or the new shares are listed.

Custodian Service Fees

Types	Fees	Charged By
HK Market-Transfer Stocks In	Free of charge
HK Market-Transfer Stocks Out	0.25% of the total trading value per stock will be charged, with a minimum fee of HKD 500	HKSCC and Solomon JFZ
US Market-Transfer Stocks In	Free of charge
US Market-Transfer Stocks Out	USD 100 per stock each time	Solomon JFZ
ISI	Free of charge
Physical Stocks Deposit	Each stock/ stamp duty fee per deed HKD 5	HKSCC and Solomon JFZ
Physical Stocks Withdrawal	HKD 5 per lot, minimum HKD 30 (odd lot are also considered as 1 lot)	HK Government
Currency Exchange	Free of charge, according to the current exchange rate of Bank
Deposit Funds	Free of charge
Withdraw Funds	Free of charge

●	There is service fee by the bank for withdrawal of fund to oversea banks;

●	The bank might charge a handling fee when transferring funds across banks. (Including remitting, receiving and intermediary banks).

Overdue Balance Interest Charges (HKD/RMB/USD)

Types	Fees	Charged By
Securities Cash A/C	HKD :10.5% p.a. (Prime + 5% p.a.) * CNY : 10.5% p.a. USD : 10.5 % p.a.	Solomon JFZ

*	Prime = 5.5% (The interest rate will change over time, Solomon JFZ may adjust the interest rate from time to time.)

The fee schedule is effective as of November 15, 2024, fees and rates are for reference only, Solomon JFZ reserves the right to adjust without prior notice.

Other Fees

Types	Fees	Charged By
Scrip	HK$1.5 per board lot, odd lot will be counted as a board lot	HKSCC
Collection of Cash Dividend/Scrip Dividend	0.3% of dividend collected, minimum HK$30	Solomon
Collection of Scrip Dividend	HK$2/lot, minimum HK$30	Solomon
Excess Right Subscription	HK$100 per application and Corporate Action fee HK$0.8/lot, odd lot will be counted as a board lot	HKSCC and Solomon
Tendering Shares /Privatization	HK$100 per application and Corporate Action fee HK$0.8/lot, odd lot will be counted as a board lot	HKSCC and Solomon
Auto-Exercise of Covered Warrants/CBBCs/In-line Warrants	HK$100 per application and Corporate Action fee HK$0.8/lot, odd lot will be counted as a board lot	HKSCC and Solomon
General Meeting Enrollment and Voting	HK$50 per application	Solomon

Investment Advisory Services

Solomon JFZ is licensed to carry out regulated activities under Type 4 (Advising on Securities), which includes:

●	Investment Advisory Service

●	Investor Relationship Management

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

Investor Relationship Management

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

Fees for Investment Advisory Services

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

Additionally, Solomon Wealth generates revenue through wealth management fee assessed by private wealth managers. Private wealth managers offer a range of financial services tailored to the specific needs and goals of our clients, and assess fee by three different structures: (i) charge fees based on a percentage of assets under management, ranging from 1%-5% for specific AUM; (ii) charge a fixed or flat fee for their services regardless of the size of the client’s portfolio. This fee structure can be beneficial for clients with larger portfolios, annual fee ranges from $100,000 to $200,000; and (iii) charge wrap fee that bundle various services into a single, all-inclusive fee, which cover investment management, financial planning, and other services. The tailor-made wrap fee ranges from $100,000 to $500,000.

Investment Banking (formerly known as “Corporate Consultancy Services”)

Solomon JFZ is licensed to carry out regulated activities under Type 6 (Advising on Corporate Finance), which includes corporate finance (including financial advisory).

Solomon JFZ started providing corporate consultancy services to its clients in May 2021. It provides corporate finance services to companies who want to list on Hong Kong Stock Exchange. It advises its clients on compliance with the HKEX Listing Rules, the Code on takeovers, mergers and share repurchases; and advising on the disposal of securities in connection with offers or offers to transfer to the public.

Solomon JFZ also provides financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. It acts as financial adviser to the clients advising them on the terms and structures of the proposed transactions and the relevant implications and compliance matters under the Hong Kong Listing Rules (including the Main Board and the Growth Enterprise Market “GEM”). In addition, it acts as independent financial adviser giving opinions to the independent board committee and independent shareholders of listed companies in Hong Kong.

Solomon JFZ provides corporate finance services to companies relevant to the US capital market since March 2024. Financial advisory services advise its clients on compliance with the Listing Rules, the Code on takeovers, mergers and share repurchases; and advising on the disposal of securities in connection with offers or offers to transfer to the public. Solomon JFZ provides financial and independent financial advisory services for unlisted and listed companies that are looking for high-quality and value-added corporate finance advisory services at reasonable costs. The fee structure agreed with its clients varies depending on the nature of the engagement. It usually a fixed amount between 100,000 USD to 400,000 USD. The fee structure will consider factor including type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. It would consider a discount if the transaction fails to complete. There may be a success fee or commission be structured as either a fixed amount or as a percentage of a specified value it provides.

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

Fees for Investment Banking

Solomon JFZ charges them advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements. It generates revenue through financial advisory fee for its corporate consultancy services.

The fee structure agreed with its clients varies depending on the nature of the engagement. Solomon JFZ’s typical remuneration provision is advisory fee, usually a fixed amount between HKD 200,000 to HKD 2,000,000. It charges advisory fees according to the type and size of the transactions, duration of the engagement, complexity of the transaction and the expected manpower requirements regardless of whether or not it completes. It would consider a discount if the transaction fails to complete. There may be a success fee or commission be structured as either a fixed amount or as a percentage of a specified value it provides.

Asset Management

Solomon JFZ is licensed to carry out regulated activities under Type 9 (Asset Management), which includes:

●	Asset Management Services

●	Private funds subscription

Solomon JFZ’s asset management team specializes in designing investment portfolios to meet the needs of investors with different risk appetites and to preserve and enhance the value of their assets.

Fund Management

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

Private Funds Subscription

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

Fees for Asset Management

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

Since March 2024, the Company has focused on developing and expanding its virtual assets services. This strategic initiative reflects the Company’s commitment to diversifying its product offerings and strengthening its position in the digital asset sector.

●	In March 2024, in addition to providing services related to traditional assets, Solomon JFZ was approved by the HKSFC to provide virtual asset dealing services and advisory services. Virtual assets related services are subject to a new regulatory framework in Hong Kong. Solomon JFZ has been among the initial group of HKSFC approved licensed companies to provide virtual assets trading and advisory services to retail investors. In addition, Solomon JFZ has been among the first group of HKSFC approved participating dealers of in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong, enabling investors to subscribe to or redeem ETF shares directly with the underlying digital assets. Solomon JFZ’s virtual assets services are expected to build large trading volumes and an exponential client assets base for Solomon JFZ in the near future.

●	On April 16, 2024, the Company announced that Solomon JFZ had been selected as one of the three participating dealers for Harvest Global’s spot Bitcoin and Ethereum ETF in Hong Kong. Around the same time, Solomon JFZ entered into participation agreement with Harvest Global Investments Limited (“Harvest Global”) and China Asset Management (Hong Kong) Limited (“China AMC”) as the participating dealer for the VA spot ETFs.

●	On April 26, 2024, the Company announced that it strengthened its partnership with OSL Digital Securities (“OSL”), the digital asset platform of OSL Group (863.HK), which is Hong Kong’s only publicly listed company fully dedicated to digital assets, to facilitate the in-kind subscription and redemption processes. In addition, Solomon JFZ has been among the first group of HKSFC approved participating dealers of in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong, enabling investors to subscribe to or redeem ETF shares directly with the underlying digital assets.

●	On May 28, 2024, the Company announced a strategic partnership with MaiCapital Limited (“MaiCapital”), a leading virtual assets investment manager in Hong Kong, to expand virtual asset allocation opportunities. MaiCapital is licensed to manage funds that may comprise up to 100% virtual assets which directly complements Solomon’s licensing for the trading of virtual assets.

●	On July 16, 2024, the Company announced the launch of Solomon VA+, an institutional-grade all-in-one smart trading app, which is innovatively upgraded from the former one-stop electronic platform, Solomon Win. Solomon VA+ offers integrated financial services infrastructure designed to meet the evolving needs of next-generation and high-net-worth investors, which is the first all in one app in Hong Kong that combining traditional assets trading, virtual assets trading and wealth management services into one app, marking a significant industry development. The Solomon VA+ trading platform offers various virtual assets trading to professional investors and Bitcoin and Ethereum to retail investors, supporting clients with in-kind subscription of Bitcoin spot ETF and Ethereum spot ETF. Clients are also expected to deposit & withdraw the cryptocurrencies via the APP within a short period, realizing a comprehensive allocation of traditional financial and virtual assets.

●	On December 26, 2024, the Company announced partnership with China AMC (HK), HSBC, Hang Seng Bank, OSL exchanges, and Fosun Wealth Holdings to submit a sandbox trial to the Hong Kong Monetary Authority (HKMA) under the Project Ensemble Sandbox. The Company has become one of the first-phase testers of the sandbox launched in August 2024 which initially explores “Fixed Income and Investment Funds” use case for the local application of tokenized currencies and assets. By leveraging the collective asset management experience and innovative capabilities of all participants, this trial aims to contribute to the development of Hong Kong’s tokenization market.

●	On March 12, 2025, Solomon Wealth acquired Solomon Global. Solomon Global currently is the fund manager of Solowin Digital Horizon SP, which is a Cayman-domiciled tokenized fund focused on bridging traditional finance with the on-chain world.

●	In June 2025, Solowin acquired a 48% equity interest in Tiger Coin, a private company limited by shares incorporated in Hong Kong. Tiger Coin is a leading integrated service provider specializing in customer acquisition for the foreign exchange (FX) industry and Web3 technology development.

Competitive Strengths

We believe that the following strengths contribute to the Company’s success and differentiate it from its competitors:

●	The Company offers a diversified product portfolio for trading in global financial markets. Customers can use Solomon JFZ’s online platform to trade a variety of financial products in different geographical regions, including Hong Kong equity, US equity, and China A shares, ETFs, warrants, and callable bull/bear contracts, bonds, mutual funds, as well as virtual assets. We intend to enter into more equity markets, including Singapore, the United Kingdom, and Japan, and develop our virtual assets services, to broaden the investment universe available to our investors.

●	The Company provides state-of-the-art account opening technology and aim to maintain superior user experience to our clients. During the period when China imposed travel restrictions to contain the spread of Covid, Solomon JFZ was one of the few online securities brokerage providers that had successfully captured the opportunity to bring state-of-the-art, contactless, and borderless online account opening services to Chinese investors in the post-Covid stage. Our users are able to open accounts remotely and trade in a wide range of financial products using the Solomon VA+ with a bilingual user interface and fast and efficient order execution to provide a great user experience. We constantly enhance the functions of the Solomon VA+ to meet our clients’ evolving needs.

●	We believe we are well positioned in a fast-growing financial service segment with substantial growth demand. Solomon JFZ is one of the few Chinese investors-focused online trading platforms that offer a diverse range of products and services. In the long run, Chinese investors are shifting and over-weighting their investments from traditional real estate holdings to financial assets, and from local to global markets. We believe we are well positioned to capitalize on the opportunities created by this expansion because of Solomon JFZ’s existing foundation as a renowned financial service provider.

●	We have an experienced and talented management team. We have a skilled and experienced management team. Our team of experts brings together a wealth of experience in traditional finance, technology, and digital assets, with significant expertise in developing corporate strategies, monitoring compliance, decision making, credit risk management, and day-to-day operations, ensuring that our clients receive the highest level of support and guidance. We are confident that our experienced and talented management team will be able to collaborate and steer the Company toward our growth objectives.

●	We are the first mover in launching virtual assets business in Hong Kong. We are among the pioneering HKSFC licensed platforms that can provide clients with both traditional and virtual assets related services. We are fully compliant with regulatory requirements and international standards of AML/ Countering the Financing of Terrorism (CTF), committed to the highest standards of security. Our platform has been designed to serve institutional, professional and retail investors for trading virtual assets, facilitate the in-kind subscription and redemption process, and provide investors with seamless and effective access to investing in virtual assets.

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

Solomon JFZ classifies those who have registered on its platform as its users and those who have opened accounts on its platform as clients. As of March 31, 2025, we had more than 15,600 clients who had opened trading accounts with Solomon JFZ and over 1,200 active clients who had assets in their trading accounts.

Solomon JFZ’s customers can open and activate trading accounts through Solomon VA+ which can be downloaded for free from iOS, Android and webpage. After filling in personal information online, Solomon JFZ’s customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

Solomon JFZ has experienced significant growth in number of customers due to its reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. From the fiscal year 2023 to fiscal year 2025, our client base increased by CAGR 0.8% from approximately 15,500 to 15,600. However, the large increase in client base did not immediately result in revenue growth due to poor equity market performance in Hong Kong and a lack of attractive IPOs in the Hong Kong stock market.

Solomon JFZ derived a substantial portion of its revenue from a small number of key clients. It had a concentration of revenues of 81%, 92% and 78% from the top five customers for the years ended March 31, 2025, 2024 and 2023, respectively. The following table outlines the concentration of each of the top five customers comparing to our total revenues:

	As of March 31,
	2025		2025	2024		2024	2023		2023
	$’000%			$’000%			$’000%
Largest customer	591		21%	1,232	*	29%	1,341	*	30%
2nd largest customer	527		19%	1,100		26%	599		13%
3rd largest customer	446		16%	815		19%	575	*	13%
4th largest customer	388	*	14%	528	*	12%	500		11%
5th largest customer	309		11%	261		6%	498		11%
Total	2,261		81%	3,936		92%	3,513		78%

*	Related parties within the same group

For the fiscal year ended March 31, 2025, Solomon JFZ’s three largest customers represented approximately 21%, 19% and 16% of its total revenue. For the fiscal year ended March 31, 2024, Solomon JFZ’s three largest customers represented approximately 29%, 26% and 19% of its total revenue. For the fiscal year ended March 31, 2023, Solomon JFZ’s three largest customers represented approximately 30%, 13% and 13% of its total revenue. Below are the lists of Solomon JFZ’s top three largest customers for the fiscal years ended March 31, 2025, 2024 and 2023, respectively:

	Fiscal Year Ended March 31, 2025
	$’000%
Shanghai Evertrend Enterprise Co., Ltd	591	21%
Solomon Capital Fund SPC	527	19%
Biogts Green Energy Co Limited	446	16%

	Fiscal Year Ended March 31, 2024
	$’000%
Biogts Green Energy Co Limited	1,232	29%
Scienjoy Holding Corporation	1,100	26%
Solomon Capital Fund SPC	815	19%

	Fiscal Year Ended March 31, 2023
	$’000%
Biogts Green Energy Co Limited	1,341	30%
Scienjoy Holding Corporation	599	13%
Terncy Technology Limited	575	13%

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

Our research and development efforts are an essential part of HK Subsidiaries’ operations and the core strength in maintaining its competitive position. All of our patents and software copyrights are researched in-house by Solomon JFZ’s research and development team. For the years ended March 31, 2025, 2024 and 2023, we invested approximately $0.46 million, $0.4 million and $0.31 million, or 6%, 21% and 22% of our general and administrative expenses in research and development, respectively, to improve our technology infrastructure, optimize product offerings and enhance supply chain capabilities. Such decrease was mainly due to the slow development of trading activities in Hong Kong stock market, and we have already established a well-developed all in one trading system, which offers our clients easy and seamless trading opportunities worldwide.

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

●	Grow our client base and enhance our brand through regulated and compliant solutions. We distinguish ourselves trough licensed platform for secure and compliant access to traditional assets and virtual assets investment. We are fully compliant with regulatory requirements and committed to the highest standards of security. Our subsidiaries have received from Hong Kong authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted by them in Hong Kong, and no permission or approval has been denied.

●	Strengthen technological infrastructure. We anticipate developing Solomon JFZ’s technological infrastructure and integrating the trading systems of other brokers via Application Programming Interface (API). With an improved technology infrastructure, Solomon JFZ can provide customized Business-to-Business (B2B) solutions to different institutional clients. We plan to transform Solomon JFZ to specialize in the agency brokerage, wealth management, private client, and retail brokerage divisions of regulated brokers in AML-compliant nations, such as the United Kingdom, New Zealand, and Australia. To provide our users with the most user-friendly interface and seamless transaction experience, we aim to optimize Solomon JFZ’s trading system, increase system concurrent accesses, improve the system’s stability and security, and increase the speed in execution & order matching.

●	Attract and build strong team of key talent. We believe that our employees are critical to our continued growth. Solomon JFZ aspires to be a full-service financial services provider, so it is important that we have a team of experts in the field of securities dealing, corporate finance, investment advisory, and asset management. Solomon Wealth aims to be a high-performance wealth management advisor, and a team of experienced professionals is essential to establishing and growing its wealth management services. We strive to attract and retain skilled individuals with management, financial, sales, marketing, and technological experience by offering competitive compensation packages that include, but are not limited to, an equity incentive plan.

●	Enlarge our market share by expanding our product offering. We strive to provide comprehensive brokerage and value-added services to our customers across a broad product spectrum from traditional to virtual assets. Solomon JFZ targets to apply for the Type 2 license – Dealing in Futures Contracts with the HKSFC. Once it obtains the Type 2 license, Solomon JFZ’s Solomon VA+ platform will be able to provide future contracts trading services for users. Also, we target to develop virtual asset management services by upgrading our current Type 9 license.

●	Leverage our competitive edge by strength our strategic partnerships. Our creative collaborating with valuable partners offered great potential to showcase our unique advantage. The strategic partnerships allow the company tap into a wider pool of potential customers who are already primed to appreciate the value our competitive edge. Partners with brands clients trusted has increasing our brand awareness among an ideal audience that help the trust extends to the company as well. By collaborating with industry leading players such as OSL, MaiCapital, China AMC and Harvest Global etc, has underscores our commitment to offering more regulated and high-quality comprehensive products to our clients.

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

The following provide the details of the registered trademarks that Solomon JFZ currently has in the Hong Kong SAR:

Application #	Goods/Services	Mark	Country	Approval Date	Registration Date	Expiration date
305215211	Class No: 36	logo	China	September 11, 2020	March 11, 2020	March 10, 2030
305717061	Class No: 9, 35, 36, 42	logo	China	January 4, 2022	August 13, 2021	August 12, 2031
306185430	Class No. 36	logo	China	July 21, 2023	March 7, 2023	March 6, 2033
306185421	Class No. 36	logo	China	July 21, 2023	March 7, 2023	March 6, 2033
306185412	Class No. 36	logo	China	July 21, 2023	March 7, 2023	March 6, 2033
306674095	Class No. 36	logo	China	June 10, 2025	September 20, 2024	September 19, 2034

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

Type 13: Providing depositary services for relevant CISs

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

If a licensed corporation failed to full compliance with the HKSFC requirements about Responsible Officers, HKSFC may issue a rectification notice to the licensed corporation, requiring the company a specified time period to replenish sufficient licensed Responsible Officer, the rectification period various from 3 months to 6 months, and could extend to 12 months which will take into account factors such as the scale of the institution, the complexity of its business, and the difficulty of recruiting or training qualified Responsible Officers. If the company fails to complete the rectification due to insufficient licensed Responsible Officers, the HKSFC may restrict it to only conduct regular securities brokerage business and only serve existing clients without being able to acquire new clients.

As of the date hereof, we have four Responsible Officers to carry out Type 1 regulated activities, two Responsible Officers to carry Type 4 and Type 9 regulated activities, and one Responsible Officer to carry out Type 6 regulated activities. Among the Responsible Officers carrying out each above type of regulated activities, we have at least one executive director for each type of regulated activity. As a result, we are currently in full compliance with the HKSFC requirements for Type 1, Type 4 and Type 9 regulated activities, but have not been in full compliance with the requirements as to the number of responsible officers for Type 6 (advising on corporate finance) regulated activities since March 3, 2025 because of Mr. Shing Tak Tam’s resignation. Solomon JFZ has taken measures to ensure ongoing compliance with HKSFC requirements for Type 6 activities, despite having only one Responsible Officer currently assigned to it. On March 11, 2025, Solomon JFZ submitted applications to register Mr. Tze Bun Cheng as an additional Responsible Officers to carry out Type 6 activities. However, the approval process for registering new Responsible Officers usually takes 8 to 10 weeks. As of the date hereof, we have not received further notice from HKSFC regarding approval or restriction on the relevant activities. In addition, Solomon JFZ will continue to focus on Web3 solutions, investment advisory services and asset management services, and has not, and will not, actively engage in providing investment banking services (Type 6 advising on corporate finance) to customers, until the additional Responsible Officer is approved.

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

Pursuant to circulars published by the HKSFC on March 19, 2021, March 25, 2022, March 27, 2023 and March 22, 2024, the HKSFC decided to waive the annual licensing fees of all intermediaries and licensed individuals incurred during the period from April 1, 2021 to March 31, 2022, April 1, 2022 to March 31, 2023, April 1, 2023 to March 31, 2024 and April 1, 2024 to March 31, 2025 respectively.

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

The Stock Exchange - HKEX

Apart from the HKSFC, HKEX also plays a leading role in regulating companies seeking admission to the Hong Kong markets and supervising those companies once they are listed. HKEX is a recognized exchange controller under the SFO. It owns and operates the only stock exchange and futures exchange in Hong Kong, namely HKEX and Hong Kong Futures Exchange Limited, and their related clearing houses. The duty of HKEX is to ensure orderly and fair markets and that risks are managed prudently, and shall act in the interest of the public and in particular, the interests of the investing public.

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, HKEX (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services.

C. Organizational Structure

See “A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

D. Property, Plant and Equipment

Our corporate headquarters are located at Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. Solomon JFZ entered into an office tenancy agreement with Wide Harvest Investment Limited on October 10, 2024, pursuant to which Solomon JFZ leased the premises that our corporate headquarters are currently located at for a term of two years, from November 2, 2024 until November 1, 2026. Solomon JFZ agreed to pay the landlord a monthly rent in an amount of HK$93,236 (approximately $12,000).

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

The following table summarizes the information of the real property leased by the Company:

Location	Type of Right	Area	Usage	Term
Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	Lease	Land use right area 3,586 sf/property area 3,586 sf	Other commercial service land/office space	Land use right ends November 1, 2026
Unit Nos.8505B-8506A of Level 85, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong	Lease	Land use right area5,021 sf./property area 5, 021 sf.	Other commercial service land/office space	Land use right ends January 11, 2026

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3 “Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. See also “Introductory Notes—Forward-looking Information.”

A. Operating Results

Overview

Solomon JFZ, one of our HK Subsidiaries, is one of the few Chinese investor-focused, versatile securities brokerage companies in Hong Kong and it offers a wide spectrum of products and services, spanning from traditional assets to virtual assets through its advanced and secured one-stop electronic platform. Solomon JFZ currently is primarily engaged in providing (i) corporate finance services, (ii) wealth management services, (iii) asset management services and (iv) virtual assets services to customers. It provides online account opening and trading services via its Front Trading and Back-office Clearing systems, in conjunction with Solomon VA+ (formerly known as “Solomon Pro”) – a highly integrated application accessible via any mobile device, tablet, or desktop, all of which are licensed from third parties. With strong financial and technical capabilities, Solomon JFZ has been providing brokerage services to global Chinese investors residing both inside and outside the PRC and institutional investors in Hong Kong, Australia and New Zealand, and has been recognized and appreciated by users and industry professionals.

Our clients are mostly Chinese investors residing in Asia as well as institutional clients in Hong Kong, Australia and New Zealand. We classify those who have registered on Solomon JFZ’s platform as users and the users who have opened accounts on Solomon JFZ’s platform as clients. As of March 31, 2025, we had more than 15,600 clients who had opened trading accounts with Solomon JFZ and over 1,200 active clients who had assets in their trading accounts.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong each are subject to Hong Kong profit tax at a rate of (1) 8.25% on the assessable profits up to HK$2,000,000; and (2) 16.5% on any part of assessable profits over HK$2,000,000. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiaries for the fiscal year ended March 31, 2023. Income tax expense of $19,000 and $155,000 was recorded for the fiscal year ended March 31, 2025 and 2024. Hong Kong does not impose a withholding tax on dividends.

Our Reportable Segments

Operating segments are reported in a manner consistent with the internal reporting provided to management for decision making. These operating segments are monitored and strategic decisions are made on the basis of segmental profit margins.

With the recent developments in the Company’s business and the expansion of our subsidiaries, our vision is to build an integrated financial services infrastructure for next-generation investors, and our continuous efforts focus on becoming a one-stop, comprehensive financial services provider. As of March 31, 2025, we had reorganized our reportable segments, which included (i) Corporate Finance Services, (ii) Wealth Management Services, (iii) Asset Management Services and (iv) Virtual Assets Services, by:

(a)	rebranding the former “Corporate Consultancy Services” as “Corporate Finance Services”;

(b)	combining the former “Securities Related Services” and “Investment Advisory Services” into a single segment, “Wealth Management Services”; and

(c)	introducing a new segment, “Virtual Assets Services.”

While this segment reorganization allows for better alignment with our strategic focus, it does not represent fundamental shifts in our core business operations, except for the introduction of virtual assets services.

Results of Operations

Comparison of Years Ended March 31, 2025, 2024 and 2023

	Year Ended March 31			Increase (Decrease) For Year Ended March 31
	2025	2024	2023	2025 and 2024		2024 and 2023
	$’000	$’000	$’000	$’000%		$’000%
Revenues
Securities and virtual assets brokerage commissions and handling income	110	51	74	59	116%	(23)	(31)%
Investment advisory fees	1,025	2,860	2,515	(1,835)	(64)%	345	14%
Corporate consultancy service income	999	120	951	879	733%	(831)	(87)%
Asset Management income - related parties	655	871	389	(216)	(25)%	482	124%
Interest income	30	128	27	(98)	(77)%	101	374%
Referral income	-	261	497	(261)	(100)%	(236)	(47)%
Total revenues	2,819	4,291	4,453	(1,472)	(34)%	(162)	(4)%
Expenses
Marketing and promotion expenses	1,006	927	444	79	9%	483	109%
Commission and handling expenses	474	15	7	459	3,060%	8	114%
Professional fee	4,669	774	371	3,895	503%	403	109%
Information technology expenses	749	383	439	366	96%	(56)	(13)%
Office expenses	888	342	227	546	160%	115	51%
Insurance	137	86	13	51	59%	73	562%
Public relations expenses	271	92	-	179	195%	92	100%
Employee benefits expenses	2,290	5,043	1,289	(2,753)	(55)%	3,754	291%
General and administrative expenses	969	205	357	764	373%	(152)	(43)%
(Reversal of) provision for expected credit losses	(502)	854	18	(1,356)	(159)%	836	4,644%
Total expenses	10,951	8,721	3,165	2,230	26%	5,556	176%
(Loss) Income from operations	(8,132)	(4,430)	1,288	(3,702)	84%	(5,718)	(444)%
Other (expenses) income
Interest income	46	29	-	17	59%	29	100%
Other income	16	3	61	13	433%	(58)	(95)%
Interest expenses	(5)	-	-	(5)	(100)%	-	-
Share of results of an associate	(54)	(3)	-	(51)	(1,700)%	(3)	(100)%
Loss on disposal of an associate	(100)	-	-	(100)	(100)%	-	-
Impairment loss of long-term investments, net	(290)	-	-	(290)	(100)%	-	-
Total other (expenses) income, net	(387)	29	61	(416)	(1,434)%	(32)	(52)%
(Loss) Income before income tax expense	(8,519)	(4,401)	1,349	(4,118)	94%	(5,750)	(426)%
Income tax expense	19	155	-	(136)	(88)%	155	100%
Net (loss) income	(8,538)	(4,556)	1,349	(3,982)	87%	(5,905)	(438)%
Other comprehensive (loss) income
Foreign currency translation adjustment	33	16	(8)	17	106%	24	300%
Total comprehensive (loss) income	(8,505)	(4,540)	1,341	(3,965)	87%	(5,881)	(439)%
Basic and diluted net (loss) earnings per share	(0.53)	(0.33)	0.11	(0.2)	61%	(0.44)	(400)%
Weighted average number of shares outstanding - basic and diluted	16,127,380	13,724,658	12,000,000	2,402,722	18%	1,724,658	14%

Year ended March 31, 2025

	Corporate Finance services segment	Wealth management services segment	Asset management services segment	Virtual assets services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	999	1,120	655	15	-	2,789
Revenues - interest income	-	30	-	-	-	30
Total revenues	999	1,150	655	15	-	2,819

Sales and marketing expenses	(451)	(23)	-	-	(1,006)	(1,480)
Employee benefits expenses	-	-	-	-	(2,290)	(2,290)
Depreciation and amortization	-	-	-	-	(99)	(99)
General and administrative expenses	(70)	(846)	(38)	(180)	(6,450)	(7,584)
Reversal of (provision for) expected credit losses	(2)	36	58	-	410	502
Total expenses	(523)	(833)	20	(180)	(9,435)	(10,951)

Interest income	-	-	-	-	46	46
Other income	-	-	-	-	16	16
Interest expenses	-	-	-	-	(5)	(5)
Share of results of an associate	-	-	-	-	(54)	(54)
Loss on disposal of an associate	-	-	-	-	(100)	(100)
Impairment loss of long-term investments	-	-	-	-	(290)	(290)
Total other expenses, net	-	-	-	-	(387)	(387)

Income (loss) before income tax expense	476	317	675	(165)	(9,822)	(8,519)

Year ended March 31, 2024

	Corporate finance services segment	Wealth management services segment	Asset management services segment	Virtual assets services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	120	3,172	871	-	-	4,163
Revenues - interest income	-	128	-	-	-	128
Total revenues	120	3,300	871	-	-	4,291

Sales and marketing expenses	-	(15)	-	-	(927)	(942)
Employee benefits expenses	-	-	-	-	(5,043)	(5,043)
Depreciation and amortization	-	-	-	-	(30)	(30)
General and administrative expenses	-	(387)	52	-	(1,517)	(1,852)
Provision for expected credit losses	-	(385)	(59)	-	(410)	(854)
Total expenses	-	(787)	(7)	-	(7,927)	(8,721)

Interest income	-	-	-	-	29	29
Other income	-	-	-	-	3	3
Share of results of an associate	-	-	-	-	(3)	(3)
Total other income, net	-	-	-	-	29	29

Income (loss) before income tax expense	120	2,513	864	-	(7,898)	(4,401)

Year ended March 31, 2023

	Corporate finance services segment	Wealth management services segment	Asset management services segment	Virtual assets services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	951	3,086	389	-	-	4,426
Revenues - interest income	-	27	-	-	-	27
Total revenues	951	3,113	389	-	-	4,453

Sales and marketing expenses	-	(121)	-	-	(330)	(451)
Employee benefits expenses	-	-	-	-	(1,289)	(1,289)
Depreciation of property and equipment	-	-	-	-	(18)	(18)
General and administrative expenses	-	(495)	(1)	-	(893)	(1,389)
Provision for expected credit losses	-	(18)	-	-	-	(18)
Total expenses	-	(634)	(1)	-	(2,530)	(3,165)

Other income	-	-	1	-	60	61

Income (loss) before income tax expense	951	2,479	389	-	(2,470)	1,349

Comparison of the years ended March 31, 2025 and 2024

Revenue. We have generated revenue through securities brokerage commissions and handling income, investment advisory fees, asset management income, consultancy service income, virtual assets transaction income and interest income. Our total revenue was $2,819,000 for the fiscal year ended March 31, 2025, compared to $4,291,000 for the year ended March 31, 2024, a decrease of $1,472,000, or 34%. The decrease in revenue was mainly driven by the decrease in revenue from investment advisory services.

The following table sets forth the breakdown of our revenue by our reportable segments for the periods presented:

	For the years ended March 31,
	2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue
Securities and brokerage commissions and handling income	95	3%	51	1%
Investment advisory fees	1,025	36%	2,860	67%
Corporate consultancy service income	999	36%	120	3%
Asset management income	655	23%	871	20%
Virtual assets transaction income	15	1%	-	-
Interest income	30	1%	128	3%
Referral income	-	-	261	6%
Total	2,819	100%	4,291	100%

●	Revenue from securities brokerage commissions and handling income increased by $44,000, or 86%, to $95,000 for the fiscal year ended March 31, 2025 from $51,000 for the fiscal year ended March 31, 2024. The slight increase in commissions earned is due to a higher volume of trading activity in the U.S. market. We started to provide such services in January 2017.

●	Revenue from investment advisory fees decreased by $1,835,000, or 64% to $1,025,000 for the fiscal year ended March 31, 2025 from $2,860,000 for the fiscal year ended March 31, 2024. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients. Investment advisory services accounted for 36% of our total revenue for the fiscal year ended March 31, 2025, as compared to 67% for the fiscal year ended March 31, 2024. We began to provide such services in October 2021.

●	Revenue from corporate consultancy service income increased by $879,000, or 733% to $999,000 for the fiscal year ended March 31, 2025 from $120,000 for the fiscal year ended March 31, 2024. The increase was primarily driven by the acquisition of new clients and growing interest from corporate clients seeking to list in the U.S. market. Corporate consultancy service income accounted for 36% of our total revenue for the fiscal year ended March 31, 2025, as compared to 3% for the fiscal year ended March 31, 2024. We began to provide such services in December 2021.

●	Revenue from asset management income decreased by $216,000, or 25% to $655,000 for the fiscal year ended March 31, 2025 from $871,000 for the fiscal year ended March 31, 2024. The decrease was primarily due to decrease of performance fees derived from Solomon Capital Fund SPC - Solomon Capital SP2, resulting from reduced investor subscriptions and weaker fund performance for the fiscal year ended March 31, 2025. All revenues from asset management during these periods were derived from management fee, performance fees and fund subscription of investment fund products. Asset management services accounted for 23% of our total revenue for the fiscal year ended March 31, 2025, as compared to 20% for the fiscal year ended March 31, 2024. We began to provide such services in April 2021.

●	Virtual assets transaction income of $15,000 was first recognized for the fiscal year ended March 31, 2025. The increase is primarily attributable to the launch and growing adoption of the Company’s virtual assets services, including trading of digital assets through Solomon VA+, and subscription and redemption services for the Bitcoin spot ETF and Ethereum spot ETF.

●	For the fiscal years ended March 31, 2025 and 2024, we had interest income of $30,000 and $128,000, respectively. The decrease was primarily due to a reduction in outstanding from the rolling balance cash clients in relation to the securities brokerage services, attributable to increased client repayments during the period. Interest income accounted for 1% of total revenue for the year ended March 31, 2025, compared to 3% for the year ended March 31, 2024.

●	We did not have referral income for the fiscal year ended March 31, 2025, compared to $261,000 referral income for the fiscal year ended March 31, 2024. The referral income was generated by referring investors to our corporate customers or brokers for IPO subscriptions in oversea markets. We acted as an agent and earned referral income in a percentage of subscription amount stipulated in the agreement. No such referral activities occurred for the fiscal year ended March 31, 2025.

To provide a clear view of revenue trends across different verticals over an extended financial period, the table below presents the breakdown of revenue by the newly reorganized segments over the years ended March 31, 2025, 2024 and 2023.

	Percentages of Total Revenues
	For the Years ended March 31,
	2025	2024	2023

Corporate finance Services	36%	3%	21%
Wealth Management Services	40%	77%	70%
Asset Management Services	23%	20%	9%
Virtual Assets Services	1%	-	-
Total	100%	100%	100%

Expenses. Our expenses include commission and handling expenses, general and administrative expenses, marketing and promotion expenses, (reversal of) provision for expected credit losses and employee benefits expenses. Our expenses increased by $2,230,000, or 26%, to $10,951,000 for the fiscal year ended March 31, 2025 from $8,721,000 for the fiscal year ended March 31, 2024. Such increase was mainly due to increase in general and administrative expenses, marketing and promotion expenses and professional fee for the fiscal year ended March 31, 2025.

●	Marketing and promotion expenses – Our marketing and promotion expenses consist primarily of advertising and other promotional activities. Our marketing and promotion expenses increased by $79,000, or 9%, to $1,006,000 for the fiscal year ended March 31, 2025, from $927,000 for the fiscal year ended March 31, 2024. This increase includes expenses related to the Hong Kong FinTech Week 2024 and other significant marketing events which were aimed to enhance brand visibility, and promote our services to attract more investors and potential clients. All marketing and promotion expenses for the fiscal year ended March 31, 2025 and 2024 were attributed to the corporate segment.

●	Commission and handling expenses – Our commission and handling expenses are derived from our securities related services and corporate consultancy services, which increased by $459,000, or 3,060% to $474,000 for the fiscal year ended March 31, 2025 from $15,000 for the fiscal year ended March 31, 2024. The increase was mainly due to (i) increase in brokerage fees paid to other financial institutions for trading activities in oversea markets, which amounted to $23,000 for the fiscal year ended March 31, 2025, compared to $15,000 in the prior year, reflecting higher trading activities in US market and was in line with our increase in securities brokerage commissions and handling income. As a percentage of revenue from securities brokerage, brokerage commission and handling expenses increased to 24% for the fiscal year ended March 31, 2025 from 29% for the fiscal year ended March 31, 2024; (ii) $451,000 in referral fees paid to third-party for successfully introducing new corporate clients for corporate consultancy or financial advisory services. These referral fee represented approximate 45% of the total corporate consultancy service income for the fiscal year ended March 31, 2025 and no such referral expenses were recorded during the same period in 2024. The referral activities contributed to the substantial growth in corporate consultancy service income.

●	Employee Benefits Expenses – Our employee benefits expenses decreased substantially by $2,753,000, or 55%, to $2,290,000 for the fiscal year ended March 31, 2025, from $5,043,000 for the fiscal year ended March 31, 2024. This decrease was mainly due to the implementation of the 2023 Equity Incentive Plan under which 1,500,000 ordinary shares were issued to employees as share rewards for the fiscal year ended March 31, 2024 and no such award was issued to the employees for the fiscal year ended March 31, 2025.

●	General and administrative expenses – Our general and administrative expenses consist primarily of depreciation of property and equipment, amortization of intangible assets, professional fee, information technology expenses, office leases, insurance, public investor expenses and general office expenses. Our general and administrative expenses increased by $5,801,000, or 308% to $7,683,000 for the fiscal year ended March 31, 2025 from $1,882,000 for the fiscal year ended March 31, 2024. As a percentage of revenue, general and administrative expenses increased to 273% for the fiscal year ended March 31, 2025 from 44% for the fiscal year ended March 31, 2024.

The following table sets forth the breakdown of our general and administrative expenses by our reportable segments for the periods presented:

	For the years ended March 31,
	2025		2024
	(in thousands)	% of general and administrative expenses	(in thousands)	% of general and administrative expenses
Corporate finance Services	70	-	-	-
Wealth Management Services	846	-	387	-
Asset Management Services	38	-	(52)	-
Virtual Assets Services	180	-	-	-
Corporate – unallocated	6,549	100%	1,547	100%
Total	7,683	100%	1,882	100%

General and administrative expenses from wealth management services consist primarily of information technology expenses. Our general and administrative expenses from wealth management services increased by $459,000, or 119% to $846,000 for the fiscal year ended March 31, 2025 from $387,000 for the fiscal year ended March 31, 2024. Such increase was primarily due to system and application change related to our securities trading platform to improve overall system functionality, including the implementation of subscription and redemption functions for funds and trading of virtual assets.

Other unallocated general and administrative expenses from corporate increased by $5,002,000, or 323% to $6,549,000 for the fiscal year ended March 31, 2025 from $1,547,000 for the fiscal year ended March 31, 2024. Such increase was mainly due to (i) share-based compensation under which 480,000 ordinary shares were issued to a consultant as share rewards. The shares were valued at $3,312,000, which was based on the value of the Company’s ordinary shares at the grant date. The Company recorded $3,312,000, nil and nil of share based compensations as professional fee for the years ended March 31, 2025, 2024 and 2023, respectively; (ii) professional fee in relation to the proposed follow-on offering; and (iii) increase in office lease expenses for new office.

●	(Reversal of) Provision for Expected Credit Losses – We recorded reversal of provision for expected credit losses of $502,000 for the fiscal year ended March 31, 2025, compared to the provision for expected credit losses of $854,000. This is mainly due to the loan receivables which were previously subject to an allowance for expected credit losses but were fully repaid in July 2024. The reversal also reflects the improved recoverability of the receivables in accordance with our credit loss policy.

Loss from Operations. Loss from operations increased to $8,132,000 for the fiscal year ended March 31, 2025, from $4,430,000 for the fiscal year ended March 31, 2024, an increase of $3,702,000 or 84%.

Other (Expenses) Income, net. Other expenses, net increased to $387,000 for the fiscal year ended March 31, 2025, compared to other income, net of $29,000 for the fiscal year ended March 31, 2024. Other income mainly consisted of interest income from bank deposits and loan receivables. Other expenses consisted of interest expenses from short-term borrowings, share of results of an associate, loss on disposal of an associate and impairment loss of long-term investments.

●	Share of results of an associate – We recorded a share of loss of $54,000 for the fiscal year ended March 31, 2025, compared to a loss of $3,000 in the prior year

●	Loss on disposal of an associate – For the fiscal year ended March 31, 2025, we recorded a loss of $100,000 on the disposal of an associate in connection with the sale of its equity interest back to the associate.

●	Impairment loss of long-term investments – For the fiscal year ended March 31, 2025, we recorded an impairment loss of $290,000 on one of our long-term investments which does not have a readily determinable fair value. No impairment losses were recorded during the same period in 2024.

Income tax expense. Income tax expense of $19,000 and $155,000 was recorded for the fiscal year ended March 31, 2025 and 2024. See also “—Taxation” above.

Net Loss. Net loss increased to $8,538,000 for the fiscal year ended March 31, 2025, from $4,556,000 for the fiscal year ended March 31, 2024, an increase of $3,982,000 or 87%.

Basic and Diluted Net Loss per Share. Basic and diluted net loss per share increased to $0.53 for the fiscal year ended March 31, 2025, from $0.33 for the fiscal year ended March 31, 2024.

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

Expenses. Our expenses include commission and handling expenses, general and administrative expenses, marketing and promotion expenses, allowance for expected credit losses, employee benefits expenses and interest expenses. Our expenses increased by $5,556,000, or 176%, to $8,721,000 for the fiscal year ended March 31, 2024 from $3,165,000 for the fiscal year ended March 31, 2023. Such increase was mainly due to increase in general and administrative expenses, marketing and promotion expenses and employee benefits expenses for the fiscal year ended March 31, 2024.

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

The following table sets forth the breakdown of our general and administrative expenses by our reportable segments for the periods presented:

	For the years ended March 31,
	2024		2023
	(in thousands)	% of general and administrative expenses	(in thousands)	% of general and administrative expenses
Corporate finance Services	-	-	-	-
Wealth Management Services	387	-	495	-
Asset Management Services	(52)	-	1	-
Corporate – unallocated	1,547	100%	911	100%
Total	1,882	100%	1,407	100%

General and administrative expenses from wealth management services consist primarily of information technology expenses and market data expenses. Our general and administrative expenses from wealth management services decreased by $108,000, or 22% from $495,000 for the fiscal year ended March 31, 2023 to $387,000 for the fiscal year ended March 31, 2024. Such decrease was primarily due to the transition to a new service provider for our trading app and account opening systems, which resulted in lower costs for technical support and infrastructure.

Other unallocated general and administrative expenses from corporate increased by $636,000, or 70% from $911,000 for the fiscal year ended March 31, 2023 to $1,547,000 for the fiscal year ended March 31, 2024. Such increase was mainly due to increase in professional and consultation fee in relation to the virtual assets business and increase in audit fee incurred after listing.

Marketing and promotion expenses – Our marketing and promotion expenses consist primarily of referral fees, advertising, and other promotional activities. Our marketing and promotion expenses increased by $483,000, or 109%, from $444,000 for the fiscal year ended March 31, 2023, to $927,000 for the fiscal year ended March 31, 2024. This increase includes expenses related to our listing ceremony and other significant marketing events which were aimed to enhance brand visibility, promote our services, and expand our market reach to attract more investors and potential clients. All marketing and promotion expenses for the fiscal year ended March 31, 2024 and 2023 were attributed to the corporate segment.

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

(Loss) Income from operations. As a result of the foregoing, we recorded loss from operations of $4,430,000 for the fiscal year ended March 31, 2024, compared to income from operation of $1,288,000 for the fiscal year ended March 31, 2023, a decrease of $5,721,000 or 444%.

Other income, net. We had $29,000 in other income, net for the fiscal year ended March 31, 2024, as compared to $61,000 for the fiscal year ended March 31, 2023. Other income, net for the fiscal year ended March 31, 2024 mainly due to the interest income from the bank deposits, offset by share of results of an associate amounting to $3,000. While other income, net for the fiscal year ended March 31, 2023 mainly consisted of subsidies from The Hong Kong Special Administrative Region Government (“HKSAR”) From May to July 2022, the HKSAR launched the 2022 Employment Support Scheme under the Anti-Epidemic Fund to provide wage subsidies to employers in order to retain the current employees or even employ more staff when the business revives as soon as the epidemic situation permits. No such subsidies were received for the fiscal year ended March 31, 2024.

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

B. Liquidity and Capital Resources

As of March 31, 2025 cash and cash equivalents increased to $3.84 million, from $2.14 million as of March 31, 2024. To date, we have financed our operations primarily through a combination of net cash flows generated from operations, and equity and debt financings provided by investors and the Company’s major shareholders.

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

Cash Flows for the Years Ended March 31, 2025, 2024 and 2023

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended March 31,
	2025	2024	2023
	$’000	$’000	$’000
Net cash used in operating activities	(1,057)	(5,607)	(443)
Net cash provided (used in) by investing activities	287	(1,376)	225
Net cash provided by (used in) financing activities	2,376	6,720	(341)
Net change in cash and cash equivalents and cash segregated for regulatory purpose	1,606	(263)	(559)
Cash and cash equivalents and cash segregated for regulatory purpose at beginning of the year	7,251	7,514	8,073
Cash and cash equivalents and cash segregated for regulatory purpose at end of the year	8,857	7,251	7,514

Operating Activities

Net cash used in operating activities was $1,057,000, $5,607,000 and $443,000 for the fiscal years ended March 31, 2025, 2024 and 2023, respectively. For the fiscal year ended March 31, 2025, the operating loss before working capital changes of $5,211,000, offset by the decrease of $2,770,000 in receivables from customers and the decrease of $999,000 in prepaid expenses and other current assets, were the primary drivers of the cash used in operating activities.

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

Investing Activities

Net cash provided by investing activities was $287,000 f or the fiscal year ended March 31, 2025, mainly consisted of repayment of loan to a third party in the amount of $1,010,000, offset by the purchase of long-term investments in the amount of $658,000.

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

Financing Activities

Net cash provided by financing activities was $2,376,000 for the fiscal year ended March 31, 2025, representing proceeds from shareholders’ contribution in the amount of $1,000,000, advance from directors in the amount of $942,000 and proceeds from other borrowings in the amount of $420,000.

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

Capital Expenditures

We did not incur any capital expenditure for the fiscal years ended March 31, 2025, 2024 and 2023. We plan to make capital expenditures in the future to meet the needs that may result from the expected growth of our business.

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

Our research and development efforts are an essential part of HK Subsidiaries’ operations and the core strength in maintaining its competitive position. All of our patents and software copyrights are researched in-house by Solomon JFZ’s research and development team. For the years ended March 31, 2025, 2024 and 2023, we invested approximately $0.46 million, $0.4 million and $0.31 million, or 6%, 21% and 22% of our general and administrative expenses in research and development, respectively, to improve our technology infrastructure, optimize product offerings and enhance supply chain capabilities. Such decrease in percentage was mainly due to the slow development of trading activities in Hong Kong stock market, and we have already established a well-developed all in one trading system, which offers our clients easy and seamless trading opportunities worldwide.

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

Receivables from customers, broker-dealers and clearing organizations

Receivables from customers arise from (i) the business of dealing in investment securities and virtual assets for customers; (ii) investment advisory business; (iii) corporate consultancy business; and (iv) asset management business.

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

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are normally viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers, broker-dealers and clearing organizations. As of March 31, 2025 and 2024, there are receivables from customers past due over 90 days. Management is actively monitoring these receivables and continues to assess their recoverability with reference to customers’ payment history, credit standing, and the status of the underlying securities held. As of March 31, 2025 and 2024, the allowance for expected credit losses on receivables from customers were approximately $501,000 and $575,000, respectively.

As of March 31, 2025 and 2024, no receivables from clearing organizations and broker-dealers are past due or delinquent as the receivables are normally being settled within two days after the trade execution. As of March 31, 2025 and 2024, the Company has evaluated the probable losses on receivables from broker-dealers and clearing organizations are minimal and the allowance for expected credit losses on receivables from broker-dealers and clearing organizations were nil and approximately $15,000, respectively.

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

The Company currently generates its revenue from the following main sources:

Corporate finance services

Revenue from corporate finance services is generated through corporate consultancy service income and company secretarial services income.

Corporate consultancy income generated by acting as advisers to customers, including but not limited to listed companies or companies planning for IPO, advising on the terms and structures of the proposed corporate transactions, or the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies; market research, strategic analysis, and other advisory services to support customers in developing new business areas or enhancing existing operations, in return for consultancy service income.

The Company enters into a distinct contract with its customers for the provision of corporate consultancy services. The scope of work under consultancy services can vary from project to project. For projects involve multiple tasks which are separable or distinct as the Company’s customers can benefit from each standalone task, the entire transaction prices of consultancy services are generally allocated to each separatable and identifiable service component. For projects involve a series of tasks which are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

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

Corporate consultancy service income received from customers is non-refundable, and the Company is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the consultancy service contract.

Company secretarial services income is generated by acting as a company secretarial service provider to customers, including support for statutory compliance and corporate structuring. The Company acts as an agent and recognizes revenue on a net basis, representing only the fee earned. Revenue is recognized at the point in time when the Company’s facilitation obligation is fulfilled.

There were no contract asset and contract liability balances as of March 31, 2025 and 2024.

Wealth management services

Revenue from wealth management services is primarily derived from securities brokerage commission and handling income and investment advisory income.

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

Handling income generated from providing services such as settlement (clearing) of securities, new share subscription services in relation to IPOs and dividend collection, to individual customers or brokers. Securities settlement service income is recognized at a point in time when the transactions are completed. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully submitting the IPO subscription to banks on behalf of customers. New share subscription handling income is fixed per IPO subscription order and no variable consideration in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Dividend collection handling income is charged at a fixed percentage of dividend collected and therefore the transaction price is a variable consideration as the price is determined to be a fixed percentage of dividend amount. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed.

Investment advisory income is recognized when the relevant advice has been provided or the relevant services have been rendered. The Company enters into a distinct contract with its customers as a principal for the provision of investment advisory services. The Company provides customers with global economic information, industry analysis, investment recommendations and portfolio allocation strategies. The Company concludes that each monthly investment advisory service is both (1) distinct and (2) it meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly investment advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Company recognizes revenues from investment advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. The Company issues invoices to customers quarterly and the contractual payment terms are typically due no more than 30 days from invoicing.

Virtual assets services

The Company provides virtual asset trading services by executing buy and sell orders for digital assets (e.g., Bitcoin, Ethereum) to both individual and institutional customers. The Company’s performance obligation is fulfilled when it completes each trade order, transferring control of the virtual asset to or from the customer. Revenue is recognized at a point in time on the trade date, as this is when the Company has satisfied its distinct performance obligation by executing the trade. The Company acts as an agent as the risks and rewards remain with the customer. Transaction fees for trading are variable and based on a fixed percentage of the transaction amount. Fees are charged directly to the customer’s account upon execution of each trade.

The Company acts as a participating dealer for certain virtual asset spot ETFs, each in-kind or in-cash subscription or redemption represents a distinct performance obligation, fulfilled when the subscription or redemption process is completed. Revenue is recognized at a point in time, specifically upon the completion of each subscription or redemption transaction. The Company acts as an agent in these transactions, arranging the exchange on behalf of the client and ETF providers. Fees for subscription and redemption services are considered variable and are calculated as a fixed percentage of the transaction amount. Fees are charged directly to the customer’s account upon completion of each transaction.

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

Recently adopted accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements. The Company adopted ASU 2023-07 on April 1, 2024. The adoption of the ASU 2023-07 did not have a material impact on financial disclosures.

New accounting standards not yet adopted

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

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statements of (loss) income and comprehensive (loss) income and statements of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding Solowin’s directors and executive officers.

NAME	AGE	POSITION
Ling Ngai Lok	42	Chief Executive Officer and Chairman
Lili Liu	42	Chief Financial Officer
Tze Bun Cheng	39	Chief Operation Officer
Xue Yao	44	Director
Pong Ming Ting	57	Director of Solomon JFZ
Wing Yan Ho	43	Independent Director
Cha Hwa Chong	59	Independent Director
Ho Kuen Tam	49	Independent Director

Ling Ngai Lok. Mr. Lok has served as Solowin’s Chief Executive Officer since March 2025 and the Chairman of the Board of Solowin since November 2022. He previously served as Solowin’s director from July 2021 to June 2022 and Solomon JFZ’s director since January 2019. He has been the fund director of Solomon Capital Fund SPC since March 2019, overseeing the operation of the SPC Fund and reviewing and evaluating the performance of the fund. Mr. Lok’s expertise in finance, fund management, capital markets, and fund-raising, has been instrumental in driving the Company’s capital growth.

Lili Liu, CFA. Ms. Liu has served as Solowin’s Chief Financial Officer since June 2022 and as the Secretary of the Company since December 2023. She has also been the Chief Financial Officer of Solomon JFZ since November 2021, mainly responsible for financial management and internal control. Ms. Liu has over 10 years of experience in investment banking, corporate finance, and financial services. Prior to joining Solomon JFZ in 2021, Ms. Liu served as the Risk Manager and Internal Audit Manager at a private equity firm for two years, and as the Chief Financial Officer of a large-scale construction company for over five years. Ms. Liu obtained her master’s degree in economics from the University of International Business and Economics in Beijing in 2007. She further obtained a second master’s degree in financial engineering from the City University of Hong Kong in 2021. She is currently a chartered member of the CFA Institute.

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

Xue Yao. Ms Yao has served as a director of Solomon JFZ from October 2022 to April 2025 and the Managing Director of Solomon Wealth since August 2024. At Solomon JFZ and Solomon Wealth, Ms. Yao has been responsible for setting their strategic direction and overseeing their business performance. Since March 2019, Ms. Xue has been a fund director of Solomon Capital Fund SPC, in which Solomon JFZ acts as the investment manager and Ms. Xue oversees fund operations, evaluates performance, and ensures compliance with applicable regulations. Ms. Yao has over 15 years of experience in investment banking, corporate finance, and private equity in small and mid-cap markets. Prior to joining Solomon JFZ, Ms. Yao worked as the Finance Director at Followme Technology Limited where her duties included financial control, overseeing business operations, and developing business plans. Ms. Yao obtained her EMBA in China Europe International Business School in 2023.

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

B. Compensation

For the fiscal year ended March 31, 2025, the aggregate cash compensation and benefits that we paid to the executive officers were approximately $0.64 million, and we did not pay any compensation separately to the employee directors for their services as directors of Solowin and HK Subsidiaries. None of the directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended March 31, 2025. Our HK Subsidiaries operate a mandatory provident fund scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the laws of Hong Kong) for employees employed under the jurisdiction of Hong Kong Employment Ordinance (Chapter 57 of the laws of Hong Kong). The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, HK Subsidiaries and each of the employees are required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000.

2023 Equity Incentive Plan

In November 2023, we adopted the Company’s 2023 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging employees, directors and consultants to focus on the Company’s performance, (b) encouraging the attraction and retention of employees, directors and consultants with exceptional qualifications and (c) linking employees, directors and consultants directly to shareholder interests through increased share ownership. The Plan permits the grant of incentive share options, nonstatutory share options, restricted shares, restricted share units, and share appreciation rights as the Company may determine. Under the Plan, the maximum aggregate number of Class A Ordinary Shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 5,000,000 Class A Ordinary Shares.

As of the date of this report, we have issued 1,980,000 restricted shares under the Plan and no options are outstanding.

The following paragraphs summarize the principal terms of the Plan:

Administration. The Plan may be administered by the board or a committee. The Plan is currently being administered by our Compensation Committee as the Administrator of the Plan. The Administrator has the authority to determine the specific terms and conditions of all awards granted under the Plan, including, without limitation, the number of Class A Ordinary Shares subject to each award, the price to be paid for the award and the applicable vesting criteria. The Administrator has discretion to make all other determinations necessary or advisable for the administration of the Plan.

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

C. Board Practices

Terms of Directors and Executive Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or otherwise are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the memorandum and articles of association.

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

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors or by an ordinary resolution of the shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or otherwise are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the memorandum and articles of association.

D. Employees

We had 33, 25, and 16 employees as of March 31, 2025, 2024 and 2023, respectively. As of March 31, 2025, we had a total of 33 full-time employees in Hong Kong to support our business operations. The following table sets forth the number of our employees by function as of March 31, 2025:

Function	Number of Employees	Percentage
Client Onboarding	2	6%
Compliance	1	3%
Finance and Accounting	2	6%
Management	2	6%
Operational Control and Review	3	10%
AML and CTF	1	3%
Risk Management	1	3%
Product R&D	2	6%
Human Resources and Administration	4	12%
Investment and Financing	6	18%
Business development	4	12%
Asset Management	1	3%
Wealth Management	4	12%
Total	33	100%

Solomon JFZ and Solomon Wealth enter into standard labor contracts with their key employees. Such labor contracts typically include a confidentiality covenant that requires employees to protect the employer’s confidential information during and after their employment.

None of Solomon JFZ or Solomon Wealth’s employees are subject to collective bargaining agreements. As required by laws and regulations in Hong Kong, Solomon JFZ and Solomon Wealth contribute to MPF under the Hong Kong Mandatory Provident Fund Schemes Ordinance. In addition, Solomon JFZ and Solomon Wealth provide medical benefits to the staff. We consider Solomon JFZ and Solomon Wealth’s relations with their employees to be good, and we have never experienced a strike or significant work stoppage.

As of the date of this report, Solomon Global has no employees.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this report by (i) each of the directors and executive officers; (ii) all of the directors and executive officers as a group; and (iii) each person known to us to own beneficially more than 5% of either Class A or Class B Ordinary Shares. Unless otherwise indicated, the business address of each of the individuals below is Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of Class A or Class B Ordinary Shares. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Beneficial Ownership(1)		Percent of	Percent of	Percent of Total
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares(2)	Class B Ordinary Shares(3)	Voting Shares(4)
Directors and Executive Officers:
Ling Ngai Lok, Chief Executive Officer and Chairman(5)	0	4,080,000	*	50.7%	31.5%
Lili Liu, Chief Financial Officer	0	0	*	*	*
Xue Yao, Director(6)	0	3,960,000	*	49.3%	30.6%
Tze Bun Cheng, Chief Operation Officer	0	0	*	*	*
Pong Ming Ting, Director of Solomon JFZ	0	0	*	*	*
Wing Yan Ho, Independent Director	0	0	*	*	*
Ho Kuen Tam, Independent Director	0	0	*	*	*
Cha Hwa Chong, Independent Director	0	0	*	*	*
All directors and executive officers as a group	0	8,040,000	*	100%	62.1%

Other Principal Shareholders:
Gemini Asia Holdings Limited(5)	0	4,080,000	*	50.7%	31.5%
FORTUNE DYNASTY GLOBAL LIMITED(6)	0	3,960,000	*	49.3%	30.6%
Dongbin Chen	3,750,000	0	7.6%	*	2.9%
Cho Lau	3,750,000	0	7.6%	*	2.9%
Yu-Ting Huang	2,515,152	0	5.1%	*	1.9%
Xiaofeng Zhao(7)	3,000,000	0	5.9%	*	0.8%
Xiaofang Guo(8)	3,000,000	0	5.9%	*	0.8%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the Ordinary Shares. For each beneficial owner above, securities exercisable for, convertible into or exchangeable for, Class A Ordinary Shares within 60 days have been included in the denominator.

(2)	Base on 49,046,060 Class A Ordinary Shares issued and outstanding as of the date of this report. Holders of Class A Ordinary Shares are entitled to one (1) vote per share.

(3)	Based on 8,040,000 Class B Ordinary Shares issued and outstanding as of the date of this report. Holders of Class B Ordinary Shares are entitled to ten (10) votes per share. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a 1:1 basis as follows: (i) at the option of the holder of Class B Ordinary Shares without the payment of additional consideration, and (ii) automatically upon any sale, transfer, assignment or disposition of Class B Ordinary Shares to a person or entity which is not an affiliate of such holder.

(4)	Percentage of Total Voting Shares represents total ownership with respect to all Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding, which vote together as a single class on all matters. Warrants, or other securities exercisable for, convertible into or exchangeable for Ordinary Shares, are not included in calculating the Percentage of Total Voting Shares for the beneficial owners.

(5)	Gemini Asia Holdings Limited is incorporated in the British Virgin Islands. Ling Ngai Lok, our Chief Executive Officer and Chairman, is the sole director and sole shareholder of Gemini Asia Holdings Limited, and has sole voting and investment power over the shares held by Gemini Asia Holdings Limited. The address of the registered office of Gemini Asia Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Fortune Dynasty Global Limited is incorporated in the Republic of Seychelles. Xue Yao, a director of Solowin, is the sole director and sole shareholder of Fortune Dynasty Global Limited, and has sole voting and investment power over the shares held by FORTUNE DYNASTY GLOBAL LIMITED. The address of the registered office of Fortune Dynasty Global Limited is Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Seychelles.

(7)	Includes 1,000,000 Class A Ordinary Shares, and warrants to purchase 2,000,000 Class A Ordinary Shares, exercisable from June 9, 2025 to June 9, 2028.

(8)	Includes 1,000,000 Class A Ordinary Shares, and warrants to purchase 2,000,000 Class A Ordinary Shares, exercisable from June 9, 2025 to June 9, 2028.

Except for the Class B Ordinary Shares held by Gemini Asia Holdings Limited and Fortune Dynasty Global Limited, none of the major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years.

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follows:

Nature of relationships with related parties

Name	Relationship with the Company
Grow World LPF (note a)	Entity controlled by Mr. Lok and Ms. Yao
Grow World II LPF	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Tek Fong Group Limited	Entity controlled by Mr. Lok and Ms. Yao
Mr. Lok (note b)	Shareholder, Chief Executive Officer and director of the Company
Ms. Yao (note c)	Shareholder and director of the Company
Mr. Shing Tak Tam (“Mr. Tam”) (note d)	Former Chief Executive Officer and director of the Company

Note:

(a)	As of August 2, 2024, Grow World LPF was no longer a related party to the Company, following a transfer of the Grow World LPF's ownership to a third party. Additionally, the Company ceased to be Grow World LPF's investment manager on August 6, 2024 and no income was recognized since August 6, 2024.

(b)	Mr. Lok was a director of the Company and had been appointed as the Chief Executive Officer with effect from March 19, 2025.

(c)	Ms. Yao was a director of SJFZ from October 2022 to April 2025 and had been appointed as a director of the Company with effect from March 19, 2025.

(d)	Mr. Tam has resigned as the Chief Executive Officer and a director of the Company, effective from March 18, 2025.

Related parties’ transactions

		For the years ended March 31,
Name	Nature	2025	2024	2023
		$’000	$’000	$’000
Grow World LPF	Asset management income	1	10	40
Grow World II LPF	Asset management income	127	46	-
Solomon Capital Fund SPC	Asset management income	527	815	349
Total asset management income		655	871	389

Tek Fong Group Limited	Expense for referral of customers (included in general and administrative expenses)	-	-	45
Mr. Lok	Expense for referral of customers (included in general and administrative expenses)	-	-	64
Mr. Tam	Expense for referral of customers (included in general and administrative expenses)	-	-	6
Total expense for referral of customers		-	-	115

Balance with related parties

		As of March 31,
Name	Nature	2025	2024
		$’000	$’000
Grow World LPF	Receivable from customers	-	1
Grow World II LPF	Receivable from customers	4	19
Solomon Capital Fund SPC	Receivable from customers	42	200
Total receivable from customers		46	220

Solomon Capital Fund SPC	Amount due from related parties	12	26

Mr. Lok	Amount due to a director	(382)	(3)
Ms. Yao	Amount due to a director	(569)	-
Total amount due to directors		(951)	(3)

Ms. Yao	Amount due to a related party	-	(6)

Amounts due from (to) related parties and directors are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature except for approximately $46,000 and $220,000 represented asset management income receivables as of March 31, 2025 and 2024, respectively.

See also Item 6 “Directors, Senior Management and Employees—B. Compensation.”

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

Solowin’s board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that it may only pay dividends out of its profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in it being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid, or would be in violation of the relevant provisions, if any, of the Company’s memorandum and articles of association. Even if the board of directors of Solowin decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Solowin is a holding company incorporated in the Cayman Islands and it relies principally on dividends from its subsidiaries for its cash requirements, including any payment of dividends to its shareholders. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by a Hong Kong company.

Cash dividends, if any, on the Ordinary Shares will be paid in U.S. dollars.

B. Significant Changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Solowin’s ordinary shares became listed on the Nasdaq Capital Market on September 7, 2023 under the ticker symbol “SWIN.” On December 17, 2024, Solowin held an extraordinary general meeting of shareholders, during which our shareholders approved the re-classification and re-designation of the Company’s ordinary shares. As a result of such re-classification and re-designation, the Company’s authorized share capital was re-classified and re-designated into 950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares and then issued and outstanding 16,172,300 ordinary shares of par value of $0.0001 each in the Company were re-classified and re-designated into 8,132,300 Class A Ordinary Shares of par value US$0.0001 each with one (1) vote per share and 8,040,000 Class B Ordinary Shares of par value $0.0001 each with ten (10) votes per share. On December 23, 2024, Solowin filed an amendment to its Form 8-A to reflect that the class of security registered under Section 12(b) of the Exchange Act had changed from ordinary shares to Class A Ordinary Shares, and that the class of our security traded on Nasdaq had accordingly changed from ordinary shares to Class A Ordinary Shares.

As such, Solowin’s Class A Ordinary Shares are listed on the Nasdaq Capital Market under the ticker symbol “SWIN.”

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of the Company’s memorandum and articles of association and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands companies.

Solowin is a Cayman Islands exempted company with limited liability and its affairs are governed by its memorandum and articles of association, as amended, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of Cayman Islands.

Solowin adopted its Second Amended and Restated Memorandum and Articles of Association on December 17, 2024. The following are summaries of material provisions of the Second Amended and Restated Memorandum and Articles of Association (Solowin’s memorandum and articles of association currently in effect), and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares.

Objects of the Company. Under the memorandum and articles of association, the objects of Solowin are unrestricted, and Solowin is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. The Ordinary Shares are issued in registered form and are issued when registered in Solowin’s register of members. Solowin may not issue shares to bearer. Solowin’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a 1:1 basis as follows: (i) at the option of the holder of Class B Ordinary Shares without the payment of additional consideration, and (ii) automatically upon any sale, transfer, assignment or disposition of Class B Ordinary Shares to a person or entity which is not an affiliate of such holder. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Dividends. The holders of the Ordinary Shares are entitled to such dividends as may be declared by the board of directors. The memorandum and articles of association provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, Solowin may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of its share premium if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of the Ordinary Shares have the right to receive notice of, attend and vote at general meetings of Solowin. Holders of the Class A Ordinary Shares and the Class B Ordinary Shares shall, at all times (other than in respect of separate general meetings of the holders of a class or series of shares), vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company. Voting at any meeting of shareholders is to be decided on a show of hands unless a poll is required by the rules and regulations of Nasdaq or a poll is demanded by:

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to the memorandum and articles of association, a reduction of its share capital and the winding up of the Company. The shareholders may, among other things, divide or combine their shares by ordinary resolutions.

General Meetings of Shareholders. As a Cayman Islands exempted company, Solowin is not obliged by the Companies Act to call shareholders’ annual general meetings. Its memorandum and articles of association provide that it shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by its directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. These rights may be provided in a company’s articles of association. However, Solowin’s memorandum and articles of association do not provide its shareholders with any right to requisition a general meeting or to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Issuance of Additional Shares. The memorandum and articles of association authorizes the board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

The memorandum and articles of association also authorizes the board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

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

Inspection of Books and Records. Holders of the Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or the corporate records. However, the memorandum and articles of association have provisions that provide the shareholders the right to inspect the register of shareholders without charge, and to receive the annual audited financial statements.

Anti-Takeover Provisions. Some provisions of the memorandum and articles of association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that:

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

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, Solowin has entered into indemnification agreements with the directors and executive officers that provide such persons with additional indemnification beyond that provided in its memorandum and articles of association.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Solowin’s amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of the shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under Solowin’s amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of Solowin’s memorandum and articles of association.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, Solowin’s memorandum and articles of association may only be amended with a special resolution of its shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by Solowin’s memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on its shares. In addition, there are no provisions in Solowin’s memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Class A Ordinary Shares by a U.S. Holder (as defined below) that acquires the Class A Ordinary Shares and holds the Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of the Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Class A Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the Class A Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class A Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of the Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Class A Ordinary Shares that is, for U.S. federal income tax purposes:

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Class A Ordinary Shares.

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

We do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or may become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the Class A Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A Ordinary Shares from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. Under circumstances where our revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the Class A Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds the Class A Ordinary Shares unless, in such case, we cease to qualify as a PFIC and such U.S. Holder makes a deemed sale election.

Dividends

Any cash distributions paid on the Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Our Class A Ordinary Shares are currently readily tradeable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the applicability of the lower income tax rate on dividends paid with respect to the Class A Ordinary Shares.

For U.S. foreign tax credit purposes, dividends paid on the Class A Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or exchange of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Class A Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to its Class A Ordinary Shares. If a U.S. Holder makes this election with respect to the Class A Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, although such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or exchange of the Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as ordinary loss. Such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Class A Ordinary Shares should be treated as marketable stock at the time they are listed on Nasdaq Capital Market. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns the Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares if we are or become a PFIC.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this annual report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In accordance with Nasdaq Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at https://solowin.io. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

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

Inflation

We do not believe the impact of inflation on our company is material. Our operations are in Hong Kong and Hong Kong’s inflation rates have been relatively stable in the last three years: 1.9% for 2025, 1.2% for 2024 and 2% for 2023.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On December 17, 2024, we held an extraordinary general meeting of shareholders, during which our shareholders approved the re-classification and re-designation of the Company’s ordinary shares. As a result of such re-classification and re-designation, the Company’s authorized share capital was re-classified and re-designated into 950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares and then issued and outstanding 16,172,300 ordinary shares of par value of $0.0001 each in the Company were re-classified and re-designated into 8,132,300 Class A Ordinary Shares of par value US$0.0001 each with one (1) vote per share and 8,040,000 Class B Ordinary Shares of par value $0.0001 each with ten (10) votes per share. On December 23, 2024, we filed an amendment to our Form 8-A to reflect that the class of security registered under Section 12(b) of the Exchange Act had changed from ordinary shares to Class A Ordinary Shares, and that the class of our security traded on Nasdaq had accordingly changed from ordinary shares to Class A Ordinary Shares.

Under our memorandum and articles of association in effect, we are authorized to issue two classes of ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares. We are authorized to issue (i) 950,000,000 Class A Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value $0.0001 per share. Class A Ordinary Shares are entitled to one (1) vote per share on proposals requiring or requesting shareholder approval, unless prohibited by law. Class B Ordinary Shares are entitled to ten (10) votes per Class B Ordinary Share on any such matter.

Class B Ordinary Shares are convertible into Class A Ordinary Shares on a 1:1 basis as follows: (i) at the option of the holder of Class B Ordinary Shares without the payment of additional consideration, and (ii) automatically upon any sale, transfer, assignment or disposition of Class B Ordinary Shares to a person or entity which is not an affiliate of such holder. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Other than voting and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares have the same rights and preferences and rank equally.

Holders of Class B Ordinary Shares collectively hold approximately 62.1% of the voting power of our outstanding share capital as of the date of this report. As a result, if they act together, they will have the ability to control the management of our Company, including the election, removal or addition of directors to expand the board. Their interests may not be the same as or even conflict with the interests of holders of our Class A Ordinary Shares.

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

For the period from September 6, 2023, the date that the F-1 Registration Statement was declared effective by the SEC, to March 31, 2025, we used all of the approximately $7.07 million in net proceeds from our initial public offering for business expansion, recruitment of additional professional staff, funding the HKSFC capital requirements, and sales and marketing, in accordance with the planned use of net proceeds as disclosed in the F-1 Registration Statement.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Ling Ngai Lok and our Chief Financial Officer, Ms. Lili Liu, of the effectiveness of the design and operation of our disclosure controls and procedures, as of March 31, 2025. Based upon, and as of the date of this evaluation, Mr. Lok and Ms. Liu, determined that, as of March 31, 2025, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2025. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, we determined that, as of March 31, 2025, our internal control over financial reporting was effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Cha Hwa Chong is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of Nasdaq. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to this report. Our code of ethics is also posted on the corporate governance page of our website at https://solowin.io. During the fiscal year ended March 31, 2025, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended March 31,
	2025	2024
Audit Fees	$160,000	$160,000
Tax Fees	-	-
TOTAL	$160,000	$160,000

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law, our memorandum and articles of association. In addition, because our Class A Ordinary Shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow some Cayman corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are not required to hold annual shareholders’ meetings, as otherwise required by Nasdaq Listing Rule 5620(a).

●	We are not required to seek shareholder approval for the establishment of or any material amendments, to our equity compensation arrangements for officers, directors, employees or consultants, in lieu of the shareholder approval requirement under Nasdaq Listing Rule 5635(c).

●	We are not required to seek shareholder approval for the issuance of securities in a transaction other than a public offering where such issuance involves 20% or more of the shares or the voting power outstanding before the issuance, at a price lower than the “Minimum Price,” in lieu of the shareholder approval requirement under Nasdaq Listing Rule 5635(d).

Our Cayman Islands counsel has provided relevant letters to Nasdaq certifying that under Cayman Islands law, we are not required to hold annual shareholders’ meetings or seek shareholders’ approval in the above circumstances.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Solowin adopted an insider trading policy on May 24, 2024 governing the purchase, sale, and other dispositions of its securities by directors, officers, and employees. These policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable U.S. federal, state and foreign securities laws. A copy of the SOLOWIN HOLDINGS Insider Trading Policy is attached as Exhibit 11.2 to this annual report.

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

We have established preventive measures and fulfill our security obligations to protect our networks from interference, damage, or unauthorized access, and to prevent the leakage, theft, or alteration of network data. As part of our supplier risk management program, we conduct security assessments prior to engagement of high-risk suppliers and other third-party providers and have a monitoring program to evaluate ongoing compliance with our cybersecurity standards.

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

Our cybersecurity crisis management program sets forth the items, procedures and actions we expect to address and follow in the event of a cybersecurity incident, including detection, response, mitigation and remediation. When a potential threat or incident is identified, our cyber security incident response team will assign a risk level classification and initiate the escalation and other steps called for by our plan. All incidents that are initially assessed by the cybersecurity incident response team as potentially high-risk are escalated promptly to our Chief Executive Officer, who will determine whether and what elements of our cybersecurity crisis response and management plan should be activated, including escalation to other senior management. Our Chief Executive Officer will inform our board of directors of cybersecurity incidents, as appropriate, considering a variety of factors, including financial, operational, legal or reputational impact.

Our program’s maturity and operational readiness are regularly evaluated by independent experts and penetration tests that are consistent with the national cybersecurity level. Our program, and the results of these independent evaluations and testing, are regularly reviewed by our senior management and members of our board of directors.

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

For additional information on our cybersecurity risks, please see Item 3 “Key information—D. Risk Factors.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the registrant (incorporated herein by reference to Exhibit 99.1 to the Form 6-K furnished with the SEC on December 18, 2024)
2.1	Description of Class A Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of March 31, 2025
2.2	Form of Warrant dated June 2, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 29, 2025)
2.3	Form of Warrant dated June 9, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 6, 2025)
4.1	Form of Indemnification Agreement between the registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.2	Form of Employment Agreement between the registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.3	English Translation of Technical Service Agreement between Hundsun Ayers Technologies Limited and Solomon JFZ (Asia) Holdings Limited, dated January 11, 2021 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.4	English Translation of Technology Services Framework Agreement between Hundsun Ayers Technologies Limited and Solomon JFZ (Asia) Holdings Limited, dated January 11, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.5	English Translation of Software and Market Data Agreement between Link Software (Hangzhou) Co., Ltd. and Solomon JFZ (Asia) Holdings Limited, dated January 22, 2021 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.6	English Translation of Securities Account Opening System CA Certification Service Agreement between Link Software (Hangzhou) Co., Ltd. and Solomon JFZ (Asia) Holdings Limited, dated February 23, 2021 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.7	Office Tenancy Agreement between Wide Harvest Investment Limited and Solomon JFZ (Asia) Holdings Limited, dated December 20, 2022 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.8	SOLOWIN HOLDINGS 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form S-8 (File No. 333-275337) filed with the SEC on November 6, 2023)
4.9	Membership Interest Purchase Agreement, by and among SOLOWIN HOLDINGS, Cambria Capital, LLC and Cambria Asset Management, Inc., dated March 5, 2024 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on March 6, 2024)

4.10	Interests Buyback and Release Agreement, dated April 4, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on April 8, 2025)
4.11	Form of Securities Purchase Agreement, dated May 23, 2025, between the Company and each investor (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 23, 2025)
4.12	Form of Securities Purchase Agreement, dated May 29, 2025, between the Company and the Purchasers (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 29, 2025)
4.13	Placement Agency Agreement, dated May 29, 2025, between the Company and Eddid Securities USA, Inc. (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 29, 2025)
4.14	Form of Securities Purchase Agreement, dated June 6, 2025, between the Company and each Purchaser (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 6, 2025)
4.15	Sale and Purchase Agreement, by and among SOLOWIN HOLDINGS, Chen Dongbin, and Lau Cho, dated June 16, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 16, 2025)
4.16	Form of Shareholders Agreement, by and among SOLOWIN HOLDINGS, Tiger Coin (Hong Kong) Limited, and Wei Zhu (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 16, 2025)
8.1	List of the registrant’s subsidiaries
11.1	Code of Ethics of the registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
11.2	Insider Trading Policy of the registrant (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed by the registrant on July 26, 2024)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent from WWC, P.C., Independent Registered Public Accounting Firm
97.1	Clawback Policy of the registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed by the registrant on July 26, 2024)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2025	SOLOWIN HOLDINGS

/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Solowin Holdings and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Solowin Holdings and its subsidiaries (collectively the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

June 30, 2025

We have served as the Company’s auditor since 2022.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	As of March 31,
	2025	2024
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	3,838	2,140
Cash segregated for regulatory purpose	5,019	5,111
Receivables from:
Customers, net of allowance for expected credit losses of $500,000 and $516,000 as of March 31, 2025 and 2024, respectively	146	2,668
Customers - related parties, net of allowance for expected credit losses of $1,000 and $59,000 as of March 31, 2025 and 2024, respectively	46	220
Brokers-dealers and clearing organizations, net of allowance for expected credit losses of nil and $15,000 as of March 31, 2025 and 2024, respectively	19	664
Prepaid expenses and other current assets, net	577	1,392
Loan receivables, net of allowance for expected credit losses of nil and $410,000 as of March 31, 2025 and 2024, respectively	-	574
Amount due from related parties	12	26
Total current assets	9,657	12,795

Non-current assets:
Investment in an associate	-	254
Long-term investments, net	368	-
Property and equipment, net	157	150
Operating right-of-use assets, net	671	1,057
Intangible assets, net	86	77
Refundable deposits	1,017	618
Prepaid expenses, net	352	450
Total non-current assets	2,651	2,606
TOTAL ASSETS	12,308	15,401

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Others borrowings	420	-
Payables to customers	5,022	5,111
Accruals and other current liabilities	524	232
Income taxes payable	-	55
Operating lease liabilities - current	577	631
Amount due to directors	951	3
Amount due to a related party	-	6
Total current liabilities	7,494	6,038

Non-current liabilities:
Operating lease liabilities - non-current	83	439
Total non-current liabilities	83	439
TOTAL LIABILITIES	7,577	6,477

COMMITMENTS AND CONTINGENCIES (Note 22)

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 950,000,000 shares authorized; 8,440,000 and 7,460,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively)*	1	- **
Class B ordinary shares (US$0.0001 par value per share; 50,000,000 shares authorized; 8,040,000 shares issued and outstanding as of March 31, 2025 and 2024)*	1	1
Additional paid-in capital	19,219	14,908
Accumulated losses	(14,522)	(5,984)
Accumulated other comprehensive income (losses)	32	(1)
Total shareholders’ equity	4,731	8,924

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,308	15,401

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 14)
**	Less than US$1,000

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000
Revenues
Securities and virtual assets brokerage commissions and handling income	110	51	74
Investment advisory fees	1,025	2,860	2,515
Corporate consultancy service income	999	120	951
Asset management income - related parties	655	871	389
Interest income	30	128	27
Referral income	-	261	497
Total revenues	2,819	4,291	4,453

Expenses
Marketing and promotion expenses	1,006	927	329
Marketing and promotion expenses - related parties	-	-	115
Commission and handling expenses	474	15	7
Professional fee	4,669	774	371
Information technology expenses	749	383	439
Office expenses	888	342	227
Insurance	137	86	13
Public relations expenses	271	92	-
Employee benefits expenses	2,290	5,043	1,289
General and administrative expenses	969	205	357
(Reversal of) provision for expected credit losses	(502)	854	18
Total expenses	10,951	8,721	3,165

Other (expenses) income
Interest income	46	29	-
Other income	16	3	61
Interest expenses	(5)	-	-
Share of results of an associate	(54)	(3)	-
Loss on disposal of an associate	(100)	-	-
Impairment loss of long-term investments, net	(290)	-	-
Total other (expenses) income, net	(387)	29	61

(Loss) income before income tax expense	(8,519)	(4,401)	1,349

Income tax expense	19	155	-

Net (loss) income	(8,538)	(4,556)	1,349

Other comprehensive (loss) income
Foreign currency translation adjustment	33	16	(8)
Total comprehensive (loss) income	(8,505)	(4,540)	1,341

Basic and diluted net (loss) earnings per share*	(0.53)	(0.33)	0.11
Weighted average number of shares outstanding - basic and diluted*	16,127,380	13,724,658	12,000,000

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 14)

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	Class A ordinary shares			Class B ordinary shares		Additional		Accumulated other	Total
	Number of shares*	Amount		Number of shares*	Amount	paid-in capital	Accumulated losses	comprehensive (loss) income	shareholders’ equity
		$’000			$’000	$’000	$’000	$’000	$’000
Balance as of April 1, 2022	3,960,000	-	**	8,040,000	1	4,785	(2,777)	(9)	2,000
Foreign currency translation adjustment	-	-		-	-	-	-	(8)	(8)
Net income	-	-		-	-	-	1,349	-	1,349

Balance as of March 31, 2023	3,960,000	-	**	8,040,000	1	4,785	(1,428)	(17)	3,341
Issuance of ordinary shares through public offering, net	2,000,000	-	**	-	-	6,313	-	-	6,313
Share based compensations	1,500,000	-	**	-	-	3,810	-	-	3,810
Foreign currency translation adjustment	-	-		-	-	-	-	16	16
Net loss	-	-		-	-	-	(4,556)	-	(4,556)

Balance as of March 31, 2024	7,460,000	-	**	8,040,000	1	14,908	(5,984)	(1)	8,924
Issuance of ordinary shares	500,000	-	**	-	-	1,000	-	-	1,000
Share based compensations	480,000	1		-	-	3,311	-	-	3,312
Foreign currency translation adjustment	-	-		-	-	-	-	33	33
Net loss	-	-		-	-	-	(8,538)	-	(8,538)

Balance as of March 31, 2025	8,440,000	1		8,040,000	1	19,219	(14,522)	32	4,731

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 14)

**	Less than US$1,000

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2025, 2024 and 2023

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000
Cash flows from operating activities
Net loss (income)	(8,538)	(4,556)	1,349
Adjustment to reconcile net (loss) income to cash used in operating activities:
Amortization of intangible assets	18	7	-
Depreciation of property and equipment	81	23	18
(Reversal of) provision for expected credit losses	(502)	854	18
Share based compensations	3,312	3,810	-
Share of results of an associate	54	3	-
Loss on disposal of an associate	100	-	-
Impairment loss of long-term investments	290	-	-
Interest income from loan receivable	(26)	(26)	-
Change in operating assets and liabilities:
Change in receivables from customers	2,770	(2,038)	(1,050)
Change in receivables from brokers-dealers and clearing organizations	660	(376)	(101)
Change in refundable deposits	(399)	(462)	2
Change in prepaid expenses and other current assets	999	(1,656)	(125)
Change in amount due from a director	-	28	2
Change in loan to a director	-	-	176
Change in payables to customers	(89)	(1,235)	(941)
Change in contract liabilities	-	(120)	120
Change in accruals and other current liabilities	292	69	89
Change in income taxes payable	(55)	55	-
Change in operating lease liabilities	(24)	13	-
Cash used in operating activities	(1,057)	(5,607)	(443)

Cash flows from investing activities
Purchase of intangible assets	(27)	(20)	-
Purchase of property and equipment	(88)	(141)	(8)
Purchase of long-term investments, net	(658)	-	-
Acquisition of an associate	-	(257)	-
Proceeds from disposal of an associate	50	-	-
Repayment of loan to a director	-	-	233
Repayment of loan to a third party	1,010	-	-
Loan to a third party	-	(958)	-
Cash provided by (used in) investing activities	287	(1,376)	225

Cash flows from financing activities
Proceeds from shareholders’ contribution	1,000	-	-
Net proceeds from initial public offering (“IPO”)	-	7,065	-
Proceeds from other borrowings	420	-	-
Payment for IPO costs	-	(409)	(343)
Advance to related parties	14	61	(4)
Advance from a related party	-	-	6
Advance from directors	942	3	-
Cash provided by (used in) financing activities	2,376	6,720	(341)

Net change in cash, cash equivalents and cash segregated for regulatory purpose	1,606	(263)	(559)
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the year	7,251	7,514	8,073
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the year	8,857	7,251	7,514

Supplementary cash flows information
Cash received from interest	46	29	-
Cash paid for income taxes	74	101	-

Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	273	1,044	313

	As of March 31,
	2025	2024	2023
	$’000	$’000	$’000
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	3,838	2,140	1,925
Cash segregated for regulatory purpose	5,019	5,111	5,589
Total cash, cash equivalents and cash segregated for regulatory purpose	8,857	7,251	7,514

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Solowin Holdings (the “Company”) is a company incorporated in Cayman Islands with limited liability on July 23, 2021. The Company is an investment holding company.

Solomon JFZ (Asia) Holdings Limited (“SJFZ”) was incorporated on July 25, 2016. SJFZ is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management).

On December 4, 2023, as a part of the strategic expansion into the private wealth management business, the Company formed a new wholly owned subsidiary, Solomon Private Wealth Limited (“SPW”), under the laws of Hong Kong.

Solomon Global Asset Management Limited (“SGAM”) is a wholly owned subsidiary of SPW and is a company incorporated in British Virgin Islands with limited liability on August 4, 2023. On March 12, 2025, SPW entered into a preliminary agreement for the acquisition from an external third party of 100% of equity interest of SGAM. The transaction was completed on March 13, 2025.

The Company together with its subsidiaries (collectively the “Group”) are primarily engaged in providing corporate finance services, wealth management services, asset management services and virtual assets services in Hong Kong.

Details of the Company and its subsidiaries are set out in the table as follows:

	Date of	Percentage of effective ownership As of March 31,		Place of
Name	incorporation	2025	2024	incorporation	Principal activities
Solowin Holdings	July 23, 2021	N/A	N/A	Cayman Islands	Investment holding
Solomon JFZ (Asia) Holdings Limited	July 25, 2016	100%	100%	Hong Kong	Securities and virtual assets dealings and brokerage; advising on securities; corporate consultancy services; and asset management services
Solomon Private Wealth Limited	December 4, 2023	100%	100%	Hong Kong	Wealth management and financial planning services
Solomon Global Asset Management Limited	August 4, 2023 (Acquired on March 13, 2025)	100%	-	British Virgin Islands	Dormant

Reorganization

Previous to a group reorganization (the “Group Reorganization”), both the Company and Master Venus Limited (the “Predecessor Parent Company”), a company incorporated in Samoa, were ultimately owned 33% by Ms. Xue Yao (“Ms. Yao”), 34% by Mr. Ling Ngai Lok (“Mr. Lok”) and 33% by Mr. Xiaohang Zhang (“Mr. Zhang”).

Pursuant to the Group Reorganization to rationalize the structure of the Company and its subsidiary in preparation for the listing of the shares, the Company becomes the holding company of SJFZ on October 17, 2022, which involves the transfer of the entire equity interest of SJFZ by the Predecessor Parent Company. The Company, together with its wholly-owned subsidiary, is effectively controlled by the same controlling shareholders, i.e., ultimately held as to 33% by Ms. Yao, 34% by Mr. Lok and 33% by Mr. Zhang, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiary has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of (loss) income and comprehensive (loss) income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the years ended March 31, 2025 and 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of March 31, 2025 and 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

On December 7, 2022, the Company’s shareholders and Board of Directors approved to amend the authorized share capital from $10,000, divided into 10,000 ordinary shares of a par value of $1 per share, to $100,000, divided into 1,000,000,000 ordinary shares of a par value of $0.0001 per share. The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. On the same day, the shareholders of the Company surrendered 488,000,000 ordinary shares of $0.0001 par value each for no consideration. The issued and outstanding shares of the Company changed from 500,000,000 to 12,000,000. As a result, the Company had 1,000,000,000 authorized shares, par value of $0.0001, of which 12,000,000 shares were issued and outstanding as of March 31, 2023.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Initial Public Offering

On September 6, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, $0.0001 par value per share at an offering price of $4.00 per share for a total of $8,000,000 in gross proceeds. The Company raised total net proceeds of $7,065,000, which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on September 7, 2023 under the symbol “SWIN”.

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

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, impairment for investment in an associate, long-term investments and intangible assets. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The accompanying audited consolidated financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is $ and the functional currency of the Company’s subsidiaries is the Hong Kong Dollars (“HKD”). The Company’s assets and liabilities are translated into $ from HKD at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	As of March 31,
	2025	2024
Year-end spot rate	7.7787	7.8257

	For the years ended March 31,
	2025	2024	2023
Average rate	7.7917	7.8243	7.8383

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Based on the short-term nature of cash and cash equivalents, cash segregated for regulatory purpose, receivables from customers, brokers-dealers and clearing organizations, other current assets, loan receivables, amount due to directors, amounts due from (to) related parties, payables to customers, other borrowings, accruals and other current liabilities has determined that the carrying value approximates their fair values. The carrying amounts of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from customers, broker-dealers and clearing organizations, net

Receivables from customers arise from (i) the business of dealing in investment securities and virtual assets for customers; (ii) investment advisory business; (iii) corporate consultancy business; and (iv) asset management business.

Receivables from broker-dealers and clearing organizations arise from the business of investment securities and virtual assets. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

In evaluating the collectability of receivables balances, the Company considers specific evidence including the aging of the receivable, the customers’ payment history, its current creditworthiness, its underlying equity securities secured and current economic trends.

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are normally viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers, broker-dealers and clearing organizations. As of March 31, 2025 and 2024, there are receivables from customers past due over 90 days. Management is actively monitoring these receivables and continues to assess their recoverability with reference to customers’ payment history, credit standing, and the status of the underlying securities held. As of March 31, 2025 and 2024, the allowance for expected credit losses on receivables from customers were approximately $501,000 and $575,000, respectively.

As of March 31, 2025 and 2024, no receivables from clearing organizations and broker-dealers are past due or delinquent as the receivables are normally being settled within two days after the trade execution. As of March 31, 2025 and 2024, the Company has evaluated the probable losses on receivables from broker-dealers and clearing organizations are minimal and the allowance for expected credit losses on receivables from broker-dealers and clearing organizations were nil and approximately $15,000, respectively.

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

Prepaid expenses and other current assets, net

Prepayments and other current assets consist of cash advanced to suppliers or service providers for purchasing goods or services that have not been received or provided to the Company and prepayments to professional parties and marketing companies. Cash advanced to suppliers or service providers is refundable and bears no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan receivables, net

Loan receivables are recognized when the Company, as a lender, provides the loan to borrowers as per the loan agreement. Loan receivables are initially measured at the amount of the loan provided. Subsequent to initial recognition, loan receivables are measured at amortized cost using the effective interest method, which includes the recognition of interest income less any allowance for expected credit losses. The loan receivables has been settled during the year ended March 31, 2025.

As of March 31, 2025 and 2024, the allowance for expected credit losses on loan receivables were nil and approximately $410,000, respectively.

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

Investment in an associate

An associate is an entity over which the Company has significant influence, but not control or joint control, over the financial and operating policies of the entity. Significant influence is presumed to exist when the Company holds 20% or more of the voting power of another entity. The Company accounts for its investment in an associate using the equity method unless the fair value option is elected for an investment and the Company does not elect the fair value option.

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in an associate (Continued)

When the Company ceases to have significant influence over an associate, the use of the equity method is discontinued. The investment is derecognized, and any retained interest is measured at fair value on the date significant influence is lost. The resulting difference between the carrying amount of the equity method investment and the aggregate of the fair value of consideration received and the fair value of any retained interest is recognized in earnings. If the transaction includes deferred or contingent consideration, it is also measured at fair value at the date of derecognition.

Long-term investments, net

In accordance with Financial Accounting Standards Board (“FASB”) ASC 321, “Investment-Equity Securities,” the Company accounts for non-marketable securities on a prospective basis. Equity investments that do not have readily determinable fair values and do not qualify for the net asset value practical expedient are eligible for the measurement alternative.

The Company elected to record equity investments without readily determinable fair values using the measurement alternative at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Pursuant to ASC 321, for those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss equal to the difference between the carrying value and fair value. For the years ended March 31, 2025, 2024 and 2023, the Company recognized impairment loss of long-term investments of approximately $290,000, nil and nil, respectively.

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net (Continued)

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

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of the trading platform system and eligibility rights to trade on or through HKEx. The trading platform system is considered by the management as having a finite useful life of two years. Accordingly, the trading platform system is amortized on a straight-line basis over two years. The estimated useful life and amortization method of an intangible asset with finite life is reviewed at the end of each reporting period, with the effect of any changes in estimated being accounted for on a prospective basis. Management has determined that trading rights have indefinite useful lives. These assets are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2025, 2024 and 2023.

Payables to customers

Payables to customers arise from the business of dealing in investment securities and virtual assets. Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers.

Other borrowings

Other borrowings are initially recognized at fair value, net of upfront fees incurred. Other borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the consolidated statement of (loss) income and comprehensive (loss) income over the period of the other borrowings using the effective interest method.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accruals and other current liabilities

Accruals and other current liabilities primarily include accrued salary and employee benefits, accrued legal and professional fee and other accrued expenses for the operation in the ordinary course of business.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of March 31, 2025 and 2024.

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

The Company currently generates its revenue from the following main sources:

Corporate finance services

Revenue from corporate finance services is generated through corporate consultancy service income and company secretarial services income.

Corporate consultancy income generated by acting as advisers to customers, including but not limited to listed companies or companies planning for IPO, advising on the terms and structures of the proposed corporate transactions, or the relevant implications and compliance matters under the Hong Kong regulatory framework for listed companies; market research, strategic analysis, and other advisory services to support customers in developing new business areas or enhancing existing operations, in return for consultancy service income.

The Company enters into a distinct contract with its customers for the provision of corporate consultancy services. The scope of work under consultancy services can vary from project to project. For projects involve multiple tasks which are separable or distinct as the Company’s customers can benefit from each standalone task, the entire transaction prices of consultancy services are generally allocated to each separatable and identifiable service component. For projects involve a series of tasks which are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task, the entire transaction prices of consultancy services are generally allocated to a single performance obligation.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

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

Corporate consultancy service income received from customers is non-refundable, and the Company is entitled to receive upfront payment upon signing the contract. Revenue from upfront payment and other installments is recognized based on the point in time either (a) when the deliverables, in the form of reports are delivered based on the specific terms of the contract; or (b) lapse of the consultancy service contract.

Company secretarial services income is generated by acting as a company secretarial service provider to customers, including support for statutory compliance and corporate structuring. The Company acts as an agent and recognizes revenue on a net basis, representing only the fee earned. Revenue is recognized at the point in time when the Company’s facilitation obligation is fulfilled.

There were no contract asset and contract liability balances as of March 31, 2025 and 2024.

Wealth management services

Revenue from wealth management services is primarily derived from securities brokerage commission and handling income and investment advisory income.

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

Handling income generated from providing services such as settlement (clearing) of securities, new share subscription services in relation to IPOs and dividend collection, to individual customers or brokers. Securities settlement service income is recognized at a point in time when the transactions are completed. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount. New share subscription handling income is recognized at the time when the performance obligation has been satisfied by successfully submitting the IPO subscription to banks on behalf of customers. New share subscription handling income is fixed per IPO subscription order and no variable consideration in the transaction. Dividend collection handling income is recognized at the time when the performance obligation has been satisfied by receiving dividends by the Company on behalf of customers. When the Company receives the cash dividend distributed by the stocks on behalf of customers, the net dividend will be distributed and deposited into the account of the customers, after deducting the dividend collection handling fees. Dividend collection handling income is charged at a fixed percentage of dividend collected and therefore the transaction price is a variable consideration as the price is determined to be a fixed percentage of dividend amount. The Company acts as an agent and handling income is directly charged from the customer’s account when the transactions are executed.

Investment advisory income is recognized when the relevant advice has been provided or the relevant services have been rendered. The Company enters into a distinct contract with its customers as a principal for the provision of investment advisory services. The Company provides customers with global economic information, industry analysis, investment recommendations and portfolio allocation strategies. The Company concludes that each monthly investment advisory service is both (1) distinct and (2) it meets the criteria for recognizing revenue over time. In addition, the Company concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the customers each month. That is, the benefit consumed by the customers is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes that the monthly investment advisory services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. There is no variable consideration in the transaction price. Accordingly, based on the output methods, the Company recognizes revenues from investment advisory services on a monthly basis when it satisfies its performance obligations throughout the contract terms. The Company issues invoices to customers quarterly and the contractual payment terms are typically due no more than 30 days from invoicing.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Virtual assets services

The Company provides virtual asset trading services by executing buy and sell orders for digital assets (e.g., Bitcoin, Ethereum) to both individual and institutional customers. The Company’s performance obligation is fulfilled when it completes each trade order, transferring control of the virtual asset to or from the customer. Revenue is recognized at a point in time on the trade date, as this is when the Company has satisfied its distinct performance obligation by executing the trade. The Company acts as an agent as the risks and rewards remain with the customer. Transaction fees for trading are variable and based on a fixed percentage of the transaction amount. Fees are charged directly to the customer’s account upon execution of each trade.

The Company acts as a participating dealer for certain virtual asset spot ETFs, each in-kind or in-cash subscription or redemption represents a distinct performance obligation, fulfilled when the subscription or redemption process is completed. Revenue is recognized at a point in time, specifically upon the completion of each subscription or redemption transaction. The Company acts as an agent in these transactions, arranging the exchange on behalf of the client and ETF providers. Fees for subscription and redemption services are considered variable and are calculated as a fixed percentage of the transaction amount. Fees are charged directly to the customer’s account upon completion of each transaction.

Asset management services

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

Performance fees are accounted for when the return on assets under management, over a given period established in each fund’s private memorandum, exceeds certain return benchmarks or other performance benchmarks, depending on each fund’s private memorandum. Performance fees are calculated on an annual basis. Performance fees are a form of variable consideration. The Company recognizes these fees when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Company.

Subscription fees charged to fund subscriber for subscription of funds are recognized at a point in time when participating share is successfully subscribed. The Company acts as an agent between funds and fund subscribers to provide fund subscription services and charges a fund subscription fee at a fixed rate with reference to the size of the subscription amount to fund subscribers through funds when the subscription of funds is completed, and typically due in no more than 30 days from invoicing. The transaction price is a variable consideration as the price is determined to be a fixed percentage of the transaction amount.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

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

Referral income

Referral income generated by provision of referral services by acting as agent to corporate customers or brokers. The Company refers investors to corporate customers or brokers and earns referral income. The Company enters into a distinct referral agreement with corporate customers or brokers for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction, either IPO or fund raised in other fundraising activities. Revenue from providing referral services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO or fundraising activities. Nil referral services has been provided during the year ended March 31, 2025.

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

During the years ended March 31, 2025, 2024 and 2023, the Company recognized government subsidies of nil, approximately $3,000 and $49,000, respectively, in other income.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commission and handling expenses

Commission and handling expenses for executing and/or clearing transactions are accrued on a trade-date basis and are expensed as incurred.

General and administrative expenses

General and administrative expenses mainly consist of, lease expense, office supplies and upkeep expenses, and other miscellaneous administrative expenses.

Leasing

The Company is a lessee of non-cancellable operating leases for offices. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use (“ROU”) assets and lease liabilities.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2025, 2024 and 2023, the Company did not have any impairment loss against its operating lease right-of-use assets.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expenses of approximately $59,000, $38,000 and $31,000 for the years ended March 31, 2025, 2024 and 2023, respectively.

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. For the years ended March 31, 2025, 2024 and 2023, there were temporary differences of nil, approximately $9,000 and $16,000, respectively. As of March 31, 2025 and 2024, no deferred tax asset or liability recognized.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (Continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2025, 2024 and 2023.

(Loss) earnings per share

The Company computes net (loss) earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net (loss) earnings per share (“EPS”) on the face of the consolidated statements of (loss) income and comprehensive (loss) income. Basic EPS is computed by dividing income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of March 31, 2025 and 2024.

Share based compensations

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for share-based awards to employee, director and service providers. For these share-based awards, share based compensations is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

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

Recently adopted accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements. The Company adopted ASU 2023-07 on April 1, 2024. The adoption of the ASU 2023-07 did not have a material impact on financial disclosures.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements (Continued)

New accounting standards not yet adopted

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

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statements of (loss) income and comprehensive (loss) income and statements of cash flows.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION

Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. The Company’s CODM has been identified as the Chief Executive Officer, who reviews the results of operations and net (loss) income when making decisions about allocating resources and assessing the performance of the Company. All assets of the Company are located in Hong Kong and all revenues are all generated in Hong Kong.

With the recent developments in the Company’s business, the Company has reorganized its business segments which now consist of four reportable segments: (i) corporate finance services, (ii) wealth management services, (iii) asset management services, and (iv) virtual assets services (“Segment Reorganization”). As part of the Segment Reorganization, the Company has:

●	rebranded the former “corporate consultancy services” as “corporate finance services”;

●	combined the former “securities related services” and “investment advisory services” into a single segment, “wealth management services”; and

●	introduced a new segment, “virtual assets services.”

Comparative segment information has been adjusted to reflect the Segment Reorganization. The Company believes the Segment Reorganization does not have a material impact on its consolidated financial statements. The following summary describes the products and services offered in each of the reorganized reportable segments:

Segments	Business Activities
Corporate finance services	-	Providing capital raising, debt financing, secondary offerings and financial advisory services
	-	Providing corporate consultancy services
Wealth management services	-	Providing securities related services for commission and handling income by offering securities dealing and brokerage services, IPO subscription and other financing services
	-	Providing investment advisory services
Asset management services	-	Providing asset management services for asset management fee, performance fee and fund subscription fee
Virtual assets services	-	Providing services for virtual assets trading, virtual assets spot ETFs subscription and redemption

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews key metrics, which include the following:

Year ended March 31, 2025

	Corporate finance services segment	Wealth management services segment	Asset management services segment	Virtual assets services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	999	1,120	655	15	-	2,789
Revenues - interest income	-	30	-	-	-	30
Total revenues	999	1,150	655	15	-	2,819

Sales and marketing expenses	(451)	(23)	-	-	(1,006)	(1,480)
Employee benefits expenses	-	-	-	-	(2,290)	(2,290)
Depreciation and amortization	-	-	-	-	(99)	(99)
General and administrative expenses	(70)	(846)	(38)	(180)	(6,450)	(7,584)
Reversal of (provision for) expected credit losses	(2)	36	58	-	410	502
Total expenses	(523)	(833)	20	(180)	(9,435)	(10,951)

Interest income	-	-	-	-	46	46
Other income	-	-	-	-	16	16
Interest expenses	-	-	-	-	(5)	(5)
Share of results of an associate	-	-	-	-	(54)	(54)
Loss on disposal of an associate	-	-	-	-	(100)	(100)
Impairment loss of long-term investments	-	-	-	-	(290)	(290)
Total other expenses, net	-	-	-	-	(387)	(387)

Income (loss) before income tax expense	476	317	675	(165)	(9,822)	(8,519)

Total assets	99	191	58	-	11,960	12,308
Total liabilities	-	(5,124)	-	-	(2,453)	(7,577)

Net assets (liabilities)	99	(4,933)	58	-	9,507	4,731

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Continued)

Year ended March 31, 2024

	Corporate finance services segment	Wealth management services segment	Asset management services segment	Virtual assets services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	120	3,172	871	-	-	4,163
Revenues - interest income	-	128	-	-	-	128
Total revenues	120	3,300	871	-	-	4,291

Sales and marketing expenses	-	(15)	-	-	(927)	(942)
Employee benefits expenses	-	-	-	-	(5,043)	(5,043)
Depreciation and amortization	-	-	-	-	(30)	(30)
General and administrative expenses	-	(387)	52	-	(1,517)	(1,852)
Provision for expected credit losses	-	(385)	(59)	-	(410)	(854)
Total expenses	-	(787)	(7)	-	(7,927)	(8,721)

Interest income	-	-	-	-	29	29
Other income	-	-	-	-	3	3
Share of results of an associate	-	-	-	-	(3)	(3)
Total other income, net	-	-	-	-	29	29

Income (loss) before income tax expense	120	2,513	864	-	(7,898)	(4,401)

Total assets	-	8,470	246	-	6,685	15,401
Total liabilities	-	(5,136)	-	-	(1,341)	(6,477)

Net assets	-	3,334	246	-	5,344	8,924

Year ended March 31, 2023

	Corporate finance services segment	Wealth management services segment	Asset management services segment	Virtual assets services segment	Corporate	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Revenues - excluding interest income	951	3,086	389	-	-	4,426
Revenues - interest income	-	27	-	-	-	27
Total revenues	951	3,113	389	-	-	4,453

Sales and marketing expenses	-	(121)	-	-	(330)	(451)
Employee benefits expenses	-	-	-	-	(1,289)	(1,289)
Depreciation of property and equipment	-	-	-	-	(18)	(18)
General and administrative expenses	-	(495)	(1)	-	(893)	(1,389)
Provision for expected credit losses	-	(18)	-	-	-	(18)
Total expenses	-	(634)	(1)	-	(2,530)	(3,165)

Other income	-	-	1	-	60	61

Income (loss) before income tax expense	951	2,479	389	-	(2,470)	1,349

Total assets	600	6,388	345	-	2,894	10,227
Total liabilities	(120)	(6,349)	-	-	(417)	(6,886)

Net assets	480	39	345	-	2,477	3,341

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT IN AN ASSOCIATE

On March 5, 2024, the Company (as the buyer) entered into a membership interest purchase agreement (the “Purchase Agreement”) with Cambria Capital, LLC (“Cambria Capital”), a Utah limited liability company and broker-dealer registered with the Financial Industry Regulatory Authority (“FINRA”), and Cambria Asset Management, Inc., a Nevada corporation, the sole owner of the Cambria Capital. Pursuant to the agreement, the Company will purchase 100% of the membership interests in Cambria Capital (the “Membership Interests”) for a total purchase price of $700,000, subject to the satisfaction or waiver of the conditions precedent set forth in the Purchase Agreement. The acquisition was structured in two phases: (1) the purchase of 24.9% of the Membership Interests for $200,000 (the “Initial Closing”), and (2) the purchase of the remaining 75.1% of the Membership Interests for $500,000, subject to the required approval by the FINRA (the “Second Closing”). The parties consummated the Initial Closing on March 25, 2024.

In January 2025, following the non-completion of the Second Closing by December 31, 2024, the Company has notified Cambria Capital of the termination pursuant to the Purchase Agreement. Cambria Asset Management, Inc. has accepted the sale back of the 24.9% Membership Interests from the Company for $100,000, among which $50,000 has been received and the Company ceased to have significant influence over Cambria Capital in February 2025. The remaining $50,000 is required to be settled no later than August 31, 2025. As of March 31, 2025, the Company has derecognized the investments in an associate.

The Company’s investment in an associate is summarized below:

	As of March 31,
	2025	2024
	$’000	$’000
Beginning balance	254	-
Cost of acquisition	-	257
Share of results of an associate	(54)	(3)
Loss of disposal of an associate	(100)	-
Consideration received	(50)	-
Consideration receivables transferred to other receivables	(50)	-
Ending balance	-	254

The following table illustrates the summarized financial information of the Company’s associate as of March 31, 2024 (and not the Company’s share of those amounts), adjusted for difference in accounting policies between the Company and the associate, if any.

As of March 31, 2024
$’000
Current assets	376
Non-current assets	1
Current liabilities	(61)
Net assets of the associate	316

Revenue	92
Loss for the year	(167)

Reconciliation of the summarized financial information presented to the carrying amount of the Company’s investment in the associate as of March 31, 2025 and 2024 is as follows:

Investment in an associate
$’000
Net assets	316

Group’s equity interest	24.9%
Group’s share of net assets	79
Goodwill	175
Company value as of March 31, 2024	254
Disposal	(254)
Carrying value as of March 31, 2025	-

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. LONG-TERM INVESTMENTS, NET

Long-term investments, net consist of investments in non-marketable securities as the following:

	Ownership interest	As of March 31, 2025
	%	$’000
Non-marketable equity securities:
Investment A	2.47%	-
Investment B	0.53%	368
Investment C	4.90%	-	*
Net carrying value		368

*	Less than $1,000

The Company does not have significant influence over the non-marketable equity investments. Since such investment does not have readily determinable fair values, the Company elected to account for the investments by using alternative measurement. The long-term investments, net are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. ASC 825 clarifies that equity interests measured in accordance with the measurement alternative are not required to be included within the fair value hierarchy. Accordingly, the investments are not classified within the fair value hierarchy and are excluded from the fair value disclosures.

On May 28, 2024, the Company entered into a share purchase agreement with certain shareholder of Investment A, which wholly owns a virtual assets investment manager in Hong Kong. Pursuant to which, the Company acquired 2.47% of the total outstanding share capital of Investment A for an aggregate purchase price of $290,000.

On August 2, 2024, the Company entered into a share subscription agreement to subscribe 10 ordinary shares of Investment B, an investment holding company, in which one of its subsidiaries has been licensed by the HKSFC in Hong Kong, for a total subscription price of $368,000. The transaction is closed on August 23, 2024. As of March 31, 2025, the Company holds 500,000 Class A ordinary shares of Investment B, following a reclassification and share subdivision of the original ordinary shares by Investment B, representing 0.53% of outstanding share capital.

On September 13, 2024, SPW acquired 4.90% of equity interest of Investment C, a money lending company in Hong Kong, for a total cash consideration of HKD 49 (approximately $6).

The following table presents the movement of investments as of March 31, 2025:

As of March 31, 2025
$’000
Beginning balance	-
Additions	658
Impairment loss of long-term investment, net – Investment A	(290)
Ending balance	368

As of March 31, 2025, cumulative unrealized impairment of $290,000 is included in the carrying value of the Company’s long-term investments, net.

For the years ended March 31, 2025, 2024 and 2023, impairment loss of long-term investments of $290,000, nil and nil is recorded in the Company’s consolidated statements of (loss) income and comprehensive (loss) income, respectively.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of March 31,
	2025	2024
	$’000	$’000
Leasehold improvement	167	106
Computers equipment	84	64
Furniture and fixtures	55	48
Office equipment	6	6
Sub-total	312	224
Less: accumulated depreciation	(155)	(74)
Property and equipment, net	157	150

Depreciation expense for the years ended March 31, 2025, 2024 and 2023, was approximately $81,000, $23,000 and $18,000, respectively.

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for corporate office in Hong Kong. For the year ended March 31, 2025, the Company entered into an occupancy and risk assumption agreement with a related party, granting that party the right to occupy one of the Company’s leased office premises. The arrangement does not involve any direct monetary compensation to the Company and was entered into as part of fostering a strategic business relationship. Under the terms of the agreement, all rental payments and associated risks related to the premises are fully assumed by the related party. Accordingly, the Company does not recognize any right-of-use asset or lease liability in respect of this lease as of March 31, 2025.

The Company’s ROU assets and operating lease liabilities recognized in the consolidated balance sheets consist of the following:

	As of March 31,
	2025	2024
	$’000	$’000
Cost	1,975	1,692
Less: accumulated depreciation	(1,304)	(635)
Operating lease ROU assets, net	671	1,057

	As of March 31,
	2025	2024
	$’000	$’000
Operating lease liabilities
Current portion	577	631
Non-current portion	83	439
Total	660	1,070

	As of March 31,
	2025	2024
Operating leases:
Weighted average remaining lease term (years)	1	2
Weighted average discount rate	5.79%	5.83%

During the years ended March 31, 2025, 2024 and 2023, the Company incurred lease expense of approximately $712,000, $257,000 and $168,000, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of March 31, 2025 is as follows:

Operating leases
$’000

Year ending March 31, 2026	597
Year ending March 31, 2027	84
Total undiscounted operating lease obligations	681
Less: imputed interest	(21)
Operating lease liabilities recognized in the consolidated balance sheets	660

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of March 31,
	2025	2024
	$’000	$’000
Trading rights	64	64
Trading platform system	47	20
Sub-total	111	84
Less: accumulated amortization	(25)	(7)
Intangible assets, net	86	77

Amortization expense for the years ended March 31, 2025, 2024 and 2023, was approximately $18,000, $7,000 and nil, respectively.

9. RECEIVABLES FROM CUSTOMERS, BROKER-DEALERS AND CLEARING ORGANIZATION, NET

Receivables from customers, broker-dealers and clearing organizations, net comprised the following:

	As of March 31
	2025	2024
	$’000	$’000
Receivables from:
Customers	693	3,463
Brokers-dealers and clearing organizations	19	679
Sub-total	712	4,142
Less: allowance for expected credit losses	(501)	(590)
Total	211	3,552

The movement of the allowance for expected credit losses for receivables from customers, broker-dealers and clearing organizations was as follows:

	As of March 31
	2025	2024
	$’000	$’000
Beginning balance	590	223
Additions	-	444
Reversal	(92)	-
Write-offs	-	(77)
Exchange rate realignment	3	-
Ending balance	501	590

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2025	2024
	$’000	$’000
Current
Prepaid professional fee (note a)	359	460
Prepaid information technology expenses	53	30
Prepaid office expenses	108	82
Prepaid marketing expenses (note b)	-	813
Receivables from an associate (note c)	50	-
Others	7	7
Total prepaid expenses and other current assets, net - current	577	1,392

Non-current
Prepaid professional fee (note a)	352	450
Total prepaid expenses, net - non-current	352	450

Note:

(a)	Prepaid professional fee are virtual asset business solutions consultancy fee advanced to the advisors. The service is expected to be provided from year 2024 to year 2028.

(b)	Prepaid marketing expenses are associated with marketing, branding creation, and AI video production services that are paid for in advance to marketing firms. These services were completed as of March 31, 2025.

(c)	Receivables from an associate represent consideration receivables from disposal of an associate. Please refer to Note 4 for the details.

11. LOAN RECEIVABLES, NET

	As of March 31
	2025	2024
	$’000	$’000

Loan to a third party	-	984
Less: allowance for expected credit losses	-	(410)
Total	-	574

On October 18, 2023, the Company (as the lender) entered into a loan agreement with a Hong Kong company (as the borrower), which is an independent third party of the Company, pursuant to which the Company agreed to provide a 1-year loan of HKD7,500,000 (equivalent to approximately $958,000) to the borrower for its current activities, with a fixed interest of HKD400,000 (equivalent to approximately $52,000) which is due in full upon repayment of the loan on the maturity date of October 17, 2024. As of March 31, 2024, the net carrying amount of the loan receivables was approximately $574,000, which included an interest receivable of approximately $26,000. The loan had been fully repaid and settled in July 2024.

Interest income for the loan receivables for the years ended March 31, 2025, 2024 and 2023 was approximately $26,000, $26,000 and nil, respectively.

The movement of the allowance for expected credit losses for loan receivables was as follows:

	As of March 31
	2025	2024
	$’000	$’000
Beginning balance	410	-
Additions	-	410
Reversal	(410)	-
Ending balance	-	410

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of March 31,
	2025	2024
	$’000	$’000

Accrued payroll and welfare expenses	10	8
Accrued professional fee	266	156
Accrued advisory services fee	111	-
Accrued information technology expenses	101	-
Accrued interest expenses	5	-
Other accruals and payables	31	68
Total	524	232

13. OTHER BORROWINGS

	As of March 31
	2025	2024
	$’000	$’000

Short-term borrowings	420	-

In January 2025, the Company obtained short-term borrowings from two independent third parties, with principal amounts of $220,000 and $200,000 respectively. Each of the loan bears interest at a fixed rate of 6% per annum and repayable within one year or on demand. The loan was subsequently settled in May 2025.

Interest expenses for the other borrowings for the years ended March 31, 2025, 2024 and 2023 was approximately $5,000, $nil and nil, respectively.

14. SHAREHOLDERS’ EQUITY

(a) Initial public offering

On September 6, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, $0.0001 par value per share at an offering price of $4.00 per share for a total of $8,000,000 in gross proceeds. The Company raised total net proceeds of $7,065,000, which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses. During the process of IPO, the Company incurred an aggregate of approximately $720,000 for underwriting discounts and commissions and approximately $967,000 for total offering expenses as of March 31, 2024. At the date of closing of IPO, the underwriting discounts and commissions and total offering expenses of approximately $1,687,000 were offset against the gross proceeds of $8,000,000 resulted in net amount of approximately $6,313,000 which was recognized in additional paid-in capital of the Company.

(b) Share-based compensation

The Company has adopted an equity incentive plan on November 6, 2023, pursuant to which the Company is authorized to grant equity awards in the form of incentive share options, nonstatutory share options, restricted shares, restricted share units and share appreciation rights to employees, directors, and consultants of the Company or any affiliates of the Company. All outstanding awards are non-cash and settleable with ordinary shares.

On November 7, 2023, the Company approved to grant equity awards of 1,500,000 shares to employees of SJFZ for their past efforts in services, which were vested immediately upon grant. On the same day, the Company issued 1,500,000 ordinary shares to the employees. The shares were valued at approximately $3,810,000, which was based on the value of the Company’s ordinary shares at the grant date. The Company recorded nil, approximately $3,810,000 and nil of share based compensations as employee benefits expenses for the years ended March 31, 2025, 2024 and 2023, respectively.

On April 8, 2024, the Company approved to grant 480,000 shares to a consultant of SJFZ to compensate the services rendered, which were vested immediately upon grant. On the same day, the Company issued 480,000 ordinary shares to the consultant. The shares were valued at approximately $3,312,000, which was based on the value of the Company’s ordinary shares at the grant date. The Company recorded approximately $3,312,000, nil and nil of share based compensations as professional fee for the years ended March 31, 2025, 2024 and 2023, respectively.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. SHAREHOLDERS’ EQUITY (Continued)

(c) Financing arrangements

On November 15, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an individual investor (the “Investor”), pursuant to which the Company agreed to sell to the Investor an aggregate of 500,000 ordinary shares, par value $0.0001 at a purchase price of $2.00 per share in a registered direct offering. The financing will be consummated in two closings. The first closing occurred on November 18, 2024, in which the Investor purchased 192,300 ordinary shares for $384,600, and the second closing was completed on December 20, 2024 for 307,700 ordinary shares. The Securities Purchase Agreement includes a negative claw-back provision (the “Negative Claw-back Provision”) that may result in the issuance of additional 500,000 ordinary shares at no further consideration under certain market conditions. The Company received total of $1,000,000 during the year ended March 31, 2025.

(d) Share re-classification - dual class structure

On December 17, 2024, the Company held an extraordinary general meeting of members, at which the shareholders approved the re-designation and re-classification of the Company’s ordinary shares and the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company. The Company’s authorized share capital of 1,000,000,000 shares of par value of $0.0001 each was re-classified and re-designated into 950,000,000 Class A ordinary shares par value of $0.0001 each and 50,000,000 Class B ordinary shares par value of $0.0001 each. The 16,172,300 ordinary shares of par value of $0.0001 each issued and outstanding as of that date were re-classified and re-designated into 8,132,300 Class A ordinary shares of par value $0.0001 each with one (1) vote per share and 8,040,000 Class B ordinary shares of par value $0.0001 each with ten (10) votes per share.

The Company believe it is appropriate to reflect the above transactions on a retroactive basis and the Company has retroactively adjusted the shares and per share data for all periods presented.

There were 8,440,000 and 7,460,000 Class A ordinary shares issued and outstanding as of March 31, 2025 and 2024, respectively, and there were 8,040,000 Class B ordinary shares issued and outstanding as of March 31, 2025 and 2024.

15. DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000
Corporate finance services
Corporate consultancy income	993	120	951
Company secretarial services income	6	-	-
	999	120	951

Wealth management and virtual assets services
Securities and virtual assets brokerage commission income	55	25	55
Securities and virtual assets brokerage handling income	55	26	19
	110	51	74

Asset management services
Fund subscription fee – related parties	16	22	3

Other services
Referral income	-	261	497

Total revenues recognized at a point in time	1,125	454	1,525

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. DISAGGREGATED REVENUE (Continued)

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000

Interest income
Other securities brokerage financing	30	128	27

Wealth management services
Investment advisory income	1,025	2,860	2,515

Asset management services
Management fee income – related parties	429	311	236
Performance fee income – related parties	210	538	150
	639	849	386

Total revenues recognized over a period of time	1,694	3,837	2,928

16. OTHER INCOME

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000

Government subsidies (note a)	-	3	49
Exchange gain on foreign currency translation	14	-	11
Others	2	-	1
Total	16	3	61

Note:

(a)

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. EMPLOYEE BENEFITS EXPENSES

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000

Salaries and other short term employee benefits	2,231	1,195	1,258
Payments to defined contribution pension schemes	59	38	31
Share based compensations	-	3,810	-
Total	2,290	5,043	1,289

18. INCOME TAX

Cayman Islands and The British Virgin Islands (“BVI”)

Under the current and applicable laws of the Cayman Islands and BVI, the Company and SGAM are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

Hong Kong

SJFZ and SPW are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2025, 2024 and 2023 Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

(Loss) income before income tax expense is attributable to the following tax jurisdictions:

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000

Hong Kong	(714)	1,559	1,358
Cayman Islands	(7,805)	(5,960)	(9)
(Loss) income before income tax expense	(8,519)	(4,401)	1,349

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAX (Continued)

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the years ended March 31, 2025, 2024 and 2023.

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000

(Loss) income before income tax expense	(8,519)	(4,401)	1,349

Tax at Hong Kong statutory tax rate of 16.5%	(1,406)	(726)	223
Effect of tax-exempt for the Company incorporated in Cayman Islands	1,288	984	1
Tax effect on non-assessable income	(19)	-	(8)
Tax effect on non-deductible expenses	-	60	53
Tax effect on deductible temporary differences	-	(2)	6
Under provision of prior year	19	-	-
Change in valuation allowance	137	(140)	(275)
Tax concession	-	(21)	-
Income tax expense	19	155	-

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
	$’000	$’000

Deferred tax assets, net:
Net operating loss carryforwards	137	-
Less: valuation allowance	(137)	-
Deferred tax assets, net	-	-

The movement of valuation allowance is as follows:

	As of March 31,
	2025	2024
	$’000	$’000

Beginning balance	-	140
Tax losses recognized	137	-
Operating loss utilized	-	(140)
Ending balance	137	-

The Company had approximately $830,000 and nil operating tax losses carried forward as of March 31, 2025 and 2024, respectively. All the tax losses carryforwards will carryforward indefinitely. As of March 31, 2025 and 2024, no deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Grow World LPF (note a)	Entity controlled by Mr. Lok and Ms. Yao
Grow World II LPF	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Tek Fong Group Limited	Entity controlled by Mr. Lok and Ms. Yao
Mr. Lok (note b)	Shareholder, Chief Executive Officer and director of the Company
Ms. Yao (note c)	Shareholder and director of the Company
Mr. Shing Tak Tam (“Mr. Tam”) (note d)	Former Chief Executive Officer and director of the Company

Note:

(a)	On August 2, 2024, Grow World LPF was no longer a related party to the Company, following a transfer of the Grow World LPF's ownership to a third party. Additionally, the Company ceased to be Grow World LPF's investment manager on August 6, 2024 and no income was recognized since August 6, 2024.

(b)	Mr. Lok was a director of the Company and had been appointed as the Chief Executive Officer with effect from March 19, 2025.

(c)	Ms. Yao was a director of SJFZ from October 2022 to April 2025 and had been appointed as a director of the Company with effect from March 19, 2025.

(d)	Mr. Tam has resigned as the Chief Executive Officer and a director of the Company, effective from March 18, 2025.

Related parties transactions

		For the years ended March 31,
Name	Nature	2025	2024	2023
		$’000	$’000	$’000
Grow World LPF	Asset management income	1	10	40
Grow World II LPF	Asset management income	127	46	-
Solomon Capital Fund SPC	Asset management income	527	815	349
Total asset management income		655	871	389

Tek Fong Group Limited	Expense for referral of customers (included in general and administrative expenses)	-	-	45
Mr. Lok	Expense for referral of customers (included in general and administrative expenses)	-	-	64
Mr. Tam	Expense for referral of customers (included in general and administrative expenses)	-	-	6
Total expense for referral of customers		-	-	115

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Balance with related parties

		As of March 31,
Name	Nature	2025	2024
		$’000	$’000
Grow World LPF	Receivable from customers	-	1
Grow World II LPF	Receivable from customers	4	19
Solomon Capital Fund SPC	Receivable from customers	42	200
Total receivable from customers		46	220

Solomon Capital Fund SPC	Amount due from related parties	12	26

Mr. Lok	Amount due to a director	(382)	(3)
Ms. Yao	Amount due to a director	(569)	-
Total amount due to directors		(951)	(3)

Ms. Yao	Amount due to a related party	-	(6)

Amounts due from (to) related parties and directors are unsecured, non-interest bearing and repayable on demand. These balances are non-trade in nature except for approximately $46,000 and $220,000 represented asset management income receivables as of March 31, 2025 and 2024, respectively.

Remuneration to senior management for the years ended March 31, 2025, 2024 and 2023 were:

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000

Salaries and other short term employee benefits	644	518	706
Payments to defined contribution pension schemes	10	12	11
Total	654	530	717

20. REGULATORY REQUIREMENTS

SJFZ is a licensed corporation in Hong Kong regulated by HKSFC, the minimum liquid capital requirement is HK$3,000,000 (approximately $386,000) to carry out multiple regulated activities. The following table summarizes the minimum liquid capital as established by the HKSFC that the Company were required to maintain as of March 31, 2025 and 2024 and the actual amounts of capital that were maintained.

Capital requirements as of March 31, 2025	Minimum liquid capital requirements	Capital levels maintained
	$’000	$’000

Solomon JFZ (Asia) Holdings Limited	386	3,957

Capital requirements as of March 31, 2024	Minimum liquid capital requirements	Capital levels maintained
	$’000	$’000

Solomon JFZ (Asia) Holdings Limited	383	3,573

The Company’s operation subsidiary maintains a capital level greater than the minimum liquid capital requirements and it is in compliance with the minimum liquid capital requirement established by the HKSFC.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. CONCENTRATIONS AND RISKS

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

Receivables from customers

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as of March 31, 2025 and 2024.

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. CONCENTRATIONS AND RISKS (Continued)

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the years ended March 31,
	2025	2025	2024	2024	2023	2023
	$’000%		$’000%		$’000%
Customer A	637	23%	1,760	41%	1,916	43%
Customer B	591	21%	-	-	-	-
Customer C - a related party	527	19%	815	19%	*	*
Customer D	388	14%	-	-	-	-
Customer E	309	11%	-	-	-	-
Customer F	-	-	1,100	26%	599	13%
Customer G	-	-	*	*	498	11%
Customer H	-	-	-	-	500	11%
Customer I	-	-	-	-	451	10%

Details of the customers accounting for 10% or more of total receivables from customers are as follows:

	As of March 31,
	2025	2025	2024	2024
	$’000%		$’000%
Customer B	99	52%	-	-
Customer C - a related party	42	22%	*	*
Customer J	41	21%	*	*
Customer G	-	-	1,997	69%
Customer A	-	-	619	21%

Details of the customers accounting for 10% or more of total payables to customers are as follows:

	As of March 31,
	2025	2025	2024	2024
	$’000%		$’000%
Customer K	1,568	31%	1,559	30%
Customer L	1,404	28%	1,396	27%
Customer M	655	13%	649	13%

*	Less than 10%

The disclosure of customers represents separate and distinct customers and there are no customers listed that also comprise a significant percentage of either the Company’s revenues or receivables or payables for any year presented.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. CONCENTRATIONS AND RISKS (Continued)

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

22. COMMITMENTS AND CONTINGENCIES

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

23. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2025, up through June 30, 2025, which is the date of these consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these consolidated financial statements.

On April 3, 2025, pursuant to the Negative Claw-back Provision under the Securities Purchase Agreement, the Company issued 500,000 Class A ordinary shares to the Investor at no additional consideration.

On May 23, 2025, the Company sold 10,606,060 Class A ordinary shares to certain individual investors, in a registered direct offering, for aggregate gross proceeds of approximately $3,500,000.

On May 29, 2025, the Company sold 20,000,000 Class A ordinary shares and warrants to purchase up to 1,000,000 Class A Ordinary Shares to certain investors, in a registered direct offering, for aggregate gross proceeds of $6,600,000.

On June 6, 2025, the Company sold 2,000,000 Class A ordinary shares and warrants to purchase up to 4,000,000 Class A ordinary shares to certain investors, in a registered direct offering, for aggregate gross proceeds of $1,600,000.

On June 16, 2025, the Company entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with two individuals (each a “Vendor,” and collectively, the “Vendors”), pursuant to which the Company will purchase from the Vendors, and the Vendors will sell to the Company, a total of 4,800 ordinary shares of Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong (“Tiger Coin”), representing 48% of the total issued and outstanding share capital of Tiger Coin on an as-converted and fully-diluted basis (the “Sale Shares”). The Sale and Purchase Agreement provides that the Company will purchase such Sale Shares from the Vendors for a total purchase price of $7,500,000 (the “Purchase Price”), with each Vendor receiving $3,750,000. The Purchase Price will be satisfied by the issuance of an aggregate of 7,500,000 Class A ordinary shares, par value $0.0001 per share of the Company to the Vendors, subject to the satisfaction or waiver of the conditions precedent set forth in the Sale and Purchase Agreement.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CONDENSED PARENT ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Solowin Holdings.

Condensed balance sheets

	As of March 31,
	2025	2024
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	27	1,357
Prepaid expenses and other current assets, net	458	1,312
Loan receivables net of allowance for expected credit losses of nil and $410,000 as of March 31, 2025 and 2024, respectively	-	574
Amount due from a subsidiary	543	-
Amount due from a director	1	-
Total current assets	1,029	3,243

Non-current assets:
Interests in subsidiaries	4,688	4,688
Investment in an associate	-	254
Long-term investments, net	368	-
Property and equipment, net	141	124
Operating right-of-use assets, net	453	962
Refundable deposits	289	288
Prepaid expenses, net	352	450
Total non-current assets	6,291	6,766
TOTAL ASSETS	7,320	10,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other borrowings	420	-
Accruals and other current liabilities	494	158
Operating lease liabilities - current	442	536
Amount due to directors	582	3
Amount due to a related party	-	6
Amount due to a subsidiary	32	25
Total current liabilities	1,970	728

Non-current liabilities:
Operating lease liabilities - non-current	-	439
Total non-current liabilities	-	439
TOTAL LIABILITIES	1,970	1,167

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 950,000,000 shares authorized; 8,440,000 and 7,460,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively)*	1	-	**
Class B ordinary shares (US$0.0001 par value per share; 50,000,000 shares authorized; 8,040,000 shares issued and outstanding as of March 31, 2025 and 2024)*	1	1
Additional paid-in capital	19,122	14,810
Accumulated losses	(13,774)	(5,969)
Total shareholders’ equity	5,350	8,842

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,320	10,009

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 14)
**	Less than US$1,000

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Continued)

Condensed statements of loss

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000
Expenses
Marketing and promotion expenses	995	921	-
Commission and handlings expenses	426	-	-
Professional fee	4,179	421	8
Information technology expenses	290	19	-
Office expenses	671	117	-
Insurance	93	57	-
Public relations expenses	271	92	-
Employee benefits expenses	151	3,852	-
General and administrative expenses	718	97	1
(Reversal of) provision for expected credit losses	(410)	410	-
Total expenses	7,384	5,986	9

Other (expenses) income
Interest income	28	29	-
Interest expenses	(5)	-	-
Share of results of an associate	(54)	(3)	-
Loss on disposal of an associate	(100)	-	-
Impairment loss of long-term investments	(290)	-	-
Total other (expenses) income, net	(421)	26	-

Loss before income tax expense	(7,805)	(5,960)	(9)

Income tax expense	-	-	-
Net loss	(7,805)	(5,960)	(9)

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Continued)

Condensed statements of cash flows

	For the years ended March 31,
	2025	2024	2023
	$’000	$’000	$’000
Cash flows from operating activities:
Net loss	(7,805)	(5,960)	(9)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation of property and equipment	65	4	-
(Reversal of) provision for expected credit losses	(410)	410	-
Share based compensations	3,312	3,810	-
Share of results of an associate	54	3	-
Loss on disposal of an associate	100	-	-
Impairment loss of long-term investments	290	-	-
Interest income from loan receivable	(26)	(26)	-
Change in operating assets and liabilities:
Change in refundable deposits	(1)	(288)	-
Change in prepaid expenses and other current assets	1,003	(1,763)	-
Change in amount due from a director	-	1	-
Change in amount due from a subsidiary	(544)	-	-
Change in accruals and other current liabilities	336	158	-
Change in operating lease liabilities	(24)	13	-
Change in amount due to a subsidiary	7	39	8
Cash used in operating activities	(3,643)	(3,599)	(1)

Cash flows from investing activities
Purchase of property and equipment	(82)	(128)	-
Purchase of long-term investments, net	(658)	-	-
Acquisition of an associate	-	(257)	-
Proceeds from disposal of an associate	50	-	-
Repayment of loan to a third party	1,010	-	-
Loan to a third party	-	(958)	-
Cash provided by (used in) investing activities	320	(1,343)	-

Cash flows from financing activities
Proceeds from shareholders’ contribution	1,000	-	-
Net proceeds from IPO	-	7,065	-
Proceeds from other borrowings	420	-	-
Advance to a subsidiary	-	(774)	-
Advance from directors	573	3	6
Cash provided by financing activities	1,993	6,294	6

Net change in cash and cash equivalents	(1,330)	1,352	5
Cash and cash equivalents at beginning of the year	1,357	5	-
Cash and cash equivalents at the end of the year	27	1,357	5

Supplemental schedule of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	1,044	-

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CONDENSED PARENT ONLY FINANCIAL INFORMATION (Continued)

(i)	Basis of Presentation

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

As of March 31, 2025 and 2024, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.