Form 20-F
period 2026-03-31
Solowin Holdings, Ltd.
filed 2026-08-03
CIK 1959224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

Mr. Ling Ngai Lok, Chairman and Chief Executive Officer

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(852)3428-3893

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Class A Ordinary Shares, $0.0001 par value	AXG	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2026): 157,582,228 Class A Ordinary Shares, $0.0001 par value, and 31,371,599 Class B Ordinary Shares, $0.0001 par value.

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

Year Ended March 31, 2026

i

INTRODUCTORY NOTES

Use of Certain Defined Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“AlloyX” are to AlloyX Limited, a wholly owned subsidiary of Solowin and an exempted company incorporated in the Cayman Islands;

●	“AlloyX Group” are to AlloyX and its subsidiaries, including Master Venus Limited, AlloyX (Hong Kong) Limited, AlloyX Group Pte. Limited, and Bravo Valor Partners Limited;

●	“AlloyX HK” are AlloyX (Hong Kong) Limited;

●	“AUM” are to Asset Under Management;

●	“AX Coin” are to AX Coin Limited, a 64% owned subsidiary of Solowin and an exempted company incorporated in the Cayman Islands;

●	“AX Coin HK” are to AX Coin HK Limited, a wholly owned subsidiary of AX Coin;

●	“AX Coin Bahrain” are to AX Coin Bahrain B.S.C. (c), a 95% owned subsidiary of AX Coin HK;

●	“CAC” are to Cyberspace Administration of China;

●	“Charter Documents” are to Solowin’s Second Amended and Restated Memorandum and Articles of Association, currently in effect;

●	“Class A Ordinary Shares” are to class A ordinary shares of Solowin, par value $0.0001 per share. Each Class A Ordinary Share is entitled to one (1) vote on all matters requiring shareholder approval;

●	“Class B Ordinary Shares” are to class B ordinary shares of Solowin, par value $0.0001 per share. Each Class B Ordinary Share is entitled to ten (10) votes on all matters requiring shareholder approval;

●	“HK$” or “Hong Kong dollar(s)” are to the legal currency of Hong Kong;

●	“Hong Kong” and “Hong Kong SAR” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“HK Subsidiaries” are to Solomon JFZ (Asia) Holdings Limited, Solomon Private Wealth Limited, AlloyX (Hong Kong) Limited, AX Coin HK Limited, and AlloyX Ventures Limited, each a Hong Kong corporation; each, a HK Subsidiary;

●	“HKEX” are to Hong Kong Exchanges and Clearing Limited;

●	“HKSFC” are to Hong Kong Securities and Futures Commission;

●	“IPO” are to initial public offering;

●	“Mainland China” are to the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau;

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares;

●	“PRC” and “China” are to the People’s Republic of China, including Hong Kong SAR and the Macau Special Administrative Region except when we reference specific laws and regulations adopted by the PRC, but excluding, for the purposes of this report only, Taiwan. For purpose of this report, the legal and operational risks associated with operations in China also apply to operations in Hong Kong;

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“SGD” are to the legal currency of Singapore;

●	“SEC” are to U.S. Securities and Exchange Commission;

●	“SFO” are to Hong Kong Securities and Futures Ordinance;

●	“SGAM” are to Solomon Global Asset Management Limited, a wholly owned subsidiary of Solowin and a company incorporated in the British Virgin Islands;

●	“Solowin” are to SOLOWIN HOLDINGS, a holding company incorporated in the Cayman Islands as an exempted company;

●	“Solomon JFZ” are to Solowin’s 100% owned subsidiary Solomon JFZ (Asia) Holdings Limited, a Hong Kong corporation;

●	“Solomon VA+” refer to Solomon JFZ’s institutional-grade all-in-one smart trading platform, which innovatively upgraded with virtual assets trading and wealth management functions. Solomon VA+ is an app accessible via any mobile device and is designed to be secure and simple to use, with a bilingual user interface and fast and efficient order execution to provide a great user experience;

●	“Solomon Wealth” are to Solowin’s 100% owned subsidiary Solomon Private Wealth Limited, a Hong Kong corporation;

●	“U.S. dollars,” “dollars,” “USD,” “US$” or “$” are to the legal currency of the United States; and

●	“Web3” refers to a decentralized internet ecosystem built on blockchain technology, enabling user ownership, smart contracts, and trustless interactions without intermediaries.

Solowin is a holding company with no operations of its own. Currently our operations are primarily conducted in Hong Kong through Solowin’s HK Subsidiaries, including Solomon JFZ, Solomon Wealth, AlloyX HK, and AX Coin HK. Throughout this report, unless the context indicates otherwise, the terms “Solowin” and “the Company” refer to SOLOWIN HOLDINGS, the Cayman Islands holding company and references to “we,” “us,” “our,” “our company,” and “our group” are to Solowin and its subsidiaries, as a whole. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by Solowin’s subsidiaries. Our subsidiaries’ functional currency is Hong Kong dollars. This report contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader.

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

v

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

ITEM 3. KEY INFORMATION

Disclosures Related to Our Hong Kong-Based Operations

Solowin is an exempted limited liability company incorporated under the laws of the Cayman Islands on July 23, 2021. Our Class A Ordinary Shares, par value $0.0001 per share, are listed on Nasdaq, under the symbol “AXG.” As a holding company with no material operations of its own, Solowin currently conducts its operations primarily through its wholly owned HK Subsidiaries, such as Solomon JFZ, Solomon Wealth, AlloyX HK, and AX Coin HK, each a limited liability corporation incorporated in Hong Kong. This holding company structure involves unique risks to investors, and you may never directly hold equity interests in our operating subsidiaries.

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

Pursuant to the HFCA Act, on December 16, 2021, the PCAOB issued its determination that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China or in Hong Kong, because of positions taken by authorities in the jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that were headquartered in Mainland China or Hong Kong. This list did not include our former auditor, WWC, P.C., which served as the Company’s auditor from 2022 until November 2025, as WWC, P.C. has been based in the U.S. and registered with the PCAOB and subject to the PCAOB inspection. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, or the MOF, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of accounting firms based in Mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB made a statement announcing that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong and as a result, PCAOB vacated its previous 2021 determination. Our current auditor, AOGB CPA Limited (“AOGB”), an independent public accounting firm registered with the PCAOB and appointed by the Company on November 11, 2025, is headquartered in Hong Kong. Uncertainties still exist as to whether the PCAOB will have continued access for complete inspections and investigations in the future. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations if needed. While our current auditor is subject to the PCAOB inspection, in the event the PCAOB later determines that it is unable to inspect or investigate it completely, then such lack of inspection could cause Solowin’s securities to be delisted from the U.S. stock exchange.

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

Transfer of Cash Through Our Organization

As of the date of this report, neither Solowin nor any of its subsidiaries has paid any dividends or made any distributions to their respective shareholder(s), including any U.S. investors.

During the years ended March 31, 2024, 2025 and 2026, and the subsequent period up to the date of this report, the transfer of cash between Solowin and HK Subsidiaries totaled approximately $7,722,000. This amount mainly represented the repayment of $774,000 by Solowin to Solomon JFZ for certain IPO related expenses advanced by Solomon JFZ, as well as advances made by Solowin to Solomon JFZ, Solomon Wealth, and AlloyX HK to support their operations. There has been no transfer of other types of assets between Solowin and HK Subsidiaries. HK Subsidiaries, which conduct our substantive operations, maintain the cash. Currently, other than complying with the applicable Hong Kong laws and regulations, we do not have our own cash management policy or procedures that dictate how funds are transferred.

Neither Solowin nor any of its subsidiaries currently has plans to distribute earnings or declare cash dividends in the foreseeable future. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. If we determine to pay dividends on any of the Class A Ordinary Shares in the future, as a holding company, Solowin will be dependent on receipt of funds from our subsidiaries by way of dividend payments.

The Companies Act (As Revised) of the Cayman Islands permits, subject to a solvency test and the provisions, if any, of Solowin’s Charter Documents, the payment of dividends and distributions out of the share premium account. With the exception of the foregoing, there are no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, Solowin is permitted under the laws of Cayman Islands to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds.

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

The table below presents the cash flows from Solowin to its subsidiaries for the fiscal years ended March 31, 2026, 2025 and 2024, and the subsequent period up to the date of hereof.

	Years Ended March 31			Period from April 1, 2026
Cash Flows Between Solowin and Subsidiaries	2026	2025	2024	Present
Solomon JFZ (Asia) Holdings Limited	$430,000	7,000	774,000	$-
Solomon Private Wealth Limited	1,307,000	544,000	-	$-
AlloyX HK	4,660,000	-	-	$-

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

Regulatory Permissions for Our Business Operations and Securities Offerings

For detailed information on the licenses, registrations and regulatory obligations of our subsidiaries, please see Item 4 “Information on the Company—B. Business Overview—Regulation.”

As of the date of this report, Solomon JFZ, our wholly owned Hong Kong subsidiary, holds a full stack of HKSFC licenses: Type 1 license (dealing in securities), Type 4 license (Advising on securities), Type 6 license (advising on corporate finance) and Type 9 license (Asset management).

Following the acquisition of AlloyX Group in September 2025, the Company has expanded its global regulatory footprint beyond Hong Kong, obtaining a suite of valid payment, money services and stablecoin-related registrations and licenses across Singapore, the United States, Canada and Bahrain through its overseas subsidiaries. These overseas qualifications cover core businesses including currency exchange, cross-border remittance and fund transmission, virtual asset services and regulated stablecoin issuance, fully supporting the Company’s global stablecoin payment, cross-border settlement and digital asset infrastructure operations. All overseas subsidiaries hold effective and in-force regulatory qualifications with no denial or revocation records, and strictly comply with local regulatory ongoing supervision, compliance reporting and risk control requirements.

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

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and the officers and directors.

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

Hong Kong

A majority of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

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

Under our Charter Documents, we are authorized to issue two classes of ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares. We are authorized to issue (i) 950,000,000 Class A Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value $0.0001 per share. Class A Ordinary Shares are entitled to one (1) vote per share on proposals requiring or requesting shareholder approval, unless prohibited by law. Class B Ordinary Shares are entitled to ten (10) votes per Class B Ordinary Share on any such matter.

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

Holders of Class B Ordinary Shares collectively hold approximately 66.0% of the voting power of our outstanding share capital as of the date of this report. Their interests may not be the same as or even conflict with the interests of holders of our Class A Ordinary Shares.

Summary of Risk Factors

There are a number of risks that you should consider and understand before making an investment decision regarding our securities. You should carefully consider all of the information set forth in this report and, in particular, the specific factors set forth in Item 3.D. “Risk Factors” below. These risks include, but are not limited to:

Risks Related to Our Business and Industry

●	Increase in expenses in recent financial periods have significantly reduced our profitability.

●	We operate in a heavily regulated industry, and are subject to extensive and evolving regulatory requirements in the jurisdictions in which we operate.

●	We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities across multiple jurisdictions, especially in the PRC or in relation to PRC residents.

●	Our strategic transformation into a digital asset and AI infrastructure business is recent, complex and subject to significant execution risk.

●	Our stablecoin issuance, treasury and payment businesses are subject to rapidly evolving and fragmented regulation in multiple jurisdictions, and any failure to obtain or maintain required licenses or approvals could require us to curtail or cease material portions of our business.

●	AXCOIN and any other stablecoins we issue may fail to maintain their intended value or redemption functionality, which could result in customer losses, accelerated redemptions, regulatory scrutiny and reputational harm.

●	Tokenized real-world assets issued, distributed or serviced through our platforms may be treated as securities, security-based swaps, collective investment products or other regulated instruments, which could subject us to significant regulatory, liability and operational risks.

●	The market for tokenized real-world assets remains nascent, and limited adoption, liquidity, interoperability or legal enforceability could materially limit the growth of our FERION platform.

●	Our AI infrastructure, AI model aggregation and AI agent governance businesses are subject to emerging regulation and significant technology, operational and reputational risks.

●	We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients as they evolve.

●	Our USDT holdings and staking activities on third-party custody providers and cryptocurrency trading platforms subject us to asset loss, liquidity and regulatory risks.

●	We derived a substantial portion of revenue from a small number of key clients.

●	Our business depends on third-party AI models, cloud infrastructure, specialized computing resources and technical personnel, and disruptions or cost increases could impair our ability to operate and scale our AI Tokens pillar.

●	Our platforms rely on smart contracts, public blockchains, cross-chain infrastructure, digital wallets and private-key management, which may be vulnerable to exploits, failures or disruptions beyond our control.

●	The integration of AlloyX and other acquired or newly formed businesses may be more difficult, costly or time-consuming than expected, and we may fail to realize the anticipated benefits of these transactions.

●	Our strategy depends in part on partnerships, pilots, memoranda of understanding and third-party distribution arrangements that may not result in binding agreements, commercial adoption or material revenue.

●	We face significant competition from established financial institutions, payment networks, stablecoin issuers, digital asset platforms, AI infrastructure providers and other technology companies, many of which have greater resources than we do.

●	Our increased focus on cross-border stablecoin payments and digital asset services heightens our exposure to anti-money laundering, sanctions, fraud, terrorist financing and capital flow compliance risks.

●	We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these services, it could adversely affect our business and harm our reputation.

●	Failure of third-party systems upon which we rely could adversely affect our business operations.

●	We may be subject to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions affecting us or our external service providers.

●	Our business depends on the continued efforts of our senior managements, Mr. Ling Ngai Lok, Mr. Haokang Zhu, Ms. Xue Yao, and Ms. Lili Liu. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

●	If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

For more detailed information, see Item 3.D. “Risk Factors—Risks Related to Our Business and Industry” beginning on page 10.

Risks Related to Doing Business in Jurisdictions We Operate

●	A substantial portion of our operations are in Hong Kong, and a majority of our clients are PRC residents. As such, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	PRC governmental control of currency conversion, cross-border remittance and offshore investment could have a direct impact on the trading volume on our platform, and the PRC government could further tighten restrictions on converting Renminbi to foreign currencies and/or deems our practices to be in violation of PRC laws and regulations. A majority of our clients are PRC residents subject to China’s strict foreign exchange regulations, which limit annual Renminbi-to-foreign-currency conversions to $50,000 for personal use and prohibit direct investment into certain financial products. Clients seeking to exceed this quota must undergo additional procedures. We do not accept Renminbi deposits or handle cross-border conversions, instead directing clients to third-party providers. However, this may still be viewed by regulators as assisting with currency conversion. If deemed non-compliant, we could face regulatory penalties, operational restrictions, or even suspension, particularly given the precedent set by recent CSRC actions. Any client violations could also trigger investigations involving us. Furthermore, if the PRC further tightens foreign exchange controls, our platform’s trading volume and our revenues could be significantly impacted, threatening our business operations and financial health.

●	We may face regulatory risks due to differences in virtual asset regulations between Hong Kong and mainland China, particularly given our mainland Chinese client base.

●	There are political risks associated with conducting business in Hong Kong.

●	Our Class A Ordinary Shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of the Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	The Hong Kong and China legal systems are evolving and embody uncertainties which could limit the legal protections available to us. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us.

●	We may become subject to a variety of PRC laws and other obligations regarding cyber security, data protection, overseas offerings and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless.

For more detailed information, see Item 3.D. “Risk Factors—Risks Related to Doing Business in Jurisdictions We Operate” beginning on page 31.

Risks Related to Ownership of Our Securities

●	If we fail to maintain compliance with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for trading our shares and make obtaining future debt or equity financing more difficult for us.

●	The market price of our Class A Ordinary Shares has been volatile, and this volatility may continue, potentially leading to a depressed value at the time you wish to sell your holdings.

●	Our dual class voting structure has the effect of concentrating the voting control in holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices.

●	We have experienced extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class A Ordinary Shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Solowin is incorporated under Cayman Islands law.

For more detailed information, see Item 3.D. “Risk Factors—Risks Related to Ownership of Our Securities” beginning on page 41.

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

Risks Related to Our Business and Industry

Increase in expenses in recent financial periods has significantly reduced our profitability.

We had a net loss of $13.29 million, $8.54 million, and $4.56 million in the fiscal years ended March 31, 2026, 2025, and 2024, respectively. Our expenses from operation increased to $40.14 million for the fiscal year ended March 31, 2026, from $10.95 million for the same period of 2025. The increase was mainly due to (i) increase in AI cloud service costs arising from the provision of AI infrastructure services by AlloyX HK; (ii) increase in information technology expenses due to more research and development activities incurred during the year; (iii) increase in employee benefit expenses as a result of higher headcount after the acquisition of AlloyX Limited and its subsidiaries; and (iv) share-based compensation under which 750,000 ordinary shares were issued to an employee as share rewards during the fiscal year ended March 31, 2026.

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

Our strategic transformation into a digital asset and AI infrastructure business is recent, complex and subject to significant execution risk.

During the fiscal year ended March 31, 2026, we substantially expanded and repositioned our business from a Hong Kong-focused securities brokerage, wealth management and virtual asset services platform into a global financial technology platform organized around two strategic pillars: Digital Asset Tokens and AI Tokens. This transformation includes regulated stablecoin issuance and payments, real-world asset tokenization, digital asset trading and custody-related services, AI infrastructure, AI model aggregation, AI agent governance and agentic payment orchestration. These businesses are at early stages of commercialization, involve markets that are rapidly evolving and not yet fully proven, and require substantial investments in technology, compliance, personnel, partnerships, product development and regulatory approvals. We may not be able to successfully scale these new business lines, convert pilot programs and strategic collaborations into binding commercial arrangements, achieve expected payment volumes or token issuance volumes, or generate sufficient recurring revenue to offset the significant costs associated with these businesses. If our dual-token strategy does not achieve commercial acceptance or if we fail to execute our growth plans, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our stablecoin issuance, treasury and payment businesses are subject to rapidly evolving and fragmented regulation in multiple jurisdictions, and any failure to obtain or maintain required licenses or approvals could require us to curtail or cease material portions of our business.

Our Digital Asset Tokens pillar includes stablecoin issuance, treasury management, fiat-to-stablecoin bridging, payment orchestration and card-linked payment use cases across multiple jurisdictions. These activities are subject to complex, overlapping and rapidly evolving regulatory frameworks. AX Coin Bahrain’s license from the Central Bank of Bahrain subjects it to the Stablecoin Issuance and Offering (SIO) Module of the CBB Rulebook, including requirements for full one-to-one backing of AXCOIN with highly liquid, low-risk reserve assets, ongoing reporting and audit obligations, and restrictions on the composition and custody of reserves. In Hong Kong, where our operations are headquartered, the Stablecoins Ordinance, which came into effect on August 1, 2025, requires licensing by the Hong Kong Monetary Authority for the issuance of fiat-referenced stablecoins in Hong Kong or of Hong Kong dollar-referenced stablecoins anywhere in the world, imposes minimum capital, reserve segregation and par-value redemption requirements, restricts distribution to permitted offerors, and provides for criminal penalties for unlicensed activity. In the United States, the GENIUS Act of 2025 established a federal framework for payment stablecoin issuers, restricts the ability of foreign issuers to offer stablecoins to U.S. persons absent registration or a determination that their home regime is comparable, and, together with proposed implementing rules issued by FinCEN and OFAC in April 2026, subjects permitted issuers to Bank Secrecy Act anti-money laundering and sanctions compliance program requirements. In the European Union, the Markets in Crypto-Assets Regulation (MiCA) requires issuers of e-money tokens to be authorized credit institutions or electronic money institutions and imposes additional obligations on significant tokens. Because AX ONE supports Visa prepaid card programs in over 200 countries and territories and operates across multiple public blockchains, our products may be accessed by users in jurisdictions where we hold no license, and we may inadvertently become subject to licensing, registration or prohibition regimes in such jurisdictions. We have incurred, and expect to continue to incur, significant costs in monitoring and complying with these frameworks. If regulators determine that we or our partners have engaged in unlicensed activity, failed to satisfy reserve, capital, redemption, disclosure, safeguarding or reporting requirements, or otherwise failed to comply with applicable law, we could be subject to investigations, enforcement actions, fines, license suspension or revocation, restrictions on product distribution, mandatory restructuring or cessation of operations, any of which could materially harm our business, reputation, financial condition and results of operations.

AXCOIN and any other stablecoins we issue may fail to maintain their intended value or redemption functionality, which could result in customer losses, accelerated redemptions, regulatory scrutiny and reputational harm.

The commercial viability of our stablecoin business depends on user confidence that AXCOIN and any other stablecoins we issue will maintain a stable value relative to their referenced fiat currencies and will be redeemable at par in a timely manner. Events beyond our control—including market volatility, the failure of other stablecoins or digital asset market participants, operational disruptions, adverse media coverage, unsubstantiated rumors, questions regarding the adequacy, liquidity, custody or quality of reserve assets, or regulatory action—could cause AXCOIN to trade below its par value on secondary markets, commonly referred to as “de-pegging.” Our reserves are held with third-party banks and custodians, exposing us to their credit, operational and concentration risks; the insolvency of, or regulatory action against, a reserve custodian could delay or prevent our access to reserve assets. A de-pegging event or perceived weakness in our reserves could trigger a large volume of redemption requests, including during periods of market stress when liquidating reserve assets may be difficult or costly, and any failure to honor redemptions in a timely manner, including within the timeframes mandated by applicable regulation, could result in regulatory sanctions, litigation and lasting reputational harm. Because we hold only 64% of AX Coin Limited, we are also exposed to risks arising from the interests of minority shareholders, which may not always be aligned with ours. Any such event could also adversely affect our other businesses, including our securities brokerage, asset management, virtual asset trading, RWA tokenization and AI-related businesses, because they are intended to operate as part of an integrated ecosystem.

Tokenized real-world assets issued, distributed or serviced through our platforms may be treated as securities, security-based swaps, collective investment products or other regulated instruments, which could subject us to significant regulatory, liability and operational risks.

Through our FERION platform and related ecosystem, we seek to facilitate the issuance, distribution, administration and lifecycle management of tokenized real-world assets, including tokenized interests referencing money market funds, securities or other financial assets. The legal and regulatory treatment of tokenized assets remains uncertain and varies across jurisdictions. A tokenized asset may be treated as a security, security-based swap, collective investment scheme, fund interest, derivative, structured product or other regulated instrument depending on its features, the nature of the underlying asset, the rights of token holders, how the product is offered and the jurisdictions in which it is distributed or accessed. Regulators may determine that we, our subsidiaries or our partners have offered or sold unregistered securities, operated an unlicensed exchange, alternative trading system, broker-dealer, investment adviser, transfer agent, custodian or other regulated intermediary, or failed to comply with investor eligibility, disclosure, suitability, custody, transfer restriction or resale requirements. Any such determination could expose us to enforcement actions, rescission claims, civil litigation, fines, penalties, injunctions, reputational harm and restrictions on our ability to continue or expand our RWA tokenization business.

The market for tokenized real-world assets remains nascent, and limited adoption, liquidity, interoperability or legal enforceability could materially limit the growth of our FERION platform.

The growth of our RWA tokenization business depends on broad institutional acceptance of tokenized assets, reliable custody and recordkeeping arrangements, enforceable legal rights in underlying assets, clear transfer and redemption mechanics, investor eligibility controls, valuation practices, secondary market liquidity and interoperability among blockchain networks, custodians, brokers, fund administrators and regulated trading venues. These conditions are still developing and may not mature as quickly as we expect, or at all. Tokenized assets may trade at discounts to the value of the underlying assets due to limited liquidity, uncertainty regarding redemption rights, lack of market makers, technology failures, regulatory restrictions or concerns regarding insolvency treatment. Issuers, asset managers and investors may determine that traditional fund, securities or payment infrastructure is more reliable, cost-effective or legally certain than tokenized alternatives. If the market for tokenized RWAs fails to develop, if our platform is unable to attract high-quality issuers and institutional investors, or if tokenized assets distributed through our ecosystem perform poorly or become subject to disputes, our revenue growth, reputation and strategic prospects could be materially and adversely affected.

Our AI infrastructure, AI model aggregation and AI agent governance businesses are subject to emerging regulation and significant technology, operational and reputational risks.

Our AI Tokens pillar includes enterprise-grade AI infrastructure, AI model aggregation, AI routing, AI agent identity, permissioning, behavior monitoring, auditability and agentic payment use cases. Laws, regulations and supervisory expectations governing AI, automated decision-making, model risk management, algorithmic transparency, explainability, data privacy, intellectual property, cybersecurity, consumer protection and use of AI in regulated financial services are evolving rapidly in the United States, Hong Kong, the European Union, mainland China and other jurisdictions. These rules may require us to modify our products, restrict the use of certain AI models or data sets, disclose or validate model functionality, implement additional governance controls, or limit the use of AI agents in payment, investment, compliance or financial decision-making contexts. AI systems may also produce inaccurate, biased, misleading, non-compliant or unpredictable outputs, and AI agents may act outside approved parameters if governance controls fail. If our AI products are perceived as unreliable, unsafe, opaque, discriminatory or non-compliant, or if they cause or contribute to customer losses, unauthorized transactions, regulatory violations or data incidents, we could face customer claims, regulatory scrutiny, reputational harm and material adverse effects on our business and results of operations.

If we were deemed to be an investment company under the Investment Company Act of 1940, we may be required to institute burdensome compliance requirements and our activities may be restricted, which could adversely affect the price of the Class A Ordinary Shares and our business.

An entity will generally be deemed an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We believe we are not an “investment company” and do not intend to become registered as an “investment company” within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities. As of March 31, 2026, Solowin’s operations consisted of two pillars: Digital Asset Tokens and AI Tokens, offerings span regulated stablecoin issuance and payments, asset tokenization, securities trading and asset management, and AI-powered enterprise services. The Digital Asset Tokens pillar provides regulated financial infrastructure for the issuance, trading, custody, payment, and tokenization of digital assets. The AI Tokens pillar provides enterprise-grade AI infrastructure — including AI model aggregation and AI agent governance — that we believe positions the Company at the intersection of two of the most significant secular trends in financial technology: the institutional adoption of regulated stablecoins and tokenized assets, and the enterprise adoption of AI and autonomous agents. The two pillars are connected by shared treasury, custody, payment, and compliance infrastructure, enabling what we refer to as an integrated “dual-token” ecosystem in which both digital asset tokens and AI tokens (units of AI model invocation and agent activity) can be issued, invoked, governed, and settled on a continuous, 24/7 basis. . In addition, as of March 31, 2026, neither Solowin nor its subsidiaries owned “investment securities” within the definition of Section 3(a)(1)(C) of the 1940 Act. Accordingly, they have not received any dividend or interest income on securities, nor will they recognize gains or losses from sales of securities, and there is no expectation that these circumstances will change in the foreseeable future. We intend to continue to conduct our operations so that we will not be deemed an investment company.

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

Following our strategic transformation during the fiscal year ended March 31, 2026, our revenue sources have diversified significantly. For the fiscal year ended March 31, 2026, AI infrastructure service fees contributed approximately $22.2 million, or approximately 79% of total revenue, while our Digital Asset Tokens pillar contributed approximately $5.6 million. We continue to derive a portion of our revenues from Solomon JFZ’s commissions based upon trading volume or the number of relevant transaction contracts executed by our clients. In our Digital Asset Tokens pillar, AX Coin targets institutional clients including banks, fintech companies, payment service providers, corporate treasury users, digital asset exchanges, over-the-counter trading firms, market makers and liquidity providers. Our ability to grow revenue depends on our success in retaining and expanding relationships with existing institutional customers and attracting new ones across all business lines. With respect to our legacy brokerage business, the growth in our total number of revenue-generating clients has stalled or declined over the past three fiscal years. As of March 31, 2026, 2025 and 2024, we had 1,245, 1,240, and 1,240 revenue-generating clients, respectively. Revenue-generating clients are active clients who have assets in their trading accounts and engage in trading activities.

To further grow our business and expand our operations, we rely on continuous efforts in retaining existing clients and attracting new ones across our Digital Asset Tokens and AI Tokens pillars, as well as our legacy securities brokerage and wealth management businesses.

Our ability to retain existing clients and attract new ones is dependent upon multiple factors, some of which are beyond our control. In our Digital Asset Tokens pillar, our success depends on institutional adoption of regulated stablecoins, the competitive positioning of AXCOIN relative to other stablecoin issuers, the development and execution of our strategic partnerships with entities such as BENEFIT, Bank of Bahrain and Kuwait, FOMO Pay, and Singapore Gulf Bank, and the commercial viability of our cross-border payment corridors. In our AI Tokens pillar, our success depends on enterprise adoption of our KOVAR platform and the conversion of our partnerships and proofs of concept into recurring revenue. In our legacy brokerage business, our clients may not continue to place trading orders or increase the level of their trading activities on Solomon JFZ’s platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices and provide a satisfactory experience across any of our business lines will cause our clients to lose confidence in us and reduce or terminate their use of our platforms. Even if we are able to provide high-quality and satisfactory services across our platforms in a timely manner and at favorable pricing terms, we cannot assure you that we will be able to retain existing clients or grow our client base as we expect, in part due to reasons beyond our control, such as the personal financial situation of our clients, the deterioration of capital markets generally, macroeconomic conditions affecting interest rates and stablecoin reserve income, or the pace of institutional adoption of digital assets and AI technologies. Our efforts to attract new clients and expand our brand influence may not be cost effective, which may in turn materially and adversely affect our business operations and prospects.

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

Our USDT holdings and staking activities on third-party custody providers and cryptocurrency trading platforms subject us to asset loss, liquidity and regulatory risks.

We maintain a portion of our liquid assets in the form of USDT, a stablecoin digital asset, which we custody with licensed and unlicensed third-party digital asset service providers, including cryptocurrency trading platforms and institutional digital asset custody institutions. We may from time to time deploy our USDT holdings into staking, yield generation, liquidity provision and other asset enhancement programs offered by such third-party platforms to generate incremental investment returns. Our holding and active deployment of USDT through external platforms subjects our assets to a variety of inherent, material risks arising from third-party reliance, asset custody mechanisms, staking structural restrictions, industry operational vulnerabilities, evolving regulatory requirements and financial reporting uncertainties, any of which may adversely affect our asset safety, liquidity position, operating results and financial condition.

Our USDT custody and staking arrangements rely on the operational stability, internal control systems, financial solvency and compliance capabilities of external third-party platforms. We do not independently control the underlying private keys, on-chain asset storage infrastructure or daily asset settlement procedures for our platform-held USDT, and our asset access and disposal rights are subject to the platform’s prescribed business rules, custody protocols and operational arrangements. Third-party digital asset platforms may encounter a wide range of adverse events, including but not limited to insolvency, bankruptcy, liquidation, operational suspension, system failure, internal management disorder, employee misconduct, fraudulent activities, large-scale cyberattacks, hacker theft, wallet security breaches and technical infrastructure breakdowns. Any such incidents may cause our USDT assets to be temporarily frozen, restricted from withdrawal, permanently lost or irrecoverable. In the event of bankruptcy, restructuring or judicial liquidation of a third-party platform, our custodied USDT may be deemed part of the platform’s general asset estate in relevant jurisdictions, and we may only rank as an ordinary unsecured creditor. Even if partial asset segregation mechanisms are adopted by the platform, such segregation may not be legally enforceable or fully effective under applicable local laws, which may result in lengthy asset recovery proceedings, substantial recovery costs and significant losses of our principal assets, and we cannot provide any assurance that we will be able to recover the full value of our USDT holdings.

Our participation in USDT staking and yield-generating activities further amplifies our asset-related risks and liquidity uncertainties. Staking programs offered by third-party platforms typically impose mandatory lock-up arrangements, fixed investment tenors and early redemption restriction mechanisms. During the lock-up period, our staked USDT will be subject to restricted transfer, withdrawal and disposal rights, and we cannot freely deploy such assets for daily operating expenditures, capital expenditures, business investment or emergency liquidity needs. Early termination or premature redemption of staking arrangements is usually subject to punitive fees, forfeiture of accrued investment yields or other economic losses, which may further erode the value of our assets. In addition, platform staking businesses may involve external deployment of underlying digital assets to third-party node operators, decentralized protocol pools and other external liquidity scenarios, exposing our USDT to additional risks including smart contract vulnerabilities, protocol operational failures, on-chain slashing penalties, third-party counterparty default and decentralized finance industry risks. All economic benefits and residual risks arising from staking activities are generally borne by us, and third-party platforms typically disclaim indemnification liabilities for asset losses caused by external deployment, technical failures and market fluctuations, which significantly increases our overall asset risk exposure.

The global regulatory landscape for digital assets, stablecoin circulation and virtual asset staking businesses remains highly uncertain and continuously evolving. Various jurisdictions may from time to time introduce new laws, administrative regulations, licensing requirements, industry rectification policies and transaction restriction rules targeting digital asset holding, custody, staking and yield generation behaviors. Future regulatory changes may prohibit or restrict our ability to hold USDT, conduct platform-based staking activities or generate digital asset investment income, force us to prematurely liquidate our USDT holdings or terminate ongoing staking arrangements at unfavorable market prices, and impose additional compliance costs, operational restrictions or legal liabilities on us. Unfavorable regulatory policies may even lead to the forced freezing, confiscation or write-down of our custodied and staked USDT assets, which will have a material adverse impact on our financial position and profitability.

Furthermore, our USDT holding and staking businesses are exposed to continuous cybersecurity and technological risks inherent in the digital asset industry. Digital asset trading and custody infrastructure faces persistent threats including network attacks, data tampering, system paralysis, private key leakage and malicious asset transfer. Any technological failure or security incident may result in unexpected asset losses. In terms of financial reporting and accounting treatment, our USDT holdings and staking assets are required to be measured at fair value in accordance with applicable accounting standards, with fair value changes and staking income or losses recognized in profit or loss on a periodic basis. Different asset states (including unrestricted custody and locked staking status) will lead to differentiated accounting classification results, and staking-related liquidity restrictions will cause qualifying staked USDT to be ineligible for classification as cash and cash equivalents. Fair value fluctuations of USDT, changes in staking income recognition and early redemption losses will continue to introduce volatility to our reported financial results, which may adversely affect market and investor perceptions of our financial stability and sustainable profitability.

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

We derived a substantial portion of our revenue from a small number of key clients. Approximately 74%, 81% and 92% of our total revenues were contributed by the top five customers for the years ended March 31, 2026, 2025 and 2024, respectively.

Our business has undergone a fundamental strategic transformation during fiscal year 2026, evolving from a Hong Kong-centric securities brokerage firm into a global, dual-pillar digital economy infrastructure platform. For the fiscal year ended March 31, 2026, we generated revenue of approximately $28.05 million, representing nearly tenfold year-over-year growth. Key operating metrics included: total trading volume of stablecoins and fiat currencies reaching approximately $1.04 billion (up approximately 395% year-over-year); assets under administration   growing to approximately $848.8 million (up approximately 347% year-over-year); AX ONE payments platform processing approximately $226 million in total payment volume; and FERION platform launching 10 RWA tokenization projects with total value tokenized of approximately $52 million. With respect to our legacy brokerage business, from fiscal year 2024 to fiscal year 2026, our client base increased from approximately 15,500 to 15,600. Our revenue growth is shifting from securities brokerage to a global dual-engine digital economy infrastructure platform centered on digital asset and AI token businesses.  Our future growth depends on our ability to sustain and expand the operating momentum achieved during fiscal year 2026 across our Digital Asset Tokens and AI Tokens pillars, which may not occur.

In the fiscal year ended March 31, 2026, our top five customers represented approximately 25%, 23%, 15%, 6% and 5% of the total revenue, respectively, which consisted five from AI infrastructure services. In the fiscal year ended March 31, 2025, our top five customers represented approximately 23%, 21%, 19%, 14% and 11%   of the total revenue, respectively, which consisted of two from investment advisory service, two from the corporate consultancy service and one from asset management service. In the fiscal year ended March 31, 2024, our top five customers represented approximately 41%, 26%, 19%, 12% and 6%   of the total revenue, respectively, which consisted of one from the securities brokerage service, three from the investment advisory service, and one from the asset management service.

There are inherent risks whenever a large percentage of revenues are concentrated in a limited number of clients or business lines. For the fiscal year ended March 31, 2026, AI infrastructure service fees contributed approximately 79% of our total revenue, and our top five customers represented approximately 25%, 23%, 15%, 6% and 5% of total revenue, respectively, all of which were from AI infrastructure services. This concentration creates significant risk if demand for AI infrastructure services declines, if key customers reduce their usage or terminate their relationships with us, or if we are unable to diversify our revenue base. It is not possible for us to predict the future level of demand for our services that will be generated by these key clients. In addition, revenues from our larger clients have historically fluctuated and may continue to fluctuate based on their usage of our AI infrastructure, trading volume on our platforms, and adoption of our stablecoin and payment services. If these key clients reduce their usage of our services or suspend or terminate their relationship with us, our business and results of operations would be materially and adversely affected.

Our business depends on third-party AI models, cloud infrastructure, specialized computing resources and technical personnel, and disruptions or cost increases could impair our ability to operate and scale our AI Tokens pillar.

Our KOVAR infrastructure and related AI offerings depend on access to third-party foundation models, model providers, cloud service providers, GPU and high-performance computing resources, software vendors, data providers and engineers with expertise in AI, blockchain, cybersecurity, quantitative finance and regulated financial technology. These resources may be expensive, capacity-constrained or subject to changing licensing terms, usage restrictions, export controls, data localization requirements, service outages or vendor discontinuation. Third-party model providers may increase prices, restrict commercial use, limit access to particular models, change model behavior, impose new data usage restrictions or terminate services with limited notice. Competition for specialized AI and blockchain technical talent is intense, and our ability to retain key personnel, including personnel obtained through acquisitions, is critical to maintaining and developing our products. If we cannot obtain computing capacity, model access or technical talent on commercially reasonable terms, or if key vendors or personnel are unavailable, our product development, service reliability, margins, customer relationships and growth prospects could be materially and adversely affected.

Our platforms rely on smart contracts, public blockchains, cross-chain infrastructure, digital wallets and private-key management, which may be vulnerable to exploits, failures or disruptions beyond our control.

Our stablecoin, payment, RWA tokenization and AI-to-value workflows rely or may rely on smart contracts, public blockchain networks, cross-chain protocols, digital wallets, custody solutions, key management systems and other digital asset infrastructure. Our AX ONE payments network, FERION issuance platform and the protocols under development by our AXION research lab (including RWA lending, index token aggregation and stablecoin FX swap protocols) rely on smart contracts deployed across multiple public blockchains, including Arbitrum, Polygon, Ethereum, Solana, Stellar and TON. Smart contracts may contain coding errors, design flaws or vulnerabilities that are difficult or impossible to correct after deployment and may be exploited to misappropriate assets or disrupt services. Public blockchain networks may experience congestion, outages, forks, governance disputes, validator failures, consensus attacks, changes in transaction fees or protocol changes that affect the security, settlement finality or functionality of our products. Cross-chain bridges and interoperability protocols have historically been frequent targets of exploits in the digital asset industry, resulting in substantial and frequently unrecoverable losses. We do not control the underlying blockchain networks, which may experience disruptions or protocol changes that alter the security assumptions on which our services rely. In addition, the private keys controlling our treasury assets, client assets and stablecoin reserve operations must be securely generated, stored and used; any compromise of private keys, wallet credentials, custody systems or administrative permissions maintained by us or by third-party service providers could result in irreversible loss or theft of customer assets, reserve assets or treasury assets, claims by clients, regulatory action and loss of confidence in our platforms. Any of these events could cause customer losses, claims against us, regulatory investigations and material harm to our business, financial condition and results of operations.

The integration of AlloyX and other acquired or newly formed businesses may be more difficult, costly or time-consuming than expected, and we may fail to realize the anticipated benefits of these transactions.

Our acquisition of AlloyX and the formation or acquisition of other subsidiaries materially expanded the scale, complexity and geographic scope of our operations. We must integrate new businesses, personnel, technology platforms, compliance systems, financial reporting processes, cybersecurity controls, vendor relationships, regulatory obligations and corporate cultures into our existing group. Integration may divert management attention from our legacy securities brokerage, wealth management and asset management businesses and may require greater expenditures than anticipated. We may discover liabilities, compliance deficiencies, cybersecurity vulnerabilities, internal control weaknesses, intellectual property issues, customer disputes or technology limitations that were not identified during due diligence. Acquired businesses may have limited operating histories and may not have been subject to the internal control, financial reporting, compliance and governance expectations applicable to a Nasdaq-listed foreign private issuer. If we are unable to integrate these businesses successfully, retain key employees and customers, maintain effective internal control over financial reporting, or realize expected synergies among our Digital Asset Tokens and AI Tokens pillars, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our strategy depends in part on partnerships, pilots, memoranda of understanding and third-party distribution arrangements that may not result in binding agreements, commercial adoption or material revenue.

Our updated business overview describes strategic collaborations, pilot participation, memoranda of understanding and other arrangements with payment providers, financial institutions, technology companies, infrastructure providers and ecosystem participants. Many of these arrangements may be exploratory, non-exclusive, non-binding or subject to further diligence, regulatory approvals, product development, technical integration, commercial negotiation and counterparty discretion. Even where agreements are binding, partners may fail to allocate sufficient resources, complete integrations, obtain necessary approvals, meet performance expectations or generate customer demand. Partners may also compete with us, terminate relationships, experience operational or compliance failures, or become subject to regulatory restrictions. Investors should not assume that announced partnerships, pilots or ecosystem relationships will result in completed product integrations, committed transaction volume, stablecoin issuance, recurring revenue or profitability. If we are unable to convert strategic relationships into scalable commercial activity, our growth prospects and market credibility could be materially harmed.

We face significant competition from established financial institutions, payment networks, stablecoin issuers, digital asset platforms, AI infrastructure providers and other technology companies, many of which have greater resources than we do.

The markets in which we operate are highly competitive and rapidly evolving. In stablecoin issuance and payments, we compete with established global stablecoin issuers, banks developing tokenized deposits, payment processors, remittance companies, card networks, foreign exchange providers, central bank digital currency initiatives and other regulated digital asset infrastructure providers. In RWA tokenization, we compete with tokenization platforms, asset managers, fund administrators, custodians, brokers, exchanges and financial institutions developing issuance, transfer, custody and lifecycle-management capabilities. In AI infrastructure and agent governance, we compete with cloud providers, enterprise AI vendors, model aggregation platforms, RegTech providers, blockchain analytics firms and large technology companies. Many competitors have greater brand recognition, liquidity, customer relationships, balance sheets, regulatory resources, engineering teams and distribution networks. Competitors may develop products that are more reliable, lower cost, more interoperable, more trusted or more widely adopted than ours, or may use existing customer relationships to capture market share. If we cannot compete effectively, our ability to attract clients, partners, transaction volume, assets under administration and recurring revenue may be materially limited.

Our increased focus on cross-border stablecoin payments and digital asset services heightens our exposure to anti-money laundering, sanctions, fraud, terrorist financing and capital flow compliance risks.

Stablecoins, virtual assets and blockchain-based transfers can enable rapid, cross-border movement of value, including through pseudonymous wallets and intermediaries in multiple jurisdictions. Our AX ONE payment infrastructure, stablecoin business, virtual asset activities, RWA tokenization services and related partner networks expose us to heightened risks of money laundering, terrorist financing, sanctions evasion, fraud, scams, market manipulation, wallet misuse, suspicious transaction activity and attempted circumvention of capital controls. These risks are particularly significant because our customer base and market strategy include institutional users, payment corridors and clients located in Asia, the GCC, Africa and other emerging markets, and because our legacy business has served a substantial number of PRC and other Asian clients. Even robust KYC, KYB, transaction monitoring, wallet screening, sanctions screening and blockchain analytics controls may fail to detect all illicit activity, particularly where counterparties provide inaccurate information, use complex ownership structures, transact through third-party wallets or exploit weaknesses in partner controls. Any actual or alleged compliance failure by us or our partners could result in regulatory investigations, fines, license restrictions, loss of banking or card network relationships, criminal liability, reputational harm and material adverse effects on our business and results of operations.

Our business may become subject to U.S. securities, commodities, banking, money transmission, sanctions and other regulatory regimes, even though we do not currently intend to serve U.S. retail customers or operate as a U.S.-licensed financial intermediary.

Although we are headquartered outside the United States and our operating subsidiaries are primarily regulated in non-U.S. jurisdictions, aspects of our business may implicate U.S. law if products are offered to, accessed by or used by U.S. persons, if tokenized assets reference U.S. securities or funds, if stablecoins are dollar-referenced or used in U.S.-linked transactions, if transactions clear through U.S. financial institutions, or if our activities otherwise have a U.S. jurisdictional nexus. U.S. regulators may characterize certain tokenized assets, digital asset products, stablecoin arrangements, custody services, payment services, investment strategies, AI-enabled advisory tools or platform activities as subject to registration, licensing, disclosure, conduct, anti-fraud, AML, sanctions, commodities or securities law requirements. We may be unable to prevent all U.S. persons from accessing our products through intermediaries, wallets, partners or secondary markets. If U.S. regulators determine that we have offered unregistered securities, acted as an unregistered broker-dealer, exchange, investment adviser, transfer agent, clearing agency, money transmitter, payment stablecoin issuer or other regulated entity, or violated U.S. sanctions or AML requirements, we could be subject to investigations, enforcement actions, penalties, injunctions, rescission claims, operational restrictions and significant reputational harm.

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

Failure of third-party systems upon which we rely could adversely affect our business operations.

Due to the rapid pace of technological changes across our Digital Asset Tokens and AI Tokens businesses, significant parts of our operations rely on technologies developed or licensed by third parties. Solomon JFZ conducts securities-related and online trading business through a trading platform licensed from third parties. AX COIN’s technology and compliance stack integrates institutional-grade third-party providers, including Fireblocks for mint-and-burn execution and multi-party computation wallet security, Sumsub for KYB/KYC/KYT onboarding and screening, and Elliptic for Travel Rule compliance and AML transaction monitoring. Our KOVAR platform aggregates major global large language models — including GPT, Claude, and Gemini model families — behind a unified access layer and depends on the continued availability of these third-party foundation models. Our reserves are held with third-party banks and custodians. Any interruption in the third parties’ services, deterioration in their performance or quality, changes to their pricing, licensing terms or availability, or insolvency of, or regulatory action against, any such third-party provider could adversely affect our business operations across all pillars. Moreover, we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all, which could materially impact our business and results of operations.

We may be subject to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions affecting us or our external service providers.

Our platforms across both operating pillars collect, store and process significant volumes of personal and other sensitive data. Solomon JFZ’s platform handles client information for securities brokerage and virtual asset trading. AX COIN’s stablecoin operations require processing of institutional customer data, beneficial ownership information, and transaction records subject to AML and sanctions compliance requirements. Our KOVAR platform processes enterprise customer data, AI model invocations, and agent activity logs. The private keys controlling our treasury assets, client assets and stablecoin reserve operations must be securely generated, stored and used. The massive data that we have processed and stored, combined with the digital asset holdings we custody or administer, makes us and external service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, including integrating institutional-grade security providers such as Fireblocks for multi-party computation wallet security, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platforms could cause confidential information to be stolen and used for criminal purposes, or result in the irreversible loss or theft of digital assets. As personally identifiable and other confidential information is increasingly subject to legislation and regulation in numerous jurisdictions, any inability to protect confidential information of our clients could result in additional cost and liability for us, damage our reputation, inhibit the use of our platforms and harm our business.

We also face indirect technology, cybersecurity and operational risks relating to the third parties with whom we work to facilitate or enable our business activities. Our AX ONE payments network, FERION issuance platform and the protocols under development by our AXION research lab rely on smart contracts deployed across multiple public blockchains, including Arbitrum, Polygon, Ethereum, Solana, Stellar and TON. Smart contracts may contain design flaws, coding errors or vulnerabilities that can be exploited, and once deployed are difficult or impossible to amend; exploits of smart contracts and of cross-chain bridges have historically resulted in substantial, and frequently unrecoverable, losses across the digital asset industry. We do not control the underlying blockchain networks, which may experience congestion, outages, forks, consensus attacks or protocol changes that disrupt our services or alter the security assumptions on which they rely. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on our counterparties. Any cyber-attack, computer virus, physical or electronic break-ins or similar disruptions of such third-party service providers could, among other things, adversely affect our ability to serve our users, and could result in the misappropriation of funds or digital assets of our clients. If that were to occur, both we and third-party service providers could be held liable to clients who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could also expose us to risk relating to misappropriation of funds or digital assets of our clients, including stablecoins, virtual assets, and tokenized securities held or administered through our platforms. Any compromise of key management systems, whether maintained by us or by third-party custodians, could result in the irreversible loss or theft of assets, claims by clients, regulatory action and loss of confidence in our platforms. Such events may subject us to liabilities, reduce the attractiveness of our platforms and cause reputational harm that could materially and adversely impact our results of operations and financial condition.

We invest significantly in research and development, and to the extent our research and development investments are not directed efficiently or do not result in material enhancements to our technology competencies, our business and results of operations would be harmed.

Following our acquisition of AlloyX Group and our strategic transformation during the fiscal year ended March 31, 2026, our research and development focus has shifted away from our legacy Solomon VA+ trading platform, which we consider fully mature and stable and for which we made no incremental research and development investment during the fiscal year ended March 31, 2026, toward the development and enhancement of our digital asset infrastructure platforms, namely FERION, our real-world-asset tokenization platform, and AX ONE, our digital currency treasury and payment orchestration platform, as well as our KOVAR AI infrastructure platform, including its Know-your-Agent governance layer and KovaRouter intelligent routing algorithms. Our research and development team currently consists of five internal R&D product officers, supplemented by outsourced technical development resources, focusing on the technical development, functional optimization and ongoing maintenance of the Company’s core technology platforms.

If we do not spend our research and development budget efficiently or effectively on compelling enhancements, innovations, and technologies across FERION, AX ONE, and KOVAR, our business may be harmed, and we may not realize the expected benefits of our strategy at all or on the timeline we expect. As a result of the nature of research and development cycles, there will be delays between the time we incur expenses associated with research and development activities and the time we are able to offer compelling enhancements and generate revenue, if any, from those activities, and anticipated customer or institutional demand for a platform or application enhancement we are developing could decrease after the development cycle has commenced.

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

Our business depends on the continued efforts of our senior managements, Mr. Ling Ngai Lok, Mr. Haokang Zhu, Ms. Xue Yao, and Ms. Lili Liu. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

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

A substantial portion of the revenue of our stablecoin business is derived from interest income on reserve assets, which is highly sensitive to changes in interest rates, and declines in prevailing interest rates have had, and may in the future have, a material adverse effect on our results of operations.

Following our acquisition of AlloyX Group in September 2025 and the receipt by AX Coin, our 64%-owned subsidiary, of a stablecoin issuance license from the Central Bank of Bahrain in June 2026, we derive, and expect to continue to derive, a significant portion of the revenue of our Digital Asset Tokens pillar from interest earned on the low-risk reserve assets backing AXCOIN and on treasury balances managed through our AX ONE payments network. This reserve income is highly sensitive to macroeconomic conditions and the monetary policies of central banks, none of which are within our control. A decline in prevailing interest rates would reduce the yield generated on our reserve assets without a corresponding reduction in our operating costs, and comparable stablecoin issuers have disclosed that a decrease of as little as one percentage point in interest rates could reduce reserve income by amounts that are material to their total revenue. Conversely, rising interest rates may reduce the market value of fixed-income instruments held in our reserves, and if we were required to liquidate such instruments before maturity to satisfy redemption requests, we could realize losses that impair the one-to-one backing of AXCOIN. During the fiscal year ended March 31, 2026, our stablecoin and payments businesses were in an early stage of development, and our historical results may not be indicative of the sensitivity of our future results to interest rate movements as AXCOIN circulation grows. There can be no assurance that we will be able to diversify our revenue away from reserve interest income, and any sustained low-interest-rate environment could materially and adversely affect our business, financial condition and results of operations.

Tokenized real-world assets issued through our FERION platform may be characterized as securities or other regulated instruments in relevant jurisdictions, and evolving securities law treatment of tokenized assets, as well as limited secondary market liquidity, could adversely affect this business.

Through FERION, we issued approximately US$52 million of tokenized real-world assets, including interests referencing money market funds and securities, during the fiscal year ended March 31, 2026. The application of securities laws to tokenized assets remains unsettled and varies by jurisdiction. The staff of the U.S. Securities and Exchange Commission stated in January 2026 that tokenization does not alter the application of the U.S. federal securities laws to an instrument that is a security, and that tokenized security entitlements and synthetic tokenized instruments may themselves constitute securities or security-based swaps subject to registration, disclosure and intermediation requirements. Similarly, tokenized products offered through our platforms may constitute regulated investment products under the Hong Kong Securities and Futures Ordinance, in which case they may be offered only through appropriately licensed intermediaries, such as Solomon JFZ under its SFC Type 1, 4, 6 and 9 licenses, and subject to applicable offering restrictions. If regulators determine that we have offered or distributed unregistered securities, operated an unlicensed trading venue, or provided unlicensed custody or advisory services in connection with tokenized RWAs, we could be subject to enforcement proceedings, rescission liability, fines or restrictions on our activities. In addition, secondary markets for tokenized RWAs remain nascent and illiquid, and the value of a token may deviate from the value of the underlying asset due to technical, legal or market factors, including uncertainty as to the enforceability of token holders’ claims to the underlying assets in insolvency. There can be no assurance that institutional or investor adoption of tokenized RWAs will develop as we anticipate, and weak adoption would limit the growth of our FERION platform and of the RWA-linked products managed by AgentX.

Our AgentX asset management business depends on the performance of proprietary AI and quantitative models and on volatile performance-based fees, and our models may underperform, fail or behave unpredictably.

AgentX’s revenue consists principally of licensing fees, management fees and performance fees generated by AI-driven strategies, including a high-frequency quantitative fund, a market-neutral quantitative fund, a discretionary crypto fund, RWA-linked products and a tokenized money market fund. Performance fees are inherently volatile and are earned only when the relevant products exceed applicable benchmarks or high-water marks; periods of underperformance may result in significantly reduced revenue while our cost base remains largely fixed. Our AI and quantitative models are subject to model risk, including errors in design or implementation, overfitting to historical data, reliance on incomplete, inaccurate or biased training data, and degradation of predictive power when market conditions diverge from historical patterns — a particular concern in digital asset markets, which have limited history, episodic liquidity and are susceptible to extreme volatility and market manipulation. High-frequency and automated execution strategies are also exposed to technology failures, latency issues and erroneous orders that could generate substantial losses in short periods. Any material underperformance, model failure or trading error could result in client redemptions, reputational harm, regulatory scrutiny and claims against us, and could materially and adversely affect our results of operations.

Our AI-related businesses are subject to emerging and uncertain regulation of artificial intelligence in financial services, and depend on access to specialized computing resources, third-party AI models and scarce technical talent.

Regulators and legislators in the United States, the European Union, Hong Kong, mainland China and elsewhere are actively developing regulatory frameworks governing the use of artificial intelligence, including in relation to algorithmic transparency and explainability, automated decision-making, data privacy and cross-border data transfer, consumer protection and the use of AI models in regulated financial activities. Such frameworks, including the EU Artificial Intelligence Act and evolving supervisory expectations of securities and banking regulators, may require us to modify, disclose, independently validate or restrict the use of the AI systems embedded in AgentX, FERION’s AI-powered compliance and lifecycle management functions, and our KOVAR infrastructure (including Kovar Cloud, Kovar Agent and KovaRouter), which could increase our compliance costs and delay or limit product deployment. Our KOVAR business also depends on the continued availability, at commercially reasonable prices, of high-performance GPUs and other computing hardware, which have experienced global supply constraints and export control restrictions, and on third-party foundation models aggregated and routed through KovaRouter, whose providers may change pricing, licensing terms or availability without notice. In addition, competition for engineers and researchers with combined expertise in AI, blockchain and quantitative finance is intense, and the loss of key technical personnel, including personnel who joined us through the AlloyX acquisition, could impair our ability to maintain and develop these businesses.

The combination of our global stablecoin payments infrastructure with our predominantly PRC and Asian high-net-worth client base heightens our exposure to anti-money laundering, counter-terrorist financing, sanctions and cross-border capital flow compliance risks.

Our AX ONE network enables rapid, cross-border transfers of value through fiat-to-stablecoin bridges, multi-chain settlement and Visa prepaid cards usable in over 200 countries and territories, while our Solomon JFZ and Solomon Wealth businesses serve clients located primarily in the PRC and other parts of Asia. The pseudonymous and borderless characteristics of blockchain-based transfers make them attractive to illicit actors, and we are subject to overlapping AML, counter-terrorist financing and sanctions regimes administered by, among others, the Hong Kong regulators, the Central Bank of Bahrain, FinCEN and OFAC in the United States (including under the GENIUS Act framework), and card network rules. Compliance failures by us, by our banking and card program partners, or by permitted offerors and distributors of our products could result in substantial fines, loss of correspondent banking or card network relationships, license revocations or criminal liability. In addition, the use of our products by PRC-based clients may implicate PRC laws and regulations relating to virtual assets and cross-border capital flows, which remain restrictive, and any determination that our products facilitate circumvention of such rules could adversely affect our relationships with clients, counterparties and regulators.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audit of our consolidated financial statements for the year ended March 31, 2026, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Specifically, management, in consultation with our auditors, identified the following material weakness: we lack sufficient accounting and financial reporting personnel with requisite knowledge and comprehensive accounting and reporting policies and procedures relating to the application and compliance with SEC rules and regulations. This material weakness increases the risk of material misstatement in our consolidated financial statements and may result in non-compliance with SEC reporting requirements. Furthermore, absent remediation, we may face ongoing challenges in preparing accurate, complete, and reliable consolidated financial statements.

We are committed to remediating this material weakness and have begun implementing measures designed to improve our internal control over financial reporting. These measures include:

●	(i) hiring additional accounting and financial reporting personnel with SEC reporting experience;

●	(ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations; and

●	(iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class A Ordinary Shares and we could be subject to sanctions or investigations by SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

We may fail to realize the anticipated benefits of our acquisition of AlloyX Group, and the integration of AlloyX has placed, and will continue to place, significant demands on our management, systems and compliance infrastructure.

Our acquisition of AlloyX Group in September 2025 substantially expanded the scope and complexity of our operations, adding stablecoin issuance, global payments, RWA tokenization, AI-driven asset management and Web3 infrastructure businesses to a group historically focused on Hong Kong securities brokerage and wealth management. The integration of AlloyX requires the harmonization of governance, risk management, financial reporting and compliance systems across new business lines and jurisdictions, the retention of key technical and management personnel, and significant management attention that may be diverted from our existing businesses. We may discover liabilities, compliance deficiencies or technology weaknesses of the acquired businesses that were not identified in due diligence. Because our acquisition of AlloyX Group was accounted for as a transaction between entities under common control, the assets and liabilities of AlloyX Group were recorded in our consolidated financial statements at their historical carrying values rather than at fair value, and no goodwill or other fair-value-based intangible assets were recognized in connection with the acquisition. As a result, our consolidated financial statements do not reflect any step-up in the value of AlloyX Group's assets, and any future underperformance of the acquired businesses could instead result in impairment of the historical-cost carrying values of long-lived and intangible assets we assumed, write-offs of assets that prove unrecoverable, or a determination that we overpaid for AlloyX Group in economic terms even though no purchase-accounting goodwill exists to be impaired. Investors should not assume that the absence of acquisition goodwill on our balance sheet indicates that the AlloyX Group acquisition was made at a discount to fair value or that our historical financial statements are indicative of the fair value of AlloyX Group's business.

The acquired businesses have limited operating histories and were not previously subject to the internal control over financial reporting requirements applicable to us as a Nasdaq-listed foreign private issuer, and extending our Sarbanes-Oxley compliance framework to them may reveal material weaknesses. If we are unable to integrate AlloyX successfully or to realize the anticipated synergies between our Digital Asset Tokens and AI Tokens pillars and our existing licensed businesses, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our acquisition of AlloyX Group was a related-party transaction accounted for as a combination under common control, and we may have paid more consideration than we would have paid in an arm's-length transaction.

Our acquisition of AlloyX Limited and its subsidiaries in September 2025 was structured as a share-for-share transaction in which we issued 106,779,926 Class A Ordinary Shares and 23,331,599 Class B Ordinary Shares to the sellers, which included entities controlled by Mr. Ling Ngai Lok, our Chairman and Chief Executive Officer, as well as certain independent third parties. Because the transaction involved entities under common control, it has been accounted for under U.S. GAAP at the historical cost of AlloyX Group's assets and liabilities rather than at fair value, and our consolidated financial statements for prior periods have been retroactively recast as if the current group structure had existed throughout the periods presented.

This common-control structure means that, notwithstanding the safeguards described below, the transaction was between parties with pre-existing common ownership or control relationships rather than unrelated third parties negotiating at arm's length. Mr. Lok, by virtue of his roles as our Chairman/Chief Executive Officer, had interests in the transaction that differed from, or conflicted with, the interests of our other shareholders, including with respect to the number of shares issued as consideration and the resulting dilution to existing shareholders. To address these conflicts, the transaction and the number of shares issued as consideration were approved by our Audit Committee, and we obtained an independent third-party valuation report in connection with the acquisition. However, we cannot assure you that the procedures we followed, or the valuation methodologies and assumptions used in that report, fully eliminated the risks inherent in a related-party transaction, and you may disagree with the valuation conclusions reached.

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

Risks Related to Doing Business in Jurisdictions We Operate

A substantial portion of our operations are in Hong Kong, and a majority of our clients are PRC residents. As such, the legal and operational risks associated with operations in China may also apply to our operations in Hong Kong. The Chinese government may exercise significant oversight and control over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of the Class A Ordinary Shares to significantly decline or be worthless. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

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

U.S. public companies that have a substantial portion of their operations in China and Hong Kong have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

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

Our current registered public accounting firm, AOGB CPA Limited is a Hong Kong-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no current intention of engaging any auditor not subject to regular inspection by the PCAOB. Furthermore, the PCAOB is able to inspect the audit workpapers of our HK Subsidiaries, as such workpapers are electronic files possessed by our auditor.

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

Our Class A Ordinary Shares are traded and listed on the Nasdaq Capital Market under the symbol of “AXG.” Our shares may be delisted, if we fail to maintain compliance with certain continued listing requirements of Nasdaq.

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

The US stock market has experienced instances of extreme price increases followed by rapid declines, especially among small-cap stocks, with share price fluctuations that appeared unrelated to the issuers’ performance after their initial public offerings. This trend has been particularly noticeable among companies with relatively smaller public floats. We have had a small public float due to the limited size of our initial public offering in September 2023 and the concentration of ownership in our principal shareholders. As a small-cap company with a limited public float, the market price of our Class A Ordinary Shares has been volatile, and such volatility may persist.

From September 7, 2023, through July 15, 2026, the closing price of our Class A Ordinary Shares on the Nasdaq Capital Market has ranged from a high of $47.00 to a low of $1.16. While the specific causes of this volatility remain unclear, our small public float could magnify the impact of actions by a few shareholders, causing the share price to deviate—potentially significantly—from a price that better reflects the underlying performance of our business. This extreme volatility may confuse public investors about the true value of our shares, distort market perceptions of our financial performance and public image, and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating results. If the Class A Ordinary Shares experience price fluctuations that seem unrelated to our business performance, investors may find it difficult to assess the true value of our shares, and our ability to access capital markets could be materially adversely affected. Furthermore, if trading volumes of our Class A Ordinary Shares are low, holders may find it difficult to liquidate their investment or may be forced to sell at depressed prices due to low trading volume. As a result, investors may experience losses on their investment in the Class A Ordinary Shares.

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

We have adopted a dual class voting structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Class B Ordinary Shares are entitled to ten (10) votes per share on proposals requiring or requesting shareholder approval and Class A Ordinary Shares are entitled to one (1) vote per share on any such matters. As of the date hereof, there are 31,371,599 Class B Ordinary Shares outstanding which are entitled to ten (10) votes per share and 161,732,228 Class A Ordinary Shares outstanding which are entitled to one (1) vote per share.

As a result, holders of Class B Ordinary Shares collectively control approximately 66.0% of the voting power of the outstanding Ordinary Shares of the Company.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	Section 14 of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	Section 16 of the Exchange Act requiring 10% shareholders to file public reports of their stock ownership and trading activities and liability for insiders (officers, directors and 10% shareholders) who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We would lose our foreign private issuer status if, for example, more than 50% of our voting securities are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

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

Solowin’s Charter Documents do not provide its shareholders with any right to requisition a general meeting or to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Certain judgments obtained against us by Solowin’s shareholders may not be enforceable.

Solowin is a Cayman Islands company and substantially all of our assets are located outside of the United States. A substantial portion of our current operations are conducted in Hong Kong by Solomon JFZ, Solomon Wealth, AlloyX HK, and AX Coin HK.

In addition, a majority of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Solowin is incorporated under Cayman Islands law.

Solowin is an exempted company incorporated under the laws of the Cayman Islands. Its corporate affairs are governed by its Charter Documents, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of the shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like Solowin have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Solowin’s Charter Documents have provisions that provide our shareholders with the right to inspect the register of members without charge, and to receive the annual audited financial statements of the Company. Subject to the foregoing, our directors have discretion under the Charter Documents, as amended, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Solowin’s Charter Documents contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit Solowin’s shareholders’ opportunity to sell their shares at a premium.

Solowin’s Charter Documents contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving Solowin’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, Solowin’s board of directors has the authority, without further action by its shareholders, to issue one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Companies Act (As Revised) of the Cayman Islands. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If Solowin’s board of directors decides to issue preferred shares, the price of the Class A Ordinary Shares may fall and the voting and other rights of the holders of the Class A Ordinary Shares may be materially and adversely affected. In addition, Solowin’s Charter Documents contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

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

Our headquarters are located in Hong Kong, where a majority of our directors and management and a majority of our employees currently reside. In addition, some of our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors adversely affecting Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

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

On March 5, 2024, Solowin entered into a membership interest purchase agreement with Cambria Capital and Cambria Asset Management, Inc. (the “Purchase Agreement”), pursuant to which Solowin agreed to purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000 by December 31, 2024. In January 2025, following the non-completion of the second closing to acquire the remaining 75.1% by December 31, 2024, Solowin notified Cambria Capital of the termination in accordance with the terms of the Purchase Agreement. On April 4, 2025, the Company entered into an interests buyback and release agreement with Cambria Asset Management, Inc. and Cambria Capital, pursuant to which the Company agreed to sell the 24.9% equity in Cambria Capital back to Cambria Asset Management, Inc. for $100,000, which amount had been fully received by the Company. Solowin ceased to have significant influence over Cambria Capital in February 2025, and had derecognized the investment as of March 31, 2025.

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

On June 16, 2025, Solowin entered into a sale and purchase agreement with two individuals, pursuant to which Solowin purchased from them, a 48% stake in Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong (“Tiger Coin”), for a total purchase price of $7,500,000. Such purchase price was satisfied by the issuance of an aggregate of 7,500,000 Class A Ordinary Shares of Solowin to them, with each person receiving 3,750,000 Class A Ordinary Shares. The transaction was completed in June 2025.

On August 11, 2025, the Company entered into a sale and purchase agreement to acquire 100% of AlloyX Limited, a Cayman Islands company developing next-generation stablecoin infrastructure centered on tokenized money-market funds and cross-border payments. Consideration to the sellers comprised 106,779,926 Class A Ordinary Shares and 23,331,599 Class B Ordinary Shares. Upon the closing of the Acquisition on September 3, 2025, AlloyX became a wholly owned subsidiary of the Company. AlloyX has four subsidiaries, including (i) Master Venus Limited, a company incorporated under the laws of Samoa, (ii) AlloyX HK, a company incorporated under the laws of Hong Kong, (iii) AlloyX Group Pte Limited, a company incorporated under the laws of Singapore, and (iv) Bravo Valor Partners Limited, a company incorporated under the laws of the State of Washington, the United States of America.

On August 15, 2025, the Company entered into a sale and purchase agreement, with one individual, pursuant to which the Company purchased from the shareholder 190,000 ordinary shares, representing 19% of the issued and paid-up share capital, in GPL Remittance Pte. Ltd., an exempt private company limited by shares incorporated in Singapore (“GPL”), for consideration of SGD161,500 in cash. This acquisition was closed in 2025.

On April 25, 2025, the Company formed a new wholly-owned subsidiary, AX Coin Limited, under the laws of Hong Kong, and subsequently renamed it as AX Coin HK Limited on September 12, 2025. On August 25, 2025, the Company, together with the Company’s Chairman and Chief Executive Officer, Mr. Ling Ngai Lok, and the Company’s director, Mr. Haokang Zhu, formed a new subsidiary, AX Coin Limited under laws of the Cayman Islands, in which the Company holds 32,000 shares out of 50,000 outstanding shares, accounting for 64% of the entity.

On October 23, 2025, the Company transferred AX Coin HK Limited to AX Coin Limited, and as a result, AX Coin HK Limited became a wholly owned subsidiary of AX Coin Limited. AX Coin Limited’s major business is enterprise-grade stablecoin issuance and provision of an infrastructure platform tailored for B2B scenarios including payments, treasury management and tokenized asset settlement.

On November 18, 2025, the Company formed a new wholly-owned subsidiary AXG International Management W.L.L. under AX Coin HK Limited.

On December 30, 2025, AlloyX HK entered into a sale and purchase agreement, with one company, pursuant to which AlloyX HK purchased from the shareholder 10,000 ordinary shares, representing 100% of the issued and paid-up share capital, in Gello Finance Limited., an exempt private company limited by shares incorporated in Canada, for consideration of HKD366,000 in cash. This acquisition was closed in the first half of 2026.

On January 2, 2026, as part of our strategic development of Web3 investment business, Solowin formed a new wholly-owned subsidiary, AXG Investment Ltd., under the laws of the Cayman Islands. As of the date of this report, AXG Investment Ltd. has not commenced operations.

On February 8, 2026, AX Coin HK Limited together with Firewood Group Limited, further set up AX Coin Bahrain B.S.C. (c), in which AX Coin HK and Firewood hold 95% and 5% of the entity, respectively. AX Coin’s principal business is the issuance of enterprise-grade stablecoins and the operation of a B2B infrastructure platform for payments, treasury management and tokenized asset settlement, marketed under the AX COIN brand. AX Coin Bahrain has been approved and licensed by the Central Bank of Bahrain to carry out stablecoin issuer activities. AX COIN currently focuses on obtaining licenses and establishing networks across the globe for its stablecoin business.

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

B. Business Overview

General

The Company is a leading global regulated financial technology company that bridges traditional finance with the digital asset and artificial intelligence (“AI”) economies. Tracing its operating history to 2016 through its Hong Kong subsidiary Solomon JFZ, the Company combines blockchain and artificial intelligence technologies to operate a fully compliant, dual-token digital economy platform. Guided by our mission, “Mobilizing Tokens 24/7,” we focus on tokenization and operate two core business pillars: Digital Asset Tokens and AI Tokens. Our offerings, delivered principally through our subsidiaries — including Solomon JFZ, Solomon Wealth, AlloyX Group, and AX Coin Bahrain — span regulated stablecoin issuance and payments, asset tokenization, securities trading and asset management, and AI-powered enterprise services.

The fiscal year ended March 31, 2026 represented a period of fundamental strategic transformation for the Company. following the combination with AlloyX Group and the change of our Nasdaq ticker symbol to “AXG,” we executed a deliberate strategic shift to prioritize digital asset and AI infrastructure businesses, while continuing to operate and grow our regulated Hong Kong securities and virtual asset franchise. This evolution transformed the Company from a Hong Kong–centric securities and virtual asset services firm into a global, dual-pillar digital economy infrastructure platform encompassing regulated stablecoin issuance, digital currency treasury and payment infrastructure, real-world asset (“RWA”) tokenization, full-licensed brokerage and asset management, and enterprise-grade AI services. The transformation was validated by significant operating momentum: for the fiscal year ended March 31, 2026, we generated audited revenue of $28.05 million, representing nearly tenfold year-over-year growth from $2.82 million in the prior year, and, in June 2026, our subsidiary AX Coin Bahrain became the first stablecoin issuer to be granted a full license under the Central Bank of Bahrain’s (the “CBB”) stablecoin regulatory framework.

Industry and Our Market Opportunities — Convergence of Traditional Finance and Digital Assets

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

The global financial landscape is undergoing a profound and structural transformation, driven by the accelerating convergence of traditional finance (TradFi), decentralized finance (DeFi), and artificial intelligence (AI). Since 2025, the digital asset market has decisively moved into a more institutional phase. The principal change is not merely that blockchain-based products have matured, but that regulators, financial institutions, and market participants are now focused directly on how digital asset activity can be conducted within regulated financial infrastructure.

This shift is visible in the enactment of the GENIUS Act in the U.S., the President’s Working Group report on digital asset markets, the SEC’s Project Crypto initiative, and proactive frameworks in jurisdictions like Hong Kong and Bahrain. These policies encourage responsible growth in digital assets, lawful dollar-backed stablecoins, tokenization, custody, and payments. The opportunity is increasingly centered on regulated infrastructure rather than speculative token issuance alone: encompassing fiat access, compliance screening, qualified custody, transfer restrictions, settlement, asset servicing, and operational resilience.

We believe that our principal markets sit at the convergence of digital assets and AI.

In the Digital Asset Tokens pillar, we address the global cross-border payments market — projected by third-party sources to exceed $250 trillion in annual volume by 2027 — as well as global stablecoin settlement volume forecast at over $33 trillion for 2026, and the more than $5 trillion Islamic finance market, in which stablecoin penetration remains effectively nascent. Our stablecoin adoption strategy focuses on institutional corridors linking the GCC with Asia and Africa (GCC↔GCC and GCC↔Asia target corridors), supported by our regulated foundation in Bahrain and our licensed distribution and on/off-ramp capabilities in Hong Kong, Singapore, Canada, and other jurisdictions, with additional licenses applications in process in Europe and other strategic markets. In RWA tokenization, third-party research projects that tokenized assets could represent up to 10% of global GDP, or approximately $16 trillion, by 2030.

In the AI Tokens pillar, we address enterprise AI adoption — with generative AI projected to add $2.6 trillion to $4.4 trillion annually to the global economy — and the emerging blockchain-AI convergence market, with particular focus on financial institutions, digital asset businesses, and Web3 participants requiring governed, compliant AI infrastructure.

The Company’s dual-pillar strategy, focusing on Digital Asset Tokens and AI Tokens, positions us at the forefront of this convergence. Through our AlloyX Group and its vertically integrated platforms—AX ONE, FERION, AgentX, KOVAR, and AXION—alongside our licensed subsidiaries Solomon JFZ, Solomon Wealth, and AX Coin Bahrain, we are building a fully compliant dual-token digital economy super platform bridging traditional and decentralized finance.

Evolution of Stablecoin Payment Solutions

Stablecoins have emerged as a foundational layer for the digital economy. Public policy materials and issuer filings indicate that stablecoins are no longer viewed only as tools for digital asset trading. They are increasingly discussed as payment and settlement instruments that support cross-border payments, merchant settlement, marketplace payouts, business-to-business payments, payroll, treasury operations, and capital markets settlement. The global stablecoin market capitalization surpassed $321 billion in April 2026, marking a new all-time high.

The commercial opportunity has shifted from simple token issuance toward payments infrastructure and enterprise distribution. In 2025, total stablecoin transaction volumes soared by 72% to a record $33.0 trillion. This milestone is particularly significant as it surpasses the combined payment volumes handled by traditional payment networks such as Visa and Mastercard, underscoring the structural shift towards blockchain-based settlement networks.

The regulatory environment for stablecoins has advanced concurrently. In the United States, the enactment of the GENIUS Act in July 2025 established a comprehensive federal framework for payment stablecoins, generally prohibiting permitted issuers from paying yield, thereby reinforcing payment stablecoins as settlement instruments. The Hong Kong Monetary Authority (HKMA) enacted its Stablecoins Ordinance, which became effective in August 2025, mandating high-quality reserves and stringent licensing requirements. Similarly, the Central Bank of Bahrain (CBB) proactively issued the Stablecoin Issuance and Offering (SIO) Module.

Stablecoin Issuance Market and Cross-Border Opportunities

The total addressable market for stablecoin issuance and cross-border settlement is massive and remains largely untapped by regulated digital assets. According to industry research published by Finastra in 2025, global cross-border payments volume is projected to exceed $250 trillion annually by 2027. Within this ecosystem, stablecoin settlement volume is forecast to reach $33 trillion in 2026. Furthermore, the global Islamic finance market represents a significant blue-ocean opportunity. According to the ICD-LSEG Islamic Finance Development Report 2025, global Islamic finance assets are projected to reach $9.7 trillion by 2029. However, stablecoin adoption within Islamic finance remains at a nascent stage, with no widely adopted Shariah-compliant stablecoin to date.

This expanding market presents substantial opportunities for our enterprise-grade stablecoin issuance platform, AX Coin Bahrain. Licensed by the Central Bank of Bahrain (CBB) under the SIO Module, AX Coin Bahrain operates a unique dual-currency model: AXUSD, a revenue-sharing regulated USD stablecoin, and AXBHD, the world’s first Shariah-compliant regulated stablecoin. By leveraging Bahrain’s national payment network, BENEFIT—which recorded 494 million transactions valued at approximately $100 billion in 2025 (according to The BENEFIT Company’s official press release, February 2026)—and establishing partnerships across the GCC, Africa, and Asia (such as FOMO Pay), AX Coin Bahrain is strategically positioned to capture high-growth remittance and B2B settlement corridors. Furthermore, our AX ONE platform capitalizes on this trend by serving as a global payments network and treasury management center, generating value through fiat on-ramps and off-ramps, transaction routing, and enterprise integrations.

Tokenization of Real-World Assets (RWA)

The RWA tokenization market has also become more institutional since 2025. Activity has increasingly focused on tokenized U.S. Treasury and money market products, tokenized private funds, private credit, and equities where blockchain-based records improve transferability, auditability, and settlement. The total value of tokenized real-world assets on-chain (excluding stablecoins) grew by approximately 30% quarter-over-quarter to reach nearly $29.0 billion by the end of the first quarter of 2026, up from just $3.0 billion in 2022.

Tokenized U.S. Treasuries alone accounted for over $13.4 billion of this total, providing on-chain collateral and liquidity management. Long-term industry projections by Boston Consulting Group estimate that the global tokenized assets market could reach up to $16 trillion by 2030 and $88 trillion by 2035.

The RWA opportunity differs from the stablecoin opportunity as tokenized assets generally require an enforceable legal interest, reliable ownership records, investor eligibility controls, custody arrangements, valuation, and administration. The most attractive RWA platforms are those that combine technology with regulated financial functions. Hong Kong is actively positioning itself as a leading hub in this regard, with SFC-authorised tokenised funds seeing their assets under management (AUM) grow to HK$8.66 billion as of December 2025.

We believe the Company is well-equipped to capture a significant share of this infrastructure opportunity through FERION, our comprehensive, one-stop RWA issuance platform. Powered by AI for monitoring and compliance, FERION manages the regulated lifecycle of a tokenized asset from issuance through servicing and distribution. For the fiscal year ended March 31, 2026, the total value of RWA issuance through our platforms reached $52.0 million. Additionally, our blockchain finance laboratory, AXION, is developing compliant protocols such as Billon and Infinix to further activate liquidity and integrate with stablecoin settlement.

AI in Digital Assets and Agentic Commerce

Artificial intelligence is fundamentally reshaping digital asset management, trading execution, and enterprise infrastructure. AI algorithms now drive a vast majority of global trading volume, leveraging machine learning and neural networks to automate pattern recognition, predictive analytics, and dynamic portfolio rebalancing. According to Grand View Research, the global AI trading platform market is projected to reach $33.45 billion by 2030, growing at a compound annual growth rate (CAGR) of 20.0% from 2025.

A critical emerging sub-sector is “Agentic Commerce”—where AI agents autonomously execute transactions, orchestrate travel or ticket payments, and automate cross-border B2B settlements on behalf of human users. According to an October 2025 report by McKinsey & Company (“The agentic commerce opportunity”), agentic commerce could orchestrate between $3 trillion and $5 trillion in global transaction volume by 2030, including up to $1 trillion in the U.S. B2C retail market alone. Enterprises are increasingly adopting these AI-native payment layers, driven by a strong emphasis on AI risk management and “Know-Your-Agent” compliance.

To address these demands, our proprietary AI-powered digital asset management platform, AgentX, integrates leading global exchanges through a unified API, offering bespoke investment strategies. Furthermore, the rise of Web 4.0 infrastructure demands robust, enterprise-grade AI solutions that integrate secure cloud computing with intelligent agent governance. Our KOVAR platform delivers identifiable, controllable, and auditable enterprise-grade AI solutions through its Kovar Cloud, Kovar Agent, and KovaRouter product lines, serving as the robust infrastructure foundation for our dual-token ecosystem.

Virtual Assets and Wealth Management in Hong Kong

Hong Kong remains a premier global financial center and is rapidly emerging as a leading Web3 and virtual asset hub. According to the SFC’s Asset and Wealth Management Activities Survey published in July 2026, the AUM of Hong Kong’s asset and wealth management business grew by 20% year-on-year to a record HK$42.2 trillion (US$5.4 trillion) as of December 31, 2025, surpassing the previous peak in 2021. This growth was driven by a 193% year-on-year surge in net fund inflows, which reached HK$2.1 trillion (US$265 billion).

Hong Kong’s capital markets also demonstrated strong momentum. In 2025, Hong Kong regained its position as the world’s top IPO venue, raising over HK$280 billion. On the digital asset front, the market saw the successful launch of Asia’s first spot virtual asset ETFs in 2024. By the end of 2025, a total of 11 virtual asset spot ETFs were listed in Hong Kong, with their total market capitalization surging 142% since launch to over HK$5.4 billion.

Our subsidiaries, Solomon JFZ and Solomon Wealth, are strategically positioned within this regulated and growing environment. Licensed by the SFC for Types 1, 4, 6, and 9 regulated activities, Solomon JFZ has been approved to offer virtual asset dealing and advisory services and is among the first participating dealers for in-kind subscription and redemption of spot virtual asset ETFs in Hong Kong. The launch of the Solomon VA+ institutional-grade trading app further integrates traditional and virtual asset trading. Complementing this, Solomon Wealth, a licensed Trust or Company Service Provider (TCSP), offers comprehensive private wealth management and trust services to high-net-worth clients, ensuring holistic asset protection and growth across both traditional and digital asset classes.

Our Products and Services

Our operations are organized around two complementary and mutually reinforcing strategic pillars. The Digital Asset Tokens pillar provides regulated financial infrastructure for the issuance, trading, custody, payment, and tokenization of digital assets. The AI Tokens pillar provides enterprise-grade AI infrastructure — including AI model aggregation and AI agent governance — that we believe positions the Company at the intersection of two of the most significant secular trends in financial technology: the institutional adoption of regulated stablecoins and tokenized assets, and the enterprise adoption of AI and autonomous agents. The two pillars are connected by shared treasury, custody, payment, and compliance infrastructure, enabling what we refer to as an integrated “dual-token” ecosystem in which both digital asset tokens and AI tokens (units of AI model invocation and agent activity) can be issued, invoked, governed, and settled on a continuous, 24/7 basis.

I. Digital Asset Tokens Pillar

a.	AX COIN — Regulated Stablecoin Issuance

AX COIN is our enterprise- grade stablecoin issuance brand, providing regulated stablecoin issuance and B2B infrastructure for payments, treasury management, and tokenized assets settlement. AX Coin Bahrain, our stablecoin issuance subsidiary, is regulated by the CBB under its Stablecoin Issuance and Offering (SIO) framework. In January 2026, AX COIN became the first stablecoin issuer to receive in-principle license approval from the CBB, and in June 2026 — following the completion of the CBB’s onsite inspection in May 2026 — AX Coin Bahrain was officially granted its full stablecoin issuer license, becoming the first issuer licensed under the CBB’s stablecoin regulatory framework. AX Coin Bahrain is directly regulated by the CBB and must comply with requirements relating to capital, governance, reserve assets, customer protection, anti-money laundering, sanctions compliance, cybersecurity, risk management and regulatory reporting. The license applies only to AX Coin Bahrain and the activities authorized by the CBB; licenses held by other Group entities do not automatically authorize AX COIN to conduct regulated activities elsewhere. The license framework permits AX Coin Bahrain to issue fiat-backed stablecoins, including AXUSD (a U.S. dollar–pegged stablecoin) and AXBHD (a Bahraini dinar–pegged stablecoin), and includes the ability to offer a Shariah-compliant stablecoin option, which we believe positions AX Coin Bahrain to address the substantial and largely unpenetrated Islamic finance market. The CBB framework also provides for explicit revenue-sharing stablecoin permissions and contemplates multi-currency expansion subject to regulatory approvals.

AX COIN operates a permissioned institutional issuance and redemption model. Approved institutional customers are expected to be able to mint and redeem stablecoins through designated banking and payment channels after completing applicable due diligence, beneficial ownership, anti-money laundering, sanctions and wallet screening procedures.

AXUSD is intended for institutional settlement, cross-border payments, treasury management and liquidity management and is expected to be supported by eligible reserve assets in accordance with CBB requirements. AX COIN also intends to incorporate an economic participation or revenue-sharing mechanism into AXUSD; its structure, eligibility criteria, allocation methodology and associated rights will be governed by the applicable CBB-approved stablecoin whitepaper, product terms, customer agreements and applicable laws. Any such arrangement will not constitute a fixed-return commitment or guarantee a specified return.

AXBHD is intended for institutional payments, regional settlement, treasury management and cross-border transactions in Bahrain and the Gulf Cooperation Council (GCC) region. It is intended to be structured in accordance with CBB requirements and relevant Shariah principles. AXBHD’s launch will remain subject to product approvals, reserve and banking arrangements, technology and cybersecurity testing, governance procedures and Shariah review.

AX COIN ’s stablecoins operate under a regulated mint-and-burn model designed to maintain full fiat backing at all times. In the minting (on-ramp) process, an approved client requests a stablecoin subscription and deposits fiat currency into AX COIN ’s designated bank account; upon confirmation of receipt of funds, AX COIN issues the corresponding stablecoins on-chain and distributes them to the client’s whitelisted wallet. In the redemption (off-ramp) process, the client requests a withdrawal and returns the stablecoins, which are burned on-chain, and AX Coin remits the corresponding fiat from its reserve accounts to the client’s bank account. Reserves are held in high-quality liquid assets and managed under CBB oversight, with reserve management led by treasury professionals with international banking experience. The AX COIN technology and compliance stack integrates institutional-grade third-party providers, including Fireblocks for mint-and-burn execution and multi-party computation (“MPC”) wallet security, Sumsub for KYB/KYC/KYT onboarding and screening, and Elliptic for Travel Rule compliance and AML transaction monitoring, across multiple supported blockchain networks.

i.	AX COIN Mint (On-Ramp) and Burn (Off-Ramp) Mechanics

AX COIN plans to connect with banks, payment networks, digital asset exchanges, custodians, liquidity providers, blockchain networks and compliance technology providers. It also plans to support programmable payments, including transactions initiated through predefined rules, smart contracts, machines or artificial intelligence agents, subject to authorization, transaction limits and compliance controls. AX COIN’s principal use cases are cross-border payments and business-to-business settlement, with a focus on payment corridors linking the GCC region with Asia and Africa. AX COIN is focused on banks, fintech companies, payment service providers, corporate treasury users, digital asset exchanges, over-the-counter trading firms, market makers and liquidity providers. Its intended use cases include institutional remittances, merchant settlement, business-to-business payments, cross-border trade settlement, treasury management and liquidity management, with an initial focus on payment corridors connecting the GCC with Asia, Africa and other emerging markets.

To establish distribution channels and real-world utility, AX COIN has entered into strategic partnerships and memoranda of understanding with the following parties, among others: (i) BENEFIT, Bahrain’s national electronic payments network, which operates payment infrastructure serving over 1.3 million users and more than 30 financial institutions and processes hundreds of millions of transactions annually, to explore how Bahrain’s national payment rails may evolve alongside regulated digital asset infrastructure; (ii) Bank of Bahrain and Kuwait (BBK), to explore how regulated stablecoins may support institutional banking models by improving transaction speed, liquidity efficiency, and cross-border financial operations; (iii) FOMO Pay, a leading Asian payment gateway headquartered in Singapore, to bring AXUSD and AXBHD to cross-border digital payment scenarios, including B2B2C merchant settlement bridging the GCC and Southeast Asia; and (iv) Singapore Gulf Bank, pursuant to a memorandum of understanding entered into in May 2026, to advance stablecoin and digital asset cooperation. AX COIN is also engaged in exploratory, non-binding discussions with major card networks regarding potential collaboration opportunities, including integration across regulated stablecoin settlement, tokenized commercial payments, and stablecoin-as-a-service distribution; no binding arrangements have been entered into as of the date of this report. In addition, through a partnership with a leading stablecoin payment infrastructure provider in Africa, AX COIN has established access to stablecoin payment infrastructure across more than 20 African countries, supporting instant mobile payment use cases in emerging markets.

ii.	AX COIN Business Model and Fees

AX COIN expects to generate revenue from income on eligible reserve assets, issuance and redemption fees, transaction and settlement fees, payment and infrastructure service fees, foreign exchange and liquidity services where permitted, technology integration fees and commercial arrangements with ecosystem partners. Actual revenue will depend on stablecoin circulation, transaction volume, interest rates, reserve composition, customer pricing, redemption demand, regulatory requirements and market acceptance.

The CBB’s grant of a Stablecoin Issuer license does not guarantee the value, liquidity, profitability, redeemability or commercial success of any stablecoin. Stablecoins issued by AX COIN will not constitute bank deposits and may not be protected by any deposit insurance scheme.

Types	Fees	Charged By
Reserve Interest Income	Yield generated on fiat reserve investments	AX COIN
Stablecoin Minting / Redemption Fee	0.02% of transaction amount	AX COIN
Transaction and Distribution-Related Fees	0.1% of volume	AX COIN

iii.	AX COIN Ecosystem and Global Partnership Network

AX COIN ’s global alliance ecosystem built to power institutional adoption of AXUSD and Shariah-compliant AXBHD stablecoins, underpinned by a fully integrated stack of top-tier institutional infrastructure partners and multi-chain blockchain support as illustrated in the framework. It unites curated institutional distributors including tier-1 banks, payment service providers, OTC desks, exchanges, fintech platforms and regional treasury partners across GCC, Asia and Africa.

To deliver secure, compliant stablecoin operations, AX COIN integrates purpose-built industry leaders across core functional pillars. Fireblocks handles regulated token minting and burn workflows, while MPC technology safeguards digital wallet custody security. Sumsub provides end-to-end KYC, KYB and KYT identity verification, paired with Elliptic’s Travel Rule enforcement and real-time AML transaction monitoring to satisfy global regulatory obligations. All infrastructure interoperates seamlessly on Ethereum and Solana public blockchain networks, forming the foundational technical backbone for every AX COIN partner’s stablecoin activity.

The network operates on aligned economic incentives: reserve yield generated by AX COIN’s stablecoin reserves is shared proportionally with alliance partners that drive minting, custody, cross-border circulation and institutional settlement flows. Founding partners co-shape ecosystem development, prioritizing high-quality regulated collaborators over volume, with full access to AX COIN’s unified security, compliance and on-chain settlement toolkit.

b.	Solomon JFZ & Solomon Wealth — Full-Licensed Securities Brokerage, Asset Management, and Institutional Services

Solomon JFZ, our wholly owned Hong Kong subsidiary and one of the few Chinese investor-focused, versatile securities brokerage companies in Hong Kong, holds a full stack of HKSFC licenses — Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance), and Type 9 (Asset Management) — which have been uplifted to permit virtual asset dealing, distribution, and advisory services, crypto on/off-ramp services, virtual asset and structured product advisory, and portfolio management for portfolios comprising up to 100% virtual assets. Through the Solomon VA+ platform, clients can trade more than 10,000 listed securities and derivative products across the Hong Kong Stock Exchange, the New York Stock Exchange, Nasdaq, and the Shanghai and Shenzhen stock exchanges, alongside virtual assets, within a single integrated account.

Solomon JFZ has achieved multiple market firsts in Hong Kong’s virtual asset ecosystem. It was among Hong Kong’s first participating dealers for spot Bitcoin and Ether ETFs, ranks first in Hong Kong for client Bitcoin holdings via the ChinaAMC Bitcoin ETF, pioneered the in-kind subscription and redemption mechanism for virtual asset ETFs, has been approved for private tokenized fund distribution, and launched Asia’s first real-yield digital asset money market fund (RYT). Solomon JFZ has also partnered with Standard Chartered Bank to build a compliant RWA issuance and distribution network. During the fiscal year ended March 31, 2026, total trading volume of stablecoins and fiat currencies across our platforms reached approximately $1.04 billion, an increase of approximately 395% year-over-year, and assets under administration grew to approximately $848.8 million as of March 31, 2026, an increase of approximately 347% year-over-year. With its SFC-licensed institutional custody and dealing capabilities and more than $1 billion in recent trading volume, Solomon JFZ serves as a critical institutional gateway and fiat on/off-ramp for the broader AXG ecosystem, including AX COIN.

Solomon Private Wealth Limited (“Solomon Wealth”), our wholly owned Hong Kong subsidiary, holds a Trust or Company Service Provider Licence (License No. TC009316) issued by the Companies Registry of Hong Kong. This licence authorizes Solomon Wealth to provide trust services, company secretarial services, and related corporate administration solutions. Solomon Wealth focuses on serving high-net-worth individuals, family offices, and institutional clients with comprehensive private wealth management and trust structuring services that span both traditional and virtual asset classes. Together with Solomon JFZ’s full-stack securities brokerage, asset management, and virtual asset capabilities, Solomon Wealth enables our group to offer clients an integrated, fully regulated one-stop platform covering investment, wealth preservation, succession planning, and corporate secretarial needs.

i.	Solomon JFZ & Solomon Wealth Business Model and Fees

Solomon JFZ generates revenue primarily from trading transaction commissions, margin financing interest, underwriting and placement fees, asset management fees, performance fees, and traditional/virtual asset advisory fees. Solomon Wealth generates revenue from wealth management service fees and trust and company secretarial fees. Please note that the fees are subject to adjustment from time to time; please refer to our website or contact our customer service for the most updated information.

Types	Fees	Charged By
Securities and Virtual Asset Trading Commission	0.05% to 0.2% of trading value	Solomon JFZ
Margin Financing Interest	3.5% per annum on borrowed amounts	Solomon JFZ
Underwriting and Placement Fees	3.5% to 7% of gross proceeds raised	Solomon JFZ
Asset Management Fee	2% of AUM annually	Solomon JFZ
Performance Fee	20% of investment returns above hurdle rate	Solomon JFZ
Traditional / Virtual Asset Advisory Fee	Fixed amount between $100,000 and $300,000	Solomon JFZ
Wealth Management Service Fee	0.5% of AUM	Solomon Wealth
Trust and Company Secretarial Fee	Fixed amount per engagement	Solomon Wealth

c.	FERION — RWA Tokenization

FERION is our one-stop, end-to-end RWA tokenization platform operated by AlloyX HK, combining AI and big data capabilities with standardized issuance processes and multi-asset compatibility. FERION enables financial institutions, asset managers, and corporations to tokenize traditional financial and real-world assets, enhancing liquidity, transparency, and accessibility. During the fiscal year ended March 31, 2026, we launched 10 RWA projects through the FERION platform, with total value tokenized of approximately $52 million, including AUROX, our gold token product backed by allocated physical bullion. Our tokenization activities benefit from Solomon’s regulated distribution capabilities and our participation in Hong Kong’s tokenization initiatives, including the distribution of Hong Kong’s first retail tokenized money market fund.

i.	FERION Business Model and Fees

FERION generates revenue through service fees charged for tokenization structuring and issuance and ongoing platform and operational management fees based on tokenized asset net asset value.

Types	Fees	Charged By
Tokenization Structuring and Issuance Fee	Fixed amount between $200,000 and $500,000 per project	FERION
Platform and Operational Management Fee	0.1% of trading volume	FERION

d.	AX ONE — Digital Currency Treasury, Custody, and Payment Orchestration

Supporting the Digital Asset Tokens pillar is AX ONE, our institutional-grade digital currency treasury center and payment infrastructure operated by AlloyX HK. AX ONE provides an integrated suite spanning the full treasury lifecycle: receive (pay-in), convert (smart routing for stablecoin/fiat exchange), store (multi-stablecoin support, cross-chain management, tokenized deposits, and API connection services), send (pay-out), earn (yield), and spend (virtual and physical cards).

The spend functionality is delivered through the AX ONE self-custodial digital wallet and the associated Treasure Card program. AX ONE integrates secure custody, aggregated payments, and multi-chain processing to bridge Web2 and Web3 experiences. Treasure Card is available in both physical and virtual form factors and is accepted on the Visa network across more than 200 countries and approximately 150 million online and offline merchants. Cardholders may bind cards to mainstream mobile wallets (including Google Pay) for contactless payments and, in selected jurisdictions, withdraw cash at ATMs.

Key capabilities include flexible multi-currency fiat and multi-chain/stablecoin on- and off-ramps, T+0 conversion and settlement during trading hours with near-instant credit, enterprise issuance of cards to employees or upstream/downstream partners, hierarchical transaction controls and spending limits, and comprehensive expense reporting with foreign-exchange records to support corporate treasury and financial management. The underlying wallet architecture employs multi-party computation (MPC) key-sharding technology in cooperation with licensed financial institutions and compliant custodians to reduce single points of failure.

AX ONE’s full custody solution employs an enterprise-grade architecture optimized for B2B use, combining cold wallet infrastructure (HSM, MPC, and firewall-based “3x” security, offline vaults, multi-layer redundancy, and multi-signature whitelists with limit policies) with high-concurrency hot wallet orchestration (multi-tenant vault and sub-account APIs/SDKs with HSM-resident approval thresholds), governed by multiple-approval workflows, full-cycle audit, 24/7 continuous operation, and KYC/KYB, AML, FIPS, and SOC 2 compliance standards. During the fiscal year ended March 31, 2026, the AX ONE payments platform processed approximately $226 million in total payment volume.

i.	AX ONE Treasury Management and Full Custody Architecture

ii.	AX ONE Business Model and Fees

AX ONE’s business model generates revenue through payment processing and conversion fees, custody and platform subscription fees, API connectivity fees, and card program fees.

Types	Fees	Charged By
Payment Processing and Conversion Fee	0.1% to 0.65% of transaction volume	AX ONE
Custody and Platform Fee	0.1%–0.18% per annum	AX ONE
API / Connectivity Service Fee	Fixed amount between $20,000 and $50,000 per integration	AX ONE
Card Program Fee	0.65% to 1% of spending volume	AX ONE

II. AI Tokens Pillar

a.	KOVAR — Enterprise-Grade AI and Web4.0 Infrastructure Platform

KOVAR is the Company’s enterprise-grade AI and Web4.0 (AI + Web3.0) infrastructure platform operated by AlloyX HK, developed within the AXG ecosystem and strategically incubated through AXG Intelligence (“AXGI”). KOVAR is dedicated to providing verifiable, operable, and commercially deployable AI infrastructure for institutions and the emerging “agent economy,” with core application scenarios spanning financial technology, digital assets, enterprise services, and global expansion use cases. KOVAR’s platform and delivery model draws on our group’s deep engineering talent base and cost-efficient, high-cadence research, development, and delivery capabilities supporting global operations, with Hong Kong serving as our group’s key international business and capital markets window connecting KOVAR to global institutions and partners. We believe KOVAR benefits significantly from the Company’s Nasdaq-listed governance standards, brand trust, and institutional client network, which enhance procurement confidence among large enterprise and financial institution customers.

KOVAR operates two core product lines:

●	Know-your-Agent (“KYA”). KYA is an identity, permission, behavior, and risk governance layer for AI agents operating in Web3 and enterprise environments. KYA enables organizations to identify and verify AI agents, control their permissions, audit their operations, and trace accountability for their actions, and connects to KYC/KYB/KYT, AML, and policy engines to form a closed-loop, enterprise-grade governance and compliance framework. KYA is applicable to on-chain automation, agent execution, and risk and compliance workflows, providing what we believe is a trusted foundation for the Web4.0 era in which autonomous agents transact and operate at scale — including in agentic payment scenarios in combination with AX COIN and AgenPay, as described below.

●	KovaRouter. KovaRouter is an enterprise AI model aggregation and intelligent routing platform. KovaRouter aggregates major global large language models — including GPT, Claude, and Gemini model families, and other major large language model families — behind a unified access, billing, and permission-management layer, and applies policy-based routing that dynamically optimizes across cost, speed, quality, and availability. The platform supports customizable front-ends, administrative consoles, API gateways, and enterprise-grade operational capabilities, enabling enterprises to deploy multi-model AI capabilities at lower cost and with faster time-to-production. KovaRouter was commercially launched during the fiscal year ended March 31, 2026.

The two product lines are designed to be synergistic: KovaRouter provides the model supply and application entry point (“AI invocation”), while Know-your-Agent provides agent governance and risk control, together forming an integrated “AI invocation + agent governance” platform. This architecture is complemented by KOVAR Cloud, the infrastructure layer providing enterprise-grade AI governance and the agent runtime foundation.

i.	KOVAR Business Model and Fees

KOVAR’s business model relies on usage-based fees for AI model invocations, platform subscription fees for governance and console access, and solution and integration fees for enterprise deployments.

Types	Fees	Charged By
AI Model Invocation (Usage-Based) Fee	$0.8 per million input tokens processed/$3.2 per million output tokens processed	KOVAR
Platform Subscription Fee (Governance & Consoles)	$1,200 per month	KOVAR
Solution and Integration Fee	Fixed amount between $35,000 and $110,000 per deployment	KOVAR

b.	AgenPay — AI-Native Payment Layer

Bridging our two pillars, AgenPay is our AI-native payment layer operated by AlloyX HK, providing agentic payment infrastructure that combines AX COIN stablecoin adoption with Know-your-Agent compliance. AgenPay enables scenarios in which humans use AX COIN to place orders that AI agents then execute, as well as scenarios in which AI agents transact automatically using AX COIN — including AI-driven cross-border B2B payment automation and AI-powered travel and ticketing payment orchestration. We believe this positions the Company to address the emerging agentic payments market, which third-party research estimates could exceed $50 billion by 2030.

i.	AgenPay Business Model and Fees

Types	Fees	Charged By
Agentic Transaction Fee	0.1% of transaction volume	AgenPay
Platform Integration Fee	Fixed amount between $20,000 and $50,000 per integration	AgenPay

c.	AI-Driven Wealth Management (AgentX)

Within the AI Tokens pillar, we are also developing AgentX, an AI-powered digital asset management platform operated by AlloyX HK serving family offices, ultra-high-net-worth individuals, funds, and financial institutions. AgentX provides personalized market intelligence, portfolio analysis and investment strategy tools, and a product listing marketplace, with a phased roadmap extending from a technology platform to broker-dealer connectivity and, ultimately, asset management workflow automation and white-label solutions for institutions.

i.	AgentX Business Model and Fees

Types	Fees	Charged By
Platform Access / Subscription Fee	$6,000 to $45,000 per annum, provide custom pricing	AgentX
White-Label Licensing Fee	$12,000 to $80,000 per annum, provide custom pricing	AgentX
Transaction-Based / Advisory Fee	0.5% of managed assets / transaction value	AgentX

Summary of Our Products and Services and Revenue Models

The following table summarizes our principal products and services across the two pillars and their associated revenue models:

Pillar	Business Platform	Principal Products and Services	Primary Revenue Sources
Digital Asset Tokens	AX COIN	Regulated stablecoin issuance (AXUSD, AXBHD; Shariah-compliant option); cross-border payment and settlement	Reserve income earned on fiat reserves backing stablecoins in circulation; mint and redemption fees; transaction and distribution-related fees
Digital Asset Tokens	Solomon JFZ	Securities and virtual asset brokerage; wealth management; corporate finance; asset management; custody and on/off-ramp services	Brokerage commissions and handling fees; margin financing interest; underwriting and placement fees; management and performance fees
Digital Asset Tokens	Solomon Wealth	Private wealth management and trust structuring services; company secretarial and corporate administration services for high-net-worth individuals, family offices, and institutional clients.	Wealth management service fees; trust and company secretarial fees.
Digital Asset Tokens	FERION	End-to-end RWA tokenization (structuring, issuance, distribution)	Tokenization structuring, issuance, and platform fees
Digital Asset Tokens	AX ONE	Treasury, custody, and payment orchestration; conversion and smart routing; card programs	Payment processing and conversion fees; custody and platform fees; API/connectivity service fees
AI Tokens	KOVAR — KovaRouter	Enterprise AI model aggregation, unified access/billing, policy-based intelligent routing	Usage-based fees on model invocation volume and routing packages; platform subscription fees (enterprise, custom, administrative consoles)
AI Tokens	KOVAR — Know-your-Agent	AI agent identity verification, permission control, behavior audit, risk governance, and compliance	Solution and integration fees; subscription fees for governance capabilities; compliance and training services
AI Tokens	AgenPay/AgentX	Agentic payment orchestration; AI-driven wealth management tools	Transaction-based fees; platform and white-label fees (as these offerings continue to scale)

Across both pillars, our revenue model combines recurring, volume-linked income streams (stablecoin reserve income, AI usage fees, payment processing fees, and asset management fees) with transaction-driven income (brokerage commissions, tokenization fees, and underwriting fees) and subscription-based platform fees, which we believe provides diversification and scalability as adoption grows. Channel and distribution revenue — including agency distribution and co-selling arrangements with enterprise partners — supplements these core streams within the AI Tokens pillar.

Seasonality

Our business is generally not subject to significant seasonal fluctuations. Revenue and operating results are primarily influenced by broader macroeconomic conditions, the performance and volatility of global securities and digital asset markets, interest rate environments, and the pace of institutional adoption of AI and blockchain technologies. Transaction volumes across our brokerage, stablecoin, and treasury businesses tend to fluctuate with market sentiment and client activity rather than predictable seasonal patterns. Similarly, enterprise adoption of our AI infrastructure is driven mainly by corporate IT budgets and strategic initiatives.

Customers

Our customer base has evolved significantly following the strategic transformation in fiscal 2026, shifting from a predominantly retail and high-net-worth investor focus to a more diversified, institutionally oriented profile.

In the Digital Asset Tokens pillar, AX COIN and AX ONE primarily serve banks, fintech companies, payment service providers, corporate treasury users, digital asset exchanges, over-the-counter trading firms, market makers and liquidity providers. Intended use cases include institutional remittances, merchant settlement, business-to-business payments, cross-border trade settlement, treasury management and liquidity management, with an initial focus on payment corridors connecting the GCC with Asia, Africa and other emerging markets. FERION serves financial institutions, asset managers, and corporations seeking to tokenize traditional financial and real-world assets. Solomon continues to serve retail investors, high-net-worth individuals, family offices, and trusts, while increasingly functioning as an institutional gateway for virtual asset trading and RWA distribution.

In the AI Tokens pillar, KOVAR and AgenPay primarily target large enterprises, digital asset and fintech institutions, and application developers requiring governed, multi-model AI access and compliant agent infrastructure. We also work with channel partners and independent software vendors who integrate our solutions into their own offerings.

We actively monitor customer concentration to manage reliance on key institutional and enterprise relationships.

Marketing and Sales

Our go-to-market approach is tailored to the distinct characteristics of each pillar, with an emphasis on institutional engagement and strategic partnerships.

For the Digital Asset Tokens pillar, we focus on direct enterprise sales and business development. We actively engage with central banks, commercial banks, and national payment networks to integrate our stablecoin and treasury infrastructure. We leverage key milestones, such as the CBB full license and RWA tokenization projects, as proof points in our marketing materials. Solomon continues to utilize targeted digital marketing and investor education initiatives in Asia to serve high-net-worth and retail clients.

For the AI Tokens pillar, our marketing efforts center on demonstrating the compliance, cost-efficiency, and technical capabilities of the KOVAR platform. We utilize technical whitepapers, enterprise case studies, developer outreach, and channel partnerships to drive adoption. Across both pillars, our status as a Nasdaq-listed company serves as an important signal of stability, governance, and regulatory compliance to institutional prospects.

Research and Development

Please see “Item 5.C. Research and Development” below for a description of our research and development activities.

Competition

We operate in highly competitive and rapidly evolving markets across our two operating pillars: Digital Asset Tokens and AI Tokens. These markets are characterized by rapid technological change, evolving regulatory frameworks, significant capital requirements, pricing pressure, the entry of large financial and technology companies, and continuing consolidation. We compete on regulatory authorization, institutional trust, liquidity and distribution, security and reliability, breadth of product functionality, interoperability, execution quality, customer acquisition and the ability to convert partnerships into scalable commercial activity. While our regulatory approvals and integrated product architecture provide meaningful differentiation, they do not, by themselves, prevent competitors from developing comparable capabilities.

Digital Asset Tokens

•	Stablecoin Issuance, Treasury and Payments

Through AX COIN and AX ONE, we compete with established global stablecoin issuers, bank-issued tokenized deposits, central bank digital-currency initiatives, payment processors, foreign-exchange and remittance providers, card networks, and banks developing tokenized settlement infrastructure. The principal global stablecoin issuers currently have substantially greater circulation, liquidity, brand recognition and financial resources than we do. Banks and payment networks may also benefit from existing customer relationships, balance sheets and direct access to payment rails.

According to Citi’s September 2025 Stablecoins 2030 report, stablecoin issuance increased from approximately US$200 billion at the beginning of 2025 to approximately US$280 billion by September 2025. Citi projected a 2030 base case of US$1.9 trillion and a bull case of US$4.0 trillion, while noting that stablecoins, tokenized deposits and central bank digital currencies are likely to coexist rather than one form of digital money displacing all others.

Our competitive position is based principally on regulated issuance capability and a focused institutional use-case strategy. In June 2026, after receiving in-principle approval in January 2026, AX Coin Bahrain B.S.C. (c) was licensed by the Central Bank of Bahrain (“CBB”) to conduct stablecoin issuer activities under the CBB’s stablecoin regulatory framework. According to our June 3, 2026 announcement, this was the first license granted under that framework. The license does not, by itself, establish commercial issuance, circulation, customer adoption or transaction volume. The CBB framework requires, among other matters, that approved stablecoins be backed at least 100% by eligible reserve assets, with legal and operational segregation of reserves, daily reconciliation, monthly independent external-audit reporting on reserve backing, and a direct right of redemption at par, generally within one business day. We believe these requirements support institutional confidence. AXUSD and AXBHD remained in development as of the dates of the relevant public announcements. Our June 2026 strategic agreement with FOMO Pay and our non-binding memoranda of understanding with Bank of Bahrain and Kuwait (“BBK”), The BENEFIT Company, INFINIOS and Singapore Gulf Bank are intended to evaluate or advance cross-border settlement, treasury, wallet and payment use cases. These arrangements were exploratory or developmental when announced and should not be understood as evidence of completed integrations, commercial issuance or committed transaction volume.

•	Institutional Brokerage, Virtual-Asset Intermediation and Custody

Through Solomon, we compete with traditional securities firms, SFC-licensed virtual-asset trading platforms, crypto-native custodians and prime brokers, and global financial institutions expanding into digital-asset execution, custody and administration. These competitors include firms with larger balance sheets, deeper liquidity relationships and greater technology and marketing resources. As of June 1, 2026, the Hong Kong Government reported that 13 virtual-asset trading platforms had been licensed, illustrating the expanding regulated competitive field.

Solomon holds Hong Kong SFC licenses for Type 1, Type 4, Type 6 and Type 9 regulated activities and received approval on March 25, 2024 to provide virtual-asset dealing and advisory services, subject to conditions (including that dealing services be provided through an omnibus account with an SFC-licensed virtual-asset trading platform and only to clients of Solomon’s Type 1 business). We compete on the ability to provide regulated access across traditional securities and digital assets, including virtual-asset trading, spot-ETF creation and redemption, security-token offerings and RWA distribution. For the year ended March 31, 2026, Solomon’s assets under administration increased 347% to US$848.8 million, and our stablecoin and fiat-currency trading volume increased 395% to US$1.04 billion. These measures indicate increased platform activity; however, assets under administration are not owned by us, trading volume does not equal revenue, and historical growth rates may not be sustained.

•	RWA Tokenization

Through FERION, we compete with specialist tokenization platforms, digital-asset infrastructure providers, banks, asset managers, fund administrators and exchanges developing issuance, transfer-agent, custody, distribution and lifecycle-management capabilities. McKinsey estimated in June 2024 that the market capitalization of tokenized financial assets (excluding cryptocurrencies and stablecoins) could reach approximately US$2 trillion by 2030, with a range of approximately US$1 trillion to US$4 trillion, while emphasizing that broad adoption remains dependent on regulation, infrastructure maturity, interoperability and investor demand. For the year ended March 31, 2026, FERION launched 10 RWA projects with approximately US$52 million in total value tokenized. We seek to differentiate FERION through an end-to-end workflow covering asset preparation, token issuance, KYC/AML, regulatory coordination, reporting, cash-flow distribution and redemption, together with distribution through our broader ecosystem. However, many competitors have longer operating histories, larger issuer pipelines or proprietary distribution, and market standards remain fragmented.

AI Tokens

•	AI Infrastructure, Model Aggregation and Routing

Through KOVAR Cloud and KovaRouter, we compete with hyperscale cloud providers, enterprise AI platforms, model developers, model marketplaces, specialized AI gateways and open-source routing layers. Relevant competitors include Amazon Bedrock, Microsoft Azure AI Foundry and Google Vertex AI, as well as specialized platforms such as OpenRouter and Portkey. These platforms may offer broader model catalogs, larger developer communities, bundled cloud services and greater pricing leverage. Grand View Research projected that the broader global large-language-model market could reach US$35.43 billion by 2030, representing a 36.9% compound annual growth rate from 2025 to 2030. We compete on secure infrastructure, service levels, model availability, routing quality, cost, latency, billing, permission management, deployment flexibility and enterprise support.

•	Agent Identity, Governance and Compliance

Through KOVAR Agent (Know-Your-Agent), we compete with identity, cybersecurity, AI governance, policy-engine, RegTech and workflow-control providers. Gartner projected that 40% of enterprise applications could include task-specific AI agents by the end of 2026, up from less than 5% in 2025, while cautioning that many products described as agents remain assistants that require human input. In a 2025 PwC survey of 308 U.S. business executives, 79% reported that their companies were adopting AI agents, but only 20% trusted agents to handle financial transactions. We believe this trust gap supports demand for identity verification, delegated permissions, policy enforcement, audit trails and accountability. Our Know-Your-Agent architecture is designed to integrate with KYC, KYB, Know-Your-Transaction, Know-Your-Wallet and anti-money-laundering controls. Its commercial success will depend on demonstrable security, interoperability and customer adoption.

•	Agentic Payments

Through AgenPay, an initiative we are incubating pursuant to a memorandum of understanding with SC Ventures, we expect to compete with global card networks, payment processors, banks, hyperscale technology companies and crypto-native protocols. Visa reported that more than 100 partners were participating in Visa Intelligent Commerce and that hundreds of controlled real-world agent-initiated transactions had been completed as of December 2025. Mastercard launched Agent Pay in April 2025; Google introduced the payment-agnostic AP2 protocol with more than 60 organizations in September 2025; and Coinbase launched the x402 stablecoin-payment protocol in May 2025. These developments demonstrate substantial incumbent interest, but the market remains at an early stage and standards remain fragmented. AgenPay was in incubation when announced and had not generated disclosed commercial transaction volume or revenue.

We believe our competitive distinction lies not in claiming leadership in each individual market, but in integrating regulated digital-money issuance, institutional intermediation, RWA tokenization, treasury and payment infrastructure, enterprise AI routing, and agent identity and governance within a single operating group. This architecture is intended to enable governed AI systems to initiate transactions through regulated value rails while maintaining identity, permissions, monitoring and auditability. The model has begun to produce measurable operating activity. As reflected in our fiscal 2026 consolidated financial statements, total revenue was approximately US$28.05 million, including approximately US$22.2 million from AI infrastructure services and US$5.6 million from Digital Asset Tokens. Fiscal 2026 operating metrics included approximately US$226 million of AX ONE total payment volume, US$52 million of FERION value tokenized, US$848.8 million of Solomon assets under administration and US$1.04 billion of stablecoin and fiat-currency trading volume. These measures are operating indicators. Payment volume and trading volume do not represent revenue; assets under administration are not assets owned by us; and value tokenized does not represent the market value, liquidity or future performance of the underlying assets. These metrics are not directly comparable and do not assure that we will achieve scale, profitability or successful commercialization of AX COIN, KOVAR or AgenPay.

Competitive Strengths

We believe the following four strengths support our competitive position. Each of these strengths is subject to execution, regulatory, technology, counterparty and market-adoption risks, and competitors may replicate elements of our model.

●	Complementary regulated capabilities through subsidiaries in Bahrain and Hong Kong. We combine a CBB-licensed stablecoin issuer with a Hong Kong securities intermediary holding SFC licenses for Type 1, Type 4, Type 6 and Type 9 regulated activities and conditional approvals for virtual-asset dealing and advisory services. Subject to the scope and conditions of each authorization, this regulatory foundation supports the development of issuance and payment use cases in Bahrain and regulated securities and virtual-asset intermediation in Hong Kong. Solomon’s fiscal 2026 assets under administration reached US$848.8 million, an increase of 347%, and our stablecoin and fiat-currency trading volume reached US$1.04 billion, an increase of 395%. FOMO Pay entered into a strategic agreement with AX COIN to evaluate and advance Asia–Middle East settlement use cases, while BBK, BENEFIT and Singapore Gulf Bank entered into non-binding MoUs to assess institutional-payment, remittance, treasury or cross-border-settlement applications. These authorizations and arrangements do not provide exclusivity, and additional approvals may be required for particular products, jurisdictions or customer segments.

●	Commercial traction across multiple revenue and transaction channels, with material revenue concentration. As reflected in our fiscal 2026 consolidated financial statements, revenue increased to approximately US$28.05 million from US$2.82 million in fiscal 2025. AI infrastructure service fees contributed approximately US$22.2 million, or approximately 79% of total revenue, and Digital Asset Tokens contributed approximately US$5.6 million. Fiscal 2026 operating indicators included approximately US$226 million of AX ONE payment volume, 10 FERION RWA projects with US$52 million in value tokenized, US$848.8 million of Solomon assets under administration and US$1.04 billion of stablecoin and fiat-currency trading volume. We believe these metrics demonstrate initial commercial use across AI infrastructure, payments, tokenization and institutional services. The FERION ecosystem is further supported by our collaboration with Libeara on the RYT tokenized money-market fund and our investment in Libeara. This growth has not yet translated into profitability; in fiscal 2026, we recorded a net loss of approximately US$13.29 million and approximately US$21.3 million of AI cloud-service costs, and our revenue remained concentrated in AI infrastructure services. Infrastructure cost, customer concentration, retention and the conversion of operating activity into recurring revenue remain important execution factors.

●	Integrated architecture for governed AI-to-value workflows. Our Digital Asset Tokens pillar combines AX COIN, AX ONE, FERION and Solomon, while our AI Tokens pillar combines KOVAR Cloud, KOVAR Agent and KovaRouter. KovaRouter is designed to provide unified access, billing, permissions and intelligent routing across multiple large-language models, while KOVAR Agent is designed to provide agent identity, access control, behavior monitoring, operational audit and accountability integrated with financial-crime and policy engines. AgenPay is intended to connect these capabilities with payment routing so that an authorized agent can discover a service, obtain permission, initiate payment and generate an auditable record. We believe this combination is relevant because Gartner projected that 40% of enterprise applications could include task-specific agents by the end of 2026, while only 20% of respondents to PwC’s 2025 executive survey trusted agents to conduct financial transactions. SC Ventures signed an MoU to incubate AgenPay with us, including API, routing and proof-of-concept work, and 4Paradigm entered into a strategic collaboration with us to develop AI-enabled blockchain compliance and RegTech capabilities. Neither collaboration establishes commercial adoption, and any competitive advantage will depend on product performance, security, interoperability and conversion of proofs of concept into recurring revenue.

●	Public-company reporting framework and institutional ecosystem access. As a Nasdaq-listed foreign private issuer, we are subject to SEC reporting requirements and applicable Nasdaq governance standards. We believe this reporting framework, together with regulated subsidiaries, may facilitate diligence, procurement and counterparty assessment relative to providers that do not offer comparable public disclosure. Our September 2025 acquisition of AlloyX, announced at stated consideration of US$350 million, added the core tokenization, payments and AI platforms that support our two-pillar strategy; the selling shareholders were subject to a 12-month lock-up. Solomon was also selected as an industry pioneer for the Hong Kong Monetary Authority’s EnsembleTX pilot phase, in which it was identified to participate in real-value interbank use cases involving tokenized deposits and tokenized-fund subscriptions. Our ecosystem includes the executed FOMO Pay strategic agreement and non-binding arrangements with banks, a national payment network and payment-infrastructure providers. These relationships may provide access to regulated channels and technical capabilities, but pilot participation does not assure commercial revenue, and the value of any partnership depends on implementation by both parties. Our public-company status also increases compliance and reporting costs.

Growth Strategies

Our objective is to build regulated infrastructure for the movement of digital value and the governance of AI agents that may initiate or support that movement. Over the next two to three years, we intend to pursue the following strategies. The timelines and operating milestones described below are management planning objectives rather than assurances of achievement. Their realization is subject to regulatory approvals, completion of product development and integrations, counterparty participation, market demand, funding, cybersecurity and other risks described elsewhere in this annual report.

●	Commercialize regulated stablecoins and expand treasury and payment corridors. We enter this phase with a CBB stablecoin issuer license, approximately US$226 million of AX ONE payment volume in fiscal 2026, a signed strategic agreement with FOMO Pay, and non-binding MoUs with BBK, BENEFIT, INFINIOS and Singapore Gulf Bank. Our execution priorities are to complete the development and regulatory readiness of AXUSD and AXBHD; establish compliant issuance, reserve-management, safeguarding, redemption, reconciliation and reporting processes; integrate AX COIN and AX ONE APIs with selected banks, wallets, payment gateways and treasury clients; and develop B2B trade settlement, remittance, merchant settlement and institutional treasury use cases along GCC–Asia and GCC–Africa corridors. During the next 12 to 24 months, our operating milestones will include commencement of commercial issuance (subject to all required approvals), movement of selected arrangements in each priority counterparty category—banking, national payments and cross-border gateways—from evaluation toward controlled or production implementation, and growth in live corridors, transacting institutional customers and payment volume from the fiscal 2026 baseline of US$226 million. We also intend to assess stablecoin-as-a-service and card-linked applications where legally and commercially feasible. The potential market is substantial: Citi’s September 2025 base case projected US$1.9 trillion of stablecoin issuance by 2030 and modeled nearly US$100 trillion of annual transaction activity at a 50-times velocity assumption. Our expected economic impact would be increased transaction fees, treasury-management income and service fees; however, commercialization may be delayed, partner arrangements may not become binding, and reserve and compliance requirements may constrain margins.

●	Scale enterprise AI infrastructure, Know-Your-Agent governance and agentic payments. Our AI Tokens segment generated approximately US$22.2 million of AI infrastructure service fees in fiscal 2026, providing an operating base for KOVAR commercialization. KOVAR’s product stack comprises KOVAR Cloud, KovaRouter and KOVAR Agent, and we have announced an MoU with SC Ventures to incubate AgenPay and a strategic collaboration with 4Paradigm relating to AI-enabled blockchain compliance and RegTech. Our execution plan is to expand the number of models and providers available through KovaRouter; improve policy-based routing, observability, billing, privacy, reliability and enterprise administration; integrate Know-Your-Agent with KYC/KYB/KYT, Know-Your-Wallet, AML and authorization engines; and complete proof-of-concept testing for agent-initiated payments with human-defined mandates, limits and audit trails. Over the next 12 to 24 months, our operating milestones are expected to include completing core KovaRouter and KOVAR Agent capabilities, increasing the number of supported models and providers, establishing reference deployments with selected enterprise customers or partners, and completing controlled proof-of-concept testing for agent-initiated payments. We intend to measure progress using the number of supported models, enterprise integrations, active customers, routed usage, recurring subscription and usage revenue, payment proofs of concept completed, and control exceptions identified and remediated. These milestones are subject to product, security, regulatory, counterparty and customer-adoption risks. The broader opportunity is illustrated by Grand View Research’s projection that the AI-agent market could reach US$182.97 billion by 2033 and Gartner’s projection that 40% of enterprise applications could include task-specific agents by the end of 2026. These industry forecasts do not represent our addressable market or expected revenue, and agentic payments remain at an early stage. If successful, this strategy could increase subscription, usage, implementation and transaction revenue and create cross-selling opportunities between our AI and Digital Asset Tokens pillars.

●	Broaden RWA issuance and institutional digital-asset services. FERION launched 10 RWA projects with approximately US$52 million in value tokenized during fiscal 2026, while Solomon reached US$848.8 million of assets under administration and our stablecoin and fiat-currency trading volume reached US$1.04 billion. We intend to expand FERION’s issuer pipeline and supported asset classes, with an initial focus on money-market funds, private credit, securities and other instruments for which legal rights, valuation, custody, cash flows and redemption can be structured and monitored. We plan to standardize reusable issuance modules, connect additional custodians, administrators, legal advisers and distribution partners, enhance investor and net-asset-value reporting, and integrate FERION products with Solomon’s regulated intermediation and AX ONE treasury functions. Over the next two to three years, we intend to measure progress against the fiscal 2026 baselines of 10 projects and US$52 million in tokenized value, and against Solomon’s US$848.8 million AUA and US$1.04 billion trading volume, with the objectives of increasing repeat issuers, supported asset classes, value tokenized, recurring post-issuance management fees and institutional distribution. We also intend to expand virtual-asset and tokenized-product services within the scope of Solomon’s SFC authorizations and any additional approvals obtained. McKinsey’s approximately US$2 trillion 2030 base-case estimate for tokenized financial assets and BCG’s projection that tokenized funds alone could exceed US$600 billion by 2030 illustrate the potential market, but both are forecasts and depend on regulatory clarity, interoperability, liquidity and investor demand. We expect successful execution to diversify fee income across issuance, lifecycle management, brokerage, administration and distribution; however, product launches may be delayed by legal structuring, regulatory review or insufficient secondary-market liquidity.

●	Sequence regulatory expansion around demonstrated client and corridor demand. Our current regulated foundations are in Bahrain and Hong Kong, supplemented by a minority investment in an MAS Major Payment Institution licensee in Singapore; the investee’s license is not held by us. Rather than pursue licenses solely for geographic coverage, we intend to prioritize authorizations that unlock specific products, clients or payment corridors. Over the next 24 to 36 months, we plan to assess and, where justified by customer demand, seek additional licenses, registrations or partnerships in Europe, Singapore and North America for stablecoin, payment, money-service, digital-asset, brokerage or custody activities. Our execution sequence will be: first, complete regulatory gap analyses and target-product definitions; second, determine whether direct licensing, acquisition, minority investment or partnership provides the most capital-efficient entry; third, submit selected applications or complete transactions; and fourth, launch only after approval and operational-readiness testing. Management intends to monitor this strategy using the number of regulatory gap analyses completed, applications submitted, approvals obtained, licensed entities integrated, jurisdictions activated, compliance findings remediated and revenue generated from each new market. Within the 24-to-36-month planning period, we intend to reach documented go/no-go decisions for Europe, Singapore and North America; any application, approval or market entry will remain subject to the applicable regulatory process and management’s capital-allocation criteria. The expected impact is a broader addressable institutional client base and reduced dependence on any single jurisdiction. Regulatory expansion will also increase capital, staffing, systems and reporting requirements, and there can be no assurance that any application will be approved or that an approved license will produce an adequate return.

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

Regulation

Currently, a substantial portion of our business operations is conducted in Hong Kong through our Hong Kong Subsidiaries, including Solomon JFZ, Solomon Wealth, AlloyX HK, and AX Coin HK, with additional regulated operations conducted through our subsidiaries in Singapore, the United States, Canada and the Kingdom of Bahrain. This section sets forth a summary of the most significant rules and regulations that affect our subsidiaries’ business activities in Hong Kong and the other jurisdictions in which they are licensed or registered.

Save as disclosed below, other than those requisites for a domestic company engaged in the same business in the relevant jurisdiction, we are not required to obtain any additional permission from any Hong Kong or other authorities. Save as disclosed below, as of the date of this report, our subsidiaries have received from the relevant regulatory authorities in Hong Kong and the other jurisdictions in which they operate all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted by them, and no permission or approval has been denied. Such licenses, permissions and approvals include, among others, the Type 1 license (dealing in securities), Type 4 license (advising on securities), Type 6 license (advising on corporate finance) and Type 9 license (asset management) granted by the HKSFC, together with the related virtual asset dealing and advisory approvals; the Trust or Company Service Provider license granted by the Registrar of Companies of Hong Kong; the Major Payment Institution license granted by the Monetary Authority of Singapore; the money services business registrations with the U.S. Financial Crimes Enforcement Network and the Financial Transactions and Reports Analysis Centre of Canada; and the Capital Markets — Stablecoin Issuer license granted by the Central Bank of Bahrain.

I. Licensing and Registration Under the SFO Administered by the HKSFC

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

a.	Types of regulated activities

Schedule 5 to the SFO stipulates the types of regulated activities, namely:

●	Type 1: Dealing in securities

●	Type 2: Dealing in futures contracts

●	Type 3: Leveraged foreign exchange trading

●	Type 4: Advising on securities

●	Type 5: Advising on futures contracts

●	Type 6: Advising on corporate finance

●	Type 7: Providing automated trading services

●	Type 8: Securities margin financing

●	Type 9: Asset management

●	Type 10: Providing credit rating services

●	Type 13: Providing depositary services for relevant CISs

b.	Licensed corporation

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

c.	Sponsors and compliance advisers

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

Under the sponsor regime established in January 2007, in order to act as a sponsor, apart from holding a Type 6 (advising on corporate finance) license, an application for sponsor license should be submitted to the HKSFC to demonstrate that it can meet the eligibility criteria pursuant to the “Additional competence requirements for corporations and individuals engaging in sponsor and compliance adviser work” set out in Appendix A to the Guidelines on Competence published by the HKSFC. In considering the sponsor license application, the HKSFC will take into account the competency of the firm to act as a sponsor and will also consider more generally the firm’s fitness and properness as a corporate finance advisory firm under the Fit and Proper Guidelines published by the HKSFC.

d.	Anti-Money Laundering and Terrorist Financing

Licensed corporations and other regulated members of our group are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Anti-Money Laundering Guideline. In Hong Kong, legislation dealing with money laundering and terrorist financing includes the following:

(i) the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) (“AMLO”).

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. The AMLO also establishes the licensing regimes for trust or company service providers and for virtual asset service providers in Hong Kong, and defines the term “virtual asset” in section 53ZRA thereof for the purposes of the virtual asset related conditions imposed on licensed corporations.

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

(v) the United Nations Sanctions Ordinance (Chapter 537 of the Laws of Hong Kong) (“UNSO”)

The UNSO implements in Hong Kong the United Nations Security Council resolutions to impose targeted sanctions against certain jurisdictions as instructed by the Ministry of Foreign Affairs of the PRC. There are prohibitions against trade-related activities, which include making available to, or for the benefit of, certain persons or entities, any funds or other financial assets or economic resources, or dealing with funds or other financial assets or economic resources of certain persons or entities from the relevant jurisdictions.

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

Further, the Anti-Money Laundering Guideline sets out the anti-money laundering and counter-financing of terrorism statutory and regulatory requirements, and the anti-money laundering and counter-financing of terrorism standards which licensed corporations should meet in order to comply with the statutory requirements. It also provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong.

In addition to the Hong Kong requirements described above, our subsidiaries registered or licensed in other jurisdictions are subject to the anti-money laundering and counter-terrorist financing regimes of those jurisdictions, including the Bank Secrecy Act and FinCEN regulations in the United States applicable to Bravo Valor Partners Ltd., the Proceeds of Crime (Money Laundering) and Terrorist Financing Act in Canada applicable to Gello Finance Ltd., the requirements of the MAS under the Payment Services Act and related notices applicable to GPL Remittance Pte. Ltd., and the anti-money laundering and financial crime rulebooks of the CBB applicable to AX Coin Bahrain B.S.C. (c).

e.	Supervision by the HKSFC

The HKSFC supervises licensed corporations and intermediaries operating in the market. The HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements, and to assess and monitor the financial soundness of intermediaries.

f.	Disciplinary power of the HKSFC

Under Part IX of the SFO, subject to the due process for exercising disciplinary powers laid down in section 198 of the SFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the SFO):

●	revocation or suspension of all or part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

●	public or private reprimand on a regulated person;

●	prohibition of a regulated person from applying to be licensed or registered;

●	prohibition of a regulated person from, among others, applying to be licensed or registered in relation to such regulated activity(ies), for such period as the HKSFC may specify; and

●	pecuniary penalty of the greater of an amount not exceeding HK$10 million or three times the profit gained or loss avoided as a result of the conduct in question.

g.	Takeovers and Mergers

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

In addition, any other persons who issue circulars or advertisements to shareholders in connection with takeovers, mergers, privatizations and share buy-backs must observe the highest standards of care and consult with the Executive Director of the Corporate Finance Division of the HKSFC or any delegate thereof prior to the release thereof.

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

II. The Stock Exchange - HKEX

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

In its role as the operator and frontline regulator of the central securities and derivatives marketplace in Hong Kong, HKEX (i) regulates listed issuers; (ii) administers listing, trading and clearing rules; and (iii) provides services at the wholesale level, to participants and users of its exchanges and clearing houses, including issuers and intermediaries (such as investment banks or sponsors, securities and derivatives brokers, custodian banks and information vendors) which service investors directly. These services comprise trading, clearing and settlement, depository and nominee services, and information services. Solomon JFZ is a participant of the Hong Kong Stock Exchange and, as such, is subject to the rules of the exchange and its related clearing houses in addition to the requirements of the HKSFC described above.

III. Licenses Held by Our Subsidiaries

a.	Solomon JFZ — HKSFC Licenses for Regulated Activities and Virtual Asset Services

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

Our subsidiary Solomon JFZ (Asia) Holdings Limited is licensed to carry out regulated activities under Type 1 (Dealing in Securities), which includes: (i) making or offering to make an agreement with another person, or inducing or attempting to induce another person to enter into or to offer to enter into an agreement, for or with a view to acquiring, disposing of, subscribing for or underwriting securities; (ii) providing securities brokerage services to clients for trading in securities listed on the Hong Kong Stock Exchange and other recognized stock markets; and (iii) acting as a placing agent or distributor of securities, funds and other investment products to its clients.

Solomon JFZ is licensed to carry out regulated activities under Type 4 (Advising on Securities), which includes: (i) giving advice on whether, which, the time at which, or the terms or conditions on which, securities should be acquired or disposed of; and (ii) issuing analyses or reports, for the purposes of facilitating the recipients of the analyses or reports to make decisions on whether, which, the time at which, or the terms or conditions on which, securities are to be acquired or disposed of.

Solomon JFZ is licensed to carry out regulated activities under Type 6 (Advising on Corporate Finance), which includes: (i) giving advice concerning compliance with or in respect of the rules made under the SFO for listed corporations; and (ii) giving advice concerning the raising of funds by way of issue of securities and other corporate finance matters, in each case subject to the licensing conditions that Solomon JFZ shall not act as sponsor in respect of an application for the listing on a recognized stock market of any securities and shall not advise on matters or transactions falling within the ambit of the Codes on Takeovers and Mergers and Share Buy-backs issued by the HKSFC.

Solomon JFZ is licensed to carry out regulated activities under Type 9 (Asset Management), which includes: (i) providing a service of managing a portfolio of securities for another person on a discretionary basis; and (ii) acting as manager of funds and discretionary accounts for its clients. The Type 9 license is not subject to any licensing condition.

In March 2024, in addition to providing services related to traditional assets, Solomon JFZ was approved by the HKSFC to provide virtual asset dealing services and virtual asset advisory services. Virtual asset related services are subject to a new regulatory framework in Hong Kong, and Solomon JFZ has been among the initial group of HKSFC approved licensed corporations permitted to provide virtual asset trading and advisory services to investors. In addition, Solomon JFZ has been among the first group of HKSFC approved participating dealers of in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong, enabling investors to subscribe to or redeem ETF shares directly with the underlying digital assets. Solomon JFZ has further developed regulated fiat-to-virtual asset and virtual asset-to-fiat on-ramp and off-ramp capabilities (commonly referred to as “coin-in” and “coin-out” services), enabling clients to deposit and withdraw virtual assets through its platform in a compliant manner.

With respect to providing virtual asset dealing services, the HKSFC has imposed the following licensing conditions on Solomon JFZ: (i) the licensee shall only provide such services through operating an omnibus account established and maintained with an SFC-licensed platform, where the term “SFC-licensed platform” refers to a virtual asset trading platform operator which is licensed by the HKSFC pursuant to section 116 of the SFO and/or section 53ZRK of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (the “AMLO”), and the term “virtual asset” is defined in section 53ZRA of the AMLO; (ii) the licensee shall comply with the “Terms and conditions for licensed corporations or registered institutions providing virtual asset dealing services under an omnibus account arrangement” (as amended from time to time); and (iii) the licensee shall only provide such services to persons which are, and remain at all times, its clients in respect of its business in Type 1 regulated activity (dealing in securities), where the term “dealing in securities” is specified in Part 2 of Schedule 5 to the SFO and the term “virtual asset” is defined in section 53ZRA of the AMLO.

With respect to providing virtual asset advisory services, the HKSFC has imposed the following licensing conditions on Solomon JFZ: (i) the licensee shall comply with the “Terms and conditions for licensed corporations or registered institutions providing virtual asset advisory services” (as amended from time to time); and (ii) the licensee shall only provide such services to persons which are, and remain at all times, clients of the licensed corporation in respect of its business in Type 4 regulated activity (advising on securities), where the term “advising on securities” is specified in Part 2 of Schedule 5 to the SFO and the term “virtual asset” is defined in section 53ZRA of the AMLO.

The following table summarizes the licenses and permissions held by Solomon JFZ.

License/Permit	Issuing Authority	Issuance Date	Term	Restrictions
Type 1 license (dealing in securities)	HKSFC	January 10, 2017	No expiration date	No licensing conditions
Type 1 license (upgraded to offer virtual asset dealing services)	HKSFC	March 25, 2024	No expiration date

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

Type 4 license (advising on securities)	HKSFC	October 16, 2019	No expiration date	No licensing conditions
Type 4 license (upgraded to offer virtual asset advisory services)	HKSFC	March 25, 2024	No expiration date

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

Type 6 license (advising on corporate finance)	HKSFC	May 13, 2021	No expiration date	The licensee shall not advise on matters/transactions falling within the ambit of the Codes on Takeovers and Mergers and Share Buy-backs issued by the Commission & shall not act as sponsor in respect of an application for the listing on a recognized stock market of any securities
Type 9 license (asset management)	HKSFC	October 16, 2019	No expiration date	No licensing conditions
Type 9 license (upgraded to offer virtual asset management services)	HKSFC	August 25, 2025	No expiration date

Compliance with the “Terms and conditions for licensed corporations or registered institutions managing portfolios of virtual assets” (as amended from time to time). The term “virtual asset” is defined in section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance.

Key ongoing obligations of Solomon JFZ as a licensed corporation

i.	Remaining fit and proper

Licensed corporations, licensed representatives and registered institutions must remain fit and proper as defined under the SFO at all times. They are required to comply with all applicable provisions of the SFO and its subsidiary legislations as well as the codes and guidelines issued by the HKSFC.

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

(c)	the ability to carry on the regulated activity competently, honestly and fairly; and

(d)	the reputation, character, reliability and financial integrity,

of the applicant and other relevant persons as appropriate. The above fit and proper criteria serve as the fundamental basis when the HKSFC considers each license or registration application. Detailed guidelines are contained in the Fit and Proper Guidelines, the Licensing Handbook and the Guidelines on Competence published by the HKSFC.

ii.	Minimum capital requirements

Section 145 of the SFO provides that depending on the types of regulated activity a licensed corporation conducts, a licensed corporation is required to maintain at all times paid-up share capital and liquid capital not less than the specified amounts in the Securities and Futures (Financial Resources) Rules (Cap. 571N of the laws of Hong Kong) (the “FRR”).

The following table summarizes the minimum paid-up capital and liquid capital that a licensed corporation is required to maintain in respect of the types of regulated activities conducted by Solomon JFZ:

Regulated activity	Minimum paid-up share capital	Minimum liquid capital
Type 1 (dealing in securities) — where the corporation is an approved introducing agent or a trader	Not applicable	HK$500,000
Type 1 (dealing in securities) — where the corporation provides securities margin financing	HK$10,000,000	HK$3,000,000
Type 1 (dealing in securities) — in any other case	HK$5,000,000	HK$3,000,000
Type 4 (advising on securities) — where the corporation is subject to the licensing condition that it shall not hold client assets	Not applicable	HK$100,000
Type 4 (advising on securities) — in any other case	HK$5,000,000	HK$3,000,000
Type 6 (advising on corporate finance) — where the corporation acts as a sponsor (holding / not holding client assets)	HK$10,000,000	HK$3,000,000 / HK$100,000
Type 6 (advising on corporate finance) — where the corporation does not act as a sponsor (holding / not holding client assets)	HK$5,000,000 / Not applicable	HK$3,000,000 / HK$100,000
Type 9 (asset management) — where the corporation is subject to the licensing condition that it shall not hold client assets	Not applicable	HK$100,000
Type 9 (asset management) — in any other case	HK$5,000,000	HK$3,000,000

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

iii.	Responsible officer requirements

To conduct any regulated activity, a licensed corporation must appoint at least two responsible officers for each type of regulated activity. Among these officers, at least one should be an executive director, responsible for supervising the respective regulated activity. As of the date of this report, Solomon JFZ has three responsible officers to carry out Type 1 regulated activities, two responsible officers to carry out Type 4 regulated activities, one responsible officer to carry out Type 6 regulated activities and two responsible officers to carry out Type 9 regulated activities. Among the responsible officers, at least one of them is an executive director. As a result, we are currently in full compliance with the HKSFC requirements for Type 1, Type 4 and Type 9 regulated activities, but have not been in full compliance with the requirements as to the number of responsible officers for Type 6 regulated activities since March 20, 2026 because of Mr. Cheng Tze Bun’s resignation, and we has not, and will not, actively engage in providing Type 6 advising on corporate finance to customers, until the additional Responsible Officer is approved. As of the date hereof, we have not received further notice from HKSFC regarding approval or restriction on the relevant activities.

iv.	Notification to the HKSFC of certain events and changes

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

v.	Submission of audited accounts

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

vi.	Submission of financial resources returns

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

vii.	Payment of annual fees

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

viii.	Submission of annual returns

Section 138(4) of the SFO stipulates that each licensed corporation or licensed individual is required to submit an annual return to the HKSFC within one month after each anniversary date of his/her/its licenses. Failure to submit annual return before the due date could result in suspension and revocation of the license under sections 195(4)(b) and 195(6) of the SFO.

ix.	Continuous professional training (“CPT”)

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

x.	Obligation for substantial shareholders

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

xi.	Variation of regulated activity specified in license or certificate of registration

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

xii.	Modification or waiver of licensing requirements

Under the licensing requirements, a licensed corporation may apply in the prescribed manner and payment of the prescribed fee to the HKSFC for modification or waiver of the conditions imposed or certain other requirements specified in section 134 of the SFO.

xiii.	Maintenance of insurance against specified risks

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

xiv.	Other key ongoing obligations

Outlined below are other key ongoing obligations of a licensed corporation:

●	payment of the prescribed fees to the HKSFC as described in Schedule 1 to the Securities and Futures (Fees) Rules (Chapter 571AF of the Laws of Hong Kong);

●	keep records in accordance with the requirements under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

●	submission of audited accounts and other required documents in accordance with the requirements under the Securities and Futures (Accounts and Audit) Rules (Chapter 571P of the Laws of Hong Kong);

●	exhibit the printed license or certificate of registration (as the case may be) in a prominent place at its principal place of business in accordance with the requirements under the Securities and Futures (Miscellaneous) Rules (Chapter 571U of the Laws of Hong Kong); and

●	compliance with business conduct requirements under the Code of Conduct, the Internal Control Guidelines and other applicable codes and guidelines issued by the HKSFC.

b.	AX COIN — Stablecoin Issuance and Related Regulatory Framework

In Hong Kong, the Stablecoins Ordinance, which came into effect on August 1, 2025, established a licensing regime administered by the Hong Kong Monetary Authority (the “HKMA”) for issuers of fiat-referenced stablecoins. Under the regime, any person who issues a fiat-referenced stablecoin in Hong Kong, or issues a stablecoin that references the value of the Hong Kong dollar, in the course of business, must be licensed by the HKMA and must comply with requirements relating to, among other things, full backing of the stablecoin by high-quality and highly liquid reserve assets, segregation and safekeeping of reserve assets, redemption at par value, and robust anti-money laundering, disclosure and governance standards. As of the date of this report, no member of our group issues fiat-referenced stablecoins in Hong Kong, and our group continues to monitor and evaluate the Hong Kong stablecoin licensing regime in connection with its stablecoin infrastructure business.

Our subsidiary AX Coin Bahrain B.S.C. (c), an indirect subsidiary held through AX Coin HK Limited, was granted a licence to provide regulated services by the Central Bank of Bahrain (the “CBB”) on June 1, 2026, subject to the provisions of Decree No. 64 of 2006 with respect to promulgating the Central Bank of Bahrain and Financial Institutions Law and its amendments (the “CBB Law”). The licence is of the type “Capital Markets — Stablecoin Issuer” and authorizes AX Coin Bahrain B.S.C. (c) to carry on the business of issuing stablecoins as a regulated service in the Kingdom of Bahrain, which includes: (i) the issuance and offering of fiat-backed stablecoins supported by reserve assets maintained in accordance with the CBB’s stablecoin issuance and offering requirements; (ii) the minting, distribution and redemption of such stablecoins for clients; and (iii) the operation of related stablecoin management functions, including reserve asset administration, wallet and custody arrangements for issued stablecoins, and integration of the stablecoins with permitted digital asset networks. Prior to the grant of the licence, AXCOIN had been granted the first stablecoin issuer licence on an in-principle basis from the CBB, and the licence was formally issued upon completion of the CBB’s final regulatory approval process. AX Coin’s principal business is the issuance of enterprise-grade stablecoins and the operation of a B2B infrastructure platform for payments, treasury management and tokenized asset settlement, marketed under the AX COIN brand.

Key ongoing regulatory obligations of AX Coin Bahrain B.S.C. (c) as a licensed stablecoin issuer

As a licensee of the CBB, AX Coin Bahrain B.S.C. (c) is subject to the CBB Law and the relevant modules of the CBB Rulebook Volume 6 applicable to stablecoin issuers, in particular the Stablecoin Issuance and Offering (SIO) Module and the Financial Crime (FC) Module. Its key ongoing regulatory obligations include the following:

Reserve asset backing. The licensee must ensure that each stablecoin in circulation is fully backed at all times (1:1 ratio) by reserve assets whose aggregate market value is at least equal to the par value of the stablecoins in circulation. Reserve assets must consist of high-quality and highly liquid assets denominated in the currency referenced by the stablecoin (or in currencies otherwise permitted by the CBB), with prudent limits on credit, market and concentration risks.

Segregation and safekeeping of reserve assets. Reserve assets must be segregated from the licensee’s own assets and held with appropriately licensed custodians or financial institutions, under arrangements designed to protect the reserve assets from claims of the licensee’s creditors in the event of the licensee’s insolvency.

Redemption at par. The licensee must grant holders of the stablecoin a direct redemption right at par value against the referenced fiat currency, and must process redemption requests within the timeframes prescribed by the CBB without imposing unreasonable conditions or fees.

Disclosure and reporting. The licensee must publish a white paper or equivalent disclosure document describing the stablecoin arrangement, disclose on an ongoing basis the composition and value of the reserve assets, obtain periodic independent attestations or audits of the reserve assets, and submit regulatory returns and audited financial statements to the CBB within the prescribed time limits.

Prudential, governance and AML/CFT requirements. The licensee must maintain the minimum capital prescribed by the CBB (which may be calculated based on the par value of the stablecoins in circulation), maintain robust corporate governance, risk management, internal control, technology risk and cybersecurity frameworks, obtain the CBB’s prior approval for controllers and key persons in controlled functions, and comply with Bahrain’s anti-money laundering and counter-terrorist financing requirements under the CBB’s Financial Crime Module and applicable Bahraini law.

Supervision and enforcement. The licensee is subject to the ongoing supervision of the CBB, which has the power to conduct inspections, require the production of information, impose directives and administrative penalties, and suspend or revoke the licence in the event of non-compliance with the CBB Law or the CBB Rulebook.

Payment and Money Services Registrations and Licences

Following the completion of our acquisition of the AlloyX Group in September 2025, our group’s regulated footprint expanded to include payment and money services registrations and licences in the United States, Canada and Singapore, which support the AlloyX Group’s stablecoin payment, cross-border settlement and digital asset infrastructure businesses.

c.	GPL Remittance Pte. Ltd. — Major Payment Institution Licence (Singapore)

In Singapore, the Payment Services Act 2019 (the “PS Act”), administered by the Monetary Authority of Singapore (the “MAS”), provides a consolidated licensing and regulatory framework for payment service providers. Under the PS Act, a person carrying on a business of providing any regulated payment service must hold a payment service provider licence, which may be granted as a money-changing licence, a standard payment institution licence or a major payment institution licence. A major payment institution licence is required where the volume or value of payment transactions exceeds the thresholds specified in the PS Act, and major payment institutions are subject to more stringent prudential and safeguarding requirements commensurate with the scale of their activities.

Our subsidiary GPL Remittance Pte. Ltd. holds a Major Payment Institution licence (Licence No. PS20200168) issued by the MAS on January 28, 2020 under the PS Act, and is licensed to carry on a business of providing the following regulated payment services:

Money-changing service. The licensee is permitted to carry on a business of buying or selling foreign currency notes in Singapore, enabling it to provide currency exchange services to its customers.

Cross-border money transfer service. The licensee is permitted to carry on a business of: (i) accepting money for the purpose of transmitting, or arranging for the transmission of, money to any country or territory outside Singapore; and (ii) receiving money from any country or territory outside Singapore for, or arranging for the receipt of money by, any person in Singapore, enabling it to provide inbound and outbound cross-border remittance and settlement services.

The licence is subject to the conditions that the licensee must notify the MAS of significant changes to its business model, and must notify the MAS of any change in business address, phone number, email address or other contact details within seven days of such change. Under section 122(8) of the PS Act, the holder of this licence continues to be subject to every condition or restriction imposed under the Money-Changing and Remittance Businesses Act or the Payment Systems (Oversight) Act prior to January 28, 2020.

Key ongoing regulatory obligations of GPL Remittance Pte. Ltd. as a Major Payment Institution

As a major payment institution, GPL Remittance Pte. Ltd. is subject to the ongoing statutory and regulatory obligations under the PS Act, the Payment Services Regulations 2019 and the notices and guidelines issued by the MAS thereunder, which include the following:

Base capital requirement. The licensee must maintain at all times a base capital of not less than S$250,000, being the minimum amount prescribed for a major payment institution under the Payment Services Regulations 2019, so as to ensure that the licensee remains adequately capitalized relative to the scale of its payment services business.

Security requirement. The licensee must maintain with the MAS a security of: (i) S$100,000, where the average, over a calendar year, of the total value of all payment transactions that are accepted, processed or executed by the licensee in one month does not exceed S$6 million for any one payment service; or (ii) S$200,000, in any other case. The security must be provided in the form of a cash deposit with the MAS or a bank guarantee in favor of the MAS, and stands as security for the due performance by the licensee of its obligations under the PS Act and for any liabilities arising from its provision of payment services.

Safeguarding of customer moneys. Pursuant to section 23 of the PS Act and Regulation 17 of the Payment Services Regulations 2019, the licensee must safeguard “relevant money” received from, or on account of, its customers no later than the end of the business day following the day of receipt, by means of one or more of the prescribed safeguarding measures: (i) an undertaking or guarantee from a safeguarding institution (being a bank, a merchant bank or such other prescribed financial institution in Singapore) to be fully liable to the customer for such money; (ii) the deposit of such money in a trust account maintained with a safeguarding institution; or (iii) safeguarding such money in such other manner as may be prescribed by the MAS from time to time, in each case so that customer moneys are segregated from the licensee’s own assets and protected from claims of the licensee’s creditors in the event of the licensee’s insolvency.

Anti-money laundering and countering the financing of terrorism. The licensee must implement and maintain an AML/CFT compliance program in accordance with MAS Notice PSN01 (Prevention of Money Laundering and Countering the Financing of Terrorism — Holders of Payment Services Licence (Specified Payment Services)) and the related MAS guidelines, which require, among other things: (i) an enterprise-wide assessment of the money laundering and terrorist financing risks associated with the licensee’s business; (ii) risk-based customer due diligence, including the identification and verification of customers and their beneficial owners, and enhanced due diligence for higher-risk customers such as politically exposed persons; (iii) screening of customers and transactions against relevant sanctions and terrorist designation lists; (iv) ongoing monitoring of business relationships and scrutiny of transactions; (v) record-keeping for the prescribed periods; and (vi) the prompt filing of suspicious transaction reports with the Suspicious Transaction Reporting Office of the Singapore Police Force, with a copy extended to the MAS.

Notification of significant changes. The licensee must notify the MAS of, or obtain the MAS’s prior approval for, certain events and changes, including: (i) the appointment of its chief executive officer, directors and partners, which requires the MAS’s prior approval; (ii) any person becoming a 20% controller of the licensee, which requires the MAS’s prior approval; (iii) significant changes to its business model, the types of payment services it provides or its safeguarding arrangements; (iv) any change in its business address, contact details or other prescribed particulars within the prescribed time limits; and (v) any event that materially impedes or impairs the operations of the licensee, including any insolvency event, as soon as practicable after its occurrence.

Periodic regulatory reporting and audit. The licensee must: (i) submit periodic regulatory returns in respect of each payment service it provides, in the prescribed forms and within the prescribed time limits; (ii) lodge its annual audited financial statements with the MAS within the prescribed period after the end of each financial year; and (iii) appoint an auditor to carry out an annual audit of its accounts and transactions and its compliance with the applicable requirements of the PS Act, including the safeguarding and AML/CFT requirements, and to submit the auditor’s report to the MAS in the prescribed form.

Risk management and internal controls. The licensee must maintain governance, risk management and internal control frameworks commensurate with the nature, scale and complexity of its business, including compliance with the applicable MAS notices and guidelines on technology risk management, cyber hygiene, business continuity management and outsourcing, and must ensure that its directors and key officers remain fit and proper in accordance with the MAS’s fit and proper criteria.

Supervision and enforcement. The licensee is subject to the ongoing supervision of the MAS, which has the power to, among other things, conduct on-site inspections and off-site reviews, require the production of information and documents, issue written directions to the licensee, impose additional licence conditions, impose civil or administrative penalties for contraventions of the PS Act, and suspend or revoke the licence in circumstances prescribed under the PS Act, including where the licensee fails to comply with the applicable regulatory requirements or ceases to be fit and proper.

d.	Bravo Valor Partners Ltd. — Money Services Business Registration (United States)

In the United States, the Bank Secrecy Act (the “BSA”) and its implementing regulations administered by the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of the Treasury require any person doing business as a money services business (“MSB”), including money transmitters, dealers in foreign exchange and sellers of money orders, to register with FinCEN and to comply with the anti-money laundering program, recordkeeping and reporting requirements applicable to MSBs. Registration with FinCEN is a federal requirement that applies in addition to any state-level money transmitter licensing requirements that may apply to particular activities conducted in individual U.S. states.

Our subsidiary Bravo Valor Partners Ltd. is registered as an MSB with FinCEN (MSB Registration Number 31000187053707, initial registration received April 12, 2021), pursuant to the BSA regulations at 31 CFR 1022.380(a)-(f). The registration is nationwide in scope, covering all U.S. states and territories, and permits Bravo Valor Partners Ltd. to engage in the following core MSB activities:

Dealer in foreign exchange. The registrant is permitted to engage in the business of exchanging the currency of one country for the currency of another country in amounts exceeding US$1,000 for any one person on any one day, enabling it to provide foreign currency exchange and conversion services.

Money transmitter. The registrant is permitted to engage in the business of accepting currency, funds or other value that substitutes for currency from one person and transmitting such currency, funds or value to another location or person by any means, including through a financial agency or institution, an electronic funds transfer network or an informal value transfer system, enabling it to provide domestic and cross-border funds transmission services.

Seller of money orders. The registrant is permitted to engage in the business of selling money orders in amounts exceeding US$1,000 for any one person on any one day.

The MSB registration is a registration regime administered at the federal level and does not itself constitute a licence; money transmission activities conducted in individual U.S. states may separately require state-level money transmitter licences, and Bravo Valor Partners Ltd. conducts its activities in a manner designed to comply with the applicable federal and state requirements.

Key ongoing regulatory obligations of Bravo Valor Partners Ltd. as a registered MSB

As a registered MSB, Bravo Valor Partners Ltd. is subject to the ongoing requirements of the BSA and the implementing regulations of FinCEN thereunder, which include the following:

Written anti-money laundering program. The MSB must develop, implement and maintain an effective written anti-money laundering program that is reasonably designed to prevent the MSB from being used to facilitate money laundering and the financing of terrorist activities, and that is commensurate with the risks posed by the location, size, nature and volume of the financial services it provides. At a minimum, the program must incorporate the following four pillars: (i) written policies, procedures and internal controls reasonably designed to assure ongoing compliance with the BSA; (ii) the designation of a qualified compliance officer responsible for assuring day-to-day compliance with the program and the BSA; (iii) an ongoing education and training program for appropriate personnel concerning their responsibilities under the program; and (iv) independent testing or review of the program, conducted by an officer, employee or third party with sufficient knowledge of and independence from the functions being reviewed, to monitor and maintain the adequacy of the program.

Suspicious activity reporting. The MSB must file suspicious activity reports (“SARs”) with FinCEN in respect of transactions conducted or attempted by, at or through the MSB involving or aggregating funds or other assets of at least US$2,000 where the MSB knows, suspects or has reason to suspect that the transaction: (i) involves funds derived from illegal activity or is intended to hide or disguise such funds; (ii) is designed to evade the requirements of the BSA; (iii) has no business or apparent lawful purpose; or (iv) involves the use of the MSB to facilitate criminal activity, in each case within the prescribed filing deadlines and subject to the strict confidentiality restrictions prohibiting the disclosure of the existence of a SAR.

Currency transaction reporting. The MSB must file currency transaction reports (“CTRs”) with FinCEN for each transaction in currency (deposit, withdrawal, exchange or other payment or transfer) of more than US$10,000 conducted by, through or to the MSB by, or on behalf of, the same person on the same business day, with multiple currency transactions being aggregated and treated as a single transaction where the MSB has knowledge that they are conducted by or on behalf of the same person.

Recordkeeping requirements. The MSB must create and maintain records of certain transactions for a retention period of at least five years, including: (i) records required under the funds transfer recordkeeping rules and the so-called “travel rule,” which requires the collection, retention and transmission of specified originator and beneficiary information for transmittals of funds of US$3,000 or more; (ii) records of each currency exchange in excess of US$1,000; and (iii) records relating to the issuance or sale of money orders of US$3,000 or more, in each case in a form that is retrievable and available to FinCEN and other authorized examining authorities upon request.

Registration renewal and updates. The MSB must renew its registration with FinCEN every two calendar years by filing a renewed Registration of Money Services Business (FinCEN Form 107), and must re-register or update its registration within the prescribed time limits upon the occurrence of certain events, including a transfer of ownership or control of the MSB, a change in the taxpayer identification number, or a material change in the information previously reported, and must maintain a current agent list where applicable and make such list available upon request to FinCEN and other authorized examining authorities.

Ongoing compliance monitoring and independent review. The MSB must monitor its compliance with the BSA on an ongoing basis, including through periodic independent reviews of the adequacy and effectiveness of its anti-money laundering program, and must document and remediate any deficiencies identified in such reviews.

Supervision and enforcement. The MSB is subject to examination for BSA compliance by the Internal Revenue Service, to which FinCEN has delegated examination authority for MSBs, and to the enforcement authority of FinCEN, which may, among other things, require the production of information, impose civil money penalties for violations of the BSA and its implementing regulations, including for the failure to register or to maintain an effective anti-money laundering program, and refer matters for criminal prosecution; the operation of an unregistered money transmitting business may also constitute a federal criminal offense under 18 U.S.C. § 1960, and state regulators may separately exercise licensing and enforcement authority over money transmission activities conducted in their respective states.

e.	Gello Finance Ltd. — Money Services Business Registration (Canada)

In Canada, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (the “PCMLTFA”) and its associated regulations, administered by the Financial Transactions and Reports Analysis Centre of Canada (“FINTRAC”), require any person or entity engaged in the business of foreign exchange dealing, remitting or transmitting funds, issuing or redeeming money orders or similar negotiable instruments, or dealing in virtual currencies to register with FINTRAC as a money services business before commencing such activities. The FINTRAC regime is a registration framework rather than a comprehensive licensing regime: registration with FINTRAC does not constitute an endorsement or licensing of the registrant’s business by FINTRAC, but is a mandatory precondition to carrying on money services business activities in Canada and subjects the registrant to the full compliance, reporting and record-keeping obligations of the PCMLTFA. Registration must be renewed every two years and may be revoked where the registrant ceases to meet the applicable requirements.

Our subsidiary Gello Finance Ltd. is registered as a money services business with FINTRAC under the PCMLTFA, and its current registration is valid until April 30, 2028, subject to renewal in accordance with FINTRAC requirements. The registration permits Gello Finance Ltd. to carry on the following money services business activities in Canada, in accordance with the services declared in its registration:

Foreign exchange dealing. The registrant is permitted to conduct transactions involving the exchange of one type of currency for another, such as the exchange of Canadian dollars for U.S. dollars, enabling it to provide currency exchange and conversion services.

Money transferring. The registrant is permitted to transfer funds from one person or entity to another using an electronic funds transfer network or any other method, enabling it to provide domestic and cross-border remittance and funds transfer services.

Dealing in virtual currencies. The registrant is permitted to provide virtual currency exchange services (including exchanging funds for virtual currency, virtual currency for funds, and one virtual currency for another) and virtual currency transfer services (including transferring virtual currency at the request of a client and receiving a transfer of virtual currency for remittance to a beneficiary).

Key ongoing regulatory obligations of Gello Finance Ltd. as a registered MSB

As a money services business registered with FINTRAC, Gello Finance Ltd. is subject to the ongoing requirements of the PCMLTFA and its associated regulations, including the heightened standards for risk-based and effective compliance programs introduced by recent regulatory updates. Its key ongoing regulatory obligations include the following:

Compliance program. The MSB must establish, implement and maintain a documented, risk-based and effective compliance program, which must include the following five core elements: (i) the appointment of a compliance officer with the authority, knowledge and resources necessary to discharge his or her responsibilities; (ii) the development and application of written compliance policies and procedures that are kept up to date and approved by a senior officer; (iii) a documented risk assessment of the money laundering and terrorist financing risks associated with the MSB’s clients, products, services, delivery channels, geographic locations and new technologies; (iv) a written and ongoing compliance training program for its employees, agents and mandataries; and (v) a review of the effectiveness of the compliance program, conducted at least every two years by an internal or external auditor or other qualified person, the results of which must be reported to a senior officer.

Client identification and verification. The MSB must verify the identity of clients, using the methods prescribed by the regulations, in the circumstances specified therein, including: (i) large cash transactions and large virtual currency transactions of C$10,000 or more; (ii) electronic funds transfers and virtual currency transfers of C$1,000 or more; (iii) foreign exchange transactions and the issuance or redemption of money orders or similar negotiable instruments of C$3,000 or more; and (iv) any transaction in respect of which a suspicious transaction report is required, and must also determine whether clients are acting on behalf of third parties, ascertain beneficial ownership where required, and make politically exposed person determinations in the prescribed circumstances.

Record-keeping requirements. The MSB must keep the records prescribed by the regulations, including transaction records, large cash and large virtual currency transaction records, electronic funds transfer records (including the originator and beneficiary information required under the applicable “travel rule” requirements), client identification records, third-party determination records and copies of reports filed with FINTRAC, generally for a period of at least five years from the date the record was created or the business relationship ended, and in a manner that enables the records to be provided to FINTRAC within 30 days of a request.

Suspicious transaction and other reporting. The MSB must report to FINTRAC: (i) suspicious transactions and attempted suspicious transactions where there are reasonable grounds to suspect that a transaction is related to the commission or attempted commission of a money laundering or terrorist activity financing offence, as soon as practicable after the measures that gave rise to the suspicion have been taken; (ii) large cash transactions and large virtual currency transactions of C$10,000 or more received in a single transaction or in multiple transactions within 24 hours; (iii) international electronic funds transfers of C$10,000 or more sent or received at the request of a client; and (iv) terrorist property in its possession or control, in each case within the prescribed timeframes and in the prescribed form.

Registration maintenance and change notifications. The MSB must keep its registration information with FINTRAC up to date and must notify FINTRAC of any change to its registration information, including changes to its name, business address, services offered, bank account information, senior officers, directors or agents, within 30 days of the change, and must renew its registration every two years prior to its expiry, failing which the registration will cease to be valid.

Supervision and enforcement. The MSB is subject to the ongoing supervision of FINTRAC, which has the authority to conduct compliance examinations, require the production of documents and information, enter into compliance agreements, issue administrative monetary penalties for non-compliance with the PCMLTFA and its regulations (with published notices of such penalties), revoke or refuse to renew an MSB registration in prescribed circumstances, and disclose cases of extensive non-compliance to law enforcement for potential criminal prosecution; it is a criminal offence to engage in money services business activities in Canada without being registered with FINTRAC.

The following table summarizes the licenses, permissions and registrations held by our subsidiaries other than Solomon JFZ.

License/Permit/ Registration	Holder	Issuing Authority	Issuance/Approval Date	Term	Scope/Restrictions
Capital Markets — Stablecoin Issuer licence	AX Coin Bahrain B.S.C. (c)	Central Bank of Bahrain	June 1, 2026	No expiration date, subject to ongoing CBB requirements	Issuance of regulated stablecoins under Decree No. 64 of 2006 (CBB and Financial Institutions Law)
MSB Registration (No. 31000187053707)	Bravo Valor Partners Ltd.	FinCEN, U.S. Department of the Treasury	April 12, 2021	Subject to renewal in accordance with FinCEN requirements	Nationwide registration (all U.S. states and territories) as a dealer in foreign exchange, money transmitter and seller of money orders under the BSA
MSB Registration	Gello Finance Ltd.	FINTRAC, Canada	Registered under the PCMLTFA	Valid until April 30, 2028, subject to renewal	Foreign exchange dealing, money transferring and dealing in virtual currencies under the PCMLTFA; registration regime administered by FINTRAC
Major Payment Institution Licence (No. PS20200168)	GPL Remittance Pte. Ltd.	Monetary Authority of Singapore	January 28, 2020	No expiration date, subject to ongoing MAS requirements	Money-changing service and cross-border money transfer service under the Payment Services Act 2019

IV. Recent Regulatory Developments Relating to Virtual Assets, Tokenization and Stablecoins

The HKMA and the HKSFC have crafted a forward-thinking regulatory environment that balances innovation with stability under the principle of “same activity, same risk, same regulation.” Initiatives such as Project Ensemble, launched in 2024, have tested tokenized assets in a sandbox environment, while the Stablecoins Ordinance, effective August 1, 2025, regulates fiat-referenced stablecoins to ensure transparency and financial security. The HKSFC’s ASPIRe Roadmap further outlines virtual asset initiatives ranging from token listings to staking. Our group has positioned itself to participate in these developments through its licensed subsidiaries in a measured and compliant manner.

In December 2024, the Company, in partnership with China Asset Management (Hong Kong) Limited, HSBC, Hang Seng Bank, OSL exchanges and Fosun Wealth Holdings, submitted a sandbox trial to the HKMA under the Project Ensemble Sandbox, becoming one of the first-phase testers of the sandbox launched in August 2024, which initially explored the “Fixed Income and Investment Funds” use case for the local application of tokenized currencies and assets. Building on the successful outcomes of the Project Ensemble Sandbox experimentation, in November 2025 the HKMA launched the pilot phase of Project Ensemble, known as “EnsembleTX,” and Solomon JFZ was selected as one of the participating industry pioneers named in the HKMA’s announcement of the pilot. Under EnsembleTX, Solomon JFZ collaborates with other leading institutions to facilitate interbank transactions involving tokenized deposits and tokenized fund subscriptions through the HKMA’s blockchain-based infrastructure. The pilot is designed to enable faster, more transparent and more efficient settlement of real-value tokenized transactions, with an initial focus on the use of tokenized deposits in tokenized money market fund transactions and on real-time liquidity and treasury management, marking Hong Kong’s transition from proof-of-concept experimentation to real-value transaction applications in its tokenization ecosystem.

Solomon JFZ, through its securities brokerage platform, distributes the ChinaAMC HKD Digital Money Market Fund, Hong Kong’s first tokenized money market fund available to retail investors, which was launched on February 28, 2025 and is issued by China Asset Management (Hong Kong) Limited. In addition, Solomon Wealth, through its subsidiary Solomon Global Asset Management Limited, acts as the fund manager of Solowin Digital Horizon SP, a Cayman-domiciled tokenized fund focused on bridging traditional finance with the on-chain ecosystem, and Solomon JFZ has received approval to distribute private tokenized fund products to its clients. Through the AlloyX Group’s FERION platform, our group also provides real-world asset (“RWA”) tokenization services, encompassing asset evaluation, token issuance, trading and redemption, with compliance and lifecycle management processes designed to adhere to applicable regulations in the relevant jurisdictions.

In February 2026, AXG Investment Ltd., a subsidiary of the AlloyX Group, launched virtual asset structured investment products linked to Bitcoin and Ethereum, with Solomon JFZ, as an SFC-licensed corporation, responsible for providing sales and related services to qualified investors. With this launch, Solomon JFZ became one of the first brokerage institutions in Hong Kong to officially launch virtual asset structured products under the HKSFC regulatory framework. The products comply with the SFO and are available exclusively to professional investors, with compliance features that include independent custody through licensed virtual asset trading platforms, multi-signature wallets, on-chain auditability and standardized legal documentation tailored for institutional participation.

V. Compliance

We maintain internal control systems, risk management procedures and compliance functions that are designed to ensure ongoing compliance by each of its licensed and registered subsidiaries with the applicable regulatory capital, liquidity, client asset protection, record-keeping and reporting requirements in the jurisdictions in which they operate. Each licensed subsidiary has adopted anti-money laundering and counter-terrorist financing policies, procedures and controls, including client due diligence, ongoing transaction monitoring, sanctions screening and suspicious transaction reporting, commensurate with the nature and scale of its business and consistent with the requirements of the HKSFC, the Registrar of Companies of Hong Kong, the HKMA, the MAS, FinCEN, FINTRAC and the CBB, as applicable. In respect of its virtual asset, tokenization and stablecoin related activities, we apply enhanced safeguards for investor protection, including independent custody arrangements with licensed platforms, segregation of client assets, on-chain auditability, smart contract review, and standardized legal documentation, and provides such services only to eligible categories of clients in accordance with the conditions of the relevant licenses and approvals. As of the date of this report, we believe that each of our subsidiaries is in compliance in all material respects with the applicable laws, regulations, licensing conditions and regulatory requirements of the jurisdictions in which it conducts its regulated businesses.

C. Organizational Structure

See “—A. History and Development of the Company—Corporate Structure” above for details of our current organizational structure.

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

Our wealth management center is located at Unit Nos.8505B-8506A of Level 85, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. Solowin entered into an office tenancy agreement with Sun Hung Kai Real Estate (Sales and Leasing) Agency Limited, agent for the landlord, “City Lion Investment Limited” on January 12, 2024, pursuant to which Solowin leased the premises as office for a term of two years, from January 12, 2024 until January 11, 2026, and subsequently renewed with a term of two years, from January 12, 2026 until January 11, 2028. Solowin agreed to pay the landlord a monthly rent in an amount of HK$376,575 and HK$351,470 (approximately $48,278 and $45,060, respectively).

AlloyX HK entered into an office tenancy agreement with HKL (Jardine House) Limited on December 5, 2024, pursuant to which AlloyX HK leased the premises as office for a term of 3 years, from December 5, 2024 to November 30, 2027. AlloyX HK agreed to pay the landlord a monthly rent in an amount of HK$390,344 (approximately $50,044).

AlloyX HK also entered into an office tenancy agreement with Longling Limited on June 1, 2025, pursuant to which AlloyX HK leased the premises as office for a term of 5 years, from June 1, 2025 to July 30, 2030. AlloyX HK agreed to pay the landlord a monthly rent in an amount of HK$90,000 (approximately $11,538).

The following table summarizes the information of the real property leased by the Company:

Location	Type of Right	Area	Usage	Term
Room 1910-1912A, Tower 3, China Hong Kong City, 33 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	Lease	Land use right area 3,586 sf/property area 3,586 sf	Other commercial service land/office space	Land use right ends November 1, 2026
Unit Nos.8505B-8506A of Level 85, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong	Lease	Land use right area5,021 sf./property area 5, 021 sf.	Other commercial service land/office space	Land use right ends January 11, 2028
Unit 1710 - 1714, Jardine House, 1 Connaught Place, Central, Hong Kong	Lease	Land use right area 3,308 sf./property area 3,308 sf.	Other commercial service land/office space	Land use right ends November 30, 2027
17/F, Cai Building, 54 to 58 Electric Road, Tin Hau, Hong Kong	Lease	Land use right area 2,041 sf./property area 2,041 sf.	Other commercial service land/office space	Land use right ends July 30, 2030

Each of the tenancy agreements was duly stamped and registered at the Land Registry of Hong Kong. No legal title will be transferred to us at the end of the lease period. We intend to renew the lease upon its expiration. We believe the above facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

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

A. Operating Results

Overview

The Company is a regulated global fintech company integrating traditional finance, digital assets and artificial intelligence. Founded in 2016 and headquartered in Hong Kong, the Company underwent a fundamental strategic transformation in fiscal 2026 following the acquisition of AlloyX Group, repositioning itself from a Hong Kong-centric securities brokerage firm into a global dual-pillar digital economy infrastructure platform focused on Digital Asset Tokens and AI Tokens.

The Company maintains a globally regulated business footprint through its core subsidiaries. Its Hong Kong arm holds full HKSFC Type 1, 4, 6 and 9 licenses for securities, corporate finance, asset management and virtual asset regulated services. The Company also possesses valid payment and money services qualifications in Singapore, the United States and Canada. In June 2026, its Bahrain subsidiary became the world’s first recipient of a formal stablecoin issuer license under the Central Bank of Bahrain framework, supporting its global stablecoin issuance and cross-border payment infrastructure business.

Solowin operates two core business verticals. Its Digital Asset Tokens segment covers cross-border payment and stablecoin treasury systems, RWA tokenization platform and blockchain protocol solutions, offering compliant tokenization, settlement and decentralized financial services. Its AI Tokens segment is anchored by full-stack AI platform, delivering AI model aggregation, intelligent agent governance and enterprise cloud infrastructure services. The Company continues to retain its mature traditional brokerage, wealth management and asset management businesses to form a diversified and compliant revenue ecosystem.

Fiscal 2026 represented a transformative high-growth year for the Company, with total revenue surging nearly tenfold year-over-year, alongside substantial increases in trading volume, assets under administration, payment throughput and tokenized asset scale. Consistent with its global expansion strategy, the Company incurred net losses driven by ongoing investments in technology research, regulatory compliance and business scaling. The Company’s future growth is primarily driven by the expansion of its institutional AI client base and the continued commercialization of its global payment and digital asset infrastructure business lines.

As of March 31, 2026, our financial and operating highlights were as follows:

●	Revenue increased approximately 10x to $28.05 million for the fiscal year ended March 31, 2026 as compared to $2.82 million for the same period of last year;

●	Net loss increased by 56% to $13.29 million for the fiscal year ended March 31, 2026, as compared to $8.54 million for the same period of last year;

●	Basic and diluted loss per share improved by 79% to $0.11 for the fiscal year ended March 31, 2026, as compared to $0.53 for the same period of last year;

●	The AX ONE platform launched and has processed Total Payment Volume reaching $226 million;

●	The FERION platform launched 10 RWA projects, and Total Value Tokenized reached $52million;

●	The KOVAR platform launched KovaRouter, our enterprise AI model aggregation and intelligent routing platform, and continued to develop and commercialize the Know-your-Agent governance layer;

●	Assets under Administration on SOLOMON platform increased by 347% to $848.8 million as compared to $189.8 million for the same period of last year; and

●	Total trading volume of stablecoins and fiat currencies increased by 395% to $1.04 billion as compared to $210 million for the same period of last year.

●	AX Coin Bahrain received the stablecoin issuer license in-principle approval from the Central Bank of Bahrain (“CBB”). Following the fiscal year end, in June 2026, it was officially granted the full license by the CBB to carry out stablecoin issuer activities — the first license granted under the CBB’s stablecoin regulatory framework.

Principal Factors Affecting Our Financial Performance

Our consolidated operating results are primarily affected by the following factors:

●	Scale of stablecoin issuance, circulation and institutional adoption.

A core portion of our revenue is derived from stablecoin reserve yield, minting/redemption fees and cross-border payment transaction fees. Our top-line performance is directly determined by the circulating scale of our AXUSD and AXBHD stablecoins, institutional adoption volume, and the overall market outlook for regulated stablecoin applications in cross-border settlement and treasury management.

●	Transaction volume across our digital asset and payment platforms.

Our fee-based revenue is highly correlated with business activity volume generated by our core platforms. Total payment volume processed by the AX ONE payment infrastructure, RWA tokenization project scale and trading volume executed on the FERION platform, and stablecoin and fiat trading volume across our ecosystem directly drive transaction fee and tokenization service income.

●	Enterprise client demand and usage intensity for AI infrastructure services.

AI model invocation fees, platform subscription fees and enterprise solution integration fees represent our fast-growing revenue streams. Our revenue growth relies entirely on continuous enterprise client demand, sustained usage of the AI routing and agent governance systems, and scaled deployment of our AI infrastructure solutions.

●	Institutional client concentration and key client retention.

Following our strategic transformation, our revenue is heavily concentrated among a limited number of institutional enterprise and financial clients, rather than retail users. Sustained cooperation, repeat orders and expanding service consumption by major institutional clients are critical to our revenue stability. The loss or reduced spending of key clients will directly lower our consolidated revenue.

●	Global interest rate levels affecting stablecoin reserve yields.

Interest income generated from stablecoin reserve assets is a key recurring revenue component. Fluctuations in global market interest rates directly impact the yield level of our high-quality reserve portfolios, resulting in direct variability in our interest revenue.

●	Market competition and industry pricing pressure.

We face ongoing competition from global stablecoin issuers, traditional financial institutions and alternative AI infrastructure providers. Competitive dynamics may drive pricing compression for tokenization fees, payment processing charges and AI service fees, restricting our revenue margin and growth potential.

●	Regulatory restrictions on revenue-generating business scope.

Regulatory changes in Bahrain, Hong Kong and other jurisdictions may limit permissible stablecoin activities, virtual asset service scope, RWA tokenization models and AI financial service scenarios. Any regulatory restrictions on our revenue-bearing businesses will directly constrain our income generation capacity.

●	Traditional capital market activity and client asset scale.

Our securities brokerage, asset management and wealth management revenue is affected by Hong Kong market activity, IPO and fundraising volume, client trading frequency and total assets under administration. Market fluctuations directly impact trading commissions, management fees and corporate finance income.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong each are subject to Hong Kong profit tax at a rate of (1) 8.25% on the assessable profits up to HK$2,000,000; and (2) 16.5% on any part of assessable profits over HK$2,000,000. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiaries for the fiscal year ended March 31, 2023. Income tax expense of nil and $19,000 was recorded for the fiscal year ended March 31, 2026 and 2025. Hong Kong does not impose a withholding tax on dividends.

Our Reportable Segments

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

The Company’s CODM are the Executive Directors and Chief Executive Officer, who review the operation results by customer base of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment.

With the recent developments in the Company’s business, the Company has reorganized its business segments which now consist of two reportable segments: (i) Digital Asset Tokens, and (ii) AI Tokens (“Segment Reorganization”). As part of the Segment Reorganization, the Company has:

●	combined the former “Investment advisory fees” and “Corporate consultancy service income” as “Consultancy service fee”.

●	combined the former “Securities and virtual assets brokerage commissions and handling income” and “Referral income” as “Transaction service fee”.

●	renamed the former “Asset management income - related parties” as “Asset management service fee”.

●	combined “Interest income”, “Tokenization service fee”, “Transaction service fee”, “Asset management service fee”, and “Consultancy service fee” as a new segment “Digital Asset Tokens”.

●	introduced a new segment, “AI Tokens” containing “AI infrastructure service fee”.

Results of Operations

Comparison of Years Ended March 31, 2026, 2025 and 2024

	Year Ended March 31			Increase (Decrease) For Year Ended March 31
	2026	2025	2024	2026 and 2025		2025 and 2024
	$’000	$’000	$’000	$’000%		$’000%
Revenues
Digital Asset Tokens
(i) Interest income	-	30	128	(30)	(100)%	(98)	(77)%
(ii) Tokenization service fee	2,722	-	-	2,722	100%	-	-
(iii) Transaction service fee	852	110	312	742	675%	(202)	(65)%
(iv) Asset management service fee	593	655	871	(62)	(9)%	(216)	(25)%
(v) Consultancy service fee	1,677	2,024	2,980	(347)	(17)%	(956)	(32)%
	5,844	2,819	4,291	3,025	107%	(1,472)	(34)%

AI Tokens
(i) AI infrastructure service fee	22,204	-	-	22,204	100%	-	-
	22,204	-	-	22,204	100%	-	-

Total revenues	28,048	2,819	4,291	25,229	895%	(1,472)	(34)%

Expenses
Marketing and promotion expenses	863	1,006	927	(143)	(14)%	79	9%
Commission and handling expenses	501	474	15	27	6%	459	3,060%
Professional fee	3,214	4,669	774	(1,455)	(31)%	3,895	503%
Information technology expenses	2,551	749	383	1,802	241%	366	96%
Office expenses	1,525	888	342	637	72%	546	160%
AI cloud service costs	21,293	-	-	21,293	100%	-	-
Employee benefits expenses	8,964	2,290	5,043	6,674	291%	(2,753)	(55)%
General and administrative expenses	1,688	1,377	383	311	23%	994	260%
Allowance for (reversal of) credit losses	453	(502)	854	955	(190)%	(1,356)	(159)%
Total expenses	41,052	10,951	8,721	30,101	275%	2,230	26%
Loss from operations	(13,004)	(8,132)	(4,430)	(4,872)	60%	(3,702)	84%

Other (expenses) income
Interest income	7	46	29	(39)	(85)%	17	59%
Other (expenses) income	(321)	16	3	(337)	(2,106)%	13	433%
Interest expenses	-	(5)	-	5	(100)%	(5)	100%
Share of results of an associate	30	(54)	(3)	84	(156)%	(51)	1,700%
Loss on disposal of an associate	-	(100)	-	100	(100)%	(100)	100%
Impairment loss of long-term investments, net	-	(290)	-	290	(100)%	(290)	100%
Total other (expenses) income, net	(284)	(387)	29	103	(27)%	(416)	(1,434)%

Loss before income tax expense	(13,288)	(8,519)	(4,401)	(4,769)	56%	(4,118)	94%

Income tax expense	-	19	155	(19)	(100)%	(136)	(88)%

Net loss	(13,288)	(8,538)	(4,556)	(4,750)	56%	(3,982)	87%

Net loss attributable to
Owners of the Company	(13,174)	(8,538)	(4,556)	(4,636)	54%	(3,982)	87%
Non-controlling interests	(114)	-	-	(114)	100%	-	-
	(13,288)	(8,538)	(4,556)	(4,750)	56%	(3,982)	87%

Other comprehensive (loss) income
Foreign currency translation adjustment	(11)	33	16	(44)	(133)%	17	106%
Total comprehensive loss	(13,299)	(8,505)	(4,540)	(4,794)	56%	(3,965)	87%
Attributable to
Owners of the Company	(13,185)	(8,505)	(4,540)	(4,680)	55%	(3,965)	87%
Non-controlling interests	(114)	-	-	(114)	100%	-	-
	(13,299)	(8,505)	(4,540)	(4,794)	56%	(3,965)	87%

Basic and diluted net loss per share	(0.11)	(0.53)	(0.33)	0.42	(79)%	(0.20)	61%
Weighted average number of shares outstanding - basic and diluted	124,898,113	16,127,380	13,724,658	108,770,733	674%	2,402,722	18%

Year ended March 31, 2026

	Digital Asset Tokens segment	AI Tokens segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues- excluding related party income	5,251	22,204	-	27,455
Revenues- related party income	593	-	-	593
Total revenues	5,844	22,204	-	28,048

Marketing and promotion expenses	(23)	(41)	(799)	(863)
Commission and handling expenses	(417)	-	(84)	(501)
Allowance for credit losses	(100)	(353)	-	(453)
Employee benefits expenses	(3,731)	(1,881)	(3,352)	(8,964)
AI cloud service costs	-	(21,293)	-	(21,293)
General and administrative expenses	(1,386)	(3,813)	(3,779)	(8,978)
Total expenses	(5,657)	(27,381)	(8,014)	(41,052)

Interest income	6	-	1	7
Other income (expenses)	23	35	(379)	(321)
Share of results of an associate	-	-	30	30
Total other income (expenses), net	29	35	(348)	(284)

Income (loss) before income tax expense	216	(5,142)	(8,362)	(13,288)

Total assets	9,874	20,606	20,226	50,706
Total liabilities	(5,924)	(11,259)	(8,412)	(25,595)

Net assets	3,950	9,347	11,814	25,111

Year ended March 31, 2025

	Digital Asset Tokens segment	AI Tokens segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues- excluding related party income	2,164	-	-	2,164
Revenues- related party income	655	-	-	655
Total revenues	2,819	-	-	2,819

Marketing and promotion expenses	-	-	(1,006)	(1,006)
Commission and handling expenses	(474)	-	-	(474)
Reversal of credit losses	92	-	410	502
Employee benefits expenses	-	-	(2,290)	(2,290)
General and administrative expenses	(1,134)	-	(6,549)	(7,683)
Total expenses	(1,516)	-	(9,435)	(10,951)

Interest income	-	-	41	41
Other expenses	-	-	(374)	(374)
Share of results of an associate	-	-	(54)	(54)
Total other expenses, net	-	-	(387)	(387)

Income (loss) before income tax expense	1,303	-	(9,822)	(8,519)

Total assets	348	-	11,960	12,308
Total liabilities	(5,124)	-	(2,453)	(7,577)

Net assets (liabilities)	(4,776)	-	9,507	4,731

Year ended March 31, 2024

	Digital Asset Token segment	AI Tokens segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues- excluding related party income	3,420	-	-	3,420
Revenues- related party income	871	-	-	871
Total revenues	4,291	-	-	4,291

Marketing and promotion expenses	-	-	(927)	(927)
Commission and handling expenses	(15)	-	-	(15)
Allowance for credit losses	(444)	-	(410)	(854)
Employee benefits expenses	-	-	(5,043)	(5,043)
General and administrative expenses	(335)	-	(1,547)	(1,882)
Total expenses	(794)	-	(7,927)	(8,721)

Interest income	-	-	29	29
Other income	-	-	3	3
Share of results of an associate	-	-	(3)	(3)
Total other income, net	-	-	29	29

Income (loss) before income tax expense	3,497	-	(7,898)	(4,401)

Total assets	8,716	-	6,685	15,401
Total liabilities	(5,136)	-	(1,341)	(6,477)

Net assets	3,580	-	5,344	8,924

Comparison of the years ended March 31, 2026 and 2025

Revenue. We have generated revenue through interest income, tokenization service fee, transaction service fee, asset management service fee, consultancy service fee, and AI infrastructure service fee. Our total revenue was $28,048,000 for the fiscal year ended March 31, 2026, compared to $2,819,000 for the year ended March 31, 2025, an increase of $25,229,000, or 895%. The increase in revenue was mainly driven by the increase in revenue from AI infrastructure services.

The following table sets forth the breakdown of our revenue for the periods presented:

	For the years ended March 31,
	2026		2025
	(in thousands)	% of revenue	(in thousands)	% of revenue
Interest income	-	-	30	1%
Tokenization service fee	2,722	10%	-	-
Transaction service fee	852	3%	110	4%
Asset management service fee	593	2%	655	23%
Consultancy service fee	1,677	6%	2,024	72%
AI infrastructure service fee	22,204	79%	-	-
Total	28,048	100%	2,819	100%

●	For the fiscal years ended March 31, 2026 and 2025, we had interest income of nil and $30,000, respectively. The decrease was primarily due to a reduction in outstanding from the rolling balance cash clients in relation to the securities brokerage services, attributable to increased client repayments during the period. Interest income accounted for nil of total revenue for the year ended March 31, 2026, compared to 1% for the year ended March 31, 2025.

●	For the fiscal years ended March 31, 2026 and 2025, we had tokenization service fee of $2,722,000 and nil, respectively. The increase was due to the introduction of such services during the year after the acquisition of AlloyX Limited and its subsidiaries. Tokenization service fee accounted for 10% of total revenue for the year ended March 31, 2026, compared to nil for the year ended March 31, 2025.

●

For transaction service fee, revenue from securities brokerage commissions and handling income decreased by $53,000, or 48%, to $57,000 for the fiscal year ended March 31, 2026 from $110,000 for the fiscal year ended March 31, 2025. The slight decrease in commissions earned is due to lower frequency of trading activities in the U.S. market. We started to provide such services in January 2017.

Virtual assets transaction income increased by $290,000, or 1,933%, to $305,000 for the fiscal year ended March 31, 2026 from $15,000 for the fiscal year ended March 31, 2025. The increase is primarily attributable to the launch and growing adoption of the Company’s virtual assets services, including trading of digital assets through Solomon VA+, and subscription and redemption services for the Bitcoin spot ETF and Ethereum spot ETF. We did not have referral income for the fiscal year ended March 31, 2025, compared to $490,000 referral income for the fiscal year ended March 31, 2026. The referral income was generated by referring investors to our corporate customers or brokers or insurance companies. We acted as an agent and earned referral income in a percentage of subscription amount stipulated in the agreement. No such referral activities occurred for the fiscal year ended March 31, 2025. Transaction service fee accounted for 3% of our total revenue for the fiscal year ended March 31, 2026, as compared to 4% for the fiscal year ended March 31, 2025. We began to provide such services in October 2021.

●	Revenue from asset management income decreased by $62,000, or 9% to $593,000 for the fiscal year ended March 31, 2026 from $655,000 for the fiscal year ended March 31, 2025. The decrease was primarily due to decrease of performance fees derived from Solomon Capital Fund SPC - Solomon Capital SP2, resulting from reduced investor subscriptions and weaker fund performance for the fiscal year ended March 31, 2026. All revenues from asset management during these periods were derived from management fee, performance fees and fund subscription of investment fund products. Asset management services accounted for 2% of our total revenue for the fiscal year ended March 31, 2026, as compared to 23% for the fiscal year ended March 31, 2025. We began to provide such services in April 2021.

●	For consultancy service fee, revenue from corporate consultancy service income decreased by $2,000, or 0.2% to $997,000 for the fiscal year ended March 31, 2026 from $999,000 for the fiscal year ended March 31, 2025. The increase was primarily driven by the acquisition of new clients and growing interest from corporate clients seeking to list in the U.S. market. We began to provide such services in December 2021. Revenue from investment advisory fees decreased by $345,000, or 34% to $680,000 for the fiscal year ended March 31, 2026 from $1,025,000 for the fiscal year ended March 31, 2025. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients. Consultancy service fee accounted for 6% of our total revenue for the fiscal year ended March 31, 2026, as compared to 72% for the fiscal year ended March 31, 2025. We began to provide such services in October 2021.

●	For the fiscal years ended March 31, 2026 and 2025, we had AI infrastructure service fee of $22,204,000 and nil, respectively. The increase was due to the introduction of such services during the year after the acquisition of AlloyX Limited and its subsidiaries. AI infrastructure service fee accounted for 79% of total revenue for the year ended March 31, 2026, compared to nil for the year ended March 31, 2025.

Expenses. Our expenses include commission and handling expenses, general and administrative expenses, marketing and promotion expenses, (reversal of) allowance for credit losses and employee benefits expenses. Our expenses increased by $30,101,000, or 275%, to $41,052,000 for the fiscal year ended March 31, 2026 from $10,951,000 for the fiscal year ended March 31, 2025. Such increase was mainly due to increase in AI cloud service costs and employee benefits expenses for the fiscal year ended March 31, 2026.

●	Marketing and promotion expenses – Our marketing and promotion expenses consist primarily of advertising and other promotional activities. Our marketing and promotion expenses decreased by $143,000, or 14%, to $863,000 for the fiscal year ended March 31, 2026, from $1,006,000 for the fiscal year ended March 31, 2025. This decrease was mainly due to the decrease in holding marketing activities.

●	Commission and handling expenses – Our commission and handling expenses are mainly derived from our securities related services and consultancy services, which increased by $27,000, or 6% to $501,000 for the fiscal year ended March 31, 2026 from $474,000 for the fiscal year ended March 31, 2025. The increase was mainly due to increase in brokerage fees paid to other financial institutions for trading activities in oversea markets, reflecting higher trading activities in US market.

●	Employee Benefits Expenses – Our employee benefits expenses increased by $6,674,000, or 291%, to $8,964,000 for the fiscal year ended March 31, 2026, from $2,290,000 for the fiscal year ended March 31, 2025. This increase was mainly due to the 750,000 ordinary shares were issued to an employee as share rewards for the fiscal year ended March 31, 2026 and no such award was issued to the employees for the fiscal year ended March 31, 2025. The acquisition of AlloyX Limited and its subsidiaries also increased the total headcount of the Company and therefore increased the overall payroll expenses.

●	General and administrative expenses – Our general and administrative expenses consist primarily of depreciation of property and equipment, amortization of intangible assets, professional fee, information technology expenses, office leases, insurance, public investor expenses and general office expenses. Our general and administrative expenses increased by $1,295,000, or 17% to $8,978,000 for the fiscal year ended March 31, 2026 from $7,683,000 for the fiscal year ended March 31, 2025. As a percentage of revenue, general and administrative expenses decreased to 32% for the fiscal year ended March 31, 2026 from 273% for the fiscal year ended March 31, 2025.

●	(Reversal of) Allowance for Credit Losses – We recorded provision for expected credit losses of $453,000 for the fiscal year ended March 31, 2026, compared to the reversal of provision for expected credit losses of $502,000 for the fiscal year ended March 31, 2025. This is mainly due to the increase in overall receivables from customers which was in line with increase in revenue.

Loss from Operations. Loss from operations increased to $13,004,000 for the fiscal year ended March 31, 2026, from $8,132,000 for the fiscal year ended March 31, 2025, an increase of $4,872,000 or 60%.

Other (Expenses) Income, net. Other expenses, net decreased to $284,000 for the fiscal year ended March 31, 2026, compared to net of $387,000 for the fiscal year ended March 31, 2025. Other income mainly consisted of interest income from bank deposits and loan receivables. Other expenses mainly consisted of interest expenses from short-term borrowings, share of results of an associate, loss on disposal of an associate and impairment loss of long-term investments.

●	Share of results of an associate – We recorded a share of profit of $30,000 for the fiscal year ended March 31, 2026, compared to a loss of $54,000 in the prior year.

●	Loss on disposal of an associate – Nil loss on disposal of an associate was recognized in the fiscal year ended March 31, 2026. For the fiscal year ended March 31, 2025, we recorded a loss of $100,000 on the disposal of an associate in connection with the sale of its equity interest back to the associate.

●	Impairment loss of long-term investments – No impairment losses were recorded during the fiscal year ended March 31, 2026. For the fiscal year ended March 31, 2025, we recorded an impairment loss of $290,000 on one of our long-term investments which does not have a readily determinable fair value.

Income tax expense. Income tax expense of nil and $19,000 was recorded for the fiscal year ended March 31, 2026 and 2025. See also “—Taxation” above.

Net Loss. Net loss increased to $13,288,000 for the fiscal year ended March 31, 2026, from $8,538,000 for the fiscal year ended March 31, 2025, an increase of $4,750,000 or 56%.

Basic and Diluted Net Loss per Share. Basic and diluted net loss per share decreased to $0.11 for the fiscal year ended March 31, 2026, from $0.53 for the fiscal year ended March 31, 2025.

Comparison of the years ended March 31, 2025 and 2024

During the years ended March 31, 2025 and 2024, there was no revenue generated from the AI Tokens segment. All revenue was attributable to the Digital Assets Tokens segment.

Revenue. During the years ended March 31, 2025 and 2024, we have generated revenue through interest income, transaction service fee, asset management service fee and consultancy service fee. Our total revenue was $2,819,000 for the fiscal year ended March 31, 2025, compared to $4,291,000 for the year ended March 31, 2024, a decrease of $1,472,000, or 34%. The decrease in revenue was mainly driven by the decrease of revenue from consultancy services.

The following table sets forth the breakdown of our revenue for the periods presented:

	For the years ended March 31,
	2025		2024
	(in thousands)	% of revenue	(in thousands)	% of revenue
Interest income	30	1%	128	3%
Transaction service fee	110	4%	312	7%
Asset management service fee	655	23%	871	20%
Consultancy service fee	2,024	72%	2,980	70%
Total	2,819	100%	4,291	100%

For the fiscal years ended March 31, 2025 and 2024, we had interest income of $30,000 and $128,000, respectively. The decrease was primarily due to decrease in outstanding from the rolling balance cash clients in relation to the securities brokerage services. Interest income accounted for 1% of total revenue for the year ended March 31, 2025, compared to 3% for the year ended March 31, 2024.

Decrease in transaction service fee was due to the overall decrease in revenue from securities brokerage commissions and handling income, virtual asset service income, as well as referral income. Revenue from securities brokerage commissions and handling income increased by $44,000, or 86%, to $95,000 for the fiscal year ended March 31, 2025 from $51,000 for the fiscal year ended March 31, 2024. The slight increase in commissions earned is due to a higher volume of trading activity in the U.S. market. We started to provide such services in January 2017. Virtual assets transaction income of $15,000 was first recognized for the fiscal year ended March 31, 2025. The increase is primarily attributable to the launch and growing adoption of the Company’s virtual assets services, including trading of digital assets through Solomon VA+, and subscription and redemption services for the Bitcoin spot ETF and Ethereum spot ETF. We did not have referral income for the fiscal year ended March 31, 2025, compared to $261,000 referral income for the fiscal year ended March 31, 2024. The referral income was generated by referring investors to our corporate customers or brokers for IPO subscriptions in oversea markets. We acted as an agent and earned referral income in a percentage of subscription amount stipulated in the agreement.

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

The decrease in revenue from consultancy service income was due to the overall decrease from investment advisory services and corporate consultancy service income. Revenue from investment advisory fees decreased by $1,835,000, or 64% to $1,025,000 for the fiscal year ended March 31, 2025 from $2,860,000 for the fiscal year ended March 31, 2024. The decrease was primarily due to a reduced client base and decrease in value-added services to institutional clients. Investment advisory services accounted for 36% of our total revenue for the fiscal year ended March 31, 2025, as compared to 67% for the fiscal year ended March 31, 2024. We began to provide such services in October 2021. Revenue from corporate consultancy service income increased by $879,000, or 733% to $999,000 for the fiscal year ended March 31, 2025 from $120,000 for the fiscal year ended March 31, 2024. The increase was primarily driven by the acquisition of new clients and growing interest from corporate clients seeking to list in the U.S. market. Corporate consultancy service income accounted for 36% of our total revenue for the fiscal year ended March 31, 2025, as compared to 3% for the fiscal year ended March 31, 2024. We began to provide such services in December 2021.

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

B. Liquidity and Capital Resources

As of March 31, 2026, cash and cash equivalents increased to $16.8 million, from $3.84 million as of March 31, 2025. To date, we have financed our operations primarily through a combination of net cash flows generated from operations, and equity and debt financings provided by investors and the Company’s major shareholders.

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

Cash Flows for the Years Ended March 31, 2026, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods presented:

	Years Ended March 31,
	2026	2025	2024
	$’000	$’000	$’000
Net cash used in operating activities	(15,335)	(1,057)	(5,607)
Net cash provided by (used in) investing activities	4,452	287	(1,376)
Net cash provided by financing activities	21,074	2,376	6,720
Net change in cash and cash equivalents and cash segregated for regulatory purpose	10,191	1,606	(263)
Cash and cash equivalents and cash segregated for regulatory purpose at beginning of the year	8,857	7,251	7,514
Cash and cash equivalents and cash segregated for regulatory purpose at end of the year	19,048	8,857	7,251

Operating Activities

Net cash used in operating activities was $15,335,000, $1,057,000 and $5,607,000 for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. For the fiscal year ended March 31, 2026, the net loss of $13,288,000 and decrease in payables to customers of $2,185,000, were the primary drivers of the cash used in operating activities.

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

Investing Activities

Net cash provided by investing activities was $4,452,000 for the fiscal year ended March 31, 2026, consisted of net cash and cash equivalents obtained from acquisition of subsidiaries of $5,304,000.

Net cash provided by investing activities was $287,000 for the fiscal year ended March 31, 2025, mainly consisted of repayment of loan to a third party in the amount of $1,010,000, offset by the purchase of long-term investments in the amount of $658,000.

Net cash used in investing activities was $1,376,000 for the fiscal year ended March 31, 2024, mainly consisted of loan to third party in the amount of $958,000 and acquisition of an associate in the amount of $257,000.

Financing Activities

Net cash provided by financing activities was $21,074,000 for the fiscal year ended March 31, 2026, mainly consisted of proceeds from capital injection from investors of $16,878,000 and proceeds from issuance of convertible notes of $5,000,000.

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

Capital Expenditures

We did not incur any capital expenditure for the fiscal years ended March 31, 2026, 2025, and 2024. We plan to make capital expenditures in the future to meet the needs that may result from the expected growth of our business.

Holding Company Structure

Solowin is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries. As a result, Solowin’s ability to pay dividends depends upon dividends paid by its subsidiaries. If its existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Solowin.

C. Research and Development

Research and development is fundamental to advancing our dual-pillar strategy and maintaining technological leadership.

In the Digital Asset Tokens pillar, our engineering teams focus on enhancing the AX ONE platform’s custody architecture, smart routing capabilities, and enterprise API connectivity. We also continue to expand FERION’s multi-asset tokenization functionality and integrate AI-driven tools for post-issuance compliance monitoring.

In the AI Tokens pillar, R&D is centered on the KOVAR platform. We are actively developing the Know-your-Agent governance layer to strengthen identity verification, permission controls, and behavioral auditing for AI agents. At the same time, we are improving KovaRouter’s intelligent routing algorithms to optimize performance across cost, speed, and quality. A key cross-pillar initiative is the continued development of AgenPay, which enables secure and compliant agentic payments using regulated stablecoins. We maintain an agile, cost-efficient engineering culture that supports rapid iteration and enterprise-grade deployment.

Currently, our research and development team is comprised of five internal R&D product officers and outsource technical development resources, focusing on the technical development, functional optimization and ongoing maintenance of the Company’s core technology platforms. Historically, our R&D efforts were mainly dedicated to upgrading and maintaining the Solomon VA+ trading platform. Following the acquisition of AlloyX Group and the Company’s strategic transformation in fiscal 2026, our R&D focus has shifted to the development and enhancement of our digital asset infrastructure platforms, namely the FERION RWA tokenization platform and the AX ONE digital currency treasury and payment orchestration platform. As the Solomon VA+ trading system has become fully mature and stable, no incremental R&D investment was made for this platform during the fiscal year ended March 31, 2026.

Our R&D team maintains solid technical capabilities in financial system architecture, blockchain infrastructure and institutional fintech product iteration. It undertakes full-cycle technical development, API integration, system testing and operational optimization for FERION and AX ONE, supporting the continuous upgrade of our RWA tokenization, digital payment, custody and treasury management businesses.

R&D investment supports our technological iteration and business scalability, sustaining our product competitiveness in digital asset and fintech infrastructure. For the fiscal years ended March 31, 2026, 2025 and 2024, our R&D expenditures were approximately $0.54 million, $0.46 million and $0.4 million, representing 34%, 6% and 21%   of our general and administrative expenses, respectively. The fluctuations in R&D spending primarily reflect changes in our strategic technical roadmap. We incurred substantial one-time setup and development costs for our emerging digital asset platforms in fiscal 2025. In fiscal 2026, after completing the core framework development of FERION and AX ONE and ceasing further development spending on the mature trading platform, our overall R&D expenses decreased, with resources reallocated to refining and expanding our digital infrastructure product functions.

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

Receivables from customers, broker-dealers and clearing organizations

Receivables from customers arise from (i) the business of dealing in investment securities and virtual assets for customers; (ii) investment advisory business; (iii) corporate consultancy business; (iv) asset management business; and (v) AI infrastructure services

Receivables from broker-dealers and clearing organizations arise from the business of investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

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

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are normally viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers, broker-dealers and clearing organizations. As of March 31, 2026 and 2025, there are receivables from customers past due over 90 days. Management is actively monitoring these receivables and continues to assess their recoverability with reference to customers’ payment history, credit standing, and the status of the underlying securities held. As of March 31, 2026 and 2025, the allowance for expected credit losses on receivables from customers were approximately $929,000   and $501,000, respectively.

As of March 31, 2026 and 2025, no receivables from clearing organizations and broker-dealers are past due or delinquent as the receivables are normally being settled within two days after the trade execution. As of March 31, 2026 and 2025, the Company has evaluated the probable losses on receivables from broker-dealers and clearing organizations are minimal and the allowance for expected credit losses on receivables from broker-dealers and clearing organizations were approximately $13,000   and nil, respectively.

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

(a) Interest income

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

(b) Tokenization service fee

The Company provides real-world-assets (“RWA”) tokenization project-based services to clients who want to engage in web3 activities and trading of tokenized products on chains. The Company acts as a principal by deploying in-house IT personnel and technical support to enable the provision of such tokenization services, together with the inputs from sales team and support team to fulfill the demand of the clients.

(c) Transaction service fee

(i) Wealth management services

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

(ii) Virtual assets services

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

(iii) Referral income

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

(d) Asset management services

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

(e) Consultancy service fee

(i) Corporate finance services

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

(ii) Company secretarial services income

Company secretarial services income is generated by acting as a company secretarial service provider to customers, including support for statutory compliance and corporate structuring. The Company acts as an agent and recognizes revenue on a net basis, representing only the fee earned. Revenue is recognized at the point in time when the Company’s facilitation obligation is fulfilled.

There were no contract asset and contract liability balances as of March 31, 2026 and 2025.

(iii) Investment advisory services

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

(f) AI Infrastructure service fee

The Company operates an integrated service model that provides enterprise customers with end-to-end cloud and digital application solutions. The Company acts as a total solution partner which spans initial assessment, solution design, cloud deployment, application implementation, and continuous post-launch support.

The Company acts as a principal to work with certain suppliers such as third-party cloud service procurement, data infrastructure costs, implementation labor, technical personnel costs, and other support-related delivery expenses. to have the necessary infrastructure to enable the provision of such integrated services, together with the inputs from IT personnels and sales team to fulfill the demand of the clients.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries.

The Company annually, or more frequently if the Company believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

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

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this update beginning April 1, 2025 and the adoption of ASU 2023-09 does not have a material impact on its consolidated financial statements and disclosures.

New accounting standards not yet adopted

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments–Credit Losses– Measurement of Credit Losses for Accounts Receivable and Contract Assets (Topic 326), which added a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. The guidance is effective for annual periods beginning after December 15, 2025. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

In September 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2025-06, amending the accounting for costs related to internal-use software. The ASU removes reference to software development project stages. Additionally, the ASU requires capitalization of software costs to begin when management has authorized and committed to funding the software and it is probable that the project will be completed and the software will be used to perform the function intended. The requirements of the new standard are effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted and the amendments may be applied on a prospective, retrospective, or modified basis. The Company is in the process of analyzing the impact on our results of operations and financial position. “

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years with early adoption permitted. The Company is assessing the effect of this update on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statements of operations and comprehensive loss and statements of cash flows.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding Solowin’s directors and executive officers.

NAME	AGE	POSITION
Ling Ngai Lok	43	Chief Executive Officer and Chairman
Haokang Zhu	34	Director
Lili Liu	43	Chief Financial Officer
Xue Yao	44	Director
Wing Yan Ho	44	Independent Director
Cha Hwa Chong	60	Independent Director
Ho Kuen Tam	50	Independent Director
Yang Wang	63	Independent Director

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

Haokang Zhu. Mr. Zhu has served as Solowin’s director since October 2025. Mr. Zhu is the co-founder and chief executive officer of AlloyX Limited. Mr. Zhu currently is also a member of the Entrepreneurship Committee Advisory Group and a vetting judge for the Incubation Fund at Cyberport. Previously, he served as the Head of Digital Assets and Head of Family Office Business at China Asset Management (Hong Kong) from April 2024 to July 2025, where he oversaw crypto ETFs, fund tokenization, stablecoin treasury management, and central bank digital currency sandboxes. During this period, he led the launch of Asia’s first approved compliant retail tokenized money market fund in 2025 and spearheaded the issuance of Asia’s first and largest Bitcoin and Ethereum spot ETFs in 2024. From January 2023 to March 2024, Mr. Zhu served as a portfolio manager and the chief investment officer at Holly International Asset Management, where he established the Asia RWA Workgroup to promote the tokenization of real-world assets. From June 2020 to November 2022, Mr. Zhu served as a portfolio manager and the head of equity investment at Dongxing Securities (HK) Asset Management. Before that, he worked at Goldman Sachs as an executive director from July 2015 to May 2020, completing 100+ IPOs and financing deals across New York, Boston, and Hong Kong. He currently serves as an independent director of China New Economy Fund Limited (HKEX: 0080). Mr. Zhu earned a Doctorate in FinTech from The Hong Kong Polytechnic University and co-authored the first Chinese-language book on RWA tokenization, published by China’s Ministry of Finance publishing house, with the English version released by Springer Nature.

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

Xue Yao. Ms. Yao has served as a director of Solowin since March 2025. Ms. Yao has served as a director of Solomon JFZ from October 2022 to April 2025 and the Managing Director of Solomon Wealth since August 2024. At Solomon JFZ and Solomon Wealth, Ms. Yao has been responsible for setting their strategic direction and overseeing their business performance. Since March 2019, Ms. Xue has been a fund director of Solomon Capital Fund SPC, in which Solomon JFZ acts as the investment manager and Ms. Xue oversees fund operations, evaluates performance, and ensures compliance with applicable regulations. Ms. Yao has over 15 years of experience in investment banking, corporate finance, and private equity in small and mid-cap markets. Prior to joining Solomon JFZ, Ms. Yao worked as the Finance Director at Followme Technology Limited where her duties included financial control, overseeing business operations, and developing business plans. Ms. Yao obtained her EMBA in China Europe International Business School in 2023.

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

Cha Hwa Chong. Mr. Chong has served as Solowin’s independent director since September 2023. Mr. Chong is a fellow member of the Association of Chartered Certified Accountants and a member of the Malaysian Institute of Accountants. Mr. Chong holds a bachelor’s degree of management with honours from the University of Science, Malaysia. He has more than 20 years of experience in the accounting and finance area servicing private and publicly listed companies in Hong Kong and the Southern Asia region. Mr. Chong has been an independent non-executive director of China Beidahuang Industry Group Holdings Limited (000039.HK) since December 2018. He was also an independent non-executive director of Sino Energy International Holdings Group Limited (01096.HK) from March 2021 to October 2022. And he was an executive director of Aurum Pacific (China) Group Limited (08148.HK) from October 2020 to April 2021. The shares of the above companies are listed respectively on Main Board and GEM of The Stock Exchange of Hong Kong Limited.

Ho Kuen Tam. Mr. Tam has severed as Solowin’s independent director since September 2023. Mr. Tam has over 20 years of experience in the financial industry in Hong Kong and has led over 50 projects in capital market transactions. He has led significant mid-size IPOs in Hong Kong such as Zijin Mining Group Ltd. (02899.HK) and China Datang Corp Renewable Power Co Ltd. (01798.HK). Throughout his career, Mr. Tam has held various senior positions in the financial industry, including Vice President at CITIC Securities International Company Limited, Director at Essence International Securities (HK) Limited, and Vice President at China Everbright Securities (HK) Limited. From March 2019 to June 2020, Mr. Tam served as Head of Brokerage for Global Inheritance Asset Management Limited, a brokerage company. From January 2018 to December 2018, he was the Responsible Officer for HF Securities and Futures Limited, a brokerage company based in Hong Kong. Mr. Tam obtained Chartered Financial Analyst (CFA) designation in 2001 and is a member of both the CFA Institute and The Hong Kong Society of Financial Analysts. He earned his Bachelor of Science in Finance from City University of Hong Kong.

Yang Wang. Prof. Wang has severed as Solowin’s independent director since October 2025. Prof. Wang is the Vice-President and Pro-Vice-Chancellor (Institutional Advancement) and Chair Professor in Mathematics, Computing and Data Science at The University of Hong Kong. An internationally respected scholar with more than 150 academic publications, his research spans blockchain technology, data science, and applied mathematics. Before joining The University of Hong Kong, Prof. Wang worked at the Hong Kong University of Science and Technology from October 2020 to July 2025. While at the Hong Kong University of Science and Technology, he held several leadership positions, including Head of the Department of Mathematics, Dean of the School of Science, Vice-President for Institutional Advancement, and Chair Professor in Mathematics. Prof. Wang currently serves as an independent director of Iflytek Medical Technology Co. (HKEX: 2506) and Antalpha Platform Holding Company (Nasdaq: ANTA). He earned his bachelor’s degree in mathematics from the University of Science and Technology of China and his Master of Science and Ph.D. in mathematics from Harvard University. Additionally, as the Chief Scientist of the Institute of Web 3.0 Hong Kong, he has played a pivotal role in advancing Hong Kong’s Web3 technology ecosystem and driving innovation in AI education.

There is no arrangement or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

No family relationship exists between any of the persons named above.

B. Compensation

For the fiscal year ended March 31, 2026, the aggregate cash compensation and benefits that we paid to the executive officers were approximately $0.87 million, and we did not pay any compensation separately to the employee directors for their services as directors of Solowin or our subsidiaries. None of the directors or executive officers received any equity awards, including options, restricted shares or other equity incentives in the year ended March 31, 2026, except that Ms. Lili Liu, our Chief Financial Officer, was granted an option to purchase 60,000 Class A Ordinary Shares on December 17, 2025 with a time-based vesting schedule.

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

2023 Equity Incentive Plan

In November 2023, we adopted the Company’s 2023 Equity Incentive Plan (the “Plan”). On December 9, 2025, the Company adopted the Amended and Restated 2023 Equity Incentive Plan to reflect the redesignation of the class of shares issuable under the plan from ordinary shares to Class A Ordinary Shares and to make certain related conforming, administrative and clarifying updates. The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging employees, directors and consultants to focus on the Company’s performance, (b) encouraging the attraction and retention of employees, directors and consultants with exceptional qualifications and (c) linking employees, directors and consultants directly to shareholder interests through increased share ownership. The Plan permits the grant of incentive share options, nonstatutory share options, restricted shares, restricted share units, and share appreciation rights as the Company may determine. Under the Plan, the maximum aggregate number of Class A Ordinary Shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 5,000,000 Class A Ordinary Shares.

As of the date of this report, we have issued 4,380,000 restricted shares under the Plan and 578,900 options are outstanding.

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

Board Composition and Committees

Board of Directors

The Nasdaq Marketplace Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Solowin’s board of directors currently consists of seven directors, and four of them are independent directors.

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

Audit Committee

The audit committee consists of three directors, namely, Wing Yan Ho, Cha Hwa Chong, and Ho Kuen Tam, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Cha Hwa Chong is the chairperson of our audit committee. The board of directors has also determined that Cha Hwa Chong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

The compensation committee consists of three directors, namely, Wing Yan Ho, Yang Wang, and Ho Kuen Tam, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Ho Kuen Tam is the chairperson of the compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to Solowin’s directors and executive officers. Solowin’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of three directors, namely, Wing Yan Ho, Yang Wang, and Ho Kuen Tam, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Section 5605 of the Nasdaq Marketplace Rules. Wing Yan Ho is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become the directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 80, 33, and 25 employees as of March 31, 2026, 2025 and 2024, respectively. As of March 31, 2026, we had a total of 77 full-time employees in Hong Kong and 3 employees in Bahrain to support our business operations. The following table sets forth the number of our employees by function as of March 31, 2026:

Function	Number of Employees	Percentage
Client Onboarding	2	3%
Payment	4	5%
Settlement	2	3%
Compliance	3	3%
Finance and Accounting	6	7%
Management	5	6%
Operational Control	5	6%
AML and CTF	2	3%
Investor Relationship	2	3%
Infrastructure and Security	2	3%
Legal and company secretary	2	3%
Risk Management	2	3%
Product R&D	5	6%
Human Resources and Administration	5	6%
Investment and Financing	7	8%
Business development	12	15%
Asset Management	5	6%
Wealth Management	9	11%
Total	80	100%

Solomon JFZ, Solomon Wealth, AlloyX HK and AX Coin Bahrain enter into standard labor contracts with their key employees. Such labor contracts typically include a confidentiality covenant that requires employees to protect the employer’s confidential information during and after their employment.

None of Solomon JFZ, Solomon Wealth, AlloyX HK or AX Coin Bahrain’s employees are subject to collective bargaining agreements. As required by laws and regulations in Hong Kong, Solomon JFZ, Solomon Wealth and AlloyX HK contribute to MPF under the Hong Kong Mandatory Provident Fund Schemes Ordinance. In addition, Solomon JFZ, Solomon Wealth, AlloyX HK and AX Coin Bahrain provide medical benefits to the staff. We consider Solomon JFZ, Solomon Wealth, AlloyX HK and AX Coin Bahrain’s relations with their employees to be good, and we have never experienced a strike or significant work stoppage.

As of the date of this report, no other subsidiaries of the Company have employees.

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

	Beneficial Ownership(1)		Percent of	Percent of	Percent of Total
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares(2)	Class B Ordinary Shares(3)	Voting Shares(4)
Directors and Executive Officers:
Ling Ngai Lok, Chief Executive Officer and Chairman(5)(6)(9)(11)	46,663,197	31,371,599	28.9%	100%	75.8%
Haokang Zhu, Director(8)	46,663,197	0	28.9%	*	9.8%
Lili Liu, Chief Financial Officer(10)	15,000	0	*	*	*
Xue Yao, Director(7)(11)	0	3,960,000	*	12.6%	8.3%
Wing Yan Ho, Independent Director	0	0	*	*	*
Ho Kuen Tam, Independent Director	0	0	*	*	*
Cha Hwa Chong, Independent Director	0	0	*	*	*
Yang Wang, Independent Director	0	0	*	*	*
All directors and executive officers as a group	93,341,394	31,371,599	57.7%	100%	85.6%

Other Principal Shareholders:
Gemini Asia Holdings Limited(5)(11)	0	8,040,000	*	25.6%	16.9%
Vast Space Limited(6)	23,331,598	23,331,599	14.4%	74.4%	54.0%
FORTUNE DYNASTY GLOBAL LIMITED(7)(11)	0	3,960,000	*	12.6%	8.3%
Firewood Group Limited(8)	46,663,197	0	28.9%	*	9.8%
Well Insight Limited(9)	23,331,599	0	14.4%	*	4.9%

*	Less than 1%.

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as noted below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the Ordinary Shares. For each beneficial owner above, securities exercisable for, convertible into or exchangeable for, Class A Ordinary Shares within 60 days have been included in the denominator.

(2)	Based on 161,732,228 Class A Ordinary Shares issued and outstanding as of the date of this report. Holders of Class A Ordinary Shares are entitled to one (1) vote per share.

(3)	Based on 31,371,599 Class B Ordinary Shares issued and outstanding as of the date of this report. Holders of Class B Ordinary Shares are entitled to ten (10) votes per share. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a 1:1 basis as follows: (i) at the option of the holder of Class B Ordinary Shares without the payment of additional consideration, and (ii) automatically upon any sale, transfer, assignment or disposition of Class B Ordinary Shares to a person or entity which is not an affiliate of such holder.

(4)	Percentage of Total Voting Shares represents total ownership with respect to all Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding, which vote together as a single class on all matters. Warrants, or other securities exercisable for, convertible into or exchangeable for Ordinary Shares, are not included in calculating the Percentage of Total Voting Shares for the beneficial owners.

(5)	Gemini Asia Holdings Limited is incorporated in the British Virgin Islands. Ling Ngai Lok, our Chief Executive Officer and Chairman, is the sole director and sole shareholder of Gemini Asia Holdings Limited, and has sole voting and investment power over the shares held by Gemini Asia Holdings Limited. The address of the registered office of Gemini Asia Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Vast Space Limited is incorporated in the British Virgin Islands. Ling Ngai Lok, our Chief Executive Officer and Chairman, is the sole director and sole shareholder of Vast Space Limited, and has sole voting and investment power over the shares held by Vast Space Limited. The address of the registered office of Vast Space Limited is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

(7)	Fortune Dynasty Global Limited is incorporated in the Republic of Seychelles. Xue Yao, a director of Solowin, is the sole director and sole shareholder of Fortune Dynasty Global Limited, and has sole voting and investment power over the shares held by FORTUNE DYNASTY GLOBAL LIMITED. The address of the registered office of Fortune Dynasty Global Limited is Vistra Corporate Services Centre, Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Seychelles.

(8)	Firewood Group Limited is incorporated in the British Virgin Islands. Haokang Zhu, our director, is the sole director and sole shareholder of Firewood Group Limited, and has sole voting and investment power over the shares held by Firewood Group Limited. The address of the registered office of Firewood Group Limited is Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands.

(9)	Well Insight Limited is a company incorporated under the laws of the British Virgin Islands. Ling Ngai Lok, our Chief Executive Officer and Chairman, is the sole director of Well Insight Limited. The address of the registered office of Well Insight Limited is Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands. Mr. Lok disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(10)	Ms. Liu was granted an option to purchase 60,000 Class A Ordinary Shares under the Company’s Amended and Restated 2023 Equity Incentive Plan on December 17, 2025, which vest in 12 equal quarterly installments, with the first installment of 5,000 shares vesting on March 1, 2026 and the final installment vesting on December 1, 2028. Such option will expire on October 17, 2031. As of the date of this report, 10,000 options have vested, and 5,000 options will vest within 60 days on September 1, 2026.

(11)	Gemini Asia Holdings Limited (“Gemini Asia”), a British Virgin Islands company wholly owned and controlled by Mr. Lok, and Fortune Dynasty Global Limited (“Fortune Dynasty”), a Seychelles company wholly owned and controlled by Ms. Yao, are parties to an acting in concert agreement, dated July 2, 2025 (the “Acting in Concert Agreement”), pursuant to which each party has agreed to act in concert with the other in respect of all matters requiring a vote of the Company’s shareholders, with the parties first consulting in good faith to reach unanimous consensus and, failing consensus, the decision of Gemini Asia, as the “Lead Party,” being final and binding on both parties. The Acting in Concert Agreement has an initial term of 12 months during which it may not be terminated, continuing thereafter until terminated by either party upon written notice to the other. As a result of this arrangement, Mr. Lok (and Gemini Asia) may be deemed to share voting power over the 3,960,000 Class B Ordinary Shares beneficially owned by Ms. Yao (and Fortune Dynasty), and such shares are reported both in Mr. Lok (and Gemini Asia)’s beneficial ownership figures and in Ms. Yao and (and Fortune Dynasty)’s beneficial ownership figures, which may result in the shares being counted more than once in the table. Ms. Yao retains sole investment power over such shares, and Mr. Lok (and Gemini Asia) disclaim beneficial ownership of such shares except to the extent of his or its pecuniary interest therein, if any.

Except for the Class B Ordinary Shares held by Gemini Asia Holdings Limited, Vast Space Limited, and Fortune Dynasty Global Limited, none of the major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Please refer to Note 23 to our audited consolidated financial statements included in this annual report, for a description of related party transactions for the financial periods presented, between us and any related parties that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

On October 10, 2025, the Company’s Class A Ordinary Shares commenced trading under the new ticker symbol “AXG” on Nasdaq.

B. Plan of Distribution

Not applicable.

C. Markets

See our disclosures above under “—A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following represents a summary of certain key provisions of the Company’s Charter Documents. The summary does not purport to be a summary of all of the provisions of the Company’s Charter Documents and of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands companies.

Solowin is a Cayman Islands exempted company with limited liability and its affairs are governed by its memorandum and articles of association, as amended, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of Cayman Islands.

Solowin adopted its Second Amended and Restated Memorandum and Articles of Association on December 17, 2024 (the “Charter Documents”). The following are summaries of material provisions of the Charter Documents (Solowin’s memorandum and articles of association currently in effect), and of the Companies Act, insofar as they relate to the material terms of the Ordinary Shares.

Objects of the Company. Under the Charter Documents, the objects of Solowin are unrestricted, and Solowin is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

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

Dividends. The holders of the Ordinary Shares are entitled to such dividends as may be declared by the board of directors. The Charter Documents provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, Solowin may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of its share premium if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to the Charter Documents, a reduction of its share capital and the winding up of the Company. The shareholders may, among other things, divide or combine their shares by ordinary resolutions.

General Meetings of Shareholders. As a Cayman Islands exempted company, Solowin is not obliged by the Companies Act to call shareholders’ annual general meetings. Its Charter Documents provide that it shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by its directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

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

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. These rights may be provided in a company’s articles of association. However, Solowin’s Charter Documents do not provide its shareholders with any right to requisition a general meeting or to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Issuance of Additional Shares. The Charter Documents authorize the board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

The Charter Documents also authorize the board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

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

Inspection of Books and Records. Holders of the Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or the corporate records. However, the Charter Documents have provisions that provide the shareholders the right to inspect the register of shareholders without charge, and to receive the annual audited financial statements.

Anti-Takeover Provisions. Some provisions of the Charter Documents may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that:

●	authorize the board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by the shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, the directors may only exercise the rights and powers granted to them under the Charter Documents for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Charter Documents provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by Solowin’s Charter Documents on the rights of non-resident or foreign shareholders to hold or exercise voting rights on its shares. In addition, there are no provisions in Solowin’s Charter Documents governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our company is exposed to foreign currency risk primarily through income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

We may invest proceeds we have received from financings in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Inflation

We do not believe the impact of inflation on our company is material. Our operations are primarily conducted in Hong Kong and Hong Kong’s inflation rates have been relatively stable in recent years. According to the Census and Statistics Department of Hong Kong, the average annual inflation rates were approximately 1.7% for 2024 and 1.4% for 2025. The year-on-year Composite CPI increase has remained moderate at around 2.0% in the first half of 2026.

The annual inflation rate for 2027 is expected to stay moderate at around 2% in Hong Kong. While the inflation rate in Hong Kong has been on the rise, and import prices may continue to rise notably amid high inflation in many major economies, with those of energy-related items soaring further, price pressures on other major components were broadly in check in Hong Kong.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

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

Under our Charter Documents, we are authorized to issue two classes of ordinary shares, Class A Ordinary Shares and Class B Ordinary Shares. We are authorized to issue (i) 950,000,000 Class A Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Class B Ordinary Shares, par value $0.0001 per share. Class A Ordinary Shares are entitled to one (1) vote per share on proposals requiring or requesting shareholder approval, unless prohibited by law. Class B Ordinary Shares are entitled to ten (10) votes per Class B Ordinary Share on any such matter.

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

Holders of Class B Ordinary Shares collectively hold approximately 66.0% of the voting power of our outstanding share capital as of the date of this report. Their interests may not be the same as or even conflict with the interests of holders of our Class A Ordinary Shares.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number 333-271525) (the “F-1 Registration Statement”) in relation to our initial public offering of 2,000,000 ordinary shares, at an initial offering price of $4.00 per ordinary share. EF Hutton, division of Benchmark Investments, LLC acted as sole book-running manager for the offering.

The F-1 Registration Statement became effective on September 6, 2023. For the period from September 6, 2023, the effective date of the F-1 Registration Statement, to March 31, 2024, the total expenses incurred for the Company’s account in connection with our IPO was approximately $1.69 million, which included $0.72 million in underwriting discounts and commissions for the IPO and approximately $0.97 million in other costs and expenses. We received net proceeds of approximately $7.07 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from September 6, 2023 to March 31, 2025, we used all of the approximately $7.07 million in net proceeds from our initial public offering for business expansion, recruitment of additional professional staff, funding the HKSFC capital requirements, and sales and marketing, in accordance with the planned use of net proceeds as disclosed in the F-1 Registration Statement.

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

As required by Rule 13a-15(e), our management has carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer, Mr. Ling Ngai Lok and our Chief Financial Officer, Ms. Lili Liu, of the effectiveness of the design and operation of our disclosure controls and procedures, as of March 31, 2026. Based upon, and as of the date of this evaluation, Mr. Lok and Ms. Liu, determined that, as of March 31, 2026, our disclosure controls and procedures were not effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Based on our assessment, we determined that, as of March 31, 2026, our internal control over financial reporting was not effective based on those criteria.

As a result of our assessment, management identified the following material weakness as of March 31, 2026: we lack sufficient accounting and financial reporting personnel with requisite knowledge and comprehensive accounting and reporting policies and procedures relating to the application and compliance with SEC rules and regulations.

We are committed to remediating this material weakness and have begun implementing measures designed to improve our internal control over financial reporting. These measures include:

●	(i) hiring additional accounting and financial reporting personnel with SEC reporting experience;

●	(ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under SEC rules and regulations; and

●	(iii) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

Our management team will continue to monitor and evaluate the effectiveness of our internal controls and procedures on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements.

Our management does not believe that these deficiencies had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended March 31, 2026 to contain a material misstatement.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting during the fiscal year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Cha Hwa Chong is an “audit committee financial expert” and that he is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

Our code of conduct and business ethics conforms to the rules and regulations of Nasdaq. The code of conduct and business ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, and addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of conduct and business ethics has been filed as an exhibit to this report. Our code of ethics is also posted on the corporate governance page of our website at https://solowin.io. During the fiscal year ended March 31, 2026, there were no waivers of our code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with services rendered by our principal external auditors for the periods indicated.

	Fiscal Year Ended March 31,
	2026	2025
Audit Fees – WWC, P.C.	$-	$160,000
Audit Fees – AOGB CPA Limited	160,000	-
Tax Fees	-	-
TOTAL	$160,000	$160,000

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 11, 2025, the Company dismissed WWC, P.C. (“WWC”) as the Company’s independent registered public accounting firm, effective immediately. On the same date, the Company appointed AOGB CPA Limited, or AOGB, as the Company’s independent registered public accounting firm, effective immediately. The dismissal of WWC and the appointment of AOGB were approved by the Audit Committee of the Company’s board of directors and ratified by the board of directors.

The information set forth in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on November 12, 2025, including the letter of WWC filed as Exhibit 15.1 thereto, is incorporated herein by reference to this annual report.

WWC’s audit reports on the Company’s consolidated financial statements for the fiscal years ended March 31, 2025 and March 31, 2024 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 11, 2025, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreements in connection with its reports on the Company’s consolidated financial statements for such periods. During the Company’s fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 11, 2025, there were no reportable events, as defined in Item 16F(a)(1)(v) of Form 20-F.

During the Company’s fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 11, 2025, neither the Company nor anyone acting on its behalf consulted AOGB regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by AOGB that AOGB concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or a reportable event, as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided WWC with a copy of the disclosure contained in the Form 6-K furnished on November 12, 2025 and requested that WWC furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agreed with the statements made therein. A copy of WWC’s letter was filed as Exhibit 15.1 to that Form 6-K and is incorporated herein by reference to this annual report.

ITEM 16G. CORPORATE GOVERNANCE

We were incorporated in Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law and our memorandum and articles of association. In addition, because our Class A Ordinary Shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow some Cayman corporate governance practices in lieu of Nasdaq corporate governance listing standards as follows:

●	We are not required to hold annual shareholders’ meetings, as otherwise required by Nasdaq Listing Rule 5620(a).

●	We are not required to seek shareholder approval for the establishment of or any material amendments, to our equity compensation arrangements for officers, directors, employees or consultants, in lieu of the shareholder approval requirement under Nasdaq Listing Rule 5635(c).

●	We are not required to seek shareholder approval for the issuance of securities in a transaction other than a public offering where such issuance involves 20% or more of the shares or the voting power outstanding before the issuance, at a price lower than the “Minimum Price,” in lieu of the shareholder approval requirement under Nasdaq Listing Rule 5635(d).

●	We are not required to seek shareholder approval under Nasdaq Listing Rule 5635(a) for the issuance of securities in connection with certain acquisitions of the stock or assets of another company.

Our Cayman Islands counsel has provided relevant letters to Nasdaq certifying that under Cayman Islands law, we are not required to hold annual shareholders’ meetings or seek shareholders’ approval in the above circumstances.

In addition, Nasdaq Listing Rule 5640 provides that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Exchange Act cannot be disparately reduced or restricted through any corporate action or issuance. However, Nasdaq Interpretive Material 5640 Voting Rights Policy provides that Nasdaq will accept any action or issuance relating to the voting rights structure of a non-U.S. company that is in compliance with Nasdaq’s requirements for domestic companies or not prohibited by the company’s home country law. Solowin has elected to follow the practice of its home country, the Cayman Islands, in lieu of complying with Rule 5640, and, after obtaining shareholder approval on December 17, 2024, established a dual class share structure with Class B Ordinary Shares carrying enhanced voting power. For details, see “Item 4A. History and Development of the Company—Reclassification and Dual Class Structure.”

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

ITEM 18. FINANCIAL STATEMENTS

The full text of our audited consolidated financial statements begins on page F-1 of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the registrant (incorporated herein by reference to Exhibit 99.1 to the Form 6-K furnished with the SEC on December 18, 2024)
2.1*	Description of Class A Ordinary Shares Registered Pursuant to Section 12 of the Exchange Act as of March 31, 2026
2.2	Form of Warrant dated June 2, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 29, 2025)
2.3	Form of Warrant dated June 9, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 6, 2025)
4.1	Form of Indemnification Agreement between the registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.2†	Form of Employment Agreement between the registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.3	Office Tenancy Agreement between Wide Harvest Investment Limited and Solomon JFZ (Asia) Holdings Limited, dated December 20, 2022 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
4.4	Amended and Restated SOLOWIN HOLDINGS 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to post-effective amendment No.1 to the registration statement on Form S-8 (File No. 333-275337) filed with the SEC on December 10, 2025)
4.5	Membership Interest Purchase Agreement, by and among SOLOWIN HOLDINGS, Cambria Capital, LLC and Cambria Asset Management, Inc., dated March 5, 2024 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on March 6, 2024)
4.6	Interests Buyback and Release Agreement, dated April 4, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on April 8, 2025)
4.7	Form of Securities Purchase Agreement, dated May 23, 2025, between the Company and each investor (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 23, 2025)
4.8	Form of Securities Purchase Agreement, dated May 29, 2025, between the Company and the Purchasers (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 29, 2025)
4.9	Placement Agency Agreement, dated May 29, 2025, between the Company and Eddid Securities USA, Inc. (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on May 29, 2025)
4.10	Form of Securities Purchase Agreement, dated June 6, 2025, between the Company and each Purchaser (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 6, 2025)
4.11	Sale and Purchase Agreement, by and among SOLOWIN HOLDINGS, Chen Dongbin, and Lau Cho, dated June 16, 2025 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 16, 2025)
4.12	Form of Shareholders Agreement, by and among SOLOWIN HOLDINGS, Tiger Coin (Hong Kong) Limited, and Wei Zhu (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K furnished by the registrant on June 16, 2025)

4.13	Share Purchase Agreement, by and among SOLOWIN HOLDINGS, AlloyX Limited and the sellers listed in Schedule I thereto, dated August 11, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 18, 2025)
4.14	Sale and Purchase Agreement, by and among SOLOWIN HOLDINGS, Liong Chew Seang @ Muliana, and GPL Remittance Pte. Ltd., dated August 15, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 18, 2025)
4.15	Form of Securities Purchase Agreements, dated November 25, 2025, between the Registrant and the investors named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 26, 2025)
4.16	Securities Purchase Agreement, dated December 31, 2025, between the Registrant and Fourth Paradigm International Limited (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 31, 2025)
4.17	Securities Purchase Agreement, dated February 9, 2026, between the Registrant and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on February 9, 2026)
4.18	Pre-Paid Purchase #2 issued to Streeterville Capital, LLC, dated June 2, 2026, pursuant to the Securities Purchase Agreement dated February 9, 2026 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on June 2, 2026)
4.19	Letter Agreement, dated June 2, 2026, between the Registrant and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on June 2, 2026)
8.1*	List of the registrant’s subsidiaries
11.1	Code of Ethics of the registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-271525), as amended, initially filed with the SEC on April 28, 2023)
11.2	Insider Trading Policy of the registrant (incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed by the registrant on July 26, 2024)
12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1**	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent from AOGB CPA Limited, an independent registered public accounting firm.
15.2*	Consent from WWC, P.C., an independent registered public accounting firm.
97.1	Clawback Policy of the registrant (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F filed by the registrant on July 26, 2024)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Furnished herewith.

†	Executive Compensation Plan or Agreement

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2026	SOLOWIN HOLDINGS

/s/ Ling Ngai Lok
Ling Ngai Lok
Chairman and Chief Executive Officer

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Solowin Holdings

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Solowin Holdings and its subsidiaries (the “Company”) as of March 31, 2026, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

July 31, 2026

We have served as the Company’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND 2025

(Amount in U.S. dollars and in thousands, except for share data, or otherwise noted)

	As of March 31,
	2026	2025
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	16,804	3,838
Cash segregated for regulatory purpose	2,244	5,019
Receivables from:
Customers, net of allowance for credit losses of $842,000 and $500,000 as of March 31, 2026 and 2025, respectively	11,257	146
Customers - related parties, net of allowance for credit losses of $87,000 and $1,000 as of March 31, 2026 and 2025, respectively	339	46
Brokers-dealers and clearing organizations, net of allowance for credit losses of $13,000 and nil as of March 31, 2026 and 2025, respectively	714	19
Prepaid expenses and other current assets, net	2,323	577
Right to receive cryptocurrencies, net of allowance for credit losses of $74,000 and nil as of March 31, 2026 and 2025, respectively	3,940	-
Amount due from related parties	38	12
Total current assets	37,659	9,657

Non-current assets:
Investment in an associate	7,530	-
Long-term investments, net	494	368
Property and equipment, net	319	157
Operating right-of-use assets, net	2,418	671
Intangible assets, net	607	86
Refundable deposits	1,129	1,017
Prepaid expenses, net	503	352
Goodwill, net	47	-
Total non-current assets	13,047	2,651
TOTAL ASSETS	50,706	12,308

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other borrowings	-	420
Payables to customers	2,837	5,022
Accruals and other current liabilities	2,403	524
Payables to AI cloud service providers	10,449	-
Convertible notes	5,232	-
Operating lease liabilities - current	1,222	577
Amount due to directors	198	951
Amount due to related parties	2,022	-
Total current liabilities	24,363	7,494

Non-current liabilities:
Operating lease liabilities - non-current	1,232	83
Total non-current liabilities	1,232	83
TOTAL LIABILITIES	25,595	7,577

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value per share; 950,000,000 shares authorized; 157,582,228 and 8,440,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively)*	16	1
Class B ordinary shares (US$0.0001 par value per share; 50,000,000 shares authorized; 31,371,599 and 8,040,000 shares issued and outstanding as of March 31, 2026 and 2025, respectively)*	3	1
Additional paid-in capital	52,830	19,219
Accumulated losses	(27,696)	(14,522)
Accumulated other comprehensive income	21	32
	25,174	4,731
Non-controlling interests	(63)	-
TOTAL EQUITY	25,111	4,731

TOTAL LIABILITIES AND EQUITY	50,706	12,308

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 16)

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024

(Amount in U.S. dollars and in thousands, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000
Revenues**
Digital Asset Tokens
(i) Interest income	-	30	128
(ii) Tokenization service fee	2,722	-	-
(iii) Transaction service fee	852	110	312
(iv) Asset management service fee – related parties	593	655	871
(v) Consultancy service fee	1,677	2,024	2,980
	5,844	2,819	4,291
AI Tokens
(i) AI infrastructure service fee	22,204	-	-
	22,204	-	-

Total revenues	28,048	2,819	4,291

Expenses
Marketing and promotion expenses	863	1,006	927
Commission and handling expenses	501	474	15
Professional fee	3,214	4,669	774
Information technology expenses	2,551	749	383
Office expenses	1,525	888	342
AI cloud service costs	21,293	-	-
Employee benefits expenses	8,964	2,290	5,043
General and administrative expenses	1,688	1,377	383
Allowance for (reversal of) credit losses	453	(502)	854
Total expenses	41,052	10,951	8,721

Other (expenses) income
Interest income	7	46	29
Other (expenses)/income	(321)	16	3
Interest expenses	-	(5)	-
Share of results of an associate	30	(54)	(3)
Loss on disposal of an associate	-	(100)	-
Impairment loss of long-term investments, net	-	(290)	-
Total other (expenses) income, net	(284)	(387)	29

Loss before income tax expense	(13,288)	(8,519)	(4,401)

Income tax expense	-	19	155

Net loss	(13,288)	(8,538)	(4,556)

Net loss attributable to
Owners of the Company	(13,174)	(8,538)	(4,556)
Non-controlling interests	(114)	-	-
	(13,288)	(8,538)	(4,556)
Other comprehensive (loss) income
Foreign currency translation adjustment	(11)	33	16
Total comprehensive loss	(13,299)	(8,505)	(4,540)

Attributable to
Owners of the Company	(13,185)	(8,505)	(4,540)
Non-controlling interests	(114)	-	-
	(13,299)	(8,505)	(4,540)

Basic and diluted net loss per share	(0.11)	(0.53)	(0.33)
Weighted average number of shares outstanding - basic and diluted*	124,898,113	16,127,380	13,724,658

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 16)
**	Retroactively restated for effect of reclassifying the revenue presentation (see Note 17)

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024

(Amount in U.S. dollars and in thousands, except for share data, or otherwise noted)

	Class A ordinary shares			Class B ordinary shares		Additional		Accumulated other	Non-
	Number of shares	Amount		Number of shares	Amount	paid-in capital	Accumulated losses	comprehensive (loss) income	controlling interests	Total equity
		$’000			$’000	$’000	$’000	$’000	$’000	$’000
Balance as of April 1, 2023	3,960,000	-	**	8,040,000	1	4,785	(1,428)	(17)	-	3,341
Issuance of ordinary shares through public offering, net	2,000,000	-	**	-	-	6,313	-	-	-	6,313
Share-based compensations	1,500,000	-	**	-	-	3,810	-	-	-	3,810
Foreign currency translation adjustment	-	-		-	-	-	-	16	-	16
Net loss	-	-		-	-	-	(4,556)	-	-	(4,556)

Balance as of March 31, 2024	7,460,000	-	**	8,040,000	1	14,908	(5,984)	(1)	-	8,924
Issuance of ordinary shares	500,000	-	**	-	-	1,000	-	-	-	1,000
Share-based compensations	480,000	1		-	-	3,311	-	-	-	3,312
Foreign currency translation adjustment	-	-		-	-	-	-	33	-	33
Net loss	-	-		-	-	-	(8,538)	-	-	(8,538)

Balance as of March 31, 2025	8,440,000	1		8,040,000	1	19,219	(14,522)	32	-	4,731
Issuance of ordinary shares for business combination under common control	106,779,926	10		23,331,599	2	5,595	-	-	-	5,608
Issuance of ordinary shares	41,612,302	4		-	-	23,529	-	-	-	23,533
Issuance of warrants						1,266				1,266
Share-based compensation	750,000	-	**	-	-	3,221	-	-	-	3,221
Non-controlling interests arising on formation of subsidiaries	-	-		-	-	-	-	-	51	51
Foreign currency translation adjustment	-	-		-	-	-	-	(11)	-	(11)
Net loss	-	-		-	-	-	(13,174)	-	(114)	(13,288)

Balance as of March 31, 2026	157,582,228	16		31,371,599	3	52,830	(27,696)	21	(63)	25,111

*	Retroactively restated for effect of share re-classification on December 17, 2024 (see Note 16)

**	Less than US$1,000

The accompanying notes are an integral part of these financial statements.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2026, 2025 and 2024

(Amount in U.S. dollars and in thousands)

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000
Cash flows from operating activities
Net loss	(13,288)	(8,538)	(4,556)
Adjustment to reconcile net loss to cash used in operating activities:
Amortization of intangible assets	7	18	7
Depreciation of property and equipment	131	81	23
Allowance for (reversal of) credit losses	453	(502)	854
Loss on disposal of intangible assets	12	-	-
Share-based compensations	3,221	3,312	3,810
Share of results of an associate	(30)	54	3
Loss on disposal of an associate	-	100	-
Impairment loss of long-term investments	-	290	-
Interest income from loan receivable	-	(26)	(26)
Loss on fair value change of convertible notes	232	-	-
Change in operating assets and liabilities:
Change in receivables from customers	(11,762)	2,770	(2,038)
Change in receivables from brokers-dealers and clearing organizations	(716)	660	(376)
Change in refundable deposits	(89)	(399)	(462)
Change in prepaid expenses and other current assets	(1,842)	999	(1,656)
Change in amount due from a director	-	-	28
Change in amounts with related parties	2,188	-	-
Change in payables to AI cloud service providers	10,449	-	-
Change in payables to customers	(2,185)	(89)	(1,235)
Change in contract liabilities	-	-	(120)
Change in accruals and other current liabilities	1,872	292	69
Change in right to receive cryptocurrencies	(4,014)	-	-
Change in income taxes payable	-	(55)	55
Change in operating lease liabilities	26	(24)	13
Cash used in operating activities	(15,335)	(1,057)	(5,607)

Cash flows from investing activities
Purchase of intangible assets	(540)	(27)	(20)
Purchase of property and equipment	(186)	(88)	(141)
Purchase of long-term investments, net	(126)	(658)	-
Acquisition of an associate	-	-	(257)
Proceeds from disposal of an associate	-	50	-
Acquisition of subsidiaries under common control	5,304	-	-
Repayment of loan to a third party	-	1,010	-
Loan to a third party	-	-	(958)
Cash provided by (used in) investing activities	4,452	287	(1,376)

Cash flows from financing activities
Proceeds from shareholders’ contribution	-	1,000	-
Proceeds from capital injection from investors	16,878	-	-
Net proceeds from initial public offering (“IPO”)	-	-	7,065
Proceeds from other borrowings	-	420	-
Payment for IPO costs	-	-	(409)
Advance to related parties	-	14	61
Proceeds from issuance of convertible notes	5,000	-	-
Advance from directors	-	942	3
Repayments to directors	(804)	-	-
Cash provided by financing activities	21,074	2,376	6,720

Net change in cash, cash equivalents and cash segregated for regulatory purpose	10,191	1,606	(263)
Cash, cash equivalents and cash segregated for regulatory purpose at beginning of the year	8,857	7,251	7,514
Cash, cash equivalents and cash segregated for regulatory purpose at the end of the year	19,048	8,857	7,251

Supplementary cash flows information
Cash received from interest	7	46	29
Cash paid for income taxes	-	74	101

Supplemental schedule of non-cash investing and financing activities
Repayment of loans through issuance of shares	424	-	-
Acquisition of an associate through issuance of Class A Ordinary Shares	7,500	-	-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,034	273	1,044

	As of March 31,
	2026	2025	2024
	$’000	$’000	$’000
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	16,804	3,838	2,140
Cash segregated for regulatory purpose	2,244	5,019	5,111
Total cash, cash equivalents and cash segregated for regulatory purpose	19,048	8,857	7,251

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

On December 4, 2023, as a part of the strategic expansion into the private wealth management business, the Company formed a new wholly owned subsidiary, Solomon Private Wealth Limited (“Solomon Wealth”), under the laws of Hong Kong.

Solomon Global Asset Management Limited (“SGAM”) is a company incorporated in British Virgin Islands with limited liability on August 4, 2023. On March 12, 2025, Solomon Wealth entered into a preliminary agreement for the acquisition from an external third party of 100% of equity interest of SGAM. The transaction was completed on March 13, 2025. On May 7, 2025, Solomon Wealth transferred 100% ownership of SGAM to the Company. As a result, SGAM became a wholly-owned subsidiary of Company.

On April 25, 2025, as a part of our strategic expansion into the stablecoin business, the Company formed a new wholly owned subsidiary, AX Coin Limited, under the laws of Hong Kong, and subsequently renamed it as AX Coin HK Limited on September 12, 2025.

On April 25, 2025, as a part of our strategic development of digital assets investment business, the Company, together with our Chairman and Chief Executive Officer Mr. Ling Ngai Lok, set up a new subsidiary, Solowin Investment Limited, under the laws of Hong Kong, in which the Company holds 4,000 shares out of 10,000 issued shares, accounting for 40% of the entity. On November 19, 2025, the Company acquired Mr. Lok’s shares in the entity for a total purchase price of $1.00, and the entity became a wholly owned subsidiary of the Company. Subsequently, the entity was renamed as AlloyX Ventures Limited on November 25, 2025. As to date of these financial statements, AlloyX Ventures Limited has not commenced substantive operations.

On June 16, 2025, the Company entered into a sale and purchase agreement with two independent individuals, pursuant to which the Company purchased from them, a 48% stake in Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong, for a total purchase price of $7,500,000. Such purchase price was satisfied by the issuance of an aggregate of 7,500,000 Class A Ordinary Shares of the Company to them, with each person receiving 3,750,000 Class A Ordinary Shares. The transaction was completed in June 2025.

On August 11, 2025, the Company entered into a sale and purchase agreement with Mr. Lok Ling Ngai and Mr. Haokang Zhu as well as certain independent third parties to acquire 100% equity interest of AlloyX Limited, a Cayman Islands company developing next-generation stablecoin infrastructure centered on tokenized money-market funds and cross-border payments. Consideration to the sellers comprised 106,779,926 Class A Ordinary Shares and 23,331,599 Class B Ordinary Shares. Upon the closing of the acquisition on September 3, 2025, AlloyX became a wholly owned subsidiary of the Company. AlloyX has four subsidiaries, including (i) Master Venus Limited, a company incorporated under the laws of Samoa, (ii) AlloyX HK, a company incorporated under the laws of Hong Kong, (iii) AlloyX Group PTE Ltd, a company incorporated under the laws of Singapore, and (iv) Bravo Valor Partners Ltd, a company incorporated under the laws of the State of Washington, the United States of America. Both the Company and AlloyX were controlled by the same common controller, Mr. Lok Ling Ngai before this acquisition since July 3, 2025. Thus, the acquisition was a transaction between entities under common control, which, under U.S. GAAP, requires the assets and liabilities to be transferred at the historical cost of the entity. Accordingly, the Company’s financial information prior to the acquisition date of September 3, 2025 was retrospectively adjusted to include the financial results of AlloyX for the period during which the entities were under common control since July 3, 2025.

On August 15, 2025, the Company entered into a sale and purchase agreement, with one independent individual, pursuant to which the Company purchased from the shareholder 190,000 ordinary shares, representing 19% of the issued and paid-up share capital, in GPL Remittance Pte. Ltd., an exempt private company limited by shares incorporated in Singapore (“GPL”), for consideration of SGD161,500 in cash. As of the date of this report, this acquisition has closed.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

On August 25, 2025, the Company, together with the Company’s Chairman and Chief Executive Officer, Mr. Ling Ngai Lok, and the Company’s director, Mr. Haokang Zhu, formed a new subsidiary, AX Coin Limited (“AX Coin”) under laws of the Cayman Islands, in which the Company holds 32,000 shares out of 50,000 outstanding shares, accounting for 64% of the entity. On October 23, 2025, the Company transferred AX Coin HK Limited to AX Coin Limited, and as a result, AX Coin HK Limited became a wholly owned subsidiary of AX Coin limited. AX Coin Limited’s major business is enterprise-grade stablecoin issuance and provision of an infrastructure platform tailored for B2B scenarios including payments, treasury management and tokenized asset settlement.

On October 23, 2025, the Company transferred AX Coin HK Limited to AX Coin Limited, and as a result, AX Coin HK Limited became a wholly-owned subsidiary of AX Coin Limited.

On November 18, 2025, the Company formed a new wholly-owned subsidiary AXG International Management W.L.L. under AX Coin HK Limited.

On December 30, 2025, AlloyX HK entered into a sale and purchase agreement, with one company, pursuant to which AlloyX HK purchased from the shareholder 10,000 ordinary shares, representing 100% of the issued and paid-up share capital, in Gello Finance Limited., an exempt private company limited by shares incorporated in Canada, for consideration of HKD366,000 in cash. As of the date of this report, this acquisition has closed.

On January 2, 2026, as part of our strategic development of Web3 investment business, Solowin formed a new wholly-owned subsidiary, AXG Investment Ltd, under the laws of the Cayman Islands. As of the date of this report, AXG Investment Ltd has not commenced operations.

On February 8, 2026, AX Coin HK Limited together with Firewood Group Limited, further set up AX Coin Bahrain B.S.C (c), in which AX Coin HK and Firewood hold 95% and 5% of the entity, respectively. AX Coin’s principal business, through its operational subsidiaries in HK and Bahrain, is the issuance of enterprise-grade stablecoins and the operation of a B2B infrastructure platform for payments, treasury management and tokenized asset settlement, marketed under the AX COIN brand. As of the date of this report, AX COIN focuses on obtaining licenses and establishing networks across the globe for its stablecoin business.

The Company together with its subsidiaries (collectively the “Group”) are primarily engaged in providing tokenization services, transaction services, asset management services, consultancy services and AI infrastructure services in Hong Kong.

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	March 31, 2026	March 31, 2025	Place of incorporation	Principal activities
Solowin Holdings	July 23, 2021	N/A	N/A	Cayman Islands	Holding company
Solomon JFZ (Asia) Holdings Limited	July 25, 2016	100%	100%	Hong Kong	Securities and virtual assets dealings and brokerage; advising on securities; corporate consultancy services; and asset management services
Solomon Private Wealth Limited	December 4, 2023	100%	100%	Hong Kong	Wealth management and financial planning services
Solomon Global Asset Management Limited	August 4, 2023 (Acquired on March 13, 2025)	100%	100%	British Virgin Islands	Wealth management and financial planning services
AX Coin Limited	August 25, 2025	64%	N/A	Cayman Islands	Holding company
AX Coin HK Limited	April 25, 2025	100%	N/A	Hong Kong	Holding company
AXG International Management W.L.L.	November 18, 2025	100%	N/A	Kingdom of Bahrain	Dormant
AX Coin Bahrain B.S.C. Closed	February 8, 2026	95%	N/A	Kingdom of Bahrain	Stablecoin issuance
AlloyX Limited	October 22, 2024 (Acquired on September 3, 2025)	100%	N/A	Cayman Islands	Holding company
Master Venus Limited	February 2, 2016 (Acquired on September 3, 2025)	100%	N/A	Samoa	Holding company
AlloyX (Hong Kong) Limited	December 23, 2024 (Acquired on September 3, 2025)	100%	N/A	Hong Kong	Digital assets-related services
AlloyX Group Pte Limited	January 16, 2025 (Acquired on September 3, 2025)	100%	N/A	Singapore	Dormant
Bravo Valor Partners Limited	June 4, 2021 (Acquired on September 3, 2025)	100%	N/A	United States	Dormant
Gello Finance Limited	April 8, 2025 (Acquired on December 30, 2025)	100%	N/A	Canada	Dormant
AlloyX Ventures Limited (formerly known as Solowin Investment Limited)	April 25, 2025 (Acquired on November 25, 2025)	100%	N/A	Hong Kong	Dormant
AXG Investment Limited	January 2, 2026	100%	N/A	Cayman Islands	Dormant

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

Pursuant to the Group Reorganization to rationalize the structure of the Company and its subsidiary in preparation for the listing of the shares, the Company becomes the holding company of SJFZ on October 17, 2022, which involves the transfer of the entire equity interest of SJFZ by the Predecessor Parent Company. The Company, together with its wholly-owned subsidiary, is effectively controlled by the same controlling shareholders, i.e., ultimately held as to 33% by Ms. Yao, 34% by Mr. Lok and 33% by Mr. Zhang, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiary has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination. The consolidated statements of operation and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the years ended March 31, 2026 and 2025, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of March 31, 2026 and 2025 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as at the relevant balance sheet date as if the current group structure had been in existence at those dates.

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

Initial Public Offering

On September 8, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, $0.0001 par value per share at an offering price of $4.00 per share for a total of $8,000,000 in gross proceeds. The Company raised total net proceeds of $7,065,000, which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on September 7, 2023 under the symbol “SWIN”, and subsequently changed to “AXG” during the current year.

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

Reclassification (related to the restated segment information of prior year)

During the year ended March 31, 2026, the Company modified the information that chief operating decision maker, who was also Chief Executive Officer, regularly reviewed for purposes of allocating resources and assessing performance, prompting a change in management, operating segments, and reporting units. As a result, beginning in the year ended March 31, 2026, the Company report financial performance based on new business segments described in Note 3 – Segment Information. The Company has recast historically presented comparative segment information to conform to the way the Company internally manage and monitor segment performance as of and for the year ended March 31, 2026. This change primarily impacted Note 17 - Revenue Recognition, with no impact on total revenue presented in the consolidated statements of loss.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to allowance for expected credit losses, impairment for goodwill, investment in an associate, long-term investments and intangible assets. Actual results could vary from the estimates and assumptions that were used.

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

	As of March 31,
	2026	2025
Year-end spot rate	7.8055	7.7787

	For the years ended March 31,
	2026	2025	2024
Average rate	7.7761	7.7917	7.8243

Warrant

The Company assessed the classification of warrant issued in accordance with ASC 480 and ASC 815. The Company determines that the warrant issued should be classified as equity. The warrants are recorded at fair value on the grant date and no changes in fair value are recognized after the issuance date.

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

Based on the short-term nature of cash and cash equivalents, cash segregated for regulatory purpose, receivables from customers, brokers-dealers and clearing organizations, other current assets, loan receivables, amount due to directors, amounts due from (to) related parties, payables to customers, other borrowings, payables to AI cloud service providers, accruals and other current liabilities has determined that the carrying value approximates their fair values. The carrying amounts of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates.

Acquisition

(i) Business combination

The Group accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”). Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the consolidated statements of comprehensive loss as gain on bargain purchase. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the initially recorded balances of assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive loss.

(ii) Business combination under common control

The consolidated financial statements incorporate the financial information of a business that was acquired in the year ended March 31, 2026 from an entity that controls both the Group as well as the acquired business. Under U.S. GAAP this is considered a business combination under common control and the acquiring company’s (the Group’s) prior year financial statements have been adjusted to reflect the acquisition for all periods during which both entities were under common control during which the entities were under common control since July 3, 2025.

Under U.S. GAAP the acquired assets and assumed liabilities have been consolidated in the Group financial statements at the historical basis of the respective account balances.

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

The receivables from customers, broker-dealers and clearing organizations, such as Hong Kong Exchanges and Clearing Limited (“HKEx”), are normally viewed as past due or delinquent based on how recently payments have been received. The Company has contractual rights to receive cash on demand from customers, broker-dealers and clearing organizations. As of March 31, 2026 and 2025, there are receivables from customers past due over 90 days. Management is actively monitoring these receivables and continues to assess their recoverability with reference to customers’ payment history, credit standing, and the status of the underlying securities held. As of March 31, 2026 and 2025, the allowance for expected credit losses on receivables from customers were approximately $929,000 and $501,000, respectively.

As of March 31, 2026 and 2025, no receivables from clearing organizations and broker-dealers are past due or delinquent as the receivables are normally being settled within two days after the trade execution. As of March 31, 2026 and 2025, the Company has evaluated the probable losses on receivables from broker-dealers and clearing organizations are minimal and the allowance for expected credit losses on receivables from broker-dealers and clearing organizations were approximately $13,000 and nil, respectively.

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan receivables, net

Loan receivables are recognized when the Company, as a lender, provides the loan to borrowers as per the loan agreement. Loan receivables are initially measured at the amount of the loan provided. Subsequent to initial recognition, loan receivables are measured at amortized cost using the effective interest method, which includes the recognition of interest income less any allowance for expected credit losses. The loan receivables was settled during the year ended March 31, 2025.

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

Right to receive cryptocurrencies

Right to receive cryptocurrencies represents the cryptocurrencies that the Company invests in cryptocurrency-denominated short-term investments to earn investment income. These short-term investments have flexible terms and therefore can be redeemed at any time. The Company follows the January 2025 updated AICPA’s Practice Aid, Accounting for and Auditing of Digital Assets (“Digital Assets Practice Aid”) and accounts for these cryptocurrency-denominated short-term investments as cryptocurrency lending arrangements since the Company has transferred the present rights to the economic benefits associated with the cryptocurrencies for a different rights to receive cryptocurrencies in the future and the Company cannot sell, pledge, loan, or otherwise use the invested (lent) cryptocurrencies while the investment is outstanding. Upon investing (lending), the Company derecognizes the cryptocurrencies invested (lent) and concurrently recognizes receivables settled in cryptocurrencies which are measured at the fair value.

The arrangements with the counterparties to invest (lend) cryptocurrencies are on an unsecured basis. No collateral is held for the cryptocurrencies invested (lent). The investments are not protected by any deposit insurance scheme and are unsecured, and the Company may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, the Company receives the same type of cryptocurrency in the same quantity in principal plus additional interest returns. The investments can be withdrawn on demand by the Company and transferred to the Company in real time other than in exceptional circumstances, which may include, without limitation, extreme market volatility, network outages and delays, validator or protocol failure, a significant number of simultaneous redemption requests from other users, or other unanticipated events.

The Company recognizes an allowance for receivables settled in cryptocurrencies using the general expected credit losses model in a manner similar to the model and considerations used for assessing credit losses from financial instruments. Under this model, the Company calculates the allowance for credit losses by considering on a discounted basis, all expected shortfalls which are the difference between the quantity of cryptocurrency due to the Company in accordance with the contract and the quantity of cryptocurrency that the Company expects to receive, in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes.

The Company considers both internal and external, and quantitative and qualitative factors when estimating expected credit losses for receivables settled in cryptocurrencies such as the creditworthiness of the counterparty, the results of the historical transactions with the counterparty, the business practices of the counterparty, regulatory developments relating to the industry, liquidity of the underlying cryptocurrency, and the trend of the general economy.

The Company recognizes expected credit losses from receivables settled in cryptocurrencies with a corresponding adjustment to their carrying amount through a loss allowance account. Subsequent recoveries of receivables settled in cryptocurrencies previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

The Company recognized $74,000, nil and nil of allowance for credit loss against the receivables settled in cryptocurrencies for the years ended March 31, 2026, 2025 and 2024. There were no such investments during the years ended March 31, 2025 and 2024.

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

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in an associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within “Share of results of an associate” in the consolidated statements of loss and comprehensive loss..

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

Pursuant to ASC 321, for those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss equal to the difference between the carrying value and fair value. For the years ended March 31, 2026, 2025 and 2024, the Company recognized impairment loss of long-term investments of approximately nil, $290,000 and nil, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the item to its present working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of loss and comprehensive loss in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item.

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

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss in the year the asset is derecognized.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries.

The Company annually, or more frequently if the Company believes indicators of impairment exist, reviews the carrying value of goodwill to determine whether impairment may exist.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

Intangible assets, net

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of the trading platform system and eligibility rights to trade on or through HKEx, as well as the software platforms costs incurred and being capitalized during the current year. The trading platform system is considered by the management as having a finite useful life of two years. Accordingly, the trading platform system is amortized on a straight-line basis over two years. The estimated useful life and amortization method of an intangible asset with finite life is reviewed at the end of each reporting period, with the effect of any changes in estimated being accounted for on a prospective basis. Management has determined that trading rights and the software platforms have indefinite useful lives. These assets are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended March 31, 2026, 2025 and 2024.

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

Payables to AI cloud service providers

Payables to AI cloud service providers arise from the business of AI infrastructure services. Payables to AI cloud service providers represent payables related to the Company’s AI infrastructure services costs, which include the service costs paid by the Company as requested by various service vendors.

Accruals and other current liabilities

Accruals and other current liabilities primarily include accrued salary and employee benefits, accrued legal and professional fee and other accrued expenses for the operation in the ordinary course of business.

Commitments and contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of March 31, 2026 and 2025.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers. Revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation.

The Company currently generates its revenue from the following main sources:

(a) Interest income

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

(b) Tokenization service fee

The Company provides real-world-assets (“RWA”) tokenization project-based services to clients who want to engage in web3 activities and trading of tokenized products on chains, which contains one performance obligation to have the contract price to allocate. The service components are not distinct as they cannot benefit the customers without each other. Revenue is recognized over time. The Company acts as a principal by deploying in-house IT personnel and technical support to enable the provision of such tokenization services, together with the inputs from sales team and support team to fulfill the demand of the clients, in which the Company has control over the specified service before that service is transferred to a customer. The Company granted credit period for customers. The credit period is normally 90 days. There is no right of return for the services.

(c) Transaction service fee

(i) Wealth management services

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

(ii) Virtual assets services

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

(iii) Referral income

Referral income generated by provision of referral services by acting as agent to corporate customers or brokers. The Company refers investors to corporate customers or brokers and earns referral income. The Company enters into a distinct referral agreement with corporate customers or brokers for the provision of referral services. The referral service is distinct and is identified as one performance obligation. The transaction price is a variable consideration as the consideration is determined to be a fixed percentage of subscription amount in the transaction, either IPO or fund raised in other fundraising activities. Revenue from providing referral services to customers is recognized at a point in time when the transaction and the performance is completed, which is generally at the completion of an IPO or fundraising activities. Referral income of approximately $490,000 was recognized during the year ended March 31, 2026. Nil referral services has been provided during the year ended March 31, 2025.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

(d) Asset management services

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

(e) Consultancy service fee

(i) Corporate finance services

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

(ii) Company secretarial services income

Company secretarial services income is generated by acting as a company secretarial service provider to customers, including support for statutory compliance and corporate structuring. The Company acts as an agent and recognizes revenue on a net basis, representing only the fee earned. Revenue is recognized at the point in time when the Company’s facilitation obligation is fulfilled.

There were no contract asset and contract liability balances as of March 31, 2026 and 2025.

(iii) Investment advisory services

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

(f) AI Infrastructure service fee

The Company operates an integrated service model that provides enterprise customers with end-to-end cloud and digital application solutions. The Company acts as a total solution partner which spans initial assessment, solution design, cloud deployment, application implementation, and continuous post-launch support.

The Company acts as a principal to work with certain suppliers which provide access to cloud services, containing one performance obligation to have the contract price to allocate. The service components are not distinct as they cannot benefit the customers without each other. Revenue is recognized over time. To have the necessary infrastructure to enable the provision of such integrated services, together with the inputs from IT personnels and sales team to fulfill the demand of the clients, in which the Company has control over the specified service before that service is transferred to a customer. The Company granted credit period for customers. The credit period is normally 90 days. There is no right of return for the services.

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

During the years ended March 31, 2026, 2025 and 2024, the Company recognized government subsidies of nil, nil, and approximately $3,000, respectively, in other income.

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

Leasing

The Company is a lessee of non-cancellable operating leases for offices. The Company determines if an arrangement is a lease at inception. Right-of-use assets (“ROU”) and lease liabilities are recognized at the present value of the future lease payments at the lease’s commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

The Company recognizes the lease payments in the consolidated operations and comprehensive loss on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2026, 2025 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HKD1,500 per month. Contributions to the plan vest immediately. The Company recorded MPF expenses of approximately $139,000, $59,000 and $38,000 for the years ended March 31, 2026, 2025 and 2024, respectively.

For the Company’s subsidiaries operating in Hong Kong, pursuant to the Employment Ordinance, Chapter 57, the Group has the obligation to pay Long Service Payment (“LSP”) to qualifying employees in Hong Kong under certain circumstances (e.g. dismissal by employers or upon retirement), subject to a minimum of 5 years employment period, based on certain formula. Furthermore, the Mandatory Provident Fund Schemes Ordinance passed in 1995 permits the Company to utilize the Group’s mandatory MPF contributions, plus/minus any positive/negative returns thereof, for the purpose of offsetting LSP payable to an employee (the “Offsetting Arrangement’).

The Amendment Ordinance was gazetted on June 17, 2022, which abolishes the use of the accrued benefits derived from employers’ mandatory MPF contributions to offset the LSP. The Abolition will officially take effect on the Transition Date (i.e. May 1, 2025). Separately, the Government of the HKSAR is also expected to introduce a subsidy scheme to assist employers for a period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year. Under the Amendment Ordinance, the accrued benefits derived from the Group’s Enhanced MPF Scheme, minus the mandatory contributions, made pre–, on or post-transition can continue to be used to offset pre- and post-transition LSP. The impact from the Amendment Ordinance on the Company’s LSP liability is considered insignificant.

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

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. For the years ended March 31, 2026, 2025 and 2024, there were temporary differences of nil, nil, and approximately $9,000, respectively. As of March 31, 2026 and 2025, no deferred tax asset or liability recognized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2026, 2025 and 2024.

Loss per share

The Company computes net loss per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net loss per share (“EPS”) on the face of the consolidated statements of loss and comprehensive loss. Basic EPS is computed by dividing income available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units.

Dilutive shares which could exist pursuant to the exercise of outstanding stock instruments and which were excluded from the diluted weighted average number of ordinary shares in the calculation because their affect would have been anti-dilutive for the years ended March 31, 2026, 2025 and 2024.

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

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company adopted this update beginning April 1, 2025 and the adoption of ASU 2023-09 does not have a material impact on its consolidated financial statements and disclosures.

Recently adopted accounting standards

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments–Credit Losses– Measurement of Credit Losses for Accounts Receivable and Contract Assets (Topic 326), which added a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. The guidance is effective for annual periods beginning after December 15, 2025. The Company is evaluating the impact of the adoption of this update on the consolidated financial statements.

In September 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2025-06, amending the accounting for costs related to internal-use software. The ASU removes reference to software development project stages. Additionally, the ASU requires capitalization of software costs to begin when management has authorized and committed to funding the software and it is probable that the project will be completed and the software will be used to perform the function intended. The requirements of the new standard are effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted and the amendments may be applied on a prospective, retrospective, or modified basis. The Company is in the process of analyzing the impact on our results of operations and financial position.”

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years with early adoption permitted. The Company is assessing the effect of this update on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheet, statements of loss and comprehensive loss and statements of cash flows.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

The Company’s CODM are the Executive Directors and Chief Executive Officer, who review the operation results by customer base of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment.

With the recent developments in the Company’s business, the Company has reorganized its business segments which now consist of two reportable segments: (i) Digital Asset Tokens, and (ii) AI Tokens (“Segment Reorganization”). As part of the Segment Reorganization, the Company has:

●	combined the former “Investment advisory fees” and “Corporate consultancy service income” as “Consultancy service fee”.

●	combined the former “Securities and virtual assets brokerage commissions and handling income” and “Referral income” as “Transaction service fee”.

●	renamed the former “Asset management income - related parties” as “Asset management service fee”.

●	combined “Interest income”, “Tokenization service fee”, “Transaction service fee”, “Asset management service fee”, and “Consultancy service fee” as a new segment “Digital Asset Tokens”.

●	introduced a new segment, “AI Tokens.” containing “AI infrastructure service fee”.

Comparative segment information has been adjusted to reflect the Segment Reorganization. The Company believes the Segment Reorganization does not have a material impact on its consolidated financial statements. The following summary describes the products and services offered in each of the reorganized reportable segments:

Segments	Business Activities
Digital Asset Tokens		Interest income:
	-	Providing rolling cash balance accounts or IPO financing offered by the Company to customers in relation to the securities brokerage services

Tokenization service fee:
	-	Providing RWA tokenization project-based services to clients who want to engage in web3 activities and trading of tokenized products on chains

Transaction service fee:
	-	Providing securities related services for commission and handling income by offering securities dealing and brokerage services, IPO subscription and other financing services

Asset management service fee:
	-	Providing asset management services for asset management fee, performance fee and fund subscription fee

Consultancy service fee:
	-	Providing capital raising, debt financing, secondary offerings and financial advisory services
	-	Providing corporate consultancy services

AI Tokens		AI infrastructure service fee:
	-	Provides an integrated service model that provides enterprise customers with end-to-end cloud and digital application solutions.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Continued)

When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews key metrics, which include the following:

Year ended March 31, 2026

	Digital Asset Tokens segment	AI Tokens segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues- excluding related party income	5,251	22,204	-	27,455
Revenues- related party income	593	-	-	593
Total revenues	5,844	22,204	-	28,048

Marketing and promotion expenses	(23)	(41)	(799)	(863)
Commission and handling expenses	(417)	-	(84)	(501)
Allowance for credit losses	(100)	(353)	-	(453)
Employee benefits expenses	(3,731)	(1,881)	(3,352)	(8,964)
AI cloud service costs	-	(21,293)	-	(21,293)
General and administrative expenses	(1,386)	(3,813)	(3,779)	(8,978)
Total expenses	(5,657)	(27,381)	(8,014)	(41,052)

Interest income	6	-	1	7
Other income (expenses)	23	35	(379)	(321)
Share of results of an associate	-	-	30	30
Total other income (expenses), net	29	35	(348)	(284)

Income (loss) before income tax expense	216	(5,142)	(8,362)	(13,288)

Total assets	9,874	20,606	20,226	50,706
Total liabilities	(5,924)	(11,259)	(8,412)	(25,595)

Net assets	3,950	9,347	11,814	25,111

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Continued)

Year ended March 31, 2025

	Digital Asset Tokens segment	AI Tokens segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues- excluding related party income	2,164	-	-	2,164
Revenues- related party income	655	-	-	655
Total revenues	2,819	-	-	2,819

Marketing and promotion expenses	-	-	(1,006)	(1,006)
Commission and handling expenses	(474)	-	-	(474)
Reversal of credit losses	92	-	410	502
Employee benefits expenses	-	-	(2,290)	(2,290)
General and administrative expenses	(1,134)	-	(6,549)	(7,683)
Total expenses	(1,516)	-	(9,435)	(10,951)

Interest income	-	-	41	41
Other expenses	-	-	(374)	(374)
Share of results of an associate	-	-	(54)	(54)
Total other expenses, net	-	-	(387)	(387)

Income (loss) before income tax expense	1,303	-	(9,822)	(8,519)

Total assets	348	-	11,960	12,308
Total liabilities	(5,124)	-	(2,453)	(7,577)

Net assets (liabilities)	(4,776)	-	9,507	4,731

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SEGMENT INFORMATION (Continued)

Year ended March 31, 2024

	Digital Asset Token segment	AI Tokens segment	Corporate	Total
	$’000	$’000	$’000	$’000
Revenues- excluding related party income	3,420	-	-	3,420
Revenues- related party income	871	-	-	871
Total revenues	4,291	-	-	4,291

Marketing and promotion expenses	-	-	(927)	(927)
Commission and handling expenses	(15)	-	-	(15)
Allowance for credit losses	(444)	-	(410)	(854)
Employee benefits expenses	-	-	(5,043)	(5,043)
General and administrative expenses	(335)	-	(1,547)	(1,882)
Total expenses	(794)	-	(7,927)	(8,721)

Interest income	-	-	29	29
Other income	-	-	3	3
Share of results of an associate	-	-	(3)	(3)
Total other income, net	-	-	29	29

Income (loss) before income tax expense	3,497	-	(7,898)	(4,401)

Total assets	8,716	-	6,685	15,401
Total liabilities	(5,136)	-	(1,341)	(6,477)

Net assets	3,580	-	5,344	8,924

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT IN AN ASSOCIATE

On March 5, 2024, the Company entered into a membership interest purchase agreement with Cambria Capital and Cambria Asset Management, Inc. (the “Purchase Agreement”), pursuant to which the Company agreed to purchase 100% of the membership interests in Cambria Capital for a total purchase price of $700,000 by December 31, 2024. In January 2025, following the non-completion of the second closing to acquire the remaining 75.1% by December 31, 2024, the Company notified Cambria Capital of the termination in accordance with the terms of the Purchase Agreement. On April 4, 2025, the Company entered into an interests buyback and release agreement with Cambria Asset Management, Inc. and Cambria Capital, pursuant to which the Company agreed to sell the 24.9% equity in Cambria Capital back to Cambria Asset Management, Inc. for $100,000. The Company had and ceased to have significant influence over Cambria Capital in February 2025, and had derecognized the investment as of March 31, 2025. As to date of these financial statements, the Company had already received the $100,000.

On April 25, 2025, as a part of our strategic development of digital assets investment business, the Company, together with our Chairman and Chief Executive Officer Mr. Ling Ngai Lok, set up a new subsidiary, Solowin Investment Limited, under the laws of Hong Kong, in which the Company holds 4,000 shares out of 10,000 issued shares, accounting for 40% of the entity. On November 19, 2025, the Company acquired Mr. Lok’s shares in the entity for a total purchase price of $1.00, and the entity became a wholly owned subsidiary of the Company. Subsequently, the entity was renamed as AlloyX Ventures Limited on November 25, 2025. As to date of these financial statements, AlloyX Ventures Limited has not commenced substantive operations.

On June 16, 2025, the Company entered into a sale and purchase agreement with two independent individuals, pursuant to which the Company purchased from them, a 48% stake in Tiger Coin (Hong Kong) Limited, a private company limited by shares incorporated in Hong Kong, for a total purchase price of $7,500,000. Such purchase price was satisfied by the issuance of an aggregate of 7,500,000 Class A Ordinary Shares of the Company to them, with each person receiving 3,750,000 Class A Ordinary Shares. The transaction was completed in June 2025.

The Company’s investment in an associate is summarized below:

	As of March 31,
	2026	2025
	$’000	$’000
Beginning balance	-	254
Cost of acquisition	7,500	-
Share of results of an associate	30	(54)
Loss of disposal of an associate	-	(100)
Consideration received	-	(50)
Consideration receivables transferred to other receivables	-	(50)
Ending balance	7,530	-

The following table illustrates the summarized financial information of the Company’s associates as of March 31, 2026 and 2025 (and not the Company’s share of those amounts), adjusted for difference in accounting policies between the Company and the associates, if any.

As of March 31, 2026
$’000
Current assets	166
Non-current assets	50
Current liabilities	(78)
Net assets of the associate	138

Company’s share in %	48%
Company’s share in $	66
Goodwill	7,464
Carrying amount	7,530

Revenue	2,071
Net income for the year	62

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. LONG-TERM INVESTMENTS, NET

Long-term investments, net consist of investments in non-marketable securities as the following:

	Ownership	As of March 31,
	interest	2026		2025
	%	$’000		$’000
Non-marketable equity securities:
Investment A	2.47%	-		-
Investment B	8.13%	368		368
Investment C	4.90%	-	*	-	*
Investment D	19.00%	126		-
Net carrying value		494		368

*	Less than $1,000

The Company does not have significant influence over the equity investments. Since such investment does not have readily determinable fair values, the Company elected to account for the investments by using alternative measurement. The long-term investments, net are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

On May 28, 2024, the Company entered into a share purchase agreement with certain shareholder of Investment A, which wholly owns a virtual assets investment manager in Hong Kong. Pursuant to which, the Company acquired 2.47% of the total outstanding share capital of Investment A for an aggregate purchase price of $290,000.

On August 2, 2024, the Company entered into a share subscription agreement to subscribe 10 ordinary shares (equivalent to 500,000 shares after stock split on September 3, 2025) of Investment B, an investment holding company, in which one of its subsidiaries has been licensed by the HKSFC in Hong Kong, for a total subscription price of $368,000. The transaction is closed on August 23, 2024.

On September 13, 2024, Solomon Wealth acquired 4.90% of equity interest of Investment C, a money lenders company in Hong Kong, for a total cash consideration of HKD 49 (approximately $6).

On August 18, 2025, the Company acquired 19.00% of equity interest of Investment D, a company in Singapore, for a total cash consideration of SGD 161,500 (approximately $126,000).

The following table presents the movement of investments as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
	$’000	$’000
Beginning balance	368	-
Additions	126	658
Impairment loss of long-term investment, net – Investment A	-	(290)
Ending balance	494	368

As of March 31, 2026 and 2025, cumulative unrealized impairment of $290,000 and $290,000 were included in the carrying value of the Company’s long-term investments, net, respectively.

For the years ended March 31, 2026, 2025 and 2024, impairment loss of long-term investments of nil, $290,000 and nil is recorded in the Company’s consolidated statements of loss   and comprehensive loss, respectively.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. RIGHT TO RECEIVE CRYPTOCURRENCIES, NET

As of March 31, 2026 and 2025, the Company’s right to receive cryptocurrencies consists of the following:

	As of March 31,
	2026	2025
	$’000	$’000
Cryptocurrencies investments	3,850	-
Cryptocurrencies held at brokerage accounts	164	-
	4,014	-
Less: allowance for credit losses	(74)	-
Total	3,940	-

The following table presents the movement of right to receive cryptocurrencies for the year ended March 31, 2026 and 2025:

	As of March 31,
	2026	2025
	$’000	$’000
Beginning balance	-	-
Additions	4,014	-
Ending balance	4,014	-

The movement of the allowance for expected credit losses for right to receive cryptocurrencies was as follows:

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000
Beginning balance	-	-	-
Additions	74	-	-
Reversal	-	-	-
Write-offs	-	-	-
Exchange realignment	-	-	-
Ending balance	74	-	-

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of March 31,
	2026	2025
	$’000	$’000
Leasehold improvement	352	167
Computers equipment	183	84
Furniture and fixtures	55	55
Office equipment	23	6
Sub-total	613	312
Less: accumulated depreciation	(294)	(155)
Property and equipment, net	319	157

Depreciation expense for the years ended March 31, 2026, 2025 and 2024, was approximately $131,000, $81,000 and $23,000, respectively.

8. OPERATING RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company is a lessee of non-cancellable operating leases for corporate office in Hong Kong.

The Company’s operating right-of-use assets and operating lease liabilities recognized in the consolidated balance sheets consist of the following:

	As of March 31,
	2026	2025
	$’000	$’000
Cost	3,436	1,975
Less: accumulated depreciation	(1,018)	(1,304)
Operating lease right-of-use assets, net	2,418	671

	As of March 31,
	2026	2025
	$’000	$’000
Operating lease liabilities
Current portion	1,222	577
Non-current portion	1,232	83
Total	2,454	660

	As of March 31,
	2026	2025
Operating leases:
Weighted average remaining lease term (years)	2	1
Weighted average discount rate	5.22%	5.79%

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. OPERATING RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (Continued)

During the years ended March 31, 2026, 2025 and 2024, the Company incurred lease expense of approximately $2,258,000, $712,000 and $257,000, respectively.

The maturity analysis of the Company’s non-cancelable operating lease obligations as of March 31, 2026 is as follows:

Operating leases
$’000
Year ending March 31, 2027	1,315
Year ending March 31, 2028	962
Year ending March 31, 2029	138
Year ending March 31, 2030	138
Year ending March 31, 2031	46
Total undiscounted operating lease obligations	2,599
Less: imputed interest	(145)
Operating lease liabilities recognized in the consolidated balance sheets	2,454

9. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of March 31,
	2026	2025
	$’000	$’000
Trading rights	64	64
Softwares	554	47
Sub-total	618	111
Less: accumulated amortization	(11)	(25)
Intangible assets, net	607	86

Amortization expense for the years ended March 31, 2026, 2025 and 2024, was approximately $7,000, $18,000 and $7,000, respectively.

The Company recognized disposal loss of $12,000, $nil and $nil for the years ended March 31, 2026, 2025 and 2024, respectively.

10. RECEIVABLES FROM CUSTOMERS, BROKER-DEALERS AND CLEARING ORGANIZATIONS, NET

Receivables from customers, broker-dealers and clearing organizations, net comprised the following:

	As of March 31,
	2026	2025
	$’000	$’000
Receivables from:
Customers	12,525	693
Brokers-dealers and clearing organizations	727	19
Sub-total	13,252	712
Less: allowance for credit losses	(942)	(501)
Total	12,310	211

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. RECEIVABLES FROM CUSTOMERS, BROKER-DEALERS AND CLEARING ORGANIZATIONS, NET (Continued)

The movement of the allowance for credit losses for receivables from customers, broker-dealers and clearing organizations was as follows:

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000
Beginning balance	501	590	223
Additions	539	-	444
Reversal	(98)	(92)	-
Write-offs	-	-	(77)
Exchange realignment	-	3	-
Ending balance	942	501	590

11. GOODWILL, NET

The changes in the carrying amount of goodwill are as follows:

	As of March 31,
	2026	2025
	$’000	$’000
Beginning balance	-	-
Addition arising on acquisition of subsidiaries	47	-
Net carrying amount at the end of the year	47	-

Goodwill acquired during the year ended March 31, 2026 relates to the acquisition of Gello Finance Limited as set out in Note 22.

The Company performs its annual goodwill impairment test as of March 31. For the year ended March 31, 2026, the Company performed a qualitative assessment of its reporting unit in accordance with ASC 350-20-35-3. In performing the qualitative assessment, the Company considered various factors, including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other entity-specific events. Based on this assessment, the Company determined that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount. As a result, no impairment of goodwill was recognized for the year ended March 31, 2026.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2026	2025
	$’000	$’000
Current
Prepaid professional fee (note a)	53	359
Prepaid information technology expenses	254	53
Prepaid office expenses	-	108
Prepaid marketing expenses	7	-
Other receivables	1,944	50
Others	65	7
Total prepaid expenses and other current assets, net - current	2,323	577

Non-current
Prepaid professional fee (note a)	503	352
Total prepaid expenses, net - non-current	503	352

Note:

(a)	Prepaid professional fee mainly represented virtual asset business solutions consultancy fee advanced to the advisors. The service is expected to be provided from year 2024 to year 2028.

13. LOAN RECEIVABLES, NET

As of March 31, 2026 and 2025, the Company has no balance of loan receivable, net.

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

Interest income for the loan receivables for the years ended March 31, 2026, 2025 and 2024 was approximately nil, $26,000 and $26,000, respectively.

The movement of the allowance for expected credit losses for loan receivables was as follows:

	As of March 31,
	2026	2025
	$’000	$’000
Beginning balance	-	410
Reversal	-	(410)
Ending balance	-	-

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. ACCRUALS AND OTHER CURRENT LIABILITIES

	As of March 31,
	2026	2025
	$’000	$’000
Accrued payroll and welfare expenses	522	10
Accrued professional fee	14	266
Accrued advisory services fee	-	111
Accrued information technology expenses	1,356	101
Accrued interest expenses	-	5
Other accruals and payables	511	31
Total	2,403	524

15. OTHER BORROWINGS

	As of March 31,
	2026	2025
	$’000	$’000
Short-term borrowings	-	420

In January 2025, the Company obtained short-term borrowings from two independent third parties, with principal amounts of $220,000 and $200,000 respectively. Each of the loan bears interest at a fixed rate of 6% per annum and repayable within one year or on demand. The loan with outstanding principal and interest amounting to $424,239 was subsequently settled by issuing 1,272,728 ordinary shares in May 2025 (see detailed disclosure in note 16).

Interest expenses for the other borrowings for the years ended March 31, 2026, 2025 and 2024 was approximately nil, $5,000 and nil, respectively.

16. SHAREHOLDERS’ EQUITY

(a) Initial public offering

On September 8, 2023, the Company announced the closing of its IPO of 2,000,000 ordinary shares, $0.0001 par value per share at an offering price of $4.00 per share for a total of $8,000,000 in gross proceeds. The Company raised total net proceeds of $7,065,000, which was reflected in the consolidated statements of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses. During the process of IPO, the Company incurred an aggregate of approximately $720,000 for underwriting discounts and commissions and approximately $967,000 for total offering expenses as of March 31, 2024. At the date of closing of IPO, the underwriting discounts and commissions and total offering expenses of approximately $1,687,000 were offset against the gross proceeds of $8,000,000 resulted in net amount of approximately $6,313,000 which was recognized in additional paid-in capital of the Company.

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

On December 17, 2025, the Company approved to grant 578,900 share options to employees of the Company to encourage efforts in services, which are vested over 3 years upon grant. On the same day, the Company issued 578,900 share options to the employees. The shares were valued at approximately $1,757,000, which was based on the value of the Company’s ordinary shares at the grant date.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHAREHOLDERS’ EQUITY (Continued)

A summary of our stock option award activity as of and for the year ended March 31, 2026 is as follows:

	Shares Underlying Stock Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of March 31, 2025	-	$-	-	$-
Granted	578,900	4	5.8	-
Exercised	-	-	-	-
Canceled/forfeited	-	-	-	-
Outstanding as of March 31, 2026	578,900	4	5.6	-
Vested and expected to vest as of March 31, 2026	48,242	4	5.6	-
Exercisable as of March 31, 2026	48,242	$4	5.6	$-

The weighted average grant date fair value of options granted during the years ended March 31, 2026 was $3.03 per share. The total intrinsic value of options exercised during the years ended March 31, 2026 was nil. No stock option exercised for the year ended March 31, 2026.

The exercise price of stock options granted is set to be $4 per share according to the Share Option Agreement. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model (“Black-Scholes Model”). Expected volatility is based on historical volatility of our common stock. The expected term of options granted is based on analyses of historical employee termination rates and option exercises. The risk-free interest rate is based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. The dividend yield assumption is based on the expectation of no future dividend payments. The assumptions used in the Black-Scholes Model were as follows:

	For the years ended March 31,
	2026	2025	2024
Expected volatility	199.73%	-	-
Average expected term (in years)	5.8 years	-	-
Risk-free interest rate	3.78%	-	-
Expected dividend yield	-	-	-

A summary of the status of the non-vested options to purchase shares or to subscribe to new shares as of March 31, 2026, and changes during the year ended March 31, 2026 is presented below:

	Shares Underlying Stock Options	Weighted Average Exercise Price per Share
Non-vested as of April 1, 2025	-	$-
Granted	578,900	4
Vested	(48,242)	4
Canceled/forfeited	-	-
Non-vested as of March 31, 2026	530,658	4
Vested and expected to vest as of March 31, 2026	48,242	4
Exercisable as of March 31, 2026	48,242	$4

On January 13, 2026, the Company approved to grant equity awards of 750,000 shares to an employee of SPW for the past efforts in services, which were vested immediately upon grant. On the same day, the Company issued 750,000 ordinary shares to the employee. The shares options were valued at approximately $3,075,000, which was based on the value of the Company’s ordinary shares at the grant date.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHAREHOLDERS’ EQUITY (Continued)

The Company recorded approximately $3,221,000, nil, and $3,810,000 of share-based compensations as employee benefits expenses for the years ended March 31, 2026, 2025 and 2024, respectively.

On April 8, 2024, the Company approved to grant 480,000 shares to a consultant of SJFZ to compensate the services rendered, which were vested immediately upon grant. On the same day, the Company issued 480,000 ordinary shares to the consultant. The shares were valued at approximately $3,312,000, which was based on the value of the Company’s ordinary shares at the grant date.

The Company recorded approximately nil, $3,312,000, and nil of share-based compensations as professional fee for the years ended March 31, 2026, 2025 and 2024, respectively.

(c) Financing arrangements

Issuance of ordinary shares

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

On May 27, 2025, the Company issued 1,272,728 Class A ordinary shares to two independent third parties in order to repay short-term borrowings of $440,000 in total (see disclosure in note 15 for details of short-term borrowing). On the same date, the Company issued additional 9,333,332 Class A ordinary shares to certain individual investors, in a registered direct offering, for aggregate gross proceeds of approximately $3,500,000.

On June 3, 2025, the Company sold 20,000,000 Class A ordinary shares and warrants to purchase up to 1,000,000 Class A Ordinary Shares to certain investors, in a registered direct offering, for aggregate gross proceeds of $6,600,000.

On June 9, 2025, the Company sold 2,000,000 Class A ordinary shares and warrants to purchase up to 4,000,000 Class A ordinary shares to certain investors, in a registered direct offering, for aggregate gross proceeds of $1,600,000.

On December 9, 2025, the Company sold 493,421 Class A ordinary shares to certain investors, in a registered direct offering, for aggregate gross proceeds of approximately $1,500,000.

On February 4, 2026, the Company sold 512,821 Class A ordinary shares to certain individual investors, in a registered direct offering, for aggregate gross proceeds of approximately $2,000,000.

Convertible notes

On February 9, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”). Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell to the Investor one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) at an aggregate purchase price of up to $100,000,000 for the purchase of the Company’s Class A Shares. The Company also agreed to issue (i) 1,500,000 Class A Ordinary Shares for $150.0 within ninety days after the closing date to the Investor as pre-delivery shares. The proceeds from the Pre-Paid Purchases are used for working capital and other corporate purposes.

The Securities Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $5,415,000 (the “Convertible Note”), before deducting an original issue discount (the “OID”) of $400,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be eight percent (8%) of the amount set forth in the applicable Request (as defined in the Securities Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of eight percent (8%) per annum.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHAREHOLDERS’ EQUITY (Continued)

The Company received $5,000,000 from the Investor on February 10, 2026.

The Company elected to account for the convertible note at fair value as of March 31, 2026 and passed for evaluation of embedded features for the bifurcation. The Company evaluated that the fair value of the convertible note is $5,231,587 on the issuance date and recognized a loss of $231,587 in the statement of loss and comprehensive loss.

On May 11, 2026, the Company issued 1,500,000 of Class A ordinary shares to the Investor.

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

The Company believed it is appropriate to reflect the above transactions on a retroactive basis and the Company has retroactively adjusted the shares and per share data for all periods presented.

There were 157,582,228 and 8,440,000 Class A ordinary shares issued and outstanding as of March 31, 2026 and 2025, respectively, and there were 31,371,599 and 8,040,000 Class B ordinary shares issued and outstanding as of March 31, 2026 and 2025.

17. DISAGGREGATED REVENUE

The following is the Company’s revenue from contracts with customers that are recognized at a point in time, in accordance with ASC Topic 606, by major transactional based services:

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000
Digital Asset Tokens:

(a) Transaction service fee
Securities and virtual assets brokerage commission income	30	55	25
Securities and virtual assets brokerage handling income	27	55	26
Virtual assets trading income	7	-	-
Virtual assets subscription / redemption income	298	-	-
	362	110	51

Other services
Referral income	490	-	261

(b) Asset management service fee
Fund subscription fee – related parties	-	16	22

(c) Consultancy service fee
Corporate consultancy income	997	993	120
Company secretarial services income	-	6	-
	997	999	120

Total revenues recognized at a point in time	1,849	1,125	454

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. DISAGGREGATED REVENUE (Continued)

The following is the Company’s revenue from contracts with customers for services recognized over a period of time in accordance with ASC Topic 606, by major service type:

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000
Digital Asset Tokens:

(a) Interest income
Other securities brokerage financing	-	30	128

(b) Tokenization service fee
Tokenization service fee	2,722	-	-

(c) Asset management service fee
Management fee income – related parties	267	429	311
Performance fee income – related parties	326	210	538
	593	639	849

(d) Consultancy service fee
Investment advisory income	680	1,025	2,860

AI Tokens:

AI Infrastructure service fee	22,204	-	-

Total revenues recognized over a period of time	26,199	1,694	3,837

18. OTHER (EXPENSES)/INCOME

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000

Subsidies (note a)	39	-	3
Exchange gain on foreign currency translation	19	14	-
Loss on fair value change of convertible notes	(232)	-	-
Others	(147)	2	-
Total	(321)	16	3

Note:

(a)

The subsidies were granted for the year ended March 31, 2026 from the Blockchain & Digital Asset Pilot Subsidy Scheme launched by the Hong Kong Cyberport Management Company Limited which aims to support Blockchain & Web3.0 industry development.

The subsidies were granted for the year ended March 31, 2024 by the Reimbursement of Maternity Leave Pay Scheme from the Hong Kong Government to reimburse partial statutory maternity leave pay under the Employment Ordinance that is required to be paid and has been paid to the employee.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. EMPLOYEE BENEFITS EXPENSES

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000

Salaries and other short term employee benefits	5,597	2,231	1,195
Payments to defined contribution pension schemes	146	59	38
Share based compensations	3,221	-	3,810
Total	8,964	2,290	5,043

20. INCOME TAX

Hong Kong

SJFZ, SPW, AX Coin HK Limited, AlloyX HK and AlloyX Ventures Limited are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2026, 2025 and 2024 Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

Singapore

The Company’s subsidiaries, AlloyX Group Pte. Ltd. is considered Singapore tax resident enterprises under Singapore tax laws. Accordingly, it is subject to enterprise income tax on their taxable income as determined under Singapore tax laws and accounting standards at a statutory tax rate of 17%   .

Cayman Islands, The British Virgin Islands (“BVI”), Samoa, Bahrain

Under the current and applicable laws of the Cayman Islands, BVI, Samoa and Bahrain, the Company, SGAM, AX Coin Limited, AXG International Management W.L.L., AX Coin Bahrain B.S.C. Closed, AlloyX Limited, Master Venus Limited, and AXG Investment Limited are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands, BVI, Samoa and Bahrain withholding tax will be imposed.

Loss before income tax expense is attributable to the following tax jurisdictions:

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000

Hong Kong	(4,499)	(714)	1,559
Cayman Islands	(8,454)	(7,805)	(5,960)
Samoa	(25)	-	-
British Virgin Islands	(40)	-	-
Bahrain	(267)	-	-
Singapore	(3)	-	-
Loss before income tax expense	(13,288)	(8,519)	(4,401)

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. INCOME TAX (Continued)

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the years ended March 31, 2026, 2025 and 2024.

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000

Loss before income tax expense	(13,288)	(8,519)	(4,401)
Tax at Hong Kong statutory tax rate of 16.5%	(2,193)	(1,406)	(726)
Effect of tax-exempt for the Company incorporated in Cayman Islands	1,385	1,288	984
Effect of tax-exempt for the Company incorporated in Samoa	4	-	-
Effect of tax-exempt for the Company incorporated in British Virgin Islands	2	-	-
Effect of tax-exempt for the Company incorporated in Bahrain	44	-	-
Tax effect on non-assessable income	(1)	(19)	-
Tax effect on non-deductible expenses	11	-	60
Tax effect on deductible temporary differences	9	-	(2)
Under provision of prior year	-	19	-
Change in valuation allowance	739	137	(140)
Tax concession	-	-	(21)
Income tax expense	-	19	155

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
	$’000	$’000

Deferred tax assets, net:
Net operating loss carryforwards	876	137
Less: valuation allowance	(876)	(137)
Deferred tax assets, net	-	-

The movement of valuation allowance is as follows:

	As of March 31,
	2026	2025
	$’000	$’000

Beginning balance	137	-
Tax losses recognized	739	137
Ending balance	876	137

The Company had approximately $5,309,000 and $830,000 operating tax losses carried forward as of March 31, 2026 and 2025, respectively. All the tax losses carryforwards will carryforward indefinitely. As of March 31, 2026 and 2025, no deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. LOSS PER SHARE

	For the years ended March 31,
	2026	2025	2024
Numerator
Net loss	(13,288)	(8,538)	(4,556)
Less: net loss attributable to NCI	114	-	-
Net loss attributable to owners of the Company	(13,174)	(8,538)	(4,556)

Denominator:
Weighted average shares outstanding – basic & diluted	124,898,113	16,127,380	13,724,658

Basic and diluted loss per ordinary shares	(0.11)	(0.53)	(0.33)

Dilutive shares which could exist pursuant to the exercise of outstanding stock instruments and which were not included in the calculation because their affect would have been anti-dilutive for the years ended March 31, 2026, 2025 and 2024 are as follows:

	For the years ended March 31,
	2026	2025	2024
Convertible notes	1,500,000	-	-
Warrant	5,000,000	-	-
Share-based compensation for management and employees	530,658	-	-
Total	7,030,658	-	-

22. ACQUISITION OF SUBSIDIARIES

On September 3, 2025, the Company completed the acquisition of AlloyX Limited and its wholly-owned subsidiaries (“AlloyX”), pursuant to the Share Purchase Agreement dated as of August 11, 2025 with Mr. Lok Ling Ngai, and Mr. Haokang Zhu as well as certain independent third parties to acquire 100% controlling ownership interest of AlloyX, whose principal activities are developing next-generation stablecoin infrastructure centered on tokenized money-market funds and cross-border payments. Both the Company and AlloyX were controlled by the same common controller, Mr. Lok Ling Ngai before this acquisition since July 3, 2025, the transaction was accounted for as business combination under common control, and therefore, the related acquired assets and liabilities were transferred at AlloyX’s historical carrying value.

The Company issued an aggregate of 130,111,525 exchangeable shares, 106,779,926 shares from Class A and 23,331,599 shares from Class B. The acquisition is intended to expand the Company’s business.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. ACQUISITION OF SUBSIDIARIES (Continued)

The following table summarizes the historical balances of the assets acquired and liabilities assumed as of July 3, 2025.

As of July 3, 2025
$’000
Cash and cash equivalents	5,351
Prepaid expenses and other current assets, net	204
Property and equipment, net	106
Right of use assets, operating leases	1,856
Refundable deposits	23
Total assets acquired	7,540

Accrued and other current liabilities	(6)
Amount due to related parties	(50)
Operating lease liabilities, current	(594)
Operating lease liabilities, non-current	(1,282)
Total liabilities assumed	(1,932)

Net assets acquired	5,608

In connection with the acquisition of AlloyX, Vast Space Limited, an entity controlled by Mr. Lok, may receive up to US$10.0 million upon achievement of specified enterprise valuation milestones during the 24-month period ending September 3, 2027. The Company determined that the arrangement represents compensation attributable to Mr. Lok’s post-combination services and is accounted for separately from the common-control transaction under ASC 718.

At March 31, 2026, the management concluded that the cumulative compensation cost was not material and therefore did not recognize the related compensation expense and liability. The award will be remeasured at each subsequent reporting date until settlement.

Subsequent to the reporting date, no additional information has become available that would require adjustment to the purchase consideration.

On December 30, 2025, the Company completed the acquisition of Gello Finance Limited (“Gello”), pursuant to the Share Purchase Agreement dated as of December 27, 2025 with independent third parties to acquire 100% controlling ownership interest of Gello, whose principal activities are money services business. The Company paid approximately $47,000. The acquisition is intended to expand the Company’s business.

As of March 31, 2026
$’000
Cash and cash equivalents	47
Total consideration for acquisition	47

Allocation of the purchase consideration:
Goodwill	47
Total assets acquired	47

Net assets acquired	47

From the acquisition date to the year ended March 31, 2026, Gello contributed nil revenue and profit/(loss) to the Company’s consolidated statements of loss and comprehensive loss.

The value of the goodwill can be attributed to a number of business factors, including expected synergies that the AI infrastructure services provided which may help the growth of digital assets-related services in the subsequent years , future growth opportunities, and the assembled workforce, none of which qualify for separate recognition. The excess of purchase consideration over the fair value of net assets acquired was recorded as goodwill, which is not tax-deductible.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Company
Grow World LPF (note a)	Entity controlled by Mr. Lok and Ms. Yao
Grow World II LPF	Entity controlled by Mr. Lok and Ms. Yao
Solomon Capital Fund SPC	Entity controlled by Mr. Lok and Ms. Yao
Northstar Futurex SP	Entity controlled by Solomon Global Select Fund SPC
Winner Global Select LPF	Entity controlled by Mr. Lok
Mr. Lok (note b)	Shareholder and director of the Company
Ms. Yao (note c)	Shareholder and director of the Company
Mr. Zhu (note d)	Shareholder and director of the Company

Note:

(a)	On August 2, 2024, Grow World LPF was no longer a related party to the Company, following a transfer of the Grow World LPF’s ownership to a third party. Additionally, the Company ceased to be Grow World LPF’s investment manager on August 6, 2024 and no income was recognized since August 6, 2024.

(b)	Mr. Lok was a director of the Company and had been appointed as the Chief Executive Officer with effect from March 19, 2025.

(c)	Ms. Yao was a director of SJFZ from October 2022 to April 2025 and had been appointed as a director of the Company with effect from March 19, 2025.

(d)	Mr. Zhu has been appointed as a director of the Company, effective from October 15, 2025.

Related party transactions

		For the years ended March 31,
Name	Nature	2026	2025	2024
		$’000	$’000	$’000
Grow World LPF	Asset management income	-	1	10
Grow World II LPF	Asset management income	57	127	46
Solomon Capital Fund SPC	Asset management income	536	527	815
Total asset management income		593	655	871

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Balance with related parties

		As of March 31,
Name	Nature	2026	2025
		$’000	$’000
Grow World II LPF	Receivable from customers	47	4
Solomon Capital Fund SPC	Receivable from customers	292	42
Total receivable from customers		339	46

Solomon Capital Fund SPC	Amount due from related parties	32	12
Grow World II LPF	Amount due from related parties	6	-
Total amount due from related parties		38	12

Northstar Futurex SP	Amount due to related parties	(22)	-
Winner Global Select LPF	Amount due to related parties	(2,000)	-
Total amount due to related parties		(2,022)	-

Mr. Lok	Amount due to directors	-	(382)
Ms. Yao	Amount due to directors	(198)	(569)
Total amount due to directors		(198)	(951)

Amounts due from (to) related parties and directors are unsecured, non-interest bearing and repayable on demand. The nature of amounts due from related parties is payment in advance for certain operating expenses. These balances are non-trade in nature except for approximately $339,000 and $46,000 represented asset management income receivables as of March 31, 2026 and 2025, respectively.

Remuneration to senior management for the years ended March 31, 2026, 2025 and 2024 were:

	For the years ended March 31,
	2026	2025	2024
	$’000	$’000	$’000
Salaries and other short term employee benefits	666	644	518
Payments to defined contribution pension schemes	6	10	12
Total	672	654	530

During the years ended March 31, 2026, 2025 and 2024, except for these transactions disclosed above, as discussed in note 1 and note 22, the Company also acquired shares of AlloyX Venture Limited (formerly known as Solowin Investment Limited) from Mr. Lok and shares of AlloyX Limited from Mr. Lok and Mr. Zhu. Prior to the combination AlloyX Limited, Mr. Lok Ling Ngai has control over AlloyX Limited. The combination has therefore been accounted for using the predecessor method which the assets and liabilities of AlloyX Limited were recognised at their carrying amounts.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. REGULATORY REQUIREMENTS

SJFZ is a licensed corporation in Hong Kong regulated by HKSFC, the minimum liquid capital requirement is HK$3,000,000 (approximately $384,000) to carry out multiple regulated activities. The following table summarizes the minimum liquid capital as established by the HKSFC that the Company were required to maintain as of March 31, 2026 and 2025 and the actual amounts of capital that were maintained.

Capital requirements as of March 31, 2026	Minimum liquid capital requirements	Capital levels maintained
	$’000	$’000

Solomon JFZ (Asia) Holdings Limited	384	2,689

Capital requirements as of March 31, 2025	Minimum liquid capital requirements	Capital levels maintained
	$’000	$’000

Solomon JFZ (Asia) Holdings Limited	386	3,957

The Company’s operation subsidiary maintains a capital level greater than the minimum liquid capital requirements and it is in compliance with the minimum liquid capital requirement established by the HKSFC.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. CONCENTRATIONS AND RISKS

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

Receivables from customers

The Company’s securities trading activities are transacted on either a cash or margin basis. The Company’s credit risk is limited because substantially all of the contracts entered into are settled directly at securities clearing organizations. In margin transactions, the Company extends credit to customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ account. IPO loans are exposed to credit risk from customers who fail to repay the loans upon IPO stock allotment. The Company monitors the customers’ collateral level and has the right to dispose of the newly allotted stocks once the stocks first start trading. No IPO loans are outstanding as of March 31, 2026 and 2025.

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

Right to receive cryptocurrencies

The Company is exposed to risk from right to receive cryptocurrencies. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

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

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. CONCENTRATIONS AND RISKS (Continued)

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the years ended March 31,
	2026	2026	2025	2025	2024	2024
	$’000%		$’000%		$’000%
Customer A	480	*	637	23%	1,760	41%
Customer B	50	*	591	21%	-	-
Customer C - a related party	536	*	527	19%	815	19%
Customer D	-	-	388	14%	-	-
Customer E	-	-	309	11%	-	-
Customer F	-	-	-	-	1,100	26%
Customer G	7,131	25%	-	-	-	-
Customer H	6,588	23%	-	-	-	-
Customer I	4,146	15%	-	-	-	-

Details of the customers accounting for 10% or more of total expenses are as follows:

	For the years ended March 31,
	2026	2026	2025	2025	2024	2024
	$’000%		$’000%		$’000%
Supplier A	18,628	47%	-	-	-	-

Details of the customers accounting for 10% or more of total receivables from customers are as follows:

	As of March 31,
	2026	2026	2025	2025
	$’000%		$’000%
Customer B	-	-	99	52%
Customer C - a related party	292	*	42	22%
Customer J	-	-	41	21%
Customer H	3,460	30%	-	-
Customer G	5,163	45%	-	-
Customer I	1,218	10%	-	-

Details of the customers accounting for 10% or more of total payables to customers are as follows:

	As of March 31,
	2026	2026	2025	2025
	$’000%		$’000%
Customer K	-	-	1,568	31%
Customer L	-	-	1,404	28%
Customer M	-	-	655	13%
Customer A	371	13%	-	-

Details of the suppliers accounting for 10% or more of total payables to AI cloud service providers are as follows:

	As of March 31,
	2026	2026	2025	2025
	$’000%		$’000%
Supplier A	10,054	96%	-	-

*	Less than 10%

The disclosure of customers represents separate and distinct customers and there are no customers listed that also comprise a significant percentage of either the Company’s revenues or receivables or payables for any year presented.

SOLOWIN HOLDINGS AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. CONCENTRATIONS AND RISKS (Continued)

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

26. COMMITMENTS AND CONTINGENCIES

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

27. SUBSEQUENT EVENTS

The Company has assessed all events from March 31, 2026, up through July 31, 2026, which is the date of these consolidated financial statements are available to be issued, except as disclosed below, there are no other material subsequent events that require disclosure in these consolidated financial statements.

On May 11, 2026, the Company issued 1,500,000 of Class A ordinary shares to Streeterville Capital, LLC (the “Investor”), arising from the Company’s entering into a securities purchase agreement with the Investor.

On June 1, 2026, a subsidiary of the Company was granted a Stablecoin Issuer license by Central Bank of Bahrain to carry out Stablecoin Issuer activities.

On June 8, 2026, the Company issued 1,000,000 of Class A ordinary shares to Streeterville Capital, LLC (the “Investor”), arising from the Company’s entering into a securities purchase agreement with the Investor.

On June 29, 2026, the Company approved to grant 1,650,000 shares to consultants of the Company to compensate the services rendered, which were vested immediately upon grant. On the same day, the Company issued 1,650,000 ordinary shares to the consultants. The shares were valued at approximately $5,396,000, which was based on the value of the Company’s ordinary shares at the grant date.

